Form 10-K, Exhibit 13
period 1994-07-03
MAGNETEK INC
filed 1994-10-17
CIK 751085

                                                                      EXHIBIT 13

FINANCIAL STATEMENTS
SELECTED FINANCIAL DATA

STATEMENT OF INCOME DATA


FOR THE YEARS ENDED JUNE 30.
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA.               1994**           1993           1992           1991           1990
- - ------------------------------------------------------------------------------------------------------------------------------

Net sales                                              $1,133,126     $1,119,392       $883,466       $779,137       $756,357
Income (loss):
  Continuing operations                                   (16,942)        19,263         14,712         10,582         13,741
  Discontinued operations                                 (28,503)         7,770         10,331         24,065         19,487
  Extraordinary item                                           --             --         (2,857)            --             --
  Cumulative effect of accounting changes                      --        (48,734)            --             --             --
Net income (loss)                                         (45,445)       (21,701)        22,186         34,647         33,228
- - ------------------------------------------------------------------------------------------------------------------------------

Per common share -- primary:
  Income (loss) from continuing operations before
     extraordinary item and cumulative effect of
     accounting changes                                    $(0.69)         $0.78          $0.61          $0.45          $0.57
  Net income (loss)                                        $(1.84)        $(0.87)         $0.92          $1.47          $1.40
Per common share -- fully diluted:
  Income (loss) from continuing operations before
     extraordinary item and cumulative effect of
     accounting changes                                         *          $0.73          $0.59          $0.45          $0.57
Net income (loss)                                               *              *          $0.90          $1.47          $1.40
- - ------------------------------------------------------------------------------------------------------------------------------

*  PER SHARE AMOUNTS ON A FULLY DILUTED BASIS ARE OMITTED AS SUCH AMOUNTS ARE ANTI-DILUTIVE IN RELATION TO PRIMARY PER SHARE
   AMOUNTS.
** LOSS FROM CONTINUING OPERATIONS FOR THE YEAR ENDED JUNE 30, 1994 INCLUDES PRETAX CHARGES AGGREGATING $33,871 REFLECTING
   RESTRUCTURING AND OTHER COSTS. LOSS FROM DISCONTINUED OPERATIONS INCLUDES AFTER TAX CHARGES OF $25,041 REFLECTING ESTIMATED
   LOSSES ON DISPOSITION (SEE NOTES 2 AND 7 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS).



BALANCE SHEET DATA

AS OF JUNE 30. AMOUNTS IN THOUSANDS.                         1994           1993           1992           1991           1990
- - ------------------------------------------------------------------------------------------------------------------------------

Total assets                                             $931,358       $995,359       $888,668       $739,142       $660,619
Long-term debt, including current portion                 523,779        523,301        428,880        403,071        388,227
Common stockholders' equity                               113,082        163,029        196,463        158,651        131,876
- - ------------------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During the fiscal year ended June 30, 1994, MagneTek's Board of Directors approved a plan to focus the Company's resources on fewer product lines and reduce debt. Subsequent to fiscal year end, the Board of Directors adopted a formal restructuring program for selling businesses comprised primarily of the Company's utility, military, controls and custom motor product lines (see Note
2). The results of operations and net assets of these businesses are included as "discontinued operations" in the accompanying consolidated financial statements. Accordingly, the discussion which follows concerns only the results of continuing operations.

The Company operates in two business segments: BALLASTS AND TRANSFORMERS including primarily lighting products (magnetic and electronic lighting ballasts), power supplies and small transformer products; and MOTORS AND CONTROLS which includes fractional and integral horsepower electric motors, medium voltage generators and variable speed electronic drives.

During fiscal 1993, sales of electronic lighting ballasts, of which MagneTek is a leading supplier, almost tripled to more than $200 million. Sales were almost exclusively in the United States and were driven by utility rebates on electronic ballasts. Lighting ballasts historically have been "off-the-shelf" products commanding little, if any, order backlog. As demand for electronic ballasts began to exceed the industry's capacity to deliver the product, backlogs developed and grew. In response, the Company and the industry added significant capacity. MagneTek's sales of electronic ballasts peaked in the fourth quarter of fiscal 1993 at over $70 million. Capacity additions enabled supply to exceed end-user demand during the early part of fiscal 1994, when many electrical distributors already held substantial inventories. As a result, the Company experienced a significant drop in order rates, a high level of requests from distributors to return unsold product (many of which were granted) and severe price erosion throughout the industry. The combination of increased costs associated with the added capacity, weak demand levels and decreasing prices resulted in significantly reduced sales and margins for the product line in fiscal 1994 compared to fiscal 1993. The rapid capacity expansion also contributed to increased debt levels at the end of the first quarter of fiscal 1994.

As a result of the strengthening U.S. economy, demand for the Company's motor and drive product lines grew throughout fiscal 1993 and 1994. Demand was particularly strong for fractional horsepower motors with commercial and residential applications, as well as for AC variable speed electronic drives. However, margin expansion was gradual because cost increases largely offset modest price increases in the MOTORS AND CONTROLS segment.

On January 5, 1994, the Board of Directors approved the restructuring plan referenced above, including reductions in electronic ballast capacity, as well as cost reductions in other product lines and administrative consolidations throughout the Company. In connection with this plan, the Company recorded pretax charges to income in the BALLASTS AND TRANSFORMERS segment aggregating $28.8 million, largely for excess electronic ballast inventory, severance costs associated with capacity reductions, and severance and relocation costs associated with administrative consolidations. Pretax charges aggregating $2.4 million were recorded in the MOTORS AND CONTROLS segment, reflecting mainly severance and relocation costs associated with administrative consolidations.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT
MagneTek's sales were $1.133 billion in fiscal 1994, an increase of 1% over fiscal 1993's $1.119 billion. This followed a 27% increase in fiscal 1993 sales over fiscal 1992's $883.4 million. The small increase in fiscal 1994 sales reflects the impact of lower electronic ballast net sales discussed above. U.S. electronic ballast sales dropped almost 30% from 1993 levels, which had grown 280% from 1992. Thus, net sales in the BALLASTS AND TRANSFORMERS segment decreased 7% in 1994 to $660.5 million from $712.6 million in 1993. In Europe, an increase in power supply sales was offset by decreased sales of transformer products, while sales of most other product lines in the segment were fairly comparable year-to-year. Net sales in the segment increased 33% in 1993 from 1992 due to increased sales of electronic ballasts, as well as to the inclusion of a full year's results of a European business acquired in 1992. In the MOTORS AND CONTROLS segment, net sales increased 16% to $472.6 million in 1994 from $406.8 million in 1993. Sales of fractional horsepower motors increased 16% while sales of electronic drives increased 24%. Net sales for the segment in 1993 increased 16% over 1992, with fractional horsepower motors increasing 11% and electronic drives 32%. These sales increases generally reflect the strengthening U.S. economy.

The Company's gross profit dropped to $204.1 million in fiscal 1994 from $245.4 million in fiscal 1993, while its gross margin declined to 18% of sales in 1994 from 21.9% of sales in 1993. Gross profit in 1994 includes charges aggregating $19.1 million for inventory and other reserves provided in conjunction with MagneTek's restructuring. Excluding these charges, gross margin was 19.7% of sales. The decline in gross profit resulted from lower sales and increased costs in the electronic ballast business. Electronic ballast gross profit in the U.S. fell approximately $25 million in 1994 from 1993, and the product line lost almost 10 percentage points in gross margin. Gross margins in other BALLASTS AND TRANSFORMER product lines were down somewhat due to a difficult pricing environment and modest cost increases. Gross margins in most MOTORS AND CONTROLS product lines were up year-to-year with modest price increases and efficiency gains offset somewhat by labor and material cost increases. From 1992 to 1993, gross profit increased approximately $44 million largely due to increased gross profit in the electronic ballast business and most MOTORS AND CONTROLS product lines. However, gross margin as a percent of sales dropped slightly, reflecting a greater proportion of European sales with lower overall margins than U.S. sales.

OPERATING EXPENSES
Selling, general and administrative (SG&A) expense was $194.2 million (17.1% of net sales) in fiscal 1994, up from $175.8 million (15.7% of net sales) in fiscal 1993 and $143.7 million (16.2% of net sales) in fiscal 1992. In all three fiscal years, general corporate expenses are fully included in continuing operations' SG&A with no allocation of corporate overhead to discontinued operations. SG&A expense in 1994 also includes charges associated with the Company's restructuring aggregating $12.1 million, as well as a charge of $2.7 million reflecting estimated costs to settle pending litigation (see Note 7). Excluding these charges, SG&A expense was 15.8% of sales in 1994. As part of its restructuring program, the Company is undertaking a number of actions to reduce overall SG&A expense. These actions include consolidation of continuing operations' administrative functions and a substantial reduction in general corporate expense.

INTEREST AND OTHER EXPENSES
Interest expense of $32 million in fiscal 1994 was up slightly over fiscal 1993's $31.5 million. Year-to-year overall debt levels were comparable, with higher rates on variable-rate debt in 1994. Fiscal 1994 and 1993 interest expense levels were up almost 20% from fiscal 1992's $26.8 million, reflecting an increase of over 20% in debt levels. This was due primarily to MagneTek's substantial investments in electronic ballast capacity and working capital. The Company intends to use proceeds from the sale of discontinued operations to repay debt, and therefore expects interest expense to decrease significantly in future periods as divestitures are completed. Other expense includes primarily amortization costs associated with deferred financing and goodwill. Other expense in 1994 declined to $2.3 million from $5.6 million in 1993 and $4.7 million in 1992. This was due in part to a gain of approximately $2.2 million on the sale of an investment in a limited partnership in 1994.

NET INCOME (LOSS)
In fiscal 1994, the Company recorded a loss of $16.9 million or $.69 per share from continuing operations before extraordinary items and the cumulative effect of accounting changes. Charges associated with the Company's restructuring program and the litigation settlement discussed above represented over $20 million or $.84 per share after tax. Income from continuing operations before extraordinary items and the cumulative effect of accounting changes was $19.3 million, or $.78 per share primary and $.73 per share fully diluted, in fiscal 1993. The corresponding amounts in fiscal 1992 were $14.7 million, or $.61 per share primary and $.59 fully diluted. During 1994, the Company recorded aggregate losses from discontinued operations of $28.5 million, including $25 million for estimated losses on the disposal of businesses expected to be sold at a loss and approximately $2 million more in anticipated losses from these operations in fiscal 1995 prior to their sale. Discontinued operations generated income of $7.8 million in 1993 and $10.3 million in 1992.

In fiscal 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109 "Accounting for Income Taxes." The cumulative effect of the adoption of these two accounting standards resulted in a one-time charge of $48.7 million (see Notes 6 and 9). Fiscal 1992 results reflect an extraordinary item related to early extinguishment of debt (see Note 4).

Net income, taking into account the results of both continuing and discontinued operations, extraordinary items and the cumulative effect of accounting changes, was: a loss of $45.4 million or $1.84 per share in 1994; a loss of $21.7 million or $.87 per share in 1993; and income of $22.2 million or $.92 per share in 1992.

LIQUIDITY AND CAPITAL RESOURCES
The amount outstanding under long-term borrowings (including current portion) was comparable at the end of fiscal 1994 to the amount at the end of fiscal 1993
- - -- approximately $524 million. Between the end of fiscal 1992 and fiscal 1993, long-term borrowings increased approximately $94 million, primarily under bank lines of credit, due to increases in capital spending and working capital to support capacity increases in the electronic ballast business. Net cash provided from operating activities in 1994 was $30.1 million in spite of the loss from continuing operations, reflecting the largely noncash nature of restructuring and other charges recorded during the fiscal year. Although accounts receivable dropped by almost $30 million, the decrease was more than offset by a reduction in current liabilities related to reduced purchases associated with the decreased production of electronic ballasts. In spite of reduced electronic ballast production during 1994, overall inventory did not decrease due to correspondingly lower electronic ballast sales volume and product returns, as well as to modest inventory increases in certain MOTORS AND CONTROLS segment product lines. Cash generated by operating activities was offset by cash used for investments, primarily capital expenditures, which was partially offset by the sale of the Company's custom motor business.

The custom motor business was sold in May 1994 for a cash price of $8.3 million. In July 1994, the Company sold its controls business for a cash purchase price of $46 million. Both prices were subject to certain post-closing adjustments. These divestitures are part of the Company's overall restructuring program, which will be completed during fiscal 1995 (see Note 2). MagneTek anticipates aggregate net proceeds from all planned divestitures to exceed $200 million. Net proceeds will be used to redeem debt. Other actions associated with the restructuring program, including the relocation and consolidation of administrative offices, will entail cash outflow approximating $13.7 million during fiscal 1995.

Due to charges recorded in connection with the restructuring program and litigation settlement, as well as to lower than anticipated operating results, MagneTek was in violation of certain covenants under its Revolving Loan Agreement at June 30, 1994. The Company has received a waiver of the violations from its banks and has negotiated amendments to its Revolving Loan Agreement to adjust the covenants prospectively based upon future projected operating performance. As a result of the amendments, the lending commitment under the Revolving Loan Agreement was reduced to $150 million from $200 million, and the lending rate was increased by one quarter percent (see Note 4). The banks' lending commitment will be further reduced upon required repayment of currently outstanding borrowings with proceeds received from the sale of discontinued operations. Such commitment will not be reduced below $100 million.

The Company may be subject to certain potential environmental and legal liabilities (see Note 7).

CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED JUNE 30.
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA.                                               1994           1993           1992
- - ------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                            $1,133,126     $1,119,392       $883,466
Cost of sales                                                                           928,994        873,976        681,997
- - ------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                            204,132        245,416        201,469
Selling, general and administrative expenses                                            194,234        175,797        143,700
- - ------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                                    9,898         69,619         57,769
Interest expense                                                                         32,018         31,542         26,774
Other expense, net                                                                        2,322          5,614          4,683
- - ------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before provision (benefit)
  for income taxes, extraordinary item and cumulative effect
  of accounting changes                                                                 (24,442)        32,463         26,312
Provision (benefit) for income taxes                                                     (7,500)        13,200         11,600
- - ------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary item and
  cumulative effect of accounting changes                                               (16,942)        19,263         14,712
Discontinued operations --
  Income (loss) from operations (net of taxes)                                           (3,462)         7,770         10,331
  Loss on disposal (net of tax benefit)                                                 (25,041)            --             --
Extraordinary item -- loss on early extinguishment of debt
  (net of tax benefit)                                                                       --             --         (2,857)
Cumulative effect of changes in accounting for postretirement medical
  benefits (net of tax benefit) and income taxes                                             --        (48,734)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                    $  (45,445)    $  (21,701)      $ 22,186
- - ------------------------------------------------------------------------------------------------------------------------------
Per common share -- primary:
Income (loss) from continuing operations before extraordinary item and
  cumulative effect of accounting changes                                            $     (.69)    $      .78       $    .61
Income (loss) from discontinued operations                                                (1.15)           .31            .43
Extraordinary item                                                                           --             --           (.12)
Cumulative effect of accounting changes                                                      --          (1.96)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                    $    (1.84)    $     (.87)      $    .92
- - ------------------------------------------------------------------------------------------------------------------------------
Per common share -- fully diluted:
Income (loss) from continuing operations before extraordinary item and
  cumulative effect of accounting changes                                            $        *     $      .73       $    .59
Income (loss) from discontinued operations                                                    *            .30            .41
Extraordinary item                                                                           --             --           (.10)
Cumulative effect of accounting changes                                                      --              *             --
- - ------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                    $        *     $        *       $    .90
- - ------------------------------------------------------------------------------------------------------------------------------

*  PER SHARE AMOUNTS ON A FULLY DILUTED BASIS HAVE BEEN OMITTED AS SUCH AMOUNTS ARE ANTI-DILUTIVE IN RELATION TO PRIMARY PER SHARE
   AMOUNTS.



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


AS OF JUNE 30. AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA.                      1994           1993

- - ----------------------------------------------------------------------------------------------------------------
ASSETS
- - ----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash                                                                                   $  7,013       $  7,606
Accounts receivable, less allowance for doubtful accounts of $4,745 in 1994
  and $3,986 in 1993                                                                    217,106        253,133
Inventories                                                                             196,527        207,370
Deferred income taxes                                                                    20,688         10,063
Prepaids and other current assets                                                        12,282          9,277
- - ----------------------------------------------------------------------------------------------------------------
Total current assets                                                                    453,616        487,449
- - ----------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                      4,033          3,672
Buildings and improvements                                                               63,511         57,999
Machinery and equipment                                                                 311,664        277,356
- - ----------------------------------------------------------------------------------------------------------------
                                                                                        379,208        339,027
Less accumulated depreciation and amortization                                          172,163        143,621
- - ----------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                       207,045        195,406
- - ----------------------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                                   197,217        233,716
Cost in excess of fair value of net assets acquired, less accumulated
  amortization of $6,005 in 1994 and $4,987 in 1993                                      35,391         36,663
Deferred financing costs, intangible and other assets, less accumulated
  amortization of $12,927 in 1994 and $9,989 in 1993                                     38,089         42,125
- - ----------------------------------------------------------------------------------------------------------------
                                                                                       $931,358       $995,359
- - ----------------------------------------------------------------------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                            1994           1993

- - ------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
- - ------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                        $117,884       $133,973
Accrued liabilities                                                       80,287         94,672
Current portion of long-term debt                                         49,998          7,588
- - ------------------------------------------------------------------------------------------------
Total current liabilities                                                248,169        236,233
- - ------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                   473,781        515,713
Other long-term obligations                                               77,316         67,215
Deferred income taxes                                                     19,010         13,169

Commitments and contingencies


STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares authorized
  24,205,000 and 24,122,000 shares issued and outstanding                    242            241
Additional paid-in capital                                                76,364         75,494
Retained earnings                                                         57,674        103,119
Cumulative translation adjustment                                        (16,561)       (15,825)
Minimum pension liability                                                 (4,637)            --
- - ------------------------------------------------------------------------------------------------
Total stockholders' equity                                               113,082        163,029
- - ------------------------------------------------------------------------------------------------
                                                                        $931,358       $995,359
- - ------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 COMMON STOCK         ADDITIONAL                     CUMULATIVE        MINIMUM
                                            ---------------------        PAID-IN      RETAINED      TRANSLATION        PENSION
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA.        SHARES     AMOUNT        CAPITAL      EARNINGS       ADJUSTMENT      LIABILITY
- - ------------------------------------------------------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1991                      23,014,000       $230        $62,051      $102,634         $ (6,264)      $    --
- - ------------------------------------------------------------------------------------------------------------------------------
Sale of common stock                           650,000          6          9,008            --               --            --
Exercise of stock options                      180,000          2            829            --               --            --
Translation adjustment                              --         --             --            --            5,781            --
Net income                                          --         --             --        22,186               --            --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                      23,844,000        238         71,888       124,820             (483)           --
- - ------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                      278,000          3          3,606            --               --            --
Translation adjustment                              --         --             --            --          (15,342)           --
Net loss                                            --         --             --       (21,701)              --            --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                      24,122,000        241         75,494       103,119          (15,825)           --
Exercise of stock options                       83,000          1            870            --               --            --
Translation adjustment                              --         --             --            --             (736)           --
Minimum pension liability                           --         --             --            --               --        (4,637)
Net loss                                            --         --             --       (45,445)              --            --
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994                      24,205,000       $242         $76,364     $ 57,674         $(16,561)      $(4,637)
- - ------------------------------------------------------------------------------------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30. AMOUNTS IN THOUSANDS                                          1994           1993           1992
- - ------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations                                               $(16,942)       $19,263        $14,712
- - ------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
  Depreciation and amortization                                                          36,418         33,581         31,559
  (Gain) loss on sale of assets                                                          (2,236)        (2,584)           412
  Restructuring and other noncash charges                                                31,221             --           (969)
  Changes in operating assets and liabilities of continuing operations, net of
    effects from acquired companies                                                     (18,331)       (78,644)       (35,344)
- - ------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                        47,072        (47,647)        (4,342)
- - ------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                      30,130        (28,384)        10,370
- - ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of and investment in companies, net of cash acquired                                --        (24,540)       (18,773)
Proceeds from sale of businesses and assets                                               8,216         13,223            854
Capital expenditures                                                                    (43,338)       (57,850)       (28,010)
Annuity contract and other investments                                                    3,085         (9,787)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (32,037)       (78,954)       (45,929)
- - ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under bank and other long-term obligations                                    15,238        110,213             --
Proceeds from issuance of 10-3/4% Senior Subordinated Debentures                             --             --        125,000
Proceeds from issuance of 8% Convertible Subordinated Notes                                  --             --         75,000
Proceeds from issuance of common stock                                                      871          3,609          9,845
Repayment of bank and other long-term obligations                                       (15,090)        (9,157)      (185,900)
Increase in deferred financing costs                                                       (703)        (2,553)        (6,664)
- - ------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                   316        102,112         17,281
- - ------------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing operations                                                   (1,591)        (5,226)       (18,278)
- - ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations                                              (28,503)         7,770         10,331
Adjustments to reconcile income (loss) to net cash provided by discontinued operations:
  Depreciation and amortization                                                          11,211         12,154         11,737
  Loss on disposal and other noncash charges                                             27,341             --          4,259
  Changes in operating assets and liabilities of discontinued operations                 (2,994)          (210)        (6,014)
  Capital expenditures                                                                   (6,057)        (9,951)        (7,076)
- - ------------------------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations                                                998          9,763         13,237
- - ------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                            (593)         4,537         (5,041)
Cash at beginning of year                                                                 7,606          3,069          8,110
- - ------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                    $  7,013        $ 7,606        $ 3,069
- - ------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALL AMOUNTS IN THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE EXPRESSED IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION AND CHANGE IN ACCOUNTING FOR LONG-TERM CONTRACTS Substantially all revenues are recognized when shipments are made. Prior to fiscal year 1992, sales and anticipated profits under certain fixed-price contracts were accounted for under the percentage-of-completion (cost-to-cost) method. During the year ended June 30, 1992, the Company changed its method of accounting for long-term contracts to the percentage-of-completion (units of delivery) method. The Company believed this change was preferable because it provides a more accurate measurement of the stage of completion for its current and anticipated future contracts. This resulted in a charge to income in 1992 of $4,259, net of tax benefit, reflecting the cumulative effect of applying the units of delivery method as of the beginning of the fiscal year. Estimated losses on contracts are recorded when identified. The Company increased its reserve for contract losses by approximately $4,000 and $3,500 during the last two quarters of fiscal 1993 and the fourth quarter of fiscal 1992, respectively. All of the above referenced amounts relate to, and are included in, the results of discontinued operations for the periods indicated.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs ($22,784, $22,243 and $16,889 for the years ended June 30, 1994, 1993 and 1992, respectively) are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally by the straight-line method.

DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS
Costs incurred to obtain financing are deferred and amortized principally on a debt-outstanding method over the term of financing acquired. Amortization expense relating to deferred financing costs was $2,358, $2,006 and $1,845 for the years ended June 30, 1994, 1993 and 1992, respectively. Cost in excess of fair value of net assets acquired (goodwill) is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $1,018, $1,050 and $1,219 for the years ended June 30, 1994, 1993 and 1992, respectively. Amortization expense relating to deferred financing costs and goodwill is included in the Consolidated Statements of Income as other expense.

INCOME TAXES
Income taxes are provided based upon the results of operations for financial reporting purposes and include deferred income taxes applicable to timing differences between financial and taxable income. Tax credits are accounted for under the flow-through method as reductions of the income tax provision in the year in which the credits are realized.

Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." As a result, the Company recorded a one-time charge to income of $13,000 or $.52 per share on a primary basis as the cumulative effect of the accounting change (see Note 6).

Federal income taxes are not provided currently on undistributed earnings of foreign subsidiaries since the Company presently intends to reinvest these earnings overseas indefinitely. At June 30, 1994 the Company had unremitted foreign earnings of approximately $600.

EARNINGS PER SHARE
Primary earnings per share are computed based upon the weighted average number of common and common equivalent (principally stock options) shares outstanding.

Fully diluted earnings per share are computed based upon the weighted average number of common and common equivalent shares outstanding including the effect of additional shares related to the Company's Convertible Notes as if conversion to common shares had occurred at the beginning of the fiscal year. Earnings have also been adjusted for interest expense on the Convertible Notes.

FISCAL YEAR
The Company uses a fifty-two, fifty-three week fiscal year which ends on the Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal year 1994 contained 53 weeks. Fiscal years 1993 and 1992 contained 52 weeks.

2. DISCONTINUED OPERATIONS AND RESTRUCTURING COSTS

On January 5, 1994, the Company's Board of Directors approved a restructuring program with the objective of focusing the Company's resources on its core product lines and reducing debt. In connection with the program, the Company identified certain businesses for potential divestiture. Subsequent to fiscal 1994 year end, the Board of Directors adopted a formal plan of disposal resulting in the classification of substantially all of the divestiture candidates as discontinued operations in the accompanying consolidated financial statements.

The segments to be disposed of are comprised primarily of the Company's utility, military, controls and custom motor businesses. Substantially all of the assets, subject to certain liabilities, of the custom motor business were sold on May 27, 1994 to the management of the business for a cash purchase price of $8,300 subject to certain post-closing adjustments. In July 1994, the Company sold substantially all of the assets, subject to certain liabilities, of the controls business for a cash purchase price of $46,000. Aggregate net sales of these businesses (included in the results below) were $51,831, $62,895 and $56,112 in the years ended June 30, 1994, 1993 and 1992, respectively. The Company expects to complete the remainder of the divestiture program during the fiscal year ended June 30, 1995, and intends to use the net proceeds to repay debt.

The following results for the businesses to be divested are reported separately as discontinued operations in the accompanying Consolidated Statements of Income.


YEAR ENDED JUNE 30                                                                    1994           1993           1992
- - -------------------------------------------------------------------------------------------------------------------------

Net sales                                                                         $365,609       $392,773       $346,345
Income (loss) before provision for income taxes and cumulative effect of
  an accounting change                                                              (3,362)        13,170         26,090
Provision for income taxes                                                             100          5,400         11,500
Cumulative effect of a change in accounting for long-term contracts,
  net of taxes                                                                          --             --         (4,259)
- - -------------------------------------------------------------------------------------------------------------------------
Income (loss) of discontinued operations                                          $ (3,462)      $  7,770       $ 10,331
- - -------------------------------------------------------------------------------------------------------------------------


The Company has provided for estimated losses on disposal of the discontinued operations, net of tax benefit of $2,300, in the amount of $25,041 which includes a provision for anticipated operating losses prior to disposal. The tax benefit is less than the benefit computed using statutory tax rates due to the disallowance (for tax purposes) of losses on the anticipated sales of certain discontinued operations. Net assets of discontinued operations have been segregated in the accompanying Consolidated Balance Sheets and consist primarily of accounts receivable, inventories, fixed assets and goodwill offset by accounts payable and accrued liabilities (including the provisions for estimated losses on disposal and anticipated operating losses prior to disposal).

A portion of the Company's consolidated interest expense has been allocated to the results of discontinued operations based upon the ratio of the net assets of discontinued operations to the total net assets of the Company. Total interest expense allocated to discontinued operations and included in the results above was $15,806, $16,414 and $16,249 for the years ended June 30, 1994, 1993 and
1992, respectively.

In connection with the restructuring program, the Company has also undertaken a review of its core product lines with the objective of developing actions to reduce costs and improve future profitability. The Company identified a substantial amount of potentially obsolete or excess inventory related to the Company's electronic ballast product line based upon current and projected demand and production rates for this product line. The Company is also relocating and consolidating a number of operating and administrative locations as part of the overall restructuring program.

As a result of this review, the Company has recorded charges to income aggregating $31,221 related to potentially obsolete or excess inventory, severance and relocation costs associated with the restructuring. Of this amount, $19,135 is included in Cost of sales and $12,806 is included in selling, general and administrative expense in the Consolidated Statement of Income for the year ended June 30, 1994. Approximately $13,700 will require future cash outflows, which will occur primarily during fiscal 1995.

3. INVENTORIES

Inventories at June 30, consist of the following:


                                                        1994           1993
- - ----------------------------------------------------------------------------

Raw materials and stock parts                       $ 59,943       $ 72,111
Work-in-process                                       43,198         38,785
Finished goods                                        93,386         96,474
- - ----------------------------------------------------------------------------
                                                    $196,527       $207,370
- - ----------------------------------------------------------------------------


4. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:

                                                                                                                  1994        1993
- - -----------------------------------------------------------------------------------------------------------------------------------

Revolving bank loans                                                                                          $173,549    $164,223
11.45 percent Senior Notes, interest payable semi-annually, due June 30, 1997                                  135,000     135,000
10-3/4 percent Senior Subordinated Debentures, interest payable semi-annually, due November 15, 1998           125,000     125,000
8 percent Convertible Subordinated Notes, interest payable semi-annually, convertible into 4,687,500
  shares of common stock, due September 15, 2001                                                                75,000      75,000
Miscellaneous installment notes, capital leases and other obligations at rates ranging from 5.0 percent to
  10.6 percent, due through 1997                                                                                15,230      24,078
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               523,779     523,301
Less current portion                                                                                            49,998       7,588
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              $473,781    $515,713
- - -----------------------------------------------------------------------------------------------------------------------------------


BANK BORROWING ARRANGEMENTS
At June 30, 1994, the Company had an agreement with a group of banks whereby the banks have committed to lend on a domestic basis up to $200,000 through April 30, 1996. Under the agreement, as amended (the "Revolving Credit Agreement") borrowings under the credit facility bear interest at the banks' prime lending rate plus one-half percent or, at the Company's option, the London Interbank Offered Rate plus one and three quarters percent. These rates may be reduced by up to one-half and one and one-eighth percent, respectively, based upon the achievement of specified leverage ratios. At June 30, 1994, borrowings outstanding under the Revolving Loan Agreement bore interest at a weighted average rate of approximately 7.4 percent. The Company is required to pay a commitment fee of three-eighths percent on the unused commitment.

Borrowings under the Revolving Loan Agreement are secured by the stock of the Company's domestic subsidiaries. The Revolving Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow. The Company has received a waiver from the banks related to certain covenants for which the Company was not in compliance at June 30, 1994. Subsequent to June 30, 1994, the Company amended the Revolving Credit Agreement to adjust the financial covenants prospectively based upon a review of expected future operating performance and the effects of the Company's restructuring program (see Note 2). As a result of these amendments, the banks' lending commitment was reduced to $150,000 and the interest rate on borrowings was increased by one-quarter percent. The banks' lending commitment will be further reduced upon required repayment of currently outstanding borrowings with proceeds received from the sale of discontinued operations. Such commitment will not be reduced below $100,000. The amendments also restrict the Company's ability to repay other indebtedness under certain circumstances.

The Company's European subsidiaries have an agreement (the "European Loan Agreement") with five banks wherein the banks have agreed to lend DM 26,000 (approximately $16,400) under a Term Loan and DM 57,500 (approximately $36,000) under a Revolving Loan. Borrowings under this agreement may be denominated in multiple currencies and bear interest at the related country's Interbank Offered Rate plus one and five-eighths percent. The Term Loan is repayable in quarterly installments of DM 1,500 during calendar 1995 and quarterly installments of DM 2,500 thereafter until repaid. Borrowings under the Revolving Loan are due January, 1995, which date may be extended for an additional year on an annual basis. The Company intends to repay all borrowings outstanding under the European Loan Agreement by January, 1995.

Borrowings under the European Loan Agreement are secured by substantially all of the assets of the Company's European subsidiaries with no recourse to the parent. The European Loan Agreement contains certain provisions and covenants with respect to the European subsidiaries which, among other things, limit the amount of future indebtedness and capital expenditures and require the maintenance of specified levels of working capital, net worth and cash flow.

SENIOR NOTES
The 11.45 percent Senior Notes ("Senior Notes") are currently redeemable at the option of the Company in whole or in part including a prepayment charge, if any, based upon the terms of the Note Purchase Agreement. Mandatory repayment of the Senior Notes is in six semi-annual installments of $22,500 beginning December 31, 1994 with the final payment due June 30, 1997. During fiscal 1992, the Company repurchased $15,000 of Senior Notes in market transactions at between 102 and 103 percent of the face value. The premium paid in excess of the face value, together with the unamortized portion of deferred financing costs associated with the repurchased Senior Notes are included in the extraordinary loss on early extinguishment of debt in the accompanying Consolidated Statement of Income for the year ended June 30, 1992.

The Senior Notes are secured by the stock of the Company's subsidiaries. The Note Purchase Agreement contains certain provisions and covenants which, among other things, prohibit the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of working capital, net worth and cash flow. Effective March 31, 1994, the Note Purchase Agreement was amended to adjust certain covenants and allow the Company to divest certain business units under its restructuring program (see Note 2). The amendment also provided for an increase of one-quarter percent (from 11.2 percent to 11.45 percent) in the interest rate on the Senior Notes.

SENIOR SUBORDINATED DEBENTURES
The 10-3/4 percent Senior Subordinated Debentures ("Subordinated Debentures") are not redeemable by the Company prior to maturity in November, 1998. The Subordinated Debentures are subordinated to the Senior Notes and borrowings under the Revolving Loan Agreement. Proceeds from the issuance of the Subordinated Debentures were used to fully redeem all of the Company's 11-7/8 percent First Senior Subordinated Notes at a price of 101.5 percent of the face amount plus accrued interest and to repay bank borrowings. The redemption premium together with the unamortized deferred financing costs and original issue discount are included in the extraordinary loss on early extinguishment of debt in the accompanying Consolidated Statement of Income for the year ended June 30, 1992.

The indenture related to the Subordinated Debentures contains certain covenants which, among other things, limit the nature and amount of future indebtedness and restrict the payment of dividends on common stock.

CONVERTIBLE SUBORDINATED NOTES
The 8 percent Convertible Subordinated Notes ("Convertible Notes") are redeemable at the option of the Company, in whole or in part, beginning in September 1994 at redemption prices set forth in the indenture, and, at the option of the holder, are convertible into common stock of the Company at $16.00 per share at any time prior to maturity in September, 2001.

Aggregate principal maturities on long-term debt outstanding at June 30, 1994 are as follows:


YEAR ENDED JUNE 30
- - ----------------------------------------------------------------------------
1995                                                               $ 49,998
1996                                                                209,846
1997                                                                 54,042
1998                                                                  5,147
1999                                                                126,762
Thereafter                                                           77,984
- - ----------------------------------------------------------------------------


5. FAIR VALUES OF FINANCIAL INSTRUMENTS

The recorded amounts and estimated fair values of the Company's significant financial instruments as of June 30, 1994 were as follows:


                                                    CARRYING           FAIR
                                                      AMOUNT          VALUE
- - ----------------------------------------------------------------------------

11.45 percent Senior Notes                          $135,000       $144,450
10-3/4 percent Senior Subordinated Debentures       $125,000       $128,125
8 percent Convertible Subordinated Notes            $ 75,000       $ 76,875
- - ----------------------------------------------------------------------------

The fair values of long-term debt were estimated based on quoted market prices or through broker quotations. The carrying amounts of certain financial instruments such as cash, annuity contract and borrowings under short-term revolving credit agreements approximate their fair values.

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related purchased copper is incorporated into finished products and sold. Unrealized losses on open contracts at June 30, 1994 were not material to the Company's results of operations.

6. INCOME TAXES

Effective July 1, 1992, the Company changed its method of accounting for income taxes to the liability method of accounting for deferred income taxes with the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109). As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 was a charge to income of $13,000, or $.52 per share on a primary basis in the year ended June 30, 1993.

Income tax expense (benefit) is allocated in the financial statements as follows:


                                                                                                                     DEFERRED
                                                                                            LIABILITY METHOD           METHOD
                                                                                         ---------------------       --------
YEAR ENDED JUNE 30                                                                         1994           1993           1992
- - ------------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before extraordinary item and cumulative
  effect of accounting changes                                                          $(7,500)       $13,200        $11,600
Extraordinary item                                                                           --             --         (2,245)
Cumulative effect of accounting changes                                                      --        (22,370)            --
- - ------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) attributable to continuing operations                       (7,500)        (9,170)         9,355
Discontinued operations                                                                  (2,200)         5,400          8,154
- - ------------------------------------------------------------------------------------------------------------------------------
                                                                                        $(9,700)       $(3,770)       $17,509
- - ------------------------------------------------------------------------------------------------------------------------------

The expense (benefit) for income taxes applicable to continuing operations is as follows:


                                                                   DEFERRED
                                          LIABILITY METHOD           METHOD
                                       ---------------------       --------
YEAR ENDED JUNE 30                       1994           1993           1992
- - ----------------------------------------------------------------------------

CURRENT:
Federal                               $(3,836)       $11,869         $6,108
State                                     178          3,125          2,196
Foreign                                   942         (2,418)           557
DEFERRED:
Federal                                (4,046)       (19,689)            89
State and Foreign                        (738)        (2,057)           405
- - ----------------------------------------------------------------------------
                                      $(7,500)       $(9,170)        $9,355
- - ----------------------------------------------------------------------------



A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary item and cumulative effect of accounting changes is as follows:


                                                                                1994                1993                1992
                                                                         -----------------   -----------------   -----------------
YEARS ENDED JUNE 30                                                       AMOUNT         %    AMOUNT         %    AMOUNT         %
- - -----------------------------------------------------------------------------------------------------------------------------------

Provision (benefit) computed at the statutory rate                       $(8,555)    (35.0)  $11,038      34.0   $ 8,946      34.0
State income taxes, net of federal benefit                                  (371)     (1.5)    1,937       6.0     1,736       6.6
Foreign tax rates in excess of federal statutory rate                      1,213       5.0      (173)      (.5)      451       1.7
Tax credits                                                                   --        --        --        --      (148)      (.6)
Permanent differences arising from application of purchase accounting        141        .6       153        .5       705       2.7

Other                                                                         72        .2       245        .7       (90)      (.3)
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                         $(7,500)     30.7   $13,200      40.7   $11,600      44.1
- - -----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $1,500, $1,300 and $700 for the years ended June 30, 1994, 1993 and 1992.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1994 and 1993 are as follows:


YEARS ENDED JUNE 30                                                                                       1994           1993
- - ------------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)                  $41,406        $36,024
Pension costs                                                                                              775            781
Inventory methods                                                                                        2,616          2,300
Other                                                                                                       --            658
- - ------------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                          44,797         39,763
- - ------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Postretirement medical benefit obligation                                                               23,076         23,513
Inventory and other reserves (including Restructuring)                                                  23,399         13,144
- - ------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                               46,475         36,657
- - ------------------------------------------------------------------------------------------------------------------------------
Net deferred tax (assets) liabilities                                                                  $(1,678)       $ 3,106
- - ------------------------------------------------------------------------------------------------------------------------------


The components of the provision for deferred income taxes for the year ended June 30, 1992 are as follows:


YEAR ENDED JUNE 30                                                     1992
- - ----------------------------------------------------------------------------

Depreciation and amortization                                       $(1,071)
Pension costs                                                         1,607
Inventory and other reserves                                           (979)
Other                                                                   937
- - ----------------------------------------------------------------------------
                                                                       $494
- - ----------------------------------------------------------------------------


7. COMMITMENTS AND CONTINGENCIES

LEASES
The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1994 total $46,546 and are payable in future fiscal years as follows: $12,450 in 1995; $9,654 in 1996; $6,700 in 1997; $5,452 in 1998; $4,156 in 1999 and $8,134 thereafter.

Rent expense for the years ended June 30, 1994, 1993 and 1992 was $18,673, $16,715 and $14,211, respectively.

LITIGATION

PENSION MATTERS
Primarily in 1985, the Company entered into agreements with Executive Life Insurance Company ("ELIC") under which ELIC assumed accrued pension obligations under certain defined benefit retirement plans (collectively, the "Plan") pursuant to an annuity purchase agreement. The Plan paid approximately $25,300 to ELIC under these agreements. In April 1991, the California Insurance Commissioner (the "Commissioner") was named conservator of ELIC and the Los Angeles Superior Court issued orders providing that ELIC would pay 70% of the monthly payments due to the Company's retirees under the ELIC annuity contract.

Under the terms of a plan of rehabilitation, which includes an enhancement agreement between the Commissioner and the National Organization of Life and Health Guaranty Associations ("NOLHGA") to augment the benefits paid to ELIC policyholders, individual annuitants with account values up to $100 will receive 100% of their benefits, resulting in the payment by the rehabilitated ELIC and NOLHGA of substantially all of the required payments to the Company's employees who are covered under the ELIC annuities. The rehabilitation plan provides for reimbursement of shortfall payments the Company had been providing from April 1991 to July 1992 and, accordingly, the Company has reflected the anticipated reimbursement in other assets in its consolidated financial statements.

Effective on July 22, 1992, the Company entered into agreements settling all claims with respect to two complaints filed by the Department of Labor and by a labor union against various defendants including the Company. The settlement agreements required the Company, among other things, to provide back-up insurance coverage in the form of an annuity purchased from an approved insurance company equal to 30% of the obligation to existing retirees. The Company also agreed to purchase additional coverage in the event payments from third parties to annuitants fall below 70% of the required amount. If annuity benefits under the back-up annuity are not needed to provide full benefit payments to covered annuitants, the proceeds will be remitted to the Company on an annual basis. On July 31, 1992, the Company purchased such an annuity from Metropolitan Life Insurance Company for approximately $9,800. Such annuity will only be used for retiree benefits in the event the combined payments by the rehabilitated ELIC and NOLHGA fall below 100% of the required benefits.

The Company does not expect that the above transactions will have a material effect on the Company. However, should ELIC (or its successor) and/or NOLHGA fail to make required annuity payments in the future, such transactions could have a material adverse effect upon the Company.

STOCKHOLDER LITIGATION
Four substantially identical actions were filed in 1993 against the Company and certain of its directors and officers. The four actions were subsequently consolidated in a single amended complaint. The suit purports to be a class action on behalf of purchasers of the Company's common stock from October 22, 1992 through August 6, 1993. The complaint asserts claims under the federal securities laws, and alleges that the Company artificially inflated the price of its common stock during the class period by failing to disclose adverse developments in the Company's business. The complaint does not specify the amount of damages sought.

In July 1994, counsel for the Company defendants and the plaintiffs reached an agreement in principle to settle the litigation. Final approval of the settlement and dismissal of plaintiffs' claims is subject to a hearing following notice to the class and an opportunity for class members to file any objections to the settlement. The Consolidated Statement of Income for the year ended June 30, 1994 reflects a pretax charge of $2,650 representing estimated costs to the Company including legal fees associated with the settlement.

OTHER LITIGATION
The Company is a party to a number of product liability lawsuits, many of which involve fires allegedly caused by defective ballasts. All of these cases are being defended by the Company's insurers, and management believes that its insurers will bear all legal costs and liability, except for applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material adverse effect on the Company. In addition, the Company is frequently named in asbestos-related lawsuits which do not involve material amounts individually or in the aggregate.

The Company is one of numerous defendants in a suit filed in 1993 by multiple plaintiffs claiming damages for personal injuries allegedly resulting from exposure to emissions allegedly generated by the defendants' manufacturing facilities in or near Brownsville, Texas. The plaintiffs have not specified the damages sought nor the particular emissions they contend implicate the Company. Discovery is ongoing and a trial has been set for May 1995, and the Company intends to defend the litigation vigorously. The Company is not able to estimate the potential exposure or range of exposure.

ENVIRONMENTAL MATTERS

GENERAL
The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. Except as described below, the Company's remediation activities for fiscal 1994 did not entail material expenditures, and its remediation activities for fiscal 1995 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

UNIVERSAL MANUFACTURING (BRIDGEPORT)
The Company's Universal Manufacturing division has used certain hazardous materials, including PCBs, in certain of its production processes. In particular, contaminated soil and groundwater have been located at Universal Manufacturing's Bridgeport, Connecticut facility. In connection with the February 1986 acquisition of Universal Manufacturing, the Company and the seller, Farley Northwest Industries, Inc. (the predecessor to Fruit of the Loom, Inc., hereinafter collectively with such successor referred to as "FOL"), executed an environmental agreement. Under this agreement, FOL agreed to perform certain cleanup work at the Bridgeport facility and to indemnify and hold the Company harmless for environmental claims attributable to FOL's or its predecessors' activities at the Bridgeport facility. To date, FOL has undertaken investigative actions and remedial work at Bridgeport as required by the environmental agreement, and such remedial work is now substantially complete.

CENTURY ELECTRIC (MCMINNVILLE)
Prior to its purchase by the Company in 1986, Century Electric, Inc. ("Century Electric") acquired a business from Gould Inc. in May 1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of hazardous waste, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 indemnity"). Investigation revealed the presence of PCBs in portions of the soil and in the groundwater underlying the facility and in certain offsite soil. Century Electric has kept the Tennessee Department of Environment and Conservation, Division of Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Superfund Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of PCBs as above described. In July 1993, Gould submitted to the State of Tennessee a Feasibility Study recommending a cleanup of certain onsite soil with an estimated cost of $4,700. This estimate does not include ancillary costs of onsite cleanup, which are expected to be significant. Based upon currently available information, the aggregate costs for cleanup of certain onsite soil, including ancillary costs of onsite cleanup, are not expected to exceed $15,000. Subsequent to June 30, 1994, Gould contracted for certain onsite cleanup to be performed, at its own expense, during the period from September 1994 through December 1994. The necessity for any potential offsite cleanup has not been studied, and no estimate or range of any potential offsite cleanup costs has been developed. The Company believes that the costs for certain onsite cleanup, including ancillary costs of onsite cleanup, and the costs for any potential offsite cleanup are covered by the 1983 indemnity. In August 1994, Gould requested that the Company consider bearing an unspecified portion of each of these costs, and the Company declined. While the Company believes that Gould will continue to perform under its indemnity obligations, Gould's failure to perform such obligations could have a material adverse effect on the Company.


OFFSITE LOCATIONS
The Company has been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several offsite locations. Due, in part, to the existence of indemnification from the former owners of certain acquired businesses for cleanup costs at certain of these sites, and except as described below, the Company's estimated share in liability (if any) at the offsite facilities is not expected to be material. It is possible that the Company will be named as a potentially responsible party in the future with respect to other sites.

CROWN INDUSTRIES SITE (PIKE COUNTY, PENNSYLVANIA)
In March 1992, the Company was informed by the Pennsylvania Department of Environmental Resources ("DER") that its Universal Manufacturing division is one of a number of potentially responsible parties with respect to a planned environmental investigation and cleanup at the Crown Industries site in Pike County, Pennsylvania. The DER has provided a non-binding preliminary allocation of liability in connection with the site that assigned the Company a 30 percent share. The aggregate expense of cleaning up the site is not currently known, but some preliminary indications suggest a range of $5,000 to $15,000. To date, the DER has sought reimbursement of approximately $500 in the aggregate from the Company and the other potentially responsible parties. The Company has concluded that at least 90 percent of any liability it may incur relating to this site is covered by the indemnification provisions of its environmental agreement with FOL, and FOL has acknowledged such indemnity and is currently defending its own and the Company's interest in this site.

FOL's failure to perform its obligations with respect to the Crown Industries site under the environmental agreement could have a material adverse effect on the Company.

LETTERS OF CREDIT
The Company has approximately $24,000 of outstanding letters of credit as of June 30, 1994.

8. STOCK OPTION AGREEMENTS

The Company has two stock option plans (the "Plans") which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than fair market value at the date of grant. One of the plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 3,605,280. As of June 30, 1994 and 1993 shares available for grant were approximately 473,000 and 514,000, respectively. Options granted under the Plans generally vest in four equal annual installments.

A summary of certain information with respect to options under the Plans follows:


YEARS ENDED JUNE 30                            1994        1993        1992
- - ----------------------------------------------------------------------------

Options outstanding, beginning of year    1,983,143   2,020,088   1,474,236
Options granted                             903,000     368,000     764,900
Options exercised                           (83,389)   (278,320)   (179,765)
Weighted average exercise price              $ 7.69      $ 8.60      $ 4.42
Options cancelled                          (499,700)   (126,625)    (39,283)
- - ----------------------------------------------------------------------------
Options outstanding, end of year          2,303,054   1,983,143   2,020,088
Weighted average price                       $12.30      $11.02      $10.15
- - ----------------------------------------------------------------------------
Exerciseable                                963,107     909,318     748,913
- - ----------------------------------------------------------------------------


The Company has also granted options in prior years under certain non-qualified stock option agreements, terms of which are similar to the Plans. No such options were granted, exercised or cancelled during the three years ended June 30, 1994. As of June 30, 1994, options for 142,835 shares with a weighted average price per share of $4.74 were outstanding, all of which were exerciseable.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1994, SARs with respect to 298,750 shares, with a weighted average exercise price of $10.38 were outstanding under these plans.

9. EMPLOYEE BENEFIT PLANS

PENSION PLANS
The Company has defined benefit retirement plans which, collectively, cover substantially all of its non-union employees and those union employees whose collective bargaining agreements specifically provide for coverage. Effective January 1, 1988, the Company merged all of its plans covering non-union domestic employees into a single defined benefit plan (the "Plan"). The Plan provides benefits based upon career average pay as defined in the Plan.

The net pension cost for the years ended June 30, 1994, 1993 and 1992 is as follows:


                                                   1994      1993      1992
- - ----------------------------------------------------------------------------

Service cost-benefits earned during the period  $ 8,169   $ 7,615   $ 7,924
Interest cost on projected benefit obligation     8,195     7,415     6,309
Investment return on plan assets                 (1,180)   (8,945)   (5,482)
Net amortization and deferral                    (7,103)      888    (1,314)
- - ----------------------------------------------------------------------------
Net pension cost                                $ 8,081   $ 6,973   $ 7,437
- - ----------------------------------------------------------------------------



The projected benefit obligation was determined using an assumed discount rate of 8.25% for the year ended June 30, 1994 and 8.5% for the year ended June 30, 1993 and a 6% increase in the rate of compensation in both years. The average expected long-term rate of return on plan assets is 8.5% for both years.

The funded status of the Company's defined benefit plans at June 30, 1994 and 1993 is as follows:


                                                                1994      1993
- - -------------------------------------------------------------------------------

ACTUARIAL PRESENT VALUE OF:
Vested benefit obligation                                   $103,257  $ 91,373
Non-vested benefits                                            4,134     4,006
Projected benefit obligation                                 112,301   100,516
Market value of plan assets                                  100,163    92,055
Plan assets less than projected benefit obligation           (12,138)   (8,461)
Unrecognized net loss                                         15,242    10,020
Unrecognized prior service income relating to merged plans    (2,778)   (2,947)
Unrecognized net asset                                        (2,917)   (3,282)
Minimum pension liability                                     (4,637)       --
Accrued pension cost                                           7,228     4,670
- - -------------------------------------------------------------------------------


Pursuant to SFAS No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional minimum pension liability of $4,637 at June 30, 1994, representing the difference between the Company's unfunded accumulated benefit obligation and the recorded pension liability. The additional minimum pension liability has been recorded as a reduction of equity.

It is the Company's policy to fund pension costs annually. Plan assets are primarily invested in equity and government securities. The Company also has benefit plans for certain of its foreign subsidiaries which are not reflected above. These plans are not material to the Company's benefit plans as a whole.

In addition to the defined benefit retirement plans, most of the Company's non-union employees participate in a defined contribution savings plan which provides for employee contributions of up to 6% of compensation as defined in the plan with a Company contribution equal to 20% of the first 3% of the employee's contribution. Company contributions were $936, $828 and $817 during the plan years ended March 31, 1994, 1993 and 1992, respectively. Company contributions vest over a five-year period.

POSTRETIREMENT MEDICAL BENEFIT PLANS
The Company provides certain health care benefits for certain eligible retired employees. Approximately 25% of the currently active (but not retired) employees are eligible for benefits under these contributory plans under which the Company's subsidy varies by the employee group. However, for employees retiring after December 31, 1991, the amount of subsidy to be paid by the Company will be "capped" at the 1991 plan cost levels and all future trend increases will be borne by the employees. Employees hired after December 31, 1991 will not receive any Company subsidy.

Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), changing to the accrual method of accounting for certain postretirement benefits other than pensions, primarily health care benefits. SFAS No. 106 requires the expected cost of future benefits to be charged to expense during the periods in which the employees render service. Previously, the Company recognized these costs on a "pay-as-you-go," or cash basis.

The Company implemented SFAS No. 106 on the immediate recognition basis effective July 1, 1992, and, as a result, recognized a one-time pretax charge of $58,104 ($35,734 or $1.44 per share on a primary basis, after tax). The change in accounting resulted in an increase in the annual expense recognized for these postretirement benefits of approximately $2,400.

The accumulated postretirement benefit obligation as of June 30, 1994 and 1993 consisted of unfunded obligations related to the following:


                                                                1994      1993
- - -------------------------------------------------------------------------------

Retirees                                                     $47,195   $48,822
Fully eligible active plan participants                        4,129     6,228
Other active participants                                      6,098     5,063
Unrecognized gain                                              2,408        --
- - -------------------------------------------------------------------------------
                                                             $59,830   $60,113
- - -------------------------------------------------------------------------------

Net periodic postretirement benefit costs for the years ended June 30, 1994 and 1993 include the following components:


YEARS ENDED JUNE 30                                                         1994           1993
- - ------------------------------------------------------------------------------------------------

Service cost -- benefits earned during period                             $  515         $  432
Interest cost on accumulated postretirement benefit obligation             4,472          4,833
- - ------------------------------------------------------------------------------------------------
                                                                          $4,987         $5,265
- - ------------------------------------------------------------------------------------------------



The Company's current policy is to fund the cost of the postretirement health care benefits on a "pay-as-you-go" basis as in prior years.

For measurement purposes, an 11% and 10% annual rate of increase (9% and 8% for HMO plans) in the per capita cost of covered health care claims was assumed for fiscal 1994 and fiscal 1995, respectively; the rate of increase was assumed to decrease to 6.25% by 2008 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $5,500 and the aggregate of service and interest cost components of the annual net postretirement health care cost by approximately $450. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.25% for the year ended June 30, 1994 and 8.5% for the year ended June 30, 1993.

10. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company from fiscal 1995 through fiscal 1999 at a current annual fee of $732 plus out-of-pocket expenses which amounted to $37, $6 and $32 for the years ended June 30, 1994, 1993 and 1992, respectively. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees paid to Spectrum for these services under the agreement were $678 in each of the three years ended June 30, 1994.

During the years ended June 30, 1994 and 1993, the Company paid approximately $914 and $500, respectively, in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder. The Company believes the fees paid were equivalent to those that would be paid under an arm's-length transaction.

11. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:


                                                        1994           1993
- - ----------------------------------------------------------------------------

Salaries, wages and related items                    $28,790        $40,704
Warranty                                              13,865         11,134
Interest                                               3,906         11,265
Income taxes                                           2,537          4,446
Restructuring reserves (see Notes 2 and 13)            8,236         12,520
Other                                                 22,953         14,603
- - ----------------------------------------------------------------------------
                                                     $80,287        $94,672
- - ----------------------------------------------------------------------------


12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations, net of effects from acquired companies, follows:


FOR THE YEARS ENDED JUNE 30                                                                1994           1993           1992
- - ------------------------------------------------------------------------------------------------------------------------------

(Increase) decrease in accounts receivable                                             $ 29,927       $(56,661)      $(17,823)
(Increase) decrease in inventories                                                      (10,640)        (8,425)       (10,390)
(Increase) decrease in prepaids and other current assets                                 (3,258)          (889)        (4,652)
(Increase) decrease in other operating assets                                                (1)         9,837         (7,405)
Increase (decrease) in accounts payable                                                 (14,180)         2,912          5,029
Increase (decrease) in accrued liabilities                                              (20,858)       (24,106)         3,554
Increase (decrease) in deferred income taxes                                             (4,785)         1,796         (2,794)
Increase (decrease) in other operating liabilities                                        5,464         (3,108)          (863)
- - ------------------------------------------------------------------------------------------------------------------------------
                                                                                       $(18,331)      $(78,644)      $(35,344)
- - ------------------------------------------------------------------------------------------------------------------------------
Cash paid for interest and income taxes follows:
  Interest                                                                              $54,841        $46,471        $36,429
  Income taxes                                                                           $5,335        $16,481        $23,500
Reconciliation of assets acquired and liabilities assumed:
  Fair value of assets acquired                                                              --        $44,477        $72,915
  Liabilities assumed                                                                        --         19,937         54,142
- - ------------------------------------------------------------------------------------------------------------------------------
Cash paid for acquisitions                                                                   --        $24,540        $18,773
- - ------------------------------------------------------------------------------------------------------------------------------



13. ACQUISITIONS
In October, 1992, the Company acquired substantially all of the assets subject to certain liabilities of the INET division of Teledyne, Inc. (included in discontinued operations) for a cash price of approximately $15,500 including post closing adjustments. INET manufactures electrical and electronic power products for military and commercial applications and engineers ground support systems for use by aircraft parked at airport terminals.

In March, 1992, the Company acquired the capital stock of May & Christe GmbH, a manufacturer of lighting ballasts, transformers and other electrical equipment based in Germany. The original purchase price aggregated approximately $42,400 which included cash, a deferred payment and the assumption of certain long-term liabilities. At the time of the acquisition, the Company also sold 650,000 shares of the Company's common stock to the former owner of May & Christe for approximately $9,000. During fiscal 1993, in resolution of certain liabilities for which the Company was indemnified by the former owner, the original purchase price was renegotiated to approximately $35,200 resulting in the elimination of the deferred payment. In connection with this acquisition, the Company accrued restructuring reserves aggregating approximately $20,000, principally consisting of severance pay and plant closure costs. The plant closures were substantially completed and the related severance costs paid during fiscal years 1993 and 1994.

These acquisitions were accounted for as purchases, and, accordingly, the purchase prices and direct costs of the acquisitions have been allocated to the respective assets and liabilities of the acquired companies based upon their estimated fair market values at the dates of acquisition. The results of operations of the acquired companies are included in the Company's financial statements since the effective dates of the acquisitions. Pro forma results of operations, which give effect to the transactions as if they had occurred at the beginning of the periods presented, are not materially different from actual results included herein.

14. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in two business segments: Ballasts and Transformers and Motors and Controls.

The Ballasts and Transformers segment produces electrical conversion products, including magnetic and electronic ballasts for various lighting applications, transformers for power transmission in commercial and industrial buildings and a wide range of electronic and industrial equipment, power supplies for use in computer and office equipment and power converters for recreational vehicles.

The Motors and Controls segment designs, manufactures and markets a broad range of high quality, fractional and integral electric motors, medium output generators and electronic adjustable speed drives and systems.

The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company has no significant concentration of credit risk.

Financial information by business segment for continuing operations follows:


                                     BALLASTS AND   MOTORS AND
FOR THE YEAR ENDED JUNE 30, 1994     TRANSFORMERS     CONTROLS        TOTAL
- - ----------------------------------------------------------------------------

Sales                                    $660,524     $472,602   $1,133,126
Operating income (loss)                   (16,821)      26,719        9,898
Identifiable assets*                      510,314      421,044      931,358
Capital expenditures                       28,887       14,451       43,338
Depreciation and amortization              22,841       13,577       36,418
- - ----------------------------------------------------------------------------


Operating income (loss) for the year ended June 30, 1994, reflects pretax charges of $28,822 and $2,399 in the Ballasts and Transformers and Motors and Controls segments, respectively, related to restructuring and other costs primarily in the electronic ballast business (see Note 2).


FOR THE YEAR ENDED JUNE 30, 1993
- - ----------------------------------------------------------------------------

Sales                                    $712,568     $406,824   $1,119,392
Operating income                           45,064       24,555       69,619
Identifiable assets*                      565,500      429,859      995,359
Capital expenditures                       46,529       11,321       57,850
Depreciation and amortization              20,531       13,050       33,581
- - ----------------------------------------------------------------------------
FOR THE YEAR ENDED JUNE 30, 1992
- - ----------------------------------------------------------------------------
Sales                                    $534,159     $349,307     $883,466
Operating income                           39,741       18,028       57,769
Identifiable assets*                      474,001      414,667      888,668
Capital expenditures                       17,192       10,818       28,010
Depreciation and amortization              18,213       13,346       31,559
- - ----------------------------------------------------------------------------


*IDENTIFIABLE ASSETS INCLUDE NET ASSETS OF DISCONTINUED OPERATIONS OF $197,217, $233,716 AND $235,179 FOR 1994, 1993 AND 1992, RESPECTIVELY.

Geographic information with respect to the Company's European Subsidiaries follows:


FOR THE YEARS ENDED JUNE 30                  1994         1993         1992
- - ----------------------------------------------------------------------------

Sales                                    $202,593     $215,323     $161,361
Operating income                           10,004       11,651        7,961
Identifiable assets                       174,736      179,688      190,664
Capital expenditures                        9,723       10,095        6,318
Depreciation and amortization               8,689        8,266        6,572
- - ----------------------------------------------------------------------------


The Company's foreign operations outside of Europe are not material. Export sales were $60,143, $55,075 and $36,344 in 1994, 1993 and 1992, respectively.

15. QUARTERLY RESULTS (UNAUDITED)

During fiscal 1994, the Company's Board of Directors approved a restructuring program with the objective of focusing the Company's resources on its core product lines and reducing debt (see Note 2). Subsequent to fiscal year end, the Board of Directors adopted a formal plan of disposal for certain businesses which have been classified as discontinued operations in the accompanying consolidated financial statements. Accordingly, the quarterly results included below have been restated from those originally reported to reflect the results of continuing operations.


1994 QUARTER ENDED                                                      SEPT. 30        DEC. 31        MAR. 31        JUNE 30
- - ------------------------------------------------------------------------------------------------------------------------------

Net sales                                                               $280,361       $259,296       $287,095       $306,374
Gross profit                                                              58,893         28,101         57,878         59,260
Provision (benefit) for income taxes                                       1,134        (10,093)         1,355            104
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         1,567        (21,800)         3,057            234
Net income (loss)                                                          1,406        (42,502)         1,683         (6,032)
PER COMMON SHARE:
Primary:
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         $0.06         $(0.88)         $0.12          $0.01
Net income (loss)                                                          $0.06         $(1.72)         $0.07         $(0.24)
Fully diluted:
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         $0.06              *          $0.12          $0.01
Net income (loss)                                                          $0.06              *          $0.07              *
- - ------------------------------------------------------------------------------------------------------------------------------

*PER SHARE AMOUNTS ON A FULLY DILUTED BASIS ARE OMITTED AS SUCH AMOUNTS ARE ANTI-DILUTIVE IN RELATION TO PRIMARY PER SHARE AMOUNTS.


In the second quarter of fiscal 1994, Gross profit and income (loss) from continuing operations before extraordinary item and cumulative effect of accounting changes include pretax charges of $19,135 and $31,221, respectively, reflecting restructuring and other costs primarily related to the electronic ballast business (see Note 2). In the fourth quarter of fiscal 1994, Income
(loss) from continuing operations before extraordinary item and cumulative effect of accounting changes includes a pretax charge of $2,650 reflecting the estimated costs to the Company to settle pending litigation (see Note 7).


1993 QUARTER ENDED                                                      SEPT. 30        DEC. 31        MAR. 31        JUNE 30
- - ------------------------------------------------------------------------------------------------------------------------------

Net sales                                                               $250,665       $273,651       $287,203       $307,873
Gross profit                                                              54,129         63,349         67,946         59,992
Provision (benefit) for income taxes                                       2,281          3,108          5,250          2,561
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         3,284          4,472          7,552          3,955
Net income (loss)                                                        (41,980)         8,243          8,933          3,103
PER COMMON SHARE:
Primary:
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         $0.14          $0.18          $0.30          $0.15
Net income (loss)                                                         $(1.69)         $0.34          $0.35          $0.12
Fully diluted:
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes                         $0.13          $0.17          $0.27          $0.15
Net income (loss)                                                              *          $0.31          $0.33          $0.12
- - ------------------------------------------------------------------------------------------------------------------------------

*PER SHARE AMOUNT ON A FULLY DILUTED BASIS IS OMITTED AS SUCH AMOUNT IS ANTI-DILUTIVE IN RELATION TO PRIMARY PER SHARE AMOUNT.



During fiscal 1993, the Company adopted SFAS Nos. 106 and 109 resulting in an after tax charge to income of $48,734, or $1.96 per share on a primary basis (see Notes 6 and 9). The changes in accounting were effective July 1, 1992, resulting in a restatement of originally reported results for the quarter ended September 30, 1992. During the fourth quarter of fiscal 1993, the Company incurred significant additional costs in connection with the expansion of its electronic ballast business.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
MAGNETEK, INC.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the financial statements, the Company changed its method of accounting for income taxes and postretirement medical benefits in 1993.

                                                      /s/    Ernst & Young LLP

Woodland Hills, California
August 18, 1994,
except for the second paragraph of Note 4, as to which the date is September 29, 1994