Form 10-K405, Exhibit 13
period 1995-07-02
MAGNETEK INC
filed 1995-09-29
CIK 751085

                                                                     EXHIBIT 13
SELECTED FINANCIAL DATA

STATEMENT OF INCOME DATA

FOR THE YEARS ENDED JUNE 30.
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA        1995**      1994**      1993       1992       1991
-------------------------------------------------------------------------------------------------------
Net sales                                        $1,202,536  $1,133,126  $1,119,392  $883,466  $779,137

Income (loss):
  Continuing operations                              21,496     (16,942)     19,263    14,712    10,582
  Discontinued operations                           (14,400)    (28,503)      7,770    10,331    24,065
  Extraordinary item                                 (4,820)         --          --    (2,857)       --
  Cumulative effect of accounting changes                --          --     (48,734)       --        --
Net income (loss)                                     2,276     (45,445)    (21,701)   22,186    34,647
-------------------------------------------------------------------------------------------------------
Per common share -- primary:
  Income (loss) from continuing operations
    before extraordinary item and cumulative
    effect of accounting changes                       $.87      $(0.69)      $0.78     $0.61     $0.45
  Net income (loss)                                    $.09      $(1.84)     $(0.87)    $0.92     $1.47
Per common share -- fully diluted:
  Income (loss) from continuing operations
    before extraordinary item and cumulative
    effect of accounting changes                       $.84           *       $0.73     $0.59     $0.45
Net income (loss)                                         *           *           *     $0.90     $1.47
-------------------------------------------------------------------------------------------------------

 * Per share amounts on a fully diluted basis are omitted as such amounts are anti-dilutive in relation to primary per share amounts.

** Loss from discontinued operations includes after tax charges of $14,400 and $25,041 for the years ended June 30, 1995 and 1994 respectively reflecting estimated losses on disposition.
   Loss from continuing operations for the year ended June 30, 1994 includes pretax charges aggregating $33,871 reflecting restructuring and other costs (see Notes 2 and 7 to Consolidated Financial Statements).

BALANCE SHEET DATA

AS OF JUNE 30. AMOUNTS IN THOUSANDS                1995        1994        1993        1992       1991
--------------------------------------------------------------------------------------------------------
Total assets                                     $857,168    $931,358    $995,359    $888,668   $739,142
Long-term debt, including current portion         448,467     523,779     523,301     428,880    403,071
Common  stockholders' equity                      117,278     113,082     163,029     196,463    158,651
--------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

In July, 1994, the Company's Board of Directors adopted a formal plan of disposal for certain businesses in connection with an overall restructuring program designed to focus the Company's resources on its core product lines and to reduce debt. The businesses designated for disposition included the Company's utility, military, controls and custom motor segments.

As of June 30, 1995, the Company had sold its military, controls and custom motors businesses in a series of transactions, as well as certain product lines of its utility business. Subsequent to fiscal 1995 year end, the Company sold its medium power transformer business, which represented most of the remainder of the utility business. The Company is in various stages of completing transactions for the disposition of certain minor remaining operations.

Operating results and net assets of the above businesses through their disposal date are included as "discontinued operations" in the accompanying consolidated financial statements. Accordingly, the discussion that follows concerns only the results of continuing operations. See Note 2 for additional information about discontinued operations and the restructuring program.

--------------------------------------------------------------------------------

BALLASTS & TRANSFORMERS REVENUE
(in millions of dollars)
FY-95                               $687.3 (+4%)

FY-94                               $660.5 (-7%)

FY-93                               $712.6

MOTORS & CONTROLS REVENUE
(in millions of dollars)
FY-95                               $515.2 (+9%)

FY-94                               $472.6 (+16%)

FY-93                               $406.9

TOTAL COMPANY REVENUE
(in millions of dollars)

FY-95                               $1,203 (+6%)

FY-94                               $1,133 (+1%)

FY-93                               $1,119

--------------------------------------------------------------------------------

The Company currently operates in two business segments: Ballasts & Transformers, including primarily lighting products (magnetic and electronic lighting ballasts), power supplies and small transformer products; and Motors & Controls, which includes fractional and integral horsepower electric motors, medium voltage generators and electronic adjustable speed drives.

During fiscal 1995, sales of electronic lighting ballasts, of which MagneTek is a leading supplier, rebounded sharply from a significant drop in fiscal 1994. The 1994 drop was caused by a substantial increase in industry production rates and customer inventories, which occurred primarily during fiscal 1993, in response to perceived demand which exceeded actual end-user demand. Customer order rates and Company shipments declined sharply in fiscal 1994 as the excess inventories were being consumed. End-user demand for electronic ballasts continued to grow (albeit at a slower rate than originally perceived in 1993); and in early fiscal 1995, demand, production rates and inventories came into closer alignment, resulting in stronger order rates and increased shipments during this fiscal year.

Sales of magnetic ballasts have declined slightly over the past two fiscal years; however, the Company expects sales of these ballasts to decline at a more rapid rate in the future as they are displaced by electronic ballasts in more applications. Consequently, the Company also believes sales of electronic ballasts will continue to increase.

The strengthening of the U.S. economy resulted in growing demand for the Company's motor, generator and drive products throughout most of fiscal 1994 and 1995. Demand was particularly strong for fractional horsepower motors, although demand for these motors began to soften during the last quarter of fiscal 1995. Margin increases, while gradual in fiscal 1994 because price increases were largely offset by cost increases, accelerated in fiscal 1995 due to volume-related production efficiencies and an overall reduction in administrative costs.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Total MagneTek net sales were $1.203 billion in fiscal 1995, an increase of 6% over fiscal 1994's $1.133 billion. This followed a 1% increase in fiscal 1994 revenue over 1993's $1.119 billion. The overall revenue increase in fiscal 1995 includes the sales increases in electronic ballasts and fractional horsepower motors referred to above, partially offset by lower sales of transformer products in Europe. Net sales in the Company's two business segments are shown below, left.

Both the 1994 decline and 1995 rebound in Ballasts & Transformers segment revenue were due to swings in U.S. electronic ballast sales, which dropped by almost 30% in 1994 then grew by over 40% in 1995 as production levels began to reflect actual demand. The steady growth in Motors & Controls revenue from 1993 through 1995 generally reflects U.S. economic growth, but was attributable specifically to fractional horsepower motor sales increases of 16% and 8% in 1994 and 1995, respectively, and to above average electronic drive and generator sales growth in the same years.

--------------------------------------------------------------------------------
PHOTO W/CAPTION

DAVID REILAND, EXECUTIVE VICE PRESIDENT & CFO:
"IMPROVEMENTS IN GROSS MARGINS AND CASH GENERATION ARE OUR TWO PRIMARY OBJECTIVES... AND KEYS TO OUR FUTURE SUCCESS."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROSS PROFIT
(in millions of dollars)
FY-95                               $239.6 (20% of sales)

FY-94                               $195.4 (17% of sales)

FY-93                               $241.9 (22% of sales)

SG&A
(in millions of dollars)
FY-95                               $164.3 (14% of sales)

FY-94                               $185.5 (16% of sales)

FY-93                               $172.3 (15% of sales)

OPERATING PROFIT
(in millions of dollars)
FY-95                               $75.4

FY-94                               $9.9

FY-93                               $69.6
--------------------------------------------------------------------------------

The Company's gross profit increased to $239.6 million in fiscal 1995 from $195.4 million in fiscal 1994, and its gross margin improved to 20% of sales in 1995 from 17% in 1994. Gross profit in 1994 includes charges aggregating $19.1 million for inventory write-downs and other reserves provided in conjunction with the Company's restructuring program (see Note 2). Excluding these charges, the gross margin in 1994 was 19% of sales.

The overall increase in gross profit was due to volume-related efficiency improvements in the electronic ballast and fractional horsepower motor businesses. Electronic ballasts' gross profit in the U.S. grew by over $20 million, adding a full eight percentage points to gross margin for that product line. Gross margins in other domestic lighting product lines were fairly comparable to 1994, with material cost increases offset by price increases. In Europe, gross margins improved in power supplies but declined in magnetic ballasts, primarily due to the effect of the strong Deutschmark
(DM) on pricing.

From 1993 to 1994, overall gross profit decreased approximately $46 million due to weakness in the electronic ballast business and the restructuring charges referred to above. Gross margins in the Motors & Controls businesses were up year-to-year with labor and material cost increases offset by price increases and efficiency gains.

OPERATING EXPENSES

Selling, general and administrative (SG&A) expense was $164.3 million (13.7% of net sales) in fiscal 1995, down from $185.5 million (16.4% of net sales) in fiscal 1994 and $172.3 million (15.4% of net sales) in 1993. SG&A expense in 1994 includes charges associated with the Company's restructuring program aggregating $12.1 million as well as a $2.7 million charge reflecting costs to settle litigation (see Note 7). Excluding these charges, SG&A expense was 15.1% of sales in 1994. The 1995 decline in total SG&A expense resulted from administrative consolidations and cost reduction programs completed largely during late 1994 and 1995.

INTEREST AND OTHER EXPENSES

Interest expense of $34.4 million in 1995 was up over fiscal 1994's $32 million, which was up slightly from $31.5 million in 1993. The increase in 1995 reflects increased working capital levels. Interest expense allocated to discontinued operations and not reflected in the foregoing figures amounted to $10.8 million, $15.8 million and $16.4 million in 1995, 1994 and 1993, respectively (see Note 2).

Including interest allocated to discontinued operations, total interest expense incurred by the Company was $45.2 million, $47.8 million and $47.9 million in 1995, 1994 and 1993, respectively. The overall decline in 1995 interest expense reflects lower overall borrowings as proceeds from the sales of discontinued operations were applied to debt reduction. The interest expense decline was limited by increased borrowings to support higher working capital balances and generally higher variable interest rates.

NET INCOME (LOSS)

In fiscal 1995, before extraordinary items, the Company recorded income from continuing operations of $21.5 million, or $.87 per share ($.84 per share, fully diluted) compared to a loss of $16.9 million, or $.69 per share, in 1994. Charges associated with the Company's restructuring program and the litigation settlement mentioned above amounted to more than $20 million, or $.84 per share, in 1994. Income from continuing operations before the cumulative effect of accounting changes was $19.3 million, or $.78 per share ($.73 per share, fully diluted) in 1993.

During 1995 and 1994, the Company recorded aggregate losses from discontinued operations of $14.4 million and $28.5 million, respectively. These amounts were based on actual and estimated proceeds from the disposal of the discontinued operations, as well as actual and estimated operating results of these operations prior to their sale. Discontinued operations generated income of $7.8 million in 1993.

In fiscal 1995, the Company refinanced its existing bank credit facilities (see Note 4) and fully repaid outstanding borrowings under then existing bank facilities in both the U.S. and Europe. The Company also fully redeemed, at a premium, all of its remaining outstanding Senior Notes, which had an aggregate face value of $135 million. The call premium associated with the redemption of the Senior Notes, plus the unamortized portion of deferred financing costs related to the Senior Notes and prior bank borrowings, is reflected on the income statement as an extraordinary item related to early extinguishment of debt.

In fiscal 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions" - and SFAS No. 109 - "Accounting for Income Taxes". The cumulative effect of the adoption of these two accounting standards resulted in a one-time charge of $48.7 million (see Notes 6 and 9).

Net income, taking into account the results of both continuing and discontinued operations, extraordinary items and the cumulative effect of accounting changes, was: $2.3 million or $.09 per share in 1995, a loss of $45.4 million or $1.84 in 1994 and a loss of $21.7 million or $.87 per share in 1993.

LIQUIDITY AND CAPITAL RESOURCES

The amount outstanding under long-term borrowings (including current portion) was $448 million as of June 30, 1995, down from approximately $524 million as of both June 30, 1994 and 1993. The decrease in long-term borrowings resulted from the use of proceeds from the sale of discontinued operations (see Note
2), which aggregated approximately $106 million during fiscal 1995, partially offset by increased borrowings to support higher working capital levels. Net cash provided by operating activities was $9.2 million, as income from operations and noncash charges were largely offset by increased working capital. Cash provided by investing activities was $63.6 million, including proceeds from the sale of discontinued operations net of capital expenditures.

On March 31, 1995, the Company entered into an agreement with a group of banks (Bank Loan Agreement) whereby the banks committed to lend up to $225 million under a revolving facility and $75 million under a term loan facility (see Note 4). Proceeds from the Bank Loan Agreement were used to fully repay all outstanding borrowings under the Company's former Revolving Credit Agreement and its European Loan Agreement, and to fully redeem its 11.45 percent Senior Notes.

In July, 1995, the Company sold its medium power transformer business for a cash price of $76 million, subject to certain post closing adjustments. Proceeds from the sale were used to fully repay the term loan portion of borrowings outstanding under the Bank Loan Agreement described above. This transaction largely completed the Company's divestiture program. Proceeds from the disposition of remaining minor discontinued operations will be used to further repay long-term borrowings.

The Company may be subject to certain potential environmental and legal liabilities (see Note 7).

CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED JUNE 30,
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA.                  1995           1994           1993
---------------------------------------------------------------------------------------------------
Net sales                                                  $1,202,536     $1,133,126     $1,119,392
Cost of sales                                                 962,900        937,719        877,514
---------------------------------------------------------------------------------------------------
Gross profit                                                  239,636        195,407        241,878
Selling, general and administrative expenses                  164,280        185,509        172,259
---------------------------------------------------------------------------------------------------
Income from operations                                         75,356          9,898         69,619
Interest expense                                               34,398         32,018         31,542
Other expense, net                                              4,562          2,322          5,614
---------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  provision (benefit) for income taxes, extraordinary
  item and cumulative effect of accounting changes             36,396        (24,442)        32,463
Provision (benefit) for income taxes                           14,900         (7,500)        13,200
---------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting changes                                           21,496        (16,942)        19,263
Discontinued operations--
  Income (loss) from operations (net of taxes)                     --         (3,462)         7,770
  Loss on disposal (net of tax benefit)                       (14,400)       (25,041)            --
Extraordinary item--loss on early extinguishment of
  debt (net of tax benefit)                                    (4,820)            --             --
Cumulative effect of changes in accounting for
  postretirement medical benefits (net of tax benefit)
  and income taxes                                                 --             --        (48,734)
---------------------------------------------------------------------------------------------------
Net income (loss)                                          $    2,276     $  (45,445)    $  (21,701)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Per common share -- primary:
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting changes                                       $      .87     $     (.69)    $      .78
Income (loss) from discontinued operations                       (.58)         (1.15)           .31
Extraordinary item                                               (.20)            --             --
Cumulative effect of accounting changes                                           --          (1.96)
---------------------------------------------------------------------------------------------------
Net income (loss)                                          $      .09     $    (1.84)    $     (.87)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Per common share -- fully diluted:
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of
  accounting changes                                       $      .84     $        *     $      .73
Income (loss) from discontinued operations                          *              *            .30
Extraordinary item                                                  *             --             --
Cumulative effect of accounting changes                            --             --              *
---------------------------------------------------------------------------------------------------
Net Income (loss)                                          $        *     $        *     $        *
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

*Per share amounts on a fully diluted basis have been omitted as such amounts are anti-dilutive in relation to primary per share amounts.


The accompanying notes are an integral part of these consolidated financial statements.

                                       19

CONSOLIDATED BALANCE SHEETS


AS OF JUNE 30,
AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA.                      1995           1994
-------------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash                                                                      $    311       $  7,013
Accounts receivable, less allowance for doubtful accounts of
  $4,421 in 1995 and $4,745 in 1994                                        235,252        217,106
Inventories                                                                225,461        196,527
Deferred income taxes                                                       25,463         20,688
Prepaids and other assets                                                    3,749         12,282
-------------------------------------------------------------------------------------------------
Total current assets                                                       490,236        453,616
-------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                                         4,089          4,033
Buildings and improvements                                                  62,359         63,511
Machinery and equipment                                                    335,403        311,664
-------------------------------------------------------------------------------------------------
                                                                           401,851        379,208
Less accumulated depreciation and amortization                             201,751        172,163
-------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                        200,100        207,045
-------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                       98,118        197,217
Cost in excess of fair value of net assets acquired, less accumulated
  amortization of $6,990 in 1995 and $6,005 in 1994                         33,134         35,391
Deferred financing costs, intangible and other assets, less accumulated
 amortization of $16,021 in 1995 and $12,927 in 1994                        35,580         38,089
-------------------------------------------------------------------------------------------------
                                                                          $857,168       $931,358
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                                                                            1995           1994
-------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                          $118,002       $117,884
Accrued liabilities                                                         79,234         80,287
Current portion of long-term debt                                           17,580         49,998
-------------------------------------------------------------------------------------------------
Total current liabilities                                                  214,816        248,169
-------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                     430,887        473,781
Other long-term obligations                                                 81,369         77,316
Deferred income taxes                                                       12,818         19,010

Commitments and contingencies

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares authorized
  24,680,000 and 24,205,000 shares issued and outstanding                      247            242
Additional paid-in capital                                                  81,142         76,364
Retained earnings                                                           59,950         57,674
Cumulative translation adjustment                                          (15,127)       (16,561)
Minimum pension liability                                                   (8,934)        (4,637)
-------------------------------------------------------------------------------------------------
Total stockholders' equity                                                 117,278       $113,082
-------------------------------------------------------------------------------------------------
                                                                          $857,168       $931,358
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                         ADDITIONAL                     CUMULATIVE        MINIMUM
                                                      COMMON STOCK          PAID-IN       RETAINED     TRANSLATION        PENSION
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA.           SHARES       AMOUNT      CAPITAL       EARNINGS      ADJUSTMENT      LIABILITY
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992                         23,844,000         $238      $71,888       $124,820          $(483)             --
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                         278,000            3        3,606             --             --              --
Translation adjustment                                 --           --           --             --        (15,342)             --
Net loss                                               --           --           --        (21,701)            --              --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                         24,122,000          241       75,494        103,119        (15,825)             --
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                          83,000            1          870             --             --              --
Translation adjustment                                 --           --           --             --           (736)             --
Minimum pension liability                              --           --           --             --             --          (4,637)
Net loss                                               --           --           --        (45,445)            --              --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994                         24,205,000          242       76,364         57,674        (16,561)         (4,637)
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                         455,000            5        4,778             --             --              --
Restricted stock grant                             20,000           --           --             --             --              --
Translation adjustment                                 --           --           --             --          1,434              --
Minimum pension liability                              --           --           --             --             --          (4,297)
Net Income                                             --           --           --          2,276             --              --
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                         24,680,000         $247       $81,142       $59,950       $(15,127)        $(8,934)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, AMOUNTS IN THOUSANDS                                         1995            1994           1993
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations                                              $21,496         $(16,942)       $19,263
------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
 Depreciation and amortization                                                         38,680           36,418         33,581
 Gain on sale of assets                                                                    --           (2,236)        (2,584)
 Restructuring charges                                                                     --           31,221             --
 Changes in operating assets and liabilities of continuing operations, net of
  effects from acquired companies                                                     (50,976)         (18,331)       (78,644)
------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                     (12,296)          47,072        (47,647)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                     9,200           30,130        (28,384)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of and investment in companies, net of cash acquired                              --               --        (24,540)
Proceeds from sale of businesses and assets                                           105,644            8,216         13,223
Capital expenditures                                                                  (43,895)         (43,338)       (57,850)
Annuity contract and other investments                                                  1,853            3,085         (9,787)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                    63,602          (32,037)       (78,954)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under bank and other long-term obligations                                  81,217           15,238        110,213
Proceeds from issuance of common stock                                                  3,736              871          3,609
Repayment of bank and other long-term obligations                                    (171,000)         (15,090)        (9,157)
Increase in deferred financing costs                                                   (5,446)            (703)        (2,553)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                   (91,493)             316        102,112
------------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing operations                                                (18,691)          (1,591)        (5,226)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations                                            (14,400)         (28,503)         7,770
Adjustments to reconcile income (loss) to net cash provided by discontinued operations:
 Depreciation and amortization                                                          7,738           11,211         12,154
 Loss on disposal and other noncash charges                                            12,338           27,341             --
 Changes in operating assets and liabilities of discontinued
  operations                                                                            7,717           (2,994)          (210)
 Capital expenditures                                                                  (1,404)          (6,057)        (9,951)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations                                           11,989              998          9,763
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                        (6,702)            (593)         4,537
Cash at beginning of year                                                               7,013            7,606          3,069
------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                     $ 311           $7,013         $7,606
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in the notes to consolidated financial statements are expressed in thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. Reclassification of certain selling, general and administrative costs to cost of sales for fiscal years 1994 and 1993 have been made to conform to the presentation in the current fiscal year.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method.

DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS
Costs incurred to obtain financing are deferred and amortized principally on a debt-outstanding method over the term of financing acquired. Amortization expense relating to deferred financing costs was $2,425, $2,358 and $2,006 for the years ended June 30, 1995, 1994 and 1993 respectively. Cost in excess of fair value of net assets acquired (goodwill) is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $985, $1,018, and $1,050 for the years ended June 30, 1995, 1994 and 1993 respectively. Amortization expense relating to deferred financing costs and goodwill is included in the Consolidated Statements of Income as other expense.

INCOME TAXES
Income taxes are provided based upon the results of operations for financial reporting purposes and include deferred income taxes applicable to timing differences between financial and taxable income.

Federal income taxes are not provided currently on undistributed earnings of foreign subsidiaries since the Company presently intends to reinvest any earnings overseas indefinitely. At June 30, 1995, the Company had an accumulated deficit in its foreign operations.

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

FISCAL YEAR
The Company uses a fifty-two, fifty-three week fiscal year which ends on the Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal years 1995 and 1993 contained 52 weeks. Fiscal year 1994 contained 53 weeks.

2. DISCONTINUED OPERATIONS AND RESTRUCTURING COSTS


In July, 1994, the Company's Board of Directors adopted a formal plan of disposal for certain businesses in connection with an overall restructuring program designed to focus the Company's resources on its core product lines and reduce debt. The segments to be disposed of comprised the Company's utility, military, controls and custom motor segments. The businesses identified for divestiture have been classified as discontinued operations in the accompanying financial statements.

During the fiscal year ended June 30, 1994, the Company provided for estimated losses on disposal of the discontinued operations, net of tax benefit of $2,300, in the amount of $25,041 which included a provision for anticipated operating losses prior to disposal. During the fiscal year ended June 30, 1995, the Company provided for additional losses on disposal, net of tax benefit of $7,200, in the amount of $14,400. The additional provision was required primarily due to lower than anticipated sales proceeds primarily associated with the sale of utility segment businesses and higher than anticipated operating losses prior to the sale of these and other discontinued operations. The tax benefits recorded in connection with these losses are less than the benefits computed using statutory rates due to the disallowance (for tax purposes) of a portion of the losses on the sale of certain discontinued operations.

The operating results of the discontinued operations are as follows:


YEAR ENDED JUNE 30                                                 1995              1994               1993
-------------------------------------------------------------------------------------------------------------
Net sales                                                      $246,021          $365,609           $392,773
Income (loss) before provision for income taxes                 (12,369)          $(3,362)           $13,170
Provision (benefit) for income taxes                             (4,700)              100              5,400
-------------------------------------------------------------------------------------------------------------
Income (loss) of discontinued operations                        $(7,669)          $(3,462)            $7,770
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Results for the years ended June 30, 1994 and 1993 are reported separately as discontinued operations in the accompanying Consolidated Statements of Income. Results for the year ended June 30, 1995 were charged to reserves established in connection with the provisions for estimated losses on disposal referred to above. A portion of the Company's consolidated interest expense has been allocated to the results of discontinued operations based upon the ratio of the net assets of discontinued operations to the total net assets of the Company. Total interest expense allocated to discontinued operations and included in the results above was $10,788, $15,806 and $16,414 for the years ended June 30, 1995, 1994 and 1993, respectively.

During the year ended June 30, 1995, the Company sold in cash transactions substantially all of the businesses comprising its military and controls segments and certain of the businesses comprising its utility segment. These transactions included sales of assets, subject to certain liabilities, as well as sales of the stock of certain subsidiaries. During the year ended June 30, 1994, the Company sold in a cash transaction substantially all of the assets, subject to certain liabilities of its custom motor business. Aggregate net proceeds from transactions consummated as of June 30, 1995 were approximately $114,000. In July 1995, the Company sold the stock of its medium power transformer business, which represented the majority of the remainder of the Company's utility segment for a cash purchase price of $76,000, subject to certain post closing adjustments. All proceeds were used to repay debt. The Company is in various stages of consummating other transactions for the remaining minor discontinued operations (comprised primarily of the remainder of the utility segment) and expects to fully complete its divestiture program during the first half of fiscal 1996.

In connection with the restructuring program, the Company also undertook a review of its core product lines with the objective of developing actions to reduce costs and improve future profitability. The Company identified a substantial amount of potentially obsolete or excess inventory related to the Company's electronic ballast product line based upon current and projected demand and production rates for this product line. The Company also relocated and consolidated a number of operating and administrative locations as part of the overall restructuring program. As a result of this review, the Company recorded charges to income aggregating $31,221 related to potentially obsolete or excess inventory, severance and relocation costs associated with the restructuring. Of this amount, $19,135 is included in cost of sales and $12,086 is included in selling, general and administrative expense in the Consolidated Statement of Income for the year ended June 30, 1994. Of the originally established restructuring reserve of $31,221, the remaining balance at June 30, 1995 is $3,611. Noncash charges applicable to inventory and asset write-offs as well as warranty replacement amounted to $18,440. Cash expenditures of $9,170 associated with severance, relocation and redundant lease costs have been incurred to date. The company expects the remaining restructuring reserve of $3,611 to result in future cash outlays of approximately $1,200, and further expects to complete all restructuring activities by June 30, 1996.

3. INVENTORIES

Inventories at June 30, consist of the following:



                                                                                                1995             1994
---------------------------------------------------------------------------------------------------------------------
Raw materials and stock parts                                                                 $66,507        $59,943
Work-in-process                                                                                45,803         43,198
Finished Goods                                                                                113,151         93,386
---------------------------------------------------------------------------------------------------------------------
                                                                                             $225,461       $196,527
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

4. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:


                                                                                                1995             1994
---------------------------------------------------------------------------------------------------------------------
Revolving bank loans                                                                          $155,021       $173,549
Term loan                                                                                       75,000             --
11.45 percent Senior Notes, interest payable semi-annually, due June 30, 1997                       --        135,000
10.75 percent Senior Subordinated Debentures, interest payable semi-annually,
  due November 15, 1998                                                                        125,000        125,000
8 percent Convertible Subordinated Notes, interest payable semi-annually,
  convertible into 4,687,500 shares of common stock, due September 2001                        75,000         75,000
Miscellaneous installment notes, capital leases and other obligations at rates
  ranging from 6.3 percent to 13.5 percent, due through 2000                                    18,446         15,230
---------------------------------------------------------------------------------------------------------------------
                                                                                               448,467        523,779
Less current portion                                                                            17,580         49,998
---------------------------------------------------------------------------------------------------------------------
                                                                                              $430,887       $473,781
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


BANK BORROWING ARRANGEMENTS
On March 31, 1995, the Company entered into an agreement with a group of banks (Bank Loan Agreement) whereby the banks have committed to lend up to $225,000 under a revolving loan facility and $75,000 under a term loan facility through September 30, 1998. Borrowings under these facilities bear interest at the banks' prime lending rate plus three-quarters percent or, at the Company's option, the London Interbank Offered Rate plus two percent. These rates may be reduced by up to three-quarters and one and one-quarter percent, respectively, based upon the achievement of certain debt-to-cash-flow ratios. At June 30, 1995 borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 8.1%. The Company is required to pay a commitment fee of three-eighths percent on the unused commitment.

Borrowings under the Bank Loan Agreements are secured by domestic accounts receivable and inventories and by the stock of the Company's domestic subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow.

Proceeds from the Bank Loan Agreement were used to fully repay all outstanding borrowings under the Company's former Revolving Credit Agreement, the European Loan Agreement and to fully redeem the Company's 11.45 percent Senior Notes including a call premium. The unamortized portion of deferred financing costs associated with all of the above repaid debt together with the premium paid in excess of the face value on the Senior Notes are included in the extraordinary loss on early extinguishment of debt in the accompanying Consolidated Income Statement for the year ended June 30, 1995.

The Company's European subsidiaries have certain limited arrangements locally to finance working capital requirements. Borrowings under these arrangements are secured by accounts receivable and inventories of the respective subsidiaries.

In July 1995, the Company fully repaid all borrowings under the term loan facility with proceeds from the sale of its medium power transformer business (see Note 2).

SENIOR SUBORDINATED DEBENTURES
The 10.75 percent Senior Subordinated Debentures ("Subordinated Debentures") are not redeemable by the Company prior to maturity in November, 1998. The Subordinated Debentures are subordinated to borrowings under the Bank Loan Agreement.

The indenture related to the Subordinated Debentures contains certain covenants which, among other things, limit the nature and amount of future indebtedness and restrict the payment of dividends on common stock.

CONVERTIBLE SUBORDINATED NOTES
The 8 percent Convertible Subordinated Notes ("Convertible Notes") are redeemable at the option of the Company, in whole or in part, at redemption prices set forth in the indenture, and, at the option of the holder, are convertible into common stock of the Company at $16.00 per share at any time prior to maturity in September, 2001.

Aggregate principal maturities on long-term debt outstanding at June 30, 1995 are as follows:



YEAR ENDED JUNE 30, 1995
--------------------------------------------------------------------------------
1996                                                                      17,580
1997                                                                      31,035
1998                                                                      26,811
1999                                                                     291,114
2000                                                                       2,799
Thereafter                                                                79,128
--------------------------------------------------------------------------------


5. FAIR VALUES OF FINANCIAL INSTRUMENTS

The recorded amounts and estimated fair value of the Company's significant financial instruments as of June 30, 1995 were as follows:


                                                                      CARRYING AMOUNT        FAIR VALUE
-------------------------------------------------------------------------------------------------------
10.75 percent Senior Subordinated Debentures                           $125,000              $131,563
8 percent Convertible Subordinated Notes                                 75,000                73,500
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------


The fair values of long-term debt were estimated based on quoted market prices or through broker quotations. The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under short-term revolving credit agreements approximate their fair values.

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related purchased copper is incorporated into finished products and sold. Unrealized gains on open contracts at June 30, 1995 were not material to the Company's results of operations.

6. INCOME TAXES

Effective July 1, 1992, the Company changed its method of accounting for income taxes to the liability method of accounting for income taxes with the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109). As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 was a charge to income of $13,000 or $.52 per share on a primary basis in the year ended June 30, 1993.

Income tax expense (benefit) is allocated in the financial statements as follows:


YEAR ENDED JUNE 30                                                 1995              1994               1993
-------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary
  item and cumulative effect of accounting changes              $14,900           $(7,500)           $13,200
Extraordinary item                                               (3,200)               --                 --
Cumulative effect of accounting changes                              --                --            (22,370)
-------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) attributable to continuing
  operations                                                      11,700           (7,500)            (9,170)
Discontinued operations                                           (7,200)          (2,200)             5,400
-------------------------------------------------------------------------------------------------------------
Total                                                              $4,500         $(9,700)           $(3,770)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


The expense (benefit) for income taxes applicable to continuing operations is as follows:


YEAR ENDED JUNE 30                                  1995       1994       1993
------------------------------------------------------------------------------
CURRENT
Federal                                           $3,575    $(3,836)   $11,869
State                                              1,529        178      3,125
Foreign                                            1,419        942     (2,418)

DEFERRED:
Federal                                            5,603     (4,046)   (19,689)
State and Foreign                                   (426)      (738)    (2,057)
------------------------------------------------------------------------------
                                                 $11,700    $(7,500)   $(9,170)
------------------------------------------------------------------------------


Current taxes do not include the benefit related to the tax effect of stock options exercised of $1,047 as such benefit was credited to paid in capital.


A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary items and cumulative effect of accounting changes is as follows:


                                                                              1995             1994               1993
----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30                                                       AMOUNT     %     AMOUNT      %      AMOUNT     %
----------------------------------------------------------------------------------------------------------------------------
Provision (benefit) computed at the statutory rate                       $12,739   35.0   $(8,555)   (35.0)   $11,038   34.0
State income taxes, net of federal benefit                                 1,975    5.4      (371)    (1.5)     1,937    6.0
Foreign tax rates in excess of federal statutory rate                        108     .3     1,213      5.0)      (173)   (.5)
Permanent differences arising from application of purchase accounting        173     .5       141       .6        153     .5
Other                                                                        (95)   (.3)       72       .2        245     .7
----------------------------------------------------------------------------------------------------------------------------
                                                                         $14,900   40.9   $(7,500)   (30.7)   $13,200   40.7
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $(1,000), $1,500 and $1,300 for the years ended June 30, 1995, 1994 and 1993.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1995 and 1994 as follows:


YEAR ENDED JUNE 30                                                                          1995          1994
--------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)    $32,190       $41,406
Pension costs                                                                              1,368           775
Inventory methods                                                                          3,454         2,616
--------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                            37,012        44,797
--------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Postretirement medical benefit obligation                                                 24,066        23,076
Inventory and other reserves (including Restructuring)                                    25,591        23,399
--------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                49,657         46,475
--------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                $(12,645)       $(1,678)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Management believes that the deferred tax assets will ultimately be realized. Management's conclusion is based on future taxable income that will result from the reversal of the existing taxable temporary differences and from the carryback of future tax losses to prior carryback years.

7.  COMMITMENTS AND CONTINGENCIES

LEASES
The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1995 total $62,103 and are payable in future fiscal years as follows: $12,676 in 1996; $11,419 in 1997; $9,951 in 1998; $8,148 in 1999; $7,568 in 2000 and $12,341 thereafter.

Rent expense for the years ended June 30, 1995, 1994 and 1993 was $18,769, $18,673 and $16,715 respectively.

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

Under the terms of a plan of rehabilitation, which includes an enhancement agreement between the Commissioner and the National Organization of Life and Health Guaranty Associations ("NOLHGA") to augment the benefits paid to ELIC policyholders, individual annuitants with account values up to $100 will receive 100% of their benefits, resulting in the payment by the rehabilitated ELIC and NOLHGA of substantially all of the required payments to the Company's employees who are covered under the ELIC annuities. The rehabilitation plan provides for reimbursement from the rehabilitated ELIC and from NOLHGA to the Company of shortfall payments the Company had been providing from April 1991 to September 1993. The Company received reimbursement for a portion of such shortfall payments during fiscal year 1995, and has reflected the reimbursement of the remainder of such shortfall payments in other assets in its consolidated financial statements.

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


OTHER LITIGATION
Four substantially identical actions were filed in 1993 against the Company and certain of its directors and officers. The four actions were subsequently consolidated in a single amended complaint. The suit purported to be a class action on behalf of purchasers of the Company's common stock from October 22, 1992 through August 6, 1993. The complaint asserted claims under the federal securities laws, and alleged that the Company artificially inflated the price of its common stock during the class period by failing to disclose adverse developments in the Company's business. The complaint did not specify the amount of damages sought. In July 1994, counsel for the Company defendants and the plaintiffs reached an agreement in principle to settle the litigation. The Court in April 1995 granted final approval of the settlement and dismissed the plaintiffs' claims with prejudice. The Consolidated Statement of Income for the year ended June 30, 1994 reflects a pretax charge of $2,650 representing costs to the Company including legal fees associated with the settlement.

The Company was one of numerous defendants in a suit filed in 1993 by multiple plaintiffs claiming damages for personal injuries allegedly resulting from exposure to emissions allegedly generated by the defendants' manufacturing facilities in or near Brownsville, Texas. The plaintiffs did not specify the damages sought nor the particular emissions they contended implicated the Company. The Company settled the case with the plaintiffs in June 1995. The Consolidated Statement of Income for the year ended June 30, 1995 reflects a pretax charge of $1,000 representing costs to the Company including legal fees associated with the settlement.

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

ENVIRONMENTAL MATTERS

GENERAL
The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. Except as described below, the Company's remediation activities for fiscal 1995 did not entail material expenditures, and its remediation activities for fiscal 1996 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

CENTURY ELECTRIC (MCMINNVILLE, TENNESSEE)
Prior to its purchase by the Company in 1986, Century Electric, Inc.
("Century Electric") acquired a business from Gould Inc. ("Gould") in May
1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of hazardous waste, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 Indemnity"). Investigation revealed the presence of PCBs in portions of the soil and in the groundwater underlying the facility and in certain offsite soil. Century Electric has kept the Tennessee Department of Environment and Conservation, Division of Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Superfund Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of PCBs as above described. In July 1993, Gould submitted to the State of Tennessee a Feasibility Study recommending a cleanup of certain onsite soil with an estimated cost of $4,700. This estimate does not include ancillary costs of onsite cleanup, which are expected to be significant. Based upon currently available information, the aggregate costs for cleanup of certain onsite soil, including ancillary costs of onsite cleanup, are not expected to exceed $15,000. Subsequent to June 30, 1994, Gould contracted for certain onsite cleanup. In August and October 1994, Gould requested that the Company bear an unspecified portion of these costs, and the Company declined. Gould, at its own expense, arranged for the onsite cleanup to be performed during the period from September 1994 through January 1995. Gould also conducted preliminary investigation and cleanup of certain offsite contamination. The cost of any further investigation and cleanup of offsite contamination cannot presently be determined. The Company believes that the costs for further onsite cleanup, including ancillary costs of onsite cleanup, and the costs for any further offsite cleanup, are covered by the 1983 Indemnity. While the Company believes that Gould will continue to perform under its indemnity obligations, Gould's failure to perform such obligations could have a material adverse effect on the Company.

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

CROWN INDUSTRIES SITE (PIKE COUNTY, PENNSYLVANIA)
In March 1992, the Company was informed by the Pennsylvania Department of Environmental Resources ("DER") that its Universal Manufacturing division is one of a number of potentially responsible parties with respect to a planned environmental investigation and cleanup at the Crown Industries site in Pike County, Pennsylvania. The DER has provided a non binding preliminary allocation of liability in connection with the site that assigned the Company a 30 percent share. The aggregate expense of cleaning up the site is not currently known, but some preliminary indications suggest a range of $5,000 to $15,000. To date, the DER has sought reimbursement of approximately $500 in the aggregate from the Company and the other potentially responsible parties. In connection with the February 1986 acquisition of Universal Manufacturing, the Company and the seller, Farley Northwest Industries, Inc. (the predecessor to Fruit of the Loom, Inc., hereinafter collectively with such successor referred to as "FOL") executed an environmental agreement. The Company has concluded that at least 90 percent of any liability it may incur relating to this site is covered by the indemnification provisions of its environmental agreement with FOL, and FOL has acknowledged such indemnity and is currently defending its own and the Company's interest in this site.

FOL's failure to perform its obligations with respect to the Crown Industries site under the environmental agreement could have a material adverse effect on the Company.

INDEMNIFICATION OBLIGATIONS FROM RESTRUCTURING
In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 1995, and its indemnification obligations for fiscal 1996 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of asserted claims subject to indemnification.

LETTERS OF CREDIT
The Company has approximately $20,000 of outstanding letters of credit as of June 30, 1995.

8. STOCK OPTION AGREEMENTS

The Company has two stock option plans (the "Plans") which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than fair market value at the date of grant. One of the plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 4,708,758. As of June 30, 1995 and 1994 shares available for grant were approximately 1,422,000 and 473,000 respectively. Options granted under the Plans generally vest in four equal annual installments.

A summary of certain information with respect to options under the Plans follows:


YEAR ENDED JUNE 30                                 1995         1994          1993
-------------------------------------------------------------------------------------
Options outstanding, beginning of year        2,303,054    1,983,143       2,020,088
Options granted                                 357,500      903,000         368,000
Options exercised                              (454,594)     (83,389)       (278,320)
Weighted average exercise price                   $8.30        $7.69           $8.60
Options cancelled                              (266,375)    (499,700)       (126,625)
-------------------------------------------------------------------------------------
Options outstanding, end of year              1,939,585    2,303,054       1,983,143
Weighted average price                           $12.52       $12.30          $11.02
-------------------------------------------------------------------------------------
Exercisable options                           1,113,116      963,107         909,318
-------------------------------------------------------------------------------------

The Company has also granted options in prior years under certain non-qualified stock option agreements, terms of which are similar to the Plans. No such options were granted, exercised or cancelled during the three years ended
June 30, 1995. As of June 30, 1995, options for 142,835 shares with a weighted average price per share of $4.74 were outstanding, all of which were exercisable.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1995 SARs with respect to 462,375 shares, with a weighted average exercise price of $11.66 were outstanding under these plans. In July of 1995, the Board of Directors approved the conversion of SAR's with respect to 265,000 shares of common stock into stock options with comparable share amounts and exercise prices.

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

The net pension cost for the years ended June 30, 1995, 1994 and 1993 is as follows:

                                                           1995       1994       1993
-------------------------------------------------------------------------------------
Service cost-benefits earned during the period           $6,935     $8,169     $7,615
Interest cost on projected benefit obligation             9,219      8,195      7,415
Investment return on plan assets                        (11,846)    (1,180)    (8,945)
Net amortization and deferral                             2,789     (7,103)       888
-------------------------------------------------------------------------------------
Net pension cost                                         $7,097     $8,081     $6,973
-------------------------------------------------------------------------------------

The projected benefit obligation was determined using an assumed discount rate of 7.75% for the year ended June 30, 1995 and 8.25% for the year ended June 30, 1994 and a 6% increase in the rate of compensation in both years. The average expected long-term rate of return on plan assets is 8.5% for both years.

The funded status of the Company's defined benefit plans at June 30, 1995 and 1994 is as follows:

                                                                    1995         1994
-------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF:
Vested benefit obligation                                       $116,004     $103,257
Non-vested benefits                                                9,353        4,134
Projected benefit obligation                                     127,949      112,301
Market value of plan assets                                      115,523      100,163
Plan assets less than projected benefit obligation               (12,426)     (12,138)
Unrecognized net loss                                             16,474       15,242
Unrecognized prior service income relating to merged plans        (2,300)      (2,778)
Unrecognized net asset                                            (2,553)      (2,917)
Minimum pension liability                                         (8,934)      (4,637)
Accrued pension cost                                               9,739        7,228
-------------------------------------------------------------------------------------

Pursuant to SFAS No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional minimum pension liability of $8,934 at June 30, 1995, representing the difference between the Company's unfunded accumulated benefit obligation and the recorded pension liability. The additional minimum pension liability has been recorded as a reduction of equity.

It is the Company's policy to fund pension costs annually. Plan assets are primarily invested in equity and government securities. The Company also has benefit plans for certain of its foreign subsidiaries which are not reflected above. These plans are not material to the Company's benefit plans as a whole.

In addition to the defined benefit retirement plans, most of the Company's non-union employees participate in a defined contribution savings plan which provides for employee contributions up to specified percentages of compensation as defined in the plan. The Company's' contribution is equal to 50% of the first 1% and 20% of the next 5% of the employee's contribution. Annual Company sponsored contributions are subject to a limitation of six hundred dollars per employee. Company contributions were $1,629, $936, and $828 during the plan years ended March 31, 1995, 1994, and 1993, respectively. Company contributions vest over a five-year period.

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

The Company implemented SFAS No. 106 on the immediate recognition basis effective July 1, 1992, and as a result, recognized a one-time pretax charge of $58,104 ($35,734 or $1.44 per share on a primary basis, after tax). The change in accounting resulted in an increase in the annual expense recognized for these postretirement benefits of approximately $2,400.

The accumulated postretirement benefit obligation as of June 30, 1995 and 1994 consisted of unfunded obligations related to the following:

                                                                     1995        1994
-------------------------------------------------------------------------------------
Retirees                                                          $48,066     $47,195
Fully eligible active plan participants                             5,450       4,129
Other active participants                                           6,271       6,098
Unrecognized gain                                                   1,333       2,408
-------------------------------------------------------------------------------------
                                                                  $61,120     $59,830
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Net periodic postretirement benefit costs for the years ended June 30, 1995, 1994 and 1993 include the following components:


YEARS ENDED JUNE 30                                        1995       1994       1993
-------------------------------------------------------------------------------------
Service cost benefits earned during period                 $405       $515       $432
Interest cost on accumulated postretirement
   benefit obligation                                     4,384      4,472      4,833
-------------------------------------------------------------------------------------
                                                         $4,789     $4,987     $5,265
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

The Company's current policy is to fund the cost of the postretirement health care benefits on a "pay-as-you-go" basis as in prior years.

For measurement purposes, a 10% and 9% annual rate of increase (8% and 7% for HMO plans) in the per capita cost of covered health care claims was assumed for fiscal 1995 and fiscal 1996, respectively; the rate of increase was assumed to decrease to 5.75% by 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $4,500 and the aggregate of service and interest cost components of the annual net postretirement health care cost by approximately $372. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% for the year ended June 30, 1995 and 8.25% and 8.5% for the years ended June 30, 1994, and 1993 respectively.


10. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 1999 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman and chief executive officer, is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $818, $715 and $684 for the years ended June 30, 1995, 1994 and 1993 respectively.

During the years ended June 30, 1995, 1994 and 1993, the Company paid approximately $948, $914 and $500, respectively in fees to charter an aircraft owned by a company in which the chairman and chief executive officer is the principal shareholder. The Company believes the fees paid were equivalent to those that would be paid under an arm's-length transaction.

A member of the Company's Board of Directors served as a consultant to the Company on various aspects of the Company's business and strategic issues. Fees paid for said services by the Company during the periods ended June 30, 1995 and 1994 were $137 and $146 respectively. Aggregate fees and expenses for the same periods were $158 and $171.

11. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                                   1995          1994
-------------------------------------------------------------------------------------
Salaries, wages and related items                                 $29,068     $28,790
Warranty                                                           14,580      13,865
Interest                                                            4,703       3,906
Income taxes                                                        2,196       2,537
Restructuring reserves (see Note 2)                                 3,611       8,236
Other                                                              25,076      22,953
-------------------------------------------------------------------------------------
                                                                  $79,234     $80,287
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


12. SUPPLEMENTAL CASH FLOW INFORMATION


Changes in operating assets and liabilities of continuing operations, net of effects from acquired companies, follow:


YEAR ENDED JUNE 30                                         1995       1994       1993
-------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable             $(21,166)  $ 29,927   $(56,661)
(Increase) decrease in inventories                      (39,718)   (10,640)    (8,425)
(Increase) decrease in prepaids and other current assets  3,758     (3,258)      (889)
(Increase) decrease in other operating assets              (111)        (1)     9,837
Increase (decrease) in accounts payable                   3,481    (14,180)     2,912
Increase (decrease) in accrued liabilities                6,193    (20,858)   (24,106)
Increase (decrease) in deferred income taxes             (6,192)    (4,785)     1,796
Increase (decrease) in other operating liabilities        2,779      5,464     (3,108)
-------------------------------------------------------------------------------------
                                                       $(50,976)  $(18,331)  $(78,644)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Cash paid for interest and income taxes follows:
  Interest                                              $43,388    $54,841    $46,471
  Income taxes                                          $10,548     $5,335    $16,481
Reconciliation of assets acquired and liabilities assumed:
  Fair value of assets acquired                              --         --    $44,477
  Liabilities assumed                                        --         --     19,937
-------------------------------------------------------------------------------------
Cash paid for acquisitions                                   --         --    $24,540
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company currently operates in two business segments: Ballasts and Transformers and Motors and Controls.

The Ballasts and Transformers segment produces electrical conversion products, including magnetic and electronic ballasts for various lighting applications, transformers for power transmission in commercial and industrial buildings and a wide range of electronic and industrial equipment, power supplies for use in computer and office equipment and power converters for recreational vehicles.

The Motors and Controls segment designs, manufactures and markets a broad range of high quality fractional and integral electric motors, medium output generators and electronic adjustable speed drives and systems.

The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has no significant concentration of credit risk.

Financial information by business segment for continuing operations follow:

                                                                   BALLASTS AND       MOTORS AND
FOR THE YEAR ENDED JUNE 30, 1995                                   TRANSFORMERS         CONTROLS             TOTAL
------------------------------------------------------------------------------------------------------------------
Sales                                                                  $687,319         $515,217        $1,202,536
Operating income                                                         35,901           39,455            75,356
Identifiable assets*                                                    525,545          331,623           857,168
Capital expenditures                                                     23,056           20,839            43,895
Depreciation and amortization                                            24,118           14,562            38,680
------------------------------------------------------------------------------------------------------------------

                                                                   BALLASTS AND       MOTORS AND
FOR THE YEAR ENDED JUNE 30, 1994                                   TRANSFORMERS         CONTROLS             TOTAL
------------------------------------------------------------------------------------------------------------------
Sales                                                                  $660,524         $472,602        $1,133,126
Operating income (loss)                                                 (16,821)          26,719             9,898
Identifiable assets*                                                    510,314          421,044           931,358
Capital expenditures                                                     28,887           14,451            43,338
Depreciation and amortization                                            22,841           13,577            36,418
------------------------------------------------------------------------------------------------------------------

Operating income (loss) for the year ended June 30, 1994, reflects pretax charges of $28,822 and $2,339 in the Ballasts and Transformers and Motors and Controls segments, respectively, related to restructuring and other costs primarily in the electronic ballast business (see Note 2).

                                                                   BALLASTS AND       MOTORS AND
FOR THE YEAR ENDED JUNE 30, 1993                                   TRANSFORMERS         CONTROLS             TOTAL
------------------------------------------------------------------------------------------------------------------
Sales                                                                  $712,568         $406,824        $1,119,392
Operating income                                                         45,064           24,555            69,619
Identifiable assets*                                                    565,500          429,859           995,359
Capital expenditures                                                     46,529           11,321            57,850
Depreciation and amortization                                            20,531           13,050            33,581
------------------------------------------------------------------------------------------------------------------

*Identifiable assets include net assets of discontinued operations of $ 98,118, $197,217 and $233,716 for 1995, 1994, and 1993 respectively.

Geographic information with respect to the Company's European Subsidiaries follows:

FOR THE YEAR ENDED JUNE 30                       1995          1994        1993
-------------------------------------------------------------------------------
Sales                                        $175,727      $202,593    $215,323
Operating income                                6,003        10,004      11,651
Identifiable assets                           158,207       174,736     179,688
Capital expenditures                            8,532         9,723      10,095
Depreciation and amortization                   8,475         8,689       8,266
-------------------------------------------------------------------------------

The Company's foreign operations outside of Europe are not material. Export sales were $60,204, $60,143 and $55,075 in 1995, 1994 and 1993, respectively.

15. QUARTERLY RESULTS (UNAUDITED)

1995 QUARTER ENDED                                                 SEPT. 30        DEC. 31      MAR. 31      JUNE 30
--------------------------------------------------------------------------------------------------------------------
Net sales                                                          $274,755       $290,627     $318,652     $318,502
Gross profit                                                         51,720         58,687       64,386       64,843
Provision (benefit) for income taxes                                  1,924          3,246        4,795        4,935
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                     2,658          4,480        6,901        7,457
Net income (loss)                                                     5,758          4,480        2,081      (10,043)
PER COMMON SHARE:
Primary:
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                      $.11           $.18         $.28         $.30
Net income (loss)                                                      $.23           $.18         $.08        $(.40)
Fully diluted:
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                      $.11           $.18         $.26         $.28)
Net income (loss)                                                      $.23           $.18            *            *
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

In the first quarter of fiscal 1995, the Company recorded a $3,100 gain (net of tax) associated with the sale of the controls business. The Company recorded a third quarter extraordinary after tax loss of $4,820 associated with the write-off of deferred financing costs and premiums paid to extinguish its 11.45 percent Senior Notes (see Note 4). Fourth quarter results included a $17,500 charge to provide for additional losses on disposal of discontinued operations (see Note 2).

1994 QUARTER ENDED                                                 SEPT. 30       DEC. 31      MAR. 31      JUNE 30
--------------------------------------------------------------------------------------------------------------------
Net sales                                                          $280,361       $259,296     $287,095     $306,374
Gross profit                                                         57,522         26,109       55,759       56,017
Provision (benefit) for income taxes                                 (1,134)       (10,093)       1,355          104
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                     1,567        (21,800)       3,057          234
Net income (loss)                                                     1,406        (42,502)       1,683       (6,032)
PER COMMON SHARE:
Primary:
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                     $0.06         $(0.88)       $0.12        $0.01
Net income (loss)                                                     $0.06         $(1.72)       $0.07       $(0.24)
Fully diluted:
Income (loss) from continuing operations before extraordinary
 item and cumulative effect of accounting changes                     $0.06              *        $0.12        $0.01)
Net income (loss)                                                     $0.06              *        $0.07            *
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

*Per share amounts on a fully diluted basis are omitted as such amounts are anti-dilutive in relation to primary per share amounts.

In the second quarter of fiscal 1994, gross profit and income (loss) from continuing operations before extraordinary items and cumulative effect of accounting changes include pretax charges of $19,135 and $31,221, respectively, reflecting restructuring and other costs primarily related to the electronic ballast business (see Note 2). In the fourth quarter of fiscal 1994, Income
(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes includes a pretax charge of $2,650 reflecting the estimated costs to the Company to settle pending litigation (see Note 7).

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
MAGNETEK, INC.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 6 and 9 to the financial statements, the Company changed its method of accounting for income taxes and postretirement medical benefits in 1993.


                                                             ERNST & YOUNG LLP


St. Louis, Missouri
August 14, 1995