Form 10-K, Exhibit 13
period 1996-06-30
MAGNETEK INC
filed 1996-09-30
CIK 751085

FINANCIAL STATEMENTS

          --------------------------------------------------------------
          Selected Financial Data                                     13
          --------------------------------------------------------------
          Management's Discussion and Analysis
          of Financial Condition and Results of Operations            14
          --------------------------------------------------------------
          Consolidated Statements of Income                           17
          --------------------------------------------------------------
          Consolidated Balance Sheets                                 18
          --------------------------------------------------------------
          Consolidated Statements of Stockholders' Equity             20
          --------------------------------------------------------------
          Consolidated Statements of Cash Flows                       21
          --------------------------------------------------------------
          Notes to Consolidated Financial Statements                  22
          --------------------------------------------------------------
          Auditors' Letter                                            39
          --------------------------------------------------------------

MagneTek Inc.

SELECTED FINANCIAL DATA

Statement of Income Data

FOR THE YEARS ENDED JUNE 30.
(AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA)                       1996**         1995**         1994**         1993           1992
- --------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . .     $1,161,625     $1,202,536     $1,133,126     $1,119,392       $883,466
Income (loss):
  Continuing operations. . . . . .        (94,164)        21,496        (16,942)        19,263         14,712
  Discontinued operations. . . . .             --        (14,400)       (28,503)         7,770         10,331
  Extraordinary item . . . . . . .             --         (4,820)            --             --         (2,857)
  Cumulative effect of
  accounting changes . . . . . . .             --             --             --        (48,734)            --
Net income (loss). . . . . . . . .        (94,164)         2,276        (45,445)       (21,701)        22,186
- --------------------------------------------------------------------------------------------------------------
Per common share-primary:
  Income (loss) from continuing
  operations before extraordinary
  item and cumulative effect of
  accounting changes . . . . . . .         $(3.78)         $0.87         $(0.69)         $0.78          $0.61
  Net income (loss). . . . . . . .         $(3.78)         $0.09         $(1.84)        $(0.87)         $0.92
Per common share-fully diluted:
  Income (loss) from continuing
  operations before extraordinary
  item and cumulative effect of
  accounting changes . . . . . . .              *          $0.84              *          $0.73          $0.59
  Net income (loss). . . . . . . .              *              *              *              *          $0.90
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

* Per share amounts on a fully diluted basis are omitted as such amounts are anti-dilutive in relation to primary per share amounts.

** Losses from continuing operations for the years ended June 30, 1996 and 1994 include pretax charges aggregating $79,717 and 33,871. Charges in fiscal 1996 reflect costs associated with repositioning operations primarily for severance, termination benefits, warranty and asset write-downs related to facility closures and consolidations. Also, in review of the Company's deferred tax asset in accordance with FASB No. 109, a $14,700 charge was incurred in fiscal year 1996. Fiscal 1994 restructuring reserves related to costs related to potentially excess or obsolete inventory, as well as severance and relocation costs related to the Company's electronic ballast product line. In addition, those reserves included expenses to relocate and consolidate operating and administrative locations. Loss from discontinued operations includes after tax charges of $14,400 and $25,041 for the years ended June 30, 1995 and 1994, respectively, reflecting estimated losses on disposition.

BALANCE SHEET DATA

AS OF JUNE 30
(AMOUNTS IN THOUSANDS)                       1996           1995            1994          1993           1992
- --------------------------------------------------------------------------------------------------------------
Total assets . . . . . . . . . . .       $678,774       $857,168        $931,358      $995,359       $888,668
Long-term debt,
including current portion. . . . .        322,023        448,467         523,779       523,301        428,880
Common stockholders' equity. . . .         41,558        117,278         113,082       163,029        196,463
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

MagneTek Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During the year ended June 30, 1996, the Company completed the divestiture of its remaining discontinued operations which had been targeted for disposal under a formal plan adopted by the Company's Board of Directors in July, 1994. The plan was designed to focus the Company on its core product lines and to reduce debt. Total net proceeds from the inception of the divestiture program through June 30, 1996 aggregated over $200 million and were used to repay debt.

Operating results and net assets of the divested businesses through their disposal date are included as "discontinued operations" in the accompanying consolidated financial statements. Accordingly, the discussion that follows concerns only the results of continuing operations (see Note 2 for additional information about discontinued operations).

The Company currently operates in three business segments: Motors & Controls, which includes fractional and integral horsepower electric motors, medium voltage generators and electronic variable speed drives; Lighting Products, including magnetic and electronic lighting ballasts; and Power Supplies, including electronic power supplies and small transformer products

For the past four years, MagneTek has experienced substantial profit volatility, primarily as a result of sales and profit swings in its lighting ballast business. These swings were due in large part to industry-wide miscalculations of the growth rate in end-user demand for energy-saving electronic ballasts. This not only led electronic ballast manufacturers in general to add substantial capacity but also attracted new competitors, resulting in severe inventory imbalances and price erosion in the marketplace.

With a market share of over 30% for the past five years, including fiscal 1996, MagneTek is one of the leading manufacturers of electronic ballasts in the U.S. However, following an increase of over 40% in fiscal 1995, electronic ballast sales fell 30% in fiscal 1996, reflecting cuts in utility rebates and federal budgets as well as deferral of energy upgrades by MagneTek Inc. retail chain stores. The Company's magnetic ballast sales also declined in fiscal 1996 due to continuing displacement of magnetic ballasts by electronic ballasts and market conditions in Europe.

Because of these declines the Company conducted an operations review and, under its new Chief Executive Officer, identified actions that are expected to increase future operating flexibility and profitability. Reserves were established in the fourth quarter of fiscal 1996, reflecting anticipated costs associated with operational repositioning as well as estimated increases in warranty and other costs (see Note 2).

Sales of power supply products in fiscal 1996 increased by 28% from fiscal 1995. Profit margins did not grow as rapidly due to costs associated with continued high levels of research and development, new product introductions in Europe and market penetration in the U.S.

A continued strong economy in the U.S. resulted in overall sales growth in the Company's motor, generator and drive products throughout most of fiscal 1996. Demand for fractional horsepower motor products with residential applications slowed somewhat during the first half of the fiscal year, but rebounded during the second half. Generator product sales grew over 20% from fiscal 1995 to fiscal 1996, reflecting strong demand from Caterpillar. Price increases in the Motors & Controls segment were modest and largely offset by overall cost increases. Margin increases were largely due to continued reduction in administrative costs and, to a lesser extent, volume-related production efficiencies.

MagneTek, Inc.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Net sales declined 3.4% in fiscal 1996, to $1.162 billion from $1.203 billion in fiscal 1995. This followed a 6% increase in fiscal 1995 net sales over fiscal 1994's $1.133 billion. Net sales in the Motors & Controls segment increased 3% in fiscal 1996, due to increased sales of generator and drive products, which was partially offset by lower sales of residential fractional horsepower motors. Segment revenue increased 9% in fiscal 1995 over fiscal 1994 with sales gains in all product lines, particularly commercial and residential fractional MagneTek Inc. horsepower motors. Net sales in the Lighting Products segment declined 17% in fiscal 1996 due to decreased sales of both magnetic and electronic lighting ballasts. Segment revenue increased 15% in fiscal 1995 over 1994 due to increased sales of electronic ballasts. Net sales in the Power Supplies segment increased 28% in fiscal 1996 due to a 36% increase in sales of electronic power supplies, primarily due to increased penetration of telecommunications markets. Segment revenue decreased 24% in fiscal 1995 from fiscal 1994 due to lower sales of transformer products in Europe, lower sales of power supplies due to softer demand from computer manufacturers and, to a lesser extent, the effect of currency translation.

The Company's gross profit declined to $156.6 million in fiscal year 1996 from $239.6 million in fiscal 1995. Fiscal 1996 results include charges aggregating $43.3 million reflecting costs associated with repositioning operations and estimated increases in warranty and other costs (see Note 2). Excluding these charges, gross profit declined over 16% from fiscal 1995 levels due to substantially lower gross profits in the Lighting Products segment. Gross profit in fiscal 1995 was $44.2 million higher than fiscal 1994 gross profit due to increased gross profit in electronic ballasts and a $19.1 million charge included in 1994 results reflecting inventory write-downs and other charges.

OPERATING EXPENSES

Selling, general and administrative (SG&A) expense was $164.9 million (14.2% of net sales) in fiscal 1996 compared to $164.3 million (13.7% of net sales) in fiscal 1995 and $185.5 million (16.4 % of net sales) in fiscal 1994. Charges associated with repositioning and restructuring operations (largely severance and termination benefits) aggregating $7.2 million and $14.8 million are included in SG&A expense in fiscal years 1996 and 1994, respectively. Excluding these charges, SG&A expense was 13.6%, 13.7% and 15.1% of net sales in fiscal years 1996, 1995 and 1994, respectively. The Company will continue to focus on SG&A reductions through consolidation and cost reduction programs; however, future improvement as a percentage of sales may be less rapid.

INTEREST AND OTHER EXPENSES

Interest expense declined to $31.6 million in 1996 from $34.4 million in fiscal 1995 and $32.0 million in fiscal 1994. Borrowings were reduced through the completion of the Company's divestiture program and the application of proceeds to debt reduction. Additionally, stronger performance in the working capital area, primarily in accounts receivable and inventory management, further reduced borrowing requirements. Interest expense allocated to discontinued operations and not reflected in the foregoing figures amounted to $3.0 million, $10.8 million and $15.8 million in 1996, 1995 and 1994 respectively (see Note 2). Other expense in fiscal 1996 was $34.9 million as compared to $4.6 million and $2.3 million in 1995 and 1994 respectively. Other expense in fiscal 1996 included $29.2 million associated with asset write-downs in connection with the Company's repositioning program.

MagneTek, Inc.

NET INCOME (LOSS)

In fiscal 1996, the Company recorded a loss from continuing operations and a net loss of $94.2 million, or $3.78 per share, compared to income from continuing operations of $21.5 million, or $87 per share ($84 per share, fully diluted), and net income of $2.3 million, or $09 per share, in fiscal 1995. During 1995, the Company recorded aggregate losses from discontinued operations of $14.4 million and losses related to early extinguishment of debt of $4.8 million. The Company recorded a loss from continuing operations of $16.9 million, or $69 per share in 1994 before the effect of discontinued operations. The net loss for fiscal year 1994 was $45.4 million or $1.84 per share.

The Company's fiscal year 1996 performance was adversely affected by charges for repositioning operations, warranty and other expenses, and asset write-downs. Excluding the effect of these charges, a pre-tax profit would have been achieved. The effective tax rate for fiscal 1996 was determined by a variety of factors, including the inability to reflect tax benefits for losses incurred at the Company's German operation and a $38.9 million increase in the valuation reserve for deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Long-term borrowings outstanding as of June 30, 1996 (including the current portion) totaled $322 million, down from $448 million as of June 30, 1995 and $524 million as of June 30, 1994. The decrease in long-term borrowings in both years resulted primarily from the use of proceeds from the divestiture of discontinued operations, which aggregated $92.1 million in fiscal 1996 and $105.6 million in fiscal 1995. Free cash flow from operations due to lower working capital requirements contributed an additional $34 million to debt reduction in fiscal 1996.

Because of charges recorded for asset write-downs determined in accordance with FASB No.121 and the other effects of the Company's repositioning program, MagneTek was in violation of certain covenants under its Bank Loan Agreement as of June 30, 1996. The Company has amended its Bank Loan Agreement to adjust covenants to reflect the impact of the charges. As a condition of the amendment, the lending commitment under the Bank Loan Agreement was reduced to $170 million from $200 million.

Actions associated with the repositioning of operations as well as estimated increases in warranty costs could result in cash outflow of up to $49 million over the respective repositioning and warranty periods. Cash outflow in connection with these actions in fiscal 1997 is not expected to exceed $20 million.

In addition, the Company may be subject to certain potential environmental and legal liabilities (see Note 7).

MagneTek Inc.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                         1996           1995           1994
- ---------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . .    $1,161,625     $1,202,536     $1,133,126
Cost of sales. . . . . . . . . . . . . . . . . . . . . . . .     1,005,004        962,900        937,719
Gross profit . . . . . . . . . . . . . . . . . . . . . . . .       156,621        239,636        195,407
Selling, general and administrative expenses . . . . . . . .       164,930        164,280        185,509
Income (loss) from operations. . . . . . . . . . . . . . . .        (8,309)        75,356          9,898
Interest expense . . . . . . . . . . . . . . . . . . . . . .        31,591         34,398         32,018
Other expense, net . . . . . . . . . . . . . . . . . . . . .        34,864          4,562          2,322
- ---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before provision
(benefit) for income taxes and extraordinary item. . . . . .       (74,764)        36,396        (24,442)
Provision (benefit) for income taxes . . . . . . . . . . . .        19,400         14,900         (7,500)
- ---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
extraordinary item . . . . . . . . . . . . . . . . . . . . .       (94,164)        21,496        (16,942)
Discontinued operations-
  Loss from operations (net of taxes). . . . . . . . . . . .            --             --         (3,462)
  Loss on disposal (net of tax benefit). . . . . . . . . . .            --        (14,400)       (25,041)
Extraordinary item-loss on early
extinguishment of debt (net of tax benefit). . . . . . . . .            --         (4,820)            --
Net income (loss). . . . . . . . . . . . . . . . . . . . . .    $  (94,164)    $    2,276     $  (45,445)
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Per common share-primary:
Income (loss) from continuing operations before
extraordinary item and cumulative effect of
accounting changes . . . . . . . . . . . . . . . . . . . . .    $    (3.78)    $     0.87     $    (0.69)
Loss from discontinued operations. . . . . . . . . . . . . .            --          (0.58)         (1.15)
Extraordinary item . . . . . . . . . . . . . . . . . . . . .            --          (0.20)            --
Net income (loss). . . . . . . . . . . . . . . . . . . . . .    $    (3.78)    $     0.09     $    (1.84)
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Per common share-fully diluted:
Income (loss) from continuing operations before
extraordinary item . . . . . . . . . . . . . . . . . . . . .    $        *     $     0.84     $        *
Loss from discontinued operations. . . . . . . . . . . . . .            --              *              *
Extraordinary item . . . . . . . . . . . . . . . . . . . . .            --              *             --
Net Income (loss). . . . . . . . . . . . . . . . . . . . . .    $        *     $        *     $        *
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

*Per share amounts on a fully diluted basis have been omitted as such amounts are anti-dilutive in relation to primary per share amounts.

The accompanying notes are an integral part of these consolidated financial statements.

MagneTek Inc.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                          1996           1995
- ----------------------------------------------------------------------------------------------------
ASSETS
- ----------------------------------------------------------------------------------------------------
Current assets:
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    871       $    311
Accounts receivable, less allowance for
doubtful accounts of $5,428 in 1996 and $4,421 in 1995 . . . . . . . .        201,814        235,252
Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        203,265        225,461
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . .         12,888         25,463
Prepaids and other assets. . . . . . . . . . . . . . . . . . . . . . .         14,014          3,749
- ----------------------------------------------------------------------------------------------------
Total current assets . . . . . . . . . . . . . . . . . . . . . . . . .        432,852        490,236
- ----------------------------------------------------------------------------------------------------
Property, plant and equipment:
Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,267          4,089
Buildings and improvements . . . . . . . . . . . . . . . . . . . . . .         56,094         62,359
Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . . .        324,137        335,403
- ----------------------------------------------------------------------------------------------------
                                                                              383,498        401,851
Less accumulated depreciation and amortization . . . . . . . . . . . .        207,079        201,751
- ----------------------------------------------------------------------------------------------------
Net property, plant and equipment. . . . . . . . . . . . . . . . . . .        176,419        200,100
- ----------------------------------------------------------------------------------------------------
Net assets of discontinued operations. . . . . . . . . . . . . . . . .          1,174         98,118
Goodwill, less accumulated amortization of
$7,985 in 1996 and $6,990 in 1995. . . . . . . . . . . . . . . . . . .         30,668         33,134
Deferred financing costs, intangible and other assets,
less accumulated amortization of $19,521 in 1996 and $16,021 in 1995 .         37,661         35,580
- ----------------------------------------------------------------------------------------------------
                                                                             $678,774       $857,168
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

MagneTek Inc.

                                                                           1996           1995
- -----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
- -----------------------------------------------------------------------------------------------
Current liabilities:
Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .       $104,273       $118,002
Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . .        126,399         79,234
Current portion of long-term debt. . . . . . . . . . . . . . . .          2,895         17,580
- -----------------------------------------------------------------------------------------------
Total current liabilities. . . . . . . . . . . . . . . . . . . .        233,567        214,816
- -----------------------------------------------------------------------------------------------
Long-term debt, net of current portion . . . . . . . . . . . . .        319,128        430,887
Other long-term obligations. . . . . . . . . . . . . . . . . . .         71,633         81,369
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . .         12,888         12,818
Commitments and contingencies
Stockholders' Equity
Common stock, $0.01 par value, 100,000,000 shares authorized
  25,462,000 and 24,680,000 shares issued and outstanding. . . .            255            247
Additional paid-in capital . . . . . . . . . . . . . . . . . . .         89,609         81,142
Retained earnings. . . . . . . . . . . . . . . . . . . . . . . .        (34,214)        59,950
Cumulative translation adjustment. . . . . . . . . . . . . . . .        (14,092)       (15,127)
Minimum pension liability. . . . . . . . . . . . . . . . . . . .             --         (8,934)
- -----------------------------------------------------------------------------------------------
Total stockholders' equity . . . . . . . . . . . . . . . . . . .         41,558        117,278
- -----------------------------------------------------------------------------------------------
                                                                       $678,774       $857,168
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

MagneTek Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL                    CUMULATIVE        MINIMUM
AMOUNTS IN THOUSANDS,                      COMMON STOCK             PAID-IN       RETAINED    TRANSLATION        PENSION
EXCEPT SHARE DATA.                     SHARES         AMOUNT        CAPITAL       EARNINGS     ADJUSTMENT      LIABILITY
- ------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993             24,122,000           $241        $75,494      $103,119       $(15,825)            --
Exercise of stock options              83,000              1            870            --             --
Translation adjustment                     --             --             --            --           (736)            --
Minimum pension liability                  --             --             --            --             --         (4,637)
Net loss                                   --             --             --       (45,445)            --             --
- ------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994             24,205,000           $242        $76,364       $57,674       $(16,561)       $(4,637)
- ------------------------------------------------------------------------------------------------------------------------
Exercise of stock options             455,000              5          4,778            --             --             --
Restricted stock grant                 20,000             --             --            --             --             --
Translation adjustment                     --             --             --            --          1,434             --
Minimum pension liability                  --             --             --            --             --         (4,297)
Net Income                                 --             --             --         2,276             --             --
- ------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995             24,680,000           $247        $81,142      $ 59,950       $(15,127)       $(8,934)
- ------------------------------------------------------------------------------------------------------------------------
Exercise of stock options              32,000             --            172            --             --             --
Restricted stock grant                     --             --          1,834            --             --             --
Pension Plan contribution             750,000              8          6,461            --             --             --
Translation adjustment                     --             --             --            --          1,035             --
Minimum pension liability                  --             --             --            --             --          8,934
Net loss                                   --             --             --       (94,164)            --             --
- ------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996             25,462,000           $255        $89,609      $(34,214)      $(14,092)            --
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

MagneTek Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, AMOUNTS IN THOUSANDS                                    1996           1995           1994
- ------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income (loss) from continuing operations . . . . . . . . . . . . . . . . .      $ (94,164)     $  21,496       $(16,942)
- ------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile income (loss) from continuing
operations to net cash provided by operating activities:
  Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .         40,041         38,680         36,418
  Gain on sale of assets . . . . . . . . . . . . . . . . . . . . . . . . .             --             --         (2,236)
  Restructuring charges. . . . . . . . . . . . . . . . . . . . . . . . . .         50,505             --         31,221
  Asset write-downs. . . . . . . . . . . . . . . . . . . . . . . . . . . .         29,212             --             --
  Changes in operating assets and liabilities of
  continuing operations. . . . . . . . . . . . . . . . . . . . . . . . . .         43,494        (50,976)       (18,331)
- ------------------------------------------------------------------------------------------------------------------------
Total adjustments. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        163,252        (12,296)        47,072
- ------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities. . . . . . . . . . . . . . . . .         69,088          9,200         30,130
- ------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Proceeds from sale of businesses and assets. . . . . . . . . . . . . . . .         92,149        105,644          8,216
Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . .        (40,515)       (43,895)       (43,338)
Other investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . .             37          1,853          3,085
- ------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities. . . . . . . . . . . .         51,671         63,602        (32,037)
- ------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Borrowings under bank and other long-term obligations. . . . . . . . . . .              -         81,217         15,238
Proceeds from issuance of common stock . . . . . . . . . . . . . . . . . .            172          3,736            871
Repayment of bank and other long-term obligations. . . . . . . . . . . . .       (126,444)      (171,000)       (15,090)
Increase in deferred financing costs . . . . . . . . . . . . . . . . . . .           (500)        (5,446)          (703)
- ------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities. . . . . . . . . . . .       (126,772)       (91,493)           316
- ------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing operations . . . . . . . . . . . . . . . . . .         (6,013)       (18,691)        (1,591)
- ------------------------------------------------------------------------------------------------------------------------
Cash flows from discontinued operations:
Loss from discontinued operations. . . . . . . . . . . . . . . . . . . . .             --        (14,400)       (28,503)
Adjustments to reconcile loss to net cash
provided by discontinued operations:
  Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .          2,102          7,738         11,211
  Loss on disposal and other noncash charges . . . . . . . . . . . . . . .             --         12,338         27,341
  Changes in operating assets and liabilities of discontinued operations .          5,377          7,717         (2,994)
  Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . . . .           (906)        (1,404)        (6,057)
- ------------------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations . . . . . . . . . . . . . . .          6,573         11,989            998
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash. . . . . . . . . . . . . . . . . . . . . .            560         (6,702)          (593)
Cash at beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .            311          7,013          7,606
- ------------------------------------------------------------------------------------------------------------------------
Cash at end of year. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $     871      $     311       $  7,013
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

MagneTek Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands, except share and per share data.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method.

RESEARCH AND DEVELOPMENT

Expenditures for research and development are charged to expense as incurred and aggregated $21,500, $23,600 and $17,500 for the years ended June 30, 1996, 1995 and 1994, respectively.

DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS

Costs incurred to obtain financing are deferred and amortized principally on a debt-outstanding method over the term of financing acquired. Amortization expense relating to deferred financing costs was $2,351, $2,425 and $2,358 for the years ended June 30, 1996, 1995 and 1994, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $995, $985, and $1,018 for the years ended June 30, 1996, 1995 and 1994 respectively. Amortization expense relating to deferred financing costs and goodwill is included in the Consolidated Statements of Income as other expense.

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

FISCAL YEAR

The Company uses a fifty-two, fifty-three week fiscal year which ends on the Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal years 1996 and 1995 contained 52 weeks. Fiscal year 1994 contained 53 weeks.

MagneTek Inc.

2. REPOSITIONING COSTS AND DISCONTINUED OPERATIONS

During the past four fiscal years, the Company has experienced substantial volatility in sales and profits in its lighting products business, largely related to its domestic electronic fluorescent ballast product line. During fiscal 1996, the Company experienced lower demand and a significant deterioration in operating results in this product line, due largely to a substantial reduction in utility related incentive programs and increased competition. Additionally, sales and profits have been steadily declining in the global magnetic fluorescent ballast product lines, due to both the emergence in the U.S. of electronic ballasts as a viable replacement and a weakening economy in Europe. As a result of significant declines in sales and profit margins in both electronic and magnetic ballast product lines during fiscal 1996, the Company conducted a review and analysis of actions required to reduce costs and improve future flexibility and profitability, largely focused on its lighting products business. Upon completion of the review and approval by the Company's Board of Directors, certain reserves were established and charges recorded in the year ended June 30, 1996 to reflect costs associated with repositioning operations, primarily for severance, termination benefits and asset write-downs related to facility closures and consolidations. Reserves were also established for estimated increases in warranty (primarily related to the electronic ballast product line) and other costs. Charges recorded in connection with these reserves and the asset write-downs related primarily to the Lighting Products segment aggregated $79,717, of which $43,337 is included in cost of goods sold, $7,168 in selling, general and MagneTek Inc. administrative expense and $29,212 in other expense in the accompanying Consolidated Statement of Income for the year ended June 30, 1996. Asset write-downs for the impairment of long lived assets and for long lived assets to be disposed of were determined in accordance with FASB No. 121. The Company estimates that cash outflows associated with these charges will approximate $49,000 over the respective repositioning and warranty periods. Cash requirements in fiscal 1997 are not expected to exceed $20,000.

In July, 1994, the Company's Board of Directors adopted a formal plan of disposal for certain businesses in connection with an overall restructuring program designed to focus the Company's resources on its core product lines and reduce debt. The operations to be disposed of comprised the Company's utility, military, industrial controls and custom motor product lines. The businesses identified for divestiture have been classified as discontinued operations in the accompanying financial statements. During the year ended June 30, 1996 the Company completed the sale of substantially all remaining discontinued operations. Total net proceeds from the inception of the disposal program through June 30, 1996 aggregated over $200,000 and were used to repay debt.

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

The operating results of the discontinued operations are as follows:

YEAR ENDED JUNE 30                                          1996           1995           1994
- -----------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . .       $92,712       $246,021       $365,609
Income (loss) before provision for income taxes. .           138        (12,369)      $ (3,362)
Provision (benefit) for income taxes . . . . . . .           500         (4,700)           100
- -----------------------------------------------------------------------------------------------
Loss of discontinued operations. . . . . . . . . .       $  (362)      $ (7,669)      $ (3,462)
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

Results of discontinued operations for the years ended June 30, 1996 and 1995 were charged to reserves established in connection with the provisions for estimated losses on disposal provided in fiscal years 1994 and 1995. Fiscal year 1994 results are reported separately as discontinued operations in the accompanying Consolidated Statements of Income. A portion of the Company's interest expense has been allocated to the results of discontinued operations based upon the ratio of the net assets of discontinued operations to the total net assets of the Company. Total interest expense allocated to discontinued operations and included in the results above was $2,975, $10,788 and $15,806 for the years ended June 30, 1996, 1995 and 1994.

In fiscal 1994, the Company had established restructuring reserves of $31,221 to cover costs related to potentially obsolete or excess inventory, as well as severance and relocation costs related to the Company's electronic ballast product line. Additionally, those reserves included expenses to relocate and consolidate a number of operating and administrative locations. As of June 30, 1995, the balance in that reserve was $3,611 and was fully used as of June 30, 1996. The charges to the remaining balance were entirely cash related and were specific to relocation and warranty related matters consistent with the Company's projections.

MagneTek Inc.

3. INVENTORIES

Inventories at June 30, consists of the following:

                                                                1996       1995
- -------------------------------------------------------------------------------
Raw materials and stock parts  . . . . . . . . . . . .       $60,018    $66,507

Work-in-process  . . . . . . . . . . . . . . . . . . .        46,354     45,803

Finished Goods . . . . . . . . . . . . . . . . . . . .        96,893    113,151
- -------------------------------------------------------------------------------
                                                            $203,265   $225,461
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

4. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:

                                                                1996       1995
- -------------------------------------------------------------------------------
Revolving bank loans . . . . . . . . . . . . . . . . .      $103,432   $155,021

Term loan. . . . . . . . . . . . . . . . . . . . . . .            --     75,000

10.75 percent Senior Subordinated Debentures, interest
  payable semi-annually, due November 15, 1998 . . . .       125,000    125,000

8 percent Convertible Subordinated Notes, interest payable
semi-annually, convertible into 4,687,500 shares of common
stock, due September 2001  . . . . . . . . . . . . . .        75,000     75,000

Miscellaneous installment notes, capital leases and other
obligations at rates ranging from 7.0 percent to 12.2
percent, due through 2001  . . . . . . . . . . . . . .        18,591     18,446
- -------------------------------------------------------------------------------
                                                             322,023    448,467

Less current portion . . . . . . . . . . . . . . . . .         2,895     17,580
- -------------------------------------------------------------------------------
                                                            $319,128   $430,887
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

BANK BORROWING ARRANGEMENTS

At June 30, 1996, the Company had an agreement with a group of banks that have committed to lend up to $200,000 under a revolving loan facility through September 30, 1998. Under the agreement, as amended (the "Bank Loan Agreement"), borrowings under the credit facility bear interest at the banks' prime lending rate plus one percent or, at the Company's option, the London Interbank Offered Rate plus two and one quarter percent. These rates may be reduced by up to one and one and one-half percent, respectively, based upon the achievement of certain debt to cash flow ratios. At June 30, 1996, borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 7.8%. The Company is required to pay a commitment fee of three-eighths of one percent on unused commitments.

Borrowings under the Bank Loan Agreements are secured by domestic accounts receivable and inventories and by stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow. Effective September 16, 1996, the Company amended its Bank Loan Agreement, as a result of certain covenant violations, to adjust covenants to reflect the impact of charges associated with the Company's repositioning program. As a result of the amendment, the lending commitment under the Bank Loan Agreement was reduced to $170,000 from $200,000. All other terms and conditions remained substantially unchanged.

The Company repaid all borrowings under a $75,000 term facility provided under the Bank Loan Agreement with the proceeds from the sale of discontinued operations during the year ended June 30, 1996.

The Company's European subsidiaries have certain limited arrangements locally to finance working capital requirements. Borrowings under these arrangements are secured by accounts receivable and inventories of the respective subsidiaries. The Company has also provided certain parent guarantees to banks in Europe which provide the related financing.

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

Aggregate principal maturities on long-term debt outstanding at June 30, 1996 are as follows:

YEAR ENDED JUNE 30, 1996
- -------------------------------------------------------------------------------
1997           . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,895

1998           . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17,187

1999           . . . . . . . . . . . . . . . . . . . . . . . . . . . .  219,089

2000           . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,249

2001           . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,010

THEREAFTER             . . . . . . . . . . . . . . . . . . . . . . . .   77,593
- -------------------------------------------------------------------------------

MagneTek Inc.

5. FAIR VALUES OF FINANCIAL INSTRUMENTS

The recorded amounts and estimated fair value of the Company's significant financial instruments as of June 30, 1996 were as follows:

                                                  Carrying Amount    Fair Value
- -------------------------------------------------------------------------------
10.75 percent Senior Subordinated Debentures . . . .     $125,000      $123,750

8 percent Convertible Subordinated Notes . . . . . .       75,000        72,000
- -------------------------------------------------------------------------------


The fair values of long-term debt were estimated based on quoted market prices or through broker quotations. The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under short-term revolving credit agreements approximate their fair values.

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related purchased copper is incorporated into finished products and sold. Unrealized losses on open contracts at June 30, 1996 were not material to the Company's results of operations.The Company also participates in certain foreign exchange contracts to minimize its risk of loss from fluctuation in exchange rates. Unrealized losses on open forward exchange contracts were not material to the Company's results of operations at June 30, 1996.

6. INCOME TAXES

Income tax expense (benefit) is allocated in the financial statements as follows:

YEAR ENDED JUNE 30                                 1996        1995        1994
- --------------------------------------------------------------------------------
Income (loss) from continuing operations
before extraordinary item and cumulative
effect of accounting changes . . . . . . . . .  $19,400     $14,900)    $(7,500)
Extraordinary item . . . . . . . . . . . . . .       --      (3,200)         --

Income tax expense (benefit) attributable
to continuing operations . . . . . . . . . . .  $19,400      11,700      (7,500)
Discontinued operations  . . . . . . . . . . .       --      (7,200)     (2,200)
- -------------------------------------------------------------------------------
Total                                           $19,400      $4,500     $(9,700)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

The expense (benefit) for income taxes applicable to continuing operations is as follows:

YEAR ENDED JUNE 30                                 1996        1995        1994
- -------------------------------------------------------------------------------

Current:

Federal. . . . . . . . . . . . . . . . . . . .     $899      $3,575     $(3,836)

State. . . . . . . . . . . . . . . . . . . . .    1,172       1,529         178

Foreign. . . . . . . . . . . . . . . . . . . .    3,444       1,419         942

Deferred:

Federal. . . . . . . . . . . . . . . . . . . .   10,358       5,603      (4,046)

State and Foreign. . . . . . . . . . . . . . .    3,527        (426)       (738)
- -------------------------------------------------------------------------------
                                                $19,400     $11,700     $(7,500)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary items is as follows:


                                                            1996                      1995                     1994
                                                -------------------------------------------------------------------------
YEAR ENDED JUNE 30                                    AMOUNT         %         AMOUNT         %         AMOUNT         %
                                                -------------------------------------------------------------------------
Provision (benefit) computed at
the statutory rate . . . . . . . . . . . . . . . .  $(26,167)    (35.0)       $12,739      35.0        $(8,555)    (35.0)
State income taxes, net of
federal benefit. . . . . . . . . . . . . . . . . .     1,990       2.7          1,975       5.4           (371)     (1.5)
Foreign tax rates in excess of
federal statutory rate . . . . . . . . . . . . . .     4,283       5.7            108         3          1,213       5.0
Increase in valuation reserve for
deferred tax assets. . . . . . . . . . . . . . . .    38,908      52.0             --        --             --        --
Other. . . . . . . . . . . . . . . . . . . . . . .       386         5             78         2            213         8
- -------------------------------------------------------------------------------------------------------------------------
                                                     $19,400      25.9        $14,900      40.9        $(7,500)    (30.7)
- -------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------


Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $50, $(1,000) and $1,500 for the years ended June 30, 1996, 1995 and 1994.

MagneTek Inc.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1996 and 1995 follows:

YEAR ENDED JUNE 30                                             1996        1995
- -------------------------------------------------------------------------------
Deferred tax liabilities:
- -------------------------------------------------------------------------------
Depreciation and amortization (including
differences in the basis of acquired assets) . . . . . . .  $21,453     $32,190

Inventory methods and other. . . . . . . . . . . . . . . .    2,534       4,822
- -------------------------------------------------------------------------------
Total deferred tax liabilities . . . . . . . . . . . . . .   23,987      37,012
- -------------------------------------------------------------------------------
Deferred tax assets:

Postretirement medical benefit obligation. . . . . . . . .   24,255      24,066

Warranty reserves. . . . . . . . . . . . . . . . . . . . .   16,772       6,734

Inventory and other reserves (including Restructuring) . .   21,868      18,857
- -------------------------------------------------------------------------------
Total gross deferred tax assets. . . . . . . . . . . . . .   62,895       4,965
- -------------------------------------------------------------------------------
Less valuation allowance . . . . . . . . . . . . . . . . .  (38,908)         --
- -------------------------------------------------------------------------------
Net deferred tax (assets) liability. . . . . . . . . . . .       --    $(12,645)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The Company has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset is not likely to be fully realized. Accordingly, a $38,908 valuation allowance has been recorded for the year ended June 30, 1996.

7. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1996 total $45,447 and are payable in future fiscal years as follows: $11,054 in 1997; $9,349 in 1998; $7,110 in 1999; $6,139 in 2000; $4,311 in 2001 and $7,484 thereafter.

Rent expense for the years ended June 30, 1996, 1995 and 1994 was $15,766, $18,769 and $18,673 respectively.

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

MagneTek Inc.

ENVIRONMENTAL MATTERS

GENERAL

The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. Except as described below, the Company's remediation activities for fiscal 1996 did not entail material expenditures, and its remediation activities for fiscal 1997 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

CENTURY ELECTRIC (MCMINNVILLE, TENNESSEE)

Prior to its purchase by the Company in 1986, Century Electric, Inc. ("Century Electric") acquired a business from Gould Inc. ("Gould") in May 1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of hazardous waste, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in portions of the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric has kept the Tennessee Department of Environment and Conservation, Division of the Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Superfund Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of contaminants as above described. In 1995, Gould completed an interim remedial measure of excavating and disposing onsite soil containing PCBs. Gould also conducted preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined. The Company believes that the costs for further onsite and offsite cleanup (including ancillary costs) are covered by the 1983 Indemnity. While the Company believes that Gould will continue to perform under its indemnity obligations, Gould's failure to perform such obligations could have a material adverse effect on the Company.

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

CROWN INDUSTRIES SITE (PIKE COUNTY, PENNSYLVANIA)

In March 1992, the Company was informed by the Pennsylvania Department of Environmental Resources ("DER") that its Universal Manufacturing division is one of a number of potentially responsible parties with respect to a planned environmental investigation and cleanup at the Crown Industries site in Pike County, Pennsylvania. The DER provided a non-binding preliminary allocation of liability in connection with the site that assigned the Company a 30 percent share. The aggregate expense of cleaning up the site is not currently known, but some preliminary indications suggested a range of $5,000 to $15,000. To date, the

MagneTek Inc.

DER has sought reimbursement of approximately $500 in the aggregate from the Company and the other potentially responsible parties. In connection with the February 1986 acquisition of Universal Manufacturing, the Company and the seller, Farley Northwest Industries, Inc. (the predecessor to Fruit of the Loom, Inc., hereinafter collectively with such successor referred to as "FOL") executed an environmental agreement. The Company has informed FOL that it believes at least 90 percent of any liability it may incur relating to the site is covered by indemnification provisions of its environmental agreement with FOL, and allocation negotiations between the Company and FOL are continuing. FOL has acknowledged its indemnity and is currently defending its own and the Company's interest in this site. FOL's failure to perform its obligations with respect to the Crown Industries site under the environmental agreement could have a material adverse effect on the Company.

INDEMNIFICATION OBLIGATIONS FROM RESTRUCTURING

In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 1996, and its indemnification obligations for fiscal 1997 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of any future asserted claims subject to indemnification.

LETTERS OF CREDIT

The Company has approximately $13,000 of outstanding letters of credit as of June 30, 1996.

8. STOCK OPTION AGREEMENTS

The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 5,972,620. As of June 30, 1996 and 1995 shares available for grant were approximately 1,515,560 and 1,422,000 respectively. Options granted under two of the Plans generally vest in four equal annual installments, and options under the third Plan vest in two equal annual installments.

A summary of certain information with respect to options under the Plans follows:

YEAR ENDED JUNE 30                                 1996        1995        1994
- -------------------------------------------------------------------------------
Options outstanding, beginning of year . . .  1,939,585   2,303,054   1,983,143

Options granted. . . . . . . . . . . . . . .  1,498,000     357,500     903,000

Options exercised. . . . . . . . . . . . . .    (32,170)   (454,594)    (83,389)

Weighted average exercise price. . . . . . .      $5.35       $8.30       $7.69
- -------------------------------------------------------------------------------
Options cancelled. . . . . . . . . . . . . .   (249,595)   (266,375)   (499,700)
- -------------------------------------------------------------------------------
Options outstanding, end of year . . . . . .  3,155,820   1,939,585   2,303,054

Weighted average price . . . . . . . . . . .     $12.16      $12.52      $12.30
- -------------------------------------------------------------------------------
Exercisable options. . . . . . . . . . . . .  1,463,045   1,113,116     963,107
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

The Company has also granted options in prior years under certain non-qualified stock option agreements, terms of which are similar to the Plans. No such options were granted, exercised or cancelled during the three years ended June 30, 1996. As of June 30, 1996, options for 142,835 shares with a weighted average price per share of $4.74 were outstanding, all of which were exercisable.

The Company has granted stock appreciations rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1996 SARs with respect to 322,250 shares, with a weighted average exercise price of $14.52 were outstanding under these plans. In July of 1995, the Board of Directors approved the conversion of SAR's with respect to 265,000 shares of common stock into stock options with comparable share amounts and exercise prices.

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

The net pension cost for the years ended June 30, 1996, 1995 and 1994 is as follows:

                                                   1996        1995        1994
- -------------------------------------------------------------------------------
Service cost-benefits earned during the
period . . . . . . . . . . . . . . . . . . .     $5,504      $6,935      $8,169

Interest cost on projected benefit
obligation . . . . . . . . . . . . . . . . .      9,592       9,219       8,195

Investment return on plan assets . . . . . .    (13,306)    (11,846)     (1,180)

Net amortization and deferral. . . . . . . .      3,135       2,789      (7,103)
- -------------------------------------------------------------------------------
Net pension cost . . . . . . . . . . . . . .     $4,925      $7,097      $8,081
- -------------------------------------------------------------------------------

The Company's net pension cost includes a net curtailment and settlement gain of $682 which results from the sale of three discontinued business units in fiscal year 1996.

The projected benefit obligation was determined using an assumed discount rate of 8.0% for the year ended June 30, 1996 and 7.75% for the year ended June 30, 1995 and a 6% increase in the rate of compensation in both years. The average expected long-term rate of return on plan assets is 8.5% for both years.

The funded status of the Company's defined benefit plans at June 30, 1996 and 1995 is as follows:

                                                             1996          1995
- -------------------------------------------------------------------------------
Actuarial present value of:

Vested benefit obligation. . . . . . . . . . . . . . .   $120,533      $116,004

Non-vested benefits. . . . . . . . . . . . . . . . . .      5,863         9,353

Projected benefit obligation . . . . . . . . . . . . .    127,864       127,949

Market value of plan assets. . . . . . . . . . . . . .    129,409       115,523

Plan assets greater (less) than projected benefit
obligation . . . . . . . . . . . . . . . . . . . . . .      1,545       (12,426)

Unrecognized net loss. . . . . . . . . . . . . . . . .      5,118        16,474

Unrecognized prior service income relating to
merged plans . . . . . . . . . . . . . . . . . . . . .       (705)       (2,300)

Unrecognized net asset . . . . . . . . . . . . . . . .     (1,935)       (2,553)

Minimum pension liability. . . . . . . . . . . . . . .         --        (8,934)

Accrued (prepaid) pension cost . . . . . . . . . . . .     (4,023)        9,739
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

It is the Company's policy to fund pension costs annually. In 1996, the Plan was partially funded with the issuance of 750,000 shares of common stock valued at $8.62 per share on the date contributed. Plan assets are primarily invested in equity and government securities. The Company also has benefit plans for certain of its foreign subsidiaries which are not reflected above. These plans are not material to the Company's benefit plans as a whole.

In addition to the defined benefit retirement plans, most of the Company's non-union employees participate in a defined contribution savings plan which provides for employee contributions up to specified percentages of compensation as defined in the plan. The Companys' contribution is equal to 50% of the first 1% and 20% of the next 5% of the employee's contribution. Annual Company sponsored contributions are subject to a limitation of six hundred dollars per employee. Company contributions were $1,427, $1,629, and $936 during the plan years ended March 31, 1996, 1995, and 1994, respectively. Company contributions vest over a five-year period.

POSTRETIREMENT MEDICAL BENEFIT PLANS

Effective May 1, 1996, the Company announced a substantial revision to the postretirement medical benefit plans. Under the terms of the revision all medical benefit plans affecting the accumulated postretirement benefit obligation ("APBO") were made uniform for all eligible participants. In addition, the contributions required for participation in these plans were increased as a percentage of the total value of the plan. Employees who, in general, retired prior to December 31, 1991, will be required to pay a contribution which is indexed by the rate of increase in plan costs each year, while employees retiring later will be required to pay a contribution which increases by the future trend increases in the total cost of the plan. Finally, the revised plan was designed to prevent the payment of one hundred percent of the eligible expenses incurred by a participant when the MagneTek plan "coordinates" with another plan.

The plan revision was announced with an effective date of January 1, 1997. The revision resulted in a reduction in the APBO of approximately $11,101; this amount will be amortized over ten years. Recent improvements in medical claim costs have resulted in an additional reduction in the APBO of approximately $22,276; this gain exceeds the FASB No. 106 corridor of ten percent of the APBO, and the excess will be amortized over thirteen years. The Company, based upon advice of counsel, has concluded that the Company has adequately reserved the right to amend these plans without offsetting adjustments in other benefits or compensation.

The accumulated postretirement benefit obligation as of June 30, 1996 and 1995 consisted of unfunded obligations related to the following:

                                                             1996          1995
- -------------------------------------------------------------------------------
Retirees . . . . . . . . . . . . . . . . . . . . . . .    $20,682       $48,066

Fully eligible active plan participants. . . . . . . .      2,429         5,450

Other active participants. . . . . . . . . . . . . . .      2,810         6,271
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation. . . . .     25,921        59,787

    Unrecognized prior service cost. . . . . . . . . .     11,101            --

    Unrecognized gain. . . . . . . . . . . . . . . . .     22,276         1,333
- -------------------------------------------------------------------------------
Accrued postretirement benefit cost. . . . . . . . . .    $59,298       $61,120
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

Net periodic postretirement benefit costs for the years ended June 30, 1996, 1995 and 1994 include the following components:

YEARS ENDED JUNE 30                                   1996      1995       1994
- -------------------------------------------------------------------------------
Service cost benefits earned during period . . . .    $304      $405       $515

Interest cost on accumulated postretirement benefit
obligation . . . . . . . . . . . . . . . . . . . .   4,292     4,384      4,472

Amortization of prior service cost . . . . . . . .    (855)       --         --
- -------------------------------------------------------------------------------
                                                    $3,741    $4,789     $4,987
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The Company's current policy is to fund the cost of the postretirement health care benefits on a "pay-as-you-go" basis as in prior years.

For measurement purposes, a 9% and 8% annual rate of increase(7% annual rate of increase for HMO plans) in the per capita cost of covered health care claims was assumed for fiscal 1996 and fiscal 1997, respectively; the rate of increase was assumed to decrease to 5.75% by 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $1,595 and the aggregate of service and interest cost components of the annual net postretirement health care cost by approximately $221. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0%, 7.75% and 8.25% for the years ended June 30, 1996, 1995 and 1994 respectively.

10. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 1999 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $865, $818 and $715 for the years ended June 30, 1996, 1995 and 1994 respectively.

During the years ended June 30, 1996, 1995 and 1994, the Company paid approximately $952, $948 and $914, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder. The Company believes the fees paid were equivalent to those that would be paid under an arm's-length transaction.

During fiscal years 1995 and 1994, a member of the Companys' Board of Directors served as a consultant to the Company on various aspects of the Company's business and strategic issues. Fees paid for said services by the Company during the periods ended June 30, 1995 and 1994 were $137 and $146 respectively. Aggregate fees and expenses for the same periods were $158 and $171.

11. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                             1996          1995
- -------------------------------------------------------------------------------
Salaries, wages and related items. . . . . . . . . . . .  $27,828       $29,068

Warranty . . . . . . . . . . . . . . . . . . . . . . . .   43,739        14,580

Interest . . . . . . . . . . . . . . . . . . . . . . . .    4,600         4,703

Income taxes . . . . . . . . . . . . . . . . . . . . . .     (862)        2,196

Repositioning reserves (see Note 2). . . . . . . . . . .   21,827         3,611

Other. . . . . . . . . . . . . . . . . . . . . . . . . .   29,267        25,076
- -------------------------------------------------------------------------------
                                                         $126,399       $79,234
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

MagneTek Inc.

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations follows:

YEAR ENDED JUNE 30                                                          1996           1995           1994
- ---------------------------------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable . . . . . . . . . . . . . .   $33,023       $(21,166)       $29,927
(Increase) decrease in inventories . . . . . . . . . . . . . . . . . .    21,782        (39,718)       (10,640)
(Increase) decrease in prepaids and other current assets . . . . . . .     6,335          3,758         (3,258)
(Increase) decrease in other operating assets. . . . . . . . . . . . .    (4,942)          (111)            (1)
Increase (decrease) in accounts payable. . . . . . . . . . . . . . . .   (13,729)         3,481        (14,180)
Increase (decrease) in accrued liabilities . . . . . . . . . . . . . .       938          6,193        (20,858)
Increase (decrease) in deferred income taxes . . . . . . . . . . . . .        70         (6,192)        (4,785)
Increase (decrease) in other operating liabilities . . . . . . . . . .        17          2,779          5,464
- ---------------------------------------------------------------------------------------------------------------
                                                                         $43,494       $(50,976)      $(18,331)
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

Cash paid for interest and income taxes follows:
   Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $31,626         $4,338        $54,841
   Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .    $4,614        $10,548         $5,335


13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company currently operates in three business segments: Motors and Controls; Lighting Products; and Power Supplies.

The Motors and Controls segment designs, manufactures and markets a broad range of high quality fractional and integral electric motors, medium output generators and electronic adjustable speed drives and systems.

The Lighting Products segment produces magnetic and electronic ballasts for various lighting applications.

The Power Supplies segment produces electronic power supplies primarily for computer and telecommunications applications, as well as industrial equipment; component transformers for a wide range of electronic equipment; and power converters for recreational vehicles.

The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has no significant concentration of credit risk.

MagneTek Inc.

Financial information by business segment for continuing operations follow:

                                                                 MOTORS AND       LIGHTING          POWER
FOR THE YEAR ENDED JUNE 30, 1996                                   CONTROLS       PRODUCTS       SUPPLIES          TOTAL
- -------------------------------------------------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $530,718       $456,804       $174,103     $1,161,625
Operating income (loss). . . . . . . . . . . . . . . . . . .         38,127        (53,898)         7,462         (8,309)
Identifiable assets* . . . . . . . . . . . . . . . . . . . .        280,464        241,818        156,492        678,774
Capital expenditures . . . . . . . . . . . . . . . . . . . .         18,523         11,737         10,255         40,515
Depreciation and amortization. . . . . . . . . . . . . . . .         16,407         15,572          8,062         40,041
- -------------------------------------------------------------------------------------------------------------------------

Operating income (loss) for the year ended June 30, 1996, reflects pretax charges of $2,891 and $47,131 and $483 in the Motors and Controls, Lighting Products and Power Supplies segments, respectively, related to repositioning, warranty, and other charges(see Note 2).

                                                                 MOTORS AND       LIGHTING          POWER
FOR THE YEAR ENDED JUNE 30, 1995                                   CONTROLS       PRODUCTS       SUPPLIES          TOTAL
- -------------------------------------------------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $515,217       $551,500       $135,819     $1,202,536
Operating income . . . . . . . . . . . . . . . . . . . . . .         39,455         29.442          6,459         75,356
Identifiable assets* . . . . . . . . . . . . . . . . . . . .        331,623        321,663        203,882        857,168
Capital expenditures . . . . . . . . . . . . . . . . . . . .         20,839         15,176          7,880         43,895
Depreciation and amortization. . . . . . . . . . . . . . . .         14,562         17,515          6,603         38,680
- -------------------------------------------------------------------------------------------------------------------------
                                                                 MOTORS AND       LIGHTING          POWER
FOR THE YEAR ENDED JUNE 30, 1994                                   CONTROLS       PRODUCTS       SUPPLIES          TOTAL
- -------------------------------------------------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $472,602       $480,820       $179,704     $1,133,126
Operating income (loss). . . . . . . . . . . . . . . . . . .         26,719        (17,721)           900          9,898
Identifiable assets* . . . . . . . . . . . . . . . . . . . .        421,044        332,203        178,111        931,358
Capital expenditures . . . . . . . . . . . . . . . . . . . .         14,451         21,316          7,571         43,338
Depreciation and amortization. . . . . . . . . . . . . . . .         13,577         16,892          5,949         36,418
- -------------------------------------------------------------------------------------------------------------------------

Operating income (loss) for the year ended June 30, 1994, reflects pretax charges of $2,339 and $27,975 and $847 in the Motors and Controls, Lighting Products and Power Supplies segments, respectively, related to restructuring and other costs primarily in the electronic ballast business.

*Identifiable assets include net assets of discontinued operations of $1,174, $98,118 and $197,217 for 1996, 1995, and 1994 respectively.

Geographic information with respect to the Company's European Subsidiaries follows:

FOR THE YEAR ENDED JUNE 30                         1996        1995        1994
- -------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . . . .   $206,701    $175,727    $202,593

Operating income . . . . . . . . . . . . . .      3,471       6,003      10,004

Identifiable assets. . . . . . . . . . . . .    172,636     158,207     174,736

Capital expenditures . . . . . . . . . . . .     10,011       8,532       9,723

Depreciation and amortization. . . . . . . .      8,197       8,475       8,689

The Company's foreign operations outside of Europe are not material. Export sales were $61,520, $60,204 and $60,143 in 1996, 1995 and 1994, respectively.

MagneTek Inc.

14. QUARTERLY RESULTS (UNAUDITED)


1996 QUARTER ENDED                                  SEPT. 30        DEC. 31        MAR. 31        JUNE 30
- ----------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . .  $272,670       $282,162       $301,628       $305,165
Gross profit . . . . . . . . . . . . . . . . . . .    43,091         46,612         52,512         14,406
Provision (benefit) for income taxes . . . . . . .      (884)          (211)         1,668         18,827
Income (loss) from continuing operations
before extraordinary item. . . . . . . . . . . . .   $(3,538)       $(1,530)        $1,424       $(90,520)
Net income (loss). . . . . . . . . . . . . . . . .   $(3,538)       $(1,530)        $1,424       $(90,520)
Per common share:
Primary:
Net income (loss). . . . . . . . . . . . . . . . .     $(.14)         $(.06)          $.06         $(3.64)
Fully diluted:
Net income (loss). . . . . . . . . . . . . . . . .         *              *              *              *
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

In the fourth quarter of 1996 the Company recorded charges of $79,717, primarily related to the Company's Lighting Products segment and its investment in its German subsidiary, for repositioning of operations primarily for severance costs, termination benefits and asset write-downs associated with plant moves and closures as well as estimated warranty requirements and other costs (see
Note 2). In review of the Company's deferred tax asset in accordance with FASB No. 109, a $14,700 charge was incurred and reflected in fourth quarter results.


1996 QUARTER ENDED                                  SEPT. 30        DEC. 31        MAR. 31        JUNE 30
- ----------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . .  $274,755       $290,627       $318,652       $318,502
Gross profit . . . . . . . . . . . . . . . . . . .    51,720         58,687         64,386         64,843
Provision (benefit) for income taxes . . . . . . .     1,924          3,246          4,795          4,935
Income (loss) from continuing operations
before extraordinary item. . . . . . . . . . . . .     2,658          4,480          6,901          7,457
Net income (loss). . . . . . . . . . . . . . . . .     5,758          4,480          2,081        (10,043)
Per common share:
Primary:
Income (loss) from continuing operations
before extraordinary item. . . . . . . . . . . . .      $.11           $.18           $.28           $.30
Net income (loss). . . . . . . . . . . . . . . . .      $.23           $.18           $.08          $(.40)
Fully diluted:
Income (loss from continuing operations
before extraordinary item. . . . . . . . . . . . .      $.11           $.18           $.26           $.28
Net income (loss). . . . . . . . . . . . . . . . .      $.23           $.18              *              *
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

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

MagneTek, Inc.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
MagneTek, Inc.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for the impairment of long lived assets and for long lived assets to be disposed of in 1996.


/s/ Ernest & Young LLP


St. Louis, Missouri
August 20, 1996, except for the second paragraph of Note 4, as to which the date is September 16, 1996