Form 10-K, Exhibit 13
period 1997-06-30
MAGNETEK INC
filed 1997-09-30
CIK 751085


Selected Financial Data

Statement of Income Data

For the years ended June 30,
(Amounts in thousands,
except per share data)                          1997           1996**         1995**         1994**         1993
--------------------------------------------------------------------------------------------------------------------
Net sales                                   $1,190,540     $1,161,625     $1,202,536     $1,133,126     $1,119,392
Income (loss):
  Continuing operations                         28,751        (94,164)        21,496        (16,942)        19,263
  Discontinued operations                            -              -        (14,400)       (28,503)         7,770
  Extraordinary item                            (4,676)             -         (4,820)             -              -
  Cumulative effect of
    accounting changes                               -              -              -              -        (48,734)
Net income (loss)                               24,075        (94,164)         2,276        (45,445)       (21,701)
--------------------------------------------------------------------------------------------------------------------
Per common share--primary:
  Income (loss) from continuing
    operations before extraordinary
    item and cumulative effect of
    accounting changes                      $     1.09     $    (3.78)    $     0.87     $    (0.69)    $     0.78
  Net income (loss)                         $     0.91     $    (3.78)    $     0.09     $    (1.84)    $    (0.87)
Per common share--fully diluted:
  Income (loss) from continuing
    operations before extraordinary
    item and cumulative effect of
    accounting changes                      $     1.03     $        *     $     0.84  $           *     $      .73
  Net income (loss)                         $     0.88     $        *     $        *  $           *     $        *
--------------------------------------------------------------------------------------------------------------------


 * Per share amounts on a fully diluted basis are omitted as such amounts are anti-dilutive in relation to primary per share amounts.

** Losses from continuing operations for the years ended June 30, 1996 and 1994 include pretax charges aggregating $79,717 and $33,871. Charges in fiscal 1996 reflect costs associated with repositioning operations primarily for severance, termination benefits, warranty and asset write-downs related to facility closures and consolidations. Also, in review of the Company's deferred tax asset in accordance with FASB No.109, a $14,700 charge was incurred in fiscal year 1996. Fiscal 1994 restructuring reserves related to costs related to potentially excess or obsolete inventory, as well as severance and relocation costs related to the Company's electronic ballast product line. In addition, those reserves included expenses to relocate and consolidate operating and administrative locations. Loss from discontinued operations includes after tax charges of $14,400 and $25,041 for the years ended June 30, 1995 and 1994, respectively, reflecting estimated losses on disposition.



Balance Sheet Data

As of June 30,
(Amounts in thousands)                        1997             1996**         1995**         1994**        1993
--------------------------------------------------------------------------------------------------------------------
Total assets                               $   654,548    $   678,774    $   857,168    $   931,358    $   995,359
Long-term debt,
    including current portion                  243,945        322,023        448,467        523,779        523,301
Common stockholders' equity                    102,223         41,558        117,278        113,082        163,029
--------------------------------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During the year ended June 30, 1997, the Company's operating results and financial condition reflected substantial improvement. Even excluding the effects of certain repositioning and other charges recorded during fiscal 1996, profits and margins were up significantly on a slight increase in net sales. The improved results reflect benefits associated with a number of consolidation and cost reduction actions initiated during fiscal 1996 and continuing into fiscal 1997, resulting in a reduction in the Company's fixed cost base, primarily in the Lighting Products segment. The Company continues to review opportunities for further improvements in its operating costs, product quality and manufacturing flexibility. A number of programs have been or will be initiated which, over the next three years, will result in i) the outsourcing of certain components and operations which have historically been produced or performed internally; ii) a continued reduction in factory space and fixed costs through consolidation of manufacturing operations; iii) the establishment of Six Sigma quality objectives throughout the Company and iv) a comprehensive upgrade in information technology and communication systems over the next three fiscal years at a cost currently estimated between fourteen and seventeen million dollars. The Company believes it will realize substantial savings from these actions, however, during fiscal 1998, the costs to implement the actions will likely offset related benefits. Subsequent to fiscal 1998, implementation costs are expected to decline as benefits accelerate.

Solid improvement in the Company's financial condition was also achieved during fiscal 1997. The Company's long-term debt balance declined $78.1 million during the fiscal year, to $243.9 million from $322.0 million at the end of the prior fiscal year. The debt reduction resulted from the return to profitabilty in fiscal 1997, a continued reduction in working capital--most notably inventories, and the conversion of $35.4 million (out of a total of $75.0 million) of the Company's Convertible Notes in June, 1997 (see Note 4). Shareholders' equity increased $60.6 million, to $102.2 million from $41.6 million, as a result of the fiscal 1997 net income and the conversion of the Convertible Notes into common stock. The Company also refinanced its 10 3/4% Subordinated Debentures with lower cost borrowings under an amended Bank Loan Agreement (see Note 4).

On August 28, 1997, the Company announced an agreement with General Electric Company ("GE") wherein GE will become the exclusive distributor in North America of the Company's linear electronic ballasts. The product will be co-branded with the MagneTek and GE names. The Company will continue to sell magnetic and HID ballasts through its traditional market channels and linear electronic ballasts directly to OEM customers. The agreement also contemplates possible future joint product development for electronic lighting products

The Company is also actively expanding its marketing/sales presence in the Asia Pacific region. The Company believes that growth in this area of the world provides an opportunity to increase sales of its products.

In the fourth quarter of fiscal 1996, the Company established reserves reflecting anticipated costs associated with operational repositioning as well as estimated increases in warranty and other costs (see Note 2). In fiscal 1997, charges to these reserves were consistent with the Company's original expectation and remaining reserves appear adequate to meet the projected future charges.

The Company currently operates in three business segments: Motors and Controls, which includes fractional and integral horsepower electric motors, medium voltage generators and electronic variable speed drives; Lighting Products, including magnetic and electronic lighting ballasts; and Power Supplies, including electronic power supplies and small transformer products.

RESULTS OF OPERATIONS

Net Sales and Gross Profit

Net sales increased 2.5% in fiscal 1997, to $1.191 billion from $1.162 billion in fiscal 1996. The increase followed a 3.4% decline in sales in fiscal 1996 versus fiscal 1995 results. Net sales in the Motors and Generators segment increased 3% in fiscal 1997 due primarily to commercial and residential fractional horsepower motors and drives sales. Segment revenues increased 3% in fiscal 1996 over fiscal 1995 due to stronger generator and drives sales. Net sales in the Lighting Products segment increased 5% in fiscal year 1997 due to growing compact fluorescent sales. Lighting Products segment results improved from the 17% drop in fiscal 1996 results versus fiscal 1995 when both magnetic and electronic ballast revenues declined. Net sales in the Power Supplies segment declined 5% due to the sale of a transformer business. Adjusting for the sale, Power Supplies sales were comparable to the year earlier results. Segment revenue had increased 28% in fiscal 1996 from fiscal 1995 due to expanded sales of electronic power supplies, primarily due to increased penetration of the telecommunications market.

The Company's gross profit increased to $239.9 million in fiscal 1997 from $156.6 million in fiscal 1996. While all segments participated in the improvement, the Lighting Products segment contributed significantly due to improved sales volume and the positive effect of increased production levels as well as the continued transition to lower cost manufacturing locations. Gross profit in fiscal 1996 included charges aggregating $43.3 million reflecting costs associated with repositioning operations and estimated warranty and other costs. Excluding those charges, gross profits in fiscal 1996 declined over 16% from fiscal 1995 due to substantially lower gross profits in the Lighting Products segment.

Operating Expenses

Selling, general and administrative (SG&A) expense was $159.9 million (13.4% of net sales) in fiscal 1997 compared to $164.9 million (14.2% of net sales) in fiscal 1996. In fiscal 1996, results included $7.2 million of repositioning expenses (largely severance and termination benefits). Excluding these charges, fiscal 1997 SG&A expense increased slightly from 1996 but declined when expressed as a percent of net sales. Excluding the fiscal 1996 repositioning charges, SG&A expense was 13.4%, 13.6% and 13.7% of net sales in fiscal 1997, 1996 and 1995 respectively. While the Company continues to review opportunities to reduce support costs, expenses associated with upgrades in information systems, quality programs and organizational capability will limit the ability to reduce SG&A expense in fiscal 1998.

Interest and Other Expenses


Interest expense declined to $27.8 million in 1997 from $31.6 million in fiscal 1996 and $34.4 million in fiscal 1995. Debt levels were reduced due to improvements in accounts receivable and inventory turnovers and efficient management of its capital spending. The Company also converted to equity $35.4 million of its 8% Convertible Notes which will further reduce ongoing interest expense. The Company repurchased the majority of its 10 3/4% Subordinated Debentures using available capacity under its Bank Loan Agreement with lower available interest rates (see Note 4). Both transactions occurred in the fourth quarter of fiscal 1997 and will have a full effect in fiscal 1998. Other expense in fiscal 1997 was $4.3 million as compared to $5.7 million and $4.6 million in fiscal 1996 and 1995 respectively.

Net Income (Loss)

In fiscal 1997, the Company recorded income of $28.8 million or $1.09 per share on a primary basis before an extraordinary charge of $4.7 million associated with the extinguishment of the majority of its Subordinated Debentures. Including the extraordinary charge, the Company reported net income of $24.1 million or $.91 per share on a primary basis. Comparable results on a fully diluted basis for 1997 were $1.03 per share and $.88 per share respectively. In fiscal 1996, the Company recorded a net loss of $94.2 million or $3.78 per share, compared to income from continuing operations of $21.5 million or $.87 per share ($.84 per share, fully diluted) and net income of $2.3 million or $.09 per share in fiscal 1995. Results for the Company in fiscal 1996 were adversely affected by charges for repositioning operations, warranty and other expenses and asset write-downs. Exclusive of the repositioning charges in fiscal 1996, a pre-tax profit would have been achieved. The effective tax rate for fiscal 1996 was impacted by a variety of factors, including the inability to reflect tax benefits for losses incurred at the Company's German operation and a $38.9 million increase to the valuation reserve for deferred taxes.

Liquidity and Capital Resources

Long term borrowings outstanding as of June 30, 1997 (including the current portion) were $244 million, reduced from $322 million as of June 30, 1996 and $448 million as of June 30, 1995. The reduction in fiscal 1997 resulted from improved profitability, effective working capital management and lower capital spending. In addition, the Company, on June 23, 1997, called $35.4 million out of $75 million of its Convertible Notes which were converted by the holders of the Notes into equity. The Company also tendered for the majority of its 10 3/4% Subordinated Debentures and substituted lower interest rate debt (see Note 4). In June of fiscal 1997, the Company entered into an amended Bank Loan Agreement which provides up to $350 million of borrowings under a revolving loan facility versus the $170 million capacity previously available. As of June 30, 1997, the Company had available borrowings of $157 million under this agreement. The Bank Loan Agreement expires in 2002 and along with internally generated cash flows, provides adequate financing capability for shorter term debt requirements.

Cash outflow in connection with the Company's repositioning program approximated $11 million in fiscal 1997 and is not expected to exceed $20 million in fiscal 1998. In addition, the Company may be subject to certain potential environmental and legal liabilities (see Note 7).


Consolidated Statements of Income

For the years ended June 30,
(Amounts in thousands, except per share data)                                           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $1,190,540     $1,161,625     $1,202,536
Cost of sales                                                                          950,617      1,005,004        962,900
Gross profit                                                                           239,923        156,621        239,636
Selling, general and administrative expenses                                           159,859        164,930        164,280
Provision for impairment of long-lived assets                                                -         29,212              -
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                           80,064        (37,521)        75,356
Interest expense                                                                        27,825         31,591         34,398
Other expense, net                                                                       4,288          5,652          4,562
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before provision
  for income taxes and extraordinary item                                               47,951        (74,764)        36,396
Provision for income taxes                                                              19,200         19,400         14,900
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary item                      28,751        (94,164)        21,496
Loss on disposal of discontinued operations (net of tax benefit)                             -              -        (14,400)
Extraordinary item--loss on early extinguishment of debt
  (net of tax benefit)                                                                  (4,676)             -         (4,820)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                   $   24,075     $  (94,164)    $    2,276
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Per common share primary:
  Income (loss) from continuing operations before extraordinary item
    and cumulative effect of accounting changes                                     $     1.09     $    (3.78)    $     0.87
  Loss from discontinued operations                                                          -              -          (0.58)
  Extraordinary item                                                                     (0.18)             -          (0.20)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                   $     0.91     $    (3.78)    $     0.09
Per common share fully diluted:
  Income (loss) from continuing operations before extraordinary item                $     1.03     $        *     $     0.84
  Loss from discontinued operations                                                          -              -              *
  Extraordinary item                                                                     (0.15)             -              *
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                   $     0.88     $        *     $        *
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


* Per share amounts on a fully diluted basis have been omitted as such amounts are anti-dilutive in relation to primary per share amounts.

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Balance Sheets

As of June 30,
(Amounts in thousands, except share and per share data)                            1997                     1996
--------------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash                                                                         $    6,138                 $    871
  Accounts receivable, less allowance for doubtful accounts of $5,168 in 1997
    and $5,428 in 1996                                                            191,011                  201,814
  Inventories                                                                     181,014                  203,265
  Deferred income taxes                                                            12,888                   12,888
  Prepaids and other assets                                                        16,088                   14,014
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                              407,139                  432,852
--------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                              3,139                    3,267
  Buildings and improvements                                                       56,264                   56,094
  Machinery and equipment                                                         348,594                  324,137
--------------------------------------------------------------------------------------------------------------------
Less accumulated depreciation and amortization                                    231,627                  207,079
--------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                 176,370                  176,419
--------------------------------------------------------------------------------------------------------------------
Goodwill, less accumulated amortization of $8,952 in 1997 and $7,985 in 1996       30,741                   30,668
Deferred financing costs, intangible and other assets
  less accumulated amortization of $22,395 in 1997 and $19,521 in 1996             40,298                   38,835
--------------------------------------------------------------------------------------------------------------------
                                                                                 $654,548                 $678,774
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------



Consolidated Balance Sheets

As of June 30,
(Amounts in thousands, except per share and per share data)                          1997                     1996
--------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                                              $  97,060                 $104,273
  Accrued liabilities                                                             119,755                  126,399
  Current portion of long-term debt                                                 3,109                    2,895
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         219,924                  233,567
--------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                            240,836                  319,128
Other long-term obligations                                                        71,273                   71,633
Deferred income taxes                                                              20,292                   12,888

Commitments and contingencies

Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized
  28,259,000 and 25,462,000 shares issued and outstanding                             282                      255
Additional paid-in capital                                                        129,151                   89,609
Accumulated deficit                                                               (10,139)                 (34,214)
Cumulative translation adjustment                                                 (17,071)                 (14,092)
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        102,223                   41,558
--------------------------------------------------------------------------------------------------------------------
                                                                                 $654,548                 $678,774
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Stockholders' Equity



                                             Common stock              Additional                  Cumulative         Minimum
(Amounts in thousands,                -----------------------------     paid-in      Accumulated   translation        pension
except share data)                       Shares            Amount       capital        Deficit      adjustment       liability
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994                 24,205,000           $242      $  76,364       $ 57,674       $(16,561)       $(4,637)
------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                 455,000              5          4,778              -              -              -
Restricted stock grant                     20,000              -              -              -              -              -
Translation adjustment                          -              -              -              -          1,434              -
Minimum pension liability                       -              -              -              -              -         (4,297)
Net Income                                      -              -              -          2,276              -              -
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                 24,680,000           $247      $  81,142       $ 59,950       $(15,127)       $(8,934)
------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                  32,000              -            172              -              -              -
Restricted stock grant                          -              -          1,834              -              -              -
Pension Plan contribution                 750,000              8          6,461              -              -              -
Translation adjustment                          -              -              -              -          1,035              -
Minimum pension liability                       -              -              -              -              -          8,934
Net loss                                        -              -              -        (94,164)             -              -
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30,1996                  25,462,000           $255      $  89,609       $(34,214)      $(14,092)             -
------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                 332,000              3          3,434              -              -              -
Restricted stock grants                   252,000              2            634              -              -              -
Debt conversion                         2,213,000             22         35,474              -              -              -
Translation adjustment                          -              -              -              -         (2,979)             -
Net income                                      -              -              -         24,075              -              -
------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                 28,259,000           $282       $129,151       $(10,139)      $(17,071)             -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Cash Flows

For the years ended June 30,
(Amounts in thousands)                                                     1997           1996           1995
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Income (loss) from continuing operations                             $ 28,751       $(94,164)      $ 21,496
--------------------------------------------------------------------------------------------------------------
Adjustments to reconcile income (loss) from continuing
  operations to net cash provided by operating activities:
    Depreciation and amortization                                        38,431         40,041         38,680
    Restructuring charges                                                     -         50,505              -
    Provision for impairment of long-lived assets                             -         29,212              -
    Changes in operating assets and liabilities of continuing operations 22,558         43,494        (50,976)
--------------------------------------------------------------------------------------------------------------
Total adjustments                                                        60,989        163,252        (12,296)
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                89,740         69,088          9,200
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of businesses and assets                             2,679         92,149        105,644
  Capital expenditures                                                  (33,245)       (40,515)       (43,895)
  Other investments                                                      (2,382)            37          1,853
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                     (32,948)        51,671         63,602
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under bank and other long-term obligations                  80,594              -         81,217
  Proceeds from issuance of common stock                                  3,413            172          3,736
  Repayment of bank and other long-term obligations                    (129,985)      (126,444)      (171,000)
  Increase in deferred financing costs                                   (1,323)          (500)        (5,446)
--------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                   (47,301)      (126,772)       (91,493)
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations                      9,491         (6,013)       (18,691)
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations                   (4,224)         6,573         11,989
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                           5,267            560         (6,702)
Cash at beginning of year                                                   871            311          7,013
--------------------------------------------------------------------------------------------------------------
Cash at end of year                                                   $   6,138      $     871      $     311
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.


Notes To Consolidated Financial Statements

(All amounts in the notes to consolidated financial statements are expressed in thousands, except share and per share data.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the fiscal 1996 financial statements to conform to the current year presentation.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Revenue Recognition

The Company's policy is to record and recognize sales only upon shipment.


Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.


Property, Plant and Equipment

Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method (normally five to ten years).


Accounting For Stock Options

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB25), and related interpretations, in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards. The Company has adopted the disclosure-only option under SFAS No.123.


Research and Development

Expenditures for research and development are charged to expense as incurred and aggregated $23,600, $21,500 and $23,600 for the years ended June 30, 1997, 1996, and 1995, respectively.

Deferred Financing Costs, Intangible and Other Assets

Costs incurred to obtain financing are deferred and amortized principally on a debt-outstanding method over the term of financing acquired. Amortization expense relating to deferred financing costs was $2,874, $2,351 and $2,425 for the years ended June 30, 1997, 1996 and 1995, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $967, $995, and $985 for the years ended June 30, 1997, 1996, and 1995, respectively. Amortization expense relating to deferred financing costs and goodwill is included in the Consolidated Statements of Income as other expense.


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

In June of 1997, holders converted $35,410 of the Convertible Notes to shares of common stock. Had the conversion taken place at the beginning of fiscal 1997, primary earnings per share for the year would not have been materially different.


Fiscal Year

The Company uses a fifty-two, fifty-three week fiscal year which ends on Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal years 1997, 1996 and 1995 contained 52 weeks.

2. REPOSITIONING COSTS AND DISCONTINUED OPERATIONS

In fiscal 1996, as a result of significant declines in sales and profit margins in both electronic and magnetic ballasts, the Company initiated a review and analysis of actions to reduce costs and improve future flexibility and profitability, focused to a large extent in its lighting products business. Subsequent to review and approval by the Company's Board of Directors, certain reserves were established and charges recorded in the year ended June 30, 1996. These charges were associated with a variety of repositioning actions and included severance, termination benefits and asset write-downs related to facility closures. Reserves were also established for estimated increases in warranty (primarily related to the electronic ballast product line) and other costs. Charges recorded in connection with these reserves and asset write-downs related primarily to the Lighting Products segment and aggregated $79,717 of which $43,337 is included in cost of goods sold and $7,168 in selling, general and administrative expense. Asset write-downs of $29,212 are included separately within the caption "Provision for impairment of long-lived assets" and were determined in accordance with FASB No. 121. Of the $50,505 included in cost of goods sold and SG&A expense, approximately $28,700 related to warranty, $17,900 to severance and termination benefits and $3,900 in other costs. In fiscal 1997, cash outflows associated with these repositioning charges aggregated $11,000 with $4,900 related to warranty, $3,700 in severance and termination benefits and $2,400 million in plant and other repositioning charges. The Company estimates that cash requirements will not exceed $20,000 in fiscal 1998. At this time the Company believes that the reserves established in 1996 are adequate to cover the remaining liabilities anticipated from the repositioning and other actions.

In July of 1994, the Company's Board of Directors adopted a formal plan of disposal for certain businesses in connection with an overall restructuring program designed to focus the Company's resources on its core product lines and reduce debt. The operations to be disposed of comprised the Company's utility, military, industrial controls and custom motor product lines. The businesses identified for divesture have been classified as discontinued operations in the accompanying financial statements. During the year ended June 30, 1996, the Company completed the sale of substantially all remaining discontinued operations. Total net proceeds from the inception of the disposal program through June 30, 1996 aggregated over $200,000 and were used to repay debt. In fiscal 1997, the Company incurred net cash outlays of $4,224 (primarily legal and environmental costs) related to "discontinued operations." The Company believes that future expenditures will not be material.

During the fiscal year ended June 30, 1995, the Company provided for additional losses on disposal of discontinued operations, net of tax benefit of $7,200, in the amount of $14,400. The additional provision was required primarily due to lower than anticipated sales proceeds primarily associated with the sale of utility segment businesses and higher than anticipated operating losses prior to the sale of these and other discontinued operations. The tax benefits recorded in connection with these losses are less than the benefits computed using statutory rates due to the disallowance (for tax purposes) of a portion of the losses on the sale of certain discontinued operations.

The operating results of the discontinued operations are as follows:


Year ended June 30                                                 1997             1996          1995
----------------------------------------------------------------------------------------------------------
Net sales                                                       $        -       $ 92,712      $ 246,021
Income (loss) before provision for income taxes                          -            138        (12,369)
Provision (benefit) for income taxes                                     -            500         (4,700)
----------------------------------------------------------------------------------------------------------
Loss of discontinued operations                                 $        -       $   (362)     $  (7,669)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


Results of discontinued operations for the years ended June 30, 1996 and 1995 were charged to reserves established in connection with the provisions for estimated losses on disposal provided in fiscal years 1994 and 1995. A portion of the Company's interest expense has been allocated to the results of discontinued operations based upon the ratio of the net assets of discontinued operations to the total net assets of the Company. Total interest expense allocated to discontinued operations and included in the results above was $2,975 and $10,788 for the years ended June 30, 1996 and 1995.


3. INVENTORIES

Inventories at June 30, consists of the following:


                                                          1997           1996
-------------------------------------------------------------------------------
Raw materials and stock parts                        $  55,584      $  60,018
Work-in-process                                         40,343         46,354
Finished goods                                          85,087         96,893
-------------------------------------------------------------------------------
                                                      $181,014       $203,265
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

4. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:


                                                                                  1997            1996
----------------------------------------------------------------------------------------------------------
Revolving bank loans                                                             $184,026       $103,432
10.75 percent Senior Subordinated Debentures, interest payable
  semi-annually, due November 15, 1998                                              3,035        125,000
8 percent Convertible Subordinated Notes, interest payable semi-annually, convertible into 2,474,375 and 4,687,500 shares of common stock,
  in fiscal 1997 and 1996 respectively, due September 2001                         39,590         75,000
Miscellaneous installment notes, capital leases and other obligations at rates
  ranging from 6.5 percent to 10.75 percent, due through 2002                      17,294         18,591
----------------------------------------------------------------------------------------------------------
                                                                                  243,945        322,023
Less current portion                                                                3,109          2,895
----------------------------------------------------------------------------------------------------------
                                                                                 $240,836       $319,128
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


Bank Borrowing Arrangements

On June 20, 1997, the Company entered into an amended agreement with a group of banks (Bank Loan Agreement) that have committed to lend up to $350,000 under a revolving loan facility through June, 2002. Borrowings under the credit facility bear interest at the bank's prime lending rate or, at the Company's option, the London Interbank Offered Rate plus three quarters percent. These rates may be reduced or increased based upon the level of certain debt-to-cash flow ratios. At June 30, 1997, borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 6.6%. The Company is required to pay a commitment fee of .225 percent on unused commitments.

Borrowings under the Bank Loan Agreement are secured by domestic accounts receivable and inventories and by the capital stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and convenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specific levels of net worth and cash flow.

The Company's European subsidiaries have certain limited local borrowing arrangements to finance working capital needs. Borrowings under these arrangements are secured by accounts receivable and inventories of the respective subsidiaries. The Company has provided parent guarantees to the local banks which provide the related financing.

Senior Subordinated Debentures

On June 27, 1997, the Company completed a tender for its 103_4 percent Senior Subordinated Debentures ("Debentures") leaving $3,035 of the Debentures outstanding. The Debentures are not redeemable by the Company prior to maturity in November, 1998 and are subordinated to borrowings under the Bank Loan Agreement.

As a result of the tender offer, the indenture governing the remaining Debentures was modified to eliminate substantially all restrictive covenants.

Convertible Subordinated Notes

The 8 percent Convertible Subordinated Notes ("Convertible Notes") are redeemable at the option of the Company, in whole or in part, at prices set forth in the indenture, and at the option of the holder, are convertible into common stock of the Company at $16.00 per share at anytime prior to maturity in September, 2001.

On June 23, 1997, holders of the Convertible Notes converted $35,410 of the Convertible Notes to 2,213,067 shares of common stock as a result of a partial call of the Convertible Notes by the Company.

Aggregate principal maturities on long-term debt outstanding at June 30, 1997 are as follows:


         Year ended June 30
         -----------------------------------------------------------------
         1998                                                     $  3,109
         1999                                                        7,239
         2000                                                        3,387
         2001                                                        2,166
         2002                                                      225,503
         Thereafter                                                  2,541
         -----------------------------------------------------------------

5. FAIR VALUES OF FINANCIAL INSTRUMENTS

The recorded amounts and estimated fair value of the Company's significant financial instruments as of June 30, 1997 were as follows:

                                                 Carrying Amount     Fair Value
--------------------------------------------------------------------------------
8 percent Convertible Subordinated Notes              $39,590         $41,965
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Fair values of long-term debt are estimated based on quoted market prices or through broker quotations. The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under short-term revolving credit agreements approximate their fair values.

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related purchased copper is incorporated into finished products and sold. Unrealized gains on open contracts at June 30, 1997 were not material to the Company's results of operations. The Company also participates in certain foreign exchange contracts to minimize its risk of loss from fluctuation in exchange rates. Unrealized gains on open forward exchange contracts were not material to the Company's results of operations at June 30, 1997. In combination with the amended Bank Loan Agreement (see Note 4), the Company has entered into certain interest rate swaps in connection with the management of its exposure to fluctuation in interest rates. Gains or losses from terminated contracts are amortized over the period of the original contract.


6. INCOME TAXES

Income tax expense (benefit) is allocated in the financial statements as follows:


Year ended June 30                                                  1997            1996           1995
----------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item        $19,200        $19,400        $14,900
Extraordinary item                                                  (3,250)             -         (3,200)
----------------------------------------------------------------------------------------------------------
Income tax expense attributable to continuing operations           $15,950        $19,400        $11,700
Discontinued operations                                                  -              -         (7,200)
----------------------------------------------------------------------------------------------------------
Total                                                              $15,950        $19,400        $ 4,500
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

The expense for income taxes applicable to continuing operations is as follows:

Year ended June 30                                                  1997           1996            1995
----------------------------------------------------------------------------------------------------------
Current:
  Federal                                                         $  1,279       $    899       $  3,575
  State                                                              1,184          1,172          1,529
  Foreign                                                            6,083          3,444          1,419
Deferred:
  Federal                                                            4,786         10,358          5,603
  State and Foreign                                                  2,618          3,527           (426)
----------------------------------------------------------------------------------------------------------
                                                                   $15,950        $19,400        $11,700
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary items is as follows:



                                                               1997                 1996                    1995
                                                          --------------------------------------------------------------
Year ended June 30                                        Amount       %         Amount       %         Amount        %
------------------------------------------------------------------------------------------------------------------------
Provision (benefit) computed at the statutory rate       $16,783    35.0       $(26,167)  (35.0)       $12,739     35.0
State income taxes, net of federal benefit                 1,338     2.7          1,990     2.7          1,975      5.4
Foreign tax rates in excess of federal statutory rate      4,434     9.3          4,283     5.7            108      0.3
Increase (decrease) in valuation allowance for
  deferred tax assets                                    (11,904)  (24.8)        38,908    52.0              -        -
Provision for additional taxes                             7,933    16.5              -       -              -        -
Other--net                                                   616     1.3            386     0.5             78      0.2
------------------------------------------------------------------------------------------------------------------------
                                                         $19,200    40.0       $ 19,400    25.9        $14,900     40.9
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $9,703, $50 and $(1,000) for the years ended June 30, 1997, 1996 and 1995.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1997 and 1996 follows:


Year ended June 30                                                                             1997           1996
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization (including differences in the basis of acquired assets)     $30,530        $21,453
  Inventory methods and other                                                                     -          2,534
-------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                               30,530         23,987
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Postretirement medical benefit obligation                                                  21,654         24,255
  Warranty reserves                                                                          11,601         16,772
  Inventory and other reserves (including restructuring)                                     16,875         21,868
-------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                              50,130         62,895
-------------------------------------------------------------------------------------------------------------------
Less valuation allowance                                                                    (27,004)       (38,908)
-------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                  $ 7,404       $      -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



The Company has established the above valuation allowance for deferred tax assets based upon a review and determination that the deferred tax assets are currently not likely to be fully realized.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1997 total $41,853 and are payable in future fiscal years as follows: $10,380 in 1998; $8,019 in 1999; $6,654 in 2000; $4,275 in 2001; $3,549 in 2002 and $8,976 thereafter.

Rent expense for the years ended June 30, 1997, 1996 and 1995, was $14,988, $15,766 and $18,769 respectively.

Litigation--Product Liability

The Company is a party to a number of product liability lawsuits, many of which involve fires allegedly caused by defective ballasts. All of these cases are being defended by the Company's insurers, and management believes that its insurers will bear all legal costs and liability, except for applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material effect on the Company.

Litigation--Asbestos

The Company and certain of its subsidiaries have been named as defendants in a suit filed by Cooper Industries, Inc. ("Cooper"), alleging breach of the 1986 agreement by which the Company acquired certain businesses from Cooper. At issue in the litigation is the question of which party has responsibility in connection with pending lawsuits (the "asbestos lawsuits") involving numerous plaintiffs who allege injurious exposure to asbestos contained in products manufactured by current or former subsidiaries and divisions of Cooper. Cooper claims that the Company is obligated to defend and indemnify Cooper in connection with the asbestos lawsuits. The Company has denied that it is obligated under the agreement to defend and indemnify Cooper in connection with the asbestos lawsuits, and has filed a counterclaim asserting that Cooper is obligated under the agreement to defend and indemnify the Company in connection with the asbestos lawsuits and that certain insurance coverage available to Cooper should be applied to the asbestos lawsuits. The Company intends to litigate its position vigorously.

In 1994, the Company sold the assets of one of its subsidiaries to Patriot Sensors and Controls ("Patriot") pursuant to an agreement which provides that the parties will share responsibility for most of the asbestos lawsuits over a five year period, with Patriot bearing full responsibility for the asbestos lawsuits thereafter. Patriot has stated that it may be financially unable to perform its indemnification obligations with respect to the asbestos lawsuits. The Company and Patriot are not currently in litigation.

Due to (i) the early stage of the Cooper litigation, (ii) the potential that Patriot may or may not perform some or all of its indemnification obligations to the Company, and (iii) the ongoing review of strategies and defenses available to the Company in the asbestos lawsuits, it is difficult to predict the outcome of the foregoing legal proceedings. However, management of the Company does not believe that the financial impact of the foregoing legal proceedings will be material.

Environmental Matters--General

The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. Except as described below, the Company's remediation activities for fiscal 1997 did not entail material expenditures, and its remediation activities for fiscal 1998 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

Environmental Matters--Century Electric (McMinnville, Tennessee)

Prior to its purchase by the Company in 1986, Century Electric, Inc. ("Century Electric") acquired a business from Gould Inc. ("Gould") in May 1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in portions of the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric has kept the Tennessee Department of Environment and Conservation, Division of Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Inactive Hazardous Substance Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of contaminants as above described. In 1995, Gould completed an interim remedial measure of excavating and disposing onsite soil containing PCBs. Gould also conducted preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined. The Company believes that the costs for further onsite and offsite cleanup (including ancillary costs) are covered by the 1983 Indemnity. While the Company believes that Gould will continue to perform under its indemnity obligations, Gould's failure to perform such obligations could have a material adverse effect on the Company.

Environmental Matters--Offsite Locations

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

Environmental Matters--Indemnification Obligations from Restructuring

In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 1997, and its indemnification obligations for fiscal 1998 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of any future asserted claims subject to indemnification.

Letters of Credit

The Company has approximately $11,200 of outstanding letters of credit as of June 30, 1997.


8. STOCK OPTION AGREEMENTS

The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 5,392,887. As of June 30, 1997 and 1996 shares available for grant were approximately 972,802 and 1,515,560 respectively. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments.

A summary of certain information with respect to options under the Plans follows:


Year ended June 30                        1997           1996          1995
-------------------------------------------------------------------------------
Options outstanding, beginning of year  3,155,820     1,939,585     2,303,054
Options granted                         1,045,810     1,498,000       357,500
Options exercised                        (334,770)      (32,170)     (454,594)
Weighted average exercise price        $    10.85    $     5.35    $     8.30
-------------------------------------------------------------------------------
Options cancelled                        (216,375)     (249,595)     (266,375)
-------------------------------------------------------------------------------
Options outstanding, end of year        3,650,485     3,155,820     1,939,585
Weighted average price                 $    11.78    $     2.16        $12.52
-------------------------------------------------------------------------------
Exercisable options                     1,541,135     1,463,045     1,113,116
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options as of June 30, 1997.


                                                     Exercisable                          Outstanding
                                            ---------------------------------------------------------------------------
                                                             Weighted                     Weighted         Weighted
                                                             average                       average         average
                                                             exercise                     exercise        remaining
                                               Options         price        Options         price       contractual
Range of exercise price per share           exercisable     per share     outstanding     per share     life (years)
-----------------------------------------------------------------------------------------------------------------------
Under $10.00                                  423,400        $ 7.30        1,302,775       $ 8.14           6.96
$10.00-$12.50                                 239,885         10.11          407,860        10.77           5.30
$12.51-$15.00                                 756,600         13.96        1,544,100        13,57           7.11
Over $15.00                                   121,250         17.56          395,750        17.77           7.82
-----------------------------------------------------------------------------------------------------------------------
Total                                        1,541,135       $11.82        3,650,485       $11.78           6.93
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


The Company has also granted options in prior years under certain non-qualified stock option agreements, terms of which are similar to the Plans. No such options were granted, exercised or cancelled during the three years ended June 30, 1997. As of June 30, 1997, options for 142,835 shares with a weighted average price per share of $4.74 were outstanding, all of which were exercisable.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1997 SARs with respect to 66,000 shares, with a weighted average exercise price of $14.76 were outstanding under these plans. In July of 1995, the Board of Directors approved the conversion of SAR's with respect to 265,000 shares of common stock into stock options with comparable vesting, share amounts and exercise prices. In April of 1997, the Board of Directors approved the conversion of SAR's with respect to an additional 491,500 shares of common stock into stock options with comparable vesting, share amounts and exercise prices.

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted in fiscal years after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following assumptions:


                                                                   Options
                                                              --------------
                                                              1997      1996
-----------------------------------------------------------------------------
Expected life (years)                                          5.4       4.7
Expected stock price volatility                                 35%       35%
Risk-free interest rate                                        6.5%      6.2%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

(Thousands except per share amounts)                     1997           1996
------------------------------------------------------------------------------
Net income (loss)--as reported                           $24,075      $(94,164)
Net income (loss)--pro forma                             $22,792      $(94,640)
Primary net income (loss) per share--as reported         $  0.91      $  (3.78)
Primary net income (loss) per share--pro forma           $  0.88      $  (3.82)
Fully diluted net income (loss) per share--as reported   $  0.88          *
Fully diluted net income (loss) per share--pro forma     $  0.85          *
------------------------------------------------------------------------------
------------------------------------------------------------------------------
*Per share amounts are omitted as such amounts are anti-dilutive in relation to primary per share amounts.

Because SFAS 123 is applicable only to awards granted subsequent to fiscal years beginning after December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999. A total of 1,498,000 options were granted during fiscal year 1996 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $12.91 and $3.98 respectively. A total of 1,045,810 options were granted during fiscal year 1997 with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $9.75 and $4.29 respectively.

9. EMPLOYEE BENEFIT PLANS

Pension Plans

The Company has a defined benefit retirement plan which covers substantially all of its non-union employees and those union employees whose collective bargaining agreements specifically provide for coverage (the "Plan"). The Plan provides benefits for non-union employees based upon career average pay as defined in the Plan and for union employees as provided in the bargaining agreements.

The net pension cost for the years ended June 30, 1997, 1996 and 1995 is as follows:

                                                  1997       1996      1995
------------------------------------------------------------------------------
Service cost--benefits earned during the period $  4,500   $  5,504   $  6,935
Interest cost on projected benefit obligation      9,920      9,592      9,219
Investment return on plan assets                 (29,139)   (13,306)   (11,846)
Net amortization and deferral                     17,483      3,135      2,517
------------------------------------------------------------------------------
Net periodic pension cost                          2,764      4,925      6,825
------------------------------------------------------------------------------
Curtailment (gain) or loss                           106       (682)       272
------------------------------------------------------------------------------
Net pension cost                                $  2,870   $  4,243   $  7,097
------------------------------------------------------------------------------
------------------------------------------------------------------------------

The funded status of the Company's defined benefit plans at June 30, 1997 and 1996 is as follows:
                                                               1997      1996
------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                $131,452  $120,533
  Non-vested benefits                                         6,835     5,863
  Projected benefit obligation                              140,065   127,864
  Market value of plan assets                               160,329   129,409
  Plan assets greater (less) than projected benefit
  obligation                                                 20,264     1,545
  Unrecognized net loss                                      (9,426)    5,118
  Unrecognized prior service income relating to
  merged plans                                                 (469)     (705)
  Unrecognized net asset                                     (1,612)   (1,935)
  Accrued (prepaid) pension cost                             (8,757)   (4,023)
------------------------------------------------------------------------------

The projected benefit obligation was determined using an assumed discount rate of 8.0% for the year ended June 30, 1997 and June 30, 1996 and a 6% increase in the rate of compensation in both years. The average expected long-term rate of return on plan assets is 8.5% for both years.

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

In addition to the defined benefit retirement plans, most of the Company's non-union employees participate in a defined contribution savings plan which provides for employee contributions up to specified percentages of compensation as defined in the plan. The Company's contribution is equal to 50% of the first 1% and 20% of the next 5% of the employee's contribution. Annual Company sponsored contributions are subject to a limitation of six hundred dollars per employee. Company contributions were $1,184, $1,427, and $1,629 during the plan years ended March 1997, 1996, and 1995, respectively. Company contributions vest over a five-year period.

Postretirement Medical Benefit Plans

Effective May 1, 1996, the Company announced a substantial revision to its postretirement medical benefit plans. Under the terms of the revision all medical benefit plans affecting the accumulated postretirement benefit obligation ("APBO") were made uniform for all eligible participants. In addition, the contributions required for participation in these plans were increased as a percentage of the total value of the plan. Employees who, in general, retired prior to January 1, 1992, will be required to pay a contribution which is indexed by the rate of increase in plan costs each year, while employees retiring later will be required to pay the entire cost of coverage exceeding a fixed company contribution amount. Finally, the revised plan was designed to prevent the payment of one hundred percent of the eligible expenses incurred by a participant when the MagneTek plan "coordinates" with another plan.

The accumulated postretirement benefit obligation as of June 30, 1997 and 1996 consisted of unfunded obligations related to the following:


                                                               1997      1996
------------------------------------------------------------------------------
Retirees                                                    $17,232   $20,682
Fully eligible active plan participants                       2,365     2,429
Other active participants                                     3,009     2,810
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                22,606    25,921
  Unrecognized prior service cost                             9,972    11,101
  Unrecognized gain                                          23,089    22,276
------------------------------------------------------------------------------
Accrued postretirement benefit cost                         $55,667   $59,298
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Net periodic postretirement benefit costs (income) for the years ended June 30, 1997, 1996 and 1995 include the following components:


Years ended June 30,                                               1997        1996       1995
-----------------------------------------------------------------------------------------------
Service cost benefits earned during period                       $   162     $   304    $   405
Interest cost on accumulated postretirement benefit obligation     1,806       4,292      4,384
Amortization of prior service cost                                (1,129)       (855)        --
Amortization of (gain)/loss                                       (1,705)         --         --
-----------------------------------------------------------------------------------------------
                                                                 $  (866)     $3,741     $4,789
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


The Company's current policy is to fund the cost of the postretirement health care benefits on a "pay-as-you-go" basis as in prior years.

For measurement purposes, an 8% annual rate of increase (7% annual rate of increase for HMO plans) in the per capita cost of covered health care claims was assumed for fiscal 1997 and fiscal 1998; the rate of increase was assumed to decrease to 5.75% by fiscal 2008 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend by 1 percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $1,557 and the aggregate of service and interest cost components of the annual net periodic postretirement benefit cost by approximately $110. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0%, 8.0% and 7.75% for the years ended June 30, 1997, 1996 and 1995 respectively.

10. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 1999 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $907, $865 and $818 for the years ended June 30, 1997, 1996 and 1995 respectively.

During the years ended June 30, 1997, 1996 and 1995, the Company paid approximately $399, $952 and $948, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder. The Company believes the fees paid were equivalent to those that would be paid under an arm's-length transaction.

During fiscal year 1995, a member of the Company's Board of Directors served as a consultant to the Company on various aspects of the Company's business and strategic issues. Fees paid for said services by the Company during the period ended June 30, 1995 were $137. Aggregate fees and expenses for the same period were $158.

11. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                          1997          1996
------------------------------------------------------------------------------
Salaries, wages and related items                      $  33,449     $ 27,828
Warranty                                                  39,253       43,739
Interest                                                   1,576        4,600
Income taxes                                              (1,658)        (862)
Repositioning reserves (see Note 2)                       14,890       21,827
Other                                                     32,245       29,267
------------------------------------------------------------------------------
                                                        $119,755     $126,399
------------------------------------------------------------------------------
------------------------------------------------------------------------------

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations follows:



Year ended June 30,                                          1997       1996        1995
-------------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable                 $14,368    $ 33,023    $(21,166)
(Increase) decrease in inventories                          23,273      21,782     (39,718)
(Increase) decrease in prepaids and other current assets    (5,981)      6,335       3,758
(Increase) decrease in other operating assets               (2,461)     (4,942)       (111)
Increase (decrease) in accounts payable                     (9,316)    (13,729)      3,481
Increase (decrease) in accrued liabilities                  (3,452)        938       6,193
Increase (decrease) in deferred income taxes                 7,404          70      (6,192)
Increase (decrease) in other operating liabilities          (1,277)         17       2,779
-------------------------------------------------------------------------------------------
                                                           $22,558    $ 43,494    $(50,976)
Cash paid for interest and income taxes follows:
  Interest                                                 $28,255    $ 31,626    $ 43,388
  Income taxes                                             $ 3,463    $  4,614    $ 10,548
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------



During the year ending June 30, 1997 an additional 2,213,067 shares of common stock were issued upon the conversion of $35,410 of Convertible Notes.

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

Financial information by business segment for continuing operations follow:



                                       Motors and       Lighting         Power
For the year ended June 30, 1997        Controls        Products       Supplies        Total
------------------------------------------------------------------------------------------------
Sales                                    $548,008       $477,958       $164,574     $1,190,540
Operating income                           43,785         25,138         11,141         80,064
Identifiable assets                       293,315        222,288        138,945        654,548
Capital expenditures                       15,441          7,095         10,709         33,245
Depreciation and amortization              17,111         12,594          8,726         38,431
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

                                       Motors and       Lighting         Power
For the year ended June 30, 1996        Controls        Products       Supplies        Total
------------------------------------------------------------------------------------------------
Sales                                    $530,718       $456,804       $174,103     $1,161,625
Operating income (loss)                    36,794        (78,600)         4,285        (37,521)
Identifiable assets                       280,464        241,818        156,492        678,774
Capital expenditures                       18,523         11,737         10,255         40,515
Depreciation and amortization              16,407         15,572          8,062         40,041
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

Operating income (loss) for the year ended June 30, 1996, reflects pretax charges of $2,891, $47,131 and $483 in the Motors and Controls, Lighting
Products and Power Supplies segments respectively, related to repositioning, warranty, and other charges (see Note 2). Asset write-downs included in operating income are $1,333 in Motors and Controls, $24,702, in Lighting
Products and $3,177 in Power Supplies.

                                       Motors and       Lighting         Power
For the year ended June 30, 1995        Controls        Products       Supplies        Total
------------------------------------------------------------------------------------------------
Sales                                    $515,217       $551,500       $135,819     $1,202,536
Operating income                           39,455         29,442          6,459         75,356
Identifiable assets                       331,623        321,663        203,882        857,168
Capital expenditures                       20,839         15,176          7,880         43,895
Depreciation and amortization              14,562         17,515          6,603         38,680
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


Geographic information with respect to the Company's European Subsidiaries follows:

For the year ended June 30         1997           1996           1995
-----------------------------------------------------------------------
Sales                          $202,124       $206,701       $175,727
Operating income                 16,605          3,471          6,003
Identifiable assets             154,345        172,636        158,207
Capital expenditures             11,852         10,011          8,532
Depreciation and amortization     7,810          8,197          8,475
-----------------------------------------------------------------------
-----------------------------------------------------------------------

The Company's foreign operations outside of Europe are not material. Export sales were $61,036, $61,520 and $60,204 in 1997, 1996 and 1995, respectively.

14. QUARTERLY RESULTS (UNAUDITED)

1997 quarter ended                     Sept. 30   Dec. 31   Mar. 31   June 30
-------------------------------------------------------------------------------
Net sales                              $291,410  $293,707  $301,391  $304,032
Gross profit                             54,842    55,540    64,672    64,869
Provision for income taxes                2,996     3,839     6,396     5,969
Income from continuing operations
  before extraordinary item            $  4,315  $  5,756  $  9,198  $  9,482
Net income                             $  4,315  $  5,756  $  9,028  $  4,976
Per common share:
  Primary:
    Income from continuing operations
      before extraordinary item        $    .17  $    .22  $    .34  $    .35
    Net income                         $    .17  $    .22  $    .33  $    .18
  Fully diluted:
    Income from continuing operations
      before extraordinary item        $    .17  $    .22  $    .32  $    .32
    Net income                         $    .17  $    .22  $    .31  $    .18
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

In the third and fourth quarters of 1997, the Company recorded extraordinary charges of $170 and $4,506 respectively, associated with the extinguishment of the majority of its 10 3/4% Subordinated Debentures. The charges (net of tax) included the unamortized portion of original issuance costs and premium in excess of face value.

1996 quarter ended                     Sept. 30   Dec. 31   Mar. 31   June 30
-------------------------------------------------------------------------------
Net sales                              $272,670  $282,162  $301,628  $305,165
Gross profit                             43,091    46,612    52,512    14,406
Provision (benefit) for income taxes       (884)     (211)    1,668    18,827
Income (loss) from continuing
  operations before extraordinary item $ (3,538) $ (1,530)  $ 1,424  $(90,520)
Net income (loss)                      $ (3,538) $ (1,530)  $ 1,424  $(90,520)
Per common share:
  Primary:
    Net income (loss)                  $   (.14) $   (.06)  $   .06  $  (3.64)
  Fully diluted:
    Net income (loss)                         *         *         *         *
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

In the fourth quarter of 1996 the Company recorded charges of $79,817, primarily related to the Company's Lighting Products segment and its investment in its German subsidiary, for repositioning of operations primarily for severance costs, termination benefits and asset write-downs associated with plant closures as well as estimated warranty and other costs (see Note 2). In review of the Company's deferred tax asset in accordance with FASB No. 109, a $14,700 charge was reflected in fourth quarter results.

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders
MagneTek, Inc.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for the impairment of long lived assets and for long lived assets to be disposed of in 1996.




St. Louis, Missouri
August 18, 1997