Form 10-K, Exhibit 13
period 1998-06-28
MAGNETEK INC
filed 1998-09-28
CIK 751085

-----FINANCIALS----------------------------------------------------------------


SELECTED FINANCIAL DATA

STATEMENT OF INCOME DATA



FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA)              1998             1997            1996**         1995**         1994**
--------------------------------------------------------------------------------------------------------------

Net sales                           $1,197,189       $1,190,540      $1,161,625     $1,202,536     $1,133,126

Income (loss):
  Continuing operations                 37,876           28,751         (94,164)        21,496        (16,942)
  Discontinued operations                   --               --              --        (14,400)       (28,503)
  Extraordinary item                        --           (4,676)             --         (4,820)            --
Net income (loss)                       37,876           24,075         (94,164)         2,276        (45,445)
--------------------------------------------------------------------------------------------------------------
Per common share--basic:
  Income (loss) from continuing
   operations before extraordinary
   item                             $     1.25       $     1.12      $    (3.81)    $     0.88     $    (0.70)
  Net income (loss)                       1.25       $     0.94      $    (3.81)    $     0.09     $    (1.88)
Per common share--diluted:
  Income (loss) from continuing
   operations before extraordinary
   item                             $     1.20       $     1.04      $      *       $    0.85      $      *
  Net income (loss)                       1.20       $     0.89      $      *       $     *        $      *

--------------------------------------------------------------------------------------------------------------


** PER SHARE AMOUNTS ON A DILUTED BASIS ARE OMITTED AS SUCH AMOUNTS ARE
   ANTI-DILUTIVE IN RELATION TO BASIC PER SHARE AMOUNTS.

** LOSSES FROM CONTINUING OPERATIONS FOR THE YEARS ENDED JUNE 30, 1996 AND
   1994 INCLUDE PRETAX CHARGES AGGREGATING $79,717 AND $33,871. CHARGES IN FISCAL 1996 REFLECT COSTS ASSOCIATED WITH REPOSITIONING OPERATIONS PRIMARILY FOR SEVERANCE, TERMINATION BENEFITS, WARRANTY AND ASSET WRITE-DOWNS RELATED TO FACILITY CLOSURES AND CONSOLIDATIONS. ALSO, IN REVIEW OF THE COMPANY'S DEFERRED TAX ASSET IN ACCORDANCE WITH FASB NO.109, A $14,700 CHARGE WAS INCURRED IN FISCAL YEAR 1996. FISCAL 1994 RESTRUCTURING RESERVES RELATED TO COSTS FOR POTENTIALLY EXCESS OR OBSOLETE INVENTORY, AS WELL AS SEVERANCE AND RELOCATION COSTS RELATED TO THE COMPANY'S ELECTRONIC BALLAST PRODUCT LINE. IN ADDITION, THOSE RESERVES INCLUDED EXPENSES TO RELOCATE AND CONSOLIDATE OPERATING AND ADMINISTRATIVE LOCATIONS. LOSS FROM DISCONTINUED OPERATIONS INCLUDES AFTER TAX CHARGES OF $14,400 AND $25,041 FOR THE YEARS ENDED JUNE 30, 1995 AND 1994, RESPECTIVELY, REFLECTING ESTIMATED LOSSES ON DISPOSITION.

BALANCE SHEET DATA


AS OF JUNE 30,
(AMOUNTS IN THOUSANDS)                       1998         1997**         1996**        1995**       1994
--------------------------------------------------------------------------------------------------------------
Total assets                           $  730,738      $   654,548    $   678,774    $   857,168   $   931,358

Long-term debt,
  including current portion               245,104          243,945        322,023        448,467       523,779
Common stockholders' equity               186,721          102,223         41,558        117,278        113,082




                                                     MagneTek Report - 1998  25

-----FINANCIALS----------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONSW

GENERAL

Fiscal 1998 was a year of significant operational transition for MagneTek, Inc. Repositioning activity was most noticeable in the Company's Lighting Products segment where a major manufacturing operation was closed during the course of the year. Production of a primary component (electrical steel laminations) was outsourced to a third party, and the remaining assembly operations were transferred to lower production cost facilities, including a newly opened facility in Reynosa, Mexico. Additionally, the Company entered into an agreement with General Electric Company ("GE") wherein GE became the exclusive distributor in North America of the Company's linear electronic ballasts.Although the Company continued to sell magnetic and high intensity discharge ballasts through its traditional distribution channel, the Company did encounter certain transition issues and related costs. While not as expansive as in the Lighting Products segment, certain repositioning actions were also undertaken in the Company's other business segments. In the Motors andControls segment, investments were made at major manufacturing facilities to convert them to a Demand Flow Technology environment. Certain motor product lines were also relocated to lower production cost facilities. Repositioning activity in the Motors and Controls segment, primarily product line relocation, is expected to continue and probably accelerate in fiscal 1999. In the Power Supplies segment, the Company began to position its North American operations for future growth. The Huntsville, Alabama location was expanded and enhanced to become the North American design and development center for power electronic products. This facility also converted its production capability from primarily electronic lighting ballasts to power supplies. In Europe, capacity was increased in both Valdarno, Italy and Pomaz, Hungary. The Company continues to move the more labor-intensive elements of its production processes to lower cost facilities in both Europe and North America.

                            [BAR GRAPH]



As compared to fiscal 1997, net sales were higher in the Motors and Controls and Power Supplies segments but lower in the Lighting Products segment. Net sales in the Power Supplies segment, and to a lesser extent in the Lighting Products segment, were adversely impacted by translation rates of foreign currencies. From a consolidated profitability standpoint, and as previously anticipated, the benefits of repositioning actions in fiscal 1998 were more than offset by the related costs. Manufacturing inefficiencies and start-up expenses coupled with greater than planned price erosion in the Lighting Products segment resulted in relatively flat operating profit performance for the Company as compared to fiscal 1997. The Company believes it is well positioned to realize the benefits of fiscal 1998 repositioning activity with higher profit margins in fiscal 1999. The Company continues to invest in quality programs and upgraded information systems to further support margin increases.

                            [BAR GRAPH]





26  MagneTek Report - 1998

-------------------------------------------------------------------------------


Despite flat operating profits, the Company posted a 32 percent increase in income before extraordinary items and a 57 percent increase in net income. Diluted earnings per share were up 15 percent before extraordinary items and 35 percent on a net basis.The increase was due to lower interest expense and a lower effective income tax rate in fiscal 1998. Lower interest expense was due to the redemption of the Company's 103/4% Senior Subordinated Debentures in fiscal 1997 and the conversion to common shares of its 8% Convertible Subordinated Notes in fiscal 1997 and early fiscal 1998 (see Note 5).

On June 12, 1998 the Company purchased the assets of Omega Power Systems, a manufacturer of custom power supplies. Omega's products serve to further expand the offerings and capabilities in the Power Supplies segment. The combination of the Company's foreign power supplies base in Europe and a larger domestic presence will increase the breadth of product offerings and the ability to use combined purchasing to reduce material costs.

The Company is currently operating certain computer software and systems which are not Year 2000 compliant. In the event internal systems do not correctly recognize date information when the year changes to 2000, this could result in an adverse impact to the Company's operations. In fiscal 1997, the Company initiated a comprehensive systems review which resulted in the purchase of an Oracle "Enterprise Resource Planning" software package. While the primary purpose of the software was to improve business processes, it also enables the Company to resolve Year 2000 issues.Replacement and conversion of software to eliminate Year 2000 problems is anticipated to be complete early in calendar year 1999. Capitalized costs in fiscal 1998 to implement the Oracle system were approximately $10 million dollars with a total cost of the project estimated at $16 million dollars. Management believes that the likelihood of a material adverse impact due to problems with internal systems is remote. The Company is contacting critical suppliers to determine that the products and services they provide are Year 2000 compliant. The Company has not yet formally developed Year 2000-specific contingency plans in the event implementation of the Oracle system is delayed. In addition to normal periodic reviews, a formal assessment prior to the end of calendar year 1998 will re-evaluate implementation plans. In the event this review would indicate the Company's implementation dates are at risk, contingency plans will be established. Notwithstanding those efforts, there can be no assurance that another company's failure to ensure Year 2000 capability would not have an adverse effect on the Company.


                            [BAR GRAPH]

The Company is exposed to various types of market risks. These risks include raw material price fluctuations most notably in copper and aluminum. Additional risks exist with interest rate movements and foreign currency fluctuations in relation to the U.S. dollar. The Company attempts to lower these risks within established guidelines. Futures contracts for copper and aluminum are purchased over time periods and at volume levels which approximate expected usage. Interest rate swaps limit the Company's exposure to upward movements in interest rates which would increase the cost of variable rate debt. Foreign currency contracts mitigate exposure from the Company's foreign operations and changes in exchange rates of foreign currencies. TheCompany does not speculate on futures prices and has established limitations on the dollar magnitude and time frames for these transactions.

                                                    MagneTek Report - 1998  27

-----FINANCIALS----------------------------------------------------------------


In the fourth quarter of fiscal 1996, the Company established reserves reflecting anticipated costs associated with operational repositioning as well as estimated increases in warranty and other costs (see Note 3). In fiscal 1998, charges to these reserves were consistent with the Company's original expectations and remaining reserves appear adequate to meet the projected future charges.

The Company currently operates in three business segments:Motors and Controls, which includes fractional and integral horsepower electric motors, medium voltage generators and electronic variable speed drives; Lighting Products, including magnetic and electronic lighting ballasts; and Power Supplies, including electronic power supplies and small transformer products.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Net sales for the Company increased slightly in fiscal 1998, to $1.197 billion from $1.191 billion in fiscal 1997. The relatively flat sales followed an increase of 2.5% in fiscal 1997 versus fiscal 1996. Net sales in Motors and Controls increased 7% in fiscal 1998 due primarily to increased generator, commercial fractional and integral horsepower motor sales. Segment revenues increased 3% in fiscal 1997 due to improved generator and drive sales. Net sales in the Lighting Products segment declined 7% due to lower magnetic and electronic ballast sales. Lower magnetic unit sales, competitive pricing in both magnetic and electronic ballasts and weaker foreign demand all contributed to the decline. Net sales in Lighting Products in fiscal 1997 increased 5% due to growing compact fluorescent sales. Net sales in the Power Supplies segment increased 1% in fiscal 1998 due to increased sales of custom power supplies, offset by lower sales of certain transformer products. Foreign revenues were unfavorably impacted by approximately 9% or $20 million dollars due to weaker currencies in Europe. In fiscal 1997, Power Supplies sales declined 5% primarily due to the sale of a small transformer business. Adjusting for the sale, Power Supplies revenues in fiscal 1997 were comparable to the year earlier results.



                            [BAR GRAPH]



The Company's gross profit fell to $233.1 million in fiscal 1998 from $239.9 million in fiscal 1997. While Motors and Controls and Power Supplies improved from the year earlier period, Lighting Products results were lower.The combination of lower selling prices as well as costs associated with manufacturing moves and start-up negatively impacted results. Gross profit levels in fiscal 1997 improved over the $156.6 million in fiscal 1996. Gross profit in fiscal 1996 included charges aggregating $43.3 million reflecting costs associated with repositioning operations and estimated warranty and other costs.





                            [BAR GRAPH]






28     MagneTek Report - 1998

--------------------------------------------------------------------------------

OPERATING EXPENSES

Selling, general and administrative (SG&A) expense was $154.7 million (12.9% of net sales) in fiscal 1998 compared to $159.9 million (13.4% of net sales) in fiscal 1997. Fiscal 1998 costs included increased expenses to enhance information systems, quality programs and organizational capabilities. These increases were offset by lower employee benefit costs.

INTEREST AND OTHER EXPENSES

Interest expense was $16.6 million in fiscal 1998 compared to $27.8 million in fiscal 1997 and $31.6 million in fiscal 1996. Interest expense was lower due to the Company's repurchase of almost all of its 103/4% Senior Subordinated Debentures and conversion to common stock of its $75 million 8% Convertible Subordinated Notes in the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998. The Senior Subordinated Debentures were repurchased using the available capacity under its Bank Loan Agreement with lower interest rates (see
Note 5). Other expense in fiscal 1998 was $2.7 million compared to $4.3 million in fiscal 1997 and $5.7 million in fiscal 1996. The reduction in other expense is related to the extinguishment of debt and resulting lower amortization of deferred financing costs.


                                 [BAR GRAPH]


NET INCOME (LOSS)

In fiscal 1998, the Company recorded income of $37.9 million or $1.25 per share (basic) and $1.20 on a diluted basis. Comparable results for fiscal 1997 include net income of $28.8 million or $1.12 basic earnings per share before an extraordinary charge of $4.7 million associated with the extinguishment of the Senior Subordinated Debentures. Including the extraordinary charge, the Company reported net income in fiscal 1997 of $24.1 million or $.94 per share (basic).Results on a diluted basis for 1997 were $1.04 per share and $.89 per share respectively. In fiscal 1996, the Company recorded a net loss of $94.2 million or $3.81 per share. Fiscal 1996 results were adversely affected by charges for repositioning operations, warranty and other expense and asset write-downs. Exclusive of the repositioning charges in fiscal 1996, a pre-tax profit would have been achieved. The effective tax rate for fiscal 1996 was impacted by a variety of factors, including the inability to reflect tax benefits for losses incurred at the Company's German operation and a $38.9 million increase to the valuation reserve for deferred taxes.


                                                     MagneTek Report - 1998   29

-----FINANCIALS-----------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1998, long-term borrowings (including the current portion) were $245 million, compared to $244 million as of June 30, 1997 and $322 million as of June 30, 1996. Long-term borrowings were favorably impacted by the conversion of $39.6 million of Convertible Subordinated Notes to equity in the first quarter of FY 1998. Investment in working capital and capital equipment increased over fiscal 1997 levels as the Company completed its repositioning actions in the Lighting Products segment and added capacity in certain motor and power supply product lines. Additionally, the Company had capital expenditures of approximately $10 million related to its program to upgrade its information systems. During the last quarter of FY 1998, the Company also made investments totaling $31 million with the acquisition of Omega Power Systems and a minority equity interest in the MyTech Corporation.

In June 1997, the Company entered into a Bank Loan Agreement which provides up to $350 million of borrowings under a revolving loan facility. As of June 30, 1998, the Company had approximately $103 million in available capacity under this agreement. The Company believes its internally generated cash flows along with the Bank Loan Agreement which expires in 2002 and its access to external capital resources provides adequate financial flexibility to meet its near-term financial requirements.

Cash outflow in connection with the repositioning and other reserves established in fiscal 1996 approximated $19 million in fiscal 1998 and is not expected to exceed $10 million in fiscal 1999. In addition, the Company may be subject to certain potential environmental and legal liabilities (see Note 10).


30     MagneTek Report - 1998

--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                           1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Net sales                                                            $1,197,189     $1,190,540     $1,161,625
Cost of sales                                                           964,079        950,617      1,005,004
-------------------------------------------------------------------------------------------------------------
Gross profit                                                            233,110        239,923        156,621
Selling, general and administrative expenses                            154,679        159,859        164,930
Provision for impairment of long-lived assets                                --             --         29,212
-------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                            78,431         80,064        (37,521)
Interest expense                                                         16,559         27,825         31,591
Other expense, net                                                        2,696          4,288          5,652
-------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes
  and extraordinary item                                                 59,176         47,951        (74,764)
Provision for income taxes                                               21,300         19,200         19,400
-------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                  37,876         28,751        (94,164)
Extraordinary item--loss on early extinguishment of debt
  (net of tax benefit)                                                       --         (4,676)            --
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $    37,876    $    24,075     $  (94,164)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Per common share basic:
  Income (loss) before extraordinary item                           $      1.25    $      1.12     $    (3.81)
  Extraordinary item                                                          -           (.18)             -
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $      1.25    $      0.94     $    (3.81)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Per common share diluted:
  Income (loss) before extraordinary item                           $      1.20    $      1.04     $        *
  Extraordinary item                                                          -           (.15)             -
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $      1.20    $       .89     $        *
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

* PER SHARE AMOUNTS ON A DILUTED BASIS HAVE BEEN OMITTED AS SUCH AMOUNTS ARE ANTI-DILUTIVE IN RELATION TO BASIC PER SHARE AMOUNTS.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                    MagneTek Report - 1998    31

-----FINANCIALS-----------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS


AS OF JUNE 30,
AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                 1998            1997
-------------------------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------------------------
Current assets:
  Cash                                                                                $  5,976       $  6,138
  Accounts receivable, less allowance for doubtful accounts of $4,823 in 1998
   and $5,168 in 1997                                                                  197,284        191,011
  Inventories                                                                          196,830        181,014
  Deferred income taxes                                                                  6,791         12,888
  Prepaids and other assets                                                             10,673          7,331
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                   417,554        398,382
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                                   3,069          3,139
  Buildings and improvements                                                            56,628         56,264
  Machinery and equipment                                                              380,430        348,594
-------------------------------------------------------------------------------------------------------------
                                                                                       440,127        407,997
Less accumulated depreciation and amortization                                         243,657        231,627
-------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                      196,470        176,370
-------------------------------------------------------------------------------------------------------------
Goodwill, less accumulated amortization of $9,930 in 1998 and $8,952 in 1997            53,576         30,741
Deferred financing costs, intangible and other assets
  less accumulated amortization of $23,136 in 1998 and $22,395 in 1997                  63,138         49,055
-------------------------------------------------------------------------------------------------------------
                                                                                      $730,738       $654,548
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

1997 AMOUNTS HAVE BEEN RESTATED TO CONFORM TO THE 1998 PRESENTATION FOR PREPAID PENSION VALUES.


32   MagneTek Report - 1998

--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                 1998           1997
-------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                                                    $113,377      $  97,060
  Accrued liabilities                                                                  107,539        119,755
  Current portion of long-term debt                                                      5,527          3,109
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              226,443        219,924
-------------------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                                 239,577        240,836
Other long-term obligations                                                             66,213         71,273
Deferred income taxes                                                                   11,784         20,292

Commitments and contingencies

Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized
  31,484,000 and 28,259,000 shares issued and outstanding in 1998 and 1997                 313            282
Additional paid-in capital                                                             176,464        129,151
Retained earnings (deficit)                                                             27,737        (10,139)
Cumulative translation adjustment                                                      (17,793)       (17,071)
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                             186,721        102,223
-------------------------------------------------------------------------------------------------------------
                                                                                      $730,738       $654,548
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                                      MagneTek Report - 1998  33

-----FINANCIALS-----------------------------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK     ADDITIONAL     RETAINED      CUMULATIVE       MINIMUM
(AMOUNTS IN THOUSANDS,                   -------------------   PAID-IN       EARNINGS      TRANSLATION      PENSION
EXCEPT SHARE DATA)                       SHARES       AMOUNT   CAPITAL       (DEFICIT)     ADJUSTMENT      LIABILITY
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                 24,680,000      $247    $ 81,142       $ 59,950       $(15,127)       $(8,934)
--------------------------------------------------------------------------------------------------------------------
Exercise of stock options                  32,000        --         172             --             --             --
Restricted stock grant                         --        --       1,834             --             --             --
Pension Plan contribution                 750,000         8       6,461             --             --             --
Translation adjustment                         --        --          --             --          1,035             --
Minimum pension liability                      --        --          --             --             --          8,934
Net loss                                       --        --          --        (94,164)            --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30,1996                  25,462,000      $255    $ 89,609       $(34,214)      $(14,092)            --
--------------------------------------------------------------------------------------------------------------------
Exercise of stock options                 332,000         3       3,434             --             --             --
Restricted stock grants                   252,000         2         634             --             --             --
Debt conversion                         2,213,000        22      35,474             --             --             --
Translation adjustment                         --        --          --             --         (2,979)            --
Net income                                     --        --          --         24,075             --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                 28,259,000      $282    $129,151       $(10,139)      $(17,071)            --
--------------------------------------------------------------------------------------------------------------------
Exercise of stock options                 513,000         5       7,057             --             --             --
Restricted stock grants                    40,000        --       1,216             --             --             --
Debt conversion                         2,472,000        24      38,945             --             --             --
Share value trust                         200,000         2       3,055             --             --             --
Unearned employee compensation                 --        --      (2,960)            --             --             --
Translation adjustment                         --        --          --             --           (722)            --
Net income                                     --        --          --         37,876             --             --
--------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                 31,484,000      $313    $176,464       $ 27,737       $(17,793)            --
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


34   MagneTek Report - 1998

--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS)                                                                  1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Income (loss) from continuing operations before extraordinary item                 $ 37,876        $28,751       $(94,164)
Adjustments to reconcile income (loss) from continuing operations before extraordinary items to net cash  provided by operating activities:
     Depreciation and amortization                                                      38,405         38,431         40,041
     Restructuring charges                                                                  --             --         50,505
     Provision for impairment of long-lived assets                                          --             --         29,212
     Changes in operating assets and liabilities of continuing operations              (40,709)        22,558         43,494
----------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                       (2,304)        60,989        163,252
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               35,572         89,740         69,088
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of and investment in companies, net of cash acquired                        (31,001)            --             --
  Proceeds from sale of businesses and assets                                            1,897          2,679         92,149
  Capital expenditures                                                                 (58,861)       (33,245)       (40,515)
  Other investments                                                                      4,527         (2,382)            37
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                    (83,438)       (32,948)        51,671
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under bank and other long-term obligations                                 40,749         80,594             --
  Proceeds from issuance of common stock                                                 7,057          3,413            172
  Repayment of bank and other long-term obligations                                         --       (129,985)      (126,444)
  Increase in deferred financing costs                                                    (102)        (1,323)          (500)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                     47,704        (47,301)      (126,772)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations                                      (162)         9,491         (6,013)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations                                $     --      $  (4,224)     $   6,573
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                           (162)         5,267            560
Cash at beginning of year                                                                6,138            871            311
----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                   $  5,976      $   6,138      $     871
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                                      MagneTek Report - 1998  35

-----FINANCIALS-----------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS IN THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE EXPRESSED IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the fiscal 1997 financial statements to conform to the current year presentation.

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

RECENT ACCOUNTING PRONOUNCEMENTS

The Company intends to adopt SFASNo. 130, "Reporting Comprehensive Income," and SFASNo. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal 1999. Each will require additional disclosure but will not have a material effect on the Company's financial position or results of operations. SFAS No. 130 will first be reflected in the Company's first quarter of fiscal 1999 interim financial statements. SFASNo. 131 requires segments to be determined based upon how management measures performance and makes decisions about allocating resources. SFAS No. 131 will first be reflected in the Company's 1999 Annual Report.


36    MagneTek Report - 1998

--------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT

Expenditures for research and development are charged to expense as incurred and aggregated $22,200, $23,600 and $21,500 for the years ended June 30, 1998, 1997, and 1996, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to reduce commodity and financial market risks. These instruments are used to hedge copper material purchases, foreign currency and interest rate market exposures.The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions.The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed.

DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS

Costs incurred to obtain financing are deferred and amortized principally on a debt-outstanding method over the term of financing acquired. Amortization expense relating to deferred financing costs was $741, $2,874 and $2,351 for the years ended June 30, 1998, 1997 and 1996, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $978, $967, and $995 for the years ended June 30, 1998, 1997, and 1996, respectively. In fiscal 1997, the Company began a multi-year project to implement an "Enterprise Resource Planning" software package. Capitalized costs will be amortized over the estimated useful life of 7 years beginning when each site installation or module is complete and ready for its intended use.

INCOME TAXES

Income taxes are provided based upon the results of operations for financial reporting purposes and include deferred income taxes applicable to timing differences between financial and taxable income.

Federal income taxes are not provided currently on undistributed earnings of foreign subsidiaries since the Company presently intends to reinvest any earnings overseas indefinitely.

EARNINGS PER SHARE

The consolidated financial statements are presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and common equivalent shares outstanding including the effect of additional shares related to the Company's Convertible Notes as if conversion to common shares had occurred at the beginning of the fiscal year. Earnings have also been adjusted for interest expense on the Convertible Notes.


                                                     MagneTek Report - 1998   37

-----FINANCIALS-----------------------------------------------------------------

FISCAL YEAR

The Company uses a fifty-two, fifty-three week fiscal year which ends on Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal years 1998, 1997 and 1996 contained 52 weeks.

2. ACQUISITIONS

On June 12, 1998, the Company purchased the assets of Omega Power Systems (Omega) for cash of approximately $29 million. Omega is a manufacturer of custom power supplies. The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. The purchase price exceeded the fair value of net assets acquired by approximately $23 million, which is being amortized on a straight-line basis over 40 years. Operating results of Omega are included in the Company's consolidated results since the acquisition date, such results were immaterial in fiscal 1998.

3. REPOSITIONING COSTS

In fiscal 1996, as a result of significant declines in sales and profit margins in both electronic and magnetic ballasts, the Company initiated a review and analysis of actions to reduce costs and improve future flexibility and profitability, focused to a large extent in its lighting products business. Subsequent to review and approval by the Company's Board of Directors, certain reserves were established and charges recorded in the year ended June 30, 1996. These charges were associated with a variety of repositioning actions and included severance, termination benefits and asset write-downs related to facility closures. Reserves were also established for estimated increases in warranty (primarily related to the electronic ballast product line) and other costs. Charges recorded in connection with these reserves and asset write-downs related primarily to the Lighting Products segment and aggregated $79,717 of which $43,337 was included in cost of goods sold and $7,168 in selling, general and administrative expense. Asset write-downs of $29,212 were included separately within the caption "Provision for impairment of long-lived assets" and were determined in accordance with FASB No. 121. Of the $50,505 included in cost of goods sold and SG&A expense, approximately $28,700 related to warranty, $17,900 to severance and termination benefits and $3,900 in other costs. In fiscal 1998, cash outflows associated with these charges aggregated $18,800 with $3,800 related to warranty, $12,000 in severance and termination benefits and $3,000 in plant and other repositioning charges. In fiscal 1997, total cash outflows were $11,000 which included $4,900 related to warranty, $3,700 in severance and termination benefits and $2,400 in plant and other repositioning charges. The Company estimates that cash requirements will not exceed $10,000 in fiscal 1999. At this time the Company believes that the reserves established in 1996 are adequate to cover the remaining liabilities. Remaining reserves are included in warranty reserves (see Note 14).

4. INVENTORIES

Inventories at June 30, consists of the following:

                                                                                        1998           1997
-------------------------------------------------------------------------------------------------------------
Raw materials and stock parts                                                        $  64,714      $  55,584
Work-in-process                                                                         38,620         40,343
Finished goods                                                                          93,496         85,087
-------------------------------------------------------------------------------------------------------------
                                                                                      $196,830       $181,014
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


38    MagneTek Report - 1998

--------------------------------------------------------------------------------


5. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:

                                                                                        1998           1997
-------------------------------------------------------------------------------------------------------------
Revolving bank loans                                                                  $231,890       $184,026
10.75 percent Senior Subordinated Debentures, interest payable
  semi-annually, due November 15, 1998                                                   3,035          3,035
8 percent Convertible Subordinated Notes, interest payable semi-annually, convertible into 2,474,375 shares of common stock in fiscal 1997,
  due September 2001                                                                        --         39,590
Miscellaneous installment notes, capital leases and other obligations at rates
  ranging from 5.75 percent to 9.25 percent, due through 2003                           10,179         17,294
-------------------------------------------------------------------------------------------------------------
                                                                                      $245,104        243,945
Less current portion                                                                     5,527          3,109
-------------------------------------------------------------------------------------------------------------
                                                                                      $239,577       $240,836
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

BANK BORROWING ARRANGEMENTS

On June 20, 1997, the Company entered into an amended agreement with a group of banks (Bank Loan Agreement) that have committed to lend up to $350,000 under a revolving loan facility through June, 2002. Borrowings under the credit facility bear interest at the bank's prime lending rate or, at the Company's option, the London Interbank Offered Rate plus five-eights percent. These rates may be reduced or increased based upon the level of certain debt-to-cash flow ratios. At June 30, 1998, borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 6.4%. The Company is required to pay a commitment fee of .20% percent on unused commitments.

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

SENIOR SUBORDINATED DEBENTURES

On June 27, 1997, the Company completed a tender for its 103/4 percent Senior Subordinated Debentures ("Debentures") leaving $3,035 of the Debentures outstanding. The Debentures are not redeemable by the Company prior to maturity in November, 1998 and are subordinated to borrowings under the Bank Loan Agreement.

As a result of the tender offer, the indenture governing the remaining Debentures was modified to eliminate substantially all restrictive covenants.


                                                     MagneTek Report - 1998   39

-----FINANCIALS-----------------------------------------------------------------


CONVERTIBLE SUBORDINATED NOTES

On June 23, 1997, holders of the Convertible Notes converted $35,410 of the Convertible Notes to 2,213,067 shares of common stock as a result of a partial call of the Convertible Notes by the Company. On September 22, 1997, the Company redeemed the remaining $39,590 of the Convertible Notes with holders converting their Notes into 2,471,898 shares of common stock.

Aggregate principal maturities on long-term debt outstanding at June 30, 1998 are as follows:

          YEAR ENDED JUNE 30
          ---------------------------------------------------
          1999                                       $  5,527
          2000                                          3,401
          2001                                          2,175
          2002                                        233,116
          2003                                            150
          Thereafter                                      735
          ---------------------------------------------------

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

                                                                         1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Income (loss) before extraordinary item                                 $37,876        $28,751       $(94,164)
  Extraordinary item (net of taxes)                                          --         (4,676)            --
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $37,876        $24,075       $(94,164)
  Weighted average shares for basic earnings per share                   30,417         25,692         24,698
Basic earnings per share                                               $   1.25        $  0.94       $  (3.81)
-------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
  Income (loss) before extraordinary item                               $37,876        $28,751       $(94,164)
  Interest savings on convertible debt after-tax                            466          3,452          3,540
  Extraordinary item (net of taxes)                                          --         (4,676)            --
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $38,342        $27,527       $(90,624)
Weighted average shares for basic earnings per share                     30,417         25,692         24,698
  Effect of dilutive employee stock options                               1,017            740            868
  Effect of convertible debt to equity                                      571          4,651          4,688
-------------------------------------------------------------------------------------------------------------
  Weighted average shares for diluted earnings per share                 32,005         31,083         30,254
Diluted earnings per share                                             $   1.20      $    0.89              *
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

*PER SHARE AMOUNTS ON A DILUTED BASIS HAVE BEEN OMITTED AS SUCH AMOUNTS ARE ANTI-DILUTIVE IN RELATION TO BASIC PER SHARE AMOUNTS.


40    MagneTek Report - 1998

--------------------------------------------------------------------------------


7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under short term revolving credit agreements approximate their fair values.

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper and aluminum prices. Gains and losses are recorded in cost of sales as the related materials are purchased. The Company also uses certain foreign exchange contracts to minimize its risk of loss from fluctuations in exchange rates. The majority of these contracts relate to hedging peso fluctuations as the Company has significant Mexican manufacturing operations. Gains and losses from these transactions are recorded in cost of sales as the contracts are liquidated. In combination with the amended Bank Loan Agreement (see Note 5), the Company has entered into certain interest rate swaps in connection with the management of its exposure to fluctuation in interest rates. Gains or losses from the interest rate swaps are amortized over the period of the original contract. The Company does not use derivative financial instruments for speculative or trading purposes.

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

                                                           1998            1997
--------------------------------------------------------------------------------
Interest rate swaps                                      $100,000        $75,000
Currency forward contracts                                 59,257         33,985
Copper forward contracts                                   29,674         20,372
Aluminum forward contracts                                  5,469          1,349
--------------------------------------------------------------------------------

Weighted average pay and receive rates, average maturities and range of maturities on swaps as of June 30, 1998 were as follows:

                                                                      Weighted
                                        Weighted       Weighted        average        Range of
                                        average        average         maturity       maturity
                                        pay rate     receive rate     (in years)     (in years)
------------------------------------------------------------------------------------------------
Swaps hedging debt                        6.4%           5.7%            5.9          4.0 - 9.5

As of June 30, 1998 the Company had approximately 36 million pounds of copper under futures contracts with an average cost per pound of $0.82. Copper under contract represents 77% of the Company's fiscal 1999 estimated requirements and no contract extends beyond the end of fiscal year 1999. As of the end of fiscal 1998, the Company had approximately 8 million pounds of aluminum under contract at an average cost per pound of $0.67. Aluminum under contract represents 80% of the Company's fiscal 1999 requirements and no contracts extend beyond the end of fiscal 1999. The Company has purchased forward contracts equal to 91% of its peso requirements for fiscal 1999 at an average rate of 9.5 pesos to the dollar. No contracts extend beyond the end of fiscal 1999. Unrealized losses as of June 30, 1998 on copper, aluminum and pesos were not material to the Company.


                                                     MagneTek Report - 1998   41

-----FINANCIALS-----------------------------------------------------------------


9. INCOME TAXES

Income tax expense (benefit) is allocated in the financial statements as follows:

YEAR ENDED JUNE 30                                                                       1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item                            $21,300        $19,200        $19,400
Extraordinary item                                                                          --         (3,250)            --
----------------------------------------------------------------------------------------------------------------------------
Income tax expense attributable to continuing operations                               $21,300        $15,950        $19,400
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                  $21,300        $15,950        $19,400
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

The expense for income taxes applicable to continuing operations is as follows:

YEAR ENDED JUNE 30                                                                        1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                             $  9,030       $  1,279       $    899
  State                                                                                  2,009          1,184          1,172
  Foreign                                                                               12,672          6,083          3,444
Deferred:
  Federal                                                                               (2,936)         4,786         10,358
  State and Foreign                                                                        525          2,618          3,527
----------------------------------------------------------------------------------------------------------------------------
                                                                                       $21,300        $15,950        $19,400
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary items is as follows:

                                                                    1998                    1997                    1996
                                                          ---------------------------------------------------------------------
YEAR ENDED JUNE 30                                          AMOUNT          %       AMOUNT          %       AMOUNT          %
-------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) computed at the statutory rate         $ 20,714        35.0    $ 16,783        35.0    $(26,167)      (35.0)
State income taxes, net of federal benefit                    2,245         3.8       1,338         2.7       1,990         2.7
Foreign tax rates in excess of federal statutory rate         6,652        11.2       4,434         9.3       4,283         5.7
Increase (decrease) in valuation allowance for
  deferred tax assets                                       (10,030)      (16.9)    (11,904)      (24.8)     38,908        52.0
Provision for additional taxes                                  757         1.3       7,933        16.5           -           -
Other--net                                                      962         1.6         616         1.3         386         0.5
-------------------------------------------------------------------------------------------------------------------------------
                                                           $ 21,300        36.0    $ 19,200        40.0     $19,400        25.9
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes of the Company's foreign subsidiaries was approximately $11,428, $9,703 and $50 for the years ended June 30, 1998, 1997 and 1996.


42    MagneTek Report - 1998

--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1998 and 1997 follows:

YEAR ENDED JUNE 30                                         1998            1997
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization (including differences
    in the basis of acquired assets)                    $ 24,064        $30,530
  Inventory methods and other                                 --             --
-------------------------------------------------------------------------------
Total deferred tax liabilities                            24,064         30,530
-------------------------------------------------------------------------------
Deferred tax assets:
  Postretirement medical benefit obligation               20,006         21,654
  Warranty reserves                                       13,302         11,601
  Inventory and other reserves (including restructuring)   2,737         16,875
-------------------------------------------------------------------------------
Total gross deferred tax assets                           36,045         50,130
-------------------------------------------------------------------------------
Less valuation allowance                                 (16,974)       (27,004)
-------------------------------------------------------------------------------
Net deferred tax liability                              $  4,993       $  7,404
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company has established the above valuation allowance for deferred tax assets based upon a review and determination that the company is not assured of fully realizing the deferred tax assets.

10. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1998 total $53,359 and are payable in future fiscal years as follows: $12,533 in 1999; $11,303 in 2000; $7,919 in 2001; $6,762 in 2002; $4,502 in 2003 and $10,340 thereafter.

Rent expense for the years ended June 30, 1998, 1997 and 1996, was $15,930, $14,988 and $15,766 respectively.

LITIGATION--PRODUCT LIABILITY

The Company is a party to a number of product liability lawsuits, many of which involve fires allegedly caused by defective ballasts. All of these cases are being defended by the Company, and management believes that its insurers will bear all liability, except for applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material effect on the Company.


                                                     MagneTek Report - 1998   43

-----FINANCIALS-----------------------------------------------------------------

LITIGATION--PATENT

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinios alleging the Company is infringing on seven of his patents pertaining to electronic ballast technology. The plaintiff seeks an unspecified amount of damages and an injunction to preclude the Company from making, using or selling those products allegedly infringing his patents. The Company denies that it has infringed, or is infringing, any of the plaintiff's patents, and has asserted several affirmative defenses. The Company also filed a counterclaim seeking judicial declaration that it is not infringing (and has not infringed) the patents asserted by the plaintiff, and that such asserted patents are invalid. The Company intends to defend this matter vigorously. Due to the early state of the litigation, it is difficult to predict the outcome of the foregoing legal proceeding. However, management of the Company does not believe that the financial impact of such litigation will be material.

LITIGATION--ASBESTOS

In December 1996, the Company and certain of its subsidiaries were named as defendants in a suit filed by Cooper Industries, Inc. ("Cooper") in the U.S. District Court for the Southern District of Texas, alleging breach of the 1986 agreement by which the Company acquired certain businesses from Cooper. At issue in the litigation is the question of which party has responsibility in connection with pending lawsuits (the "asbestos lawsuits") involving numerous plaintiffs who allege injurious exposure to asbestos contained in products manufactured by current or former subsidiaries and divisions of Cooper. Cooper claims that the Company is obligated to defend and indemnify Cooper in connection with the asbestos lawsuits. The Company has denied that it is obligated under the agreement to defend and indemnify Cooper in connection with the asbestos lawsuits, and has filed a counterclaim asserting that Cooper is obligated under the agreement to defend and indemnify the Company in connection with the asbestos lawsuits and that certain insurance coverage available to Cooper should be applied to the asbestos lawsuits. The Company and Cooper have engaged in settlement discussions. In July 1998, the Court granted partial summary judgement in favor of the Company, ruling that the Company has no obligation to indemnify Cooper in connection with the asbestos lawsuits. Management of the Company does not believe that the financial impact of the foregoing legal proceeding will be material.

ENVIRONMENTAL MATTERS--GENERAL

The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. The Company's remediation activities for fiscal 1998 did not entail material expenditures, and its remediation activities for fiscal 1999 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

ENVIRONMENTAL MATTERS--MCMINNVILLE, TENNESSEE

Prior to its purchase by the Company in 1986, Century Electric, Inc. ("Century Electric") acquired a business from Gould Inc. ("Gould") in May 1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in portions of the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric has kept the Tennessee


44    MagneTek Report - 1998

-----FINANCIALS-----------------------------------------------------------------

Department of Environment and Conservation, Division of Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Inactive Hazardous Substance Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of contaminants as above described. In 1995, Gould completed an interim remedial measure of excavating and disposing onsite soil containing PCBs. Gould also conducted preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined. The Company believes that the costs for further onsite and offsite cleanup (including ancillary costs) are covered by the 1983 Indemnity. While the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company.

ENVIRONMENTAL MATTERS--OFFSITE LOCATIONS

The Company has been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several offsite locations. Due, in part, to the existence of indemnification from the former owners of certain acquired businesses for cleanup costs at certain of these sites, the Company's estimated share in liability (if any) at the offsite facilities is not expected to be material. It is possible that the Company will be named as a potentially responsible party in the future with respect to other sites.

ENVIRONMENTAL MATTERS--INDEMNIFICATION OBLIGATIONS FROM RESTRUCTURING

In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 1998, and its indemnification obligations for fiscal 1999 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of any future asserted claims subject to indemnification.

LETTERS OF CREDIT

The Company has approximately $15,427 of outstanding letters of credit as of June 30, 1998.

11. STOCK OPTION AGREEMENTS

The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 6,337,399. As of June 30, 1998 and 1997 shares available for grant were approximately 1,014,814 and 972,802 respectively. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments.


                                                     MagneTek Report - 1998   45

-----FINANCIALS-----------------------------------------------------------------

A summary of certain information with respect to options under the Plans follows:

YEAR ENDED JUNE 30                                       1998           1997           1996
----------------------------------------------------------------------------------------------
Options outstanding, beginning of year                 3,650,485      3,155,820      1,939,585
Options granted                                        1,605,424      1,045,810      1,498,000
Options exercised                                       (512,534)      (334,770)       (32,170)
Weighted average exercise price                      $      9.95     $    10.85   $       5.35
----------------------------------------------------------------------------------------------
Options cancelled                                       (396,754)      (216,375)      (249,595)
----------------------------------------------------------------------------------------------
Options outstanding, end of year                       4,346,621      3,650,485      3,155,820
Weighted average price                               $     14.08     $    11.78   $      12.16
----------------------------------------------------------------------------------------------
Exercisable options                                    1,964,593      1,541,135      1,463,045
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options as of June 30, 1998.

                                               EXERCISABLE                          OUTSTANDING
                                       -----------------------------------------------------------------------
                                                         WEIGHTED                     WEIGHTED      WEIGHTED
                                                         AVERAGE                      AVERAGE       AVERAGE
                                                         EXERCISE                     EXERCISE     REMAINING
                                         OPTIONS          PRICE       OPTIONS          PRICE      CONTRACTUAL
RANGE OF EXERCISE PRICE PER SHARE      EXERCISABLE      PER SHARE    OUTSTANDING     PER SHARE    LIFE (YEARS)
--------------------------------------------------------------------------------------------------------------
Under $10.00                              465,198          $8.83        959,612      $8.666.47        6.47
$10.00-$12.50                             211,710          10.25        353,860      10.864.63        4.68
$12.51-$15.00                             626,725          13.79      1,074,725      13.536.39        6.39
Over $15.00                               660,960          16.97      1,958,424      17.627.79        7.79
--------------------------------------------------------------------------------------------------------------
Total                                   1,964,593         $13.30      4,346,621     $14.086.90        6.90
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The Company has also granted options in prior years under certain non-qualified stock option agreements, terms of which are similar to the Plans. No such options were granted, exercised or cancelled during the four years ended June 30, 1998. As of June 30, 1998, options for 46,375 shares with a weighted average price per share of $7.55 were outstanding, all of which were exercisable.

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


46    MagneTek Report - 1998

--------------------------------------------------------------------------------

opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following assumptions:

                                                                  OPTIONS
                                                            -------------------
                                                            1998           1997
-------------------------------------------------------------------------------
Expected life (years)                                        5.1            5.4
Expected stock price volatility                              37%            35%
Risk-free interest rate                                     6.0%           6.5%
-------------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

(THOUSANDS EXCEPT PER SHARE AMOUNTS)                        1998           1997
-------------------------------------------------------------------------------
Net income--as reported                                  $37,876        $24,075
Net income--pro forma                                    $34,597        $22,792
Basic net income per share--as reported                  $  1.25        $  0.94
Basic net income per share--pro forma                    $  1.17        $  0.91
Diluted net income per share--as reported                $  1.20        $  0.89
Diluted net income per share--pro forma                  $  1.12        $  0.86
-------------------------------------------------------------------------------

Because SFAS 123 is applicable only to awards granted subsequent to fiscal years beginning after December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999. A total of 1,498,000 options were granted during fiscal year 1996 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $12.91 and $3.98 respectively. A total of 1,045,810 options were granted during fiscal year 1997 with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $9.75 and $4.29 respectively. In fiscal year 1998 a total of 1,605,424 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $17.56 and $7.49 respectively.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1998 SARs with respect to 54,000 shares, with a weighted average exercise price of $14.92 were outstanding under these plans. In July of 1995, the Board of Directors approved the conversion of SARs with respect to 265,000 shares of common stock into stock options with comparable vesting, share amounts and exercise prices. In April of 1997, the Board of Directors approved the conversion of SARs with respect to an additional 491,500 shares of common stock into stock options with comparable vesting, share amounts and exercise prices.

12. EMPLOYEE BENEFIT PLANS

The Company has elected early disclosure as permitted under Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". Benefit obligations, at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 1998 and 1997 are as follows:


                                                     MagneTek Report - 1998   47

-----FINANCIALS-----------------------------------------------------------------

                                                           PENSION BENEFITS               OTHER BENEFITS
-------------------------------------------------------------------------------------------------------------
                                                          1998           1997           1998           1997
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                 $140,065       $127,864       $ 22,606       $ 25,921
Service cost                                               4,542          4,500            143            162
Interest cost                                             11,179          9,920          1,682          1,806
Plan participants' contributions                             114            104            489            182
Amendments                                                   386             10             --             --
Actuarial (gain)/loss                                     27,757          3,616          1,230         (2,518)
Curtailment (gain)/loss                                     (552)           (22)            69             --
Benefits paid                                             (7,715)        (5,927)        (2,471)        (2,947)
-------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                       $175,776       $140,065       $ 23,748       $ 22,606

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year          $160,329       $129,409            N/A            N/A
Actual return on plan assets                              21,876         29,139            N/A            N/A
Employer contributions                                    15,000          7,604            N/A            N/A
Plan participants' contributions                             114            104            N/A            N/A
Benefits paid                                             (7,715)        (5,927)           N/A            N/A
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                $189,604       $160,329            N/A            N/A

Funded status                                           $ 13,828       $ 20,264        (23,748)      $(22,606)
Unrecognized transition amount                            (1,290)        (1,612)             -              -
Unrecognized net actuarial (gain)/loss                    12,383         (9,426)       (20,071)       (23,089)
Unrecognized prior service cost                             (277)          (469)        (7,611)        (9,972)
-------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                          $ 24,644       $  8,757       $(51,430)      $(55,667)

WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30
Discount rate                                              7.00%          8.00%          7.00%          8.00%
Expected return on plan assets                             9.50%          8.50%            N/A            N/A
Rate of compensation increase                              6.00%          6.00%            N/A            N/A

For measurement purposes, an 8.00% (7.00% for HMOPlans) annual rate of increase in the per capita cost of covered health benefits was assumed for fiscal 1998 to fiscal year 1999. The rate was assumed to decrease to 6.75% for fiscal year 1999, to 5.75% by fiscal year 2009 and remain at 5.75% per year thereafter.

Pension plan assets include $11,813 in company stock.


48    MagneTek Report - 1998

--------------------------------------------------------------------------------

Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 1998, 1997 and 1996 are as follows:

                                                     PENSION BENEFITS                            OTHER BENEFITS
----------------------------------------------------------------------------------------------------------------------------
                                            1998           1997           1996           1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC BENEFIT COST (INCOME)
Service cost                               $4,542         $4,500         $5,504           $143           $162           $304
Interest cost                              11,179          9,920          9,592          1,682          1,806          4,292
Expected return on plan assets            (15,927)       (11,007)        (9,649)            --             --             --
Amortization of transition amount            (322)          (322)          (365)            --             --             --
Amortization of prior service cost           (335)          (332)          (333)        (1,024)        (1,129)          (855)
Recognized net actuarial (gain)/loss           --              5            176         (1,719)        (1,705)            --
----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                   $(863)        $2,764         $4,925          $(918)         $(866)        $3,741
Curtailment/settlement (gain)/loss            (24)           106           (682)        (1,337)            --         (2,639)
----------------------------------------------------------------------------------------------------------------------------
Net benefit cost                            $(887)        $2,870         $4,243        $(2,255)         $(866)        $1,102

MagneTek recognized curtailment/settlement gain or loss in each of the fiscal years resulting from the following:

1998 Fiscal Year: The closing of the Mendenhall and Huntington facilities.

1997 Fiscal Year: The sale of Jefferson Electric and the closing of the Blytheville facility.

1996 Fiscal Year: The sale of MagneTek Electric, National Electric Coil and Ohio Transformers Corporation.

The health care plans are contributory, with participants' contributions adjusted annually. The life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for Fiscal Year 1998:

                                                         1-PERCENTAGE POINT   1-PERCENTAGE POINT
                                                               INCREASE             DECREASE
------------------------------------------------------------------------------------------------
Effect of total service and interest cost components
  -based on 8.0% discount rate                                  $  116              $  (102)
Effect on postretirement benefit obligation
  -based on 7.0% discount rate                                  $1,707              $(1,493)

In addition to the defined benefit retirement plans and health care plans, the Company contributes to a defined contribution savings plan. Company contributions were $1,083, $1,184 and $1,427 during the plan years ending March 1998, 1997 and 1996, respectively. The Company contributions were affected by the closing of the Mendenhall and Huntington facilities for the plan year ending March 1998, the sale of National Electric Coil, Ohio Transformers Corporation and Jefferson Electric and the closing of the Blytheville facility for the plan year endingMarch 1997 and the sale of MagneTek Electric for the plan year ending March 1996.

                                                     MagneTek Report - 1998   49

-----FINANCIALS-----------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 1999 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $772, $907 and $865 for the years ended June 30, 1998, 1997 and 1996 respectively.

During the years ended June 30, 1998, 1997 and 1996, the Company paid approximately $270, $399 and $952, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder. The Company believes the fees paid were equivalent to those that would be paid under an arm's-length transaction.

14. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                          1998           1997
-------------------------------------------------------------------------------
Salaries, wages and related items                      $  31,028      $  33,449
Warranty                                                  34,641         39,253
Interest                                                   1,850          1,576
Income taxes                                              10,753         (1,658)
Repositioning reserves (see Note 3)                           --         14,890
Other                                                     29,267         32,245
-------------------------------------------------------------------------------
                                                        $107,539       $119,755
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

15. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations follows:

YEAR ENDED JUNE 30,                                                        1998           1997           1996
-------------------------------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable                              $(4,207)      $ 14,368      $  33,023
(Increase) decrease in inventories                                      (12,314)        23,273         21,782
(Increase) decrease in prepaids and other current assets                 (3,243)         2,776         19,050
(Increase) decrease in other operating assets                           (17,432)       (11,218)        (4,942)
Increase (decrease) in accounts payable                                  14,804         (9,316)       (13,729)
Increase (decrease) in accrued liabilities                              (10,665)        (3,452)           938
Increase (decrease) in deferred income taxes                             (2,411)         7,404        (12,645)
Increase (decrease) in other operating liabilities                       (5,241)        (1,277)            17
-------------------------------------------------------------------------------------------------------------
                                                                       $(40,709)      $ 22,558      $  43,494
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
CASH PAID FOR INTEREST AND INCOME TAXES FOLLOWS:
  Interest                                                             $ 15,938        $28,255      $  31,626
  Income taxes                                                         $  8,134       $  3,463     $    4,614
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

1996 AND 1997 AMOUNTS HAVE BEEN RESTATED TO CONFORM TO 1998 PRESENTATION FOR PREPAID PENSION VALUES AND NET DEFERRED TAX LIABILITIES.

During the year ending June 30, 1997, 2,213,067 shares of common stock were issued upon the conversion of $35,410 of Convertible Notes. On September 22, 1997, the Company redeemed the remaining $39,590 of Convertible Notes with holders converting their Notes into 2,471,898 shares of common stock.


50    MagneTek Report - 1998

--------------------------------------------------------------------------------

16. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

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

Financial information by business segment for continuing operations follow:

                                        MOTORS AND      LIGHTING        POWER
FOR THE YEAR ENDED JUNE 30, 1998         CONTROLS       PRODUCTS       SUPPLIES        TOTAL
----------------------------------------------------------------------------------------------
Sales                                    $585,399       $445,930       $165,860     $1,197,189
Operating income                           48,381         18,441         11,609         78,431
Identifiable assets                       321,914        215,142        193,682        730,738
Capital expenditures                       25,915         14,479         18,467         58,861
Depreciation and amortization              17,898         11,524          8,983         38,405
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                                        MOTORS AND      LIGHTING        POWER
FOR THE YEAR ENDED JUNE 30, 1977         CONTROLS       PRODUCTS       SUPPLIES        TOTAL
----------------------------------------------------------------------------------------------
Sales                                    $548,008       $477,958       $164,574     $1,190,540
Operating income                           43,785         25,138         11,141         80,064
Identifiable assets                       293,315        222,288        138,945        654,548
Capital expenditures                       15,441          7,095         10,709         33,245
Depreciation and amortization              17,111         12,594          8,726         38,431
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                                        MOTORS AND      LIGHTING        POWER
FOR THE YEAR ENDED JUNE 30, 1976         CONTROLS       PRODUCTS       SUPPLIES        TOTAL
----------------------------------------------------------------------------------------------
Sales                                    $530,718       $456,804       $174,103     $1,161,625
Operating income (loss)                    36,794        (78,600)         4,285        (37,521)
Identifiable assets                       280,464        241,818        156,492        678,774
Capital expenditures                       18,523         11,737         10,255         40,515
Depreciation and amortization              16,407         15,572          8,062         40,041
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


                                                    MagneTek Report - 1998    51

-----FINANCIALS-----------------------------------------------------------------

Operating income (loss) for the year ended June 30, 1996, reflects pretax charges of $2,891, $47,131 and $483 in the Motors and Controls, Lighting Products and Power Supplies segments respectively, related to repositioning, warranty, and other charges (see Note 3). Asset write-downs included in operating income are $1,333 in Motors and Controls, $24,702, in Lighting Products and $3,177 in Power Supplies.

Geographic information with respect to the Company's foreign subsidiaries follows:

FOR THE YEAR ENDED JUNE 30                 1998           1997           1996
-------------------------------------------------------------------------------
Sales                                    $211,891       $202,124       $206,701
Operating income                           16,726         16,605          3,471
Identifiable assets                       180,823        154,345        172,636
Capital expenditures                       18,123         11,852         10,011
Depreciation and amortization               8,952          7,810          8,197
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company's foreign operations outside of Europe are not material. Export sales were $69,960, $61,036 and $61,520 in 1998, 1997 and 1996 , respectively.

17. QUARTERLY RESULTS (UNAUDITED)

1998 QUARTER ENDED                                                     SEPT. 30        DEC. 31        MAR. 31        JUNE 30
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $286,487       $298,507       $303,215       $308,980
Gross profit                                                             57,455         58,266         57,875         59,514
Provision for income taxes                                                4,207          5,054          5,705          6,334
Net income                                                             $  7,479       $  8,985       $ 10,141       $ 11,271
Per common share:
  Basic:
   Net income                                                          $    .26       $    .29       $    .33       $    .36
  Diluted:
   Net income                                                          $    .25       $    .28       $    .32       $    .35
----------------------------------------------------------------------------------------------------------------------------

1997 QUARTER ENDED                                                     SEPT. 30        DEC. 31        MAR. 31        JUNE 30
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                              $291,410       $293,707       $301,391       $304,032
Gross profit                                                             54,842         55,540         64,672         64,869
Provision (benefit) for income taxes                                      2,996          3,839          6,396          5,969
Income (loss) from continuing operations before extraordinary item     $  4,315       $  5,756       $  9,198       $  9,482
Net income (loss)                                                      $  4,315       $  5,756       $  9,028       $  4,976
Per common share:
  Basic:
   Income before extraordinary item                                    $    .17       $    .22       $    .36       $    .36
   Net income                                                          $    .17       $    .22       $    .35       $    .19
  Diluted:
  Income before extraordinary item                                     $    .17       $    .22       $    .32       $    .33
   Net income                                                          $    .17       $    .22       $    .32       $    .19
----------------------------------------------------------------------------------------------------------------------------

In the third and fourth quarters of 1997, the Company recorded extraordinary charges of $170 and $4,506 respectively, associated with the extinguishment of the majority of its 103/4% Subordinated Debentures. The charges (net of tax) included the unamortized portion of original issuance costs and premium in excess of face value.


52    MagneTek Report - 1998

--------------------------------------------------------------------------------

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders
MagneTek, Inc.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                              /s/ Ernst & Young LLP


St. Louis, Missouri
August 18, 1998



SHAREHOLDER INFORMATION



10-K REPORT


MagneTek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, is available upon request without charge. To receive a copy, direct your request to:

INVESTOR RELATIONS DEPARTMENT

MagneTek, Inc.
26 Century Blvd.
Suite 600
Nashville TN, 37214
Telephone:     1-888-NYSEMAG
          1-615-316-5289

ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' meeting of MagneTek, Inc. will be held at the Company's headquarters office, 26 Century Boulevard, Nashville, Tennessee, on Tuesday, October 20, 1998.

STOCKHOLDERS' INFORMATION

The following table sets forth the high and low sales prices of the Company's Common Stock on the New York Stock Exchange during each quarter of fiscal 1998.

QUARTER ENDING                HIGH                LOW
Sept. 30,1997                 23                  15 7/8
Dec. 31,1997                  24 5/16             17 7/8
March 31,1998                 20 1/2              16 1/16
June 30,1998                  20 11/16            14 5/16

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "MAG." As of the date of this Annual Report there were approximately 400 direct accounts holding Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is The Bank of New York. Telephone inquiries: 1-800-524-4458




MagneTek Report - 1998  53