Form 10-K405, Exhibit 13
period 1999-06-27
MAGNETEK INC
filed 1999-09-27
CIK 751085

                           1999 MAGNETEK ANNUAL REPORT

DEAR FELLOW STOCKHOLDER:

    This annual report represents the new philosophy of MagneTek. We are spending our money where it counts most, on initiatives for satisfying present customers and attracting new ones.

    We ended fiscal 1998 with revenues still over $1 billion but falling sales and profits. After our recent dispositions of Generators and Motors, we will enter the new millennium with annualized revenues of over $700 million, a much stronger balance sheet and excellent prospects for reversing MagneTek's negative sales and profit trends.

FOCUSING ON ELECTRONIC PRODUCTS

    Though revenues and profits declined sharply in fiscal 1999, the catalyst for strategic change was the sale of our generator business. For three decades, MagneTek (and its predecessor, Century Electric) built generators for Caterpillar Inc., consistently receiving praise for outstanding quality. The generators were custom built for CAT diesel gensets, which accounted for almost all of our $100-million generator sales volume. In recent years, Caterpillar entered into global agreements with Emerson Electric Company and purchased a manufacturer of large generators, which suggested that MagneTek's participation with it's largest customer would diminish over time. We therefore sold the generator business to Emerson in April of 1999 for $115 million.

    Recognizing that we would emerge from the sale of generators as a different company, we retained outside consultants (Goldman Sachs) to help us determine what alternatives were available that we should pursue which would give us the best chance of enhancing shareholder value. These ranged from recapitalization to selling the entire company to examining the value of each entity on a break-up basis. As we went through the process, it became clear that although the motor business was a big part of MagneTek, it's profitability would be affected by the generator sale, and we were a niche player in an industry that was consolidating. Though lacking the financial resources to be a consolidator, we had a business of significant value to others. Selling that business would result in our becoming, predominantly, an electronic products company participating in a "growth industry." Moreover, proceeds from the divestiture of motors, along with those realized from the generator sale, would enable us to eliminate our debt. Shortly after fiscal year-end, we sold the motor business to
A. O. Smith Corporation for $253 million, repaid all borrowings under our domestic bank lines and had significant cash balances on hand.

    As part of the strategy we had developed, we are using the surplus cash from the divestitures to buy back MagneTek shares as we think our stock is undervalued given the strength of our balance sheet and the multiples afforded electronics companies in general. To date, we have purchased almost three million shares of a Board authorization to buy back up to 10 million shares (one-third) of MagneTek's outstanding stock.

    In summary, our strategy review has been completed and our new strategy should be clear: focus on leadership in electronic products for profitability and future growth, both internally and from appropriate acquisitions, and concentrate on cash flow from operations. That said, let me address MagneTek's 1999 results and the revenue and profit issues that we faced during the year.

FISCAL 1999 RESULTS

    Motors and generators together comprised 41% of total revenue in fiscal 1998. They have been reported as discontinued operations in fiscal 1999 and prior years. Compliance with accounting rules requires that all $25 million of corporate overhead incurred during the 1999 fiscal year be included in the results of continuing operations. (We have already cut corporate overhead by 40% to a new annual run rate of approximately $14 million.) Also, the 1999 operating results include charges of $34.4 million taken in the fourth quarter for downsizing, inventory adjustments, severance costs and other asset write-downs.

                            1999 MAGNETEK ANNUAL REPORT

    Revenue from continuing operations in fiscal 1999 was $662.5 million, down from $709.4 million in 1998. Including the fourth quarter charges referenced above, we had an operating loss of $22.9 million in fiscal 1999, equal to $0.74 per basic and diluted share. Adding back profits from discontinued operations -- primarily a $51.0 million gain on the sale of generators in April -- we had positive net income of $38.5 million, equal to $1.25 per basic and $1.24 per diluted share. This compares with $37.9 million in fiscal 1998, equal to $1.25 per basic and $1.20 per diluted share.

    Before fourth quarter charges and one-time gains, income from continuing operations was $0.5 million, or $.02 per common share, in fiscal 1999. The fact that we have cut overhead almost in half will, of course, benefit the bottom line in the future; and no one who knows MagneTek thinks that the last fiscal years' results are truly indicative of its potential.

LIGHTING POWER PRODUCTS

    Revenues of our Lighting Power Group went from $478.0 million in fiscal 1997 to $445.9 million in fiscal 1998 to $409.9 million in fiscal 1999. This occurred during a period in which lighting products markets were flat to up 2 to 3%.

    We, however, suffered from problems related to:

    (a) moving almost all North American manufacturing facilities from the U.S. to Mexico;

    (b) moving R&D facilities from Indiana to Alabama;

    (c) entering a new marketing alliance which, during initial execution, cost us more business than it produced;

    (d) implementing a new Enterprise Resource Planning system that initially disrupted customer service.

All of these problems are now behind us, and we have achieved our aims:

    (a) we believe we are the industry's low cost producer, and have cut our demand-based cycle time from 13 days to 8.5 days on the way to our goal of 7 days;

    (b) we have, in Huntsville, Alabama access to a wealth of electronics talent, which is now delivering a stream of higher margin new products;

    (c) the marketing alliance with GE is starting to pay off as we had hoped;

    (d) customer service is now our "disruption-free zone."

    We have also developed a solid operating team under group president Brian Dundon, a 14-year MagneTek veteran who previously ran the profitable Motors and Generators Group.

POWER ELECTRONIC PRODUCTS

    Revenues of $164.6 million in fiscal 1997, $165.9 million in fiscal 1998 and $168.2 million in fiscal 1999 have been essentially flat. We, during this period, shifted our market strategy away from the low margin personal computer market to higher margin data and telecom markets, temporarily sacrificing sales volume in the transition.

    Additionally, due to the domino effect of financial troubles in the Far East, the Information Technology industry (data processing, data-com and telecom) experienced a slowdown that closely paralleled our 1999 fiscal year. Our Power Electronics Group began getting delivery deferrals from customers in July of 1998. We recorded only a small revenue increase in fiscal 1999, despite a full year's contribution from Omega Power Systems, Chatsworth, California, an $18-million power supplies manufacturer that we acquired in June of 1998. In the Spring of 1999, we consolidated our Huntsville, Alabama power supplies operations into Chatsworth, which resulted in some manufacturing inefficiencies and missed sales opportunities.

    Bookings began to improve in both Europe and the U.S. in the fourth quarter of fiscal 1999, with telecom accounting for 40% of the new orders, up from 25% a year ago. We believe that our Power Electronics Group has exciting potential, not only because of long-term trends in the Information Technology industry, but also because we believe we are gaining a foothold in the U.S. power supplies market. Under group president Antonio Canova, the architect of our electronic power supplies business, MagneTek is a market leader in Europe, and our objective is to capture a growing share of the even larger domestic market. We will also actively seek product-line acquisitions in this segment to accelerate our rate of market penetration.

                           1999 MAGNETEK ANNUAL REPORT

DRIVES AND SYSTEMS

    Revenues were $94.5 million in fiscal 1997, $97.6 million in fiscal 1998 and $84.4 million in fiscal 1999.

    We feel that FY `99 was an aberration as problems emerged in several important markets. Construction slowdowns in Asia and elsewhere cooled demand for elevators, while depressed metals prices all but froze orders for new mining equipment -- two key markets for MagneTek drives. Further, delayed introduction of a new product line needed for building air conditioning, our largest drives market, put us at a temporary competitive disadvantage.

    We are optimistic about the new year as demand for elevator and mining drives is slowly recovering and we introduced a new drive line for air conditioning in June. Shortly after fiscal year end, we acquired EMS/ESI. It will contribute to earnings immediately and add more than $40 million to our top line, making MagneTek the number two supplier of A/C (alternating current) drives in the U.S., as well as the nation's leading provider of motion controls for cranes and hoists. Further, exiting the motor business frees us to form technical and marketing alliances with motor builders who do not have their own drive lines, and we are doing so.

    In June, Dean Hoffmann joined MagneTek as president of the Drives and Systems Group. He has 17 years of experience in the drives business, most recently as Vice President, Global Operations for Asea Brown Bovari. Under Dean we will focus more on A/C drives, which are displacing D/C (direct current) drives and fluid power controls in factory automation, elevators and even certain multi-axis positioning applications.

POSITIVE SIGNS

    There is no question that our mid-1999 strategy review created uncertainty among MagneTek's customers and employees, and that contributed to the reduction in our overall sales volume and productivity. While the negative impact of the strategy review process is incalculable, some positive effects of its outcome have already begun to show. In spite of operating losses, we reversed a trend and generated $15 million in free cash from operations in the final quarter of fiscal 1999. Today, we are practically debt-free, and stockholders' equity is approximately $235 million, up from $188 million a little over a year ago. And, our continuing operations appear to be on track to return to pre-1999 sales levels on reduced SG&A.

    MagneTek is a very personal as well as professional matter for me. I took the Company private as an LBO in 1984 and public as an IPO in 1989. As we enter the new century, I am committed to taking MagneTek to the next level as a leading electronic products company. We have an organization of committed associates who believe in that vision, and we are counting on your support to help us achieve it. Watch us perform.


                                    /s/ Andrew G. Galef
                                    --------------------------------------
                                    Andrew G. Galef
                                    Chairman of the Board,
                                    President and Chief Executive Officer

                           1999 MAGNETEK ANNUAL REPORT

                             SELECTED FINANCIAL DATA

STATEMENT OF INCOME DATA

For the years ended June 30,
(Amounts in thousands,
except per share data)                      1999(*)           1998             1997           1996(**)         1995(**)
------------------------------------------------------------------------------------------------------------------------
Net sales                                 $662,486          $709,374         $737,038        $ 718,588         $768,208
Income (loss):
  Continuing operations                    (22,877)           16,239           14,562         (104,870)          10,262
  Discontinued operations                   61,350            21,637           14,189           10,706           (3,166)
  Extraordinary item                            --                --           (4,676)              --           (4,820)
  Net income (loss)                         38,473            37,876           24,075          (94,164)           2,276
Per common share--basic:
  Income (loss) from continuing
     operations before extraordinary
     item                                 $  (0.74)         $   0.54         $   0.57        $   (4.25)        $   0.42
  Net income (loss)                       $   1.25          $   1.25         $   0.94        $   (3.81)        $   0.09
Per common share--diluted:
  Income (loss) from continuing
     operations before extraordinary
     item                                 $  (0.74)         $   0.52         $   0.57        $   (4.25)        $   0.42
  Net income (loss)                       $   1.24          $   1.20         $   0.89        $   (3.81)        $   0.09
========================================================================================================================

    (*) Net income for the year ended June 30, 1999 includes a $50,988 after-tax gain on the sale of the Company's Generator business included in discontinued operations. Continuing operations results in fiscal 1999 include charges aggregating $34,400 relating to downsizing, inventory adjustments, severance costs and other asset-writedowns.

   (**) Losses from continuing operations for the years ended June 30, 1996 include pretax charges aggregating $79,717. Charges in fiscal 1996 reflect costs associated with repositioning operations primarily for severance, termination benefits, warranty and asset write-downs related to facility closures and consolidations. Also, in review of the Company's deferred tax asset in accordance with FASB No.109, a $14,700 charge was incurred in fiscal year 1996. Loss from discontinued operations includes after tax charges of $14,400 for the year ended June 30, 1995 reflecting estimated losses on disposition.

BALANCE SHEET DATA

As of June 30,
(Amounts in thousands)              1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------
Total assets                      $645,574       $667,922       $599,892       $627,306       $801,027
Long-term debt,
  including current portion        183,234        244,904        243,908        322,023        448,467
Common stockholders' equity        203,931        188,392        101,495         41,289        116,888
======================================================================================================

                           1999 MAGNETEK ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During fiscal 1999, after a period of declining revenues and pressure on operating profits, we undertook a review of strategic alternatives for improving MagneTek's value. Based on this review, which was conducted by both internal and outside analysts, we concluded that the Company's electronic product lines offer the best opportunity for growth, profitability and value enhancement. Moreover, our Motor and Generator businesses were being impacted by industry consolidation, exposing the Company to unknown costs to remain competitive. Therefore, we elected to divest these businesses and use the proceeds to reduce debt, repurchase Company stock and strengthen our electronic product lines.

The Generator business was sold to Emerson Electric Co. in April 1999 for $115 million. In August, just after fiscal year end, the Motor business was sold to
A. O. Smith Corporation for $253 million. These businesses are reported as discontinued operations in the accompanying Consolidated Financial Statements. We have used proceeds from the divestitures to repay all borrowings under the Company's domestic bank lines of credit, to continue the stock repurchase program previously authorized by our Board, and to acquire substantially all of the assets of EMS group (see Note 2 of Notes to Consolidated Financial Statements). This acquisition significantly increases MagneTek's share of the North American A/C (alternating current) electronic drives market.

MagneTek now operates in three business segments: LIGHTING POWER PRODUCTS(LP), POWER ELECTRONIC PRODUCTS(PE), and DRIVES & SYSTEMS (DS). LP makes power devices called "ballasts" that energize and operate fluorescent and other types of lamps, as well as certain ballast components. PE produces electronic converters, rectifiers and battery chargers, generally known as "power supplies," primarily for data processing and communications equipment, as well as component transformers. Previously part of the Motors & Controls segment, DS supplies electronic "drives" for regulating motor speed, as well as related hardware and software.

YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer programs or any hardware that has date-sensitive software or imbedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. Such an occurrence could result in operating systems that either fail or miscalculate information. Should such failures occur, normal business processes could be disrupted.

The Company's plan to resolve the Year 2000 Issue includes specific phases of software/hardware review, testing and final implementation. In fiscal 1997, the Company initiated a comprehensive systems review that resulted in the purchase of an Oracle "Enterprise Resource Planning" software package. While the primary purpose of the software is to improve business processes, it also enabled the Company to address Year 2000 issues. In addition to the implementation of Oracle, some of the Company's software and hardware is being modified or replaced so that its computer systems will function properly with respect to the dates in the year 2000 and thereafter. To date, the Company has completed all review and testing phases and has completed 95% of the final implementation phase. Management believes this process will substantially address its Year 2000 issues and anticipates a completion date no later than the end of October 1999. Local area networks, voice and data lines and computer hardware have had final reviews. Certain administrative software (e.g. accounts receivable) at specific locations still remains to be fully implemented but these locations are not felt to pose a material risk of not having implementation completed in the requisite time frames.

                            1999 MAGNETEK ANNUAL REPORT

We have also enlisted a third party review of systems to evaluate our degree of preparation and readiness in this area. We have also contacted and will continue to contact critical suppliers to determine that their products and services are Year 2000 compliant. The Company has contacted its significant suppliers, none of which share information systems with the Company. The Company will continue to solicit Year 2000 compliance responses from suppliers in an effort to reduce risk. To date, the Company is not aware of any third party with a Year 2000 issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company cannot ensure that all external agents will be Year 2000 ready. The inability of third parties to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable. Management estimates that the total cost of the project attributable to continuing operations at $8.5 million with funding occurring from the operating cash flows of the Company. Approximately $7 million has been spent through fiscal 1999.

Management of the Company believes it has a program in place to resolve the Year 2000 Issue in a timely manner. While the Company has not completed all phases of its Year 2000 program, the remaining elements for completion are primarily restricted to the stages of implementation as opposed to review and testing of software and hardware. In the event schedules for final implementation would appear at risk with the current resources, the Company has reviewed contingency plans which include incremental support from third party agents. The Company believes that while not without risk, these actions would support completion of the program in the required time frames. Based upon work completed to date, management believes that the likelihood of a material adverse impact due to problems with systems is remote. Notwithstanding its efforts, the Company feels that disruptions in the general economy or from third parties upon which it relies for means of production or administrative services, resulting from Year 2000 issues, could adversely affect the Company in a material manner.

The Company is exposed to various types of market risks. These risks include raw material price changes most notably in copper and aluminum. Additional risks exist with interest rate movements and foreign currency fluctuations in relation to the U.S. dollar. Management attempts to lower these risks by hedging exposures within established guidelines. Futures contracts for copper and aluminum are purchased over time periods and at volume levels, which approximate expected usage. Interest rate swaps limit the Company's exposure to upward movements in interest rates that would increase the cost of variable rate debt. Foreign currency contracts mitigate exposure from our foreign operations and changes in exchange rates of foreign currencies. We do not speculate on futures prices and have established limitations on the dollar magnitude and time frames for these transactions.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Net sales for the Company declined to $662.5 million in fiscal 1999 from $709.4 million in fiscal 1998 and $737.0 million in fiscal 1997. Net sales of Lighting Power Products decreased 8% in fiscal 1999 compared to fiscal 1998. The majority of the reduction occurred in domestic markets and was a function of lower unit volumes and competitive pricing for electronic and magnetic lighting ballasts. LP's sales declined 7% in fiscal 1998 versus fiscal 1997 with the reductions concentrated in magnetic and electronic ballasts and reduced foreign demand.

                           1999 MAGNETEK ANNUAL REPORT

Net sales of Power Electronic Products increased 1% in fiscal 1999 from fiscal 1998 and was equal to the 1% increase in fiscal 1998 versus fiscal 1997. Revenue increases in fiscal 1999 of Power Electronic Products were augmented by the contribution of Omega Power Products, which was acquired in June of 1998 but offset by the transition to higher margin telecommunication markets and exiting of less profitable high volume niches. PE's revenue in fiscal 1998 improved from fiscal 1997 due to stronger sales of custom power supplies offset by weaker transformer product sales. Foreign currencies eroded PE revenues by $20 million when comparing fiscal 1998 to 1997.

Drives and Systems revenue declined 13% in fiscal 1999 compared to 1998. Standard drives accounted for the majority of the decrease, with lesser declines occurring in custom drives and systems products. Elevator and mining markets slowed in fiscal 1999 from the previous year. DS's revenue increased 3% in fiscal 1998 versus fiscal 1997 due to improved systems and standard drives sales versus the year earlier period.

The Company's gross profit fell to $108.8 million in fiscal 1999 from $144.4 million in fiscal 1998. Gross profit levels fell due primarily to the lower sales volumes in Lighting Power Products and Drives and Systems. Power Electronic Products were negatively impacted by transition costs associated with domestic manufacturing consolidations into a single site in Chatsworth, California. The first six months of fiscal 1999 also included manufacturing transition expenses in Lighting Power Products. The move to lower cost ballast facilities in Mexico and closure of domestic plants is now complete. In the fourth quarter of fiscal 1999, the Company recorded charges of approximately $15 million, primarily for surplus inventory. Increased reserves resulted from lower sales volumes in Lighting Power Products, and shorter product life cycles, most notably in Power Electronic Products. Gross profit levels fell to $144.4 million in fiscal 1998 from $154.6 million in fiscal 1997. This decline was caused by LP's revenue shortfall from the previous year.

OPERATING EXPENSES

Selling, general and administrative expense (including research and development expenditures) was $136.0 million (20.5% of net sales) in fiscal 1999 compared to $114.7 million (16.2% of net sales) in fiscal 1998. Fiscal 1999 results included approximately $17 million of fourth quarter charges related primarily to severance expense, costs associated with vacating facilities, provisions for accounts receivable and write-offs associated with software assets. The balance of the increase was attributable to the full year inclusion of the Omega Power Products acquisition and higher expenses associated with selling and marketing costs. Fiscal 1998 costs of $114.7 million declined from fiscal 1997 levels of $123.2 million (16.7% of net sales), due primarily to lower employee related costs.

INTEREST AND OTHER EXPENSES

Interest expense was $1.9 million in fiscal 1999 compared to $2.2 million in fiscal 1998 and $3.5 million in fiscal 1997. Interest expense for the Company is recorded in conformance with accounting principles which require the allocation of interest expense between continuing and discontinued operations based upon the amount of debt that can be attributed to discontinued operations. Other expense was $4.6 million in fiscal 1999 compared to $2.2 million in fiscal 1998 and $3.6 million in fiscal 1997. The increase in other expense in fiscal 1999 from fiscal 1998 reflects the write-off of goodwill related to the Company's magnetic ballast operation in Italy. Other expense in fiscal 1998 declined from fiscal 1997 due to reduction of debt and resulting lower amortization of deferred financing costs.

                           1999 MAGNETEK ANNUAL REPORT

NET INCOME (LOSS)

In fiscal 1999, the Company recorded net income of $38.5 million or $1.25 per share (basic) and $1.24 on a diluted basis, reflecting a loss from continuing operations of $22.9 million and income from discontinued operations of $10.4 million, as well as a gain of $51 million (net of taxes) from the sale of the Generator business in April of 1999. Comparable net income for fiscal 1998 was $37.9 million, of which $16.2 million was from continuing operations and $21.6 million from discontinued operations. Earnings per share in fiscal 1998 were $1.25 per share (basic) and $1.20 on a diluted basis. Fiscal 1997 net income of $24.1 million included net income from continuing operations of $14.6 million, discontinued operations of $14.2 million and an extraordinary charge of $4.7 million associated with the early retirement of the Company's Senior Subordinated Debentures. Earnings per share in fiscal 1997 were $.94 basic and $.89 diluted, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1999, long-term borrowings (including the current portion) were $183 million, compared to $245 million as of June 30, 1998 and $244 million as of June 30, 1997. The decrease in long-term borrowings in fiscal 1999 resulted primarily from proceeds received from the sale of the Generator business, which totaled $115 million. Primary uses of cash during fiscal 1999 included investments in net working capital, capital equipment and open market purchases of approximately 1.6 million shares of the Company's common stock for $17 million. The Company's Board of Directors has authorized the purchase of up to 10 million shares of the Company's stock.

At June 30, 1999, the Company had an agreement with a group of banks to lend up to $350 million under a revolving loan facility through June, 2002. As of June 30, 1999, the Company had approximately $170 million in available capacity under this agreement. Effective July 30, 1999, the Company amended its Bank Loan Agreement, reducing the lending commitment from $350 million to $200 million. This reflected lower expected borrowing requirements as a result of the $253 million sale of the Company's Motor business in August, 1999. Concurrent with the sale of the business, the Company repaid all outstanding borrowings under its Bank Loan Agreement.

We believe that internally generated cash flows, along with the Company's Bank Loan Agreement and access to external capital resources, will be sufficient to fund our near-term commitments and plans.

Cash outflow in connection with repositioning reserves established in fiscal 1996 approximated $4 million in fiscal 1999 and is not expected to exceed $10 million in fiscal 2000. In addition, however, the Company may be subject to certain potential environmental and legal liabilities (see Note 11).

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks in the areas of commodity prices, foreign exchange and interest rates. To mitigate the effect of such risks, the Company selectively utilizes specific financial instruments. Hedging transactions are entered into under Company policies and procedures and monitored monthly. Company policy clearly prohibits the use of such financial instruments for trading or speculative purposes. A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

                            1999 MAGNETEK ANNUAL REPORT

COMMODITY PRICES

The Company uses a significant amount of copper wire in the production of its products. The price of copper is subject to fluctuations based upon general economic conditions, labor issues at the producing mines, the capacity of smelting operations and the availability of scrap copper. Due to the relatively large content of copper cost in the Company's product, the Company enters into forward copper futures positions to act as a hedge against its material purchases. The fair value of the Company's position in copper is calculated by valuing its net futures position at quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The potential loss in fair value of the Company's copper futures position from a hypothetical 10% decrease in copper prices was $1.6 million at June 30, 1999 and $3.0 million at June 30, 1998.

INTEREST RATES

The fair value of the Company's debt was $179 million and $240 million at June 30, 1999 and June 30, 1998, respectively. The fair value of the Company's debt is equal to borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Effective in August of 1999, the Company repaid all domestic revolving debt on outstanding borrowings with proceeds received from the sale of its Motor business. Prospectively, the Company does not consider there to be a material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For the variable rate debt outstanding at June 30, 1999 and 1998, a hypothetical 10% adverse change in interest rates would have had an unfavorable impact of $1.0 million and $1.5 million, respectively, on the Company's pre-tax earnings and cash flows.

FOREIGN CURRENCY EXCHANGE RATES

The Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures in Europe and operating cost exposures related to manufacturing facilities in Mexico. The Company had foreign currency contracts outstanding of approximately $39 million at June 30, 1999 and $59 million at June 30, 1998. Assuming a hypothetical 10% adverse change in foreign exchange rates, the potential loss in value of the Company's forward contracts would have been $3.9 million at June 30, 1999 and $5.9 million at June 30, 1998.

FORWARD-LOOKING INFORMATION

The foregoing risk management discussion and amounts projected, generated from adverse changes that could occur are forward-looking statements of market risks assuming that certain adverse market conditions do occur. Actual results in the future are beyond the control of the Company and may differ materially from those estimated. The analytical methods used to assess and mitigate risks in areas discussed should not be considered projections of future events or losses.

                           1999 MAGNETEK ANNUAL REPORT

                        CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30,
(Amounts in thousands, except per share data)                               1999            1998           1997
-----------------------------------------------------------------------------------------------------------------
Net sales                                                                 $ 662,486       $709,374      $ 737,038
Cost of sales                                                               553,687        564,982        582,455
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                                108,799        144,392        154,583
Research, sales, general and administrative                                 135,982        114,664        123,166
-----------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                               (27,183)        29,728         31,417
Interest expense                                                              1,853          2,208          3,451
Other expense, net                                                            4,641          2,181          3,604
-----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  provision (benefit) for income taxes and extraordinary item               (33,677)        25,339         24,362
Provision (benefit) for income taxes                                        (10,800)         9,100          9,800
-----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary item          (22,877)        16,239         14,562
Discontinued operations -
  Income from operations (net of taxes)                                      10,362         21,637         14,189
  Gain on disposal (net of taxes)                                            50,988             --             --
Extraordinary item--loss on early extinguishment of debt
  (net of taxes)                                                                 --             --         (4,676)
-----------------------------------------------------------------------------------------------------------------
Net income                                                                $  38,473       $ 37,876      $  24,075
=================================================================================================================
Per common share basic:
  Income (loss) from continuing operations before extraordinary item      $   (0.74)      $   0.54      $    0.57
  Income from discontinued operations                                          1.99           0.71           0.55
  Extraordinary item                                                             --             --          (0.18)
-----------------------------------------------------------------------------------------------------------------
Net income                                                                $    1.25       $   1.25      $    0.94
=================================================================================================================
Per common share diluted:
  Income (loss) from continuing operations before extraordinary item      $   (0.74)      $   0.52      $    0.57
  Income from discontinued operations                                          1.98           0.68           0.47
  Extraordinary item                                                             --             --          (0.15)
-----------------------------------------------------------------------------------------------------------------
Net income                                                                $    1.24       $   1.20      $    0.89
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           1999 MAGNETEK ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS


As of June 30,
(Amounts in thousands, except share and per share data)                                 1999        1998
--------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------
Current assets:
  Cash                                                                             $  6,880      $  5,976
  Accounts receivable, less allowance for doubtful accounts of $4,306 in 1999
     and $2,427 in 1998                                                             111,105       126,988
  Inventories                                                                       116,316       132,058
  Deferred income taxes                                                              30,401         6,791
  Prepaids and other assets                                                           5,003         4,248
--------------------------------------------------------------------------------------------------------
Total current assets                                                                269,705       276,061
--------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                                2,021         2,087
  Buildings and improvements                                                         30,932        29,350
  Machinery and equipment                                                           205,601       191,173
--------------------------------------------------------------------------------------------------------
                                                                                    238,554       222,610
Less accumulated depreciation and amortization                                      133,489       119,970
--------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                   105,065       102,640
--------------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                               173,779       185,054
Goodwill, less accumulated amortization of $7,967 in 1999 and $4,895 in 1998         37,548        39,754
Deferred financing costs, intangible and other assets
  less accumulated amortization of $23,844 in 1999 and $23,136 in 1998               59,477        64,413
--------------------------------------------------------------------------------------------------------
                                                                                   $645,574      $667,922
=========================================================================================================

                           1999 MAGNETEK ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS

As of June 30,
(Amounts in thousands, except share and per share data)                              1999          1998
---------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
---------------------------------------------------------------------------------------------------------
  Accounts payable                                                                 $ 73,266      $ 74,646
  Accrued liabilities                                                                87,742        90,168
  Current portion of long-term debt                                                   4,141         5,327
---------------------------------------------------------------------------------------------------------
Total current liabilities                                                           165,149       170,141
---------------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                              179,093       239,577
Other long-term obligations                                                          54,262        58,028
Deferred income taxes                                                                43,139        11,784

Commitments and contingencies

Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized
  29,986,000 and 31,484,000 shares issued and outstanding in 1999 and 1998              300           315
Additional paid-in capital                                                          160,574       176,462
Retained earnings                                                                    66,210        27,737
Accumulated other comprehensive loss                                                (23,153)      (16,122)
---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          203,931       188,392
---------------------------------------------------------------------------------------------------------
                                                                                   $645,574      $667,922
=========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           1999 MAGNETEK ANNUAL REPORT

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                   ACCUMULATED
                                      COMMON STOCK       ADDITIONAL   RETAINED       OTHER
                                  --------------------     PAID-IN    EARNINGS    COMPREHENSIVE
                                    SHARES      AMOUNT     CAPITAL    (DEFICIT)      INCOME        TOTAL
                                  ----------    ------   ----------   --------    -------------   ---------
BALANCE, JUNE 30, 1996            25,462,000    $  255   $   89,609   $(34,214) $   (14,361)      $  41,289
--------------------------------------------------------------------------------- -------------------------
Exercise of stock options            332,000         3        3,434         --           --           3,437
Restricted stock grants              252,000         2          634         --           --             636
Debt conversion                    2,213,000        22       35,474         --           --          35,496
Net income                                --        --           --     24,075           --          24,075
Translation adjustments                   --        --           --         --       (3,438)         (3,438)
Comprehensive income - 1997               --        --           --         --           --          20,637
-----------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997            28,259,000    $  282   $  129,151   $(10,139)   $ (17,799)      $ 101,495
-----------------------------------------------------------------------------------------------------------
Exercise of stock options            513,000         5        7,057         --           --           7,062
Restricted stock grants               40,000         1        1,215         --           --           1,216
Debt conversion                    2,472,000        25       38,944         --           --          38,969
Share value trust                    200,000         2        3,055         --           --           3,057
Unearned employee compensation            --        --       (2,960)        --           --          (2,960)
Net income                                --        --           --     37,876           --          37,876
Translation adjustments                   --        --           --         --        1,677           1,677
Comprehensive income - 1998               --        --           --         --           --          39,553
-----------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998            31,484,000    $  315   $  176,462   $ 27,737    $ (16,122)      $ 188,392
-----------------------------------------------------------------------------------------------------------
Exercise of stock options            108,000         1        1,137         --           --           1,138
Share value trust                         --        --       (1,006)        --           --          (1,006)
Unearned employee compensation            --        --          911         --           --             911
Share repurchase/retirement       (1,606,000)      (16)     (16,930)        --           --         (16,946)
Net income                                --        --           --     38,473           --          38,473
Translation adjustment                    --        --           --         --       (7,031)         (7,031)
Comprehensive income - 1999               --        --           --         --           --          31,442
-----------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999            29,986,000    $  300   $  160,574   $ 66,210    $ (23,153)      $ 203,931
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           1999 MAGNETEK ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,
(Amounts in thousands)                                                                1999           1998            1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Income (loss) from continuing operations before extraordinary item            $ (22,877)      $ 16,239       $  14,562
Adjustments to reconcile income (loss) from continuing operations before extraordinary items to net cash provided by operating activities:
       Depreciation and amortization                                                  26,000         22,987          24,119
       Changes in operating assets and liabilities of continuing operations            4,347        (33,130)         19,907
---------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                     30,347        (10,143)         44,026
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              7,470          6,096          58,588
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase and investment in companies, net of cash acquired                              --        (31,001)             --
  Proceeds from sale of Generator business and other assets                          115,571          1,336              --
  Capital expenditures                                                               (24,418)       (30,652)        (19,317)
  Other investments                                                                       23          3,792          (5,377)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                   91,176        (56,525)        (24,694)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under bank and other long-term obligations                                   --         40,586          80,594
  Proceeds from issuance of common stock                                               1,137          7,057           3,413
  Repurchase of common stock                                                         (16,930)            --              --
  Repayment of bank and other long-term obligations                                  (63,574)            --        (130,022)
  Increase in deferred financing costs                                                    --           (102)         (1,323)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  (79,367)        47,541         (47,338)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operations                                  19,279         (2,888)        (13,444)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from discontinued operations:
     Income from discontinued operations                                              10,362         21,637          14,189
Adjustments to reconcile income to net cash provided by
     discontinued operations:
       Depreciation and amortization                                                  13,465         15,418          14,312
       Changes in operating assets and liabilities of discontinued operations        (25,788)       (14,015)          4,138
       Capital expenditures                                                          (16,414)       (20,314)        (13,928)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations                             $ (18,375)      $  2,726       $  18,711
===========================================================================================================================
Net increase (decrease) in cash                                                          904           (162)          5,267
Cash at the beginning of the year                                                      5,976          6,138             871
---------------------------------------------------------------------------------------------------------------------------
Cash at the end of the year                                                        $   6,880       $  5,976       $   6,138
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           1999 MAGNETEK ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands, except share and per share data.)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MagneTek, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the fiscal 1998 and fiscal 1997 financial statements to conform to the current year presentation.

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

PROPERTY, PLANT AND EQUIPMENT

Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method (equipment normally five to ten years, buildings normally ten to forty years).

ACCOUNTING FOR STOCK OPTIONS

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related interpretations, in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards. The Company has adopted the disclosure-only option under SFAS No.123.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No.130,"Reporting Comprehensive Income," and SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information," in fiscal 1999. Each required additional disclosure but does not have a material effect on the Company's financial position or results of operations.

                           1999 MAGNETEK ANNUAL REPORT

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, and as amended, is required to be adopted in years beginning after June 15, 2000. This Statement requires all derivatives to be recorded on the balance sheet at fair value. This results in the offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings in the same period. Changes in fair value of derivatives not meeting the Statement's hedge criteria are included in income. The Company does not expect the adoption of this Statement to have a significant effect on its results of operations or financial position.

RESEARCH AND DEVELOPMENT

Expenditures for research and development are charged to expense as incurred and aggregated $16,392, $16,371 and $14,839 for the years ended June 30, 1999, 1998, and 1997, respectively. Research and development costs are classified in the accompanying Consolidated Statements of Income as operating expenses (after Gross profit) for all periods presented. Historically the Company included such costs in Cost of sales. This reclassification more closely reflects industry practice and improves comparability with similar companies.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to reduce commodity and financial market risks. These instruments are used to hedge copper material purchases, foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed.

DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS

Costs incurred to obtain financing are deferred and amortized principally on a straight line method over the term of the financing. Amortization expense relating to deferred financing costs was $708, $741 and $2,874 for the years ended June 30, 1999, 1998 and 1997, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill (including a write-down of $2,224 in fiscal 1999) was $3,072, $978, and $967 for the years ended June 30, 1999, 1998, and 1997, respectively.

INCOME TAXES

Income taxes are provided based upon the results of operations for financial reporting purposes and include deferred income taxes applicable to timing differences between financial and taxable income.

Federal income taxes are not provided currently on undistributed earnings of foreign subsidiaries since the Company presently intends to reinvest any earnings overseas indefinitely.

                           1999 MAGNETEK ANNUAL REPORT

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

FISCAL YEAR

The Company uses a fifty-two, fifty-three week fiscal year which ends on Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal years 1999, 1998 and 1997 all contained 52 weeks.

2. ACQUISITIONS

Subsequent to fiscal year-end, on July 23, 1999, the Company purchased the assets of Electric Motor Systems, Inc., Electromotive Systems, Inc., and EMS/Rosa Automation Engineering, Inc., (The EMS Group) for cash of approximately $38 million. The EMS Group manufactures and purchases for resale, adjustable speed drives. The acquisition will be accounted for under the purchase method of accounting and, accordingly, the purchase price will be allocated to the net assets acquired based on their estimated fair market values. Operating results of the EMS Group will be included in the Company's consolidated results effective as of the acquisition date.

3. DISCONTINUED OPERATIONS

In April, 1999, the Company sold its Generator business to Emerson Electric. Subsequent to fiscal year-end in August, 1999, the Company sold its Motor business to A. O. Smith. The results of those businesses have been reflected as Discontinued Operations in the accompanying consolidated financial statements.

The operating results of discontinued operations are as follows:

YEAR ENDED JUNE 30                                           1999              1998          1997
----------------------------------------------------------------------------------------------------
Net sales                                                  $460,194          $487,815       $453,502
Income before provision for income taxes                     15,162            33,837         23,589
Provision for income taxes                                    4,800            12,200          9,400
----------------------------------------------------------------------------------------------------
Income from discontinued operations                        $ 10,362          $ 21,637       $ 14,189
====================================================================================================

A portion of the Company's interest expense has been allocated to discontinued operations based upon the debt balance attributable to those operations (interest expense allocated to discontinued operations was $17.0 million in fiscal 1999, $14.4 million in fiscal 1998 and $24.4 million in fiscal 1997). Taxes have been allocated using the same overall rate incurred by the Company in each of the fiscal years presented.

                           1999 MAGNETEK ANNUAL REPORT

The accompanying financial statements have been re-stated to conform to discontinued operations treatment for all historical periods presented. During the year ended June 30, 1999, the Company completed the sale of the Generator business for $115 million of pre-tax proceeds. The Motor business was sold on August 2, 1999 for $253 million of pre-tax proceeds. Both transactions are subject to post closing adjustments. Proceeds from the sales were used to repay borrowings outstanding under the Bank Loan Agreement.

Net income for the year ended June 30, 1999 includes a $50,988 (net of taxes of $24,000) after-tax gain on the sale of the Company's Generator business included in discontinued operations. Subsequent to fiscal year end, the Company sold the Motor business and will recognize a gain on sale in the first quarter of fiscal year 2000. Continuing operations in fiscal 1999 include charges aggregating $34,400 relating to downsizing, inventory adjustments, severance costs and other asset write-downs.

4. REPOSITIONING COSTS

During the year ended June 30, 1996, the Company established certain reserves associated with a variety of repositioning actions and included severance, termination benefits and asset write-downs related to facility closures aggregating $79,717, including $28,700 for estimated future warranty claims for electronic ballasts. Net cash outlays associated with these reserves in fiscal 1999 were $3,754 and included $2,800 of recoveries from a structured settlement for defective capacitors and certain facility sales. In fiscal 1999, the Company completed all charges related to these reserves with the exception of warranty related liabilities. Due to the continued low warranty claims experienced, the Company reduced its reserve for remaining claims in the second quarter of fiscal 1999 by $5,100 and in the fourth quarter by an additional $5,500. Expiration of warranty for these products is between January, 1999 and December of 2001. The Company believes that the remaining warranty reserves are adequate to cover the outstanding liabilities. Remaining reserves are included in warranty reserves (see Note 15).

5. INVENTORIES

Inventories at June 30, consist of the following:

                                                         1999           1998
------------------------------------------------------------------------------
Raw materials and stock parts                         $  51,489       $ 50,540
Work-in-process                                          19,244         21,224
Finished goods                                           45,583         60,294
------------------------------------------------------------------------------
                                                       $116,316       $132,058
==============================================================================

6. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:


                                                                                        1999           1998
--------------------------------------------------------------------------------------------------------------
Revolving bank loans                                                                  $175,780        $231,690
10.75 percent Senior Subordinated Debentures, interest payable
  semi-annually, due November 15, 1998                                                      --           3,035
Miscellaneous installment notes, capital leases and other obligations at rates
  ranging from 4.55 percent to 8.00 percent, due through 2004                            7,454          10,179
--------------------------------------------------------------------------------------------------------------
                                                                                      $183,234        $244,904
Less current portion                                                                     4,141           5,327
--------------------------------------------------------------------------------------------------------------
                                                                                      $179,093        $239,577
==============================================================================================================

                           1999 MAGNETEK ANNUAL REPORT

BANK BORROWING ARRANGEMENTS

At June 30, 1999, the Company had an agreement with a group of banks to lend up to $350,000 under a revolving loan facility through June, 2002. Borrowings under the agreement (the "Bank Loan Agreement") bear interest at the bank's prime lending rate or, at the Company's option, the London Interbank Offered Rate plus one percent. These rates may be reduced or increased based on the level of certain debt-to-cash flow ratios. At June 30, 1999, borrowings under the Bank Loan Agreement bore interest at a weighted average of approximately 6.05%. The Company is required to pay a commitment fee of .25 percent on unused commitments.

Effective July 30, 1999, the Company amended its Bank Loan Agreement to reduce the lending commitment from $350,000 to $200,000 to reflect lower borrowing requirements as a result of proceeds received from the sale of the motor and generator operations. The Company is in the process of further amending its Bank Loan Agreement to adjust covenants to reflect the reclassification of the motor and generator businesses as discontinued operations and the impact of charges associated with the Company's downsizing program. All other terms and conditions remain substantially the same. Borrowings under the Bank Loan Agreement are secured by domestic accounts receivable and inventories and by stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow.

The Company's European subsidiaries have certain limited local borrowing arrangements to finance working capital needs. The borrowings under these arrangements are secured by accounts receivable and inventories of the respective subsidiaries. The Company has provided parent guarantees to the local banks which provide the related financing.

Senior Subordinated Debentures

On June 27, 1997 the Company completed a tender for its 10 3/4 percent Senior Subordinated Debentures ("Debentures") leaving $3,035 of the Debentures outstanding. The debentures were fully redeemed on November 15, 1998.

Aggregate principal maturities on long-term debt outstanding at June 30, 1999 are as follows:

          Year ended June 30
          ----------------------------------------------------------
          2000                                              $  4,141
          2001                                                10,467
          2002                                               166,723
          2003                                                   438
          2004                                                   342
          Thereafter                                           1,123
          ----------------------------------------------------------

Effective in August of 1999, the Company repaid all domestic outstanding borrowings with proceeds received from the sale of its Motor business.

                           1999 MAGNETEK ANNUAL REPORT

7. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

                                                                           1999        1998        1997
---------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Income (loss) from continuing operations before extraordinary item    $(22,877)    $16,239    $ 14,562
   Income from discontinued operations                                     10,362      21,637      14,189
   Gain on sale of Generator business (net of taxes)                       50,988          --          --
   Extraordinary item                                                          --          --      (4,676)
---------------------------------------------------------------------------------------------------------
Net income                                                               $ 38,473     $37,876    $ 24,075

  Weighted average shares for basic earnings per share                     30,774      30,417      25,692

Basic earnings per share:
   Income (loss) from continuing operations before extraordinary item    $  (0.74)    $  0.54    $   0.57
   Income from discontinued operations                                       0.34        0.71        0.55
   Gain on sale of Generator business (net of taxes)                         1.65          --          --
   Extraordinary item                                                          --          --       (0.18)
---------------------------------------------------------------------------------------------------------
Basic earnings per share                                                 $   1.25     $  1.25    $   0.94

Diluted earnings per share:
  Income (loss) from continuing operations before extraordinary item     $(22,877)    $16,239    $ 14,562
  Income from discontinued operations                                      10,362      21,637      14,189
  Gain on sale of Generator business (net of taxes)                        50,988          --          --
  Extraordinary item                                                           --          --      (4,676)
  Interest savings on convertible debt to equity                               --         466       3,452
---------------------------------------------------------------------------------------------------------
Net income                                                               $ 38,473     $38,342    $ 27,527

Weighted average shares for basic earnings per share                       30,774      30,417      25,692
  Effect of dilutive stock options                                            179       1,017         740
  Effect of convertible debt to equity                                         --         571       4,651
---------------------------------------------------------------------------------------------------------
  Weighted average shares for diluted earnings per share                   30,953      32,005      31,083

Diluted earnings per share:
  Income (loss) from continuing operations before extraordinary item     $  (0.74)    $  0.52    $   0.57
  Income from discontinued operations                                        0.33        0.68        0.47
  Gain on sale of Generator business (net of taxes)                          1.65          --          --
  Extraordinary item                                                           --          --       (0.15)
---------------------------------------------------------------------------------------------------------
Diluted earnings per share                                               $   1.24     $  1.20    $   0.89

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values. At June 30, 1999, the Company had certain interest rate swaps (see
Note 9) which, if unwound, would result in a loss of $1,482. In addition, the Company had foreign exchange forward contracts, which if liquidated would result in an approximate gain of $2,248.

                           1999 MAGNETEK ANNUAL REPORT

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related materials are purchased. The Company also uses certain foreign exchange contracts to minimize its risk of loss from fluctuations in exchange rates. These contracts relate to hedging peso fluctuations as the Company has significant Mexican manufacturing operations and lira contracts to hedge against positions of significant foreign currency receivables. Gains and losses from these transactions are recorded in cost of sales as the contracts are liquidated. In combination with the amended Bank Loan Agreement (see Note 6), the Company has entered into certain interest rate swaps in connection with the management of its exposure to fluctuation in interest rates. Gains or losses from the interest rate swaps are amortized over the period of the original contract. The Company does not use derivative financial instruments for speculative or trading purposes.

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

                                                         1999        1998
---------------------------------------------------------------------------
Interest rate swaps                                    $100,000    $100,000
Currency forward contracts                               38,508      59,257
Copper forward contracts                                 15,988      29,674
Aluminum forward contracts                                   --       5,469
---------------------------------------------------------------------------

Weighted average pay and receive rates, average maturities and range of maturities on swaps as of June 30, 1999 were as follows:

                                                                                        Weighted
                                                         Weighted        Weighted        average        Range of
                                                         average          average        maturity       maturity
                                                         pay rate       receive rate    (in years)      (in years)
-----------------------------------------------------------------------------------------------------------------
Swaps hedging debt                                         6.4%            5.3%            4.9          3.0 - 8.5

As of June 30, 1999 the Company had approximately 23 million pounds of copper under futures contracts with an average cost per pound of $0.70. Copper under contract represents 77% of the Company's fiscal 2000 estimated requirements and no contract extends beyond the end of fiscal year 2000. The Company has purchased forward contracts equal to 51% of its peso requirements for fiscal 2000 at an average rate of 11.3 pesos to the dollar. No contracts extend beyond the end of fiscal 2000. Unrealized gains as of June 30, 1999 on copper, pesos, and lira were not material to the Company.

10. INCOME TAXES

Income tax expense (benefit) is allocated in the financial statements as follows:

Year ended June 30                                                            1999          1998         1997
---------------------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary item                $(10,800)     $  9,100      $  9,800
Extraordinary item                                                               --            --        (3,250)
---------------------------------------------------------------------------------------------------------------
Income tax expense attributable to continuing operations                   $(10,800)     $  9,100      $  6,550
Discontinued operations                                                      28,800        12,200         9,400
---------------------------------------------------------------------------------------------------------------
Total                                                                      $ 18,000      $ 21,300      $ 15,950
===============================================================================================================

                           1999 MAGNETEK ANNUAL REPORT

The expense for income taxes applicable to continuing operations is as follows:

Year ended June 30                                  1999          1998         1997
------------------------------------------------------------------------------------
Current:
  Federal                                        $(17,472)      $ 3,867       $  525
  State                                               932           860          486
  Foreign                                            (706)        5,405        2,499
Deferred:
  Federal                                           3,881        (1,257)       1,965
  State and Foreign                                 2,565           225        1,075
------------------------------------------------------------------------------------
                                                 $(10,800)      $ 9,100       $6,550
====================================================================================

A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations before extraordinary items is as follows:

                                                                    1999                1998                1997
                                                            ---------------------------------------------------------
Year ended June 30                                            Amount     %        Amount      %       Amount      %
---------------------------------------------------------------------------------------------------------------------
Provision (benefit) computed at the statutory rate          $(11,787)   35.0     $ 8,871     35.0    $ 8,527     35.0
State income taxes, net of federal benefit                       (15)   (0.1)        961      3.8        680      2.8
Foreign tax rates in excess of federal statutory rate          2,986    (8.9)      2,848     11.2      2,253      9.2
Decrease in valuation allowance for
  deferred tax assets                                        (16,974)   50.5      (4,295)   (16.8)    (6,048)   (25.0)
Provision for additional taxes                                14,677   (43.6)        324      1.3      4,030     16.5
Other--net                                                       313    (0.9)        391      1.5        358      1.5
---------------------------------------------------------------------------------------------------------------------
                                                            $(10,800)   32.0     $ 9,100     36.0    $ 9,800     40.0
=====================================================================================================================

Income before provision for income taxes of the Company's foreign subsidiaries was approximately $(1,239), $6,847 and $5,929 for the years ended June 30, 1999, 1998 and 1997.

                           1999 MAGNETEK ANNUAL REPORT

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 1999 and 1998 follows:

Year ended June 30                                                                            1999           1998
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization (including differences in the basis of acquired assets)      $46,524       $ 24,064
  Prepaid pension asset                                                                       12,644          9,586
-------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                59,168         33,650
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Postretirement medical benefit obligation                                                   17,329         20,006
  Warranty reserves                                                                           12,598         13,302
  Inventory and other reserves (including restructuring)                                      16,503         12,323
-------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                               46,430         45,631
-------------------------------------------------------------------------------------------------------------------
Less valuation allowance                                                                          --        (16,974)
-------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                   $12,738       $  4,993
===================================================================================================================

The Company has determined that as of June 30, 1999 it is more likely than not, that the deferred tax asset will be realized. Therefore, the valuation allowance that existed in prior years is no longer necessary.

11. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 1999 total $56,477 and are payable in future fiscal years as follows: $9,260 in 2000; $7,343 in 2001; $6,206 in 2002; $5,159 in 2003; $4,732 in 2004 and $23,747 thereafter.

Rent expense for the years ended June 30, 1999, 1998 and 1997, was $12,023, $10,046 and $9,259, respectively.

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

                           1999 MAGNETEK ANNUAL REPORT

LITIGATION--PATENT

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging the Company is infringing seven of his patents pertaining to electronic ballast technology. The plaintiff seeks an unspecified amount of damages and an injunction to preclude the Company from making, using or selling those products allegedly infringing his patents. The Company denies that it has infringed, or is infringing, any of the plaintiff's patents, and has asserted several affirmative defenses. The Company also filed a counterclaim seeking judicial declaration that it is not infringing (and has not infringed) the patents asserted by the plaintiff, and that such asserted patents are invalid. The Company intends to defend this matter vigorously. Due to the preliminary state of the litigation, it is difficult to predict the outcome of the foregoing legal proceeding. However, management of the Company does not believe that the financial impact of such litigation will be material.

ENVIRONMENTAL MATTERS--GENERAL

The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. The Company's remediation activities for fiscal 1999 did not entail material expenditures, and its remediation activities for fiscal 2000 are not expected to entail material expenditures. Future discoveries of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination.

ENVIRONMENTAL MATTERS--MCMINNVILLE, TENNESSEE

Prior to its purchase by the Company in 1986, Century Electric, Inc. ("Century Electric") acquired a business from Gould Inc. ("Gould") in May 1983 which included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any PCBs at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in portions of the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric has kept the Tennessee Department of Environment and Conservation, Division of Superfund, apprised of test results from the investigation. The McMinnville plant has been listed as a Tennessee Inactive Hazardous Substance Site, a report on that site has been presented to the Tennessee legislature, and community officials and plant employees have been notified of the presence of contaminants as above described. In 1995, Gould completed an interim remedial measure of excavating and disposing onsite soil containing PCBs. Gould also conducted preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined. The Company recently sold its leasehold interest in the McMinnville plant and believes that the costs for further onsite and offsite cleanup (including ancillary costs) are covered by the 1983 Indemnity. While the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company.

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

                           1999 MAGNETEK ANNUAL REPORT

ENVIRONMENTAL MATTERS--INDEMNIFICATION OBLIGATIONS FROM RESTRUCTURING

In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 1999, and its indemnification obligations for fiscal 2000 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of any future asserted claims subject to indemnification.

LETTERS OF CREDIT

The Company had approximately $14,257 of outstanding letters of credit as of June 30, 1999. The Company may issue up to $40,000 of letters of credit under the Bank Loan Agreement.

12. STOCK OPTION AGREEMENTS

The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 7,235,413. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments.

A summary of certain information with respect to options under the Plans follows:

Year ended June 30                                                      1999            1998           1997
--------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year                                4,346,621       3,650,485      3,155,820
Options granted                                                       1,065,773       1,605,424      1,045,810
Options exercised                                                      (108,129)       (512,534)      (334,770)
Weighted average exercise price                                      $     9.06      $     9.95     $    10.85
--------------------------------------------------------------------------------------------------------------
Options cancelled                                                      (574,940)       (396,754)      (216,375)
--------------------------------------------------------------------------------------------------------------
Options outstanding, end of year                                      4,729,325       4,346,621      3,650,485
Weighted average price                                               $    14.19      $    14.08     $    11.78
--------------------------------------------------------------------------------------------------------------
Exercisable options                                                   3,037,261       1,964,593      1,541,135
==============================================================================================================

                           1999 MAGNETEK ANNUAL REPORT

The following table provides information regarding exercisable and outstanding options as of June 30, 1999.

                                                         Exercisable                    Outstanding
                                            ---------------------------------------------------------------
                                                          Weighted                   Weighted     Weighted
                                                          average                    average       average
                                                          exercise                   exercise     remaining
                                               Options      price       Options       price      contractual
Range of exercise price per share            exercisable  per share   outstanding    per share   life (years)
------------------------------------------------------------------------------------------------------------
Under $10.00                                    586,240     $ 8.88       799,116       $ 8.83         5.91
$10.00-$12.50                                   326,408      10.84       332,317        10.85         3.49
$12.51-$15.00                                   804,748      13.64     1,517,198        13.44         6.73
Over $15.00                                   1,319,865      17.56     2,080,694        17.33         7.11
------------------------------------------------------------------------------------------------------------
Total                                         3,037,261     $14.13     4,729,325       $14.19         6.53
============================================================================================================


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

                                                          Options
                                                     -----------------
                                                     1999         1998
----------------------------------------------------------------------
Expected life (years)                                 5.3          5.1
Expected stock price volatility                        38%          37%
Risk-free interest rate                               5.4%         6.0%
======================================================================

                           1999 MAGNETEK ANNUAL REPORT

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

(Thousands except per share amounts)                          1999           1998
-----------------------------------------------------------------------------------
Net income--as reported                                     $ 38,473        $37,876
Net income--pro forma                                       $ 34,644        $34,597
Basic net income per share--as reported                     $   1.25        $  1.25
Basic net income per share--pro forma                       $   1.18        $  1.17
Diluted net income per share--as reported                   $   1.24        $  1.20
Diluted net income per share--pro forma                     $   1.15        $  1.12
===================================================================================

Because SFAS 123 is applicable only to awards granted subsequent to fiscal years beginning after December 31, 1994, its pro forma effect has not been fully reflected until approximately 1999. A total of 1,045,810 options were granted during fiscal year 1997 with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $9.75 and $4.29, respectively. In fiscal year 1998 a total of 1,605,424 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $17.56 and $7.49, respectively. In fiscal year 1999 a total of 1,605,773 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $14.07 and the average fair value of these options were $6.06.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 1999 SARs with respect to 54,000 shares, with a weighted average exercise price of $14.92 were outstanding under these plans. In July of 1995, the Board of Directors approved the conversion of SARs with respect to 265,000 shares of common stock into stock options with comparable vesting, share amounts and exercise prices. In April of 1997, the Board of Directors approved the conversion of SARs with respect to an additional 491,500 shares of common stock into stock options with comparable vesting, share amounts and exercise prices.

                           1999 MAGNETEK ANNUAL REPORT

13. EMPLOYEE BENEFIT PLANS

Benefit obligations, at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 1999 and 1998 are as follows:

                                                      Pension Benefits              Other Benefits
------------------------------------------------------------------------------------------------------
                                                    1999            1998         1999           1998
------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $ 175,776      $ 140,065      $ 23,748      $ 22,606
Service cost                                          5,125          4,542            98           143
Interest cost                                        11,873         11,179         1,769         1,682
Plan participants' contributions                        107            114           896           489
Amendments                                               --            386            --            --
Actuarial (gain)/loss                               (15,563)        27,757         2,447         1,230
Curtailment (gain)/loss                                  --           (552)       (1,105)           69
Benefits paid                                        (8,075)        (7,715)       (3,706)       (2,471)
------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                 $ 169,243      $ 175,776      $ 24,147      $ 23,748

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year    $ 189,604      $ 160,329           N/A           N/A
Actual return on plan assets                          1,374         21,876           N/A           N/A
Employer contributions                                6,000         15,000           N/A           N/A
Plan participants' contributions                        107            114           N/A           N/A
Benefits paid                                        (8,075)        (7,715)          N/A           N/A
------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year          $ 189,010      $ 189,604           N/A           N/A

Funded status                                     $  19,767      $  13,828      $(24,147)      (23,748)
Unrecognized transition amount                         (968)        (1,290)           --            --
Unrecognized net actuarial (gain)/loss               13,628         12,383       (15,797)      (20,071)
Unrecognized prior service cost                          78           (277)       (4,604)       (7,611)
------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                    $  32,505      $  24,644      $(44,548)     $(51,430)

WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30
Discount rate                                          7.50%          7.00%         7.50%         7.00%
Expected return on plan assets                         9.50%          9.50%          N/A           N/A
Rate of compensation increase                          5.50%          6.00%          N/A           N/A

For measurement purposes, an 8.00% (7.00% for HMO Plans) annual rate of increase in the per capita cost of covered health benefits was assumed for fiscal 1999 to fiscal year 2000. The rate was assumed to decrease to 6.75% for fiscal year 2000, to 5.75% by fiscal year 2010 and remain at 5.75% per year thereafter.

Pension plan assets include $7,922 in company stock.

                           1999 MAGNETEK ANNUAL REPORT

Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 1999, 1998 and 1997 are as follows:

                                                 Pension Benefits                      Other Benefits
--------------------------------------------------------------------------------------------------------------
                                          1999        1998          1997        1999        1998         1997
--------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC BENEFIT COST (INCOME)
Service cost                            $  5,125     $  4,542     $  4,500     $    98     $   143     $   162
Interest cost                             11,873       11,179        9,920       1,769       1,682       1,806
Expected return on plan assets           (18,182)     (15,927)     (11,007)         --          --          --
Amortization of transition amount           (322)        (322)        (322)         --          --          --
Amortization of prior service cost          (315)        (335)        (332)       (917)     (1,024)     (1,129)
Recognized net actuarial (gain)/loss          --           --            5      (1,140)     (1,719)     (1,705)
--------------------------------------------------------------------------------------------------------------
Net periodic benefit cost               $ (1,821)    $   (863)    $  2,764     $  (190)    $  (918)    $  (866)
Curtailment/settlement (gain)/loss           (40)         (24)         106      (3,882)     (1,337)         --
--------------------------------------------------------------------------------------------------------------
Net benefit cost                        $ (1,861)    $   (887)    $  2,870     $(4,072)    $(2,255)    $  (866)


MagneTek recognized a curtailment/settlement gain or loss in each of the fiscal years resulting from the following:

1999 Fiscal Year: The sale of the Generator business.
1998 Fiscal Year: The closing of the Mendenhall and Huntington facilities. 1997 Fiscal Year: The sale of Jefferson Electric and the closing of the Blytheville facility.

The health care plans are contributory, with participants' contributions adjusted annually. The life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for Fiscal Year 1999:

                                                               1-Percentage Point        1-Percentage Point
                                                                     Increase                  Decrease
-----------------------------------------------------------------------------------------------------------
Effect of total service and interest cost components
  -based on 7.0% discount rate                                        $  120                   $  (105)
Effect on postretirement benefit obligation
  -based on 7.5% discount rate                                        $1,736                   $(1,459)

In addition to the defined benefit retirement plans and health care plans, the Company contributes to a defined contribution savings plan. Company contributions were $992, $1,083 and $1,184 during the plan years ending March 1999, 1998 and 1997, respectively.

                           1999 MAGNETEK ANNUAL REPORT

14. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 2000 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $805, $772 and $907 for the years ended June 30, 1999, 1998 and 1997, respectively.

During the years ended June 30, 1999, 1998 and 1997, the Company paid approximately $120, $270 and $399, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder.

15. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:


                                                              1999            1998
------------------------------------------------------------------------------------
Salaries, wages and related items                            $21,733         $23,249
Warranty                                                      23,865          29,462
Interest                                                       1,320           1,850
Income taxes                                                  14,330           9,819
Other                                                         26,494          25,788
------------------------------------------------------------------------------------
                                                             $87,742         $90,168
====================================================================================

16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations follows:

Year ended June 30,                                                             1999          1998          1997
-----------------------------------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable                                    $ 13,616      $  4,530      $10,163
(Increase) decrease in inventories                                              12,943        (4,063)      27,962
(Increase) decrease in prepaids and other current assets                          (586)         (823)       2,645
(Increase) decrease in other operating assets                                    3,006       (19,763)     (11,796)
Increase (decrease) in accounts payable                                         (1,547)        3,689       (6,688)
Increase (decrease) in accrued liabilities                                      (3,064)       (9,292)      (5,182)
Increase (decrease) in deferred income taxes                                   (16,255)       (2,411)       7,404
Increase (decrease) in other operating liabilities                              (3,766)       (4,997)      (4,601)
-----------------------------------------------------------------------------------------------------------------
                                                                              $  4,347      $(33,130)     $19,907
=================================================================================================================
CASH PAID FOR INTEREST AND INCOME TAXES FOLLOWS:
  Interest                                                                    $ 18,241      $ 15,938      $28,255
  Income taxes                                                                $  5,931      $  8,134      $ 3,463
=================================================================================================================

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

                           1999 MAGNETEK ANNUAL REPORT

17. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company currently operates in three business segments: Lighting Power Products; Power Electronic Products; and Drives and Systems.

The Lighting Power Products segment produces magnetic and electronic ballasts for various lighting applications.

The Power Electronic Products segment produces electronic power supplies primarily for computer and telecommunications applications, as well as industrial equipment; component transformers for a wide range of electronic equipment; and power converters for recreational vehicles.

The Drives and Systems segment designs, manufactures and markets a broad range of high quality electronic adjustable speed drives and systems.

The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has no significant concentration of credit risk.

Financial information by business segment for continuing operations follow:

                                                   LIGHTING       POWER       DRIVES        ASSETS
                                                    POWER       ELECTRONIC      AND        HELD FOR
For the year ended June 30, 1999                   PRODUCTS      PRODUCTS     SYSTEMS        SALE        TOTAL
---------------------------------------------------------------------------------------------------------------
Sales                                             $ 409,861     $ 168,201     $ 84,424          --    $ 662,486
Operating income                                    (11,748)      (10,227)      (5,208)         --      (27,183)
Identifiable assets                                 257,006       173,146       41,643     173,779      645,574
Capital expenditures                                 10,443        12,307        1,668          --       24,418
Depreciation and amortization                        10,025        14,654        1,321          --       26,000
===============================================================================================================

                                                   LIGHTING       POWER       DRIVES       ASSETS
                                                    POWER       ELECTRONIC     AND        HELD FOR
For the year ended June 30, 1998                   PRODUCTS      PRODUCTS     SYSTEMS       SALE        TOTAL
---------------------------------------------------------------------------------------------------------------
Sales                                             $ 445,930     $ 165,860     $ 97,584          --    $ 709,374
Operating income                                     13,472         9,761        6,495          --       29,728
Identifiable assets                                 262,493       177,966       42,409     185,054      667,922
Capital expenditures                                 12,858        16,400        1,394          --       30,652
Depreciation and amortization                        12,170         9,486        1,331          --       22,987
===============================================================================================================

                                                   LIGHTING       POWER       DRIVES       ASSETS
                                                    POWER       ELECTRONIC      AND       HELD FOR
For the year ended June 30, 1997                   PRODUCTS      PRODUCTS     SYSTEMS       SALE        TOTAL
---------------------------------------------------------------------------------------------------------------
Sales                                             $ 477,958     $ 164,574     $ 94,506          --    $ 737,038
Operating income                                     18,198         8,751        4,468          --       31,417
Identifiable assets                                 241,757       152,875       39,117     166,143      599,892
Capital expenditures                                  7,361        11,111          845          --       19,317
Depreciation and amortization                        13,392         9,278        1,449          --       24,119
===============================================================================================================

In fiscal 1999, results for continuing operations include charges aggregating $34,400 relating to downsizing, inventory adjustments, severance costs and other asset write-downs.

                           1999 MAGNETEK ANNUAL REPORT

Geographic information with respect to the Company's foreign subsidiaries follows:

For the year ended June 30                                 1999            1998         1997
----------------------------------------------------------------------------------------------
Sales                                                    $176,534       $194,054      $186,090
Operating income                                            3,960         12,957        13,132
Identifiable assets                                       142,208        142,970       129,748
Capital expenditures                                       10,811         15,468        10,385
Depreciation and amortization                               8,496          7,665         7,117
==============================================================================================

The Company's foreign operations outside of Europe are not material. Export sales were $27,507, $31,515 and $24,385 in 1999, 1998 and 1997, respectively.

18. QUARTERLY RESULTS (UNAUDITED)

1999 quarter ended                          Sept. 30     Dec. 31     Mar. 31      June 30
-----------------------------------------------------------------------------------------
Net sales                                   $165,683    $174,105    $168,334    $ 154,364
Gross profit                                  33,171      34,808      33,664        7,156
Provision (benefit) for income taxes           1,548       1,378       1,545      (15,271)
Income (loss) from continuing operations
 before extraordinary item                  $  3,291    $  2,931    $  3,284    $ (32,383)
Net income                                  $  9,017    $  2,418    $  4,538    $  22,500
Per common share:
  Basic:
     Income from continuing operations      $   0.11    $   0.10    $   0.11    $   (1.06)
     Net income                             $   0.29    $   0.08    $   0.15    $    0.74
  Diluted:
     Income from continuing operations      $   0.11    $   0.09    $   0.11    $   (1.06)
     Net income                             $   0.29    $   0.08    $   0.15    $    0.74
=========================================================================================

1998 quarter ended                          Sept. 30     Dec. 31     Mar. 31     June 30
-----------------------------------------------------------------------------------------
Net sales                                   $166,560    $184,038    $180,752    $ 178,024
Gross profit                                  34,865      37,437      37,712       34,378
Provision (benefit) for income taxes           1,017       2,566       3,371        2,146
Income (loss) from continuing operations    $  1,807    $  4,561    $  5,992    $   3,879
Net income                                  $  7,479    $  8,985    $ 10,141    $  11,271
Per common share:
  Basic:
     Income from continuing operations      $   0.06    $   0.15    $   0.19    $   0.12
     Net income                             $   0.26    $   0.29    $   0.33    $   0.36
  Diluted:
     Income from continuing operations      $   0.06    $   0.14    $   0.19    $   0.12
     Net income                             $   0.25    $   0.28    $   0.32    $   0.35
========================================================================================

                           1999 MAGNETEK ANNUAL REPORT

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
MagneTek, Inc.

We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


                                                  ERNST & YOUNG LLP

Nashville, Tennessee
August 20, 1999