Form 10-K405, Exhibit 13
period 2000-07-02
MAGNETEK INC
filed 2000-10-02
CIK 751085

DEAR FELLOW STOCKHOLDER:

Shortly after the close of our fiscal year 2000, MagneTek's directors voted to divest all of the company's remaining electrical equipment product lines, which include lighting ballasts, magnet wire, capacitors and small transformers. These product lines, which generated 59 percent of the company's total revenue in 1999, are accounted for as discontinued operations in this report.

Why such a sweeping decision? The answer is focus.

As a diversified electrical equipment manufacturer, we addressed many markets through different channels. In many of these we were considered a component supplier, which limited our margins and profits. At the same time (since 1991, in fact), we have been developing technical competence in digital power products that are necessary subsystems in fast-growing, high-value-added markets such as telecommunications.

Digital power products* provide precise control of electric power in systems ranging from the utility grid to the internet. MagneTek today ranks among the world's leading independent manufacturers of digital power products++, and we are convinced that our strategy, well executed, will enable us to achieve the following basic goals:

    -   DOUBLE-DIGIT REVENUE GROWTH;
    -   DOUBLE-DIGIT OPERATING PROFIT MARGINS;
    -   DOUBLE-DIGIT CASH FLOW RETURN ON INVESTED CAPITAL.

MagneTek has been gravitating toward this electronic core since 1994, when we began selling off electrical equipment product lines. In August 1999 we completed the sale of our motor and generator businesses, and in December 1999 we disposed of our unprofitable European magnetic lighting ballast operations.

We will use the proceeds from the completion of the sale of our remaining electrical equipment operations to:

    - FINISH BUYING BACK THE 10-MILLION SHARES (30%) OF MAGNETEK STOCK AUTHORIZED BY THE BOARD IN 1999;
    -   PAY OFF ALL DEBT OUTSTANDING UNDER OUR EXISTING BANK LINES;
    -   INCREASE OUR LEVEL OF INVESTMENT IN DIGITAL POWER R&D;
    -   MAKE ACQUISITIONS THAT ARE CONSISTENT WITH OUR NEW FOCUS.

Before elaborating on our digital power strategy, let's examine MagneTek's fiscal 2000 results.

Despite the disposal of our unprofitable European ballast business in the second fiscal quarter, the profitability of the lighting products group deteriorated. This was mostly due to channel mix issues and price


    *   THE MAGNETEK FAMILY OF STANDARD, MODIFIED-STANDARD AND
    CUSTOM-DESIGNED DIGITAL POWER-PRODUCTS PROVIDE DIGITALLY PROCESSED ELECTRIC POWER AND CONTROL FUNCTIONS IN SYSTEMS RANGING FROM COMPUTERS AND TELECOM NETWORKS TO HOME APPLIANCES AND INDUSTRIAL EQUIPMENT:

        AC-DC SWITCHING POWER SUPPLIES      DC-AC POWER INVESTORS
        AC-DC RECTIFIERS/BATTERY CHARGERS   PERIPHERAL COMPONENT INTERCONNECTS (PCIs)
        DC-DC POWER CONVERTERS              PROGRAMMABLE POWER SUPPLIES
        ENERGY MANAGEMENT SYSTEMS           SMART APPLIANCE MODULES (TM)

erosion, compounded by higher material and freight costs. We increased lighting's profitability through streamlining operations and initiating the first industry price increase in four years. But with all of our efforts we could not figure out a way to achieve the growth, profits and return on investment we wanted for our stockholders.

Our continuing operations, on the other hand, grew at a double-digit rate throughout fiscal 2000. Total revenues were up 27% ($294 million vs. $231 million) from 1999. This was due in part to the acquisition during the year of the EMS Group of companies and Mondel Engineering, which complemented our digital motion control products.

Profits of these continuing operations also improved against the prior year. Gross profit was up 54% ($63 million vs. $41 million), and our gross profit margin increased 380 basis points to 21.5%. Operating income was $6.8 million and net income was $1.3 million or $.05 per diluted share after including the company's entire corporate overhead, even though these overhead expenditures also supported the discontinued operations.

With gains on the disposal of discontinued operations, MagneTek's total net income in fiscal 2000 amounted to $42.5 million or $1.70 per diluted share versus $38.5 million or $1.25 per diluted share in fiscal 1999.

We constantly strive to improve the operating performance of our technically talented company. Our immediate objectives are to:

    - Complete the divestiture process by calendar year-end at prices in excess of net book value.
    -   Continue to cut operating expenses, and especially corporate overhead.
    - Increase R&D investment in innovative, proprietary products that command greater margins.
    -   Expand our customer base and channels of distribution.
    - Complete a major B2B initiative to enhance our marketing and information systems.
    - Make acquisitions that will augment our growth and profitability in digital power electronics.

The power and motion control "marketplaces" in which our continuing operations presently participate are:

    - COMMUNICATION/INFORMATION TECHNOLOGY, including telecommunications, computer and office equipment, and networking equipment.
    - INDUSTRIAL/INSTRUMENTATION TECHNOLOGY, including motion controls, alternative energy interfaces, energy-saving controls for home appliances and laser applications.

We are continually assessing the growth, profitability and cash-flow prospects for digital power products in each of these broad markets.

Worldwide consumption of digital power products, which already exceeds $30 billion a year, is projected to top $40 billion by 2004 and expand exponentially thereafter. Communication/Information Technology (CIT) applications currently account for about 83% of the total, and Industrial/Instrumentation Technology (IIT) applications account for another 12%++.

The CIT marketplace for digital power products is now growing 11% annually++, but "broadband" infrastructure alone (telecom, data-com and networking equipment) is forecasted to undergo a $10 trillion global buildout over the next decade.(1)

The average industry operating profit margin on digital power products sold into this burgeoning marketplace is approximately 10%.++ We intend to exceed this by focusing on products, such as DC-DC converters and rectifier/battery-chargers that command above-average margins, and by moving up the "value chain" into "smart" power supplies, integrated subsystems and services.

MagneTek's Communication/Information Technology customers include such industry leaders as AT&T Wireless, Alcatel, Bosch, Bull, Compaq, Comverse, Ericsson, IBM, Italtel, Kodak, Lucent, MCI, Marconi, Motorola, NBase, Nokia, Network Appliance, Qwest, Radisys, Redback, Siemens, Teledata, Unisys and Xerox.

The Industrial/Instrumentation (IIT) marketplace also offers significant profit potential. Digital power products sold into this sector command operating profit margins in the 20% range on average for the industry. This marketplace is growing about 7% annually++ and the growth rate is expected to accelerate. Further, we plan to assure double-digit growth in IIT through acquisitions like those we made in fiscal 2000 and early entry into emerging markets such as fuel cell power conversion where we have a larger installed base than all of our competitors combined.

Our Industrial/Instrumentation customers include Baxter, Beckman,
Caterpillar, Credence, Electrolux, GE, InFocus, Lam Research, Merloni, Nixdorf, Siemens (Medical Systems), United Technologies (International Fuel Cells), Universal Laser Systems, most of the crane and hoist manufacturers in North America, and all of the world's leading elevator builders.

To repeat what I said before, our three basic goals are:

    -   DOUBLE-DIGIT REVENUE GROWTH;
    -   DOUBLE-DIGIT OPERATING PROFIT MARGINS;
    -   DOUBLE-DIGIT CASH FLOW RETURN ON INVESTED CAPITAL.

What are the chances of our achieving these goals? In terms of things we can control, it depends on technology, acquisitions and execution.

We certainly are well positioned in technology. Our 200-plus power electronics engineers and scientists, 38 percent of whom hold Ph.D. or Masters degrees, excel in:

    - MIXED-SIGNAL (ANALOG TO DIGITAL) DESIGN, enabling us to provide total power solutions to our customers, who specialize in digital design;
    - HEAT REDUCTION TECHNOLOGY, resulting in the most compact, reliable, highest power-density products on the market;
    - APPLICATION OF MICROPROCESSORS AND DIGITAL SIGNAL PROCESSORS, allowing us to create "smart" power products that are programmable and self-diagnostic.

Regarding external growth, the digital power industry is consolidating, and we will participate by making acquisitions that:

    -   LEVERAGE OUR TECHNOLOGY;
    -   ADD TO OUR PRODUCT LINES;
    -   STRENGTHEN OUR CHANNELS TO MARKET;
    -   DEEPEN OUR TALENT POOL.

There are over 250 digital power product manufacturers in North America and more than 1,000 worldwide. MagneTek currently ranks 13th++ in the industry; and since we expect to be debt-free following the sale of our remaining electrical component businesses, this places us in an excellent position to accelerate growth through acquisitions.

We are taking the steps necessary to assure proper and timely implementation of our digital power strategy.

    -   We are adding world-class marketing talent at the corporate level.
    - We are structuring the organization into "expertise distinct" marketing units to optimize our business model.
    - We have formed a mergers and acquisitions team to drive the acquisition process from due diligence through integration.
    - We are reviewing and re-qualifying our industry alliances to assure their effectiveness.
    - We are re-energizing our intellectual property portfolio through aggressive strategic patenting.
    - We are structuring an incentive system to reward internal entrepreneurship, and exploring more effective ways of rewarding valued employees at all levels.

The potential clearly exists for us to achieve our goals of double-digit revenue growth, double-digit operating profits and double-digit cash flow return on invested capital. These goals are not inconsistent with the performance of other digital power product companies.

I am confident that, with our new strategic focus, we will emerge a much stronger company with a bright future.

MagneTek's 2000 annual meeting will be held in New York City on November 1st. At that time, we will present a more comprehensive picture of our digital power strategy and prospects. I hope you will be able to attend the meeting in person or access the Webcast on the internet.*




                              /s/ ANDREW G. GALEF
                              -----------------------------------------------
                              Andrew G. Galef
                              CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

SOURCES:    ++  MICRO-TECH CONSULTANTS
            1.  GLOBAL BUSINESS NETWORK
            2.  HOLT VALUE ASSOCIATES

* MAGNETEK'S FISCAL 2000 STOCKHOLDERS' MEETING WILL BE HELD ON WEDNESDAY, NOVEMBER 1ST AT 10:00 A.M. EASTERN STANDARD TIME AT THE PENINSULA HOTEL, 700 FIFTH AVENUE AT 55TH STREET, NEW YORK CITY. MEETING AUDIO AND VISUALS WILL BE WEBCAST SIMULTANEOUSLY ON STREETFUSION (HTTP://WWW.STREETFUSION.COM); THOSE WITHOUT ACCESS TO INTERNET AUDIO CAN LISTEN TO THE PROCEEDINGS BY PHONING 303/224-6999.


                                                      SELECTED FINANCIAL DATA



STATEMENT OF INCOME DATA

FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS,
EXCEPT PER SHARE DATA)                      2000            1999            1998            1997            1996
----------------------------------------------------------------------------------------------------------------------
Net sales                                 $293,575        $231,339        $244,040        $240,205        $239,588
Income (loss):
   Continuing operations                     1,282         (24,318)            344          (6,602)        (25,275)
   Discontinued operations                  41,170          62,791          37,532          35,353         (68,889)
   Extraordinary item                            -               -               -          (4,676)              -
   Net income (loss)                        42,452          38,473          37,876          24,075         (94,164)
Per common share--basic:
   Income (loss) from continuing
      operations before extraordinary
      item                                $   0.05        $  (0.79)       $   0.01        $  (0.26)       $  (1.02)
   Net income (loss)                      $   1.71        $   1.25        $   1.25        $   0.94        $  (3.81)
Per common share--diluted:
   Income (loss) from continuing
      operations before extraordinary
      item                                $   0.05        $  (0.79)       $   0.01        $  (0.26)       $  (1.02)
   Net income (loss)                      $   1.70        $   1.25        $   1.25        $   0.94        $  (3.81)
======================================================================================================================

     IN FISCAL YEARS 1996 THROUGH 1999, THE EFFECT OF CONVERTIBLE SECURITIES AND EMPLOYEE STOCK OPTIONS ARE ANTI-DILUTIVE AS TO EARNINGS PER SHARE AND ARE IGNORED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE IN THOSE PERIODS.

     NET INCOME FOR THE YEAR ENDED JUNE 30, 2000 INCLUDES A $35,125 AFTER-TAX GAIN ON THE SALE OF THE COMPANY'S MOTOR AND EUROPEAN LIGHTING BUSINESS INCLUDED IN DISCONTINUED OPERATIONS.

     NET INCOME FOR THE YEAR ENDED JUNE 30, 1999 INCLUDES A $50,988 AFTER-TAX GAIN ON THE SALE OF THE COMPANY'S GENERATOR BUSINESS INCLUDED IN DISCONTINUED OPERATIONS. CONTINUING AND DISCONTINUED OPERATIONS RESULTS IN FISCAL 1999 INCLUDE CHARGES AGGREGATING $21,564 AND $12,836 RESPECTIVELY, RELATING TO DOWNSIZING, INVENTORY ADJUSTMENTS, SEVERANCE COSTS AND OTHER ASSET-WRITEDOWNS.

     LOSSES FROM CONTINUING AND DISCONTINUED OPERATIONS FOR THE YEAR ENDED JUNE 30, 1996 INCLUDE PRE-TAX CHARGES AGGREGATING $6,326 AND $73,391 RESPECTIVELY. CHARGES IN FISCAL 1996 REFLECT COSTS ASSOCIATED WITH REPOSITIONING OPERATIONS PRIMARILY FOR SEVERANCE, TERMINATION BENEFITS, WARRANTY AND ASSET WRITE-DOWNS RELATED TO FACILITY CLOSURES. ALSO, IN REVIEW OF THE COMPANY'S DEFERRED TAX ASSET IN ACCORDANCE WITH FASB NO.109, A $14,700 CHARGE WAS INCURRED IN FISCAL YEAR 1996.


BALANCE SHEET DATA

AS OF JUNE 30,
(AMOUNTS IN THOUSANDS)                   2000              1999               1998             1997              1996
---------------------------------------------------------------------------------------------------------------------------
Total assets                           $400,673          $576,220           $595,534         $498,544          $515,800
Long-term debt,
   including current portion             64,040           179,181            244,714          236,127           313,729
Common stockholders' equity             184,206           204,885            189,558          102,274            42,116
---------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During fiscal year 2000, the Company continued to review its strategic direction for the express purpose of maximizing shareholder value. These reviews led us to the conclusion that increased value to shareholders could be best achieved by focusing all efforts towards "Digital Power Products." This area includes the Company's power control and motion control product offerings. The potential for both above average revenue growth and operating margin performance in this area is far more expansive than any of our other products and services. Profitable market niches exist, and are growing rapidly, where competitive advantages are based on technology, reliability and dependability and not significantly dependent upon economies of scale or low-cost manufacturing as in electrical products. These niches are clearly opportunities for our Company due to our current platform of technology and portfolio of products. While there remain "gaps" in both, these can be quickly filled and allow us to be a significant market force in targeted areas. To accelerate this process, the Company will divest its Lighting Products and Transformer businesses. These divestitures will provide cash for continued investment in power electronics and focus all of our resources on our core strengths. In the previous fiscal year, similar decisions were made to exit the Company's Generator and Motor businesses due to industry consolidation and other factors that limited our long-term ability to successfully compete in these markets. The Generator and Motor businesses were successfully sold for $115 million and $253 million respectively. Proceeds from these sales were used to repay debt, continue the stock repurchase program authorized by the Board of Directors in May, 1999, and selectively acquire businesses to complement the Company's strengths.

MagneTek now operates in a single business segment, Digital Power Products. Digital Power Products includes electronic converters and rectifiers generally known as power controls primarily for telecommunications equipment, data processing, data storage, networking, imaging, power quality, medical electronics markets and power generation. Digital Power Products also includes motion control devices that regulate speed for electric motors as well as communicating to related hardware and software equipment.

YEAR 2000 ISSUE

In fiscal years 1998 and 1999 the Company conveyed its plans and progress in ensuring that all systems were Year 2000 compliant. As scheduled, the Company completed remediation and testing for all systems in the last half of fiscal year 1999. Due to efforts expended, the Company has experienced no significant disruptions in either critical information or non-information technology systems. The Company is not aware of any material problems resulting from Year 2000 issues with products, internal systems or third party products or services. For the remainder of Year 2000, the Company will continue to monitor both internal computer applications and those of third party suppliers and vendors. While the Company does not expect any problems to occur, should any latent Year 2000 issues arise, they will be addressed promptly.

RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Net sales for the Company increased to $293.6 million in fiscal 2000 from $231.3 million in fiscal 1999 and $244.0 million in fiscal 1998. The 27% increase in revenue levels was primarily due to the effect of the acquisitions of the EMS Group and Mondel ULC and increased domestic sales for power control products. The decline in sales from fiscal 1999 versus 1998 of 5% was caused by reduced sales of motion control products and lower reported revenues from international operations. Gross profits increased to $63.2 million(21.5% of net sales) in fiscal 2000 from $40.9 million (17.7% of net sales)in fiscal 1999. Increased gross profit levels were primarily a function of higher revenues. Results in fiscal 1999 include $7.5 million of repositioning costs (primarily inventory write-downs) which adversely impacted gross profits. Gross profits were $58.7 million (24.0% of net sales) in fiscal 1998.

OPERATING EXPENSES

Selling, general and administrative expense (including research and development expenditures) was $56.4 million (19.2% of net sales) in fiscal 2000 compared to $72.7 million (31.4% of net sales) in fiscal 1999. Fiscal 1999 results included approximately $13 million of fourth quarter charges related primarily to severance expense, costs associated with vacating facilities, provisions for accounts receivable and write-offs associated with software assets. Fiscal 1998 expenses were $54.1 million (22.2% of net sales).

INTEREST AND OTHER EXPENSES

Interest expense was $2.9 million in fiscal 2000 compared to $1.6 million in fiscal 1999 and $1.9 million in fiscal 1998. Interest expense for the Company is recorded in conformance with accounting principles that allow the allocation of interest expense between continuing and discontinued operations in accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations." Other expense was $1.9 million in fiscal 2000 compared to $2.6 million in fiscal 1999 and $2.1 million in fiscal 1998.

NET INCOME (LOSS)

In fiscal 2000, the Company recorded net income of $42.5 million or $1.71 per share (basic) and $1.70 on a diluted basis. Results reflect net income of $1.3 million from continuing operations, $6.1 million from discontinued operations and a $35.1 million gain on sale of discontinued businesses (the Motor and European Lighting businesses of which the Motor business accounted for all of the gain on sale). Comparable net income for the Company for fiscal 1999 was $38.5 million, $1.25 per share (basic) and $1.25 on a diluted basis. Net income in fiscal 1999 reflects a loss of $24.3 million from continuing operations, net income of $11.8 million from discontinued operations and a gain on the sale of discontinued businesses (the Generator business in April of 1999) of $51 million. Fiscal 1998 net income of $37.9 million was $1.25 per share (basic) and $1.25 per share on a diluted basis. Continuing operations in fiscal 1998 contributed $.3 million of net income with discontinued operations generating $37.6 million of net income in the period.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2000, long term borrowings (including the current portion) were $64 million, compared to $179 million as of June 30, 1999 and $245 million as of June 30, 1998. The decrease in long term borrowings in fiscal 2000 resulted primarily from repayment with proceeds received from the sale of the Motor business aggregating $253 million. In fiscal 2000, the Company also completed the acquisitions of the EMS Group and Mondel ULC for an aggregate cash payment of $48 million. In fiscal 2000, the Company continued open market purchases of its common stock, purchasing 7.1 million shares at a cost of $62 million. The decrease in long term borrowings in fiscal 1999 from fiscal 1998 resulted primarily from the sale of the Generator business, which totaled $115 million. In fiscal 1998 the Company made open-market purchases of approximately 1.6 million shares of its common stock for $17 million.

At June 30, 2000, the Company had an agreement with a group of banks to borrow up to $200 million under a revolving loan facility through June of 2002. As of June 30, 2000, the Company had approximately $134 million in available capacity under this agreement. The Company had amended its Bank Loan Agreement on July 30, 1999 reducing the lending commitment from $350 million to $200 million. The reduced lending commitment occurred as a result of the $253 million sale of the Company's Motor business in August of 1999 at which point the Company repaid all outstanding borrowings under its Bank Loan Agreement.

We believe that internally generated cash flows, along with the Company's Bank Loan Agreement and access to external capital resources, will be sufficient to fund near-term commitments and plans.

Cash outflow in connection with repositioning reserves established in fiscal 1999 approximated $7 million in fiscal 2000. The Company may be subject to certain potential environmental and legal liabilities (see Note 11).

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

COMMODITY PRICES

The Company uses within its discontinued operations a significant amount of copper wire in the production of its products. The price of copper is subject to fluctuations based upon general economic conditions, labor issues at the producing mines, the capacity of smelting operations and the availability of scrap copper. Due to the relatively large content of copper cost in the Company's product, the Company enters into forward copper futures positions to act as a hedge against its material purchases. The fair value of the Company's position in copper is calculated by valuing its futures position at quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The potential loss in fair value of the Company's copper futures position from a hypothetical 10% decrease in copper prices was $1.3 million at June 30, 2000 and $1.6 million at June 30, 1999.

INTEREST RATES

The fair value of the Company's debt was $64 million and $179 million at June 30, 2000 and June 30, 1999 respectively. The fair value of the Company's debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Prospectively, the Company does not consider there to be material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For the variable rate debt outstanding at June 30, 2000 and 1999, a hypothetical 10% adverse change in interest rates would have an unfavorable impact of $.5 million and $1.0 million respectively, on the Company's pre-tax earnings and cash flows.

FOREIGN CURRENCY EXCHANGE RATES

The Company enters into foreign exchange contracts to hedge certain balance sheet exposures in Europe and operating cost exposures related to manufacturing facilities in Mexico. The Company had foreign currency contracts outstanding of approximately $30.7 million at June 30, 2000 and $39 million at June 30, 1999. Assuming a hypothetical 10% adverse change in foreign exchange rates, the potential loss in value of the Company's forward contracts would have been $3.1 million at June 30, 2000 and $3.9 million at June 30, 1999.

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

                                          CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                  2000                1999              1998
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $293,575            $231,339          $244,040
Cost of sales                                                                 230,366             190,451           185,387
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   63,209              40,888            58,653
Research, sales, general and administrative                                    56,369              72,679            54,147
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                   6,840             (31,791)            4,506
Interest expense                                                                2,907               1,571             1,908
Other expense, net                                                              1,851               2,556             2,054
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
   provision (benefit) for income taxes                                         2,082             (35,918)              544
Provision (benefit) for income taxes                                              800             (11,600)              200
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                        1,282             (24,318)              344
Discontinued operations -
   Income from operations (net of taxes)                                        6,045              11,803            37,532
   Gain on disposal (net of taxes)                                             35,125              50,988                 -
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $ 42,452            $ 38,473          $ 37,876
===========================================================================================================================

Per common share basic:
   Income (loss) from continuing operations                                  $   0.05            $  (0.79)         $   0.01
   Income from discontinued operations                                           1.66                2.04              1.24
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $   1.71            $   1.25          $   1.25
===========================================================================================================================

Per common share diluted:
   Income (loss) from continuing operations                                  $   0.05            $  (0.79)         $   0.01
   Income from discontinued operations                                       $   1.65                2.04              1.24
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $   1.70            $   1.25          $   1.25
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                                 11

                                                     CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                         2000               1999
---------------------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash                                                                                     $       343        $      5,890
   Accounts receivable, less allowance for doubtful accounts of $3,299 in 2000
      and $1,564 in 1999                                                                         59,468              48,226
   Inventories                                                                                   42,069              40,480
   Deferred income taxes                                                                         15,644              30,401
   Prepaids and other assets                                                                      2,243               2,982
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            119,767             127,979
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land                                                                                           1,132               1,240
   Buildings and improvements                                                                    13,125              13,650
   Machinery and equipment                                                                       73,705              84,264
---------------------------------------------------------------------------------------------------------------------------
Less accumulated depreciation and amortization                                                   47,825              51,678
---------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                                40,137              47,476
---------------------------------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                                           115,827             308,169
Goodwill, less accumulated amortization of $7,537 in 2000 and $5,769 in 1999                     69,458              37,983
Deferred financing costs, intangible and other assets
   less accumulated amortization of $24,426 in 2000 and $23,844 in 1999                          55,484              54,613
---------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 400,673          $  576,220
===========================================================================================================================

                                                 12

                                             CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                          2000                1999
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                            $  47,973         $  47,164
   Accrued liabilities                                                                            30,011            50,813
   Current portion of long-term debt                                                               1,732             1,900
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         79,716            99,877
---------------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                                            62,308           177,281
Other long-term obligations                                                                       41,539            51,038
Deferred income taxes                                                                             32,904            43,139

Commitments and contingencies

Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized
   23,073,000 and 29,986,000 shares issued and outstanding in 2000 and 1999                          231                300
Additional paid-in capital                                                                       100,399            160,574
Retained earnings                                                                                108,662             66,210
Accumulated other comprehensive loss                                                             (25,086)           (22,199)
---------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                       184,206           204,885
---------------------------------------------------------------------------------------------------------------------------
                                                                                                $400,673          $576,220
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                          Accumulated
                                             Common stock              Additional        Retained            Other
                                   --------------------------------      paid-in         Earnings        Comprehensive
                                       Shares          Amount            capital          (Deficit)           Loss         Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                28,259,000         $282           $129,151          $(10,139)        $(17,020)      $102,274
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                513,000            5              4,630                 -                -          4,635
Restricted stock grants                   40,000            1              1,215                 -                -          1,216
Debt conversion                        2,472,000           25             38,944                 -                -         38,969
Share value trust                        200,000            2              3,055                 -                -          3,057
Unearned employee compensation                 -            -             (2,960)                -                -         (2,960)
Tax benefit for options exercised              -            -              2,427                 -                -          2,427
Net income                                     -            -                  -            37,876                -         37,876
Translation adjustments                        -            -                  -                 -            2,064         2,064
Comprehensive income - 1998                    -            -                  -                 -                -         39,940
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                31,484,000         $315           $176,462          $ 27,737         $(14,956)      $189,558
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                108,000            1                985                 -                -            986
Share value trust                              -            -             (1,006)                -                -         (1,006)
Unearned employee compensation                 -            -                911                 -                -            911
Share repurchase/retirement           (1,606,000)         (16)           (16,916)                -                -        (16,932)
Tax benefit for options exercised              -            -                138                 -                -            138
Net income                                     -            -                  -            38,473                -         38,473
Translation adjustments                        -            -                  -                 -           (7,243)        (7,243)
Comprehensive income - 1999                    -            -                  -                 -                -         31,230
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                29,986,000         $300           $160,574          $ 66,210         $(22,199)      $204,885
----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                195,000            2              1,730                 -                -          1,732
Share value trust                              -            -               (303)                -                -           (303)
Unearned employee compensation                 -            -                303                 -                -            303
Share repurchase/retirement           (7,108,000)         (71)           (62,320)                -                -        (62,391)
Tax benefit for options exercised              -            -                415                 -                -            415
Net income                                     -            -                  -            42,452                -         42,452
Translation adjustments                        -            -                  -                 -           (2,887)        (2,887)
Comprehensive income - 2000                    -            -                  -                 -                -         39,565
----------------------------------------------------------------------------------------------------------------------------------
                                      23,073,000         $231           $100,399          $108,662         $(25,086)      $184,206
----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED JUNE 30,
(AMOUNTS IN THOUSANDS)                                                                     2000              1999            1998
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Income (loss) from continuing operations                                          $   1,282         $ (24,318)      $    344
Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities:
         Depreciation and amortization                                                     13,338            14,245         11,425
         Changes in operating assets and liabilities of continuing operations             (21,844)          (10,328)       (14,876)
----------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                          (8,506)            3,917         (3,451)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                      (7,224)          (20,401)        (3,107)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase and investment in companies, net of cash acquired                             (48,245)                -        (29,001)
   Proceeds from sale of businesses and other assets                                      255,445           117,177            111
   Capital expenditures                                                                    (8,375)          (13,903)       (17,162)
   Other investments                                                                            -              (499)         3,792
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                       198,825           102,775        (42,260)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Borrowings under bank and other long-term obligations                                        -                 -         48,177
   Proceeds from issuance of common stock                                                   1,732               986          4,635
   Repurchase of common stock                                                             (62,391)          (16,932)             -
   Repayment of bank and other long-term obligations                                     (115,141)          (65,533)             -
   Increase in deferred financing costs                                                      (746)                -           (102)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                      (176,546)          (81,479)        52,710
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                 15,055               895          7,343
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from discontinued operations:
      Income from discontinued operations                                                   6,045            11,803         37,532
Adjustments to reconcile income to net cash used in
      discontinued operations:
         Depreciation and amortization                                                     11,208            22,996         26,980
         Changes in operating assets and liabilities of discontinued operations           (28,750)           (8,139)       (37,735)
         Capital expenditures                                                              (9,105)          (26,929)       (33,804)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in discontinued operations                                                $ (20,602)        $    (269)      $ (7,027)
==================================================================================================================================

Net increase (decrease) in cash                                                            (5,547)              626            316
Cash at the beginning of the year                                                           5,890             5,264          4,948
----------------------------------------------------------------------------------------------------------------------------------
Cash at the end of the year                                                             $     343         $   5,890       $  5,264
==================================================================================================================================

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


ACCOUNTING FOR STOCK OPTIONS

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related interpretations, in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant. The Company has adopted the disclosure-only option under SFAS No. 123.


RECENT ACCOUNTING PRONOUNCEMENTS

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

RESEARCH AND DEVELOPMENT

Expenditures for research and development are charged to expense as incurred and aggregated $8,125, $10,959 and $12,982 for the years ended June 30, 2000, 1999, and 1998, respectively. Research and development costs are classified in the accompanying Consolidated Statements of Income as operating expenses (after Gross profit) for all periods presented.


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


DEFERRED FINANCING COSTS, INTANGIBLE AND OTHER ASSETS

Costs incurred to obtain financing are deferred and amortized over the term of the financing. Amortization expense relating to deferred financing costs was $582, $708 and $741 for the years ended June 30, 2000, 1999 and 1998, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $1,768, $874, and $533 for the years ended June 30, 2000, 1999, and 1998, respectively.


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


EARNINGS PER SHARE

The consolidated financial statements are presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and upon the assumed conversion of the Company's Convertible Notes in fiscal 1998 as if conversion to common shares had occurred at the beginning of the fiscal year. Earnings have also been adjusted for interest expense on the Convertible Notes in fiscal 1998.


FISCAL YEAR

The Company uses a fifty-two, fifty-three week fiscal year which ends on Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal year 2000 contained 53 weeks, fiscal years 1999 and 1998 contained 52 weeks each.

2. ACQUISITIONS

On July 23, 1999, the Company purchased the assets of Electric Motor Systems, Inc., Electromotive Systems, Inc., and EMS/Rosa Automation Engineering, Inc., (The EMS Group) for cash of approximately $38.3 million. The Company acquired assets of approximately $19.8 million and assumed liabilities of $8.1 million. Costs in excess of net assets acquired approximated $26.6 million and are being amortized over forty years. The EMS Group manufactures and purchases for re-sale, adjustable speed drives. On December 16, 1999 the Company purchased the shares of Mondel ULC, a Nova Scotia unlimited liability company for approximately $10 million. The Company acquired assets of approximately $2.5 million and assumed liabilities of $.3 million. Costs in excess of net assets acquired approximated $7.8 million and are also being amortized over forty years. Mondel ULC manufactures a variety of industrial brakes for the crane and hoist market. Both acquisitions have been accounted for under the purchase method of accounting and, accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values. Both acquisitions were financed from the Company's revolving credit facility.

Operating results of the EMS Group and Mondel ULC were included in the Company's consolidated results effective as of the acquisition dates. The following pro forma information includes the operations of the acquired entities for fiscal years 2000 and 1999 as if the respective transactions had occurred on the first day of each of the respective fiscal years.

                                                               (pro forma)     (pro forma)
                                                                  2000            1999
-------------------------------------------------------------------------------------------
Net sales                                                      $ 296,814        $ 287,448
Income (loss) from continuing operations                           1,576          (25,324)
Net income                                                     $  42,746        $  37,467

Continuing operations
Basic EPS                                                      $    0.06        $   (0.82)
Diluted EPS                                                    $    0.06        $   (0.82)

Net income
Basic EPS                                                      $    1.72        $    1.22
Diluted EPS                                                    $    1.71        $    1.22



The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

3. DISCONTINUED OPERATIONS

The accompanying financial statements have been re-stated to conform to discontinued operations treatment for all historical periods. The results of the Company's electrical products businesses (Generators, Motors, Lighting Products and Transformers) are included within discontinued operations.

In April, 1999 the Company sold its Generator business to Emerson Electric, and in August, 1999 the Company sold its Motor business to A. O. Smith. Pre-tax proceeds received from the sale of the Generator and Motor businesses were $115 million and $253 million respectively. Proceeds from the sales were used to repay borrowings under the Bank loan agreement, repurchase shares of its common stock and fund acquisitions made in fiscal year 2000.

On December 23, 1999, the Company sold its European Magnetic Lighting business to a group including former and current management. Net assets of the Company's German operations and certain inventory and fixed assets located in Milan, Italy were included in the transaction. Net proceeds, including the assumption of debt by the buyers, approximated $2.5 million. In addition, the buyers agreed to indemnify MagneTek for substantially all past, present and future obligations in connection with the business' operations in Germany. In connection with the sale, the Company also announced the closure of its Milan factory.

The Company will divest its Lighting Products and Transformer businesses and expects to complete the divestitures within one year.

The operating results of discontinued operations are as follows:


Year ended June 30                                                2000          1999          1998
-----------------------------------------------------------------------------------------------------
Net sales                                                       $ 452,274     $ 891,341     $ 953,149
Income before provision for income taxes                            9,745        17,403        58,632
Provision for income taxes                                          3,700         5,600        21,100
-----------------------------------------------------------------------------------------------------
Income from discontinued operations                             $   6,045     $  11,803     $  37,532
-----------------------------------------------------------------------------------------------------


A portion of the Company's interest expense has been allocated to discontinued operations in accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations." (interest expense allocated to discontinued operations was $3.3 million in fiscal 2000, $17.3 million in fiscal 1999 and $14.7 million in fiscal 1998). Taxes have been allocated using the same overall rate incurred by the Company in each of the fiscal years presented.

Net income for the year ended June 30, 2000 includes a $35,125 (including a tax benefit of $3,000) gain on the sale of the Company's Motor and European Lighting business included in discontinued operations. Net income for the year ended June 30, 1999 includes a $50,988 (net of taxes of $24,000) gain on the sale of the Company's Generator business included in discontinued operations.


4. REPOSITIONING COSTS

During the year ended June 30, 1999, the Company established repositioning reserves of $34,400 (continuing operations of $21,600 and discontinued operations of $12,800) associated with downsizing, inventory adjustments, severance costs and other asset write-downs. In fiscal 2000, the Company had approximately $7,000 in cash outflows associated with these reserves and $26,400 in non-cash charges. Fiscal year 2000 non-cash activity included the elimination of $1,800 in reserves established for liabilities associated with certain leases included in fiscal 1999 repositioning reserves. The Company has eliminated this liability through the acquisition of a sub-tenant. Remaining repositioning reserves at June 30, 2000 were approximately $1,000. The Company believes the remaining reserves are adequate to cover the outstanding liabilities.


5. INVENTORIES

Inventories at June 30, consist of the following:

                                                                         2000             1999
-------------------------------------------------------------------------------------------------
Raw materials and stock parts                                           $23,729           $18,111
Work-in-process                                                           8,057            10,890
Finished goods                                                           10,283            11,479
-------------------------------------------------------------------------------------------------
                                                                        $42,069           $40,480
-------------------------------------------------------------------------------------------------


6. LONG-TERM DEBT AND BANK BORROWING ARRANGEMENTS

Long-term debt at June 30, consists of the following:

                                                                                         2000               1999
------------------------------------------------------------------------------------------------------------------
Revolving bank loans                                                                   $ 58,466           $173,284
Miscellaneous installment notes, capital leases and other obligations at rates
   ranging from 4.00 percent to 9.50 percent, due through 2005                            5,574              5,897
------------------------------------------------------------------------------------------------------------------
                                                                                       $ 64,040           $179,181
Less current portion                                                                      1,732              1,900
------------------------------------------------------------------------------------------------------------------
                                                                                       $ 62,308           $177,281
------------------------------------------------------------------------------------------------------------------


BANK BORROWING ARRANGEMENTS

At June 30, 2000, the Company had an agreement with a group of banks to lend up to $200,000 under a revolving loan facility through June, 2002. Borrowings under the agreement (the "Bank Loan Agreement") bear interest at the bank's prime lending rate or, at the Company's option, the London Interbank Offered Rate plus one and one-half percent. These rates may be reduced or increased based on the level of certain debt-to-cash flow ratios. At June 30, 2000, borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 8.4%. The Company is required to pay a commitment fee of .35 percent on unused commitments.

Effective July 30, 1999, the Company amended its Bank Loan Agreement to reduce the lending commitment from $350,000 to $200,000 to reflect lower borrowing requirements as a result of proceeds received from the sale of the motor and generator operations. The Company further amended its Bank Loan Agreement to adjust covenants to reflect the reclassification of the motor and generator businesses as discontinued operations and the impact of charges associated with the Company's downsizing program. All other terms and conditions remain substantially the same. Borrowings under the Bank Loan Agreement are secured by domestic accounts receivable and inventories and by stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow.

The Company's European subsidiary has certain limited local borrowing arrangements to finance working capital needs. The borrowings under these arrangements are secured by accounts receivable and inventories of the subsidiary. The Company has provided parent guarantees to the local banks which provide the related financing.

Aggregate principal maturities on long-term debt outstanding at June 30, 2000 are as follows:


                  YEAR ENDED JUNE 30
-------------------------------------------------------------------------------
                  2001                                              $  1,732
                  2002                                                58,385
                  2003                                                 1,117
                  2004                                                   805
                  2005                                                   644
                  Thereafter                                           1,357
-------------------------------------------------------------------------------


7. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

                                                                                         2000              1999          1998
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
    Income (loss) from continuing operations                                           $  1,282        $ (24,318)     $     344
    Income from discontinued operations                                                   6,045           11,803         37,532
    Gain on sale of discontinued businesses (net of taxes)                               35,125           50,988              -
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                             $ 42,452        $  38,473      $  37,876

   Weighted average shares for basic earnings per share                                  24,862           30,774         30,417

Basic earnings per share:
    Income (loss) from continuing operations                                           $   0.05        $   (0.79)     $    0.01
    Income from discontinued operations                                                    0.25             0.38           1.24
    Gain on sale of discontinued businesses (net of taxes)                                 1.41             1.66              -
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                               $   1.71        $    1.25      $    1.25

Diluted earnings per share:
   Income (loss) from continuing operations                                            $  1,282        $ (24,318)     $     344
   Income from discontinued operations                                                    6,045           11,803         37,532
   Gain on sale of discontinued businesses (net of taxes)                                35,125           50,988              -
   Interest savings on convertible debt to equity                                             -                -              *
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                             $ 42,452        $  38,473      $  37,876

Weighted average shares for basic earnings per share                                     24,862           30,774         30,417
   Effect of dilutive stock options                                                          85                *              *
   Effect of convertible debt to equity                                                       -                -              *
-------------------------------------------------------------------------------------------------------------------------------
   Weighted average shares for diluted earnings per share                                24,947           30,774         30,417

Diluted earnings per share:
   Income (loss) from continuing operations                                            $   0.05        $   (0.79)     $    0.01
   Income from discontinued operations                                                     0.24             0.38           1.24
   Gain on sale of discontinued businesses (net of taxes)                                  1.41             1.66              -
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                             $   1.70        $    1.25      $    1.25


  *IN FISCAL YEARS 1999 AND 1998, THE EFFECT OF CONVERTIBLE SECURITIES AND
   EMPLOYEE STOCK OPTIONS ARE ANTI-DILUTIVE AS TO EARNINGS PER SHARE AND ARE IGNORED IN THE COMPUTATION OF THE DILUTIVE EARNING PER SHARE IN THOSE PERIODS.


8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values. At June 30, 2000, the Company had foreign exchange forward contracts, which if liquidated would result in an approximate gain of $286.

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related materials are purchased. The Company also uses certain foreign exchange contracts to minimize its risk of loss from fluctuations in exchange rates. These contracts relate to hedging peso fluctuations as the Company has significant Mexican manufacturing operations and lira contracts to hedge against positions of significant foreign currency receivables. Gains and losses from these transactions are recorded in cost of sales as the contracts are liquidated. Due to significantly lower debt levels, the Company liquidated all interest rate swaps in fiscal year 2000. The Company does not use derivative financial instruments for speculative or trading purposes.

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

                                                               2000               1999
----------------------------------------------------------------------------------------
Interest rate swaps                                           $     -           $100,000
Currency forward contracts                                      30,739            38,508
Copper forward contracts                                        12,887            15,988
Aluminum forward contracts                                         978                 -
----------------------------------------------------------------------------------------


As of June 30, 2000 the Company had approximately 16 million pounds of copper under futures contracts with an average cost per pound of $0.83. Copper under contract represents 74% of the Company's fiscal 2001 estimated requirements and no contract extends beyond the end of fiscal year 2001. At the end of fiscal 2000, the Company had approximately one million pounds of aluminum under futures contracts at an average cost per pound of $0.74. Aluminum under contract represents approximately 62% of the Company's fiscal 2001 requirements and no contract extends beyond fiscal 2001. The Company has purchased forward contracts equal to 53% of its peso requirements for fiscal 2001 at an average rate of 10.3 pesos to the dollar. No contracts extend beyond the end of fiscal 2001. Unrealized gains as of June 30, 2000 on copper, pesos, and lira were not material to the Company. Hedging activities related to copper and peso contracts are specific to discontinued operations and activity will cease in this area when these operations are divested.


10. INCOME TAXES

Income tax expense (benefit) is allocated in the financial statements as follows:


YEAR ENDED JUNE 30                                                                  2000              1999           1998
--------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) attributable to continuing operations               $    800         $(11,600)       $   200
Discontinued operations                                                               700           29,600         21,100
--------------------------------------------------------------------------------------------------------------------------
Total                                                                            $  1,500         $ 18,000        $21,300
--------------------------------------------------------------------------------------------------------------------------


The expense for income taxes applicable to continuing operations is as follows:


YEAR ENDED JUNE 30                                                                  2000              1999           1998
--------------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                        $(7,167)         $(18,766)      $    85
   State                                                                               855            1,001            19
   Foreign                                                                           2,590             (758)          119
Deferred:
   Federal                                                                           4,765            4,168           (28)
   State and Foreign                                                                  (243)           2,755             5
--------------------------------------------------------------------------------------------------------------------------
                                                                                  $    800         $(11,600)      $    200
--------------------------------------------------------------------------------------------------------------------------


A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations is as follows:

                                                                   2000                     1999                   1998
------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30                                          Amount         %         Amount         %        Amount        %
------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) computed at the statutory rate        $    729        35.0     $(12,621)       35.0       $190        35.0
State income taxes, net of federal benefit                     556        26.4          (16)          -         21         3.8
Foreign tax rates in excess of federal statutory rate       (1,607)      (76.4)       3,197        (8.9)        61        11.2
Decrease in valuation allowance for
   deferred tax assets                                           -           -      (18,176)       50.4        (92)      (16.8)
Provision for additional taxes                               1,056        50.2       15,680       (43.6)        12         2.3
Other--net                                                      66         2.8          336        (0.9)         8         1.5
------------------------------------------------------------------------------------------------------------------------------
                                                          $    800        38.0     $(11,600)       32.0       $200        37.0
------------------------------------------------------------------------------------------------------------------------------


Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $9,812, $(1,239) and $6,847 for the years ended June 30, 2000, 1999 and 1998.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 2000 and 1999 follows:


YEAR ENDED JUNE 30                                                                                  2000              1999
----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization (including differences in the basis of acquired assets)           $33,057           $46,524
   Prepaid pension asset                                                                            13,732            12,644
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                      46,789            59,168
----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement medical benefit obligation                                                        13,885            17,329
   Warranty reserves                                                                                 4,072            12,598
   Inventory and other reserves (including restructuring)                                           11,572            16,503
----------------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                                     29,529            46,430
----------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                         $17,260           $12,738
----------------------------------------------------------------------------------------------------------------------------


The Company has determined that as of June 30, 2000 it is more likely than not, that the deferred tax asset will be realized. Therefore, no valuation allowance is necessary.


11. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 2000 total $29,429 and are payable in future fiscal years as follows: $5,710 in 2001; $4,856 in 2002; $3,362 in 2003; $2,424 in 2004; $2,404 in 2005 and $10,673 thereafter.

Rent expense for the years ended June 30, 2000, 1999 and 1998, was $3,861, $3,915 and $2,588, respectively.

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


LITIGATION--PATENT

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging the Company is infringing seven of his patents pertaining to electronic ballast technology. The plaintiff seeks an unspecified amount of damages and an injunction to preclude the Company from making, using or selling those products allegedly infringing his patents. The Company denies that it has infringed, or is infringing, any of the plaintiff's patents, and has asserted several affirmative defenses. The Company also filed a counterclaim seeking judicial declaration that it is not infringing (and has not infringed) the patents asserted by the plaintiff, and that such asserted patents are invalid. The Company intends to defend this matter vigorously. At this stage of the litigation, it is difficult to predict the outcome of the foregoing legal proceeding. However, management of the Company does not believe that the financial impact of such litigation will be material.


ENVIRONMENTAL MATTERS--GENERAL

The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response to such a discovery, the Company conducts remediation activities to bring the facility into compliance with applicable laws and regulations. The Company's remediation activities for fiscal 2000 did not entail material expenditures, and its remediation activities for fiscal 2001 are not expected to entail material expenditures. Future remediation of contaminated areas could entail material expenditures, depending upon the extent and nature of the contamination, the cleanup measures employed and the concurrence of governmental authorities.


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

ENVIRONMENTAL MATTERS -- EFFECT OF FRUIT OF THE LOOM BANKRUPTCY

A company obligated to indemnify MagneTek against certain environmental liabilities, Fruit of the Loom, Inc. ("FOL"), has filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code. MagneTek acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of FOL. In connection with that acquisition, the predecessor of FOL indemnified MagneTek against certain environmental liabilities arising from Universal's pre-acquisition activities. Environmental liabilities covered by the FOL indemnity include completion of additional cleanup activities (if any) at MagneTek's Bridgeport, Connecticut facility, and defense and indemnity of MagneTek concerning offsite disposal locations where MagneTek may have a share of potential response costs. MagneTek has filed a proof of claim in FOL's bankruptcy proceeding for matters governed by the FOL environmental indemnity.


ENVIRONMENTAL MATTERS--OFFSITE LOCATIONS

The Company has been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several offsite locations. Based on the nature of its alleged connections to those sites, the volume and the nature of the alleged contaminants, anticipated cleanup costs, the number of parties participating, any available indemnification rights and the ability of other liable parties to pay their shares, the Company's estimated share in liability (if any) at the offsite facilities is not expected to be material. It is possible that the Company's actual expenditures at those sites may be less or greater than currently anticipated, and that the Company will be named as a potentially responsible party in the future with respect to other sites.


ENVIRONMENTAL MATTERS--INDEMNIFICATION OBLIGATIONS FROM DIVESTITURES

In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the divested operations. The Company's indemnification obligations pursuant to such agreements did not entail material expenditures for fiscal 2000, and its indemnification obligations for fiscal 2001 are not expected to entail material expenditures. Future expenditures pursuant to such agreements could be material, depending upon the nature of any future asserted claims subject to indemnification.


LETTERS OF CREDIT

The Company had approximately $11,816 of outstanding letters of credit as of June 30, 2000. The Company may issue up to $40,000 of letters of credit under the Bank Loan Agreement.


12. STOCK OPTION AGREEMENTS

The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units and one of the Plans also provides for the issuance of incentive bonuses and incentive stock. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 4,000,000. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments.

A summary of certain information with respect to options under the Plans follows:

YEAR ENDED JUNE 30                                     2000               1999             1998
---------------------------------------------------------------------------------------------------
Options outstanding, beginning of year               4,729,325          4,346,621        3,650,485
Options granted                                      1,958,568          1,065,773        1,605,424
Options exercised                                     (195,528)          (108,129)        (512,534)
Weighted average exercise price                    $      8.86        $      9.06      $      9.95
---------------------------------------------------------------------------------------------------
Options cancelled                                   (1,853,456)          (574,940)        (396,754)
---------------------------------------------------------------------------------------------------
Options outstanding, end of year                     4,638,909          4,729,325        4,346,621
Weighted average price                             $     12.29        $     14.19      $     14.08
---------------------------------------------------------------------------------------------------
Exercisable options                                  2,456,295          3,037,261        1,964,593
---------------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options as of June 30, 2000.

                                                 Exercisable                          Outstanding
                                        ---------------------------------------------------------------------------
                                                          Weighted                      Weighted        Weighted
                                                           average                       average        average
                                                          exercise                      exercise        remaining
                                             Options        price         Options         price        contractual
RANGE OF EXERCISE PRICE PER SHARE          exercisable    per share     outstanding     per share     life (years)
-------------------------------------------------------------------------------------------------------------------
Under $10.00                                 488,702       $  8.76       2,145,702      $  8.83           8.22
$10.00-$12.50                                185,785         10.19         185,785        10.19           4.99
$12.51-$15.00                                639,965         13.52         957,563        13.43           5.90
Over $15.00                                1,141,843         17.36       1,349,859        17.27           5.67
-------------------------------------------------------------------------------------------------------------------
Total                                      2,456,295        $14.10       4,638,909       $12.29           6.87
-------------------------------------------------------------------------------------------------------------------

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

                                                          Options
                                             --------------------------------
                                              2000           1999       1998
-----------------------------------------------------------------------------
Expected life (years)                          5.6           5.3        5.1
Expected stock price volatility               39.1%         38.0%      37.0%
Risk-free interest rate                        6.1%          5.4%       6.0%
-----------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:


(THOUSANDS EXCEPT PER SHARE AMOUNTS)                              2000             1999            1998
----------------------------------------------------------------------------------------------------------
Net income--as reported                                         $  42,452      $   38,473       $   37,876
Net income--pro forma                                           $  41,750      $   34,644       $   34,597
Basic net income per share--as reported                         $    1.71      $     1.25       $     1.25
Basic net income per share--pro forma                           $    1.68      $     1.18       $     1.17
Diluted net income per share--as reported                       $    1.70      $     1.25       $     1.25
Diluted net income per share--pro forma                         $    1.67      $     1.15       $     1.12
----------------------------------------------------------------------------------------------------------


Because SFAS 123 is applicable only to awards granted subsequent to fiscal years beginning after December 31, 1994, its pro forma effect has not been fully reflected until approximately 1999. In fiscal year 1998 a total of 1,605,424 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these options were $17.56 and $7.49, respectively. In fiscal year 1999 a total of 1,605,773 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $14.07 and the average fair value of these options were $6.06. In fiscal year 2000, a total of 1,958,568 options were granted with exercise prices equal to the market price of the stock in the grant date. The weighted average exercise price was $9.07 and the average fair value of these options were $4.02.


The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 2000 SARs with respect to 4,000 shares, with a weighted average exercise price of $14.92 were outstanding under these plans.

13. EMPLOYEE BENEFIT PLANS

Benefit obligations, at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 2000 and 1999 are as follows:


                                                                        Pension Benefits                      Other Benefits
---------------------------------------------------------------------------------------------------------------------------------
                                                                      2000            1999                 2000            1999
---------------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year                             $169,243        $175,776            $  24,147       $  23,748
Service cost                                                           2,024           5,125                    9              98
Interest cost                                                         10,388          11,873                1,157           1,769
Plan participants' contributions                                         110             107                1,029             896
Amendments                                                             1,490               -               (5,752)              -
Actuarial (gain)/loss                                                 (5,894)        (15,563)              (3,779)          2,447
Curtailment (gain)/loss                                                  (84)              -                    -          (1,105)
Settlement (gain)/loss                                               (29,118)              -               (1,447)              -
Benefits paid                                                         (8,971)         (8,075)              (2,660)         (3,706)
---------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                   $139,188        $169,243            $  12,704       $  24,147


Change in Plan Assets
Fair value of plan assets at beginning of year                      $189,010        $189,604                    -               -
Actual return on plan assets                                          (3,533)          1,374                    -               -
Employer contributions                                                 1,865           6,000                1,631           2,810
Plan participants' contributions                                         110             107                1,029             896
Benefits paid                                                         (8,971)         (8,075)              (2,660)         (3,706)
Settlements                                                          (30,061)              -                    -               -
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                            $148,420        $189,010                    -               -


Funded status                                                       $  9,232        $ 19,767            $ (12,704)      $ (24,147)
Unrecognized transition amount                                          (525)           (968)                   -               -
Unrecognized net actuarial (gain)/loss                                24,955          13,628              (16,949)        (15,797)
Unrecognized prior service cost                                        1,638              78               (6,041)         (4,604)
---------------------------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                                      $ 35,300        $ 32,505            $ (35,694)      $ (44,548)


Weighted-Average Assumptions as of June 30
Discount rate                                                           8.00%           7.50%                8.00%           7.50%
Expected return on plan assets                                          9.50%           9.50%                N/A             N/A
Rate of compensation increase                                           5.75%           5.50%                N/A             N/A

For measurement purposes, a 6.75% annual rate of increase in the per capita cost of covered health benefits was assumed for the first eight years and 5.0% thereafter.

Pension plan assets include $6,000 in company stock.

Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 2000, 1999 and 1998 are as follows:

                                                            Pension Benefits                             Other Benefits
--------------------------------------------------------------------------------------------------------------------------------
                                                  2000           1999          1998            2000           1999         1998
--------------------------------------------------------------------------------------------------------------------------------
Components of Net
Periodic Benefit Cost (Income)
Service cost                                     $  2,024     $   5,125    $   4,542      $        9      $      98     $    143
Interest cost                                      10,388        11,873       11,179           1,157          1,769        1,682
Expected return on plan assets                    (14,544)      (18,182)     (15,927)              -              -            -
Amortization of transition amount                    (268)         (322)        (322)              -              -            -
Amortization of prior service cost                    (28)         (315)        (335)           (408)          (917)      (1,024)
Recognized net actuarial (gain)/loss                  208             -            -          (1,275)        (1,140)      (1,719)
--------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                        $ (2,220)    $  (1,821)   $    (863)     $     (517)      $   (190)    $   (918)
Curtailment/settlement (gain)/loss                  1,290           (40)         (24)         (6,705)        (3,882)      (1,337)
--------------------------------------------------------------------------------------------------------------------------------
Net benefit cost                                 $    (930)   $  (1,861)   $    (887)     $   (7,222)      $ (4,072)    $ (2,255)

MagneTek recognized a curtailment/settlement gain or loss in each of the fiscal years resulting from the following:

2000 Fiscal Year: The sale of the Motor Division.
1999 Fiscal Year: The sale of the Generator Division.
1998 Fiscal Year: The closing of the Mendenhall and Huntington facilities.

The health care plans are contributory, with participants' contributions adjusted annually. The life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for Fiscal Year 2001:

                                                                             1-Percentage Point             1-Percentage Point
                                                                                  Increase                       Decrease
-------------------------------------------------------------------------------------------------------------------------------
Effect of total service and interest cost components
   -based on 7.5% discount rate                                                     $ 70                          $  (80)
Effect on postretirement benefit obligation
   -based on 8.0% discount rate                                                     $  0                          $ (265)

The Company has implemented a contribution policy for retiree health coverage effective January 1, 2000 that essentially removes any incremental cost to the Company in the event health insurance trend rates exceed five percent.


In addition to the defined benefit retirement plans and health care plans, the Company contributes to a defined contribution savings plan. Company contributions were $531, $992 and $1,083 during the plan years ending March 2000, 1999 and 1998, respectively.

14. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the company through fiscal 2002 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $904, $805 and $772 for the years ended June 30, 2000, 1999 and 1998, respectively.

During the years ended June 30, 2000, 1999 and 1998, the Company paid approximately $36, $120 and $270, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder.

The Company has retained ING Barings to act as its agent in connection with the purchase of stock under its 10 million share repurchase program. Commissions paid to ING Barings during fiscal 2000 amounted to $283. The Company also engaged ING Barings to evaluate strategic alternatives for its lighting operation in the fourth quarter of fiscal 2000, pursuant to which ING Barings was paid a retainer of $100. During the engagement, ING Barings will be reimbursed for all reasonable expenses and if the lighting business is sold, it will receive a percentage of the transaction value based on a sliding scale. One of the Company's directors is a Principal of ING Barings LLC.


15. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                                                                 2000               1999
---------------------------------------------------------------------------------------------------------------------------
Salaries, wages and related items                                                              $  9,513           $ 14,615
General insurance                                                                                 4,898              5,407
Income taxes                                                                                        668             14,141
Other                                                                                            14,932             16,650
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 30,011           $ 50,813
===========================================================================================================================


16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating assets and liabilities of continuing operations follows:

YEAR ENDED JUNE 30,                                                                 2000             1999           1998
---------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in accounts receivable                                      $   1,382         $   6,828      $  (5,025)
(Increase) decrease in inventories                                                  7,244            (3,953)         2,346
(Increase) decrease in prepaids and other current assets                              847               187           (315)
(Increase) decrease in other operating assets                                      (1,364)            3,177        (19,819)
Increase (decrease) in accounts payable                                            (5,783)           (1,550)         6,690
Increase (decrease) in accrued liabilities                                        (29,033)            4,689          7,902
Increase (decrease) in deferred income taxes                                        7,658           (16,104)        (2,411)
Increase (decrease) in other operating liabilities                                 (2,795)           (3,602)        (4,244)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 $(21,844)        $ (10,328)      $(14,876)
===========================================================================================================================

Cash paid for interest and income taxes follows:
   Interest                                                                      $  6,171         $  18,241       $ 15,938
   Income taxes                                                                  $  6,967         $   5,931       $  8,134
===========================================================================================================================

17. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company currently operates within a single business segment termed Digital Power Products. Within the segment there exist two product lines, power control products and motion control products. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has a single customer whose revenues represented 16%, 18% and 16% of the Company's total revenues in fiscal years 2000, 1999 and 1998. Outstanding receivables with the Company's largest customer were 12%, 18% and 12% of the total receivables of the Company as of the year-end in fiscal years 2000, 1999 and 1998. Beyond the Company's single largest customer there is no significant concentration of credit risk.

During the year ended June 30, 2000, sales of power control products were $158,950 and sales of motion control products were $134,625 as compared to power control products of $150,727 and motion and control products of $80,612 for the year ended June 30, 1999. Sales of motion control products increased $54,013 in fiscal 2000 due the acquisition of the EMS Group and Mondel ULC. During the year ended June 30, 1998, sales of power control products were $150,625 and sales of motion control products were $93,415.

Information with respect to the Company's foreign subsidiaries follows:

FOR THE YEAR ENDED JUNE 30                                                         2000              1999            1998
---------------------------------------------------------------------------------------------------------------------------
Sales                                                                            $ 75,685         $ 81,349        $ 85,243
Operating income                                                                    5,727            4,433           7,241
Identifiable assets                                                                90,322          113,029         115,410
Capital expenditures                                                                5,644            9,734          14,355
Depreciation and amortization                                                       7,731            8,732           7,296
===========================================================================================================================

Operating income for the foreign subsidiaries does not include any allocation of corporate costs incurred in the United States. Sales by foreign subsidiaries include only sales of products that are made to customers outside of the U.S.

The Company's foreign operations outside of Europe are not material. Export sales from the United States were $5,580, $5,152 and $8,178 in 2000, 1999 and 1998 respectively.


18. QUARTERLY RESULTS (UNAUDITED)

2000 QUARTER ENDED                                                SEPT. 30         DEC. 31         MAR. 31         JUNE 30
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $71,172         $ 66,681        $ 78,260        $ 77,462
Gross profit                                                       14,470           16,406          17,266          15,067
Provision (benefit) for income taxes                                  267              339             769            (575)
Income (loss) from continuing operations                          $   434         $    556        $  1,254        $   (962)
Net income                                                        $38,008         $  4,095        $  3,664        $ (3,315)
Per common share:
   Basic:
      Income (loss) from continuing operations                    $  0.01         $   0.02       $    0.05        $  (0.04)
      Net income                                                  $  1.29         $   0.17       $    0.16        $  (0.14)
   Diluted:
      Income (loss)from continuing operations                     $  0.01         $   0.02       $    0.05        $  (0.04)
      Net income                                                  $  1.29         $   0.17       $    0.16        $  (0.14)
===========================================================================================================================

1999 QUARTER ENDED                                                SEPT. 30         DEC. 31         MAR. 31        JUNE 30
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $53,741          $62,909        $ 57,868        $ 56,821
Gross profit                                                       10,864           11,876          11,200           6,948
Provision (benefit) for income taxes                                 (831)          (1,045)         (1,186)         (8,538)
Income (loss) from continuing operations                          $(1,767)         $(2,222)       $ (2,520)       $(17,809)
Net income                                                        $ 9,017          $ 2,418        $  4,538        $ 22,500
Per common share:
   Basic:
      Income (loss) from continuing operations                    $ (0.06)         $ (0.07)       $  (0.08)       $  (0.58)
      Net income                                                  $  0.29          $  0.08        $   0.15        $   0.74
   Diluted:
      Income (loss) from continuing operations                    $ (0.06)         $ (0.07)       $  (0.08)       $  (0.58)
      Net income                                                  $  0.29          $  0.08        $   0.15        $   0.74
===========================================================================================================================

                                       32

                 REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
MagneTek, Inc.


We have audited the accompanying consolidated balance sheets of MagneTek, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MagneTek, Inc. at June 30, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                        ERNST & YOUNG LLP

Nashville, Tennessee
August 18, 2000



                                       33