Form 10-K405, Exhibit 13
period 2001-07-01
MAGNETEK INC
filed 2001-10-01
CIK 751085

QuickLinks -- Click here to rapidly navigate through this document

2001 MAGNETEK ANNUAL REPORT AND FORM 10K

TABLE OF CONTENTS

Letter to Stockholders	1
Selected Financial Data	6
Management's Discussion and Analysis	7
Consolidated Financial Statements	11
Notes to Consolidated Financial Statements	15
Auditor's Report	33
Form 10-K
Directors & Officers
Stockholder Information

    This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties which, in many cases, are beyond the control of the Company. These include but are not limited to economic conditions in general, business conditions in electrical and electronic equipment markets, competitive factors such as pricing and technology, risks associated with aquisitions and divestitures, and the risk that the Company's ultimate costs of doing business exceed present estimates. Further information on factors which could affect Magnetek's financial results are described in the Company's filings with the Securities and Exchange Commission.

Dear Fellow Stockholder:

    On June 30th, the last day of our fiscal year, we completed two years of restructuring aimed at transforming Magnetek from a primarily electrical products company into a technology-based company capable of substantial, sustainable value creation. The year's results for continuing operations suggest that we are achieving our objectives.

  •
  While reported revenue grew 2% to $298.3 million, pro forma revenue* increased 19% year-over-year.

*
Excluding revenues of divested operations.

•
Gross profit rose 21% to $76.8 million (25.7% of revenue) from $63.2 million (21.5% of revenue) in fiscal 2000.

•
Operating profit almost tripled to $21.0 million (7.0% of revenue), up from $6.8 million (2.3% of revenue) in fiscal 2000.

•
Income from continuing operations grew nearly seven-fold to $9.1 million or $.39 per diluted share against $1.3 million or $.05 per diluted share in 2000.

    As this report goes to press, we mourn for those who lost their lives in the terrorist attacks of September 11th. All of us at Magnetek wish to express our deepest sympathy to their families and our great appreciation and admiration for the heroic efforts of the rescue workers.

    Unquestionably, the events of September 11th will affect Magnetek's performance in the near-term, if only due to the disruption of normal business activity and the potential slowing of the anticipated economic recovery.

    Whatever the impact and duration of the external factors affecting us, I am certain of one thing. Magnetek's performance going forward will be better than in the past as a result of the fundamental strengths we have built into the Company over the past two years and our action plans for capitalizing on those strengths.

Business Strengths

    The restructuring of the company was, to say the least, extensive. It involved the divestiture of businesses and product lines aggregating over $1 billion in annual revenues—approximately 80% of the revenues of the company. These divestitures did, however, enable us to accomplish a number of important and desirable objectives.

    First, they removed us from commodity businesses in which we were competing with larger firms on a price basis, and where the prospects for strong cash-flow returns were inadequate. Now, all of our operations are anchored in power-electronics technology, our strongest and most valuable suit, where our prospects for cash-flow ROI are excellent.

    Second, proceeds from the divestitures enabled us to pay off virtually all of our long-term debt, greatly strengthening our balance sheet and practically eliminating interest expense. This will improve our bottom-line results and provides increased net resources for investment in R&D and the ability to make strategic acquisitions.

    The divestiture proceeds were also used to complete the 10-million-share stock repurchase program authorized by the Board in 1999 as an integral part of our total restructuring. Our average cost was $9.44 per share on the open market and achieved our goal of keeping shares outstanding in line with the downsizing of the company while leaving enough "float" for continued market liquidity.

    As a further and significant part of the restructuring process, we reduced corporate overhead by over 60% while optimizing the asset base of the continuing operations. Our electronics plants are all ISO-certified facilities and very well equipped, enabling us to keep capital spending at less than depreciation and amortization during the restructuring. We should be able to continue to do this for the foreseeable future. We also began consolidating the purchase of materials and electronic components on a worldwide, just-in-time basis. Because of these accomplishments, we did not find ourselves with excessive overhead, production capacity or inventories when the telecommunications slowdown hit.

    Though not part of the original plan, we also decided to divest our standard drives operation, which was primarily a purchase-for-resale business with limited margins and prospects.

Action Plans

    Now we must continue to build on our strengths to create greater value for more customers and growing value for our stockholders. We will do so through new product development, marketing initiatives, very selective acquisitions and efficient asset utilization.

    Historically, our Power Electronics business has consisted mostly of custom power conversion products for computer and other original equipment manufacturers (OEMs). While these customers should remain a strong and relatively stable source of revenue and income growth, our R&D action plan calls for reduced dependence on individual customer-defined products and increased emphasis on sophisticated, high-value-added product "families" driven by broader market needs and trends.

    We increased R&D spending 16% during fiscal 2001, and several market-driven product lines already have resulted. One is our new line of high-efficiency DC-to-DC power converters ("bricks" and "tiles") designed for distributed power architectures, which are rapidly becoming the rule in electronic equipment of all kinds. Another is a mobile phone system co-developed with Nokia that allows telecom system operators to monitor and control all their network power stations remotely from the field.

    With more than 100 installations totaling over 24-megawatts in operation, Magnetek is by far the leading provider of power conditioners for large fuel cells. We have developed and are now prototyping power conditioners for smaller fuel cells and other "alternative" energy sources, which we think will emerge as important back-up and distributed power generation products.

    Magnetek is also in the forefront of medical electronics power technology, the latest example being digital power supplies for Doppler ultrasound equipment that detects plaque deposits in blood vessels with unprecedented precision.

    To effectively launch such products, our marketing plan calls for expanding and realigning our sales forces. Our factory technical-sales engineers will continue to assist OEMs with custom products, while our field sales forces will sell market-defined product families both directly to OEMs and through value-added resellers and distributors.

    Our Industrial Controls business, which accounted for about 24% of pro forma revenue in fiscal 2001, primarily serves North American "vertical motion control" markets. While these markets declined throughout the year, we were able to gain substantial market share and remain very profitable by concentrating on new niche products.

    As we enter fiscal 2002, we are still facing declining industry demand and increasing competition from overseas in these Magnetek dominated markets. In the overhead crane control business, we continue to introduce new products, such as our Genesis 7 Series drives and radio controls. In addition, we are expanding our market shares both north and south of the U.S. border through greater sales emphasis and exploring new markets, such as intermodal cargo container handling. In the elevator control business we are introducing new AC and DC drives, and we have just opened our first European office in the U.K. We believe that these product development and marketing/sales initiatives will help us sustain profitability through fiscal 2002 and enable us to expand our business as the economy recovers.

    Regarding acquisitions, our strategy is aimed primarily at expanding our existing product lines and adding new channels to market. Two recent acquisitions are excellent examples of both. ADS, Inc., acquired in March, fabricates telecom power systems up to 1,500 amps. J-Tec, Inc., acquired last November, engineers, furnishes and installs power systems up to 10,000 amps for telecom service providers such as the regional "Baby Bell" companies. Both ADS and J-Tec use Magnetek power-electronic converters, rectifiers and inverters in their systems, and J-Tec is a natural channel partner for the smaller ADS systems.

    ADS and J-Tec, which now have joined together to form Magnetek Telecom Power, represent the kinds of acquisitions that increase Magnetek's revenues and profit margins while affording us new avenues to potential end-users of our power-electronic subsystems.

    During fiscal 2001, our product development, marketing and acquisition strategies began to take hold. Magnetek's gross margin went from 21.5 % in fiscal 2000 to 28% in the final quarter of fiscal 2001, and we expect product mix ultimately to drive gross margins above 30%. Growth in SG&A, if any, will be driven mainly by increased R&D and marketing expenditures, which should result in revenue growth. Operating margins rose significantly in the past year, from 2.3% in fiscal 2000 to 8.5% in the fourth quarter of fiscal 2001, on the way to our target of 10%-plus.

    In terms of effective asset utilization, we expect capital spending to continue to track depreciation in 2002. The company's growing presence in systems installation and service will require only modest additions to working capital to accommodate normalized growth. While inventories turned approximately four times in fiscal 2001—and may not improve on anticipated volume in the first half of fiscal 2002 - our target of six or more-times turns is certainly achievable as the economy improves.

    Magnetek's cash flow return on investment (CFROI*) entering fiscal 2002 was approximately 3%—about half the recent norms of established players in the digital power industry. However, we should expect positive improvement in CFROI in the current fiscal year, driven initially by higher profit margins. We are acutely aware of the importance that the stock market places on the cash-flow side of the equation, and we are now not only determined but also in a position to optimize it without compromising either the asset side of the equation or opportunities for growth.

*CFROI is a registered trademark of Holt Value Associates, LP, Chicago, IL.

Economic and Market Expectations

    In last year's annual report we established three basic goals for the company:

  •
  Double-digit revenue growth

  •
  Double-digit operating profit margins

  •
  Double-digit cash flow return on invested capital

    On a pro forma basis, we achieved the first of these goals, came within two percentage points of the second, and made solid progress toward the third in fiscal 2001. Given economic and market conditions as we begin the new fiscal year, continuing this progress would appear to be very challenging.

    We don't have a crystal ball, but pre-September 11th economic forecasts indicated that the earliest the North American economy will rebound will be around mid 2002, which is the end of our current fiscal year. Based on our past experience, we would not expect the European economy, which accounts for nearly half of our revenue, to sink quite as low or rebound quite as fast.

    Entering fiscal 2002, several of the markets we address, telecom in particular, remain weak. Although industry inventories have been worked down, a "wait and see" attitude prevails with regard to new capital spending programs.

    However, even in the telecom market we see some rays of light. Our new Telecom Power group (ADS and J-Tec) intends to leverage Magnetek's power-electronics technology to gain market share. We are surveying customers to determine future needs, including "final mile" fiber and wireless infrastructure build-out. While telecom equipment purchasing is currently very soft, outside plant construction is expected to approach $40 billion in 2002. Our primary prospects are the regional phone companies, selected long-line carriers and Competitive Local Exchange Carriers (CLECs), who rely largely on outside contractors to do their construction.

    Consequently, despite the tragic events of September, the weakness in the general economy and specific softness in some of the markets we serve, if conditions do not deteriorate further we believe we will improve on our fiscal 2001 financial results in 2002.

    As noted above, emerging successfully from our planned restructuring has put us in an enviable position. We have no debt and improving margins. We are appropriately sized for today's market conditions and anticipated sustainable growth rates. And we have the resources to (1) expand new product development, (2) increase our sales and marketing efforts and (3) make appropriate acquisitions. Most important, as the economy and our markets rebound, we believe we will emerge as a new leader in a new industry—digital power—that will grow increasingly important in the future.

    Thank you for coming along with us as we implement our action plans and build on our strengths to create exceptional value in the 2000s.

Andrew G. Galef Chairman, President & Chief Executive Officer

SELECTED FINANCIAL DATA

Statement of Income Data

For the years ended June 30, (Amounts in thousands, except per share data)	2001	2000	1999	1998	1997
Net sales	$298,260	$293,575	$231,339	$244,040	$240,205
Income (loss):
Continuing operations	9,083	1,282	(24,318)	344	(6,602)
Discontinued operations	(3,350)	41,170	62,791	37,532	35,353
Extraordinary item	—	—	—	—	(4,676)
Net income	5,733	42,452	38,473	37,876	24,075
Per common share—basic:
Income (loss) from continuing operations before extraordinary item	$0.40	$0.05	$(0.79)	$0.01	$(0.26)
Net income	$0.25	$1.71	$1.25	$1.25	$0.94
Per common share—diluted:
Income (loss) from continuing operations before extraordinary item	$0.39	$0.05	$(0.79)	$0.01	$(0.26)
Net income	$0.25	$1.70	$1.25	$1.25	$0.94

  In fiscal years 1997 through 1999, the effect of convertible securities and employee stock options are anti-dilutive as to earnings per share and are ignored in the computation of diluted earnings per share in those periods.

  Net income for the year ended June 30, 2001 includes a $4,114 after-tax loss on the sale of the Company's Lighting and Transformer business included in discontinued operations.

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

Balance Sheet Data

As of June 30, (Amounts in thousands)	2001	2000	1999	1998	1997
Total assets	$321,754	$400,673	$576,220	$595,534	$498,544
Long-term debt, including current portion	10,134	64,040	179,181	244,714	236,127
Common stockholders' equity	183,707	184,206	204,885	189,558	102,274

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    During fiscal 2001, we successfully completed the objectives laid out in last year's annual report of divesting our remaining discontinued operations (see Note 3), repaying our long-term debt, substantially completing our share repurchase program and selectively acquiring businesses that complement our strength in power electronics (see Note 2). We also sold our Standard Drives product line, which was primarily a purchase-for-resale business with limited future prospects in light of our current strategic direction. These actions have transformed Magnetek into a financially strong manufacturer and service provider of digital power products and services to a variety of applications.

    Our financial results reflected the benefits of this transformation. While reported revenues were up 2%, on a pro forma basis (excluding the results of the Standard Drives product line), revenues were up 19%. Gross profits grew by 21% and as a percentage of sales improved to 25.7% from 21.5% in the prior fiscal year.

    During our repositioning to a smaller, more focused company, we proactively adjusted our infrastructure. Accordingly, we believe our manufacturing capacity and support costs have been appropriately sized. While current conditions are challenging in many of the markets we address, we believe the strategy we are pursuing will provide future opportunities for growth and improving operating performance. We currently have the financial resources to invest in our business. We intend to expand our portfolio of products through research and development efforts and, where appropriate, through acquisition.

    With our technical, productive and financial resources, we believe we are particularly well positioned to respond to the ever-increasing demand for precise, efficient and reliable power.

    Magnetek operates in a single business segment, Digital Power Products. Digital Power Products include electronic converters, inverters, rectifiers and systems generally known as power controls primarily used in telecommunications, data processing, industrial, imaging and power generation applications requiring precision power.

RESULTS OF OPERATIONS

Net Sales and Gross Profit

    Net sales for the Company increased to $298.3 million in fiscal 2001 from $293.6 million in fiscal 2000 and $231.3 million in fiscal 1999. While reported revenues increased 2% in fiscal 2001, excluding the impact of the Standard Drives product line that was sold in January, revenues increased 19% from fiscal 2000 to fiscal 2001. The 27% increase in revenue levels from fiscal 1999 to fiscal 2000 was primarily due to increased sales of domestic power control products and the effect of the acquisitions of the EMS Group and Mondel ULC. Gross profits increased to $76.8 million (25.7% of net sales) in fiscal 2001 from $63.2 million (21.5% of net sales) in fiscal 2000. Gross profits improved due primarily to a more favorable mix of products sold in both the power control and motion control niches. Gross profits were $40.9 million in fiscal 1999 (17.7% of net sales) and included $7.5 million of repositioning costs (primarily inventory write-downs), which adversely impacted gross profits.

Operating Expenses

    Selling, general and administrative expense (including research and development expenditures) was $55.8 million (18.7% of net sales) in fiscal 2001 compared to $56.4 million (19.2% of net sales) in fiscal 2000 and $72.7 million (31.4% of the net sales) in fiscal 1999. SG&A expense declined in fiscal 2001 from fiscal 2000 both in absolute dollars and as a percent of sales due to continued reductions in infrastructure costs. Costs were reduced in fiscal 2001 in sales and marketing, while the Company increased expenditures in research and development. Fiscal 1999 results included approximately $13 million of fourth quarter charges related primarily to severance expense, costs associated with vacating facilities, provisions for accounts receivable and write-offs associated with software assets.

Interest and Other Expenses

    Interest expense was $4.3 million in fiscal 2001 compared to $2.9 million in fiscal 2000 and $1.6 million in fiscal 1999. Interest expense for the Company is recorded in conformance with accounting principles that require the allocation of interest expense between continuing and discontinued operations based upon the amount of debt that can be attributed to discontinued operations. Interest expense increased in fiscal 2001 due to the acquisitions of J-Tec, Inc. and ADS Power Resources as well as the share repurchase program. Increased levels of working capital, primarily in discontinued operations, also increased overall interest costs. Other expense was $2.0 million in fiscal 2001, compared to $1.9 million in fiscal 2000 and $2.6 million in fiscal 1999.

Net Income (Loss)

    In fiscal 2001, the Company recorded net income of $5.7 million or $.25 per share for both basic and diluted shares outstanding. Results in fiscal 2001 reflect net income of $9.1 million from continuing operations and a $3.4 million loss from discontinued operations (including a $4.1 million loss from the sale of the Lighting and Transformer businesses). Continuing operations earned $.39 per diluted share in 2001 with discontinued operations accounting for a loss of $.14 per diluted share. Results for fiscal year 2000 were net income of $42.5 million or $1.71 per share (basic) and $1.70 on a diluted basis. Results in fiscal 2000 reflect net income of $1.3 million from continuing operations, $6.1 million from discontinued operations and $35.1 million from the gain on sale of discontinued businesses (the Motor and European Lighting businesses of which the Motor business accounted for all of the gain on sale). Comparable net income for the Company for fiscal 1999 reflects a loss of $24.3 million from continuing operations, net income of $11.8 million from discontinued operations and a gain on the sale of discontinued businesses (the Generator business in April of 1999) of $51 million.

Liquidity and Capital Resources

    As of June 30, 2001, long-term borrowings (including the current portion) were $10 million, compared to $64 million as of June 30, 2000 and $179 million as of June 30, 1999. The decrease in long-term borrowings in fiscal 2001 from fiscal 2000 resulted primarily from repayment with proceeds received from the sale of the Lighting and Standard Drives businesses aggregating $134 million. While the sale of the Transformer business was effective June 29, 2001, proceeds from the sale of $19 million were not received until July 2, 2001 (fiscal year 2002). In fiscal 2001, the Company also completed the acquisitions of J-Tec, Inc. and ADS Power Resources for an aggregate of $31 million in cash and approximately 600,000 shares of Magnetek stock. In fiscal 2001, the Company continued open market purchases of its common stock, purchasing 1.1 million shares at a cost of $12 million. The decrease in long-term borrowing in fiscal 2000 from fiscal 1999 resulted primarily from proceeds received from the sale of the Motor business that totaled $253 million, offset by the acquisitions of the EMS Group and Mondel ULC with aggregate cash payments of $48 million. In fiscal 2000, the Company also completed the purchase of 7.1 million shares of common stock at a cost of $62 million. The decrease in long-term borrowings in fiscal 1999 from 1998 resulted primarily from the sale of the Generator business, which totaled $115 million.

    At June 30, 2001, the Company had an agreement with a group of banks to borrow up to $75 million under a revolving loan facility through June of 2002. With the receipt of proceeds from the sale of the Transformer business on July 2, 2001, the borrowing capacity was reduced from $75 million to $60 million. As of June 30, 2001, the Company had approximately $64 million in available capacity under this agreement. The Company anticipates it will refinance the current Bank Loan Agreement early in fiscal year 2002 to provide funding for future growth. Expected terms and conditions should be similar to the current facility.

    We believe that internally generated cash flows, along with the Company's revolving loan facility and access to external capital resources, will be sufficient to fund near-term commitments and plans.

    Cash outflow in connection with repositioning reserves established in fiscal 1999 approximated $1 million in fiscal 2001 and is complete. In addition, however, the Company may be subject to certain potential environmental and legal liabilities (see Note 11).

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

    The Company is exposed to market risks in the areas of commodity prices, foreign exchange and interest rates. To mitigate the effect of such risks, the Company selectively utilizes specific financial instruments. Hedging transactions are entered into under Company policies and procedures and are monitored monthly. Company policy clearly prohibits the use of such financial instruments for trading or speculative purposes. A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Commodity Prices

    The Company historically used a significant amount of copper wire in the production of its products within its discontinued operations. The price of copper is subject to fluctuations based upon general economic conditions, labor issues at the producing mines, the capacity of smelting operations and the availability of scrap copper. Due to the relatively large content of copper cost in the Company's product, the Company had entered into forward copper futures positions to act as a hedge against its material purchases. With the divestiture of its discontinued operations complete, the Company has liquidated all futures positions as of June 30, 2001. The fair value of the Company's position in copper is calculated by valuing its futures position at quoted market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The potential loss in fair value of the Company's copper futures position from a hypothetical 10% decrease in copper prices did not exist at June 30, 2001 and was $1.3 million at June 30, 2000.

Interest Rates

    The fair value of the Company's debt was $10 million and $64 million at June 30, 2001 and June 30, 2000, respectively. The fair value of the Company's debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Prospectively, the Company does not consider there to be material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For the variable rate debt outstanding at June 30, 2001 and 2000, a hypothetical 10% adverse change in interest rates would have an unfavorable impact of $40 thousand and $500 thousand, respectively, on the Company's pre-tax earnings and cash flows.

Foreign Currency Exchange Rates

    The Company enters into foreign exchange contracts to hedge certain balance sheet exposures in Europe and with respect to discontinued operations, operating cost exposures related to manufacturing facilities in Mexico. The Company had no foreign currency contracts outstanding at June 30, 2001 and $30.7 million at June 30, 2000. Assuming a hypothetical 10% adverse change in foreign exchange rates, the potential loss in value of the Company's forward contracts did not exist at June 30, 2001 and would have been $3.1 million at June 30, 2000.

    As a condition to the sale of its Lighting business, the Company agreed to provide the buyer, for a period of five months following the sale, a fixed peso to dollar conversion rate for a specified amount of peso denominated costs. The Company included in its loss on sale of the Lighting business the difference between the guaranteed conversion rate and the market rate at the sale date. Assuming a hypothetical 10% adverse change in peso to dollar exchange rates, the Company's incremental pre-tax loss on the sale of its Lighting business would have been $1.8 million at June 30, 2001.

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

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, (Amounts in thousands, except per share data)	2001	2000	1999
Net sales	$298,260	$293,575	$231,339
Cost of sales	221,494	230,366	190,451

Gross profit	76,766	63,209	40,888
Research, sales, general and administrative	55,776	56,369	72,679

Income (loss) from operations	20,990	6,840	(31,791)
Interest expense	4,335	2,907	1,571
Other expense, net	1,972	1,851	2,556

Income (loss) from continuing operations before provision (benefit) for income taxes	14,683	2,082	(35,918)
Provision (benefit) for income taxes	5,600	800	(11,600)

Income (loss) from continuing operations	9,083	1,282	(24,318)
Discontinued operations—
Income from operations (net of taxes)	764	6,045	11,803
Gain (loss) on disposal (net of taxes)	(4,114)	35,125	50,988

Net income	$5,733	$42,452	$38,473

Per common share basic:
Income (loss) from continuing operations	$0.40	$0.05	$(0.79)
Income (loss) from discontinued operations	(0.15)	1.66	2.04

Net income	$0.25	$1.71	$1.25

Per common share diluted:
Income (loss) from continuing operations	$0.39	$0.05	$(0.79)
Income (loss) from discontinued operations	(0.14)	1.65	2.04

Net income	$0.25	$1.70	$1.25

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30, (Amounts in thousands, except share and per share data)	2001	2000
Assets
Current assets:
Cash	$5,310	$343
Accounts receivable, less allowance for doubtful accounts of $5,235 in 2001 and $3,299 in 2000	51,074	59,468
Inventories	48,907	42,069
Deferred income taxes	8,053	15,644
Prepaids and other assets	3,624	2,243

Total current assets	116,968	119,767

Property, plant and equipment:
Land	960	1,132
Buildings and improvements	8,665	13,125
Machinery and equipment	66,977	73,705

Less accumulated depreciation and amortization	45,664	47,825

Net property, plant and equipment	30,938	40,137

Net assets of discontinued operations	19,500	115,827
Goodwill, less accumulated amortization of $9,720 in 2001 and $7,537 in 2000	88,784	69,458
Prepaid pension and other assets	65,564	55,484

	$321,754	$400,673

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$33,946	$47,973
Accrued liabilities	33,743	30,011
Current portion of long-term debt	5,822	1,732

Total current liabilities	73,511	79,716

Long-term debt, net of current portion	4,312	62,308
Other long-term obligations	37,915	41,539
Deferred income taxes	22,309	32,904
Commitments and contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized 22,717,000 and 23,073,000 shares issued and outstanding in 2001 and 2000	227	231
Additional paid-in capital	97,951	100,399
Retained earnings	114,395	108,662
Accumulated other comprehensive loss	(28,866)	(25,086)

Total stockholders' equity	183,707	184,206

	$321,754	$400,673

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock				Accumulated Other Comprehensive Loss
As of June 30, (Amounts in thousands, except share data)			Additional paid-in capital	Retained Earnings
	Shares	Amount				Total
Balance, June 30, 1998	31,484,000	$315	$176,462	$27,737	$(14,956)	$189,558

Exercise of stock options	108,000	1	985	—	—	986

Share value trust	—	—	(1,006)	—	—	(1,006)

Unearned employee compensation	—	—	911	—	—	911

Share repurchase/retirement	(1,606,000)	(16)	(16,916)	—	—	(16,932)

Tax benefit for options exercised	—	—	138	—	—	138

Net income	—	—	—	38,473	—	38,473
Translation adjustments	—	—	—	—	(7,243)	(7,243)

Comprehensive income—1999	—	—	—	—	—	31,230

Balance, June 30, 1999	29,986,000	$300	$160,574	$66,210	$(22,199)	$204,885

Exercise of stock options	195,000	2	1,730	—	—	1,732

Share value trust	—	—	(303)	—	—	(303)

Unearned employee compensation	—	—	303	—	—	303

Share repurchase/retirement	(7,108,000)	(71)	(62,320)	—	—	(62,391)

Tax benefit for options exercised	—	—	415	—	—	415

Net income	—	—	—	42,452	—	42,452
Translation adjustments	—	—	—	—	(2,887)	(2,887)

Comprehensive income—2000	—	—	—	—	—	39,565

Balance, June 30, 2000	23,073,000	$231	$100,399	$108,622	$(25,086)	$184,206

Exercise of stock options	301,000	3	2,589	—	—	2,592

Shares retired from trust	(180,000)	(2)	—	—	—	(2)

Shares sold from trust	—	—	216	—	—	216

Shares issued for acquisition	598,000	6	6,658	—	—	6,664

Share repurchase/retirement	(1,075,000)	(11)	(12,342)	—	—	(12,353)

Tax benefit for options exercised	—	—	431	—	—	431

Net income	—	—	—	5,733	—	5,733
Translation adjustments	—	—	—	—	(3,780)	(3,780)

Comprehensive income—2001	—	—	—	—	—	1,953

Balance, June 30, 2001	22,717,000	$227	$97,951	$114,395	$(28,866)	$183,707

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, (Amounts in thousands)	2001	2000	1999
Cash flows from operating activities:
Income (loss) from continuing operations	$9,083	$1,282	$(24,318)
Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities:
Depreciation	9,442	10,501	11,815
Amortization	2,958	2,837	2,430
Changes in operating assets and liabilities of continuing operations	(41,610)	(21,844)	(10,328)

Total adjustments	(29,210)	(8,506)	3,917

Net cash used in operating activities	(20,127)	(7,224)	(20,401)

Cash flows from investing activities:
Purchase and investment in companies, net of cash acquired	(33,348)	(48,245)	—
Proceeds from sale of businesses and other assets	133,995	255,445	117,177
Capital expenditures	(9,006)	(8,375)	(13,903)
Other investments	—	—	(499)

Net cash provided by investing activities	91,641	198,825	102,775

Cash flows from financing activities:
Proceeds from sale of trust shares	214	—	—
Proceeds from issuance of common stock	2,592	1,732	986
Repurchase of common stock	(12,353)	(62,391)	(16,932)
Repayment of bank and other long-term obligations	(53,906)	(115,141)	(65,533)
Increase in deferred financing costs	—	(746)	—

Net cash used in financing activities	(63,453)	(176,546)	(81,479)

Net cash provided by continuing operations	8,061	15,055	895

Cash flows from discontinued operations:
Income from discontinued operations	764	6,045	11,803
Adjustments to reconcile income to net cash used in discontinued operations:
Depreciation and amortization	10,608	11,208	22,996
Changes in operating assets and liabilities of discontinued operations	(5,701)	(28,750)	(8,139)
Capital expenditures	(8,765)	(9,105)	(26,929)

Net cash used in discontinued operations	$(3,094)	$(20,602)	$(269)

Net increase (decrease) in cash	4,967	(5,547)	626
Cash at the beginning of the year	343	5,890	5,264

Cash at the end of the year	$5,310	$343	$5,890

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (All amounts in the notes to consolidated financial statements are expressed in thousands except share and per share data)

1.  Summary of Significant Accounting Policies

Principles of Consolidation

    The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries (the "Company" or "Magnetek"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

    The Company's policy is to record and recognize sales only upon shipment. Amounts billed to customers for shipping costs are reflected in net sales, shipping costs incurred are reflected in cost of sales.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

    Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method (machinery and equipment normally five to ten years, buildings and improvements normally ten to forty years).

Accounting For Stock Options

    As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant. The Company has adopted the disclosure-only option under SFAS No. 123.

Recent Accounting Pronouncements

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS 138 is required to be adopted in years beginning after June 15, 2000. This Statement requires all derivatives to be recorded on the balance sheet at fair value. This results in the offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings or in other comprehensive income in the same period. Changes in fair value of derivatives not meeting the Statement's hedge criteria are included in income. The Company adopted the

Statement on July 1, 2000, and the adoption did not have a significant effect on its results of operations or financial position.

    In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued and are effective for fiscal years beginning after December 31, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules for accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. Application of the nonamortization provision of the statement is expected to result in an increase in net income of $1,400 ($.06 per diluted share) per year. During fiscal year 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of July 1, 2001 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Research and Development

    Expenditures for research and development are charged to expense as incurred and aggregated $9,417, $8,125 and $10,959 for the years ended June 30, 2001, 2000, and 1999, respectively. Research and development costs are classified in the accompanying Consolidated Statements of Income as operating expenses (after Gross profit) for all periods presented.

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

Deferred Financing Costs, Intangible and Other Assets

    Costs incurred to obtain financing are deferred and amortized over the term of the financing. Amortization expense relating to deferred financing costs was $683, $582 and $708 for the years ended June 30, 2001, 2000 and 1999, respectively. Goodwill is being amortized using the straight-line method over a forty-year period. The Company assesses the recoverability of goodwill based upon several factors, including management's intention with respect to the operations to which the goodwill relates and those operations' projected future income and undiscounted cash flows. Write-downs of goodwill are recognized when it is determined that the value of such asset has been impaired. Amortization expense relating to goodwill was $2,183, $1,768, and $874 for the years ended June 30, 2001, 2000, and 1999, respectively.

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

Fiscal Year

    The Company uses a fifty-two, fifty-three week fiscal year which ends on Sunday nearest June 30. For clarity of presentation, all periods are presented as if the year ended on June 30. Fiscal year 2001 contained 52 weeks, fiscal year 2000 contained 53 weeks and fiscal year 1999 contained 52 weeks.

2.  Acquisitions/Divestitures

    On November 13, 2000, the Company purchased all of the outstanding shares of J-Tec, Inc. for approximately $24 million. The Company acquired assets of approximately $13.1 million (including cash balances approximating $2.9 million) and assumed liabilities of $4.6 million. Post closing adjustments were completed in the third quarter of fiscal 2001 based upon the change in net assets acquired at closing versus a contractually agreed upon level of transferred net assets. Subsequent to post closing adjustments, costs in excess of net assets acquired approximated $19.2 million and are being amortized over 40 years. J-Tec, Inc. is a power systems integrator serving the domestic telecommunications industry. On March 2, 2001, the Company acquired ADS Power Resource, Inc., for approximately $8.8 million in cash and 597,691 shares of the Company's stock. The Company acquired assets of approximately $4.7 million (including cash balances approximating $.4 million) and assumed liabilities of $.9 million. Costs in excess of net assets acquired approximated $11.8 million and are being amortized over forty years. Each of the acquisitions have been accounted for under the purchase method of accounting and, accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair values. All of the cash portion of the purchase prices were financed from the Company's revolving credit facility.

    On January 29, 2001, the Company sold its Standard Drive business to Yaskawa Electric of America for approximately $27.6 million in cash, subject to post closing adjustments. The business was part of the Company's Drives and Industrial Controls Division and was responsible for assembling, marketing, selling, servicing and repairing Yaskawa general purpose AC drives and related products. Proceeds from the sale were used for debt repayment.

    On July 23, 1999, the Company purchased the assets of Electric Motor Systems, Inc., Electromotive Systems, Inc., and EMS/Rosa Automation Engineering, Inc., (the "EMS Group") for cash of approximately $38.3 million. The Company acquired assets of approximately $19.8 million and assumed liabilities of $8.1 million. Costs in excess of net assets acquired approximated $26.6 million and are being amortized over forty years. The EMS Group manufactures and purchases for re-sale, adjustable speed drives. On December 16, 1999 the Company purchased the shares of Mondel ULC, a Nova Scotia unlimited liability company for approximately $10 million. The Company acquired assets of approximately $2.5 million and assumed liabilities of $.3 million. Costs in excess of net assets acquired approximated $7.8 million and are also being amortized over forty years. Mondel ULC manufactures a variety of industrial brakes for the crane and hoist market. Both acquisitions have been accounted for under the purchase method of accounting and, accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values. Both acquisitions were financed from the Company's revolving credit facility.

    Operating results were included, or excluded, for all of the acquisitions and divestitures in the Company's consolidated results effective as of the acquisition or divestiture dates. The following pro forma information includes the operations of the acquired/divested entities for fiscal years 2001, 2000 and 1999 as if the respective transactions had occurred on the first day of the fiscal year immediately preceding the year of acquisition or divestiture.

	(pro forma) 2001	(pro forma) 2000	(pro forma) 1999
Net sales	$273,241	$255,591	$287,448
Income (loss) from continuing operations	10,198	4,988	(25,324)
Net income	$6,848	$46,158	$37,467
Continuing operations
Basic EPS	$0.45	$0.20	$(0.82)
Diluted EPS	$0.44	$0.20	$(0.82)
Net income
Basic EPS	$0.30	$1.61	$1.22
Diluted EPS	$0.30	$1.61	$1.22

    The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

3.  Discontinued Operations

    The accompanying financial statements have been re-stated to conform to discontinued operations treatment for all historical periods. The results of the Company's electrical products businesses (Generators, Motors, Lighting and Transformers) are included within discontinued operations. As of June 30, 2001, the $19.5 million classified on the balance sheet as net assets of discontinued operations was the receivable value for the sale of the Transformer business on June 29, 2001 and was subsequently collected on July 2, 2001.

    On June 15, 2001 the Company sold its Lighting business to Universal Lighting Technologies, Inc., a subsidiary of Littlejohn Fund II, L.P., and on June 29, 2001 sold its Transformer business to American Circuit Breaker Corporation. Pre-tax proceeds received from the sale of the Lighting business were $105 million and were used to repay borrowings under the Bank Loan Agreement and repurchase shares of its common stock in fiscal year 2001. Proceeds from the sale of the Transformer business were received July 2, 2001 and were used to repay borrowings under the Bank Loan Agreement and repurchase shares of its common stock in fiscal year 2002.

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

    The operating results of discontinued operations are as follows:

Year ended June 30	2001	2000	1999
Net sales	$353,803	$452,274	$891,341
Income before provision for income taxes	1,164	9,745	17,403
Provision for income taxes	400	3,700	5,600

Income from discontinued operations	$764	$6,045	$11,803

    A portion of the Company's interest expense has been allocated to discontinued operations in accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations" (interest expense allocated to discontinued operations was $3.5 million in fiscal 2001, $3.3 million in fiscal 2000 and $17.3 million in fiscal 1999). Taxes have been allocated using the same overall rate incurred by the Company in each of the fiscal years presented.

    Net income for the year ended June 30, 2001 includes a $4,114 (including a tax benefit of $2,600) loss on the sale of the Company's Lighting and Transformer business included in discontinued operations.

    Net income for the year ended June 30, 2000 includes a $35,125 (including a tax benefit of $3,000) gain on the sale of the Company's Motor and European Lighting business included in discontinued operations. Net income for the year ended June 30, 1999 includes a $50,988 (net of taxes of $24,000) gain on the sale of the Company's Generator business included in discontinued operations.

4.  Repositioning Costs

    During the year ended June 30, 1999, the Company established repositioning reserves of $34,400 (continuing operations of $21,600 and discontinued operations of $12,800) associated with downsizing, inventory adjustments, severance costs and other asset write-downs. As of June 30, 2000 remaining repositioning reserves approximated $1,000 and all remaining cash payments were made in fiscal 2001.

5.  Inventories

    Inventories at June 30, consist of the following:

	2001	2000
Raw materials and stock parts	$26,186	$23,729
Work-in-process	8,839	8,057
Finished goods	13,882	10,283

	$48,907	$42,069

6.  Long-Term Debt and Bank Borrowing Arrangements

    Long-term debt at June 30, consists of the following:

	2001	2000
Revolving bank loans	$4,900	$58,466
Miscellaneous installment notes, capital leases and other obligations at rates ranging from 3.75 percent to 9.60 percent, due through 2006	5,234	5,574

	$10,134	$64,040
Less current portion	5,822	1,732

	$4,312	$62,308

Bank Borrowing Arrangements

    At June 30, 2001, the Company had an agreement with a group of banks to lend up to $75,000 under a revolving loan facility through June, 2002. Borrowings under the agreement (the "Bank Loan Agreement") bear interest at the bank's prime lending rate plus one-half percent or, at the Company's option, the London Interbank Offered Rate plus two percent. These rates may be reduced or increased based on the level of certain debt-to-cash flow ratios. At June 30, 2001, borrowings under the Bank Loan Agreement bore interest at a weighted average rate of approximately 7.5%. The Company is required to pay a commitment fee of .45 percent on unused commitments. 2001 Magnetek Annual Report On July 2, 2001, the Bank Loan Agreement was further reduced from $75 million to $60 million as a result of proceeds received from the sale of its Transformer business. All other terms and conditions remained generally the same. Borrowings under the Bank Loan Agreement are secured by domestic accounts receivable and inventories and by stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow.

    The Company's European subsidiary has certain limited local borrowing arrangements to finance working capital needs. The borrowings under these arrangements are secured by accounts receivable and inventories of the subsidiary. The Company has provided parent guarantees to the local banks which provide the related financing.

    Aggregate principal maturities on long-term debt outstanding at June 30, 2001 are as follows:

Year ended June 30
2002	$5,822
2003	1,596
2004	728
2005	463
2006	512
Thereafter	1,013

7.  Earnings Per Share

    The following table sets forth the computation of basic and diluted earnings per share.

	2001	2000	1999
Basic earnings per share:
Income (loss) from continuing operations	$9,083	$1,282	$(24,318)
Income from discontinued operations	764	6,045	11,803
Gain (loss) on sale of discontinued businesses (net of taxes)	(4,114)	35,125	50,988

Net income	$5,733	$42,452	$38,473
Weighted average shares for basic earnings per share	22,548	24,862	30,774
Basic earnings per share:
Income (loss) from continuing operations	$0.40	$0.05	$(0.79)
Income from discontinued operations	0.03	0.25	0.38
Gain (loss) on sale of discontinued businesses (net of taxes)	(0.18)	1.41	1.66

Basic earnings per share	$0.25	$1.71	$1.25
Diluted earnings per share:
Income (loss) from continuing operations	$9,083	$1,282	$(24,318)
Income from discontinued operations	764	6,045	11,803
Gain (loss) on sale of discontinued businesses (net of taxes)	(4,114)	35,125	50,988

Net income	$5,733	$42,452	$38,473
Weighted average shares for basic earnings per share	22,548	24,862	30,774
Effect of dilutive stock options	605	85	*

Weighted average shares for diluted earnings per share	23,153	24,947	30,774
Diluted earnings per share:
Income (loss) from continuing operations	$0.39	$0.05	$(0.79)
Income from discontinued operations	0.03	0.24	0.38
Gain (loss) on sale of discontinued businesses (net of taxes)	(0.17)	1.41	1.66

Diluted earnings per share	$0.25	$1.70	$1.25

*
In fiscal year 1999, the effect of employee stock options are anti-dilutive as to earnings per share and are ignored in the computation of the dilutive earning per share in those periods.

8.  Fair Values of Financial Instruments

    The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values.

9.  Derivative Financial Instruments

    The Company had historically entered into futures contracts to provide an economic hedge against fluctuations in copper prices. Gains and losses are recorded in cost of sales as the related materials are purchased. The Company also uses certain foreign exchange contracts to minimize its risk of loss from fluctuations in exchange rates. These contracts related to hedging peso fluctuations when the Company had significant Mexican manufacturing operations and lira contracts to hedge against positions of significant foreign currency receivables. Gains and losses from these transactions are recorded in cost of sales as the contracts are liquidated. With the sale of all discontinued operations, the Company liquidated all currency, copper and aluminum forward contracts as of June 30, 2001. Due to significantly lower debt levels, the Company had liquidated all interest rate swaps in fiscal year 2000. The Company does not use derivative financial instruments for speculative or trading purposes.

    As a condition to the sale of its Lighting business, the Company agreed to provide for a period of five months following the sale, a fixed peso to dollar conversion rate for a specified amount of peso denominated costs. This derivative does not qualify for hedge treatment under SFAS No. 133. As such, the Company has recorded $937 as the fair value of the liability as of June 30, 2001. The Company included in its loss on sale of the Lighting business, the difference between the guaranteed conversion rate and the market rate at the sale date. Changes in fair value will be recorded against the loss on sale of the Lighting business.

	2001	2000
Interest rate swaps	—	$—
Currency forward contracts	—	30,739
Copper forward contracts	—	12,887
Aluminum forward contracts	—	978

10. Income Taxes

    Income tax expense (benefit) is allocated in the financial statements as follows:

Year ended June 30	2001	2000	1999
Income tax expense (benefit) attributable to continuing operations	$5,600	$800	$(11,600)
Discontinued operations	(2,200)	700	29,600

Total	$3,400	$1,500	$18,000

    The expense for income taxes applicable to continuing operations is as follows:

Year ended June 30	2001	2000	1999
Current:
Federal	$—	$(7,167)	$(18,766)
State	1,429	855	1,001
Foreign	7,351	2,590	(758)
Deferred:
Federal	(1,739)	4,765	4,168
State and Foreign	(1,441)	(243)	2,755

	$5,600	$800	$(11,600)

    A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations is as follows:

	2001		2000		1999
Year ended June 30
	Amount	%	Amount	%	Amount	%
Provision (benefit) computed at the statutory rate	$5,139	35.0	$729	35.0	$(12,621)	35.0
State income taxes, net of federal benefit	873	5.9	556	26.4	(16)	—
Foreign tax rates in excess of federal statutory rate	1,077	7.3	(1,607)	(76.4)	3,197	(8.9)
Decrease in valuation allowance for deferred tax assets	—	—	—	—	(18,176)	50.4
Provision for additional taxes	(3,063)	(20.9)	1,056	50.2	15,680	(43.6)
Other—net	1,574	10.7	66	2.8	336	(0.9)

	$5,600	38.0	$800	38.0	$(11,600)	32.0

    Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $14,632, $9,812 and $(1,239) for the years ended June 30, 2001, 2000 and 1999.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 2001 and 2000 are as follows:

Year ended June 30	2001	2000
Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$16,224	$33,057
Prepaid pension asset	18,791	13,732

Total deferred tax liabilities	35,015	46,789

Deferred tax assets:
Postretirement medical benefit obligation	12,706	13,885
Warranty reserves	180	4,072
Inventory and other reserves (including restructuring)	7,873	11,572

Total gross deferred tax assets	20,759	29,529

Net deferred tax liability	$14,256	$17,260

    The Company has determined that, as of June 30, 2001, it is more likely than not that the deferred tax asset will be realized. Therefore, no valuation allowance is necessary.

11. Commitments and Contingencies

Leases

    The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 2001 total $31,316 and are payable in future fiscal years as follows: $4,333 in 2002; $5,943 in 2003; $5,297 in 2004; $3,960 in 2005; $2,351 in 2006 and $9,432 thereafter.

    Rent expense for the years ended June 30, 2001, 2000 and 1999 was $3,055, $3,861 and $3,915, respectively.

Litigation—Product Liability

    The Company is defending against a number of product liability lawsuits involving fires allegedly caused by defective ballasts. Management believes that insurance coverage for the alleged claims exists, subject to applicable deductibles, and that none of these proceedings individually or in the aggregate will materially affect the Company. On June 15, 2001, the Company sold the assets, properties and interests of its Lighting business, as reported in Form 8-K filed with the Commission on July 2, 2001. The sale limits the Company's potential exposure to future product liability lawsuits of this type.

Litigation—Patent Infringement

    In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology. Nilssen seeks unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denies that any of its products infringe any valid patent and has filed a response asserting its affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Nilssen and also that the asserted patents are invalid. The Company intends to vigorously defend against Nilssen's claims and although it cannot predict the outcome of the lawsuit, management does not believe that the financial impact of this matter will be material.

    In October 2000, the Company, along with 90 other companies engaged in the power electronics and related industries, was named as a defendant in a patent infringement lawsuit filed in the United States District Court in Arizona by the Lemelson Medical, Education and Research Foundation Limited Partnership ("Lemelson"). The defendants include manufacturers and suppliers of electronic or semiconductor products or products incorporating semiconductor products. Although the Company continues to deny that it makes, uses or sells any product that infringes a valid patent held by Lemelson, in June 2001 a settlement was reached and Lemelson submitted a request for dismissal with prejudice of all claims against the Company.

    In March 2001, the Company was named as the defendant in a lawsuit filed by VLT, Inc. and Vicor Corporation in the United States District Court of Massachusetts. Plaintiffs allege that the Company is infringing a reissue patent owned by VLT and assigned and licensed to Vicor. Plaintiffs seek a judgment that the Company willfully infringed the patent, an injunction against further infringement and unspecified damages, as well as attorney's fees. The Company denies that it has or is infringing any valid patent owned by Plaintiff and has filed a response, alleging various affirmative defenses. The Company intends to vigorously defend against this lawsuit and although the outcome of this litigation cannot be predicted, the Company does not believe it will have a material adverse effect on the Company's finances or operations.

Environmental Matters—General

    The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In response, the Company conducts remediation activities to bring its facilities into compliance with applicable laws and regulations. The Company's remediation activities for fiscal 2001 did not involve material expenditures, and the Company does not expect its expenditures for fiscal 2002 to be material. The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several facilities and offsite locations. Its remediation activities as a potentially responsible party were not material for fiscal 2001 and are not expected to be material for fiscal 2002. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated property, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation is not expected to be material.

    The Company is frequently named, along with numerous other defendants, in asbestos-related lawsuits. While the outcome of these cases cannot be predicted with certainty, the Company is aggressively seeking to be dismissed from them and does not believe they will have a material adverse effect on its finances or operations, since it has never produced asbestos-containing products and is either contractually indemnified from or believes that it is not liable for these asbestos-related claims, all of which arise from business operations it acquired and no longer owns.

    In connection with certain divestitures, the Company has agreed, from time to time, to indemnify buyers with respect to environmental liabilities associated with the divested operations, subject to various conditions and limitations. Expenditures related to the Company's indemnification obligations were not material in fiscal 2001 and are not expected to be material in fiscal 2002. Although future expenditures pursuant to such indemnification obligations could be material, depending upon the extent and nature of subsequently discovered contamination, the Company does not expect its obligations to require material expenditures.

Environmental Matters—McMinnville, Tennessee

    Prior to the Company's purchase of Century Electric, Inc. ("Century Electric") in 1986, Century Electric acquired a business from Gould Inc. ("Gould") in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls ("PCBs") at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric notified the Tennessee Department of Environment and Conservation, Division of Superfund, of the test results from its investigation and the McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site. A report on the site was presented to the Tennessee legislature and community officials and plant employees were notified of the presence of contaminants at the McMinnville facility. In 1995, Gould completed an interim remedial excavation and disposal of onsite soil containing PCBs. Gould also conducted a preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined, but the Company believes such costs (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company.

Environmental Matters—Effect of Fruit of the Loom Bankruptcy

    The Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from Universal's pre-acquisition activities. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport, Connecticut facility (recently sold in connection with the sale of the Transformer business) and defense and indemnification against liability related to offsite disposal locations where Magnetek may have a share of potential response costs. FOLfiled a petition for Reorganization under Chapter 11 of the Bankruptcy Code and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. While the Company believes that FOL has substantially completed the clean-up obligations required by the indemnification agreement, its ability to set aside any remaining obligations through bankruptcy or the discovery of additional environmental contamination at the Bridgeport facility could have an adverse effect on the Company.

Letters of Credit

    The Company had approximately $6,292 of outstanding letters of credit as of June 30, 2001. The Company may issue up to $15,000 of letters of credit under the Bank Loan Agreement.

12. Stock Option Agreements

    The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units, and one of the Plans also provides for the issuance of incentive bonuses and incentive stock. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 4,000,000. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments.

    A summary of certain information with respect to options under the Plans follows:

Year ended June 30	2001	2000	1999
Options outstanding, beginning of year	4,638,909	4,729,325	4,346,621
Options granted	1,191,500	1,958,568	1,065,773
Options exercised	(301,488)	(195,528)	(108,129)
Weighted average exercise price	$8.60	$8.86	$9.06
Options cancelled	(545,656)	(1,853,456)	(574,940)

Options outstanding, end of year	4,983,265	4,638,909	4,729,325
Weighted average price	$11.59	$12.29	$14.19

Exercisable options	2,848,374	2,456,295	3,037,261

    The following table provides information regarding exercisable and outstanding options as of June 30, 2001.

	Exercisable		Outstanding
Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Under $10.00	884,701	$8.86	2,617,406	$8.55	8.07
$10.00 - $12.50	177,395	10.15	380,395	10.86	6.90
$12.51 - $15.00	609,002	13.32	756,521	13.31	5.39
Over $15.00	1,177,276	17.31	1,228,943	17.25	4.66

Total	2,848,374	$13.39	4,983,265	$11.59	6.74

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

	Options
	2001	2000	1999
Expected life (years)	5.9	5.6	5.3
Expected stock price volatility	39.1%	39.1%	38.0%
Risk-free interest rate	5.9%	6.1%	5.4%

    For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

Thousands except per share amounts)	2001	2000	1999
Net income—as reported	$5,733	$42,452	$38,473
Net income—pro forma	$2,802	$41,750	$34,644
Basic net income per share—as reported	$0.25	$1.71	$1.25
Basic net income per share—pro forma	$0.12	$1.68	$1.18
Diluted net income per share—as reported	$0.25	$1.70	$1.25
Diluted net income per share—pro forma	$0.12	$1.67	$1.15

    In fiscal year 2001, a total of 1,191,500 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $8.65 and the average fair value of the options were $4.11. In fiscal year 2000, a total of 1,958,568 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $9.07 and the average fair value of these options were $4.02. In fiscal year 1999 a total of 1,605,773 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $14.07 and the average fair value of these options were $6.06.

    The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 2001, SARs with respect to 4,000 shares, with a weighted average exercise price of $19.37, were outstanding under these plans.

13. Employee Benefit Plans

    Benefit obligations, at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 2001 and 2000 are as follows:

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
Change in Benefit Obligation
Benefit obligation at beginning of year	$139,188	$169,243	$12,704	$24,147
Service cost	1,438	2,024	6	9
Interest cost	10,952	10,388	916	1,157
Plan participants' contributions	75	110	409	1,029
Amendments	—	1,490	—	(5,752)
Actuarial (gain)/loss	10,235	(5,894)	1,732	(3,779)
Curtailment (gain)/loss	(3,361)	(84)	(43)	—
Settlement (gain)/loss	—	(29,118)	—	(1,447)
Benefits paid	(10,462)	(8,971)	(2,552)	(2,660)

Benefit obligation at end of year	$148,065	$139,188	$13,172	$12,704
Change in Plan Assets
Fair value of plan assets at beginning of year	$148,420	$189,010	—	—
Actual return on plan assets	(3,069)	(3,533)	—	—
Employer contributions	13,500	1,865	2,143	1,631
Plan participants' contributions	75	110	409	1,029
Benefits paid	(10,462)	(8,971)	(2,552)	(2,660)
Settlements	—	(30,061)	—	—

Fair value of plan assets at end of year	$148,464	$148,420	—	—
Funded status	$399	$9,232	$(13,172)	$(12,704)
Unrecognized transition amount	(263)	(525)	—	—
Unrecognized net actuarial (gain)/loss	47,526	24,955	(14,074)	(16,949)
Unrecognized prior service cost	452	1,638	(5,417)	(6,041)

Prepaid/(accrued) benefit cost	$48,114	$35,300	$(32,663)	$(35,694)
Weighted-Average Assumptions as of June 30
Discount rate	7.625%	8.00%	7.625%	8.00%
Expected return on plan assets	9.50%	9.50%	N/A	N/A
Rate of compensation increase	4.50%	5.75%	N/A	N/A

    For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health benefits was assumed for all participants.

    Pension plan assets include $9,375 in Company stock.

    Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 2001, 2000 and 1999 are as follows:

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
Components of Net
Periodic Benefit Cost (Income)
Service cost	$1,438	$2,024	$5,125	$6	$9	$98
Interest cost	10,952	10,388	11,873	916	1,157	1,769
Expected return on plan assets	(13,703)	(14,544)	(18,182)	—	—	—
Amortization of transition amount	(263)	(268)	(322)	—	—	—
Amortization of prior service cost	161	(28)	(315)	(624)	(408)	(917)
Recognized net actuarial (gain)/loss	1,003	208	—	(1,143)	(1,275)	(1,140)

Net periodic benefit cost	$(412)	$(2,220)	$(1,821)	$(845)	$(517)	$(190)
Curtailment/settlement (gain)/loss	1,098	1,290	(40)	(43)	(6,705)	(3,882)

Net benefit cost	$686	$(930)	$(1,861)	$(888)	$(7,222)	$(4,072)

    Magnetek recognized a curtailment/settlement gain or loss in each of the fiscal years resulting from the following:

2001 Fiscal Year: The sale of the Standard Drives, Lighting and Transformer Divisions.
2000 Fiscal Year: The sale of the Motor Division.
1999 Fiscal Year: The sale of the Generator Division.

    The health care plans are contributory, with participants' contributions adjusted annually. The life insurance plans are non- contributory. The accounting for the health care plans anticipates future cost-sharing changes.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for Fiscal Year 2001:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect of total service and interest cost components
—based on 8.0% discount rate	$(62)	$0
Effect on postretirement benefit obligation
—based on 7.625% discount rate	$(893)	$0

    The Company has implemented a contribution policy for retiree health coverage effective January 1, 2000 that essentially removes any incremental cost to the Company in the event health insurance trend rates exceed five percent.

    In addition to the defined benefit retirement plans and health care plans, the Company contributes to a defined contribution savings plan. Company contributions were $926, $531 and $992 during the plan years ending March 2001, 2000 and 1999, respectively.

14. Related Party Transactions

    The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company through fiscal 2002 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman of Spectrum. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $936, $904 and $805 for the years ended June 30, 2001, 2000 and 1999, respectively.

    During the years ended June 30, 2001, 2000 and 1999, the Company paid approximately $32, $36 and $120, respectively in fees to charter an aircraft owned by a company in which the chairman is the principal shareholder. For the year ended June 30, 2001, a performance bonus was awarded in the amount of $408 and paid to Spectrum in July of 2001.

    The Company had retained ING Barings to act as its agent in connection with the purchase of stock under its 10 million share repurchase program. Commissions paid to ING Barings in 2001 amounted to $5. The Company also engaged ING Barings to evaluate strategic alternatives for its Lighting business in the fourth quarter of fiscal 2000, pursuant to which ING Barings was paid a retainer of $100. ING Barings was sold to ABN AMRO in January of 2001. The engagement responsibility for the Lighting business initiated by Magnetek with INGBarings transferred to ABN AMRO. Upon the completion of the sale of the Lighting business (see Note 3) in June of fiscal year 2001, fees of $1,020 were paid to ABN AMRO Inc. One of the Company's directors was a principal of INGBarings LLC and is now a principal at ABN AMRO Inc.

15. Accrued Liabilities

    Accrued liabilities consist of the following at June 30:

	2001	2000
Salaries, wages and related items	$11,536	$9,513
General insurance	4,631	4,898
Income taxes	2,608	668
Other	14,968	14,932

	$33,743	$30,011

16. Supplemental Cash Flow Information

    Changes in operating assets and liabilities of continuing operations follows:

Year ended June 30,	2001	2000	1999
(Increase) decrease in accounts receivable	$(1,077)	$1,382	$6,828
(Increase) decrease in inventories	(8,632)	7,244	(3,953)
(Increase) decrease in prepaids and other current assets	6,284	847	187
(Increase) decrease in other operating assets	(13,020)	(1,364)	3,177
Increase (decrease) in accounts payable	(8,120)	(5,783)	(1,550)
Increase (decrease) in accrued liabilities	(6,400)	(29,033)	4,689
Increase (decrease) in deferred income taxes	(10,683)	7,658	(16,104)
Increase (decrease) in other operating liabilities	38	(2,795)	(3,602)

	$(41,610)	$(21,844)	$(10,328)

CASH PAID FOR INTEREST AND INCOME TAXES FOLLOWS:
Interest	$8,348	$6,171	$18,241
Income taxes	$695	$6,967	$5,931

17. Business Segment and Geographic Information

    The Company currently operates within a single business segment termed Digital Power Products. Within the segment there exist two product lines, power control products and motion control products. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has a single customer whose revenues represented 13%, 16% and 18% of the Company's total revenues in fiscal years 2001, 2000 and 1999, respectively. Outstanding receivables with the Company's largest customer were 6%, 12% and 18% of the total receivables of the Company as of the year-end in fiscal years 2001, 2000 and 1999, respectively. Beyond the Company's single largest customer there is no significant concentration of credit risk.

    During the year ended June 30, 2001, sales of power control products were $192,253 and sales of motion control products were $106,007 as compared to power control products of $158,950 and motion and control products of $134,625 for the year ended June 30, 2000. During the year ended June 30, 1999, sales of power control products were $150,727 and sales of motion control products were $80,612.

    Information with respect to the Company's foreign subsidiaries follows:

For the year ended June 30	2001	2000	1999
Sales	$81,690	$75,685	$81,349
Operating income	9,764	5,727	4,433
Identifiable assets	89,782	90,322	113,029
Capital expenditures	6,208	5,644	9,734
Depreciation and amortization	7,029	7,731	8,732

    Operating income for the foreign subsidiaries does not include any allocation of corporate costs incurred in the United States. Sales by foreign subsidiaries include only sales of products that are made to customers outside of the U.S.

    The Company's foreign operations outside of Europe are not material. Export sales from the United States were $10,655, $5,580 and $5,152 in 2001, 2000 and 1999, respectively.

18. Quarterly Results (unaudited)

2001 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30
Net sales	$71,870	$81,868	$78,956	$65,566
Gross profit	16,946	20,177	21,254	18,389
Provision for income taxes	612	1,290	2,015	1,683
Income from continuing operations	$998	$2,090	$3,282	$2,713
Net income (loss)	$2,803	$3,913	$2,191	$(3,174)
Per common share:
Basic:
Income from continuing operations	$0.04	$0.09	$0.15	$0.12
Net income (loss)	$0.12	$0.17	$0.10	$(0.14)
Diluted:
Income from continuing operations	$0.04	$0.09	$0.14	$0.12
Net income (loss)	$0.12	$0.17	$0.10	$(0.14)

2000 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30
Net sales	$71,172	$66,681	$78,260	$77,462
Gross profit	14,470	16,406	17,266	15,067
Provision (benefit) for income taxes	267	339	769	(575)
Income (loss) from continuing operations	$434	$556	$1,254	$(962)
Net income (loss)	$38,008	$4,095	$3,664	$(3,315)
Per common share:
Basic:
Income (loss) from continuing operations	$0.01	$0.02	$0.05	$(0.04)
Net income (loss)	$1.29	$0.17	$0.16	$(0.14)
Diluted:
Income (loss)from continuing operations	$0.01	$0.02	$0.05	$(0.04)
Net income (loss)	$1.29	$0.17	$0.16	$(0.14)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Magnetek, Inc.

    We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 30, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Nashville, Tennessee
August 10, 2001

QuickLinks

2001 MAGNETEK ANNUAL REPORT AND FORM 10K
TABLE OF CONTENTS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS