Form 10-K, Exhibit 13
period 2002-06-30
MAGNETEK INC
filed 2002-09-26
CIK 751085

QuickLinks -- Click here to rapidly navigate through this document

Dear Fellow Stockholder:

Entering the fiscal year ended June 30, 2002, several of the markets we serve, telecommunications in particular, remained weak. Although industry inventories were being worked down, a "wait and see" attitude prevailed with regard to new capital spending programs. That attitude continued throughout our fiscal year, the "recovery" always remaining at least "six months away."

We have yet to see the recovery. In fact, we saw just the opposite. Our fiscal fourth quarter (ended June 30, 2002) marked the low point of the year in terms of revenue and profit. Yet, on declining sales volume we managed to turn in a profitable performance for the year while most of our industry peers did not.

The Company earned $.06 per share for the full year with a loss of $.02 per share in the fourth quarter. This compares to fiscal 2001 earnings, excluding results of divested operations, of $.39 per share for the year and $.12 per share in the fourth quarter.

The major problem in our just completed year was a 26% decline in revenue from an adjusted $252.7 million the year before. On the good side, despite the revenue decrease, gross profit margins only declined from 26.4% of revenue in fiscal 2001 to 23.1% of revenue in fiscal 2002.

After improving dramatically in fiscal 2001, the Company's operating results were adversely impacted by weakness in telecom and, to a somewhat lesser degree, information technology (IT) markets throughout fiscal 2002. Only Magnetek's market diversity—primarily in consumer products, industrial controls and alternative energy—enabled us to remain profitable for the year.

After improving dramatically in fiscal 2001, the Company's operating results were adversely impacted by weakness in telecom… throughout fiscal 2002.
During the year, orders for 'smart' power supplies and regulators for consumer products such as home appliances and audio-visual equipment almost doubled to an annualized rate of over $27 million. In addition, sales of Magnetek industrial controls and power conversion systems increased, nearly offsetting declines in telecom and IT by year-end.

Telecom was responsible for our loss in the fourth quarter. Clearly, the current problems in the telecom industry are systemic rather than cyclical, so its recovery is very difficult to predict. Therefore, we must manage our telecom power business more intensively, cut costs more aggressively, and gain shares of profitable telecom hardware and engineering, furnish and install (EF&I) markets. How are we going about that?

First and foremost, we have tightened our management focus. Peter McCormick, whose team has done an outstanding job of building our industrial controls business, has been elected a vice president of Magnetek with corporate-level responsibility for industrial controls. This allows executive vice president Richard Pratt, who previously had overall responsibility for industrial controls as well as telecom power, to focus exclusively on North American telecom power.

Under Mr. Pratt, we are implementing a new channel strategy that will enable us to better address the unique power needs of the wireless, broadband, access and wireline segments of the telecom marketplace. At the same time, we believe we will be able to cut telecom selling, general and administrative (SG&A) costs by nearly $1 million a year primarily by consolidating facilities, and we are implementing a new manufacturing resource planning (MRP) system that should reduce operating costs appreciably.	Even during the telecom downturn, substantial investments are still being made in infrastructure upgrades and maintenance.

On the marketing side, even during the current telecom downturn, substantial investments are being made in infrastructure upgrades and maintenance. In order to gain a greater share of that available market, we have brought aboard a proven industry sales executive, Shawn Doyle, formerly with Nortel for 19 years, to lead Magnetek's telecom power sales. And we have formed a Commercial Systems unit that will serve as the nucleus for the final marketing integration of our telecom power acquisitions, ADS, J-Tec and LAB Communications.

Further, we are seeking and finding new applications for our telecom power systems and services, including light rail communications networks in New York City and Pittsburgh, wireless "backhaul" projects (both landline and microwave) and emergency wireless "E911" installations.

Despite weak telecom and IT markets, our power-electronics group continued to score major design wins throughout fiscal 2002.	Except for consumer-related products, we also experienced declining sales in our power supplies business in fiscal 2002. To reverse this trend, executive vice president Antonio Canova has realigned our North American sales organization and brought on board two industry all-stars, Michael Smith and Michael Ehrenberger, to lead the development of Magnetek's domestic OEM and distributor sales channels. We also have expanded our European technical sales force and added application specialists in promising markets such as utility power line monitoring. And we have launched an initiative to win new customers in Asia from our manufacturing center in Shen-Zhen, China, which we opened in fiscal 2001 at the request of existing customers.

Despite weak telecom and IT markets, our power-electronics group continued to score major design wins‡ throughout fiscal 2002. Overall, we quoted on 361 programs and won 104 of them. That was up from 75 wins out of 199 quotes in fiscal 2001, and for the first time we quoted on as many programs in North America as in Europe. However, the question in many cases is when those programs will commence—and our customers' customers decide that.

‡  Programs expected to generate revenues in excess of $1 million each.

We are currently providing power conditioners for the world's largest fuel cell plant, a 1.4-megawatt installation at Verizon's call-routing center on Long Island, New York. And, we are designing advanced power conditioners for a number of other alternative energy sources, including solar power and micro-turbines. Use of on-site generators is predicted to grow, driven by increasing demands for energy reliability and security. With thousands of installations and millions of hours of operation, Magnetek is already one of the world's leading manufacturers of power conditioners and regulators for distributed power generators.

Our industrial controls group as a whole continued to grow and gain market share in fiscal 2002. At the same time, the group was able to cut costs through consolidation of manufacturing facilities and sales forces, resulting in a substantial increase in profit margins toward fiscal year end. Now, we are developing new crane control systems for the marine terminal market and drive systems for the European elevator market, both of which hold great potential.	As of fiscal 2002 year end, we were deriving nearly two-thirds of our revenue from…markets other than telecom and IT.

It is worth noting that, as of fiscal 2002 year end, we were deriving nearly two-thirds of our revenue from industrial controls, consumer products and appliances, power generation, digital imaging, business machines, semiconductor manufacturing, and medical electronics—in short, markets other than telecom and IT. It was Magnetek's market diversity that enabled us to remain profitable for the year, and market diversity is a key element of our strategy, both short- and long-term.

As reported to you last year, we restructured Magnetek with the express intent of focusing on digital power markets. That we have done, with the added benefits of reducing our debt to practically zero and gaining the attention of "power technology" analysts. Four investment firms* initiated coverage of Magnetek in fiscal 2002, and three independent market research organizations** reported on our emergent position in the industry during the year.

*  Stephens, Inc., Needham & Company, CIBC World Markets, and Wachovia Securities

** Micro-Tech Consultants, Darnell, Inc., and the Digital Power Group

We are including the most recent of these reports—the August 2002 issue of the Digital Power Report*** —with the mailing of our fiscal 2002 Annual Report to all shareholders because it describes what researchers Peter Huber and Mark Mills call the "highly ordered power industry" and Magnetek's competitive strategy in it.

***The August 2002 issue of Digital Power Report can be accessed on Gilder Publishing Company's Internet website:
http://www.powercosm.com/free_reports/free_reports.htm

These reports are independent publications. The Company neither adopts nor endorses their contents.

In our own words: Magnetek's strategy is to leverage our superior knowledge of digital power electronics to provide innovative solutions, including integrated systems and services, in applications requiring precise, reliable and efficient power in diverse, growable market segments with global reach and multiple customers. The strategy is based on four "legs":

One of the most important features distinguishing Magnetek from its competitors is the number of our products and systems that are 'smart'.	Technological Leadership is the first and most important leg. More than 200 of our 1,600 employees are engineers, over a third of whom hold advanced degrees. We are spending about 5% of total revenue (10% of power-electronics revenue) on new power-electronic product platforms. Counting both new platforms and new applications, we introduced 212 new products in fiscal 2002 compared to 179 in fiscal 2001.

One of the most important features distinguishing Magnetek from its competitors is the number of our products and systems that are "smart". All of our industrial control systems are programmable, and 76% of our power control products incorporate digital logic components and software algorithms that enable them to monitor and often control the systems they power.

Product Line Breadth is the second leg of our strategy. Historically, most of our power-electronics business was derived from "custom" power components defined by single customers. During the past year, we moved aggressively into market-defined products. Dc-to-Dc converters are one example. They must meet certain industry standards such as pin configuration. But they are not commodities because, beyond these basic industry standards, the performance of our converters differentiates them from those of competitors.

Now, we are increasing the depth as well as the breadth of our power-electronic product offering in order to gain market penetration through independent electronics sales representatives and distributors, who require full product lines to satisfy their customers.

Forward Integration into systems is the third leg of our strategy. We start by designing modular power-electronic sub-systems, then either integrate these "building blocks" into our own systems or sell them to others for use in theirs. At the end-user level, we are moving into system engineering, monitoring and control as well. The latest example is our HIQgrid™ system, which monitors and controls street lights. Successfully tested in Copenhagen, it is expected to reduce street lighting costs substantially when deployed on a citywide basis and may be used in other applications such as automated meter reading.

Market Diversity is the fourth leg of our strategy. We develop unique power platforms that convert, condition, control and save energy. At the same time, we scan the marketplace from the utility grid to the Internet for profitable applications requiring very precise, very reliable, efficient power. Examples include fuel cells and other alternative energy sources, semiconductor processing equipment, new modes of transportation, plasma display panels, home appliances, next-generation file servers, and wireless micro-cells. By so doing, we don't become overly dependent on any single market or customer.

In last year's Annual Report, I stated that whatever the impact and duration of the external factors affecting us, Magnetek's performance going forward would be better than in the past as a result of the fundamental strengths we have built into the Company. We outperformed most of our competitors in fiscal 2002, which we had not done the year before, and I believe I was right about the strengths we have built into the Company, which kept us profitable and essentially debt free.	The strengths we have built into the Company… kept us profitable and essentially debt-free in fiscal 2002.

During fiscal 2003, assuming that telecom and IT remain depressed (a fairly safe bet), we continue to count on our non-telecom, non-IT markets to take up the slack.

We will have somewhat higher SG&A due to increased R&D investment, marketing costs and pension expense. As we announced in our year-end earnings release, we are reviewing our benefit programs to ensure that they are both competitive and adequate for current employees, while appropriate from an overall cost standpoint. As one result, the Board has decided to discontinue the Company's retiree medical plan. In most cases, this plan simply supplemented Medicare coverage, and supplemental insurance is available from other sources at competitive rates.

Under generally accepted accounting principles, the immediate effect of ending the retiree medical plan on Magnetek's income statement will be to add a one-time gain (net of taxes) of approximately $18 million, or $.75 per share, to the Company's fiscal 2003 first quarter results. The effect in subsequent quarters will be to reduce reported income by about $400,000, although there will be an increase in cash flow of approximately the same amount.

Magnetek's technology and marketing strategy put it in an ideal position to ride the digital power supply demand wave for decades to come.	From an operating standpoint, our first fiscal quarter is seasonally our weakest due to summer vacation schedules in Europe, which accounts for approximately a third of Company revenue. However, midway into the first quarter, our book-to-bill ratio was better than 1-to-1, and our 90-day backlog was up to $54 million from $53 million at the end of fiscal 2002. Beyond that, unless there is an unanticipated reversal of current market trends, our performance in fiscal 2003 will depend largely on the pace of growth in our non-telecom businesses and our ability to win greater shares of available telecom and IT markets.

I will simply repeat what I said in last year's Annual Report: I am confident that Magnetek is appropriately sized for today's market conditions and anticipated growth rates. We have the resources to (1) increase new product development, (2) expand our sales and marketing efforts and (3) make appropriate acquisitions. Most important, as the economy and our markets rebound, we believe we will emerge as a new leader in a new industry—digital power—that will grow increasingly important in the future.

In the words of Huber and Mills' Digital Power Report, "Magnetek's technology and marketing strategy put it in an ideal position to ride the digital power supply demand wave for decades to come." We hope they are prophetic.

Andrew G. Galef
Chairman, President & Chief Executive Officer

SELECTED FINANCIAL DATA

Statement of Income Data

For the years ended June 30, (Amounts in thousands, except per share data)	2002	2001	2000	1999	1998

Net Sales	$188,224	$298,260	$293,575	$231,339	$244,040
Income (loss):
Continuing operations	$1,408	$9,083	$1,282	$(24,318)	$344
Discontinued operations	–	(3,350)	41,170	62,791	37,532

Net income	$1,408	$5,733	$42,452	$38,473	$37,876

Per common share – basic:
Income (loss) from continuing operations	$0.06	$0.40	$0.05	$(0.79)	$0.01
Net income	$0.06	$0.25	$1.71	$1.25	$1.25
Per common shares – diluted:
Income (loss) from continuing operations	$0.06	$0.39	$0.05	$(0.79)	$0.01
Net income	$0.06	$0.25	$1.70	$1.25	$1.25

    Net income for the fiscal year ended June 30, 2001 includes a $4,114 after-tax loss on the sale of the Company's Lighting and Transformer business included in discontinued operations.

    Net income for the fiscal year ended June 30, 2000 includes a $35,125 after-tax gain on the sale of the Company's Motor and European Lighting business included in discontinued operations.

    Net income for the fiscal year ended June 30, 1999 includes a $50,988 after-tax gain on the sale of the Company's Generator business included in discontinued operations. Continuing and discontinued operations results in fiscal 1999 include charges aggregating $21,564 and $12,836 respectively, relating to downsizing, inventory adjustments, severance costs and other asset write-downs.

    In fiscal year 1999, the effect of employee stock options is anti-dilutive as to earnings per share and is ignored in the computation of diluted earnings per share.

Balance Sheet Data

As of June 30, (Amounts in thousands)	2002	2001	2000	1999	1998

Total assets	$304,891	$321,754	$400,673	$576,220	$595,534
Long-term debt, including current portion	4,124	10,134	64,040	179,181	244,714
Common stockholders' equity	142,819	183,707	184,206	204,885	189,558

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During fiscal 2002, Magnetek's operating results were adversely impacted by weakness in key end markets, primarily telecommunications and, to a lesser extent, information technology. Going into the fiscal year, sales to these two markets represented over 60% of our total revenues. As a result, net sales declined some 37% from net sales reported in fiscal 2001 (26% excluding a business divested in 2001). In spite of the sales decline, we were able to remain profitable in fiscal 2002 due to a combination of an improved product mix, cost reduction actions and increased penetration of markets other than telecommunications and information technology, most notably consumer and industrial. Magnetek's strategy will continue to emphasize diversity in both our product offerings and our targeted markets.

As a result of a major restructuring program completed in fiscal 2001, we had proactively adjusted our infrastructure and appropriately sized our manufacturing capacity and overhead. In spite of declining sales, during fiscal 2002 we increased our investment in research and development and also invested in upgrading our sales and marketing capability while reducing general and administrative costs. We intend to maintain our investment level in R&D and continue investment programs in sales and marketing. While we will continue our efforts to control general and administrative costs, we will see an increase in annual pension expense of approximately $2.5 million in fiscal 2003 as compared to fiscal 2002 as a result of lower than expected return on assets held in the pension trust (see Note 13 of Notes to Consolidated Financial Statements).

While profitable for the full fiscal year, Magnetek reported a loss of $.02 per share in the fiscal fourth quarter. Market visibility remains limited, and we may continue to report losses in the initial quarters of fiscal 2003. Beyond that, improved performance depends primarily upon demand levels in our end markets and general economic activity. Although conditions may continue to be challenging, we believe that the strategy we are pursuing will provide future opportunities for growth and improved operating performance.

Magnetek operates in a single business segment, Digital Power Products, including electronic converters, inverters, rectifiers and systems generally known as power controls. These products are used primarily in industrial, telecommunications, data processing, consumer, imaging, power generation and other applications requiring precise, efficient, reliable power. We believe that with our technical, productive and financial resources Magnetek is well positioned to respond to increasing demand for such power.

RESULTS OF OPERATIONS

Net Sales and Gross Profit

Net sales for the Company decreased 36.9% to $188.2 million in fiscal 2002 from $298.3 million in fiscal 2001 and $293.6 million in fiscal 2000. This decrease in fiscal 2002 reflects a substantial slow-down in product demand in the telecommunications sector. Management believes that this slow-down may continue across the telecommunications sector into fiscal 2003. However, excluding the impact of a standard drives product line that was divested in January 2001, revenues decreased 25.6% from fiscal 2001. Revenues increased 1.6% in fiscal 2001 compared to fiscal 2000, but when adjusted for the divestiture, revenues were up 19.0% over fiscal 2000 levels. Gross profits fell in fiscal 2002 to $43.6 million (23.1% of net sales) compared to $76.8 million (25.7% of net sales) in fiscal 2001 and $63.2 million (21.5% of net sales) in fiscal 2000. Gross profit in fiscal 2002 declined due to the sale of standard drives ($10 million) and reduced demand in the telecommunications sector. Gross profit improved in fiscal 2001 over fiscal 2000 due primarily to a more favorable mix of products sold in both power control and industrial control markets.

Operating Expenses

Selling, general and administrative expense (including research and development expenditures) was $41.3 million (21.9% of net sales) in fiscal 2002 compared to $55.8 million (18.7% of net sales) in fiscal 2001 and $56.4 million (19.2% of net sales) in fiscal 2000. The decline in operating expenses from fiscal 2001 included the elimination of $8.1 million of expenses associated with the standard drives product line, with the balance of the reduction due to reduced support costs on the lower revenue base in fiscal 2002. Operating costs were reduced in fiscal 2001 as compared to fiscal 2000 in the areas of sales and marketing while the Company increased expenditures in research and development.

Interest and Other Expenses

Interest expense was $.2 million in fiscal 2002 compared to $4.3 million in fiscal 2001 and $2.9 million in fiscal 2000. In fiscal 2002, the Company repaid all of its domestic bank debt with the proceeds from divestitures of discontinued operations. Interest expense in fiscal years 2001 and 2000 was recorded in accordance with accounting principles that require the allocation of interest expense between continuing and discontinued operations based upon the amount of debt that can be attributed to these operations. Interest expense increased in fiscal 2001 due to the acquisition of J-Tec, Inc. and ADS Power

Resources, Inc., as well as a share repurchase program. The Company adopted the new rules for accounting for goodwill in the first quarter of fiscal 2002 (See Note 4 of Notes to Consolidated Financial Statements) and there was no goodwill amortization recorded in fiscal 2002, compared to expense of $2.2 million in fiscal 2001 and $1.8 million in fiscal 2000.

Net Income

In fiscal 2002, the Company recorded net income of $1.4 million or $.06 per share on both a basic and diluted basis. The Company recorded net income of $5.7 million or $.25 per share on both a basic and diluted basis in fiscal 2001. Fiscal 2001 results reflect net income of $9.1 million from continuing operations and a $3.4 million loss from discontinued operations (including a $4.1 million loss on the sale of the Company's Lighting and Transformer businesses). Continuing operations earned $.39 per diluted share in 2001 with discontinued operations accounting for a loss of $.14 per diluted share. Fiscal 2000 results reflect net income of $1.3 million from continuing operations, $6.1 million from discontinued operations and a $35.1 million gain on the divestiture of discontinued businesses.

Liquidity and Capital Resources

As of June 30, 2002, long-term borrowings (including current portion) were $4.1 million compared to $10.1 million as of June 30, 2001. The decrease in borrowing was due to the repayment of all of the Company's bank debt with the proceeds from the divestiture of the Company's Transformer business ($19.5 million received in July 2001). During fiscal 2002, the Company also sold a minority investment in a lighting controls company for $4.7 million and completed the acquisition of LAB Communications, Inc. (LAB) for a net cash payment of $1.7 million. The Company also repurchased shares of its common stock on the open market for a total cash outlay of $3.9 million. Net cash used in operating activities was $7.4 million, primarily due to decreases in accounts payable and accrued liabilities, partially offset by decreased levels of accounts receivable and inventories. Capital expenditures in fiscal 2002 were $7.6 million, primarily related to normal maintenance and upgrading of the existing capital infrastructure and the installation of an enterprise resource planning system in the Industrial Controls business.

We currently anticipate capital expenditures in fiscal 2003 to be less than $10 million. There are no current requirements or plans for major capacity expansion, although included in the fiscal 2003 capital budget are modest capital expenditures for expanding our operation in China. The amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

The Company's Board of Directors has authorized the repurchase of up to 10% of the Company's outstanding common stock, or approximately 2.26 million shares. We do not anticipate significant share repurchases during fiscal 2003.

In connection with the acquisition of the net assets of LAB, the Company has a $3.8 million payable to LAB. (see Note 2 of Notes to Consolidated Financial Statements).

Primarily as a result of the decline in stock market equity values, as of June 30, 2002 the accumulated benefit obligation for the Company's defined benefit pension plan exceeded plan assets by approximately $14.4 million. During the two years ended June 30, 2002, the Company made aggregate contributions to the plan of $24.4 million (approximately $15.5 million in cash and the remainder in the Company's common stock). The amount and timing of future contributions to the plan are dependent upon values in equity and fixed income markets and, to a lesser extent, the level of interest rates (see Note 13 of Notes to Consolidated Financial Statements).

The Company may be subject to certain potential environmental and legal liabilities associated with the divestiture of discontinued operations (see Note 11 of Notes to the Consolidated Financial Statements).

The Company has an agreement with a group of banks to provide up to $40 million under a revolving loan facility. Available borrowings are based upon specified levels of domestic accounts receivable and inventories as measured on a quarterly basis. This facility also supports the issuance of letters of credit. As of June 30, 2002 the Company had approximately $31 million of available borrowings under the facility. Additionally, the Company's European subsidiary maintains borrowing arrangements with local banks, primarily to support working capital needs. No amounts were outstanding at June 30, 2002 under any of the Company's bank lending agreements.

Based upon current plans and business conditions, management believes that borrowing capacity under our revolving loan facilities and internally generated cash flows will be sufficient to fund anticipated working capital needs, capital expenditures and other near-term commitments during the next twelve months.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions by management that affect the reported amount of assets and liabilities, revenues and related disclosures. Actual results could differ from those estimates. Critical accounting policies and significant assumptions by management are disclosed in Note 1 of the accompanying consolidated financial statements.

Risk Factors Affecting the Company's Financial Outlook

Reduced demand for power products in the telecommunications and information technology industries had a material adverse effect on the Company in fiscal 2002. While reduced demand in these two industries affected many companies to varying degrees, it did not apply to all companies, and if demand in one or both of these industries deteriorates further in subsequent periods, the adverse effect on Magnetek could continue to be material. In addition, the Company is subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, changes in interest rates, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes.

In addition to variations in demand for power products in the markets Magnetek serves, management believes that the most significant potential risk factors faced by the Company, not necessarily in order of priority, are the following:

Dependence on Customers

Magnetek's sales to its top five customers represented approximately 27% of its net sales in fiscal 2002. The loss of any such customers or significant decreases in any such customers' levels of purchases from Magnetek could have a material adverse effect on the Company's financial position or results of operations.

Competitive Size

The Power Controls industry includes more than 1,000 enterprises, according to Micro-Tech Consultants, an industry research organization. Of these, Magnetek competes directly only with manufacturers of complex, non-commodity power products, which management estimates constitute less than 5% of the industry. However, certain of Magnetek's competitors are significantly larger and have substantially greater resources than the Company. Further, given the current excess capacity and the decline in valuations of companies within the industry, the risk of consolidation in the industry could result in larger competitors than exist today.

In Industrial Controls, Magnetek competes with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, and mining machinery drive builders. The total number of such enterprises with whom Magnetek competes directly is considered to be fewer than 50, and management believes that Magnetek commands the largest North American market share in each area. However, certain of Magnetek's competitors are significantly larger and have substantially greater resources than the Company, and some are global in scope, whereas Magnetek currently competes primarily in the North American market.

International Business

Magnetek's international operations are subject to risks associated with changes in local economic and political conditions, currency exchange restrictions, regulatory requirements and taxes.

Since international sales account for approximately 34% of Magnetek's revenue, currency exchange rates may impact the Company's results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar may have an economic impact on revenue and profit. During fiscal 2002, Magnetek was not materially impacted by such currency fluctuations, but a substantial weakening in the value of the dollar against other currencies, primarily the euro, could have a material adverse effect on the Company's financial position or results of operations.

Intellectual Property

Management believes that Magnetek's intellectual property in the area of digital power-electronics is equal or superior to its competitors' and does not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, Magnetek is highly dependent on both patented and confidential intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have a material adverse effect on the Company's financial position or results of operations.

Likewise, the Company could be adversely affected financially should it be judged to have infringed upon the intellectual property of others. Magnetek is currently defending against one such claim alleging infringement of electronic ballast patents, and is seeking judicial relief from the claim (see Note 11 of Notes to Consolidated Financial Statements). The Company was engaged in no other patent infringement litigation at June 30, 2002.

Environmental Issues

Magnetek has agreed to provide indemnification against environmental liabilities and potential liabilities associated with operations that it has divested, including certain motor, generator, lighting ballast, transformer and drive manufacturing operations. Such liabilities, if any, could have a material adverse effect on the Company's financial position. Further, Magnetek has been indemnified against potential environmental liabilities and potential liabilities associated with operations that it has acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers, such liabilities, if any, could have a material adverse effect on the Company's financial position or results of operations (see Note 11 of Notes to Consolidated Financial Statements).

Acquisitions

Magnetek's business strategy calls for growth and diversification in the digital power-electronic products business. Pursuing acquisition opportunities and attempting to integrate and manage acquired businesses requires significant resources, including management time and skill, and these efforts may detract from the management or operation of these and the Company's other businesses. Additionally, acquired businesses may not perform as anticipated, thereby causing Magnetek's operating results to suffer.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks in the areas of foreign exchange and interest rates. To mitigate the effect of such risks, the Company selectively utilizes specific financial instruments. Hedging transactions can be entered into under Company policies and procedures and are monitored monthly. Company policy clearly prohibits the use of such financial instruments for trading or speculative purposes. A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies under Note 1 in the Notes to Consolidated Financial Statements.

Interest Rates

The fair value of the Company's debt was $4 million and $10 million at June 30, 2002 and June 30, 2001, respectively. The fair value of the Company's debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Prospectively, the Company does not consider there to be material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For the Company's debt outstanding at June 30, 2002 and 2001, a hypothetical 10% adverse change in interest rates would have had minimal impact on the Company's pre-tax earnings and cash flow.

Foreign Currency Exchange Rates

The Company may selectively enter into foreign exchange contracts to hedge certain balance sheet exposures in Europe. In fiscal year 2001, the Company entered into foreign exchange contracts with respect to discontinued operations to hedge cost exposures related to manufacturing facilities in Mexico. The Company had no foreign currency contracts outstanding at June 30, 2002 and 2001.

As a condition to the sale of its Lighting business, the Company agreed to provide the buyer, for a period of five months following the sale, a fixed peso to dollar conversion rate for a specified amount of peso denominated costs. At June 30, 2001 the Company included in its loss on sale of the Lighting business the difference between the guaranteed conversion rate and the market rate at the sale date. All amounts due under the peso to dollar conversion agreement were finalized in the first six months of fiscal 2002.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30, (Amounts in thousands, except per share data)	2002	2001	2000

Net sales	$188,224	$298,260	$293,575
Cost of sales	144,663	221,494	230,366

Gross profit	43,561	76,766	63,209
Research and development	9,770	9,417	8,125
Sales, general and administrative	31,513	46,359	48,244

Income from operations	2,278	20,990	6,840
Interest expense	194	4,335	2,907
Other expense (income), net	(224)	1,972	1,851

Income from continuing operations before provision for income taxes	2,308	14,683	2,082
Provision for income taxes	900	5,600	800

Income from continuing operations	1,408	9,083	1,282
Discontinued operations -
Income from operations (net of taxes)	–	764	6,045
Gain (loss) from discontinued operations	–	(4,114)	35,125

Net income	$1,408	$5,733	$42,452

Per common share basic:
Income from continuing operations	$0.06	$0.40	$0.05
Income (loss) from discontinued operations	–	(0.15)	1.66

Net income	$0.06	$0.25	$1.71

Per common share diluted:
Income from continuing operations	$0.06	$0.39	$0.05
Income (loss) from discontinued operations	–	(0.14)	1.65

Net income	$0.06	$0.25	$1.70

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30, (Amounts in thousands, except per share data)	2002	2001

Assets

Current assets:
Cash	$4,816	$5,310
Accounts receivable, less allowance for doubtful accounts of $2,432 in 2002 and $5,235 in 2001	41,532	51,074
Inventories	45,338	48,907
Deferred income taxes	6,348	8,053
Prepaids and other assets	2,419	3,624

Total current assets	100,453	116,968

Property, plant and equipment:
Land	1,060	960
Buildings and improvements	10,894	8,665
Machinery and equipment	81,213	66,977

Less accumulated depreciation and amortization	61,194	45,664

Net property, plant and equipment	31,973	30,938

Net assets of discontinued operations	–	19,500
Goodwill, less accumulated amortization of $9,720 in 2002 and 2001	95,533	88,784
Prepaid pension and other assets	76,932	65,564

	$304,891	$321,754

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$25,386	$33,946
Accrued liabilities	18,559	33,743
Current portion of long-term debt	407	5,822

Total current liabilities	44,352	73,511

Long-term debt, net of current portion	3,717	4,312
Pension benefit obligations	74,363	–
Other long-term obligations	39,640	37,915
Deferred income taxes	–	22,309
Commitments and contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized 23,511,000 and 22,717,000 shares issued and outstanding in 2002 and 2001	236	227
Additional paid-in capital	106,216	97,951
Retained earnings	115,803	114,395
Accumulated other comprehensive loss	(79,436)	(28,866)

Total stockholders' equity	142,819	183,707

	$304,891	$321,754

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
(Amounts in thousands, except share data)
	Shares	Amount	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance, June 30, 1999	29,986,000	$300	$160,574	$66,210	$(22,199)	$204,885

Exercise of stock options	195,000	2	1,730	–	–	1,732

Share value trust	–	–	(303)	–	–	(303)

Unearned employee compensation	–	–	303	–	–	303

Share repurchase/retirement	(7,108,000)	(71)	(62,320)	–	–	(62,391)

Tax benefit for options exercised	–	–	415	–	–	415

Net income	–	–	–	42,452	–	42,452
Translation adjustments	–	–	–	–	(2,887)	(2,887)

Comprehensive income - 2000	–	–	–	–	–	39,565

Balance, June 30, 2000	23,073,000	$231	$100,399	$108,662	$(25,086)	$184,206

Exercise of stock options	301,000	3	2,589	–	–	2,592

Shares retired from trust	(180,000)	(2)	–	–	–	(2)

Shares sold from trust	–	–	216	–	–	216

Shares issued for acquisition	598,000	6	6,658	–	–	6,664

Share repurchase/retirement	(1,075,000)	(11)	(12,342)	–	–	(12,353)

Tax benefit for options exercised	–	–	431	–	–	431

Net income	–	–	–	5,733	–	5,733
Translation adjustments	–	–	–	–	(3,780)	(3,780)

Comprehensive income - 2001	–	–	–	–	–	1,953

Balance, June 30, 2001	22,717,000	$227	$97,951	$114,395	$(28,866)	$183,707

Exercise of stock options	252,000	3	2,172	–	–	2,175

Share repurchase / retirement	(264,000)	(3)	(3,030)	–	–	(3,033)

Employee stock purchase plan	2,000	–	17	–	–	17

Pension plan contribution	900,000	9	8,892	–	–	8,901

Deferred compensation plan	–	1	883	–	–	884

Share value trust	(96,000)	(1)	(883)	–	–	(884)

Tax benefit for options exercised	–	–	214	–	–	214

Net income	–	–	–	1,408	–	1,408
Translation adjustments	–	–	–	–	6,394	6,394
Minimum pension liability	–	–	–	–	(56,964)	(56,964)

Comprehensive loss - 2002	–	–	–	–	–	(49,162)

Balance, June 30, 2002	23,511,000	$236	$106,216	$115,803	$(79,436)	$142,819

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, (Amounts in thousands)	2002	2001	2000

Cash flows from operating activities:
Income from continuing operations	$1,408	$9,083	$1,282
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation	9,369	9,442	10,501
Amortization	17	2,958	2,837
Changes in operating assets and liabilities of continuing operations	(18,232)	(41,610)	(21,844)

Total adjustments	(8,846)	(29,210)	(8,506)

Net cash used in operating activities	(7,438)	(20,127)	(7,224)

Cash flows from investing activities:
Purchase and investment in companies, net of cash acquired	(1,691)	(33,348)	(48,245)
Proceeds from sale of businesses and other assets	24,264	133,995	255,445
Capital expenditures	(7,626)	(9,006)	(8,375)

Net cash provided by investing activities	14,947	91,641	198,825

Cash flows from financing activities:
Proceeds from sale of trust shares	—	214	—
Proceeds from issuance of common stock	2,175	2,592	1,732
Proceeds from employee stock purchase plan	17	—	—
Repurchase of common stock	(3,917)	(12,353)	(62,391)
Repayment of bank and other long-term obligations	(6,010)	(53,906)	(115,141)
Increase in deferred financing costs	(268)	—	(746)

Net cash used in financing activities	(8,003)	(63,453)	(176,546)

Net cash provided by (used in) continuing operations	(494)	8,061	15,055

Cash flows from discontinued operations:
Income from discontinued operations	—	764	6,045
Adjustments to reconcile income to net cash used in discontinued operations:
Depreciation and amortization	—	10,608	11,208
Changes in operating assets and liabilities of discontinued operations	—	(5,701)	(28,750)
Capital expenditures	—	(8,765)	(9,105)

Net cash used in discontinued operations	$—	$(3,094)	$(20,602)

Net increase (decrease) in cash	(494)	4,967	(5,547)
Cash at the beginning of the year	5,310	343	5,890

Cash at the end of the year	$4,816	$5,310	$343

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands except share and per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries (the "Company" or "Magnetek"). All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant areas requiring management estimates include the following key financial areas:

    Accounts Receivable

    Accounts receivable represent receivables from customers in the ordinary course of business. The Company is subject to losses from uncollectible receivables in excess of its allowances. The Company maintains allowances for doubtful accounts for estimated losses from customers' inability to make required payments. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. If the financial conditions of the Company's customers were to deteriorate and to impair their ability to make payments, additional allowances may be required in future periods. The Company's management believes that all appropriate allowances have been provided.

    Inventories

    The Company's inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. Inventory on hand may exceed future demand either because the product is obsolete, or the amount on hand is more than can be used to meet future needs. The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

    Reserves for Litigation and Environmental Issues

    The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." SFAS No. 5 defines a contingency as "an existing conditions, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

    SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) the amount of the loss can be reasonably estimated.

    The accrual of a contingency involves considerable judgment on the part of management. The Company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

    Income Taxes

    The Company uses the liability method to account for income taxes. The preparation of consolidated financial statements involves estimating the Company's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. An assessment of the recoverability of the deferred tax assets is made, and a valuation allowance is established based upon this assessment.

Federal income taxes are not provided currently on undistributed earnings of foreign subsidiaries since the Company presently intends to reinvest any earning overseas indefinitely.

Pensions and Post Retirement Benefits

The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. Changes in assumptions and future investment returns could potentially have a material impact on the Company's expenses and related funding requirements.

Revenue Recognition

The Company's policy is to record and recognize sales only upon shipment. Amounts billed to customers for shipping costs are reflected in net sales; shipping costs incurred are reflected in cost of sales.

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

Accounting For Stock Options

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant.

Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 requires all derivatives to be recorded on the balance sheet at fair value. This results in the offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings or in other comprehensive income in the same period. Changes in fair value of derivatives not meeting the Statement's hedge criteria are included in income. The Company adopted the Statement on July 1, 2000, and the adoption did not have a significant effect on its results of operations or financial position.

In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company applied the new rules for accounting for goodwill and other intangible assets beginning in fiscal year 2002. The Company performed the required impairment test in fiscal year 2002 and found no indication of impairment as of the measurement date.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provision of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions" was issued. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and removes goodwill from its scope and clarified other implementation issues related to SFAS No. 121. SFAS No. 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The Company does not expect SFAS No. 144 to have a material impact on its results of operations or financial position.

Research and Development

Expenditures for research and development are charged to expense as incurred and aggregated $9,770, $9,417 and $8,125 for the years ended June 30, 2002, 2001, and 2000, respectively.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed.

Deferred Financing Costs, Intangible and Other Assets

Costs incurred to obtain financing are deferred and amortized over the term of the financing. Amortization expense relating to deferred financing costs was $17, $683 and $582 for the years ended June 30, 2002, 2001 and 2000, respectively. Based upon the Company's adoption of SFAS No. 142, no goodwill amortization was recorded in the fiscal year ended June 30, 2002. Amortization expense relating to goodwill was $2,183 and $1,768 for the years ended June 30, 2001 and 2000, respectively.

Earnings Per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Fiscal Year

The Company uses a fifty-two, fifty-three week fiscal year ending on the Sunday nearest June 30. For consistency of presentation, all periods are presented as if the year ended on June 30. Fiscal years 2002 and 2001 contained 52 weeks and fiscal year 2000 contained 53 weeks.

2. Acquisitions/Divestitures

On May 24, 2002, the Company purchased the net assets of LAB Communications, Inc. (LAB) for cash of approximately $1.7 million (net of cash acquired of approximately $.2 million) and a payable to LAB of $3.8 million, subject to post closing adjustments. The Company acquired assets of approximately $1.7 million and assumed liabilities of $1.3 million. The purchase price has been allocated to the net assets acquired based upon their estimated fair market values. The acquisition was financed from the Company's available cash balances.

On March 2, 2001, the Company acquired ADS Power Resource, Inc., for approximately $8.8 million in cash and 597,691 shares of the Company's stock, valued at approximately $6.7 million. The Company acquired assets of approximately $4.7 million (including cash balances approximating $.4 million) and assumed liabilities of $.9 million. Costs in excess of net assets acquired, approximately $11.8 million, were recorded as goodwill. The cash portion of the purchase price was financed from the Company's revolving credit facility.

On January 29, 2001, the Company sold its Standard Drives business to Yaskawa Electric of America for approximately $27.6 million in cash. The business was part of the Company's Drives and Industrial Controls business and was responsible for assembling, marketing, selling, servicing and repairing Yaskawa general purpose AC drives and related products. Proceeds from the sale were used for debt repayment.

On November 13, 2000, the Company purchased all of the outstanding shares of J-Tec, Inc. for approximately $24 million. The Company acquired assets of approximately $13.1 million (including cash balances approximating $2.9 million) and assumed liabilities of $4.6 million. Post closing adjustments were completed in the third quarter of fiscal 2001 based upon the change in net assets acquired at closing versus a contractually agreed upon level of transferred net assets. Subsequent to post closing adjustments, total acquisition costs in excess of net assets acquired, approximately $19.2 million, were recorded as goodwill. J-Tec, Inc. is a power systems integrator serving the domestic telecommunications industry. The acquisition was financed from the Company's revolving credit facility.

On December 16, 1999 the Company purchased the shares of Mondel ULC, a Nova Scotia unlimited liability company for approximately $10 million. The Company acquired assets of approximately $2.5 million and assumed liabilities of $.3 million. Costs in excess of net assets acquired, approximately $7.8 million, were recorded as goodwill. Mondel ULC manufactures a variety of industrial brakes for the crane and hoist market. The acquisition was financed from the Company's revolving credit facility.

On July 23, 1999, the Company purchased the assets of Electric Motor Systems, Inc., Electromotive Systems, Inc., and EMS/Rosa Automation Engineering, Inc., (the "EMS Group") for cash of approximately $38.3 million. The Company acquired assets of approximately $19.8 million and assumed liabilities of $8.1 million. Costs in excess of net assets acquired, approximately $26.6 million, were recorded as goodwill. The acquisition was financed from the Company's revolving credit facility.

The above acquisitions have been accounted for under the purchase method of accounting and, accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values.

Operating results were included, or excluded, for all of the acquisitions and divestitures in the Company's consolidated results effective as of the acquisition or divestiture dates. The following pro forma information includes the operations of the acquired/divested entities for fiscal years 2001 and 2000 as if the respective transactions had occurred on the first day of the fiscal year immediately preceding the year of acquisition or divestiture. Pro forma information has not been presented for fiscal year 2002 as results would not differ materially from historical results.

For the years ended June 30, (Amounts in thousands, except per share data)	(actual)	(pro forma)	(pro forma)

	2002	2001	2000

Net sales	$188,224	$273,241	$255,591
Income from continuing operations	1,408	10,198	4,988
Net income	$1,408	$6,848	$46,158
Continuing operations
Basic EPS	$0.06	$0.45	$0.20
Diluted EPS	$0.06	$0.44	$0.20
Net income
Basic EPS	$0.06	$0.30	$1.61
Diluted EPS	$0.06	$0.30	$1.61

The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

3. Discontinued Operations

For the year ending June 30, 2002 there was no income related to discontinued operations. The results of the Company's electrical products businesses (Generators, Motors, Lighting and Transformers) are included in prior years within discontinued operations. The accompanying financial statements have been restated to conform to discontinued operations treatment for all historical periods.

On June 15, 2001 the Company sold its Lighting business to Universal Lighting Technologies, Inc., a subsidiary of Littlejohn Fund II, L.P., and on June 29, 2001 sold its Transformer business to American Circuit Breaker Corporation. Pre-tax proceeds received from the sale of the Lighting business were $105 million and were used to repay borrowings under the Bank Loan Agreement and repurchase shares of its common stock in fiscal year 2001. As of June 30, 2001, the $19.5 million classified on the balance sheet as net assets of discontinued operations represents the receivable value for the sale on June 29, 2001 of the Transformer business, which was subsequently collected on July 2, 2001 (fiscal year 2002). Proceeds from the sale of the Transformer business were used to repay debt and repurchase shares of common stock in fiscal year 2002.

On December 23, 1999, the Company sold its European Magnetic Lighting business to a group including former and current management. Net assets of the Company's German operations and certain inventory and fixed assets located in Milan, Italy were included in the transaction. Net proceeds, including the assumption of debt by the buyers, approximated $2.5 million. In addition, the buyers agreed to indemnify Magnetek for substantially all past, present and future obligations in connection with the business' operations in Germany. In connection with the sale, the Company also announced the closure of its Milan factory, which was completed in fiscal year 2000.

In April, 1999 the Company sold its Generator business to Emerson Electric, and in August, 1999 the Company sold its Motor business to A. O. Smith. Pre-tax proceeds received from the divestiture of the Generator and Motor businesses were

$115 million and $253 million, respectively. These proceeds were used to repay debt, repurchase shares of common stock and fund acquisitions made in fiscal year 2000.

The operating results of discontinued operations are as follows:

Year ended June 30	2002	2001	2000

Net sales	$–	$353,803	$452,274
Income before provision for income taxes	–	1,164	9,745
Provision for income taxes	–	400	3,700

Income from discontinued operations	$–	$764	$6,045

A portion of the Company's interest expense has been allocated to discontinued operations in accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations" (interest expense allocated to discontinued operations was $3.5 million in fiscal 2001, and $3.3 million in fiscal 2000). Taxes have been allocated using the same overall rate for the Company in each of the fiscal years presented.

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

4. Goodwill

The Company adopted SFAS No. 142, Goodwill and other Intangible Assets, effective July 1, 2001. Under SFAS No. 142, goodwill is no longer amortized but rather reviewed for impairment annually, or more frequently if certain indicators arise. The Company completed its required test under the SFAS and determined there is no impairment to its recorded goodwill balances. Had the Company accounted for its goodwill under SFAS No. 142 for all periods presented, net income and earnings per share would have been as follows:

	2002	2001	2000

Reported net income	$1,408	$5,733	$42,452
Add back goodwill amortization net of tax	–	1,340	1,089

Adjusted net income	$1,408	$7,073	$43,541

Basic earnings per share
Reported net income	$0.06	$0.25	$1.71
Goodwill amortization net of tax	–	0.06	0.04

Adjusted net income	$0.06	$0.31	$1.75

Diluted earnings per share
Reported net income	$0.06	$0.25	$1.70
Goodwill amortization net of tax	–	0.06	0.04

Adjusted net income	$0.06	$0.31	$1.74

5. Inventories

Inventories at June 30, consist of the following:

	2002	2001

Raw materials	$29,201	$29,513
Work-in-process	10,747	8,839
Finished goods	5,390	10,555

	$45,338	$48,907

6. Long-Term Debt and Bank Borrowing Arrangements

Long-term debt at June 30, consists of the following:

	2002	2001

Revolving bank loans	$–	$4,900
Miscellaneous installment notes, capital leases and other obligations at rates ranging from 4.3 percent to 10.5 percent, due through 2007	4,124	5,234

	4,124	10,134
Less current portion	407	5,822

	$3,717	$4,312

Bank Borrowing Arrangements

At June 30, 2002, the Company had an agreement with a syndicate of banks to lend up to $40,000 under a revolving loan facility through December 17, 2003. Borrowings under the agreement (the "Bank Loan Agreement") bear interest at the bank's prime lending rate or, at the Company's option, the London Interbank Offered Rate plus one and a half percent. These rates may be reduced or increased based on the level of certain funded debt ratios. At June 30, 2002, there were no borrowings under the Bank Loan Agreement. The Company is required to pay a commitment fee of .3 percent on unused commitments.

Borrowings under the Bank Loan Agreement are secured by equipment, accounts receivable, general intangibles and inventories of the Company and certain of its subsidiaries, and by the outstanding stock of certain of the Company's subsidiaries. The Bank Loan Agreement contains certain provisions and covenants which, among other things, restrict the payment of cash dividends on common stock, limit the amount of future indebtedness and require the Company to maintain specified levels of net worth and cash flow.

The Company's European subsidiary has certain limited local borrowing arrangements to finance working capital needs. The borrowings under these arrangements are secured by accounts receivable and inventories of the subsidiary. The Company has provided parent guarantees to the local banks which provide the related financing.

Aggregate principal maturities on long-term debt outstanding at June 30, 2002 are as follows:

Year ended June 30

2003	$407
2004	1,038
2005	872
2006	678
2007	519
Thereafter	610

$4,124

7. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share.

	2002	2001	2000

Basic earnings per share:
Income from continuing operations	$1,408	$9,083	$1,282
Income from discontinued operations	–	764	6,045
Gain (loss) on sale of discontinued businesses (net of taxes)	–	(4,114)	35,125

Net income	$1,408	$5,733	$42,452
Weighted average shares for basic earnings per share	22,517	22,548	24,862
Basic earnings per share
Income from continuing operations	$0.06	$0.40	$0.05
Income from discontinued operations	–	0.03	0.25
Gain (loss) on sale of discontinued businesses (net of taxes)	–	(0.18)	1.41

Basic earnings per share	$0.06	$0.25	$1.71
Diluted earnings per share:
Income from continuing operations	$1,408	$9,083	$1,282
Income from discontinued operations	–	764	6,045
Gain (loss) on sale of discontinued businesses (net of taxes)	–	(4,114)	35,125

Net income	$1,408	$5,733	$42,452
Weighted average shares for diluted earnings per share	22,517	22,548	24,862
Effect of dilutive stock options	471	605	85

Weighted average shares for diluted earnings per share	22,988	23,153	24,947
Diluted earnings per share:
Income from continuing operations	$0.06	$0.39	$0.05
Income from discontinued operations	–	0.03	0.24
Gain (loss) on sale of discontinued businesses (net of taxes)	–	(0.17)	1.41

Diluted earnings per share:	$0.06	$0.25	$1.70

8. Fair Values of Financial Instruments

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values.

9. Derivative Financial Instruments

The Company periodically uses certain foreign exchange contracts, primarily to minimize its risk of loss from fluctuations in exchange rates affecting foreign currency receivables. Gains and losses from these transactions are recorded in cost of sales as the contracts are liquidated. The Company liquidated all forward currency contracts as of June 30, 2002. With the sale of discontinued operations, the Company liquidated all copper and aluminum forward contracts as of June 30, 2001. Due to significantly lower debt levels, the Company liquidated all interest rate swaps in fiscal year 2000. The Company does not use derivative financial instruments for speculative or trading purposes.

As a condition of the sale of its Lighting business, the Company agreed to provide for a period of five months following the sale, a fixed peso to dollar conversion rate for a specified amount of peso denominated costs. This derivative does not qualify for hedge treatment under SFAS No. 133. As such, the Company recorded $937 as the fair value of the liability as of June 30, 2001. The actual liability incurred was less than the fair value of the liability as of June 30, 2001 by an immaterial amount.

10. Income Taxes

Income tax expense (benefit) is allocated in the financial statements as follows:

Year ended June 30	2002	2001	2000

Income tax expense (benefit) attributable to continuing operations	$900	$5,600	$800
Discontinued operations	–	(2,200)	700

Total	$900	$3,400	$1,500

The expense for income taxes applicable to continuing operations is as follows:

Year ended June 30	2002	2001	2000

Current:
Federal	$(89)	$–	$(7,167)
State	472	1,429	855
Foreign	4,121	7,351	2,590
Deferred:
Federal	(816)	(1,739)	4,765
State and Foreign	(2,788)	(1,441)	(243)

	$900	$5,600	$800

A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income from continuing operations is as follows:

	2002		2001		2000

Year ended June 30	Amount	%	Amount	%	Amount	%

Provision computed at the statutory rate	$808	35.0	$5,139	35.0	$729	35.0
State income taxes, net of federal benefit	289	12.5	873	5.9	556	26.4
Foreign tax rates in excess of federal statutory rate	145	6.3	1,077	7.3	(1,607)	(76.4)
Benefit due to federal tax law change	(1,154)	(50.0)	–	–	–	–
Provision for additional taxes	794	34.4	(3,063)	(20.9)	1,056	50.2
Other - net	18	0.8	1,574	10.7	66	2.8

	$900	39.0	$5,600	38.0	$800	38.0

Income before provision for income taxes of the Company's foreign subsidiaries was approximately $3,655, $14,632 and $9,812 for the years ended June 30, 2002, 2001 and 2000.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 2002 and 2001 are as follows:

Year ended June 30	2002	2001

Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$11,534	$16,224
Prepaid pension asset	–	18,791

Total deferred tax liabilities	11,534	35,015

Deferred tax assets:
Postretirement medical benefit obligation	11,617	12,706
Warranty reserves	143	180
Inventory and other reserves (including restructuring)	6,122	7,873

Total gross deferred tax assets	17,882	20,759

Net deferred tax liability (asset)	$(6,348)	$14,256

The Company has determined that, as of June 30, 2002, it is more likely than not that the deferred tax asset will be realized. Therefore, no valuation allowance is necessary.

11. Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 2002 total $37,307 and are payable in future fiscal years as follows: $7,598 in 2003; $6,042 in 2004; $4,409 in 2005; $2,299 in 2006; $1,896 in 2007 and $15,063 thereafter.

Aggregate future minimum rentals to be received under noncancelable subleases as of June 30, 2002 total $18,547.

For the years ended June 30, 2002, 2001 and 2000, rent expense was $7,325, $4,994 and $4,314 respectively, while sublease rental income was $2,878, $1,939 and $453 respectively.

Litigation—Product Liability

The Company is a party to a number of product liability lawsuits, many of which involve fires allegedly caused by defective lighting ballasts. All of these cases are being defended by the Company, and management believes that its insurers will bear all liability, except for applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material effect on the Company. In June 2001 the Company sold its Lighting business (see Note 3 of Notes to Consolidated Financial Statements).

The Company is frequently named, along with numerous other defendants, in asbestos-related lawsuits. While the outcome of these cases cannot be predicted with certainty, the Company is aggressively seeking to be dismissed from the proceedings and does not believe the proceedings, individually or in the aggregate, will have a material adverse effect on its finances or operations. The Company has never produced asbestos-containing products and is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims, all of which arise from business operations the Company acquired but no longer owns.

Litigation—Patent Infringement

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology. Mr. Nilssen seeks unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denies that any of its products infringe any valid patent and has filed a response asserting its affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Nilssen and also that the asserted patents are invalid. The Company intends to vigorously defend against Nilssen's claims and although it cannot predict the outcome of the lawsuit, management does not believe that the financial impact of this matter will be material.

Environmental Matters—General

The Company has from time to time discovered the existence of hazardous substances at certain of its facilities. In response, the Company conducts remediation activities to bring its facilities into compliance with applicable laws and regulations. The Company's remediation activities for fiscal 2002 did not involve material expenditures, and the Company does not expect its expenditures for fiscal 2003 to be material. The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several facilities and offsite locations. Its remediation activities as a potentially responsible party were not material for fiscal 2002 and are not expected to be material for fiscal 2003. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation is not expected to be material.

In connection with certain divestitures, the Company has agreed, from time to time, to indemnify buyers with respect to environmental liabilities associated with the divested operations, subject to various conditions and limitations. Expenditures related to the Company's indemnification obligations were not material in fiscal 2002 and are not expected to be material in fiscal 2003. Although future expenditures pursuant to such indemnification obligations could be material, depending upon the extent and nature of subsequently discovered contamination, the Company does not expect its obligations to require material expenditures.

Century Electric (McMinnville, Tennessee)

Prior to the Company's purchase of Century Electric, Inc. ("Century Electric") in 1986, Century Electric acquired a business from Gould Inc. ("Gould") in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. In connection with this acquisition, Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls ("PCBs") at the McMinnville facility (the "1983 Indemnity"). Investigation has revealed the presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples. Century Electric notified the Tennessee Department of Environment and Conservation, Division of Superfund, of the test results from its investigation and the McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site. A report on the site was presented to the Tennessee legislature and community officials and plant employees were notified of the presence of contaminants at the McMinnville facility. In 1995, Gould completed an interim remedial excavation and disposal of onsite soil containing PCBs. Gould also conducted a preliminary investigation and cleanup of certain onsite and offsite contamination. The cost of any further investigation and cleanup of onsite and offsite contamination cannot presently be determined, but the Company believes such costs (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company's financial position or results of operations.

Effect of Fruit of the Loom Bankruptcy

The Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from Universal's pre-acquisition activities. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport, Connecticut facility (recently sold in connection with the sale of the transformer business) and defense and indemnification against liability related to offsite disposal locations where Magnetek may have a share of potential response costs. In 1999 FOL filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL has substantially completed the clean-up obligations required by the indemnification agreement. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax credits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL's ability to set aside any remaining obligations to the states of Connecticut and New Jersey through bankruptcy, or the discovery of additional environmental contamination at the Bridgeport facility, could have an adverse effect on the Company's financial position or results of operations.

Letters of Credit

The Company had approximately $10,244 of outstanding letters of credit as of June 30, 2002. The Company is permitted to issue up to $18,000 of letters of credit under the Bank Loan Agreement through July 31, 2002 and up to $10,000 thereafter.

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

A summary of certain information with respect to options under the Plans follows:

Year ended June 30	2002	2001	2000

Options outstanding, beginning of year	4,983,265	4,638,909	4,729,325
Options granted	1,645,569	1,191,500	1,958,568
Options exercised	(252,041)	(301,488)	(195,528)
Weighted average exercise price	$8.63	$8.60	$8.86
Options cancelled	(563,948)	(545,656)	(1,853,456)

Options outstanding, end of year	5,812,845	4,983,265	4,638,909
Weighted average price	$11.27	$11.59	$12.29

Exercisable options	3,449,229	2,848,374	2,456,295

The following table provides information regarding exercisable and outstanding options as of June 30, 2002.

	Exercisable		Outstanding

Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)

Under $10.00	1,620,382	$8.74	2,613,332	$8.61	7.29
$10.00 - $12.50	308,628	10.90	1,565,961	10.87	8.39
$12.51 - $15.00	414,112	13.41	527,445	13.31	4.73
Over $15.00	1,106,107	17.16	1,106,107	17.16	5.15

Total	3,449,229	$12.20	5,812,845	$11.27	6.95

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

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted in fiscal years after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no dividends, using the following assumptions:

	Options

	2002	2001	2000

Expected life (years)	6.1	5.9	5.6
Expected stock price volatility	46.4%	39.1%	39.1%
Risk-free interest rate	4.8%	5.9%	6.1%

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

(Thousands except per share amounts)	2002	2001	2000

Net income - as reported	$1,408	$5,733	$42,452
Net income (loss) - pro forma	$(3,255)	$2,802	$41,750
Basic net income per share - as reported	$0.06	$0.25	$1.71
Basic net income (loss) per share - pro forma	$(0.14)	$0.12	$1.68
Diluted net income per share - as reported	$0.06	$0.25	$1.70
Diluted net income (loss) per share - pro forma	$(0.14)	$0.12	$1.67

In fiscal year 2002, a total of 1,645,569 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $10.60 and the average fair value of the options were $5.46.

In fiscal year 2001, a total of 1,191,500 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $8.65 and the average fair value of the options was $4.11. In fiscal year 2000, a total of 1,958,568 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $9.07 and the average fair value of these options were $4.02.

The Company has granted stock appreciation rights (SARs) to certain of its directors under director incentive compensation plans. As of June 30, 2002, SARs related to 4,000 shares, with a weighted average exercise price of $19.37, were outstanding under these plans.

13. Employee Benefit Plans

Benefit obligations at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 2002 and 2001 were as follows:

	Pension Benefits		Other Benefits

	2002	2001	2002	2001

Change in Benefit Obligation
Benefit obligation at beginning of year	$148,065	$139,188	$13,172	$12,704
Service cost	674	1,438	2	6
Interest cost	10,965	10,952	952	916
Plan participants' contributions	22	75	1,454	409
Actuarial loss	5,446	10,235	333	1,732
Curtailment gain	–	(3,361)	–	(43)
Benefits paid	(14,211)	(10,462)	(2,193)	(2,552)

Benefit obligation at end of year	$150,961	$148,065	$13,720	$13,172
Change in Plan Assets
Fair value of plan assets at beginning of year	$148,464	$148,420	$–	$–
Actual return on plan assets	(9,288)	(3,069)	–	–
Employer contributions	10,926	13,500	739	2,143
Plan participants' contributions	22	75	1,454	409
Benefits paid	(14,211)	(10,462)	(2,193)	(2,552)
Settlements	–	–	–	–

Fair value of plan assets at end of year	$135,913	$148,464	$–	$–
Funded Status	$(15,048)	$399	$(13,720)	$(13,172)
Unrecognized transition amount	–	(263)	–	–
Unrecognized net actuarial (gain)/loss	74,635	47,526	(11,352)	(14,074)
Unrecognized prior service cost	399	452	(4,793)	(5,417)

Prepaid/(accrued) benefit cost	$59,986	$48,114	$(29,865)	$(32,663)
Amounts Recognized in Statement of Financial Position
Prepaid benefit cost	$59,986	$48,114	$–	$–
Accured benefit liability	(74,363)	–	(29,865)	(32,663)
Intangible asset	399	–	–	–
Accumulated other comprehensive income	73,964

Net amount recognized	$59,986	$48,114	$(29,865)	$(32,663)
Weighted-Average Assumptions as of June 30
Discount rate	7.375%	7.625%	7.375%	7.625%
Expected return on plan assets	9.50%	9.50%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	N/A	N/A

Under SFAS No. 87, "Employers' Accounting for Pensions," when the accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets, a minimum liability (net of related income tax benefit) must be established on the balance sheet with a corresponding amount in other comprehensive income in shareholders' equity. The minimum pension liability must also include any prepaid pension asset balance (the amount by which contributions to a plan have exceeded expense recorded under SFAS No. 87) as of the measurement date. Pursuant to SFAS No. 87, the Company recorded a pension liability of $74,363 at June 30, 2002. This amount, net of tax benefits of $17,000 has been recorded as a reduction to equity in "Accumulated Other Comprehensive Loss" on the Company's balance sheet.

For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health benefits was assumed for all participants.

Pension plan assets include $12,802 in Company stock.

Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 2002, 2001 and 2000 were as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Components of Net
Periodic Benefit Cost (Income)
Service cost	$674	$1,438	$2,024	$2	$6	$9
Interest cost	10,965	10,952	10,388	952	916	1,157
Expected return on plan assets	(13,587)	(13,703)	(14,544)	–	–	–
Amortization of transition amount	(263)	(263)	(268)	–	–	–
Amortization of prior service cost	53	161	(28)	(624)	(624)	(408)
Recognized net actuarial (gain)/loss	1,212	1,003	208	(2,388)	(1,143)	(1,275)

Net periodic benefit cost	$(946)	$(412)	$(2,220)	$(2,058)	$(845)	$(517)
Curtailment/settlement (gain)/loss	–	1,098	1,290	–	(43)	(6,705)

Net benefit cost	$(946)	$686	$(930)	$(2,058)	$(888)	$(7,222)

The curtailment/settlement gain or loss resulted from the following:

Fiscal 2001: The sale of the Standard Drives, Lighting and Transformer business.

Fiscal 2000: The sale of the Motor business.

The health care plans are contributory, with participants' contributions adjusted annually. The life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following effects for Fiscal Year 2002:

	1-Percentage Point Decrease	1-Percentage Point Increase

Effect on total service and interest cost components
—based on 7.625% discount rate	$(64)	$72
Effect on postretirement benefit obligation
— based on 7.375% discount rate	$(923)	$1,040

The Company implemented a contribution policy for retiree health coverage effective January 1, 2000 that essentially removed any incremental cost to the Company in the event annual health insurance cost increases exceed five percent.

In addition to the defined benefit retirement plans and health care plans, the Company contributes to a defined contribution (401k) savings plan. In December of 2001, the Company changed its third party administrator for its defined contribution plan and modified the plan year to end on December 31, from the previous March 31 ending date. Contributions made by the Company from April 1, 2001 through June 30, 2002, totaled $573. Company contributions for the plan years ending March 2001 and 2000 were $926 and $531, respectively.

14. Related Party Transactions

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company through December 2002 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman, president and chief executive officer is also the chairman, president and sole shareholder of Spectrum. Services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $764, $936 and $904 for the years ended June 30, 2002, 2001 and 2000, respectively. In fiscal 2001, a performance bonus was awarded in the amount of $408 and paid to Spectrum in July of 2001.

During the years ended June 30, 2001 and 2000, the Company paid approximately $32 and $36, respectively in fees to charter an aircraft owned by a company in which Magnetek's chairman is the principal shareholder. No amounts were paid during the year ended June 30, 2002.

During fiscal 2000, the Company engaged ABN AMRO (formerly ING Barings) to assist in the divestiture of its Lighting business. Upon the completion of the sale of this business (see Note 3) in June of fiscal year 2001, fees of $1,020 were paid to ABN AMRO. One of the Company's directors was a principal at ABN AMRO Inc. during fiscal year 2001.

15. Accrued Liabilities

Accrued liabilities consisted of the following at June 30:

	2002	2001

Salaries, wages and related items	$6,309	$11,536
General insurance	4,148	4,631
Income taxes	141	2,608
Other	7,961	14,968

	$18,559	$33,743

16. Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations were as follows:

Year ended June 30	2002	2001	2000

(Increase) decrease in accounts receivable	$11,079	$(1,077)	$1,382
(Increase) decrease in inventories	5,240	(8,632)	7,244
(Increase) decrease in prepaids and other current assets	2,370	6,284	847
(Increase) decrease in other operating assets	(4,749)	(13,020)	(1,364)
Increase (decrease) in accounts payable	(9,595)	(8,120)	(5,783)
Increase (decrease) in accrued liabilities	(15,193)	(6,400)	(29,033)
Increase (decrease) in deferred income taxes	(5,309)	(10,683)	7,658
Increase (decrease) in other operating liabilities	(2,075)	38	(2,795)

	$(18,232)	$(41,610)	$(21,844)

CASH PAID FOR INTEREST AND INCOME TAXES FOLLOWS:
Interest	$661	$8,348	$6,171
Income taxes	$5,168	$695	$6,967

17. Business Segment and Geographic Information

The Company currently operates within a single business segment, Digital Power Products. Within the segment there exists two product lines, power control products and industrial control products. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has a single customer, IBM, whose purchases represented 9%, 13% and 16% of the Company's total revenues in fiscal years 2002, 2001 and 2000, respectively. Outstanding receivables with the Company's largest customer were 8%, 6% and 12% of the total receivables of the Company as of fiscal year-end 2002, 2001 and 2000, respectively. Beyond the Company's single largest customer, management believes that there is no significant concentration of credit risk.

During the year ended June 30, 2002, sales of power control products were $122,763 and sales of industrial control products were $65,461. Sales of power control products were $183,102 and sales of industrial control products were $115,158 (including $45,516 related to a divested business) for the year ended June 30, 2001. During the year ended June 30, 2000, sales of power control products were $155,485 and sales of industrial control products were $138,090 (including $81,162 related to a divested business).

Information with respect to the Company's foreign subsidiaries follows:

For the year ended June 30	2002	2001	2000

Sales	$57,535	$81,690	$75,685
Operating income	2,112	9,764	5,727
Identifiable assets	83,085	89,782	90,322
Capital expenditures	4,694	6,208	5,644
Depreciation and amortization	7,152	7,029	7,731

Operating income for foreign subsidiaries does not include any allocation of corporate costs incurred in the United States. Sales by foreign subsidiaries include only sales of products to customers outside of the U.S.

The Company's foreign operations outside of Europe are not material. Export sales from the United States were $6,948, $10,655 and $5,580 in 2002, 2001 and 2000, respectively.

18. Quarterly Results (unaudited)

2002 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30

Net sales	$52,456	$47,087	$44,444	$44,237
Gross profit	11,840	10,931	10,527	10,263
Provision benefit for income taxes	664	284	186	(234)
Net income (loss)	$1,082	$464	$302	$(440)
Per common share:
Basic:
Net income (loss)	$0.05	$0.02	$0.01	$(0.02)
Diluted:
Net income (loss)	$0.05	$0.02	$0.01	$(0.02)

2001 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30

Net sales	$71,870	$81,868	$78,956	$65,566
Gross profit	16,946	20,177	21,254	18,389
Provision for income taxes	612	1,290	2,015	1,683
Income from continuing operations	$998	$2,090	$3,282	$2,713
Net income (loss)	$2,803	$3,913	$2,191	$(3,174)
Per common share:
Basic:
Income from continuing operations	$0.04	$0.09	$0.15	$0.12
Net income (loss)	$0.12	$0.17	$0.10	$(0.14)
Diluted:
Income from continuing operations	$0.04	$0.09	$0.14	$0.12
Net income (loss)	$0.12	$0.17	$0.10	$(0.14)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 30, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Nashville, Tennessee
August 8, 2002

QuickLinks

SELECTED FINANCIAL DATA
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS