Form 10-K, Exhibit 13
period 2003-06-30
MAGNETEK INC
filed 2003-09-29
CIK 751085

QuickLinks -- Click here to rapidly navigate through this document

About Magnetek

 Headquartered in Los Angeles, Magnetek, Inc. is a New York Stock Exchange listed company (NYSE: MAG) specializing in the application of advanced power-electronic technology to meet the "uncommon power" needs of the global digital economy.

 Magnetek was formed in 1984 through the acquisition of Litton Industries' Magnetics Group. During the 1980s the Company acquired a number of other electrical equipment companies, and in 1991 joined forces with Plessey S.p.A., Europe's largest independent manufacturer of electronic power supplies for computers. During the 1990s, Magnetek divested its electrical equipment operations in order to focus exclusively on digital power-electronic products.

 Today, Magnetek provides custom and industry-standard power components and systems for applications ranging from the Power Grid to the Internet. With annual revenues exceeding $200 million, it ranks among the world's leading manufacturers of digital electronic power supplies, converters, inverters, rectifiers, regulators and controls. The Company also builds programmable power and control systems based on these components, and is a leading provider of power conditioners for fuel cells and other alternative energy sources.

 Magnetek's power products are used in data processing and data storage, telecom and datacom, medical and commercial imaging, semiconductor processing and testing, materials handling, people moving, "smart" appliances, distributed power generation and other applications requiring controllable, reliable, energy-efficient power. Magnetek operates ISO-certified research and manufacturing facilities and markets its products through leading distributors in North America, Europe and China.

 For more information about Magnetek, visit the Company's website: http://www.magnetek.com.

Table of Contents	Chairman's Letter	1
	Management's Discussion and Analysis	5
	Consolidated Financial Statements	11
	Notes to Consolidated Financial Statements	15
	Annual Report on Form 10K	33

 Caution Regarding Forward-Looking Statements

 This Annual Report and Form 10-K, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "estimate", "anticipate", "intend", "may", "might", "will", "would", "could", "project" and "predict", or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in the Chairman's Letter, the section of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the section of the Form 10-K entitled "Description of Business" include, but are not limited to, statements regarding projections of revenues, income or loss, capital expenditures, plans for future operations, products or services and financing needs or expectations, as well as assumptions relating to the foregoing.

 Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in the telecommunications and electronic equipment markets, international sales and operations, dependence on significant customers, increased materials costs, risks and costs associated with acquisitions, environmental matters and the risk that the Company's ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Annual Report under the heading "Risk Factors Affecting the Company's Financial Outlook".

 Forward-looking statements contained in this Annual Report and Form 10-K speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Dear Fellow Stockholder:

 Fiscal 2003 was an extremely challenging period for everyone in the electronic power industry. Magnetek's results reflect that fact. While our revenues grew throughout the year, profits suffered due primarily to product mix issues, the U.S. dollar's decline against the euro, losses incurred in the telecom power business, and higher selling, general and administrative (SG&A) costs.

 Revenue in fiscal 2003 totaled $201.8 million, up 7% from $188.2 million in 2002. However, the Company lost $1.48 per share, including a gain on the termination of a retiree medical plan, increased pension costs, and losses related to the settlement of a lawsuit with a former lender, the divestiture of our telecom service business and non-cash asset impairment charges. This compares with net income of $.06 per share in fiscal 2002.

 Working capital increased toward the end of 2003 as we carried duplicate inventories while consolidating two plants in Hungary and expanding our factory in China from 15,000 to 65,000 square feet. Debt also rose as a result of the working capital increase and capital spending related to our China expansion, as well as our acquisition of Telemotive Industrial Controls in January and the bank settlement referenced above.

 Our balance sheet also reflects the fairly dramatic effects of certain adjustments associated with pension accounting. Due to declines in equity values and interest rates, many pension plans, including Magnetek's, became under-funded from an accounting standpoint during 2002 and 2003. In such cases a minimum pension liability must be added to long-term obligations with a corresponding reduction in stockholders' equity. Although history suggests that equity markets will recover and interest rates will rise over time, the impact on equity in the interim can be dramatic.

 This does not mean that our pension funding is inadequate or that the pension plan poses a near-term liquidity problem. Plan assets exceeded $120 million at fiscal year-end, and after a September contribution of approximately $2.6 million in Company stock, no mandatory contributions will be required through fiscal 2008 under current regulations.

Factors Affecting Fiscal 2003 Performance

 Clearly, Magnetek did not perform up to our expectations in fiscal 2003. From an operating standpoint the year became progressively tougher for us because our telecom service business—acquired as a possible pull-through for power system sales—lost more and more money as the year went on. Telecom service cost us $.10 a share at the bottom line.

 The year also became progressively tougher for Magnetek compared to most U.S.-based competitors because of the dollar's decline against the euro. This reduced gross margins by 17 percentage points on products manufactured in Europe and sold in dollars. Of course, we recognize that currency issues are part of doing business internationally. However, while others benefited from the weak dollar, it cost us approximately $.17 a share because of our large manufacturing presence in Europe.

 Planned increases in research and development (R&D) and selling costs also affected fiscal 2003 results. Much of the increase was associated with investments to establish global distribution channels. While we needed to make those investments, they penalized fiscal 2003 earnings by about $.09 a share.

 Finally, asset impairment and other one-time items cut earnings by $1.11 per share, net.

 Add them up, and you see the roots of our fiscal 2003 profit problem. We believe that fiscal 2004 will be less challenging, at least in these respects, for the following reasons.

 Subsequent to fiscal 2003, we divested the service portion of our telecom power business, eliminating its losses while actually increasing the pull-through potential for hardware sales by outsourcing installation services, when required, from various contractors.

 Regarding currency, we are selectively taking actions to reduce the impact of exchange-rate fluctuations, and we are producing more of the products that will be sold for dollars in dollar-equivalent jurisdictions, such as China.

 As for SG&A, we have certain expenses, such as pension costs, that have risen. But we fully expect our investments in marketing and development to result in at least a breakeven in 2004, and to provide positive returns from then on.

 Finally, we do not anticipate any more asset impairment charges.

Actions Affecting Liquidity, Profitability and Cash Flow

 Though many of the factors that undermined Magnetek's performance are behind us or should abate during fiscal 2004, decisive actions have been taken to strengthen the balance sheet and get back into the black.

 Since the beginning of the new fiscal year, we have completed our China expansion, reduced our working capital and cut our debt.

 We have replaced our former $16-million domestic bank line with a new $19-million facility backed by our domestic assets. This bank line will remain in effect through fiscal 2006, unless replaced or extended. We also recently negotiated a new European credit line providing nearly $10 million of additional availability on top of approximately $20 million in European credit already in place.

 Based on current plans and business conditions, we believe that our borrowing capacity under the new domestic bank line, together with our separate European credit lines and internally generated cash flows, affords a good foundation for financing Magnetek's future operations and other commitments.

 Regarding profitability, we believe we will be operating above breakeven before fiscal year-end. To do so, however, we must continue to grow revenues and increase gross margins.

 As of mid-September, Magnetek's order backlog stood at approximately $54 million, and fiscal 2004 bookings exceeded billings by 10%.

 The divestiture of the Telecom service business could add as much as two percentage points to our fiscal 2004 consolidated gross margin. Based on its expected sales and cost savings, our expanded China factory could add two more percentage points to gross margins. These actions alone should push gross margins into the mid 20% range.

 Additional margin improvement should come from product mix as we shift toward more systems sales, expansion of sales through distribution—a new channel for Magnetek that carries attractive margins—and actions to lessen the impact of currency fluctuations on our European margins.

 Although we may not see the full impact for a couple of quarters, I believe we are taking the actions necessary to improve gross margins and get back into the black. With our return to profitability, our China expansion completed and stronger working capital management, cash flow should turn positive as well.

Plans for Future Growth and Profitability

 I am convinced that we have the right strategy not only to return to profitability, but also to lead the power technology industry.

 Magnetek's strategy calls for power component innovation, forward integration into systems, and market diversity. Technologically, our custom product R&D enables us to push the envelope of power density, reliability and on-board "intelligence". Forward integration allows us to incorporate our power components into power systems commanding higher margins. Market diversity keeps us from being overly dependent on any single market, and it provides us with the greatest array of growth opportunities.

 We now have the physical facilities in place to implement our strategy on a worldwide scale, and I am confident we have a management team capable of executing it. But that does not imply perpetuating the status quo.

 To take full advantage of this Company's potential we will continue to redeploy our physical and human resources. We will market our products, both components and systems, on a continental basis, reflecting differences in geographic markets. But we will utilize our manufacturing facilities for all products on a global scale for maximum efficiency. The unfavorable impact of currency fluctuations in fiscal 2003 underlines the importance of this redeployment, and our rapid expansion in China demonstrates our commitment to it.

 We must also stand by our commitment to diversity — in emerging markets especially — because market diversity is what most distinguishes Magnetek from other "power supply" companies.

 Let me conclude with a timely example. Recently, a number of blackouts have occurred in North America and Europe due to inadequate utility generating capacity and problems with the electric power transmission grid. These events should serve to accelerate the move to distributed power generation and monitoring, in which we have major stakes.

 Magnetek is already the world's leading provider of power conditioning systems for commercial fuel cells with over 32 Megawatts in the field, and we have engineering contracts underway with a number of leading solar and wind generator companies. In fiscal 2003, we also introduced our own micro-turbine power plant for use on rail and subway cars. The first units are now being tested on the Italian railroad and are performing very well.

 We also have the technology — in fact the products, called "HiQgrid" and "Alba" (dawn) — capable of monitoring power distribution networks and changing the direct current produced by most alternative energy sources into the alternating current needed by electricity users.

 Sooner than many imagined, the Utility market and others that we serve, including Transportation and Consumer Products, may equal or exceed Telecom and Information Technology in terms of demand for highly reliable, digital power components and systems such as ours. And we will be the first in line to meet the demand.

 I believe fiscal 2004 will be the year of recovery for Magnetek. Beyond that, we have the strategy and the plan in place to achieve your Company's full potential.

Andrew G. Galef
Chairman, President & Chief Executive Officer

SELECTED FINANCIAL DATA

Statement of Operations Data

For the years ended June 30, (Amounts in thousands, except per share data)	2003	2002	2001	2000	1999

Net Sales	$201,782	$188,224	$298,260	$293,575	$231,339
Income (loss):
Continuing operations	$(34,844)	$1,408	$9,083	$1,282	$(24,318)
Discontinued operations	–	–	(3,350)	41,170	62,791

Net income (loss)	$(34,844)	$1,408	$5,733	$42,452	$38,473

Per common share – basic:
Income (loss) from continuing operations	$(1.48)	$0.06	$0.40	$0.05	$(0.79)
Net income (loss)	$(1.48)	$0.06	$0.25	$1.71	$1.25
Per common shares – diluted:
Income (loss) from continuing operations	$(1.48)	$0.06	$0.39	$0.05	$(0.79)
Net income (loss)	$(1.48)	$0.06	$0.25	$1.70	$1.25

    Net loss for the fiscal year ended June 30, 2003 includes after-tax charges of $39,037 for asset impairment, a $3,275 after-tax charge for settlement of litigation, a $997 after-tax loss on the sale of the Company's telecom service business and a $17,218 after-tax gain from termination of the Company's retiree medical plan.

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

Balance Sheet Data

As of June 30, (Amounts in thousands)	2003	2002	2001	2000	1999

Total assets	$280,651	$304,891	$321,754	$400,673	$576,220
Long-term debt, including current portion	26,702	4,124	10,134	64,040	179,181
Common stockholders' equity	79,671	142,819	183,707	184,206	204,885

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF BUSINESS

 Magnetek, Inc. ("Magnetek" or "the Company") is a global provider of digital power-electronic products, including electronic converters, inverters, rectifiers and systems. These products are used primarily in industrial, telecommunications, data processing, consumer, imaging, alternative energy, power generation and other applications requiring precise, efficient, reliable power. We believe that with our technical and productive resources Magnetek is well positioned to respond to increasing demand for such power. Magnetek operates in a single business segment, Digital Power Products, which includes two broad product categories, Components and Systems.

 During fiscal 2003, Magnetek's operating results were adversely impacted by continued weakness in key end markets, primarily telecommunications and, to a lesser extent, information technology. We were able to post a 7% sales increase as a result of broader market diversification and strong growth in products with consumer applications, as well as the acquisition of Telemotive Industrial Controls in the third fiscal quarter. Magnetek's strategy will continue to emphasize diversity in both our product offerings and our targeted markets. Despite the sales gain, we experienced margin pressure in our European operation as the U.S. dollar weakened versus the Euro during the fiscal year, thereby compressing margins on U.S. dollar-denominated sales made by that operation. Our telecom power business suffered substantial operating losses due to continued sales declines and market price pressures. Subsequent to fiscal year-end, we divested the service portion of this business to focus on hardware and systems with an emphasis on wireless applications.

 Increased operating expenses also impacted results in fiscal 2003. Research and development expense was up 14% compared to the prior year as we continued to invest in developing new products and systems for both existing and new markets. We will continue to invest in R&D going forward, although we do not anticipate a continued increase in overall R&D expense. Selling, general and administrative expense was up 29% compared to fiscal 2002 with continued investment in sales and marketing programs and capabilities as well as the addition of Telemotive operating expense and increased employee benefit costs, primarily pension expense. As a result of lower interest rates and a lower than expected return on assets held in the pension trust (see Note 13 of Notes to Consolidated Financial Statements) pension expense increased by approximately $2.6 million in fiscal 2003. While we will continue our efforts to control general and administrative expense, we will see an additional increase in annual pension expense of approximately $2.3 million in fiscal 2004 as compared to fiscal 2003. The change in annual pension expense going forward will depend on future interest rate levels and values in equity and fixed income markets.

 Our efforts to improve margins include manufacturing cost reduction programs, most notably an expansion of our manufacturing operation in China and selected outsourcing. We are also focusing our development and marketing capabilities on higher margin systems applications and markets, such as alternative energy, with reduced emphasis or elimination of lower margin component products and less profitable segments, such as the telecom service and consumer markets. We will continue to pursue opportunities to consolidate administrative operations and functions, however future profitability is highly dependent upon improvement in revenues and gross margins. Although conditions may continue to be challenging, we believe that the strategy we are pursuing will provide future opportunities for growth and improved operating performance.

RESULTS OF OPERATIONS

Net Sales and Gross Profit

 Net sales for the Company increased 7.2% to $201.8 million in fiscal 2003 from $188.2 million in fiscal 2002. Net sales in fiscal 2002 declined 36.9% from $298.3 million in fiscal 2001. The increase in fiscal 2003 was due to higher sales of products with consumer applications, the acquisition of Telemotive and the effect of currency translation. The decrease in fiscal 2002 reflects a substantial slow-down in product demand in the telecommunications sector. Excluding the impact of a standard drives product line that was divested in January 2001, net sales in fiscal 2002 decreased 25.6% from fiscal 2001. Gross profit in fiscal 2003 declined to $37.0 million (18.3% of sales) compared to $43.6 million (23.1% of sales) in fiscal 2002 and $76.8 million (25.7% of sales) in fiscal 2001. Fiscal 2003 gross profit includes a $4.7 million charge for the write-down of telecom related inventory. Gross profit was also impacted by depressed results in the telecom products and services area, as well as the weaker U.S. dollar versus the Euro with respect to the Company's European operation. Gross profit in fiscal 2002 declined due to the sale of standard drives ($10 million) and reduced demand in the telecommunications sector.

Operating Expenses

 Selling, general and administrative expense (including research and development expenditures) was $51.7 million (25.6% of sales) in fiscal 2003 compared to $41.3 million (21.9% of net sales) in fiscal 2002 and $55.8 million (18.7% of net sales) in fiscal 2001. The increase in operating expenses from fiscal 2002 reflects continued investment in research and development and expanding marketing and sales capabilities, higher employee benefit costs and the acquisition of Telemotive. The decline in operating expenses in fiscal 2002 from fiscal 2001 included the elimination of $8.1 million of expenses associated with the standard drives product line, with the balance of the reduction due to reduced support costs on the lower revenue base in fiscal 2002.

Gain from Termination of Retiree Medical Plan

 Fiscal 2003 results include a non-recurring pretax gain of $27.8 million ($17.2 million after tax) related to the termination of the Company's retiree medical plan (see Note 13 of Notes to Consolidated Financial Statements).

Goodwill and Fixed Asset Impairment

 During the second quarter of fiscal 2003, management determined that there were indicators of impairment in the carrying value of goodwill based on the decline in our market capitalization and continued depressed conditions in the telecommunications industry. We performed an interim impairment test in accordance with Statement of Financial Accounting Standard (SFAS) No. 142 based on updated forecasts of operating results and cash flows, and recorded a $33.4 million charge for goodwill impairment (see Note 1 and Note 4 of Notes to Consolidated Financial Statements). We also recorded a $0.9 million charge for impairment of other assets, mainly fixed assets. The charges related exclusively to the Company's telecommunications business and eliminated the carrying value of goodwill for that business.

Interest and Other Expenses

 Interest expense was $1.5 million in fiscal 2003 compared to $0.2 million in fiscal 2002 and $4.3 million in fiscal 2001. The increase in fiscal 2003 was due to higher debt levels as a result of cash operating losses, the Telemotive acquisition and a litigation settlement payment. In fiscal 2002, the Company repaid all of its domestic bank debt with the proceeds from divestitures of discontinued operations. Interest expense in fiscal 2001 was recorded in accordance with accounting principles that require the allocation of interest expense between continuing and discontinued operations based upon the amount of debt that can be attributed to these operations. Other expense of $4.3 million in fiscal 2003 included a $3.3 million charge related to the settlement of litigation and a $1.0 million charge related to the sale of the telecom service business. The decline in other expense in 2002 from 2001 reflects the adoption of SFAS No. 142 in the first quarter of fiscal 2002. As a result, there was no goodwill amortization recorded in fiscal 2002, compared to expense of $2.2 million in fiscal 2001.

Net Income (Loss)

 In fiscal 2003, the Company recorded a net loss of $34.8 million, or $1.48 per share on both a basic and diluted basis, compared to fiscal 2002 net income of $1.4 million or $0.06 per share, basic and diluted. The Company recorded net income of $5.7 million or $0.25 per share on both a basic and diluted basis in fiscal 2001. Fiscal 2003 results reflect the impact of the gain on termination of the retiree medical plan, and charges related to goodwill and asset impairment, litigation settlement and the sale of the telecom service business as described above. In spite of the pretax loss, the Company recorded tax expense. The tax expense (non-cash) relates to the gain on the termination of the retiree medical plan partially offset by tax benefit on a portion of the pretax loss. Due to the net deferred tax position on the balance sheet, we were unable to record a tax benefit on the majority of the fiscal 2003 pretax loss. Our net deferred tax position consists of $4.8 million of domestic net deferred tax assets offset by $4.5 million in foreign net deferred tax liabilities. We believe the deferred tax assets are realizable through global tax planning strategies that provide an ability to offset existing domestic tax assets with the foreign tax liabilities as well as through future taxable income. We anticipate that no tax benefit will be recorded in future periods until results reflect pretax income. Fiscal 2001 results reflect net income of $9.1 million from continuing operations and a $3.4 million loss from discontinued operations (including a $4.1 million loss on the sale of the Company's Lighting and Transformer businesses). Continuing operations earned $0.39 per diluted share in 2001 with discontinued operations accounting for a loss of $0.14 per diluted share.

Liquidity and Capital Resources

 As of June 30, 2003, long-term borrowings (including current portion) were $26.7 million compared to $4.1 million as of June 30, 2002. The increase in long-term borrowings was due to funding the Company's operating losses, the $4.3 million acquisition of Telemotive (see Note 2 of Notes to Consolidated Financial Statements) in the third fiscal quarter and a $3.3 million litigation settlement payment to Bank of America in the fourth fiscal quarter. Net cash used in operating activities (prior to capital expenditures and excluding the settlement with Bank of America) was $9.1 million primarily due to cash operating losses. Capital expenditures in fiscal 2003 were $9.0 million, mainly related to upgrading our existing capital infrastructure and expansion of capacity in our China operation.

 There are no current requirements or plans for additional major capacity expansion and we currently anticipate capital expenditures in fiscal 2004 to be less than $10 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

 Subsequent to fiscal year-end, the Company replaced its existing credit facility with an asset based Credit Agreement with Bank One. The Credit Agreement provides for an aggregate lending commitment of up to $19 million. Available borrowings are determined by a borrowing base as defined in the agreement, supported mainly by levels of domestic accounts receivable and inventory (see Note 6 of Notes to Consolidated Financial Statements). Subsequent to fiscal year-end the Company's European subsidiary entered into an agreement with a European bank to provide Euro 7 million in borrowings secured by the subsidiary's land and building. The Company's European subsidiary also maintains other borrowing arrangements with local banks to support working capital needs.

 Primarily as a result of declines in interest rates and stock market equity values during the fiscal year, as of June 30, 2003 the accumulated benefit obligation for the Company's defined benefit pension plan exceeded plan assets by approximately $51.4 million. No contributions to the plan were made during fiscal 2003. During the two years ended June 30, 2002, the Company made aggregate contributions to the plan of $24.4 million (approximately $15.5 million in cash and the remainder in the Company's common stock). During fiscal 2004, the Company intends to make a contribution to the plan approximating $2.6 million of the Company's common stock. Based upon this contribution and current contribution credits available to the Company under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2008. Depending upon changes in asset values and interest rates, as well as any discretionary contributions by the Company in the interim period, required contributions in periods subsequent to fiscal year 2008 could be significant.

 The Company is subject to certain potential environmental and legal liabilities associated primarily with the past divestiture of discontinued operations (see Note 11 of Notes to Consolidated Financial Statements).

 The Company does not have any off-balance sheet arrangements as of June 30, 2003.

 Based upon current plans and business conditions, management believes that global borrowing capacity under its various credit facilities and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other near-term commitments.

Critical Accounting Policies

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and judgments by management that affect the reported amount of assets and liabilities, revenues, expenses, and related disclosures. Such estimates are based upon historical experience and other assumptions believed to be reasonable given known circumstances. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates and updates its estimates, including those related to accounting for inventories, goodwill, pension benefits and reserves for litigation and environmental issues. Management considers the following policies critical to understanding the Company's financial position and results of operations.

Inventories

 The Company's inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

Long-Lived Assets and Goodwill

 The Company periodically evaluates the recoverability of its long-lived assets, including property, plant and equipment. Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

 The Company periodically evaluates the carrying value of goodwill for impairment. The Company has identified its Telecom Power, Power Electronics and Industrial Controls groups as reporting units under SFAS No. 142. In assessing potential impairment, management makes significant estimates and assumptions regarding the discounted future cash flows of the Company's reporting units to determine the fair value of those reporting units.    Such estimates include, but are not limited to, projected future operating results, working capital ratios, cash flow, market discount rates and tax rates. If these estimates change in the future, or if actual circumstances vary significantly from these assumptions, this could result in additional goodwill impairment charges.

Pension Benefits

 The valuation of the Company's pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions, or significant differences between actual future discount rates, investments returns and mortality rates from those assumptions, could potentially have a material impact on the Company's expenses and related funding requirements.

Reserves for Litigation and Environmental Issues

 The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

 SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) that the amount of the loss can be reasonably estimated.

 The accrual of a contingency involves considerable judgment on the part of management. The Company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

Risk Factors Affecting the Company's Financial Outlook

 A continuing low level of demand for power products in the telecommunications and information technologies industries had an adverse effect on the Company's operating results in fiscal 2003. If demand in one or both of these industries deteriorates further in subsequent periods, the adverse effect on Magnetek's results of operations could continue. In addition, the Company is subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, changes in interest rates, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes.

 In addition to variations in demand for power products in the markets Magnetek serves, management believes that the most significant potential risk factors faced by the Company, not necessarily in order of priority, are the following:

Dependence on Customers

 Magnetek's sales to its top five customers represented approximately 30% of its net sales in fiscal 2003. The loss of any such customers or significant decreases in any such customers' levels of purchases from Magnetek could have an adverse effect on the Company's business.

Competitive Size

 The power supplies industry includes more than 1,000 enterprises, according to MicroTech Consultants, an industry research organization. Of these, Magnetek competes directly only with manufacturers of complex, non-commodity power products, which management estimates constitute less than 5% of the industry. However, certain of Magnetek's competitors are significantly larger and have substantially greater resources than the Company. Further, given the current excess capacity and the decline in valuations of companies within the industry, the risk of consolidation in the industry could result in larger competitors than exist today.

 In power systems, Magnetek competes with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, mining machinery drive builders, power inverter builders and telecom power systems builders. The total number of such enterprises with whom Magnetek competes directly is considered to be fewer than 100. However, certain of Magnetek's competitors are significantly larger and have substantially greater resources than the Company, and some are global in scope, whereas Magnetek currently competes primarily in the North American market.

International Business

 Magnetek's international operations are subject to risks associated with changes in local economic and political conditions, codes and standards, currency exchange rates and restrictions, regulatory requirements and taxes.

 Since international sales currently account for nearly half of Magnetek's revenue, currency exchange rates impact the Company's results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit. During fiscal 2003, Magnetek was impacted by such currency fluctuations, primarily the weakening of the U.S. dollar against the Euro. Additional weakening in the value of the dollar against other currencies, primarily the Euro, could have an adverse effect on the Company's financial results.

Intellectual Property

 Management believes that Magnetek's intellectual property in the area of digital power-electronics is equal or superior to its competitors' and does not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, Magnetek is highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on the Company's business.

 Likewise, the Company could be adversely affected financially should it be judged to have infringed upon the intellectual property of others. Magnetek is currently defending against one such claim alleging infringement of electronic ballast patents (see Note 11 of Notes to Consolidated Financial Statements). The Company was engaged in no other patent infringement litigation at June 30, 2003.

Environmental Issues

 Magnetek has agreed to provide indemnification against environmental liabilities and potential liabilities associated with operations that it has divested, including certain motor, generator, lighting ballast, transformer and drive manufacturing operations. Such liabilities, if any, could have an adverse effect on the Company's financial position. Further, Magnetek has been indemnified against potential environmental liabilities and potential liabilities associated with operations that it has acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers such liabilities, if any, could have an adverse effect on the Company's financial position (see Note 11 of Notes to Consolidated Financial Statements).

Acquisitions

 Magnetek's business strategy has historically called for growth and diversification in the digital power-electronic products business. Pursuing acquisition opportunities and attempting to integrate and manage acquired businesses requires significant resources, including management time and skill, and these efforts may detract from the management or operation of these and the Company's other businesses. Additionally, acquired businesses may not perform as anticipated, thereby causing Magnetek's operating results to suffer.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

 The Company is exposed to market risks in the areas of foreign exchange and interest rates. To mitigate the effect of such risks, the Company selectively uses specific financial instruments. Hedging transactions can be entered into under Company policies and procedures and are monitored monthly. Company policy clearly prohibits the use of such financial instruments for trading or speculative purposes. A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies under Note 1 in the Notes to the Consolidated Financial Statements.

Interest Rates

 The fair value of the Company's debt was $26.7 million and $4.1 million at June 30, 2003 and June 30, 2002, respectively. The fair value of the Company's debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Prospectively, the Company does not consider there to be material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For the Company's debt outstanding at June 30, 2003 and 2002, a hypothetical 10% adverse change in interest rates would not have had a material impact on the Company's pre-tax earnings and cash flow due to relatively low variable interest rates.

Foreign Currency Exchange Rates

 The Company may selectively enter into foreign exchange contracts to hedge certain balance sheet exposures in Europe. The Company had no foreign currency contracts outstanding at June 30, 2003 and 2002.

 In relation to its overall manufacturing capability, the Company's manufacturing base in Europe is substantial, with plants in Italy and Hungary. Exchange rates between the U.S. dollar and the Euro can have an impact of the Company's operating results for products produced in Europe whose sales are denominated in U.S dollars. The Company is taking actions to lessen this impact by more closely matching costs and revenues in common currencies through purchasing and manufacturing strategies. However, future movement in currency exchange rates, primarily between the U.S. dollar and the Euro, could have a material impact on future operating results.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30, (Amounts in thousands, except per share data)	2003	2002	2001

Net sales	$201,782	$188,224	$298,260
Cost of sales	164,799	144,663	221,494

Gross profit	36,983	43,561	76,766
Research and development	11,145	9,770	9,417
Sales, general and administrative	40,588	31,513	46,359
Gain from termination of retiree medical plan	(27,771)	–	–
Asset impairment	34,358	–	–

Income (loss) from operations	(21,337)	2,278	20,990
Interest expense	1,545	194	4,335
Other expense (income), net	4,342	(224)	1,972

Income (loss) from continuing operations before provision for income taxes	(27,224)	2,308	14,683
Provision for income taxes	7,620	900	5,600

Income (loss) from continuing operations	(34,844)	1,408	9,083
Discontinued operations -
Income from operations (net of taxes)	–	–	764
Loss from discontinued operations	–	–	(4,114)

Net income (loss)	$(34,844)	$1,408	$5,733

Per common share basic:
Income (loss) from continuing operations	$(1.48)	$0.06	$0.40
Loss from discontinued operations	–	–	(0.15)

Net income (loss)	$(1.48)	$0.06	$0.25

Per common share diluted:
Income (loss) from continuing operations	$(1.48)	$0.06	$0.39
Loss from discontinued operations	–	–	(0.14)

Net income (loss)	$(1.48)	$0.06	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30, (Amounts in thousands)	2003	2002

Assets

Current assets:
Cash	$1,680	$4,816
Accounts receivable, less allowance for doubtful accounts of $2,427 in 2003 and $2,432 in 2002	46,745	41,532
Inventories	48,843	45,338
Deferred income taxes	6,734	6,348
Prepaids and other assets	6,174	2,419

Total current assets	110,176	100,453

Property, plant and equipment:
Land	1,185	1,060
Buildings and improvements	12,862	10,894
Machinery and equipment	97,676	81,213

Less accumulated depreciation and amortization	77,929	61,194

Net property, plant and equipment	33,794	31,973

Goodwill, less accumulated amortization of $9,720 in 2003 and 2002	63,067	95,533
Prepaid pension	58,325	59,986
Other assets	15,289	16,946

	$280,651	$304,891

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$35,496	$25,386
Accrued liabilities	13,452	18,559
Current portion of long-term debt	805	407

Total current liabilities	49,753	44,352

Long-term debt, net of current portion	25,897	3,717
Other long-term obligations	9,180	39,640
Pension benefit obligations	109,681	74,363
Deferred income taxes	6,469	–
Commitments and contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 100,000 shares authorized 23,535 and 23,511 shares issued and outstanding in 2003 and 2002	237	236
Additional paid-in capital	106,541	106,216
Retained earnings	80,959	115,803
Accumulated other comprehensive loss	(108,066)	(79,436)

Total stockholders' equity	79,671	142,819

	$280,651	$304,891

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
(Amounts in thousands)
	Shares	Amount	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance, June 30, 2000	23,073	$231	$100,399	$108,662	$(25,086)	$184,206

Exercise of stock options	301	3	2,589	–	–	2,592
Shares retired from trust	(180)	(2)	–	–	–	(2)
Shares sold from trust	–	–	216	–	–	216
Shares issued for acquisition	598	6	6,658	–	–	6,664
Share repurchase / retirement	(1,075)	(11)	(12,342)	–	–	(12,353)
Tax benefit for options exercised	–	–	431	–	–	431
Net income	–	–	–	5,733	–	5,733
Translation adjustments	–	–	–	–	(3,780)	(3,780)

Comprehensive income - 2001	–	–	–	–	–	1,953

Balance, June 30, 2001	22,717	$227	$97,951	$114,395	$(28,866)	$183,707

Exercise of stock options	252	3	2,172	–	–	2,175
Share repurchase / retirement	(264)	(3)	(3,030)	–	–	(3,033)
Employee stock purchase plan	2	–	17	–	–	17
Pension plan contribution	900	9	8,892	–	–	8,901
Deferred compensation plan	–	1	883	–	–	884
Share value trust	(96)	(1)	(883)	–	–	(884)
Tax benefit for options exercised	–	–	214	–	–	214
Net income	–	–	–	1,408	–	1,408
Translation adjustments	–	–	–	–	6,394	6,394
Minimum pension liability	–	–	–	–	(56,964)	(56,964)

Comprehensive loss - 2002	–	–	–	–	–	(49,162)

Balance, June 30, 2002	23,511	$236	$106,216	$115,803	$(79,436)	$142,819

Employee stock purchase plan	24	–	75	–	–	75
Shares issued to trust	65	1	250	–	–	251
Deferred compensation plan	–	1	250	–	–	251
Share value trust	(65)	(1)	(250)	–	–	(251)
Net loss	–	–	–	(34,844)	–	(34,844)
Translation adjustments	–	–	–	–	7,087	7,087
Minimum pension liability	–	–	–	–	(35,717)	(35,717)

Comprehensive loss - 2003	–	–	–	–	–	(63,474)

Balance, June 30, 2003	23,535	$237	$106,541	$80,959	$(108,066)	$79,671

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, (Amounts in thousands)	2003	2002	2001

Cash flows from operating activities:
Income (loss) from continuing operations	$(34,844)	$1,408	$9,083
Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities:
Depreciation	8,861	9,369	9,442
Amortization	275	17	2,958
Gain from termination of retiree medical plan	(27,771)	–	–
Goodwill and other asset impairment	39,037	–	–
Changes in operating assets and liabilities of continuing operations	2,092	(18,232)	(41,610)

Total adjustments	22,494	(8,846)	(29,210)

Net cash used in operating activities	(12,350)	(7,438)	(20,127)

Cash flows from investing activities:
Purchase and investment in companies, net of cash acquired	(4,306)	(1,691)	(33,348)
Proceeds from sale of businesses and other assets	–	24,264	133,995
Capital expenditures	(8,957)	(7,626)	(9,006)

Net cash provided by (used in) investing activities	(13,263)	14,947	91,641

Cash flows from financing activities:
Proceeds from sale of trust shares	–	–	214
Proceeds from issuance of common stock	251	2,175	2,592
Proceeds from employee stock purchase plan	75	17	–
Repurchase of common stock	–	(3,917)	(12,353)
Borrowing under (repayment of) bank and other long-term obligations	22,578	(6,010)	(53,906)
Increase in deferred financing costs	(427)	(268)	–

Net cash provided by (used in) financing activities	22,477	(8,003)	(63,453)

Net cash provided by (used in) continuing operations	(3,136)	(494)	8,061

Cash flows from discontinued operations:
Income from discontinued operations	–	–	764
Adjustments to reconcile income to net cash used in discontinued operations:
Depreciation and amortization	–	–	10,608
Changes in operating assets and liabilities of discontinued operations	–	–	(5,701)
Capital expenditures	–	–	(8,765)

Net cash used in discontinued operations	$–	$–	$(3,094)

Net increase (decrease) in cash	(3,136)	(494)	4,967
Cash at the beginning of the year	4,816	5,310	343

Cash at the end of the year	$1,680	$4,816	$5,310

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

    Reserves for Litigation and Environmental Issues

    The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standard (SFAS) No. 5, "Accounting for Contingencies." SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

    SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) that the amount of the loss can be reasonably estimated.

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

    Pension Benefits

    The valuation of the Company's pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions and future investments returns could potentially have a material impact on the Company's expenses and related funding requirements.

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

Goodwill

 The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", effective July 1, 2001. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests, or interim impairment tests if certain indicators arise.

 Based upon the Company's adoption of SFAS No. 142, no goodwill amortization was recorded in the fiscal years ended June 30, 2003 and 2002. Amortization expense relating to goodwill was $2,183 for the year ended June 30, 2001.    Management reviews the valuation of goodwill at least annually, using discounted future cash flow analysis of each of the Company's reporting units.

Accounting For Stock Options

 As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based awards to employees. Under APB No. 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant.

Recent Accounting Pronouncements

 In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullified Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, with the exception of termination of certain leases and contracts. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

 In November 2002, the FASB issued interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be measured at fair value upon issuance and recorded as a liability. The measurement and recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. In addition, the interpretation expands disclosure requirements regarding guarantees issued by an entity, including tabular presentation of the changes in the entity's recorded product warranty liability. The disclosure requirements are effective for the Company in its annual financial statements for the fiscal year ended June 30, 2003 (see Note 15 of Notes to Consolidated Financial Statements).

 In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires more prominent and more frequent disclosures in the financial statements of the effects of stock-based compensation. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company has provided the required disclosures for interim periods beginning with the fiscal quarter ended March 31, 2003.

 In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities (VIE)." FIN 46 requires that if a company holds a controlling financial interest in a VIE, the assets, liabilities and results of the VIE's activities should be consolidated in the entity's financial statements. The Company does not expect FIN 46 to have a material impact on its results of operations or financial position.

 In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivatives and Hedging", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

 In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristic of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim periods beginning after June 15, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its results of operations or financial position.

Research and Development

 Expenditures for research and development are charged to expense as incurred and aggregated $11,145, $9,770 and $9,417 for the years ended June 30, 2003, 2002, and 2001, respectively.

Foreign Currency Translation

 The Company's foreign entities' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive loss in stockholders' equity.

Derivative Financial Instruments

 The Company uses derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed.

Deferred Financing Costs

 Costs incurred to obtain financing are deferred and included in the other assets in the consolidated balance sheet. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $275, $17 and $683 for the years ended June 30, 2003, 2002 and 2001, respectively.

Earnings Per Share

 In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Fiscal Year

 The Company uses a fifty-two, fifty-three week fiscal year ending on the Sunday nearest June 30. For consistency of presentation, all periods are presented as if the year ended on June 30. Fiscal years 2003, 2002 and 2001 contained 52 weeks.

2. Acquisitions/Divestitures

 During the fourth quarter of the fiscal year ended June 30, 2003, the Company committed to a plan to divest its telecom service business. Management determined that the assets and liabilities to be sold constituted a disposal group under SFAS No. 144 and that all of the "assets held for sale" criteria outlined in SFAS No. 144 were met as of the end of June 2003. As of June 30, 2003, the net book value of the disposal group was $2.1 million, comprised of $2.7 million in assets and $0.6 million in liabilities. The expected proceeds from the sale were $1.2 million, and as a result, an estimated loss on the sale of $0.9 million plus an additional amount of $0.1 million in closing costs, were recorded in fiscal year 2003 within other expense in the consolidated statement of operations. The assets held for sale were reflected in the consolidated balance sheet as of June 30, 2003 in prepaid expenses in an amount of $1.8 million, representing the net of the $2.7 million in assets and the estimated loss of $0.9 million. The liabilities held for sale of $0.6 million and the estimated closing costs of $0.1 million were classified as other accrued liabilities in the consolidated balance sheet as of June 30, 2003. Subsequent to June 30, 2003, the Company finalized the sale and received proceeds of approximately $1.2 million for its telecom service business.

 On December 30, 2002, the Company purchased all of the outstanding shares of MXT Holding, Inc. for approximately $4.3 million in cash. MXT Holdings, Inc, is a holding company whose wholly owned subsidiary, Maxtec International Corp. is engaged in the development, manufacture and sale of wireless remote controls and anti-collision systems for overhead cranes, hoists, monorail systems, conveyors, locomotives, and other material handling applications under the name Telemotive Industrial Controls ("Telemotive"). Telemotive reported revenue of approximately $10.0 million in its most recently completed fiscal year. Acquisition costs in excess of net assets acquired, approximately $2.2 million, were recorded as goodwill. The acquisition was financed from the Company's revolving credit facility.

 On May 24, 2002, the Company purchased the net assets of LAB Communications, Inc. for cash of approximately $1.7 million (net of cash acquired of approximately $0.2 million). The Company acquired assets of approximately $1.7 million and assumed liabilities of $1.3 million. The purchase price has been allocated to the net assets acquired based upon their estimated fair market values. The acquisition was financed from the Company's available cash balances.

 On March 2, 2001, the Company acquired ADS Power Resource, Inc., for approximately $8.8 million in cash and 597,691 shares of the Company's stock, valued at approximately $6.7 million. The Company acquired assets of approximately $4.7 million (including cash balances approximating $0.4 million) and assumed liabilities of $0.9 million. Costs in excess of net assets acquired, approximately $11.8 million, were recorded as goodwill. The cash portion of the purchase price was financed from the Company's revolving credit facility.

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

 On November 13, 2000, the Company purchased all of the outstanding shares of J-Tec, Inc. for approximately $24.0 million. The Company acquired assets of approximately $13.1 million (including cash balances approximating $2.9 million) and assumed liabilities of $4.6 million. Post closing adjustments were completed in the third quarter of fiscal 2001 based upon the change in net assets acquired at closing versus a contractually agreed upon level of transferred net assets. Subsequent to post closing adjustments, total acquisition costs in excess of net assets acquired, approximately $19.2 million, were recorded as goodwill. J-Tec, Inc. is a power systems integrator serving the domestic telecommunications industry. The acquisition was financed from the Company's revolving credit facility.

 All of the above acquisitions were accounted for under the purchase method of accounting and accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values.

 Operating results were included, or excluded, for all of the acquisitions, or divestitures in the Company's consolidated results effective as of the acquisition or divestiture dates. The following pro forma information includes the operations of the acquired/divested entities for fiscal year 2001 as if the respective transactions had occurred on the first day of the fiscal year immediately preceding the year of acquisition or divestiture. Pro forma information has not been presented for fiscal years 2003 and 2002, as results would not differ materially from historical results.

For the years ended June 30, (Amounts in thousands, except per share data)			(pro forma)

	2003	2002	2001

Net sales	$201,782	$188,224	$273,241
Income (loss) from continuing operations	(34,844)	1,408	10,198
Net income (loss)	$(34,844)	$1,408	$6,848
Continuing operations
Basic EPS	$(1.48)	$0.06	$0.45
Diluted EPS	$(1.48)	$0.06	$0.44
Net income (loss)
Basic EPS	$(1.48)	$0.06	$0.30
Diluted EPS	$(1.48)	$0.06	$0.30

 The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

3. Discontinued Operations

 For the years ended June 30, 2003 and 2002 there were no results from discontinued operations. The results of the Company's electrical products businesses (Generators, Motors, Lighting and Transformers) are included within discontinued operations for the fiscal year ended June 30, 2001.

 On June 15, 2001 the Company sold its Lighting business to Universal Lighting Technologies, Inc., a subsidiary of Littlejohn Fund II, L.P., and on June 29, 2001 sold its Transformer business to American Circuit Breaker Corporation. Pre-tax proceeds received from the sale of the Lighting business were $105 million and were used to repay bank obligations and repurchase shares of the Company's common stock in fiscal year 2001.

 The operating results of discontinued operations are as follows:

Year ended June 30	2003	2002	2001

Net sales	$–	$–	$353,803
Income before provision for income taxes	–	–	1,164
Provision for income taxes	–	–	400

Income from discontinued operations	$–	$–	$764

 Interest expense of $3.5 million was allocated to discontinued operations in fiscal year 2001, in accordance with EITF 87-24, "Allocation of Interest to Discontinued Operations". Taxes for fiscal year 2001 were allocated using the same overall rate for the Company for that fiscal year.

 Net income for the year ended June 30, 2001 includes a $4,114 (including a tax benefit of $2,600) loss on the sale of the Company's Lighting and Transformer businesses, resulting in a net loss of $3,350 in discontinued operations for fiscal year 2001.

4. Goodwill

 The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", effective July 1, 2001. Under SFAS No. 142, goodwill is no longer amortized but rather reviewed for impairment annually, or more frequently if certain indicators arise.

If the Company had accounted for goodwill under SFAS No. 142 for all periods presented, net income (loss) and earnings (loss) per share would have been as follows:

	2003	2002	2001

Reported net income (loss)	$(34,844)	$1,408	$5,733
Add back goodwill amortization net of tax	–	–	1,340

Adjusted net income (loss)	$(34,844)	$1,408	$7,073

Basic and diluted earnings (loss) per share:
Reported net income (loss)	$(1.48)	$0.06	$0.25
Goodwill amortization net of tax	–	–	0.06

Adjusted net income (loss)	$(1.48)	$0.06	$0.31

 As a result of the decline in the Company's market capitalization in the first quarter of fiscal year 2003, the continuing decline in the telecommunications market, and anticipated reduced demand of telecom power systems in the future, the Company determined that there were indicators of impairment in the carrying value of goodwill related to acquisitions made within the past two fiscal years in the telecom industry. Accordingly, during the second quarter of fiscal 2003, the Company performed an interim test for goodwill impairment in accordance with SFAS No. 142. Upon completing the interim impairment tests, the Company recorded a goodwill impairment charge of $33.4 million related to the telecom acquisitions.

 The Company's impairment tests, which consist primarily of discounted cash flow analyses, indicated no impairment in the other reporting units. Assumptions used in the analyses are based upon projected results that the Company considers reasonable and appropriate in light of historical performance and anticipated future conditions.

 The changes in the carrying value of goodwill by reporting unit, net of accumulated amortization of $9,720, are as follows:

	Telecom Power	Power Electronics	Industrial Controls	Total

Balance at June 30, 2002	$36,301	$33,509	$25,723	$95,533
Purchase price adjustments and reclassifications	(2,859)	–	2,246	(613)
Currency translation	–	1,549	40	1,589
Impairment charge	(33,442)	–	–	(33,442)

Balance at June 30, 2003	$–	$35,058	$28,009	$63,067

5. Inventories

 Inventories at June 30, consist of the following:

	2003	2002

Raw materials	$26,994	$29,201
Work-in-process	15,217	10,747
Finished goods	6,632	5,390

	$48,843	$45,338

6. Long-Term Debt and Bank Borrowing Arrangements

 Long-term debt at June 30, consists of the following:

	2003	2002

Revolving bank loans	$21,384	$–
Miscellaneous installment notes, capital leases and other obligations at rates ranging from 1.8 percent to 8.0 percent, due through 2009	5,318	4,124

	26,702	4,124
Less current portion	805	407

	$25,897	$3,717

Bank Borrowing Arrangements

 At June 30, 2003, the Company had an agreement with a group of banks to lend up to $16,000 under a revolving loan facility through December 17, 2003. Amounts outstanding at June 30, 2003 under this agreement were $9,250 and bore interest at the banks' prime lending rate plus one and three-quarters percent (5.75% at June 30, 2003). Subsequent to fiscal year end, the Company replaced this facility with an asset based credit agreement ("Credit Agreement") with Bank One. The aggregate lending commitment under the Credit Agreement is $19,000 with available borrowings determined by a borrowing base as defined in the agreement, supported primarily by levels of domestic accounts receivable and inventory. Borrowings under the Credit Agreement bear interest at the bank's prime lending rate plus one percent or, at the Company's option, the London Interbank Offered Rate (LIBOR) plus three and one-quarter percent. These rates may be reduced or increased annually based on the level of a defined fixed charge coverage ratio. The Company is required to pay a commitment fee of 0.5 percent on the unused available commitment.

 Borrowings under the Credit Agreement are secured by substantially all of the Company's North American assets. The Credit Agreement contains certain provisions and covenants which, among other things, prohibits the payment of cash dividends and repurchases of common stock, limit the amount of future indebtedness and capital expenditures and require the Company to maintain specified levels of EBITDA and fixed charge coverage.

 The Company's European subsidiary has revolving credit arrangements with various banks primarily to finance working capital needs. Available borrowings under these arrangements aggregate approximately Euro 20,000 depending in part upon levels of accounts receivable. Borrowings outstanding under these arrangements were $17,452 at June 30, 2003 and bore interest at various rates, generally tied to LIBOR or EURIBOR (ranging from 2% to 8% at June 30, 2003).

 Subsequent to fiscal year-end the Company's European subsidiary entered into an agreement with a European bank to provide borrowings secured by the subsidiary's land and building over a ten year period. Borrowings under the agreement bear interest at EURIBOR plus one and one-half percent. The initial commitment to lend under this agreement is Euro 7,000, with the commitment amount reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013.

 Aggregate principal maturities on long-term debt outstanding at June 30, 2003 are as follows:

Year ended June 30

2004	$805
2005	1,651
2006	10,148
2007	892
2008	720
Thereafter	12,486

$26,702

7. Earnings (Loss) Per Share

 The following table sets forth the computation of basic and diluted earnings (loss) per share.

	2003	2002	2001

Basic earnings (loss) per share:
Income (loss) from continuing operations	$(34,844)	$1,408	$9,083
Income from discontinued operations	–	–	764
Loss on sale of discontinued businesses (net of taxes)	–	–	(4,114)

Net income (loss)	$(34,844)	$1,408	$5,733
Weighted average shares for basic earnings per share	23,522	22,517	22,548
Basic earnings (loss) per share
Income (loss) from continuing operations	$(1.48)	$0.06	$0.40
Income from discontinued operations	–	–	0.03
Loss on sale of discontinued businesses (net of taxes)	–	–	(0.18)

Basic earnings (loss) per share	$(1.48)	$0.06	$0.25
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(34,844)	$1,408	$9,083
Income from discontinued operations	–	–	764
Loss on sale of discontinued businesses (net of taxes)	–	–	(4,114)

Net income (loss)	$(34,844)	$1,408	$5,733
Weighted average shares for diluted earnings per share	23,522	22,517	22,548
Effect of dilutive stock options	–	471	605

Weighted average shares for diluted earnings per share	23,522	22,988	23,153
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(1.48)	$0.06	$0.39
Income from discontinued operations	–	–	0.03
Loss on sale of discontinued businesses (net of taxes)	–	–	(0.17)

Diluted earnings (loss) per share:	$(1.48)	$0.06	$0.25

 Shares issuable under stock option agreements have been excluded from the computation of diluted earnings per share for fiscal year 2003 because the effect would be anti-dilutive.

8. Fair Values of Financial Instruments

 The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values.

9. Asset Impairment Charges

 The Company recorded asset impairment charges related to its telecom business aggregating $39,037 in the second quarter of fiscal 2003. The charges consisted of the following: $33,442 for goodwill; $4,679 for inventory; $577 for fixed assets and $339 for accounts receivable. The inventory charge is included in cost of sales and the remaining charges are included in asset impairment in the accompanying Consolidated Statements of Operations.

10. Income Taxes

 Income tax expense (benefit) is allocated in the financial statements as follows:

Year ended June 30	2003	2002	2001

Income tax expense (benefit) attributable to continuing operations	$7,620	$900	$5,600
Discontinued operations	–	–	(2,200)

Total	$7,620	$900	$3,400

 The expense (benefit) for income taxes applicable to continuing operations is as follows:

Year ended June 30	2003	2002	2001

Current:
Federal	$–	$(89)	$–
State	319	472	1,429
Foreign	326	4,121	7,351
Deferred:
Federal	6,727	(816)	(1,739)
State and Foreign	248	(2,788)	(1,441)

	$7,620	$900	$5,600

 A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income (loss) from continuing operations is as follows:

	2003		2002		2001

Year ended June 30	Amount	%	Amount	%	Amount	%

Provision (benefit) computed at the statutory rate	$(9,528)	35.0	$808	35.0	$5,139	35.0
State income taxes, net of federal benefit	207	(0.8)	289	12.5	873	5.9
Foreign tax rates in excess of federal statutory rate	63	(0.2)	145	6.3	1,077	7.3
Nondeductible goodwill impairment	11,705	(43.0)	–	–	–	–
Benefit due to federal tax law change	–	–	(1,154)	(50.0)	–	–
Losses not benefited	5,109	(18.8)	794	34.4	(3,063)	(20.9)
Other – net	64	(0.2)	18	0.8	1,574	10.7

	$7,620	(28.0)	$900	39.0	$5,600	38.0

 Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $(24), $3,655 and $14,632 for the years ended June 30, 2003, 2002 and 2001.

 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for continuing operations as of June 30, 2003 and 2002 are as follows:

Year ended June 30	2003	2002

Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$(6,469)	$(4,704)

Total deferred tax liabilities	(6,469)	(4,704)

Deferred tax assets:
Inventory and other reserves	7,089	6,564
Postretirement medical benefit obligation	–	11,617
Net operating loss carryforward	49,232	42,781

Total gross deferred tax assets	56,321	60,962
Less: valuation allowance	(49,587)	(49,910)

Net deferred tax asset	$265	$6,348

 Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets. The net deferred tax asset position consists of $4.8 million of domestic net deferred tax assets offset by $4.5 million in foreign net deferred tax liabilities. The Company believes the deferred tax assets are realizable through global tax planning strategies that provide an ability to offset existing domestic tax assets with the foreign tax liabilities as well as through future taxable income.

 The Company has operating loss carryforwards for tax purposes of $141,000 and $121,000 as of June 30, 2003 and 2002 respectively, expiring between fiscal years 2013 and 2023.

11. Commitments and Contingencies

Leases

 The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of June 30, 2003 total $30,256 and are payable in future fiscal years as follows: $5,858 in 2004; $4,715 in 2005; $2,627 in 2006; $1,915 in 2007, $1,860 in 2008, and $13,281 thereafter.

 Aggregate future minimum rentals to be received under noncancelable subleases as of June 30, 2003 total $15,645.

 For the years ended June 30, 2003, 2002 and 2001, rent expense was $6,994, $7,325 and $4,994 respectively, while sublease rental income was $3,058, $2,878 and $1,939 respectively.

Litigation – Product Liability

 The Company is a party to a number of product liability lawsuits, all of which have arisen in connection with discontinued business operations of Magnetek. When the Company sold off these business operations, it agreed to defend and indemnify the different purchasers of these operations in respect of certain product liability claims. The Company is presently defending a number of product liability claims in connection with these indemnification obligations. After December 15, 2003, none of these purchasers will be entitled to make any further claims against the Company under these indemnification obligations. The Company will, however, remain liable for valid claims made before that date. All of the pending product liability cases are being aggressively defended by the Company, and management believes that its insurers will bear all liability, if any, that exceeds applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material effect on the Company's results of operations or financial position.

 The Company has been named, along with numerous other defendants, in asbestos-related lawsuits. The Company has never produced asbestos-containing products and is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims, all of which arise from business operations the Company acquired but no longer owns. While the outcome of these cases cannot be predicted with certainty, the Company is aggressively seeking to be dismissed from the proceedings and does not believe the proceedings, individually or in the aggregate, will have a material adverse effect on its results of operations or financial position.

Litigation – Patent Infringement

 In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In April 2003, the lawsuit and counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. Settlement discussions have occurred from time to time, and although the Company will continue to assert what it believes are strong defenses at arbitration, an unfavorable decision could have a material adverse effect on the Company's financial position, cash flows or results of operations.

Environmental Matters – General

 From time to time, the Company discovered the existence of hazardous substances at certain facilities associated with previously owned businesses and responded as necessary to bring the facilities into compliance with applicable laws and regulations. Upon sale of the businesses, the Company agreed, in some cases, to indemnify the buyers against environmental claims associated with the divested operations, subject to various conditions and limitations. Remediation activities, including those related to the Company's indemnification obligations, did not involve material expenditures during the fiscal year 2003.

 The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in the fiscal year 2003. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

Century Electric (McMinnville, Tennessee)

 Prior to the Company's purchase of Century Electric, Inc. ("Century Electric") in 1986, Century Electric acquired a business from Gould Inc. ("Gould") in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls ("PCBs") at the McMinnville facility (the "1983 Indemnity"). The presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples has been identified. The McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site and plant employees were notified of the presence of contaminants at the facility. Gould has completed an interim remedial excavation and disposal of onsite soil containing PCBs and a preliminary investigation and cleanup of certain onsite and offsite contamination. The Company believes the cost of further investigation and remediation (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant in August 1999 and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company's financial position, cash flows or results of operations.

Effect of Fruit of the Loom Bankruptcy

 The Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport, Connecticut facility (sold in connection with the sale of the transformer business in June 2001) and defense and indemnification against liability related to offsite disposal locations where Magnetek may have a share of potential response costs. In 1999 FOL filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax credits and Magnetek withdrew its claims in the bankruptcy proceeding. Although the Company believes that FOL has substantially completed the obligations required by the indemnification agreement, its ability to set aside any remaining obligations to the states of Connecticut and New Jersey through bankruptcy, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company's financial position or results of operations.

Letters of Credit

 The Company had approximately $3,768 of outstanding letters of credit as of June 30, 2003. The Company is permitted to issue up to $10,000 of letters of credit under its Credit Agreement.

12. Stock Option Agreements

 The Company has three active stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units, and one of the Plans also provides for the issuance of incentive bonuses and incentive stock. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 4,750,000. Options granted under two of the Plans vest in three or four equal annual installments, and options under the third Plan vest in two equal annual installments. The Company also has options outstanding under prior plans from which grants are no longer made.

 A summary of certain information with respect to options under the Plans and prior plans follows:

Year ended June 30	2003	2002	2001

Options outstanding, beginning of year	5,812,845	4,983,265	4,638,909
Options granted	1,558,400	1,645,569	1,191,500
Options exercised	–	(252,041)	(301,488)
Weighted average exercise price	$–	$8.63	$8.60
Options cancelled	(853,884)	(563,948)	(545,656)

Options outstanding, end of year	6,517,361	5,812,845	4,983,265
Weighted average price	$10.27	$11.27	$11.59

Exercisable options	4,288,653	3,449,229	2,848,374

 The following table provides information regarding exercisable and outstanding options as of June 30, 2003.

	Exercisable		Outstanding

Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)

Under $10.00	2,003,695	$8.64	3,594,031	$7.51	7.48
$10.00 – $12.50	685,406	10.91	1,323,778	10.87	7.33
$12.51 – $15.00	495,445	13.32	495,445	13.32	3.64
Over $15.00	1,104,107	17.15	1,104,107	17.15	4.15

Total	4,288,653	$11.73	6,517,361	$10.27	6.59

 As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards.

 Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 for awards granted in fiscal years after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no dividends, using the following assumptions:

	Options

	2003	2002	2001

Expected life (years)	6.1	6.1	5.9
Expected stock price volatility	48.3%	46.4%	39.1%
Risk-free interest rate	3.6%	4.8%	5.9%

 For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows:

(Thousands except per share amounts)	2003	2002	2001

Net income (loss) – as reported	$(34,844)	$1,408	$5,733
Net income (loss) – pro forma	$(37,222)	$(3,255)	$2,802
Basic and diluted net income (loss) per share – as reported	$(1.48)	$0.06	$0.25
Basic and diluted net income (loss) per share – pro forma	$(1.58)	$(0.14)	$0.12

 In fiscal year 2003, a total of 1,558,400 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $6.02 and the average fair value of the options was $2.86.

 In fiscal year 2002, a total of 1,645,569 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $10.60 and the average fair value of the options was $5.46. In fiscal year 2001, a total of 1,191,500 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $8.65 and the average fair value of the options was $4.11.

13. Employee Benefit Plans

 Benefit obligations at year-end, fair value of plan assets and prepaid (accrued) benefit costs for the years ended June 30, 2003 and 2002 were as follows:

	Pension Benefits		Other Benefits

	2003	2002	2003	2002

Change in Benefit Obligation
Benefit obligation at beginning of year	$150,961	$148,065	$13,720	$13,172
Service cost	669	674	1	2
Interest cost	10,877	10,965	233	952
Plan participants' contributions	10	22	270	1,454
Amendments / termination	–	–	(13,174)	–
Actuarial (gain) loss	19,697	5,446	(203)	333
Curtailment gain	(610)	–	–	–
Benefits paid	(9,897)	(14,211)	(847)	(2,193)

Benefit obligation at end of year	$171,707	$150,961	$–	$13,720
Change in Plan Assets
Fair value of plan assets at beginning of year	$135,913	$148,464	$–	$–
Actual return on plan assets	(5,695)	(9,288)	–	–
Employer contributions	20	10,926	577	739
Plan participants' contributions	10	22	270	1,454
Benefits paid	(9,897)	(14,211)	(847)	(2,193)

Fair value of plan assets at end of year	$120,351	$135,913	$–	$–
Funded Status	$(51,356)	$(15,048)	$–	$(13,720)
Unrecognized net actuarial (gain) loss	109,681	74,635	–	(11,352)
Unrecognized prior service cost	–	399	–	(4,793)

Prepaid (accrued) benefit cost	$58,325	$59,986	$–	$(29,865)
Amounts Recognized in Statement of Financial Position
Prepaid benefit cost	$58,325	$59,986	$–	$–
Accrued benefit liability	(109,681)	(74,363)	–	(29,865)
Intangible asset	–	399	–	–
Accumulated other comprehensive income	109,681	73,964	–

Net amount recognized	$58,325	$59,986	$–	$(29,865)
Weighted-Average Assumptions as of June 30
Discount rate	6.125%	7.375%	N/A	7.375%
Expected return on plan assets	9.50%	9.50%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	N/A	N/A

 Under SFAS No. 87, "Employers' Accounting for Pensions," when the accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets, a minimum liability (net of related income tax benefit) must be established on the balance sheet with a corresponding amount in other comprehensive income (loss) in shareholders' equity. The minimum pension liability must also include any prepaid pension asset balance (the amount by which contributions to a plan have exceeded expense recorded under SFAS No. 87) as of the measurement date. Pursuant to SFAS No. 87, the Company recorded a minimum pension liability of $109,681 and $74,363 at June 30, 2003 and 2002 respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in "Accumulated Other Comprehensive Loss" on the Company's balance sheet as of June 30, 2003 and 2002. Effective June 30, 2003, the pension plan was frozen and no future compensation credits will be accrued to participants' individual accounts. Participant accounts will continue to be credited with interest.

 Pension plan assets include 1,226,900 shares of Company common stock valued at $3,218 as of June 30, 2003.

 Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 2003, 2002 and 2001 were as follows:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Components of Net Periodic Benefit Cost (Income)
Service cost	$669	$674	$1,438	$1	$2	$6
Interest cost	10,877	10,965	10,952	233	952	916
Expected return on plan assets	(12,500)	(13,587)	(13,703)	–	–	–
Amortization of transition amount	–	(263)	(263)	–	–	–
Amortization of prior service cost	51	53	161	(156)	(624)	(624)
Recognized net actuarial (gain) loss	2,235	1,212	1,003	(535)	(2,388)	(1,143)

Net periodic benefit cost (income)	$1,332	$(946)	$(412)	$(457)	$(2,058)	$(845)
Curtailment/settlement (gain) loss	349	–	1,098	–	–	(43)

Net benefit cost (income)	$1,681	$(946)	$686	$(457)	$(2,058)	$(888)

 The curtailment/settlement gain or loss resulted from the following:

 Fiscal 2003: The freezing of benefit accruals under the pension plan program.

 Fiscal 2001: The sale of the Standard Drives, Lighting and Transformer businesses.

 Effective September 30, 2002, the Company terminated its retiree medical and life insurance programs, resulting in a pretax gain of $27,771 in fiscal year 2003.

 In addition to the defined benefit retirement plans, the Company contributes to a defined contribution (401k) savings plan. Contributions made by the Company from July 1, 2002 to June 30, 2003 were $435. In December of 2001, the Company changed its third party administrator for its defined contribution plan and modified the plan year to end on December 31, from the previous March 31 ending date. Contributions made by the Company from April 1, 2001 through June 30, 2002, totaled $573. Company contributions for the plan year ending March 2001 were $926.

14. Related Party Transactions

 The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company through December 2005 at an annual fee plus certain allocated and out of pocket expenses. The Company's chairman is also the chairman, president and sole shareholder of Spectrum. Services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $795, $764 and $968 for the years ended June 30, 2003, 2002 and 2001, respectively. In fiscal 2001, a performance bonus was awarded in the amount of $408 and paid to Spectrum in July of 2001.

 During fiscal 2000, the Company engaged ABN AMRO (formerly ING Barings) to assist in the divestiture of its Lighting business. Upon the completion of the sale of this business (see Note 3) in June of fiscal year 2001, fees of $1,020 were paid to ABN AMRO. One of the Company's directors was a principal at ABN AMRO Inc. during fiscal year 2001.

 The Company leases two buildings owned by a former executive's wife. This executive was in charge of one of the Company's divisions until January 2003, when his employment with Magnetek was terminated. The Company paid $314 in lease payments for the buildings during fiscal 2003.

15. Accrued Liabilities

 Accrued liabilities consisted of the following at June 30:

	2003	2002

Salaries, wages and related items	$3,572	$6,309
Insurance	2,941	4,148
Warranty	503	368
Income taxes	31	141
Other	6,405	7,593

	$13,452	$18,559

 The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years.

 Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience. Changes in the warranty reserve for fiscal 2003 were as follows:

Warranty Reserve

Balance at June 30, 2002	$368
Additions charged to earnings	208
Use of reserve	(283)
Other – acquisition of Telemotive	210

Balance at June 30, 2003	$503

16. Supplemental Cash Flow Information

 Changes in operating assets and liabilities of continuing operations were as follows:

Year ended June 30	2003	2002	2001

(Increase) decrease in accounts receivable	$(3,976)	$11,079	$(1,077)
(Increase) decrease in inventories	(7,220)	5,240	(8,632)
(Increase) decrease in prepaids and other current assets	(940)	2,370	6,284
(Increase) decrease in other operating assets	4,338	(4,749)	(13,020)
Increase (decrease) in accounts payable	9,345	(9,595)	(8,120)
Decrease in accrued liabilities	(6,640)	(15,193)	(6,400)
Increase (decrease) in deferred income taxes	6,083	(5,309)	(10,683)
Increase (decrease) in other operating liabilities	1,102	(2,075)	38

	$2,092	$(18,232)	$(41,610)

Cash paid for interest and income taxes:
Interest	$1,022	$661	$8,348
Income taxes	$3,903	$5,168	$695

17. Accumulated Other Comprehensive Loss

 Accumulated other comprehensive loss consisted of the following at June 30:

	2003	2002

Minimum pension liability	$(92,681)	$(56,964)
Foreign curreny translation adjustments	(15,385)	(22,472)

	$(108,066)	$(79,436)

 The accumulated other comprehensive loss related to the minimum pension liability is net of tax benefits of $17,000.

18. Business Segment and Geographic Information

 The Company currently operates within a single business segment, Digital Power Products. Within the segment there exists two product categories, components and systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has a single customer, Merloni, whose purchases represented 11% of the Company's total revenue in fiscal year 2003. In addition, the Company has another customer, IBM, whose purchases represented 8%, 9%, and 13% of the Company's total revenues in fiscal years 2003, 2002 and 2001, respectively. Outstanding receivables with these two largest customers were 31%, 8% and 6% of the total receivables of the Company as of fiscal year-end 2003, 2002 and 2001, respectively. With the exception of these accounts, management believes that there is no significant concentration of credit risk.

 During the year ended June 30, 2003, sales of components were $117,138 and sales of systems were $84,644. Sales of components were $96,509 and sales of systems were $91,715 for the year ended June 30, 2002. During the year ended June 30, 2001, sales of components were $157,377 and sales of systems were $140,883 (including $45,516 related to a divested business).

 Information with respect to the Company's foreign subsidiaries follows:

For the year ended June 30	2003	2002	2001

Sales	$87,388	$57,535	$81,690
Operating income	642	2,112	9,764
Identifiable assets	116,103	83,085	89,782
Capital expenditures	7,264	4,694	6,208
Depreciation and amortization	6,352	7,152	7,029

 Operating income for foreign subsidiaries does not include any allocation of corporate costs incurred in the United States. Sales by foreign subsidiaries include only sales of products to customers outside of the U.S.

 Export sales from the United States were $8,889, $6,948 and $10,655 in 2003, 2002 and 2001, respectively.

19. Quarterly Results (unaudited)

2003 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30

Net sales	$42,826	$51,268	$53,223	$54,465
Gross profit	9,784	6,242	10,330	10,627
Provision (benefit) for income taxes	9,649	(721)	(1,308)	–
Net income (loss)	$15,743	$(40,185)	$(5,410)	$(4,992)
Per common share:
Basic:
Net income (loss)	$0.67	$(1.71)	$(0.23)	$(0.21)
Diluted:
Net income (loss)	$0.67	$(1.71)	$(0.23)	$(0.21)

2002 quarter ended	Sept. 30	Dec. 31	Mar. 31	June 30

Net sales	$52,546	$47,087	$44,444	$44,237
Gross profit	11,840	10,931	10,527	10,263
Provision (benefit) for income taxes	664	284	186	(234)
Net income (loss)	$1,082	$464	$302	$(440)
Per common share:
Basic:
Net income (loss)	$0.05	$0.02	$0.01	$(0.02)
Diluted:
Net income (loss)	$0.05	$0.02	$0.01	$(0.02)

 The quarter ended September 30 fiscal year 2003 includes a $27,771 ($17,218 after-tax) gain from termination of the Company's retiree medical plan.

 The quarter ended December 31 fiscal year 2003 includes after-tax inventory write-down charges of $4,679 and goodwill and other asset impairment charges of $34,358. All of these charges related to the Company's telecom business.

 The quarter ended March 31 fiscal year 2003 includes a $3,275 after-tax charge for settlement of litigation.

 The quarter ended June 30 fiscal year 2003 includes a $997 after tax loss on the sale of the Company's telecom service business. The sale was completed subsequent to June 30, 2003 and the actual loss incurred approximated the recorded loss.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

 The Board of Directors and Stockholders
Magnetek, Inc.

 We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 30, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

                      Ernst & Young LLP

 Woodland Hills, California
August 20, 2003

Board of Directors
Andrew G. Galef	Chairman of the Board, President & Chief Executive Officer
Thomas G. Boren	Retired Executive Vice President, PG&E Corporation
Dewain K. Cross	Retired Senior Vice President, Finance, Cooper Industries, Inc.
Paul J. Kofmehl	Retired Vice President & Group Executive, IBM.
Mitchell I. Quain	Principal at Charter House Group International, Inc.
Robert E. Wycoff	Retired President, Atlantic Richfield Company
Corporate Officers
Andrew G. Galef	Chairman of the Board, President & Chief Executive Officer
Antonio Canova	Executive Vice President
Alexander Levran, Ph.D.	Executive Vice President, Technology
Peter M. McCormick	Executive Vice President
David P. Reiland	Executive Vice President & Chief Financial Officer
Paul Schwarzbaum	Executive Vice President
Tina D. McKnight	Vice President, General Counsel & Secretary

 Stockholder Information

 10-K Report

 Magnetek's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including the Company's financial statements and related schedules for the fiscal year ended June 30, 2003, is included herein beginning on page 33. Exhibits to Magnetek's Form 10-K have been filed with the Securities and Exchange Commission. Most of these exhibits are available for viewing through the SEC's Edgar website at http://www.sec.gov/cgi-bin/browse-edgar?action-getcurrent . Other exhibits are available upon request to Magnetek, subject to payment of a reasonable fee to cover the Company's cost of furnishing such exhibits. To request an exhibit from the Company, please contact:

 Investor Relations Department

 Magnetek, Inc.
10900 Wilshire Boulevard
Suite 850
Los Angeles, CA 90024
Telephone: 1-310-689-1610
Web Site Address: http://www.magnetek.com

 Annual Stockholders' Meeting

 Magnetek's fiscal 2003 stockholders' meeting will be held on Wednesday, October 29th at 10:00 a.m. Pacific time at 10900 Wilshire Boulevard, Los Angeles, CA 90024.

 Stockholders' Information

 The following table sets forth the high and low sales prices of the Company's Common Stock on the New York Stock Exchange during each quarter of fiscal 2003.

Quarter Ending	High	Low
September 30, 2002	10.05	2.65
December 31, 2002	6.09	3.28
March 31, 2003	5.35	2.32
June 30, 2003	3.20	1.90

 Magnetek's Common Stock is listed on the New York Stock Exchange under the ticker symbol "MAG". As of September 5, 2003 there were 221 holders of record of the Company's Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is The Bank of New York. Telephone Inquiries: 1-800-524-4458.

QuickLinks

SELECTED FINANCIAL DATA
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS