Form 10-K, Exhibit 13
period 2004-06-30
MAGNETEK INC
filed 2004-09-10
CIK 751085

QuickLinks -- Click here to rapidly navigate through this document

MAGNETEK UNCOMMON POWER

2004

MAGNETEK UNCOMMON POWER

Annual

MAGNETEK UNCOMMON POWER

Report

MAGNETEK UNCOMMON POWER

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

 Today, Magnetek provides custom and industry-standard power components and systems for applications ranging from the Power Grid to the Internet. With annual revenues of $243 million, it ranks among the world's leading manufacturers of digital electronic power supplies, converters, inverters, rectifiers, regulators and controls. The Company also builds programmable power and control systems based on these components, and is a leading provider of power conditioners for fuel cells and other alternative energy sources.

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

 For more information about Magnetek, visit the Company's website: http://www.magnetek.com.

Table of Contents	Chairman's Letter	1
	Management's Discussion and Analysis	5
	Consolidated Financial Statements	13
	Notes to Consolidated Financial Statements	17
	Annual Report on Form 10K	35
Stockholder Information	Inside Back Cover

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

 Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in the telecommunications, electronic and industrial equipment markets, international sales and operations, dependence on significant customers, increased materials costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company's ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Annual Report under the heading "Risk Factors Affecting the Company's Financial Outlook".

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

Dear Fellow Stockholder:

 In my 2003 annual letter to you, I expressed confidence that 2004 would be the year of recovery for Magnetek—that revenues would grow again, that gross margins would climb to the mid-20% range, and that we would be back in the black with positive cash flow by fiscal year-end. All of that happened, and I am equally confident that our Company will do even better this year.

 Revenues totaled $242.8 million in fiscal 2004, up 20% from $201.8 million in fiscal 2003. Gross profit amounted to $56.0 million (23.1% of sales) for the full year, versus $37.0 million (18.3% of sales) in fiscal 2003. And our net loss for the year was $11.5 million, or $0.42 per share, against a loss of $34.8 million, or $1.47 per share, in fiscal 2003.

 In the fourth (June) quarter of fiscal 2004, revenue reached a three-year high of $69.5 million, up 28% from the fourth quarter of fiscal 2003. Gross profit amounted to $17.1 million (24.7% of sales), compared to $10.6 million (19.5% of sales) in the year-earlier quarter. Excluding a non-cash item taken to fully reserve U.S. net deferred tax assets, net income amounted to $1.2 million, or $0.04 per share, versus a loss of $5.0 million, or $0.21 per share, in the fourth quarter of 2003. And, the Company generated over $1 million in free cash in the quarter.

 From a balance sheet standpoint, stockholders' equity increased $32.9 million to $112.5 million during fiscal 2004, while debt declined by over $10 million to $16.3 million. Year-over-year, working capital increased 8% to $65.9 million on our 20% increase in annual revenue. We sold 4.2 million shares of common stock in a private placement in the second (December) quarter, raising approximately $18.5 million. This strengthened our financial position, giving us added liquidity and operating flexibility to pursue our strategic plan.

Factors Affecting Fiscal 2004 Performance

 Major factors that hurt Magnetek's performance in fiscal 2003 abated during fiscal 2004, and two of our largest markets—telecommunications and information technology (IT)—were back on the road to recovery.

 Magnetek broke into the black in the third (March) quarter, and might have done so sooner were it not for increased spending on strategic initiatives. While capital expenditures actually declined from fiscal 2003, costs incurred to bring our new 65,000-square-foot factory in China up to speed had to be expensed. Selling costs rose in support of our growing distribution channel. And research and development (R&D) spending climbed 23% to $13.7 million.

 Revenues from the China factory were less than $1 million a month at the beginning of fiscal 2004. By the end of year they had risen to $4 million a month, accounting for 20% of the Company's sales. Manufacturing cost savings boosted gross margins on those sales substantially; and with most of the start-up expenses now behind us, we should see the full impact on Magnetek's profitability this year. We believe we can grow annual revenues in China to $70 million in 2005 without a further factory expansion.

 We also view China as our Asian marketing base. We originally launched our new factory at the behest of existing customers who were opening facilities there. But it is obvious that the potential for new business in the Asian theatre is immense, so in fiscal 2004 we established a dedicated sales office in Shanghai, and this year we will open an engineering center next to our factory in Shenzhen.

 Equally exciting is the potential for distributor sales. In fiscal 2003 we had practically zero distributor sales. Then we launched a broad, industry-standard product line designed especially for sale through the distribution channel. Now we are selling half a million dollars worth of product a month through distributors, and they tell us we should at least double that volume this fiscal year.

 Worldwide, distributors account for close to $15 billion (25%) of all embedded power product sales annually. To get our share of those sales, we have enlarged our sales and support staff, including marketing communications and information systems personnel, and launched new supply chain and customer relationship management initiatives to synchronize our processes with those of all of our new channel partners. Due to timing and the initial investments involved, we didn't reap many of the benefits of these initiatives in fiscal 2004, but we expect to in fiscal 2005.

Plans for Future Growth and Profitability

 Currently, embedded power products—subsystems that go into equipment manufactured by others (OEMs)—account for two-thirds of Magnetek's sales.

Self-contained systems sold to contractors, integrators and end-users account for a third of our sales.

 In embedded products, we quoted on 230 OEM custom-design programs during fiscal 2004. Seven of those programs have been cancelled, and 61 are still pending. Of the 162 programs awarded so far, we have scored 88 wins for a capture rate of 54%. Those we lost were due (in descending order) to price, product fit, schedule issues, established supplier relationships, and technical issues. I will stack that record up against anyone in the industry.

 We must continue to win and grow in the embedded power products business because custom designs for OEMs keep Magnetek in the forefront of power electronics technology. It is that technology which enables us to provide distributors with cutting-edge "modular" power products; and it is that technology which enables us to design complex, "smart" power-based systems rich in "software and silicon" content.

 Systems typically command higher margins than "box- and board-level" products. Markets for systems are more "vertical" and diverse, and in such markets there are fewer competitors and higher barriers to entry. That is why almost half of our 2004 R&D investments went into systems development. And that is why we aim to grow systems to half of Magnetek's revenues—even as our embedded product revenue continues to grow—over the next several years. As we move more of our embedded product manufacturing to lower-cost venues, the higher value and engineering content of our systems allow us to build them at our engineering centers in Europe and North America, close to our customers.

Magnetek's Outlook for Fiscal 2005

 Magnetek's performance during fiscal 2005, like almost everyone else's, will depend on the general economy. During the "telecom winter" of 2002-2003, we were able to increase sales to new and non-traditional customers, most notably consumer product manufacturers. In fiscal 2004, these OEMs accounted for over $37 million (15%) of our revenues, up from virtually zero just a few years ago.

 To illustrate: Magnetek "Smart Appliance Modules" (SAMS) can control practically all of the functions of refrigerators, clothes washers, dryers and other consumer white goods. One of our customers (Arcelik) was just honored by the European Commission for the energy-efficiency of its appliances (Wall Street Journal, September 7, 2004). Another (Merloni) topped all telecom and IT companies as it became our largest customer during fiscal 2004.

 Still, Magnetek's performance in fiscal 2005 will depend on the continued recovery (or at least no relapse) of telecom and IT markets, which accounted for 46% of our fiscal 2004 revenue. At the design-win rate we enjoyed in 2004, we will be happy if telecom and IT experience only modest growth in 2005.

 This being the case, I believe the biggest positive swing factor for Magnetek in fiscal 2005 could come from systems markets that, although not immune to cyclical forces, tend to march to their own drummers. Briefly, here are a few of our most promising candidates:

  v
  Elevator Control Systems. We are developing a "universal" motion control system that works with elevators powered by either AC or DC motors and feeds power back into the line during descent, thereby providing energy and cost savings to the end-user. This new, turn-key control system is so advanced that, upon proof of concept, a number of major elevator OEMs intend to source from Magnetek versus manufacturing control systems in-house or buying from competitors. Over the next few years, this could triple the size of our elevator business, which accounted for $17 million in sales in fiscal 2004.

  v
  Utility Grid Management. In June, we announced receipt of a $450,000 production order for Magnetek HiQgrid™ power distribution management systems from NESA A/S, Denmark's largest electric utility. These systems are sufficient to remotely monitor 300 medium-power distribution transformers, and discussions are underway concerning the purchase of another 1,500 systems. NESA is also installing street light monitoring and control systems. We believe that in just the five European cities now installing or testing HiQgrid systems the sales potential is over $50 million, and U.S. opportunities are starting to arise.

  v
  Rail/Subway Car Power Systems. In August, 2004, the Company received an order from FIREMA, Caserta, Italy, for power converters to retrofit 220 railcars operated by Trenitalia, Italy's leading passenger train operator. Valued at $6.6 million, this order was the first result of a joint venture with FIREMA that includes development of auxiliary power units (APUs) for railcars. We estimate that the surface/subway car market for advanced power converters and APUs exceeds 5,000 cars in Europe and may exceed 10,000 cars worldwide.

  v
  Alternative Energy Systems. We introduced our new Aurora™ power inverter for residential solar arrays at the InterSolar trade show this June. After the show, we received our first order for 750 systems—well over $1 million dollars worth—from a German distributor. In July, we introduced Aurora at the Solar 2004 trade show in Portland, Oregon, and we have since received expressions of interest in many times that number of systems. Magnetek is already the leading builder of power conditioners for commercial fuel cells, and during fiscal 2004 we received the first production order for 24 of our new multimode wind inverters.

 Systems such as these and sales through distribution generally command higher profit margins than embedded custom power products, but haven't had time to contribute much to revenue or profitability yet. This year they should begin to do so.

 So I am optimistic about Magnetek's prospects. Specifically, I believe that we can continue to grow revenue at double-digit rates, push gross margins toward 30%, improve earnings per share and generate positive cash flows during fiscal 2005. More importantly, we will be opening up powerful new markets for Magnetek, giving us greater stability and uncommon opportunities for sustained growth in the increasingly "digital" world economy.

Andrew G. Galef
Chairman, President & Chief Executive Officer

SELECTED FINANCIAL DATA

Statement of Operations Data

For the years ended June 30, (Amounts in thousands, except per share data)	2004	2003	2002	2001	2000

Net sales	$242,834	$201,782	$188,224	$298,260	$293,575
Income (loss):
Continuing operations	$(11,471)	$(34,844)	$1,408	$9,083	$1,282
Discontinued operations	–	–	–	(3,350)	41,170

Net income (loss)	$(11,471)	$(34,844)	$1,408	$5,733	$42,452

Per common share – basic:
Income (loss) from continuing operations	$(0.42)	$(1.47)	$0.06	$0.40	$0.05
Net income (loss)	$(0.42)	$(1.47)	$0.06	$0.25	$1.71
Per common shares – diluted:
Income (loss) from continuing operations	$(0.42)	$(1.47)	$0.06	$0.39	$0.05
Net income (loss)	$(0.42)	$(1.47)	$0.06	$0.25	$1.70

    Net loss for the fiscal year ended June 30, 2004 includes a $5,100 provision for income taxes to increase the valuation allowance against the Company's deferred tax assets.

    Net loss for the fiscal year ended June 30, 2003 includes after-tax charges of $38,698 for asset impairment, a $3,275 after-tax charge for settlement of litigation, a $997 after-tax loss on the sale of the Company's telecom service business and a $17,218 after-tax gain from termination of the Company's retiree medical plan.

    Net income for the fiscal year ended June 30, 2001 includes a $4,114 after-tax loss on the sale of the Company's Lighting and Transformer business included in discontinued operations.

    Net income for the fiscal year ended June 30, 2000 includes a $35,125 after-tax gain on the sale of the Company's Motor and European Lighting business included in discontinued operations.

Balance Sheet Data

As of June 30, (Amounts in thousands)	2004	2003	2002	2001	2000

Total assets	$286,361	$280,651	$304,891	$321,754	$400,673
Long-term debt, including current portion	16,340	26,702	4,124	10,134	64,040
Stockholders' equity	112,522	79,671	142,819	183,707	184,206

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

 We are a global provider of digital power-electronic products, including electronic converters, inverters, rectifiers and systems. These products are used primarily in industrial, telecommunications (telecom), data processing, consumer, imaging, alternative energy, power generation and other applications requiring precise, efficient, reliable power. We believe that with our technical and productive resources we are well positioned to respond to increasing demand for such power. We operate in a single business segment, Digital Power Products, which includes two broad product categories, Systems and Components.

 Our power control systems consist primarily of programmable motion control and power conditioning systems and include: alternating current (AC) and direct current (DC) variable-frequency motor drives, power inverters for fuel cell, wind and photovoltaic markets, and telecom power plants. Our power systems also include complete DC power systems for telecom and networking applications.

 Our embedded power control products, which are sold primarily to original equipment manufacturers for installation in their products, include: AC-to-DC switching power supplies, AC-to-DC rectifiers and battery chargers, DC to-DC power converters, DC-to-AC power inverters and peripheral component interconnects. These products are used primarily in telecommunications, data processing and storage, digital imaging, semiconductor processing and testing equipment, medical instrumentation and home appliances.

 The past several years have been very challenging in the electronic power industry as reflected in our operating results. Beginning in fiscal year 2001 and continuing through fiscal 2003, there was a significant decrease in demand in many of our served markets and as a result, we generated operating losses throughout fiscal 2003 and during the first half of fiscal 2004. Accordingly, we did not generate any cash from operating activities in fiscal 2002, 2003 or 2004. For the past three fiscal years, our primary sources of cash have been from the divestiture of product lines, proceeds from the sale of common stock and increased borrowing under bank obligations. In response to the downturn, our primary performance objectives for fiscal 2004 focused on improving liquidity, increasing revenue, reducing manufacturing costs, diversifying our served markets and returning to profitability.

 During fiscal 2004, we reduced our debt by $10.4 million, increased our equity by $32.9 million and improved our liquidity. In the first quarter of fiscal 2004, we replaced our then existing $16.0 million bank facility with a $19.0 million credit agreement that expires in July 2006. Also in the first quarter of fiscal 2004 we contributed 535,000 shares of our common stock, valued at nearly $2.4 million, to our defined benefit pension plan. Under current regulations, no mandatory contributions are expected to be required through fiscal 2008, due in part to this first quarter non-cash contribution. In addition, due mainly to the recovery in equity values during the fiscal year, our pension benefit obligation decreased by $20.8 million with a corresponding increase in equity due to a reduction in our minimum pension liability. During the second quarter of fiscal 2004, we entered into agreements with a small number of investors for them to purchase 4.2 million shares of our common stock. We received aggregate proceeds, net of fees and expenses, of approximately $18.5 million and used the proceeds to repay debt.

 During fiscal 2004, demand recovered in certain of our key end markets, primarily equipment for telecommunications, industrial and information technology applications. We also invested resources aimed at increasing sales into emerging markets and increasing sales through distribution channels. As a result, we were able to post a 20% net sales increase over fiscal 2003. Our strategy will continue to emphasize diversity in both our product offerings and our targeted markets. We expect continued revenue growth in fiscal 2005.

 We began restructuring activities during the second quarter of fiscal 2004, which include a workforce reduction of approximately 200 positions in Europe and the relocation of those positions to lower cost facilities in Eastern Europe and China. In addition, in the fourth quarter of fiscal 2004, we began a consolidation of manufacturing facilities in the U.S. We believe these actions will allow us to remain competitive and improve margins with the lower cost facilities outside the U.S. and realize economies of scale through reduced operating expenses in our U.S facilities. Restructuring costs in fiscal 2004 were $1.6 million and we anticipate that we will incur an additional $1.1 million in restructuring costs in fiscal year 2005 and complete our restructuring activities by the end of calendar 2004 (see Note 9 of Notes to Consolidated Financial Statements).

 Increased operating expenses also impacted results in fiscal 2004. Research and development (R&D) expense was up 23% compared to the prior year as we continued to invest in developing new products and systems for both existing and new markets, including alternative energy products aimed at solar, wind and utility markets. We will continue to invest in R&D going forward, although we do not anticipate the same rate of growth in overall R&D expense during fiscal 2005. Selling, general and administrative expense was up 13% compared to fiscal 2003 due to volume related selling expenses, increased bad debt provisions, restructuring costs and increased employee benefit costs, primarily pension expense, which increased by approximately $1.5 million in fiscal 2004 (see Note 13 of Notes to Consolidated Financial Statements). The change in annual pension expense going forward will depend on future interest rate levels and values in equity and fixed income markets.

 We achieved positive operating profits in the third and fourth fiscal quarters of fiscal 2004 despite continuing operating losses at our telecom power systems business. We have taken actions to reduce the operating losses of this business, including divesting the service portion to focus on hardware and systems with an emphasis on wireless applications.

 Our efforts to improve margins include manufacturing cost reduction programs, most notably continued expansion of our manufacturing operations in China and selected outsourcing. We are also focusing our development and marketing capabilities on higher margin systems applications and markets with reduced emphasis or elimination of lower margin component products and less profitable segments. We will continue to pursue opportunities to consolidate administrative operations and functions, however future sustained profitability is highly dependent upon improvement in revenues and gross margins and successful implementation of our strategy to penetrate higher margin markets and shift our sales mix to proportionately higher sales of systems. Although conditions may continue to be challenging, we believe that the strategy we are pursuing will provide future opportunities for growth and improved operating performance.

RESULTS OF OPERATIONS

Net Sales and Gross Profit

 Net sales increased 20.3% to $242.8 million in fiscal 2004 from $201.8 million in fiscal 2003. Net sales in fiscal 2003 increased 7.2% from $188.2 million in fiscal 2002. The increase in net sales in fiscal 2004 is due to higher sales of embedded power supplies and currency translation impact from the stronger Euro, partially offset by lower telecom service revenue. We divested our telecom service business during the first quarter of fiscal 2004. We continued to focus on gaining share in systems markets and on new product introductions in industrial, consumer and alternative energy markets, as well as developing our distribution channel. The increase in net sales in fiscal 2003 was due to higher sales of products with consumer applications, the acquisition in December 2002 of Telemotive (see Note 2 of Notes to Consolidated Financial Statements) and the effect of currency translation.

 Gross profit in fiscal 2004 increased to $56.0 million (23.1% of sales) compared to $37.0 million (18.3% of sales) in fiscal 2003 and $43.6 million (23.1% of sales) in fiscal 2002. The improvement in gross profit is due to increased power supply unit sales volumes, selected price increases, manufacturing cost reduction from our facility in China, and the sale of our low margin telecom service business. These benefits were partially offset by the strength in the Euro relative to the U.S. dollar, which compressed gross profits on sales from our European subsidiary denominated in U.S. dollars in fiscal 2004 as compared to fiscal 2003. Fiscal 2003 gross profit was negatively impacted by depressed results in our telecom business, including a $4.7 million charge for the write-down of telecom related inventory, which contributed to the decline in gross profit from fiscal 2002.

Operating Expenses

 Selling, general and administrative expense (SG&A), including research and development expense, was $60.2 million (24.8% of net sales) in fiscal 2004 compared to $52.1 million (25.8% of net sales) in fiscal 2003 and $41.3 million (21.9% of net sales) in fiscal 2002. The increase in SG&A expense from fiscal 2003 and fiscal 2002 reflects increased investment in research and development, increased bad debt expense, increased volume related selling expenses, expanding marketing and sales capabilities including development of our distribution channel, higher employee benefit costs and the acquisition of Telemotive.

Gain from Termination of Retiree Medical Plan

 Fiscal 2003 results include a non-recurring pretax gain of $27.8 million ($17.2 million after tax) related to the termination of our retiree medical plan (see Note 13 of Notes to Consolidated Financial Statements).

Goodwill and Fixed Asset Impairment

 During the second quarter of fiscal 2003, we determined that there were indicators of impairment in the carrying value of goodwill based on the decline in our market capitalization and continued depressed conditions in the telecommunications industry. We performed an interim impairment test in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142 based on forecasted operating results and discounted cash flows, and recorded a $33.4 million charge for goodwill impairment (see Note 1 and Note 3 of Notes to Consolidated Financial Statements). We also recorded a $0.6 million charge for impairment of fixed assets. The charges related exclusively to our telecommunications business and eliminated the remaining carrying value of goodwill for that business.

 Our annual impairment review of goodwill and other long-lived assets indicated no impairment during fiscal year 2004.

Interest and Other Expenses

 Interest income was $1.2 million in fiscal 2004 compared to $0.2 million in fiscal 2003 and $0.6 million in fiscal 2002. The increase in fiscal 2004 was due to $1.0 million of interest income related to a tax refund settlement. The decrease in fiscal 2003 from fiscal 2002 was due to lower cash balances in fiscal 2003.

 Interest expense was $2.4 million in fiscal 2004 compared to $1.7 million in fiscal 2003 and $0.8 million in fiscal 2002. The increase in fiscal 2004 was due to increased amortization of deferred financing expenses of $0.2 million and higher interest expense related to higher average outstanding debt levels during fiscal 2004. The increase in 2003 was due to higher debt levels as a result of cash operating losses, the Telemotive acquisition and a litigation settlement payment. In fiscal 2002, we repaid all of our domestic bank debt with the proceeds from divestitures of discontinued operations.

 Other expense of $1.0 million in fiscal 2004 primarily included a $0.7 million charge for write down of investments. Other expense of $4.3 million in fiscal 2003 included a $3.3 million charge related to the settlement of litigation and a $1.0 million charge related to the sale of our telecom service business.

Provision for Income Taxes

 Our fiscal 2004 net loss reflects the impact of a $5.1 million income tax provision (non-cash) to increase the valuation allowance against U.S. net deferred tax assets to 100%. As of June 30, 2004, our U.S. net operating loss carryforward ("NOL") was approximately $134 million. The potential tax benefit of this NOL, approximately $47 million, has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this NOL at June 30, 2004. Our U.S. net operating losses have carryforward periods of 15 to 20 years. If not utilized, these NOL's have expiration dates ranging from 2013 to 2024. Since our balance sheet reflects no benefit of such NOL's, we anticipate that no federal tax expense would be recorded if and when US taxable income is generated and such carryforwards are utilized.

 We operate in various tax jurisdictions and are subject to a variety of income and related taxes, and as a result we may record tax expense on a consolidated basis despite pre-tax losses in the U.S. Although we anticipate little or no tax on income generated in the U.S., income generated by our foreign operations cannot be offset with U.S. net operating losses. Therefore, we anticipate there will be tax expense in fiscal 2005 associated with our foreign operations.

 In fiscal 2003 we recorded a provision for income taxes (non-cash) of $7.6 million related to the gain on the termination of our retiree medical plan partially offset by tax benefit on a portion of our pretax loss. Due to the net deferred tax position on the balance sheet in fiscal 2003, we were unable to record a tax benefit on the majority of the fiscal 2003 pretax loss.

Net Income (Loss)

 In fiscal 2004, we recorded a net loss of $11.5 million, or $0.42 per share on both a basic and diluted basis, compared to fiscal 2003 net loss of $34.8 million or $1.47 per share, basic and diluted. Fiscal 2003 results reflect the impact of the gain on termination of our retiree medical plan, and charges related to goodwill and asset impairment, litigation settlement and the sale of our telecom service business as described above. We recorded net income of $1.4 million or $0.06 per share on both a basic and diluted basis in fiscal 2002.

Liquidity and Capital Resources

 During fiscal year 2004, our cash balance increased $0.6 million to $2.3 million at June 30, 2004 from $1.7 million at June 30, 2003. Our primary sources of cash in fiscal 2004 were proceeds of $18.8 million from the sale of our common stock and proceeds of $1.1 million from the sale of our telecom service business. Our primary uses of cash in fiscal 2004 were for repayment of bank obligations of $10.4 million, cash used in operations of $2.4 million, costs incurred in refinancing our bank debt of $0.6 million and capital expenditures of $6.0 million. There are no current requirements or plans for additional major capacity expansion and we currently anticipate capital expenditures in fiscal 2005 to be less than $10 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

 At June 30, 2004, total long-term borrowings including current portion were $16.3 million compared to $26.7 million as of June 30, 2003. In August 2003, we replaced our revolving credit facility with an asset based credit agreement ("Credit Agreement") for our North American operations. The aggregate lending commitment under the Credit Agreement is $19.0 million with available borrowings determined by a borrowing base formula as defined in the Credit Agreement, based on the level of eligible domestic accounts receivable and inventory. Borrowings under the Credit Agreement bear interest at the bank's prime lending rate plus one percent or, at our option, the London Interbank Offering Rate (LIBOR) plus three and one-quarter percent. Borrowings under the Credit Agreement are secured by substantially all of our North American assets. This facility also supports the issuance of letters of credit. As of June 30, 2004, under the facility we had $15.0 million of total available borrowing capacity, with $4.3 million of borrowings outstanding. The Credit Agreement contains certain provisions and covenants that require us to maintain specified levels of earnings before interest, taxes, depreciation and amortization ("EBITDA") and fixed charge coverage. We were in violation of certain covenants as of June 30, 2004, and subsequent to fiscal year-end we received a waiver of all covenant violations from our bank.

 Our European subsidiary maintains revolving borrowing arrangements with local banks, primarily to support working capital needs. Available borrowings under these arrangements aggregate approximately Euro 20.0 million depending in part upon levels of accounts receivable, and bear interest at various rates ranging from 2% to 8%. During the first quarter of fiscal 2004, our European subsidiary entered into a ten-year agreement with a European bank to provide borrowings secured by the subsidiary's land and building. Borrowings under this agreement bear interest at EURIBOR plus one and one-half percent. The initial commitment to lend under this agreement is Euro 7.0 million, with the commitment reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013. Amounts outstanding at June 30, 2004 under these European bank lending agreements were $6.2 million. Our European subsidiary also has certain long-term notes and capital leases outstanding related mainly to equipment purchases. Amounts outstanding at June 30, 2004 under these leases and notes were $5.8 million with repayment to be made ratably through fiscal 2010.

 As a result of the decline in interest rates and stock market equity values over the past three-year period, the accumulated benefit obligation of our defined benefit pension plan exceeds plan assets by approximately $31.4 million as of June 30, 2004. While no contributions were mandated, we elected to contribute 535,000 shares of our common stock, valued at approximately $2.4 million, to the plan during the first quarter of fiscal 2004. Based upon this contribution and current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2008. Depending upon changes in asset values and interest rates, as well as any discretionary contributions made by us in the interim period, required contributions in periods subsequent to fiscal 2008 could be significant.

 In the second quarter of fiscal 2004, we entered into agreements with a small number of investors for them to purchase 4.2 million shares of our common stock at a discount of 8% from the $5.10 closing price on the date the transaction was completed. In October 2003 we issued the shares, receiving aggregate proceeds, net of fees and expenses, of approximately $18.5 million. The proceeds were used to repay debt. We have registered the shares for resale.

 Subsequent to the fiscal 2004 year-end, we finalized negotiations with the U.S. Department of Justice and Internal Revenue Service regarding certain proposed adjustments to tax returns filed prior to 1999. As a result and based on a notification from the Department of Justice, we expect to receive a cash refund of taxes previously paid, including interest thereon, of approximately $3.6 million in the first quarter of fiscal 2005.

 Our subsidiary in China has a tax holiday arrangement with the tax authorities wherein no income taxes will be owed through calendar 2004 and income taxes will be paid at 50% of the current 15% tax rate (or 7.5%) from calendar 2005 through calendar 2007.

 We are subject to certain potential environmental and legal liabilities associated primarily with the past divestiture of discontinued operations (see Note 11 of Notes to Consolidated Financial Statements).

 We do not have any off-balance sheet arrangements or variable interest entities as of June 30, 2004.

Summary of Contractual Obligations and Commitments

 The following is a summary of our future payments due under contractual obligations as of June 30, 2004 (in thousands):

Year ended June 30	Long-Term Debt	Operating Leases	Purchase Obligations	Total

2005	$211	$4,561	$46,919	$51,691
2006	1,925	2,967	–	4,892
2007	6,286	2,254	–	8,540
2008	1,830	2,244	–	4,074
2009	1,503	2,233	–	3,736
Thereafter	4,585	11,493	–	16,078

	$16,340	$25,752	$46,919	$89,011

 Purchase obligations in the table above represent the value of open purchase orders as of June 30, 2004. We believe that some of these obligations could be canceled for payment of a nominal penalty or no penalty; however, the amount of open purchase orders that could be canceled under such terms is difficult to quantify.

 The figures in the table above do not include our aggregate future minimum rentals to be received under noncancelable subleases of $12.1 million as of June 30, 2004. Also the table above does not include any amounts related to funding our pension plan (see Note 13 of Notes to Consolidated Financial Statements).

 Based upon current plans and business conditions, we believe that our existing capital resources, including global borrowing capacity under our various credit facilities and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months.

Critical Accounting Policies

 Our accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and judgments by management that affect the reported amount of assets and liabilities, revenues, expenses, and related disclosures. Such estimates are based upon historical experience and other assumptions believed to be reasonable given known circumstances. Actual results could differ from those estimates. On an ongoing basis, we evaluate and update our estimates, and we believe the following discussion addresses our policies which are most critical to understanding our financial position and results of operations, and which require our most complex judgments.

Accounts Receivable

 Accounts receivable represent receivables from customers in the ordinary course of business. We are subject to losses from uncollectible receivables in excess of our allowances. We maintain allowances for doubtful accounts for estimated losses from customers' inability to make required payments. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. If the financial conditions of any of our customers were to deteriorate and impair their ability to make payments, additional allowances may be required in future periods. We believe that all appropriate allowances have been provided.

Inventories

 Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those we project, additional provisions to increase inventory reserves may be required.

Long-Lived Assets and Goodwill

 We periodically evaluate the recoverability of our long-lived assets, including property, plant and equipment. Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

 We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances. We have elected to perform our annual impairment test in the fourth quarter of our fiscal year. We have identified our Telecom Power, Power Components and Power Systems groups as reporting units under SFAS No. 142. In assessing potential impairment, we make significant estimates and assumptions regarding the discounted future cash flows of our reporting units to determine the fair value of those reporting units.    Such estimates include, but are not limited to, projected future operating results, working capital ratios, cash flow, terminal values, market discount rates and tax rates. If circumstances cause these estimates to change in the future, or if actual circumstances vary significantly from these assumptions, this could result in additional goodwill impairment charges. We cannot predict the occurrence of future events that may adversely affect our reported goodwill balance.

Pension Benefits

 We sponsor a defined benefit plan that covers a number of current and former employees in the U.S. The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, expected rates of return on plan assets and mortality rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. Our plan assets are comprised mainly of common stock and bond funds. The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis. The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year. Changes in assumptions typically result in actuarial gains or losses that are amortized in accordance with the methods specified in FAS Statement No. 87.

 Significant differences between our assumptions and actual future investment return or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

Reserves for Contingencies

 We periodically record the estimated impact of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

 SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) the amount of the loss can be reasonably estimated.

 The accrual of a contingency involves considerable judgment and we use our internal expertise and outside experts, as necessary, to help estimate the probability that a loss has been incurred and to assist in determining the amount or range of the loss.

Income Taxes

 We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes. We also record valuation allowances against these deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes", when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future. In making this judgment, we use a "more likely than not" criteria as described in SFAS No. 109.

Risk Factors Affecting the Company's Financial Outlook

 We are subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, changes in interest rates, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes. The following list of risk factors is not all-inclusive. Other factors and unanticipated events could adversely affect our financial position or results of operations. We believe that the most significant potential risk factors that could adversely impact us, not necessarily in order of priority, are the following:

Demand for our Products

 A low level of demand for power products in the telecommunications and information technologies industries had an adverse effect on our operating results in fiscal 2003 and to a lesser extent in fiscal 2004. If demand in certain of our served markets deteriorates in subsequent periods, our operating results could be adversely affected.

Dependence on Customers

 Sales to our top five customers represented approximately 27% of our net sales in fiscal 2004. The loss of any such customers or significant decreases in any such customers' levels of purchases could have an adverse effect on our business.

Competitive Size

 We believe the power supplies industry includes more than 1,000 enterprises, according to various industry research organizations. Of these enterprises, we compete directly only with manufacturers of complex, non-commodity power products, which we estimate constitute less than 5% of the industry. However, certain of our competitors are significantly larger and have substantially greater resources than us. Further, given excess capacity and the decline in valuations of companies within the industry since 2000, the risk of consolidation in the industry could result in larger competitors than those that exist today.

 In power systems, we compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufactures and control system integrators, mining machinery drive builders, power inverter builders and telecom power systems builders. The total number of such enterprises with whom we compete directly is considered to be fewer than 100. However, certain of our competitors are significantly larger and have substantially greater resources than us, and some are global in scope, whereas we currently compete primarily in the North American market.

International Business

 Our international operations are subject to risks associated with changes in local economic and political conditions, codes and standards, currency exchange rates and restrictions, regulatory requirements and taxes.

 Since international sales currently account for approximately 55% of our revenue, currency exchange rates impact our results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit. During fiscal 2004 and fiscal 2003, we were impacted by such currency fluctuations, primarily the weakening of the U.S. dollar against the Euro. Additional weakening in the value of the dollar against other currencies, primarily the Euro, could have an adverse effect on our financial position or results of operations.

Intellectual Property

 We believe that our intellectual property in the area of digital power-electronics is equal or superior to our competitors' and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, we are highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

 Likewise, we could be adversely affected financially should we be judged to have infringed upon the intellectual property of others. We are currently defending against one such claim alleging infringement of electronic ballast patents.

Environmental Issues

 We have agreed to provide indemnification against environmental liabilities and potential liabilities associated with operations that we have divested, including certain motor, generator, lighting ballast, transformer and drive manufacturing operations. If we are required to make payments under such indemnification obligations, such payments could have a material adverse impact on our financial position or results of operations. Further, we have been indemnified against potential environmental liabilities and potential liabilities associated with operations that we have acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers such liabilities, if any, could have an adverse effect on our financial position or results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

 We are exposed to market risks in the areas of foreign exchange and interest rates. To mitigate the effect of such risks, from time to time we selectively use specific financial instruments. Hedging transactions can be entered into under Company policies and procedures and are monitored monthly. Our policy clearly prohibits the use of such financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies under Note 1 in the Notes to the Consolidated Financial Statements. At June 30, 2004, we did not have any hedging contracts.

Interest Rates

 The fair value of our debt was $16.3 million and $26.7 million at June 30, 2004 and June 30, 2003, respectively. The fair value of our debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. Prospectively, we do not consider there to be material risk due to changes in the interest rate structure of borrowing rates applicable to such debt. For our debt outstanding at June 30, 2004 and 2003, a hypothetical 10% adverse change in interest rates would not have had a material impact on our pre-tax earnings and cash flow due to relatively low variable interest rates.

Foreign Currency Exchange Rates

 We may selectively enter into foreign exchange contracts to hedge certain exposures in Europe. A portion of our products are manufactured in Europe and sold in the U.S. Many of these sales to U.S. customers are denominated in U.S. dollars. As a result, our financial results could be significantly impacted by changes in exchange rates, particularly the exchange rate between the U.S. dollar and the Euro. Our exposure on sales by our European subsidiaries consists of (1) the exposure related to a weakening U.S. dollar for U.S. dollar denominated sales, as most of our European subsidiaries' costs are in Euro; in the event of a weakening U.S. dollar, locally recorded sales in the functional currency (the Euro) are decreased, (2) the exposure related to a weakening U.S. dollar when payment of U.S. dollar receivables are received from customers, resulting in less local currency than was originally recorded at the date of sale, and (3) the exposure that upon translation of the subsidiaries' periodic financial statements, a weakening local currency would result in lower reported sales in U.S. dollars than if the local currency had been stable relative to the U.S. dollar. In the last case, operating expenses would also be translated at the lower amount and accordingly, the effect on net income would be mitigated. We had no foreign currency contracts outstanding at June 30, 2004 and 2003.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30, (Amounts in thousands, except per share data)	2004	2003	2002

Net sales	$242,834	$201,782	$188,224
Cost of sales	186,854	164,799	144,663

Gross profit	55,980	36,983	43,561
Research and development	13,746	11,145	9,770
Sales, general and administrative	46,417	40,927	31,513
Gain from termination of retiree medical plan	–	(27,771)	–
Asset impairment	–	34,019	–

Income (loss) from operations	(4,183)	(21,337)	2,278
Interest income	(1,151)	(194)	(602)
Interest expense	2,358	1,739	796
Other expense (income), net	981	4,342	(224)

Income (loss) before provision for income taxes	(6,371)	(27,224)	2,308
Provision for income taxes	5,100	7,620	900

Net income (loss)	$(11,471)	$(34,844)	$1,408

Per common share, basic and diluted:
Net income (loss)	$(0.42)	$(1.47)	$0.06
Weighted average shares outstanding – basic	27,094	23,644	22,517
Weighted average shares outstanding – diluted	27,094	23,644	22,988

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30, (Amounts in thousands)	2004	2003

Assets

Current assets:
Cash	$2,318	$1,680
Accounts receivable, less allowance for doubtful accounts of $4,398 in 2004 and $2,427 in 2003	55,822	46,745
Inventories	51,432	48,843
Deferred income taxes	3,525	6,734
Prepaid expenses and other current assets	5,502	6,174

Total current assets	118,599	110,176

Property, plant and equipment:
Land	1,261	1,185
Buildings and improvements	14,065	12,862
Machinery and equipment	107,710	97,676

Less accumulated depreciation and amortization	90,918	77,929

Net property, plant and equipment	32,118	33,794

Goodwill	63,828	63,067
Prepaid pension	57,523	58,325
Other assets	14,293	15,289

Total assets	$286,361	$280,651

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$41,181	$35,496
Accrued liabilities	11,551	13,452
Current portion of long-term debt	211	805

Total current liabilities	52,943	49,753

Long-term debt, net of current portion	16,129	25,897
Other long-term obligations	7,552	9,180
Pension benefit obligations	88,889	109,681
Deferred income taxes	8,326	6,469
Commitments and contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 100,000 shares authorized 28,492 and 23,696 shares issued and outstanding in 2004 and 2003	285	237
Additional paid-in capital	127,692	106,541
Retained earnings	69,488	80,959
Accumulated other comprehensive loss	(84,943)	(108,066)

Total stockholders' equity	112,522	79,671

Total liabilities and stockholders' equity	$286,361	$280,651

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
(Amounts in thousands)
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance, July 1, 2001	22,717	$227	$97,951	$114,395	$(28,866)	$183,707

Exercise of stock options	252	3	2,172	–	–	2,175
Share repurchase / retirement	(264)	(3)	(3,030)	–	–	(3,033)
Employee stock purchase plan	2	–	17	–	–	17
Pension plan contribution	900	9	8,892	–	–	8,901
Deferred compensation plan	96	1	883	–	–	884
Share value trust	(96)	(1)	(883)	–	–	(884)
Tax benefit for options exercised	–	–	214	–	–	214
Net income	–	–	–	1,408	–	1,408
Translation adjustments	–	–	–	–	6,394	6,394
Minimum pension liability	–	–	–	–	(56,964)	(56,964)

Comprehensive loss	–	–	–	–	–	(49,162)

Balance, June 30, 2002	23,607	$236	$106,216	$115,803	$(79,436)	$142,819

Employee stock purchase plan	24	–	75	–	–	75
Shares issued to trust	65	1	250	–	–	251
Deferred compensation plan	65	1	250	–	–	251
Share value trust	(65)	(1)	(250)	–	–	(251)
Net loss	–	–	–	(34,844)	–	(34,844)
Translation adjustments	–	–	–	–	7,087	7,087
Minimum pension liability	–	–	–	–	(35,717)	(35,717)

Comprehensive loss	–	–	–	–	–	(63,474)

Balance, June 30, 2003	23,696	$237	$106,541	$80,959	$(108,066)	$79,671

Exercise of stock options	18	–	67	–	–	67
Shares issued	4,200	42	18,480	–	–	18,522
Employee stock purchase plan	16	–	47	–	–	47
Pension plan contribution	535	6	2,386	–	–	2,392
Shares issued to trust	27	–	146	–	–	146
Deferred compensation plan	–	–	(22)	–	–	(22)
Share value trust	–	–	47	–	–	47
Net loss	–	–	–	(11,471)	–	(11,471)
Translation adjustments	–	–	–	–	2,331	2,331
Minimum pension liability	–	–	–	–	20,792	20,792

Comprehensive income	–	–	–	–	–	11,652

Balance, June 30, 2004	28,492	$285	$127,692	$69,488	$(84,943)	$112,522

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, (Amounts in thousands)	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(11,471)	$(34,844)	$1,408
Adjustments to reconcile net income (loss) to net cash used in operating actiities:
Depreciation	9,157	8,861	9,369
Amortization	604	275	17
Gain from termination of retiree medical plan	–	(27,771)	–
Goodwill and other asset impairment	–	38,698	–
Changes in operating assets and liabilities	(645)	2,431	(18,232)

Total adjustments	9,116	22,494	(8,846)

Net cash used in operating activities	(2,355)	(12,350)	(7,438)

Cash flows from investing activities:
Purchase and investment in companies, net of cash acquired	–	(4,306)	(1,691)
Proceeds from sale of businesses and other assets	1,075	–	24,264
Capital expenditures	(5,957)	(8,957)	(7,626)

Net cash provided by (used in) investing activities	(4,882)	(13,263)	14,947

Cash flows from financing activities:
Proceeds from issuance of common stock	18,760	251	2,175
Proceeds from employee stock purchase plan	47	75	17
Repurchase of common stock	–	–	(3,917)
Borrowing under (repayment of) bank and other long-term obligations	(10,362)	22,578	(6,010)
Increase in deferred financing costs	(570)	(427)	(268)

Net cash provided by (used in) financing activities	7,875	22,477	(8,003)

Net increase (decrease) in cash	638	(3,136)	(494)
Cash at the beginning of the year	1,680	4,816	5,310

Cash at the end of the year	$2,318	$1,680	$4,816

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts in the notes to consolidated financial statements are expressed in thousands unless otherwise noted, except share and per share data)

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

    Inventories

    The Company's inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead. Inventory on hand may exceed future demand either because the product is obsolete, or the amount on hand is more than can be used to meet future needs. The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

    Reserves for Contingencies

    The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies." SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

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

Goodwill

 In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company reviews the carrying value of goodwill at least annually, and more frequently if indicators of potential impairment arise, using discounted future cash flow analyses as prescribed in SFAS No. 142.

Accounting for Stock Options

 As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to use the intrinsic-value method of accounting as prescribed by Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees" in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant. Accordingly, no stock-based employee compensation cost is reflected in reported results of operations for all periods presented.

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

 The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

(Thousands except per share amounts)	2004	2003	2002

Net income (loss) – as reported	$(11,471)	$(34,844)	$1,408
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects in 2003 and 2002	(4,700)	(2,378)	(4,663)

Pro forma net loss	$(16,171)	$(37,222)	$(3,255)

Income (loss) per share as reported:
Basic and diluted	$(0.42)	$(1.47)	$0.06

Pro forma loss per share:
Basic and diluted	$(0.60)	$(1.58)	$(0.14)

 The fair value of the Company's stock-based awards to employees was estimated assuming no dividends, using the following assumptions:

	Options
	2004	2003	2002

Expected life (years)	6.1	6.1	6.1
Expected stock price volatility	65.8%	48.3%	46.4%
Risk-free interest rate	3.5%	3.6%	4.8%

 In fiscal year 2004, a total of 1,836,000 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $4.58 and the average fair value of the options was $2.83. In fiscal year 2003, a total of 1,558,400 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $6.02 and the average fair value of the options was $2.86. In fiscal year 2002, a total of 1,645,569 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $10.60 and the average fair value of the options was $5.46.

Recent Accounting Pronouncements

 In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities (VIE)", which was originally effective on July 1, 2003. FIN 46 requires that if a company holds a controlling financial interest in a VIE, the assets, liabilities and results of the VIE's activities should be consolidated in the entity's financial statements. In December 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to March 31, 2004 for interests held by public companies in variable interest entities or potential variable interest entities created before February 1, 2003. We have completed our evaluation of the provisions of FIN 46 and do not have any significant interests in variable interest entities. Accordingly, the adoption of FIN 46 did not have a material impact on our results of operations or our financial position.

Research and Development

 Research and development costs are charged to expense as incurred and aggregated $13,746, $11,145, and $9,770 for the years ended June 30, 2004, 2003, and 2002, respectively.

Advertising

 Advertising costs are charged to expense as incurred and aggregated $375, $847, and $594 for the years ended June 30, 2004, 2003, and 2002, respectively.

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

Derivative Financial Instruments

 The Company periodically uses derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed. The Company had no derivative financial instruments at June 30, 2004 and 2003.

Deferred Financing Costs

 Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $513, $275 and

$17 for the years ended June 30, 2004, 2003 and 2002, respectively. These expenses are included in interest expense in the consolidated statements of operations.

Earnings Per Share

 In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Reclassification

 Certain prior year amounts were reclassified to conform to the current year presentation.

Fiscal Year

 The Company uses a fifty-two, fifty-three week fiscal year ending on the Sunday nearest June 30. For consistency of presentation, all periods are presented as if the year ended on June 30. Fiscal years 2004, 2003 and 2002 contained 52 weeks.

2. Acquisitions/Divestitures

 During the fourth quarter of the fiscal year ended June 30, 2003, the Company committed to a plan to divest its telecom service business. Management determined that the assets and liabilities to be sold constituted a disposal group under SFAS No. 144 and that all of the "assets held for sale" criteria outlined in SFAS No. 144 were met as of the end of June 2003. As of June 30, 2003, the net book value of the disposal group was $2.1 million, comprised of $2.7 million in assets and $0.6 million in liabilities. The expected proceeds from the sale were $1.2 million, and as a result, an estimated loss on the sale of $0.9 million plus an additional amount of $0.1 million in closing costs, were recorded in fiscal year 2003 within other expense in the consolidated statement of operations. The assets held for sale were reflected in the consolidated balance sheet as of June 30, 2003 in prepaid expenses in an amount of $1.8 million, representing the net of the $2.7 million in assets and the estimated loss of $0.9 million. The liabilities held for sale of $0.6 million and the estimated closing costs of $0.1 million were classified as other accrued liabilities in the consolidated balance sheets as of June 30, 2003. On August 14, 2003, the Company finalized the sale of the business for approximately $1.1 million in cash. The business was part of the Company's power systems business and engaged in the installation, maintenance and repair of telecom equipment. Proceeds from the sale were used for debt repayment.

 On December 30, 2002, the Company purchased all of the outstanding shares of MXT Holdings, Inc. for approximately $4.3 million in cash. MXT Holdings, Inc, is a holding company whose wholly-owned subsidiary, Maxtec International Corp. is engaged in the development, manufacture and sale of wireless remote controls and anti-collision systems for overhead cranes, hoists, monorail systems, conveyors, locomotives, and other material handling applications under the name Telemotive Industrial Controls ("Telemotive"). Acquisition costs in excess of net assets acquired, approximately $2.2 million, were recorded as goodwill. The acquisition was financed from the Company's revolving credit facility.

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

 All of the above acquisitions were accounted for under the purchase method of accounting and accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values. Operating results were included, or excluded, for all of the acquisitions, or divestitures in the Company's consolidated results effective as of the acquisition or divestiture dates. Pro forma information has not been presented, as results would not differ materially from reported results.

3. Goodwill

 In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized but rather reviewed for impairment annually, or more frequently if certain indicators arise. The Company's annual impairment test for fiscal 2004, which consists primarily of discounted cash flow analyses, indicated no impairment at April, 2004, the Company's annual testing date. Assumptions used in the analyses are based on projected results that the Company considers reasonable and appropriate in light of historical performance and anticipated future conditions.

 In the first quarter of fiscal year 2003, as a result of the decline in the Company's market capitalization, the decline in the telecommunications market at that time, and anticipated reduced demand of telecom power systems in the future, the Company determined that there were indicators of impairment in the carrying value of goodwill related to its telecom power systems business. Accordingly, during the second quarter of fiscal 2003, the Company performed an interim test of goodwill impairment in accordance with SFAS No. 142. Upon completing the interim impairment tests, the Company recorded a goodwill impairment charge of $33,442 related to the telecom business. This charge reduced the carrying value of goodwill to zero for the telecom power systems reporting unit.

 The changes in the carrying value of goodwill by reporting unit for the years ended June 30, 2004 and 2003 are as follows:

	Telecom Systems	Power Components	Power Systems	Total

Balance at June 30, 2002	$36,301	$33,509	$25,723	$95,533
Purchase price adjustments and reclassifications	(2,859)	–	2,246	(613)
Currency translation	–	1,549	40	1,589
Impairment charge	(33,442)	–	–	(33,442)

Balance at June 30, 2003	$–	$35,058	$28,009	$63,067
Purchase price adjustments and reclassifications	–	–	29	29
Currency translation	–	729	3	732

Balance at June 30, 2004	$–	$35,787	$28,041	$63,828

4. Inventories

 Inventories at June 30, consist of the following:

	2004	2003

Raw materials	$29,237	$26,994
Work-in-process	13,498	15,217
Finished goods	8,697	6,632

	$51,432	$48,843

5. Long-Term Debt and Bank Borrowing Arrangements

 Long-term debt at June 30, consists of the following:

	2004	2003

Revolving bank loans	$10,560	$21,384
Miscellaneous installment notes, capital leases and other obligations at rates ranging from 2.0 to 4.1%, due through 2009	5,780	5,318

	16,340	26,702
Less current portion	211	805

	$16,129	$25,897

Bank Borrowing Arrangements

 At June 30, 2004, the Company had an asset based credit agreement ("Credit Agreement") for North American operations which expires in July 2006. The aggregate lending commitment under the Credit Agreement is $19,000 with available borrowings determined by a borrowing base formula as defined in the agreement, based primarily on the levels of domestic accounts receivable and inventory. The facility also supports the issuance of letters of credit. At June 30, 2004, the Company had $15,000 of available borrowing capacity, with $4,295 of borrowings outstanding, under the facility.

 Borrowings under the Credit Agreement are secured by substantially all of the Company's North American assets and bear interest at the bank's prime lending rate plus one percent (5.0% at June 30, 2004) or, at the Company's option, the London Interbank Offering Rate (LIBOR) plus three and one-quarter percent (4.35% at June 30, 2004). These rates may be reduced or increased annually based on the level of a defined fixed charge coverage ratio. The Company is required to pay a commitment fee of 0.5 percent on the unused available commitment.

 The Credit Agreement contains certain provisions and covenants which, among other things, prohibit the payment of cash dividends and repurchases of common stock, limit the amount of future indebtedness and capital expenditures and require the Company to maintain specified levels of earnings before interest, taxes, depreciation and amortization (EBITDA) and fixed charge coverage. The Company was in violation of certain covenants as of June 30, 2004; however, subsequent to year-end, the Company obtained waivers to remedy the violations.

 The Company's European subsidiary has revolving credit arrangements with various banks primarily to finance working capital needs. Available borrowings under these arrangements aggregate approximately Euro 20,000 depending in part upon levels of accounts receivable. In addition, the Company's European subsidiary has an agreement with a European bank to provide borrowings secured by the subsidiary's land and building over a ten-year period. The initial commitment to lend under this agreement is Euro 7,000, with the commitment amount reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013. Borrowings outstanding under these arrangements were $6,265 at June 30, 2004 and bore interest at various rates, generally tied to LIBOR or European Interbank Offering Rate (EURIBOR), ranging from 3.0% to 8.25% at June 30, 2004. In addition, the Company's European subsidiary has certain long-term notes and capital leases payable through fiscal year 2010. Amounts outstanding at June 30, 2004, were $5,780 and bore interest at various rates ranging from 2.0% to 4.1%.

 Aggregate principal maturities on long-term debt outstanding at June 30, 2004 are as follows:

Year ended June 30

2005	$211
2006	1,925
2007	6,286
2008	1,830
2009	1,503
Thereafter	4,585

$16,340

6. Earnings (Loss) Per Share

 The following table sets forth the computation of basic and diluted earnings (loss) per share.

	2004	2003	2002

Basic earnings (loss) per share:
Net income (loss)	$(11,471)	$(34,844)	$1,408
Weighted average shares for basic earnings per share	27,094	23,644	22,517

Basic earnings (loss) per share	$(0.42)	$(1.47)	$0.06

Diluted earnings (loss) per share:
Net income (loss)	$(11,471)	$(34,844)	$1,408
Weighted average shares for diluted earnings per share	27,094	23,644	22,517
Effect of dilutive stock options	–	–	471

Weighted average shares for diluted earnings per share	27,094	23,644	22,988

Diluted earnings (loss) per share:	$(0.42)	$(1.47)	$0.06

 Shares issuable under stock option agreements have been excluded from the computation of diluted earnings per share for fiscal years 2004 and 2003 because the effect would be anti-dilutive.

7. Fair Values of Financial Instruments

 The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values based on the short-term nature of these instruments, fair market valuation of annuity contracts, and the variable rates on the Company's borrowings.

8. Asset Impairment Charges

 In the second quarter of fiscal 2003, the Company recorded asset impairment charges related to its telecom business aggregating $38,698. The charges consisted of $33,442 for goodwill; $4,679 for inventory; and $577 for fixed assets. The inventory charge is included in cost of sales and the remaining charges are included in asset impairment in the accompanying consolidated statements of operations.

9. Restructuring Costs

 During fiscal 2004, the Company began a series of restructuring activities that impact both its domestic and foreign operations. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" requires that liabilities for costs associated with exit or disposal activities initiated after December 31, 2002, be recognized when the liability is incurred, with the exception of termination of certain leases and contracts.

 During the second quarter of fiscal 2004, the Company began a workforce reduction of approximately 200 positions in Europe and the relocation of those positions to lower cost facilities in Eastern Europe and China. The total cost of these restructuring activities is estimated at $1,600, related to employee severance and lease termination costs. The Company expects to complete these activities by the end of calendar 2004. Costs incurred to date are $1,277 for fiscal 2004, and are included in selling, general and administrative expense in the accompanying consolidated statements of operations.

 In the fourth quarter of fiscal 2004, the Company began the consolidation of its Glendale Heights, IL operation into its Menomonee Falls, WI facility. The total cost of the consolidation activities is estimated at $1,100, related to employee severance, relocation and lease termination costs. The Company expects to complete these restructuring activities by the end of calendar 2004. Costs incurred to date are $359 for fiscal 2004, and are included in selling, general and administrative expense in the accompanying consolidated statements of operations.

10. Income Taxes

 The components of provision for income taxes are as follows:

Year ended June 30	2004	2003	2002

Current:
Federal	$(1,363)	$–	$(89)
State	438	319	472
Foreign	959	326	4,121
Deferred:
Federal	4,480	6,727	(816)
State and Foreign	586	248	(2,788)

	$5,100	$7,620	$900

 A reconciliation of the Company's effective tax rate to the statutory Federal tax rate for income (loss) is as follows:

	2004		2003		2002

Year ended June 30	Amount	%	Amount	%	Amount	%

Provision (benefit) computed at the statutory rate	$(2,230)	35.0	$(9,528)	35.0	$808	35.0
State income taxes, net of federal benefit	284	(4.5)	207	(0.8)	289	12.5
Foreign taxes	1,046	(16.4)	63	(0.2)	145	6.3
Settlement of tax contingencies	(1,635)	25.7	–	–	–	–
Nondeductible goodwill impairment	–	–	11,705	(43.0)	–	–
Benefit due to federal tax law change	–	–	–	–	(1,154)	(50.0)
Losses not benefited and change in valuation allowance	7,271	(114.1)	5,109	(18.8)	794	34.4
Other – net	364	(5.7)	64	(0.2)	18	0.8

	$5,100	(80.0)	$7,620	(28.0)	$900	39.0

 Income (loss) before provision for income taxes of the Company's foreign subsidiaries was approximately $1,708, $(24) and $3,655 for the years ended June 30, 2004, 2003 and 2002, respectively.

 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 2004 and 2003 are as follows:

Year ended June 30	2004	2003

Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$(8,326)	$(6,469)

Total deferred tax liabilities	(8,326)	(6,469)

Deferred tax assets:
Inventory and other reserves	4,046	7,089
Net operating loss carryforward	46,780	49,232

Total gross deferred tax assets	50,826	56,321

Less: valuation allowance	(47,301)	(49,587)

Net deferred tax asset / (liability)	$(4,801)	$265

 Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets. The net deferred tax liability position consists of $4,801 of foreign deferred tax liability and a domestic net deferred position of zero.

 The Company finalized negotiations with the U.S. Department of Justice and Internal Revenue Service regarding certain proposed adjustments to tax returns filed prior to 1999. The Company has a corresponding tax refund receivable of $3,603, included in other current assets in the consolidated balance sheets as of June 30, 2004 and reduced its net operating loss carryforwards and accompanying valuation allowance by $8,681 in accordance with the terms of the settlement. The tax refund receivable includes $1,022 of interest income in the consolidated statements of operations in fiscal year 2004.

 The Company's subsidiary in China has a tax holiday arrangement with the tax authorities wherein no income taxes will be owed through calendar 2004 and income taxes will be paid at 50% of the current 15% tax rate (or 7.5%) from calendar 2005 through calendar 2007.

 The Company has a net operating loss carry forward for tax purposes of $134,000 and $141,000 as of June 30, 2004 and 2003, respectively, expiring between fiscal years 2013 and 2024.

11. Commitments and Contingencies

Leases

 The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases and future minimum rentals to be received under noncancelable subleases as of June 30, 2004 are as follows:

Year ended June 30	Minimum Lease Payments	Minimum Sublease Rentals	Net Lease Payments

2005	$4,561	$1,871	$2,690
2006	2,967	1,909	1,058
2007	2,254	1,947	307
2008	2,244	1,986	258
2009	2,233	2,025	208
Thereafter	11,493	2,411	9,082

	$25,752	$12,149	$13,603

 For the years ended June 30, 2004, 2003 and 2002, rent expense was $5,149, $6,994 and $7,325 respectively, while sublease rental income was $2,192, $3,058 and $2,878 respectively.

Litigation – Product Liability

 The Company is a party to a number of product liability lawsuits, most of which are associated with discontinued business operations that have been sold. As part of the sales transactions, the Company agreed for a limited time to defend and indemnify the purchasers of the discontinued business operations against certain product liability claims. The last remaining indemnification obligation terminated on December 14, 2003. The Company is, however, obligated to continue to defend and indemnify valid claims made before that date. The Company has also been named as a party in two product liability lawsuits related to the Telemotive business acquired in December 2002. The Company believes that liability for one of the lawsuits remains with the selling shareholders and is covered by their insurance and the defense of that claim has been tendered. All of the pending product liability cases are being aggressively defended by the Company, and management believes that its insurers will bear all liability, if any, that exceeds applicable deductibles, and that none of these proceedings individually or in the aggregate will have a material adverse effect on the Company's results of operations or financial position.

 The Company has been named, along with numerous other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company's ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. While the outcome of these cases cannot be predicted with certainty, the Company is aggressively seeking dismissal from the proceedings and does not believe the proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation – Patent Infringement

 In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In June 2001, the Company sold its lighting business to Universal Lighting Technologies, Inc. ("ULT"), and agreed to provide a limited indemnification against certain claims of infringement that Nilssen might allege against ULT. In April 2003, Nilssen's lawsuit and the counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. The Company will assert what it believes are strong defenses at arbitration; however, an unfavorable decision could have a material adverse effect on the Company's financial position and results of operations.

 In February 2003, Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and has filed a response on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the products do not infringe Nilssen's patents and that the patents are invalid. The Company will aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company's financial position and results of operations.

Environmental Matters – General

 From time to time, the Company discovered the existence of hazardous substances at certain facilities associated with previously owned businesses and responded as necessary to bring the facilities into compliance with applicable laws and regulations. Upon sale of the businesses, the Company agreed, in some cases, to indemnify the buyers against environmental claims associated with the divested operations, subject to various conditions and limitations. Remediation activities, including those related to the Company's indemnification obligations, did not involve material expenditures during fiscal years 2004, 2003 and 2002.

 The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2004, 2003 and 2002. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

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

Effect of Fruit of the Loom Bankruptcy (Bridgeport, Connecticut)

 In 1986, the Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport facility (sold in connection with the sale of the transformer business in June 2001) and defense and indemnification against liability for potential response costs related to offsite disposal locations. FOL, the successor to Universal's indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax credits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL's obligation to the state of Connecticut was not discharged in the reorganization proceeding. FOL's inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company's financial position or results of operations.

Letters of Credit

 The Company had approximately $1,381 of outstanding letters of credit as of June 30, 2004. The Company is permitted to issue up to $10,000 of letters of credit under its Credit Agreement.

12. Stock Option Agreements

 The Company has three stock option plans (the "Plans"), two of which provide for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, unrestricted stock, restricted stock rights and performance units, and one of the Plans also provides for the issuance of incentive bonuses and incentive stock. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 4,000,000. Options granted under these Plans vest in equal annual installments of two, three, or four years.

 A summary of certain information with respect to options under the Plans follows:

Year ended June 30	2004	2003	2002

Options outstanding, beginning of year	6,517,361	5,812,845	4,983,265
Options granted	1,836,000	1,558,400	1,645,569
Options exercised	(17,667)	–	(252,041)
Weighted average exercise price	$3.83	$–	$8.63
Options cancelled	(386,431)	(853,884)	(563,948)

Options outstanding, end of year	7,949,263	6,517,361	5,812,845
Weighted average price	$8.92	$10.27	$11.27

Exercisable options	4,906,479	4,288,653	3,449,229

 The following table provides information regarding exercisable and outstanding options as of June 30, 2004.

	Exercisable		Outstanding

Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)

Under $10.00	2,593,016	$8.17	5,255,966	$6.51	7.37
$10.00 – $12.50	951,328	10.88	1,231,162	10.87	6.28
$12.51 – $15.00	339,778	13.25	439,778	13.19	3.02
Over $15.00	1,022,357	17.11	1,022,357	17.11	3.46

Total	4,906,479	$10.91	7,949,263	$8.92	6.46

13. Employee Benefit Plans

 The company maintains a defined benefit retirement plan (the Plan) for the benefit of eligible employees, former employees and retirees in the U.S. Effective June 30, 2003, the Plan was frozen and no future compensation credits will be accrued to participants' individual accounts. Participant accounts will continue to be credited with interest. The Company funds the Plan in accordance with applicable employee benefit and tax laws. The Company elected to contribute 535,000 shares of its common stock valued at $2,392 during fiscal 2004. Based upon this contribution and current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2008 although the Company may elect to make contributions prior to that time.

 Effective September 30, 2002, the Company terminated its retiree medical and life insurance programs (designated as "Other Benefits" in the tables below), resulting in a pretax gain of $27,771 in fiscal year 2003.

 Benefit obligations at year-end, fair value of plan assets and prepaid benefit costs for the years ended June 30, 2004 and 2003 were as follows:

	Pension Benefits		Other Benefits

	2004	2003	2004	2003

Change in Benefit Obligation:
Benefit obligation at beginning of year	$171,707	$150,961	$–	$13,720
Service cost	–	669	–	1
Interest cost	10,250	10,877	–	233
Plan participants' contributions	–	10	–	270
Termination	–	–	–	(13,174)
Actuarial (gain) loss	(4,212)	19,697	–	(203)
Curtailment loss	–	(610)	–	–
Benefits paid	(11,249)	(9,897)	–	(847)

Benefit obligation at end of year	$166,496	$171,707	$–	$–
Change in Plan Assets:
Fair value of plan assets at beginning of year	$120,351	$135,913	$–	$–
Actual return on plan assets	23,637	(5,695)	–	–
Employer contributions	2,391	20	–	577
Plan participants' contributions	–	10	–	270
Benefits paid	(11,249)	(9,897)	–	(847)

Fair value of plan assets at end of year	$135,130	$120,351	$–	$–
Funded Status	$(31,366)	$(51,356)	$–	$–
Unrecognized net actuarial loss	88,889	109,681	–	–

Prepaid benefit cost	$57,523	$58,325	$–	$–
Amounts Recognized in Consolidated Balance Sheets:
Prepaid benefit cost	$57,523	$58,325	$–	$–
Accrued benefit liability	(88,889)	(109,681)	–	–
Accumulated other comprehensive income	88,889	109,681	–	–

Net amount recognized	$57,523	$58,325	$–	$–

 Pension plan assets include 1,801,900 shares of Company common stock valued at $15,028 as of June 30, 2004 and 1,266,900 shares valued at $3,218 as of June 30, 2003.

 Under SFAS No. 87, "Employers' Accounting for Pensions," when the accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets, a minimum liability (net of related income tax benefit) must be established on the balance sheet with a corresponding amount in other comprehensive income (loss) in stockholders' equity. The minimum pension liability must also include any prepaid pension asset balance (the amount by which contributions to a plan have exceeded expense recorded under SFAS No. 87) as of the measurement date. Pursuant to SFAS No. 87, the Company's minimum pension liability was $88,889 and $109,681 at June 30, 2004 and 2003, respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in "Accumulated Other Comprehensive Loss" on the Company's consolidated balance sheets as of June 30, 2004 and 2003.

 Weighted average assumptions used to determine benefit cost and benefit obligation for the Plan were as follows:

	2004	2003

Discount rate	6.375%	6.125%
Expected return on plan assets	9.00%	9.50%
Rate of compensation increase	N/A	4.50%
Measurement date for pension benefit obligations	June 30, 2004	June 30, 2003

 The rate of increase in future compensation levels was not applicable for fiscal 2004 due the freezing of the Plan in 2003. The Company determines the expected return on plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid. This estimate considers the targeted allocation of plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions. Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments. Expected future benefit payments under the Plan for fiscal years ending June 30 are as follows: $9,588 in 2005; $9,722 in 2006; $9,185 in 2007; $10,197 in 2008; $9,560 in 2009; and $56,602 in 2010 through 2014.

 The allocation of Plan assets by investment type as of June 30, 2004 and 2003 is as follows:

Asset Category	2004	2003

Equity securities	67%	68%
Fixed income securities	33%	32%
Total	100%	100%

 Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended June 30, 2004, 2003 and 2002 were as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

Components of Net Periodic Benefit Cost (Income):
Service cost	$–	$669	$674	$–	$1	$2
Interest cost	10,250	10,877	10,965	–	233	952
Expected return on plan assets	(10,596)	(12,500)	(13,587)	–	–	–
Amortization of transition amount	–	–	(263)	–	–	–
Amortization of prior service costs	–	51	53	–	(156)	(624)
Recognized net acturial (gain) loss	3,539	2,235	1,212	–	(535)	(2,388)

Net periodic benefit cost (income)	$3,193	$1,332	$(946)	$–	$(457)	$(2,058)
Curtailment / settlement loss	–	349	–	–	–	–

Net benefit cost (income)	$3,193	$1,681	$(946)	$–	$(457)	$(2,058)

 The curtailment/settlement loss in 2003 resulted from the freezing of benefit accruals under the Plan.

 Based on the increase in the fair value of plan assets during fiscal 2004 and resulting increase in expected return on plan assets, the Company expects net benefit cost in fiscal 2005 to be $1,500 to $2,000 lower than net benefit cost in fiscal 2004.

 In addition to the defined benefit retirement plans, the Company maintains to a defined contribution (401k) savings plan for eligible employees. Contributions made by the Company from July 1, 2003 to June 30, 2004 were $473. Contributions made by the Company from July 1, 2002 to June 30, 2003 were $435. In December of 2001, the Company changed its third party administrator for its defined contribution plan and modified the plan year to end on December 31, from the previous March 31 ending date. Contributions made by the Company from April 1, 2001 through June 30, 2002, totaled $573.

14. Related Party Transactions

 The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company through December 2005 at an annual fee plus out of pocket expenses. The Company's chairman is also the chairman, president and sole shareholder of Spectrum. Services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $588, $795 and $764 for the years ended June 30, 2004, 2003 and 2002, respectively.

 The Company leases two buildings owned by a former executive's wife. This executive was in charge of one of the Company's divisions until January 2003, when his employment with Magnetek was terminated. The Company paid $314 in lease payments for the buildings during fiscal year 2003.

15. Accrued Liabilities

 Accrued liabilities consisted of the following at June 30:

	2004	2003

Salaries, wages and related items	$3,980	$3,572
Insurance	866	2,941
Warranty	254	503
Income taxes	309	31
Other	6,142	6,405

	$11,551	$13,452

 The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years. Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience.

 Changes in the warranty reserve for fiscal 2004 and 2003 were as follows:

	2004	2003

Balance at beginning of year	$503	$368
Additions charged to earnings	255	208
Use of reserve for warranty obligations	(217)	(283)
Decrease to pre-existing warranties	(287)	–
Other – acquisition of Telemotive	–	210

Balance at end of year	$254	$503

16. Supplemental Cash Flow Information

 Changes in operating assets and liabilities were as follows:

Year ended June 30	2004	2003	2002

(Increase) decrease in accounts receivable	$(9,153)	$(3,637)	$11,079
(Increase) decrease in inventories	(2,666)	(7,220)	5,240
(Increase) decrease in prepaids and other current assets	(390)	(940)	2,370
(Increase) decrease in other operating assets	4,342	4,338	(4,749)
Increase (decrease) in accounts payable	5,685	9,345	(9,595)
Decrease in accrued liabilities	(1,707)	(6,640)	(15,193)
Increase (decrease) in deferred income taxes	5,066	6,083	(5,309)
Increase (decrease) in other operating liabilities	(1,822)	1,102	(2,075)

	$(645)	$2,431	$(18,232)

Cash paid for interest and income taxes:
Interest	$1,503	$1,022	$661
Income taxes	$950	$3,903	$5,168

 The Company also contributed 535,000 shares of its common stock valued at $2,392 (non-cash) to its defined benefit pension plan during fiscal 2004.

17. Accumulated Other Comprehensive Loss

 Accumulated other comprehensive loss consisted of the following at June 30:

	2004	2003

Minimum pension liability	$(71,889)	$(92,681)
Foreign curreny translation adjustments	(13,054)	(15,385)

	$(84,943)	$(108,066)

 The accumulated other comprehensive loss related to the minimum pension liability is net of tax benefits of $17,000.

18. Business Segment and Geographic Information

 The Company currently operates within a single business segment, Digital Power Products. Within the segment there exists two product categories, components and systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. To reduce the concentration of credit risk, management has from time to time factored accounts receivable. The Company has a single customer whose purchases represented 11% of the Company's total revenue in fiscal years 2004 and 2003.

 During the year ended June 30, 2004, sales of components were $162,427 and sales of systems were $80,407. During the year ended June 30, 2003, sales of components were $117,138 and sales of systems were $84,644. During the year ended June 30, 2002, sales of components were $96,509 and sales of systems were $91,715.

 Information with respect to the Company's foreign subsidiaries, located in Italy, China and Hungary, is as follows:

For the year ended June 30	2004	2003	2002

Sales	$125,853	$87,388	$57,535
Income from operations	2,630	642	2,112
Identifiable assets	119,260	116,103	83,085
Capital expenditures	4,941	7,264	4,694
Depreciation and amortization	7,115	6,352	7,152

 Income from operations for foreign subsidiaries includes an allocation of $1,020 of corporate costs incurred in the United States in the fiscal year ended June 30, 2004. Sales by foreign subsidiaries include only sales of products to customers outside of the U.S.

 Export sales from the United States were $7,095, $8,889 and $6,948 in 2004, 2003 and 2002, respectively.

19. Quarterly Results (unaudited)

2004 quarter ended	Sept 30	Dec 31	Mar 31	Jun 30

Net sales	$50,435	$58,091	$64,815	$69,493
Gross profit	10,346	12,903	15,585	17,146
Income (loss) from operations	(2,967)	(3,637)	677	1,744
Provision for income taxes	–	–	–	5,100
Net income (loss)	$(3,639)	$(4,048)	$153	$(3,937)
Per common share:
Basic and diluted:
Net income (loss)	$(0.15)	$(0.15)	$0.01	$(0.14)

 The quarter ended June 30 fiscal year 2004 includes $1,022 of interest income related to a tax refund settlement and a $693 charge for write-down of investments.

2003 quarter ended	Sept 30	Dec 31	Mar 31	Jun 30

Net sales	$42,826	$51,268	$53,223	$54,465
Gross profit	9,784	6,242	10,330	10,627
Income (loss) from operations	25,578	(40,673)	(2,829)	(3,413)
Provision (benefit) for income taxes	9,649	(721)	(1,308)	–
Net income (loss)	$15,743	$(40,185)	$(5,410)	$(4,992)
Per common share:
Basic and diluted:
Net income (loss)	$0.67	$(1.71)	$(0.23)	$(0.21)

 The quarter ended September 30 fiscal year 2003 includes a $27,771 ($17,218 after-tax) gain from termination of the Company's retiree medical plan.

 The quarter ended December 31 fiscal year 2003 includes after-tax inventory write-down charges of $4,679 and goodwill and other asset impairment charges of $34,019. All of these charges related to the Company's telecom business.

 The quarter ended March 31 fiscal year 2003 includes a $3,275 after tax charge for settlement of litigation.

 The quarter ended June 30 fiscal year 2003 includes a $997 after tax loss on the sale of the Company's telecom service business, completed in the first quarter of fiscal year 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 The Board of Directors and Stockholders
Magnetek, Inc.

 We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 30, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

                      Ernst & Young LLP

 Woodland Hills, California

August 18, 2004

Board of Directors
Andrew G. Galef	Chairman of the Board, President & Chief Executive Officer
Thomas G. Boren	Retired Executive Vice President, PG&E Corporation
Dewain K. Cross	Retired Senior Vice President, Finance, Cooper Industries, Inc.
Yon Y. Jorden	Former Executive Vice President & Chief Financial Officer, Advance PCS
Paul J. Kofmehl	Retired Vice President & Group Executive, IBM.
Mitchell I. Quain	Principal at Charter House Group International, Inc.
Robert E. Wycoff	Retired President, Atlantic Richfield Company
Corporate Officers
Andrew G. Galef	Chairman of the Board, President & Chief Executive Officer
Antonio Canova	Executive Vice President
Alexander Levran, Ph.D.	Executive Vice President, Technology
Peter M. McCormick	Executive Vice President
David P. Reiland	Executive Vice President & Chief Financial Officer
Tina D. McKnight	Vice President, General Counsel & Secretary
Marty J. Schwenner	Vice President & Controller

 Stockholder Information

 10-K Report

 Magnetek's Annual Report on Form 10-K for the fiscal year ended June 30, 2004, including the Company's financial statements and related schedules for the fiscal year ended June 30, 2004, is included herein beginning on page 35. Exhibits to Magnetek's Form 10-K have been filed with the Securities and Exchange Commission. Most of these exhibits are available for viewing through the SEC's Edgar website at http://www.sec.gov/cgi-bin/browse-edgar?action-getcurrent. Other exhibits are available upon request to Magnetek, subject to payment of a reasonable fee to cover the Company's cost of furnishing such exhibits. To request an exhibit from the Company, please contact:

 Investor Relations Department

 Magnetek, Inc.
10900 Wilshire Boulevard
Suite 850
Los Angeles, CA 90024
Telephone: 1-310-689-1610
Web Site Address: http://www.magnetek.com

 Annual Stockholders' Meeting

 Magnetek's fiscal 2004 stockholders' meeting will be held on Wednesday, October 27th at 10:00 a.m. Pacific time at 10900 Wilshire Boulevard, Los Angeles, CA 90024.

 Stockholders' Information

 The following table sets forth the high and low sales prices of the Company's Common Stock on the New York Stock Exchange during each quarter of fiscal 2004.

Quarter Ending	High	Low
September 30, 2003	$5.28	$2.52
December 31, 2003	6.95	4.95
March 31, 2004	7.70	5.51
June 30, 2004	8.55	6.35

 Magnetek's Common Stock is listed on the New York Stock Exchange under the ticker symbol "MAG". As of September 3, 2004 there were 225 holders of record of the Company's Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is The Bank of New York. Telephone Inquiries: 1-800-524-4458.

QuickLinks

SELECTED FINANCIAL DATA
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM