Form 10-K, Exhibit 13
period 2005-07-03
MAGNETEK INC
filed 2005-09-30
CIK 751085

Exhibit 13.1

MAGNETEK
UNCOMMON POWER

Fiscal 2005 Annual Report

Transportation

Digital motion control systems for elevators; auxiliary power units and micro-turbine power pods for railroad and subway cars.

Information Technology

Digital power converters for computers, internet search engines, office automation and medical imaging equipment.

Industrial Automation

Digital motion control systems for factory overhead cranes and hoists, locomotives, movable bridges and marine terminals.

Telecommunications

Digital power converters, rectifiers, inverters and controllers for telecom switchers, routers, energy stations and Dc power systems.

New Energy Markets

Digital power conditioners and interfaces for alternative energy sources; electric utility grid monitoring and control systems.

Consumer Products

Digital "smart" power modules for home appliances, power tools, audio-visual equipment and personal mobility products.

Digital City

Uncommon Power

Front Cover: Magnetek’s Role in the Booming Digital Economy

As the prototypical “Digital City” on the front cover of this report illustrates, the new and evolving communities of the 21st Century will become increasingly electronic – and therefore will be increasingly dependent on digital power. Digital (or digitized) power is a necessity for faster data processing, greater data storage capacity, cleaner energy generation, higher levels of automation, better communications, safer transportation, and “smarter” consumer products. And those are Magnetek’s sweet spots: “smart” power supplies and systems for applications ranging from the utility grid to the internet.

Magnetek was founded in July of 1984 and went public in July of 1989 (NYSE: MAG). The Company had revenue of $242 million fiscal 2005, ranking as one of the world’s largest manufacturers of digital power converters, inverters, rectifiers, regulators, monitors and controls. Magnetek also builds power-control systems based on these power-electronic products, and is a leading provider of power conditioners and utility grid interfaces for fuel cells, solar arrays, wind generators and other renewable energy sources.

Magnetek’s growth strategy is characterized by market diversity and thus is tied to the growth of the digital economy as a whole. The Company is international in both reach and presence, with ISO-compliant research and manufacturing facilities in North America, Europe and Asia, employing some 1,500 people worldwide.

For more information about Magnetek, its people, products and prospects, visit the Company’s website at: http://www.magnetek.com.

Chairman/CEO Letter	1
Management’s Discussion and Analysis	5
Consolidated Financial Statements	17
Notes to Consolidated Financial Statements	21
Annual Report on Form 10K	41
Stockholder Information	Inside Back Cover

Caution Regarding Forward-Looking Statements.   This Annual Report and Form 10-K, including documents incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words ‘‘believe’’, ‘‘expect’’, ‘‘estimate’’, ‘‘anticipate’’, ‘‘intend’’, ‘‘may’’, ‘‘might’’, ‘‘will’’, ‘‘would’’, ‘‘could’’, ‘‘project’’ and ‘‘predict’’, or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in the Chairman/CEO’s Letter, the section of this Annual Report entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’, and the section of the Form 10-K entitled ‘‘Description of Business’’ include, but are not limited to, statements regarding projections of revenues, income or loss, capital expenditures, plans for future operations, products or services, legal issues and financing needs or expectations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in electronics, telecommunications, information technology, transportation, consumer products, industrial equipment and energy markets, international sales and operations, dependence on major customers, increased materials costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company’s ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading ‘‘Risk Factors Affecting the Company’s Financial Outlook’’. Forward-looking statements contained in this Annual Report and Form 10-K speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Dear Fellow Shareholder:

Entering fiscal 2005, Magnetek and many other companies in the digital power business were benefiting from a year-long recovery in telecom and information technology (IT) markets. Unfortunately, that recovery stalled during our fiscal second quarter. As a result, revenues of Magnetek’s continuing operations declined in the second and third quarters, and we did not achieve the double-digit growth that we expected at this time last year. Revenue from continuing operations totaled $242.4 million in fiscal 2005, representing 5% growth from $230.3 million in fiscal 2004.

While fiscal 2005 revenues did not grow as much as anticipated, profit margins improved about as expected. Gross profit from continuing operations totaled $60.0 million (24.8% of sales) in fiscal 2005, up 10% from $54.3 million (23.6% of sales) in fiscal 2004. Pretax income from continuing operations was $3.2 million versus a pretax loss of $2.8 million in fiscal 2004.

Including non-cash income tax charges related to goodwill amortization, our continuing operations reported net income of $0.8 million or $.03 per share in fiscal 2005, versus a loss of $9.5 million or $.35 per share in fiscal 2004. Excluding these non-cash charges, net income from continuing operations was $2.4 million or $.08 per share in fiscal 2005 against a loss of $2.8 million or $.10 per share in fiscal 2004.

So, although Magnetek did not perform up to our expectations in fiscal 2005, the ongoing Company did grow, it was profitable, and we believe its business prospects are bright.

Continuing Operations

Magnetek manufactures power-electronic products and power-control systems. As previously noted, telecom and IT, historically the largest markets for power-electronic products, weakened in November of 2004. While programs that were put on hold at that time have since resumed, and order patterns stabilized toward the end of fiscal 2005, demand still has not returned to fiscal 2004 levels.

At the same time, however, growing demand in other markets took up some of the slack. Also in November of 2004, Magnetek reached an agreement with Electrolux Home Products to supply Smart Appliance Modules™—or SAMs as we call them—for “Frigidaire” brand appliances in the North America. The first full year of production under the North American agreement alone is valued at approximately $16 million.

Every day, we are seeing more digital electronics in home appliances. Demand for premium, energy-saving clothes washers, dryers and refrigerators, even at premium prices, is on the rise. And since SAMs save energy by adapting energy use to actual machine loading, SAM sales are increasing as well, which bears out the market-diversification strategy adopted by Magnetek in the late 1990s.

Overall, however, sales of power-electronic products remained nearly flat in fiscal 2005, representing approximately two thirds of total revenues.

Almost all of Magnetek’s fiscal 2005 revenue growth came from sales of power-control systems—mainly digital control systems for cranes, hoists and elevators. While the primary metals and automotive industries, historically our largest markets for power-control systems, are not initiating many new capital programs now, they are optimizing existing capacity, which generates upgrade and retrofit business for us. More than half of Magnetek’s industrial sales are into the aftermarket, which is a key to our performance in the motion control systems business. Here, too, our market-diversification strategy is working. We are going after new industrial automation markets, such as radio-controlled systems for marine terminals, movable bridges and rail yards. And we are just entering new geographic markets, including Mexico, Australia, Taiwan and Mainland China.

We are going overseas with elevator control systems as well, initially in Europe with drive systems for low-rise elevators. And we have a very important new product: the Quattro™ drive system, which can operate any kind of electric elevator, Ac or Dc, and also regenerates power back into the utility grid as the elevator descends. We believe that Quattro will be a breakthrough product for Magnetek. Tower-testing by Kone Inc., a major elevator OEM, has gone very well; and we have received commitments from two of the world’s leading elevator builders to begin outsourcing from us upon successful completion of testing. By itself, that could keep our power-control systems business growing at double-digit rates.

‘New Market’ Products

We are equally excited about Magnetek’s “new market” power-control systems for alternative energy and mass transit, as well as our HiQgrid™ products for the utility industry. Although they are still in start-up modes (together representing less than 7% of revenues in fiscal 2005), the outlook for these systems is outstanding—especially in alternative energy. Every alternative energy source that feeds the utility grid or powers local loads requires a power conditioning interface of some sort; and one of our primary corporate objectives is to be a top-tier supplier of power interfaces for alternative energy sources.

Magnetek first entered the alternative energy market a decade ago with digital power conditioners for fuel cells. We remain a leader in that field, currently shipping 200-kilowatt fuel cell power inverters that alone will contribute at least $1 million to the top line in fiscal ‘06. And that is just a beginning. Today, Magnetek offers advanced power interfaces for solar arrays and wind turbines as well as fuel cells. Driven by electric power transmission constraints, security concerns and government incentives, demand for all three of these clean energy sources—wind, solar and fuel cells—is expected to grow at an accelerating rate throughout this decade.

With our new Aurora™ solar inverter line, we are gaining market share in three of the world’s biggest solar markets: Germany, California and Spain, where solar power enjoys generous incentive support.  Spain, in fact, has announced plans to increase its renewable energy target to 12.1% of total power use by 2010, with an investment of some $30 billion; and Italy, Magnetek’s European base, recently followed suit.

Domestically, the Federal energy bill adopted by Congress in July should give Magnetek a big boost in the U.S. It increases tax credits for fuel cells and solar power systems to as much as a third of their installed value. It also provides a 1.9-cent-per-kilowatt-hour tax credit for electricity generated by wind turbines over the next ten years—a key factor in financing new wind farms. Coupled with oil prices spiking through $70 a barrel in the autumn of 2005, the spotlight is squarely on alternative energy sources for industrial back-up power, residential heating and lighting, and mass transit as well as private vehicles.

These are powerful forces that, directly or indirectly, should increase demand for our “new market” products—ranging from alternative energy interfaces, to smart appliance modules, to auxiliary power units (APUs) and micro-turbine power pods (MPPs) for railcars, to utility grid monitoring systems, even to energy-efficient elevators and “smart” crane control systems.

Execution Actions

To take full advantage of these opportunities we must establish clear priorities, and we must be very good at executing the fundamentals. While we believe that Magnetek has been good at defining and pursuing a winning “smart power”, market-diversification strategy, the Company has not been as good at executing that strategy. A number of actions have been initiated to improve execution.

We are dedicating more resources to the major markets we have chosen to serve. In April, for example, we announced the formation of a separate, dedicated Alternative Energy marketing group led and staffed by professionals experienced in the international alternative energy field. Their challenge: tailor Magnetek’s product portfolio and sales channels to suit the unique requirements, codes and standards of the rapidly evolving alternative energy marketplace, thus creating a successful, self-sufficient business entity. Although just begun, that process is already showing exciting signs of success.

We are also utilizing our technological resources more efficiently. We are fortunate to have excellent digital power technology capability in Magnetek. Our engineers are among the best and brightest. But because digital power is no longer limited primarily to data processing and telecommunications, our 200+ engineers sometimes have been spread too thin. So we have prioritized our new markets and narrowed our internally funded development programs to those that show the greatest promise for early profitability, continuing growth and superior ROI.

Another example of executing the fundamentals has to do with China. In February of 2005, we moved into a new, 237,000-square-foot factory in Shenzhen, twice the size of our former Chinese plant, while continuing to downsize our European manufacturing operations. In fiscal Q4, a third of all our embedded power-electronic products—some $13 million worth—were produced in China, up from zero three years ago. As moves of that magnitude go, it was managed well and is beginning to pay off, as the Company’s gross margin shows. So we have challenged our people who executed the move so well to maximize its return on investment by refocusing on the operating basics: rigorous supply-chain and working-capital management.

Managing our administrative and general costs is yet another area of opportunity. In August, we vacated expensive office space in Nashville, and now we are closing our corporate offices in Los Angeles and moving Magnetek’s executive staff to our power-electronics manufacturing plant in Chatsworth, California. While these are positive moves from a cost reduction and cash management perspective, we need to do more, and we are.

Subsequent to fiscal 2005 year-end, we restructured and expanded our credit facilities for greater operating flexibility. In addition, the new financing also may be used, in part, to satisfy an arbitration award related to and reported in results of discontinued operations in the third quarter of fiscal 2005. While we are contesting the award in Federal Court, we are prepared to pay it, if necessary.

Looking Ahead

In 1998, we downsized Magnetek in order to pay off debt and focus exclusively on digital power technology. At that time, digital power was being adopted based largely on the convenience it brought to communications and the speed it brought to data management. Thus, the Magnetek of today was launched on the rising tide of telecom and IT, with cell-phone convenience and computer speed being the primary drivers.

While our strategy is and always will be evolving, we believe that telecom and IT will continue to be two of our key markets. However, we also believe that a third and, perhaps, the major driver of Magnetek’s future growth and profitability will be energy—the capability of our products and systems to help generate and utilize energy more efficiently. Products such as SAMs for consumer appliances, Aurora alternative energy interfaces, Quattro regenerative elevator drives, APUs for the mass transit, and our HiQgrid monitoring and control systems that we are just now introducing to electric utility and municipal markets—will form the foundation on which we build from here.

Going forward, we have three main priorities that we are addressing simultaneously. Number one: renewed top-line growth through dedicated marketing of our digital power products. Number two: continued, but better-focused development of new products differentiated from our competitors’ by technology, quality and application. Number three: renewed bottom-line growth through cost-cutting wherever possible and rigorous management of operations and working capital.

Entering fiscal 2006, we saw promising signs of firming in our traditional power-electronics markets, strength in our industrial power-controls markets, and growth in our newer consumer-driven and energy-related markets. Together with our new execution initiatives, these signs would seem to bode well for the current year. At this writing, the domino effects of the Gulf Coast hurricanes on business and industry are not fully known. However, in the intermediate to long-term, they should provoke changes in government policy that will enhance personal safety and security, strengthen the domestic economy and increase demand for digital power products.

Natural disasters and legacy issues notwithstanding, we believe we can deliver better results in fiscal 2006 than in fiscal 2005, and we are more convinced than ever that Magnetek has the potential to become a uniquely successful digital power company in the growing, global, digital economy. We appreciate your patience and support as we work to realize that potential.

SELECTED FINANCIAL DATA

The selected financial data for Magnetek, Inc. (the “Company” or “Magnetek”) presented below reflect the restatement of fiscal 2004 and 2003 for income taxes and the reclassification of the Company’s telecom business as discontinued operations, as described in Notes 1 and 3 respectively in Notes to Consolidated Financial  Statements. The restatement increased the Company’s net loss by $1.6 million in fiscal 2004 and by $1.0 million in fiscal 2003. The restatement did not have a material impact on our financial position at the end of the reported periods and had no impact on our cash flows for the restated periods.

Statement of Operations Data

For the years ended (Amounts in thousands, except per share data)	July 3, 2005	June 27, 2004 (restated)	June 29, 2003 (restated)	June 30, 2002	July 1, 2001
Net sales	$242,389	$230,280	$180,277	$161,858	$272,535
Gross Profit	59,993	54,303	41,222	39,318	68,209
Gross Profit%	24.8%	23.6%	22.9%	24.3%	25.0%
Income (loss) from operations	$3,568	$(582)	$26,688	$4,362	$16,269
Net income (loss):
Continuing operations	$819	$(9,470)	$13,178	$3,492	$4,798
Discontinued operations	(27,689)	(3,601)	(49,022)	(2,084)	935
Net income (loss)	$(26,870)	$(13,071)	$(35,844)	$1,408	$5,733
Per common share – basic and diluted:
Net income (loss) from continuing operations	$0.03	$(0.35)	$0.55	$0.15	$0.21
Net income (loss) from discontinued operations	$(0.97)	$(0.13)	$(2.07)	$(0.09)	$0.04
Net income (loss)	$(0.94)	$(0.48)	$(1.52)	$0.06	$0.25

Net loss for fiscal year ended July 3, 2005 includes a $21,977 patent arbitration charge included in discontinued operations, a $1,600 provision for income taxes to increase the valuation allowance against the Company’s deferred tax assets and $1,300 of income from the sale and license of rights and patents.

Net loss for the fiscal year ended June 27, 2004 includes a $6,700 provision for income taxes to increase the valuation allowance against the Company’s deferred tax assets.

Net loss for the fiscal year ended June 29, 2003 includes a $27,771 pre-tax gain ($17,218 after-tax) from termination of the Company’s retiree medical plan and a $1,000 provision for income taxes to increase the valuation allowance against the Company’s deferred tax assets in continuing operations; discontinued operations includes after-tax charges of $38,698 for asset impairment, a $3,275 after-tax charge for settlement of litigation and a $997 after-tax loss on the sale of the Company’s telecom service business.

Net income for the fiscal year ended July 1, 2001 includes a $4,114 after-tax loss on the sale of the Company’s Lighting and Transformer business included in discontinued operations.

Balance Sheet Data

(Amounts in thousands)	July 3, 2005	June 27, 2004 (restated)	June 29, 2003 (restated)	June 30, 2002	July 1, 2001
Total assets	$229,180	$228,024	$221,326	$304,891	$321,754
Long-term debt, including current portion	25,230	18,126	26,702	4,124	10,134
Other long term obligations	7,627	7,552	9,180	39,640	37,915
Pension benefit obligations	70,568	31,366	51,356	74,363	–
Stockholders’ equity	45,554	109,922	78,671	142,819	183,707

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESTATEMENT OF FISCAL 2004 AND 2003 AND RECLASSIFICATION

As stated in Note 1 of Notes to Consolidated Financial Statements, we have restated our financial statements for the fiscal years 2004 and 2003 with respect to accounting for income taxes.

Since fiscal 2002 we have provided valuation reserves against our U.S. deferred tax assets that result in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In a fiscal year-end review of our tax accounts, we determined that a portion of our deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

We also determined that such deferred tax liabilities existed at June 27, 2004, and at June 29, 2003, and therefore have restated those years to increase our valuation allowance for deferred tax assets and the related provision for income taxes by $1.6 million and $1.0 million respectively. The restatement did not have a material impact on our financial position at the end of the reported periods and had no impact on our cash flows for the restated periods.

During fiscal year 2005, we reclassified the assets and liabilities of our telecom business as held for sale, and the results of operations of this business as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements). We also recorded other expenses related to divested businesses as discontinued operations, including a fiscal 2005 charge for an arbitration award in a patent infringement claim of $22.0 million (net of an amount of $1.4 million previously recorded) and related legal fees, as well as certain expenses for product liability claims, environmental issues, and asbestos claims. Prior period amounts related to the telecom business or other divested businesses have also been reclassified in the accompanying consolidated financial statements for all periods presented in order to conform to the current year presentation. All of these issues relate to businesses we no longer own and most relate to indemnification agreements we provided when we divested those businesses.

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

Our power control systems consist primarily of programmable motion control and power conditioning systems used in the following applications:  cranes and hoists; elevators; fuel cell, wind and photovoltaic markets; street light monitoring and control; and utility grid monitoring.

Our embedded power electronic products, which are sold primarily to original equipment manufacturers for installation in their products, include: AC-to-DC switching power supplies, AC-to-DC rectifiers and battery chargers, DC to-DC power converters, DC-to-AC power inverters and peripheral component interconnects. These products are used primarily in telecommunications (telecom), data processing and storage, digital imaging, semiconductor processing and testing equipment, medical instrumentation and home appliances.

Our operating results for the past several years have been negatively impacted by continuing losses in our telecom business, asset impairment charges, and other expenses related to businesses we no longer own, including a $22 million charge in fiscal 2005 for a patent infringement arbitration award (see Note 12 of Notes to Consolidated Financial Statements). All of these items are included in discontinued operations in the accompanying consolidated financial statements. As a result, in fiscal 2003 and 2004, our primary sources of cash were from increased borrowings under bank obligations and proceeds from the sale of common stock. We entered fiscal 2005 focused on increasing revenue, reducing manufacturing costs, diversifying our served markets, introducing new products and returning to profitability.

Continuing Operations

For the first half of fiscal 2005, demand in certain of our key markets, primarily equipment for information technology and telecommunications, was strong, however near the end of our second fiscal quarter we began to see a slowdown which impacted our second half results. Sales exceeded $128 million in the first half of fiscal 2005 (twenty-seven weeks) while sales for the second half of fiscal 2005 (twenty-six weeks) were $114 million, representing an 11% decline from our first half sales figure. We finished fiscal 2005 with sales of $242 million, a 5% increase over fiscal 2004 sales of $230 million. Our strategy will continue to emphasize diversity in both our product offerings and to gain share in our targeted markets, and we expect continued revenue growth in fiscal 2006.

During the third quarter of fiscal 2005, we moved our operations in China to a nearby larger facility, approximately doubling our manufacturing capacity in China. We completed our restructuring activities during fiscal 2005, which included a workforce reduction of approximately 200 positions in Europe and the relocation of those positions to our new facility in China. We also completed the consolidation of manufacturing facilities of our U.S. systems business. Fiscal 2005 restructuring costs were $1.2 million. We believe these actions will allow us to remain competitive, improve our margins, and reduce our operating expenses in the future. These actions were partially responsible for the improvement in our gross profit for fiscal 2005, which increased to nearly $60 million, or 24.8% of sales, from gross profit of $54 million, or 23.6% of sales, in fiscal 2004.

Our research and development (R&D) expense increased 12% compared to prior year as we continued to invest in developing new products for existing and new markets, including alternative energy products for solar and wind applications and monitoring and control systems for utility markets. We will continue to invest in R&D going forward, although the rate of growth in R&D investment may slow in fiscal 2006. Selling, general and administrative (SG&A) expense remained flat with the prior year, as increased volume-related selling expenses were offset by lower bad debt provisions and reduced pension expense, which decreased by $1.8 million. Our future annual pension expense will depend on future interest rate levels, values in equity and fixed income markets, and contributions we may elect to make to the plan.

As a result of increased sales, cost reduction actions and improvement in our sales mix, our income from operations improved to $3.6 million from a loss of $0.6 million in fiscal 2004. Our net income from continuing operations improved to $0.8 million, or $0.03 per share, from a loss of $9.5 million, or $0.35 per share. We also achieved a positive income from continuing operations before income taxes of $0.6 million in the fourth quarter of fiscal 2005 on sales of $57.1 million, whereas in our third quarter of fiscal 2005, we reported a loss from continuing operations before income taxes of $1.4 million on sales of $57.0 million. The improvement in our results quarter to quarter is attributed to completion of our restructuring actions, the resulting cost savings of those actions, and a shift in our sales mix to higher margin system products.

We generated $13.5 million in cash from operating activities of continuing operations in fiscal 2005. Capital expenditures in fiscal 2005 of $9.0 million were roughly equal to depreciation expense of $8.9 million. Our total long-term debt increased during fiscal 2005 by $7.1 million to $25.2 million, as discontinued operations consumed $7.5 million in cash. We did not make any contributions to our defined benefit pension plan in fiscal 2005. Under current regulations, no mandatory contributions are expected through fiscal 2007, however, required contributions in periods subsequent to fiscal 2007 could be significant (see “Summary of Contractual Obligations and Commitments” below). Due mainly to a reduction in interest rates and in the market value of plan assets during the fiscal year, our pension benefit obligation increased by $39.2 million with a related decrease in equity of $37.8 million due to an increase in our minimum pension liability.

Our efforts to improve margins include manufacturing cost reduction programs, most notably continued expansion of our manufacturing operations in China and selected outsourcing. We are also focusing our development and marketing capabilities on higher margin systems applications and markets, with reduced emphasis on lower margin component products and less profitable segments. We plan to further consolidate administrative operations and functions in fiscal 2006, however future sustained profitability is highly dependent upon improvement in revenues and gross margins, successful implementation of our strategy to penetrate higher margin markets, a shift in our sales mix to proportionately higher sales of systems, and favorable outcomes in certain legal matters, primarily the patent infringement claims (see Note 12 of Notes to Consolidated Financial Statements).

Discontinued Operations

Our telecom power business continued to generate losses throughout fiscal 2005, and as a result, in the third quarter of fiscal 2005, we committed to a plan to divest this business. We are currently in negotiations with prospective buyers, and we will account for our telecom power business as assets held for sale and discontinued operations until it is divested. In fiscal 2004 we divested our telecom service business.

In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement claim brought against us by Ole K. Nilssen (see Note 12 of Notes to Condensed Consolidated Financial Statements). In settlement of pending litigation, we had agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Mr. Nilssen of $23.4 million. The amount due was to be paid within ten days of the award, however, we are currently contesting the award in Federal court on grounds that the patent and related award were fraudulently obtained. Our request for oral argument was granted and a hearing date has been set for October 19, 2005. Since the patent infringement award relates to a business we divested in June 2001, the accompanying consolidated financial statements reflect the impact of this award, net of amounts previously recorded of $1.4 million, in discontinued operations in fiscal 2005. Mainly as a result of this award, our fiscal 2005 loss from discontinued operations was $27.7 million compared to a loss of $3.6 million in fiscal 2004. The award had a material adverse effect on our financial position and results of operations for the period ended July 3, 2005, and could have a material adverse effect on our future cash flows and liquidity in fiscal 2006 (see “Liquidity and Capital Resources” below).

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 3, 2005 COMPARED WITH YEAR ENDED JUNE 27, 2004

Net Sales and Gross Profit

Net sales increased 5.3% to $242.4 million in fiscal 2005 from $230.3 million in fiscal 2004. The increase in net sales in fiscal 2005 is due primarily to increased sales of systems, $19.7 million, and the currency translation impact of the stronger Euro, $9.2 million, offset by lower sales of embedded power supplies of $17.3 million. Fiscal 2005 contained fifty-three weeks while fiscal 2004 contained fifty-two weeks.

Gross profit in fiscal 2005 increased to $60.0 million (24.8% of sales) compared to $54.3 million (23.6% of sales) in fiscal 2004. The $5.7 million improvement in gross profit is due to higher sales of systems, $5.5 million, currency translation impact from the stronger Euro, $2.0 million, and reduced manufacturing costs from our facility in China, offset by lower sales of embedded power supplies of $3.3 million and lower selling prices due to competitive market conditions.

Operating Expenses

Research and development expense was $14.6 million in fiscal 2005, or 6.0% of sales, compared to $13.0 million, or 5.7% of sales, in fiscal 2004. The increase in R&D expense reflects our continuing investment in product development for new markets and applications such as alternative energy for wind and solar markets and control and monitoring systems for the utility market. Selling, general and administrative expense was $41.8 million, or 17.3% of sales, in fiscal 2004 compared to $41.9 million, or 18.2% of sales, in fiscal 2004. Selling expenses were $18.2 million, or 7.5% of sales, in fiscal 2005 compared to $15.8 million, 6.9% of sales, in fiscal 2004. The increase reflects higher sales volume as well as increased investment in marketing our new products. General and administrative expense (G&A) was $23.6 million in fiscal 2005 compared to $26.1 million in fiscal 2004. The decrease of $2.5 million in G&A expense in fiscal 2005 is due to lower pension expense, $1.8 million, lower bad debt expense, $1.6 million, and lower restructuring expenses of $0.4 million, offset by payroll-related costs and higher professional fees.

Income (Loss) from Operations

Income from operations was $3.6 million in fiscal 2005 compared to a loss from operations of $0.6 million in fiscal 2004. The improvement in income from operations was due to higher sales volume and improved sales mix, cost savings from our operations in China and restructuring actions and lower G&A spending, partially offset by higher R&D and selling expenses.

Interest and Other Income and Expenses

Interest income was $0.2 million in fiscal 2005 compared to $1.2 million in fiscal 2004. Fiscal 2004 interest income includes $1.0 million of interest income related to a tax refund.

Interest expense was $1.8 million in fiscal 2005 compared to $2.4 million in fiscal 2004. Interest expense includes $0.3 million and $0.5 million of amortization of deferred financing expenses in fiscal 2005 and 2004 respectively.

Other income of $1.3 million in fiscal 2005 represents income from the one-time sale and license of rights and patents. Under the terms of the sale agreement, we have no remaining obligations nor will we receive future royalties.  There was no other income in fiscal 2004.

Other expense of $1.0 million in fiscal 2004 primarily included a $0.7 million charge for write down of investments. There was no other expense in fiscal 2005.

Provision for Income Taxes

We recorded a provision for income taxes of $2.4 million in fiscal 2005, comprised of $1.6 million (non-cash) to increase the valuation allowance against U.S. net deferred tax assets to 100%, and $0.8 million related to our foreign operations. As of July 3, 2005, our U.S. net operating loss carryforward (“NOL”) was approximately $138 million and our capital loss carryforwards were approximately $13 million. The potential tax benefit of these carryforwards, approximately $70 million, has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at July 3, 2005. Our NOL and capital loss have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2025. Since our balance sheet reflects no benefit of such NOL’s, we anticipate that no federal tax expense would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

We operate in various tax jurisdictions and are subject to a variety of income and related taxes, and as a result, we may record tax expense on a consolidated basis despite pre-tax losses in the U.S. Although we anticipate little or no tax on income generated in the U.S., income generated by our foreign operations cannot be offset with U.S. net operating losses. Therefore we anticipate there will be tax expense in fiscal 2006 associated with our foreign operations.

Despite the fiscal 2004 pretax loss, we recorded a $6.7 million income tax provision (non-cash) as restated to increase the valuation allowance against U.S. net deferred tax assets to 100%.

Income (Loss) from Continuing Operations

In fiscal 2005, we recorded income from continuing operations of $0.8 million, or $0.03 per share, basic and diluted, compared to a fiscal 2004 loss from continuing operations of $9.5 million, or $0.35 per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2005 of $27.7 million, or $0.97 per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2004 of $3.6 million, or $0.13 per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2005 is comprised of a charge for an arbitration award related to a patent infringement claim of $22.0 million, operating losses in our telecom business of $1.0 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $4.7 million.  The loss from discontinued operations in fiscal 2004 is comprised of losses in our telecom business of $2.3 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees for the patent infringement claim and asbestos-related costs, totaling $1.3 million.

Net Loss

We recorded a net loss in fiscal 2005 of $26.9 million, or $0.94 per share on both a basic and diluted basis, compared to a fiscal 2004 net loss of $13.1 million, or $0.48 per share on both a basic and diluted basis.

RESULTS OF OPERATIONS FOR YEAR ENDED JUNE 27, 2004 COMPARED WITH YEAR ENDED JUNE 29, 2003

Net Sales and Gross Profit

Net sales increased 27.7% to $230.3 million in fiscal 2004 from $180.3 million in fiscal 2003. The $50.0 million increase in net sales in fiscal 2004 was due to higher sales of embedded power supplies, $27.9 million, currency translation impact from the stronger Euro, $16.7 million, and an increase in power systems sales of $5.4 million. Sales growth in fiscal 2004 increased in information technology, communications and consumer markets relative to fiscal 2003.

Gross profit in fiscal 2004 increased to $54.3 million (23.6% of sales) compared to $41.2 million (22.9% of sales) in fiscal 2003. The $13.1 million improvement in gross profit is due to increased power supply unit sales volumes, $7.3 million, increased sales of systems, $1.7 million, and manufacturing cost reductions from our facility in China. These benefits were partially offset by the strength in the Euro relative to the U.S. dollar, which compressed gross profits on sales from our European subsidiary denominated in U.S. dollars in fiscal 2004 as compared to fiscal 2003 by an estimated $3.0 million.

Operating Expenses

Research and development expense was $13.0 million in fiscal 2004, or 5.7% of sales, compared to $10.4 million, or 5.8% of sales, in fiscal 2003. The increase in R&D expense reflects our increased investment in new product development for new markets and applications, such as alternative energy. Selling, general and administrative expense was $41.9 million, or

18.2% of sales, in fiscal 2004 compared to $31.9 million, or 17.7% of sales, in fiscal 2003.  The increase of $10.0 million in SG&A expense from fiscal 2003 to fiscal 2004 reflects increased volume related selling expenses, $2.0 million, increased bad debt expense, $1.8 million, restructuring costs, $1.6 million, and higher pension expense, $1.5 million, as well as increased spending on marketing and sales capabilities including development of our distribution channel, higher employee benefit costs and the inclusion of Telemotive, a business we acquired in December, 2002, for a full year in fiscal 2004.

Gain from Termination of Retiree Medical Plan

Fiscal 2003 results include a non-recurring pretax gain of $27.8 million ($17.2 million after tax) related to the termination of our retiree medical plan (see Note 14 of Notes to Consolidated Financial Statements).

Income (Loss) from Operations

We recorded a loss from operations in fiscal 2004 of $0.6 million compared to income from operations of $26.7 million in fiscal 2003. The income from operations in fiscal 2003 was due mainly to the termination of our retiree medical plan.

Interest and Other Income and Expenses

Interest income was $1.2 million in fiscal 2004 compared to $0.2 million in fiscal 2003. The increase in fiscal 2004 was due to $1.0 million of interest income related to a tax refund.

Interest expense was $2.4 million in fiscal 2004 compared to $1.7 million in fiscal 2003. The increase in fiscal 2004 was due to increased amortization of deferred financing expenses of $0.2 million and higher interest expense related to higher average outstanding debt levels during fiscal 2004.

Other expense of $1.0 million in fiscal 2004 included a $0.7 million charge for write down of investments and a $0.3 million contingent fee payable, both related to a tax refund. Other expense of $3.3 million in fiscal 2003 was comprised of a charge related to the settlement of litigation, included in other expense as the litigation related to a financing obligation.

Provision for Income Taxes

Despite the fiscal 2004 pretax loss, our net loss reflects the impact of a $6.7 million income tax provision (non-cash) as restated to increase our valuation allowance against U.S. net deferred tax assets to 100%. We recorded a provision for income taxes of $8.6 million as restated in fiscal 2003, which includes the tax impact of the gain on termination of our retiree medical plan of $10.6 million, and a $1.0 million tax provision to increase the valuation allowance as restated against U.S. deferred tax assets to 100%. The tax provision (non-cash) related to the gain on the termination of our retiree medical plan was partially offset by tax benefit on a portion of our pretax loss. Due to the net deferred tax position on the balance sheet in fiscal 2003, we were unable to record a tax benefit on the majority of the fiscal 2003 pretax loss.

Income (Loss) from Continuing Operations

In fiscal 2004, we recorded a loss from continuing operations of $9.5 million, or $0.35 per share on both a basic and diluted basis, compared to fiscal 2003 income from continuing operations of $13.2 million or $0.55 per share on both a basic and diluted basis. Income from continuing operations was higher in fiscal 2003 mainly due to the gain from the termination of our retiree medical plan.

Loss from Discontinued Operations

Loss from discontinued operations was $3.6 million in fiscal 2004, or $0.13 per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2003 of $49.0 million, or $2.07 per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2004 is comprised of losses in our telecom business of $2.3 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $1.3 million. The loss from discontinued operations in fiscal 2003 is comprised of asset impairment charges of $38.7 million, which includes a write-off of goodwill associated with our telecom business of $33.4 million, telecom losses of $8.1 million, and other expenses related to businesses we no longer own totaling $2.2 million.

Net Loss

We recorded a net loss in fiscal 2004 of $13.1 million, or $0.48 per share on both a basic and diluted basis, compared to a fiscal 2003 net loss of $35.8 million, or $1.52 per share on both a basic and diluted basis.

Liquidity and Capital Resources

During fiscal year 2005, our cash balance increased $4.5 million to $6.8 million at July 3, 2005 from $2.3 million at June 27, 2004. Our primary sources of cash in fiscal 2005 were cash provided by operating activities from continuing operations of $13.5 million, borrowings under bank obligations of $7.1 million, and proceeds from issuance of common stock of $0.5 million. Our primary uses of cash in fiscal 2005 were for capital expenditures of $9.0 million and cash used in discontinued operations of $7.5 million. We have no current requirements or plans for additional major capacity expansion and we currently anticipate capital expenditures in fiscal 2006 to be less than $10 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

At July 3, 2005, total long-term borrowings including current portion were $25.2 million ($21.3 million in Europe and $3.9 million in the U.S.) compared to $18.1 million ($13.8 million in Europe and $4.3 million in the U.S.) as of June 27, 2004. We were in violation of certain covenants under our U.S. credit agreement at July 3, 2005, and in July 2005, in exchange for a waiver of certain covenant defaults and the lender’s willingness to continue to extend credit under our agreement, we agreed to a permanent reduction in the aggregate lending commitment to $7.5 million and a change in the facility termination date from July 15, 2006 to September 30, 2005. We also agreed to use our best efforts to obtain financing from other sources that would enable us to fully repay all indebtedness under the agreement.

On September 30, 2005, we entered into agreements with lenders providing for an $18 million term loan (“Term Loan”) and $13 million Revolving Credit Facility (“Revolving Loan”). Borrowings under the Term Loan bear interest at the lender’s reference rate plus five percent, or, at our option, the London Interbank Offering Rate (LIBOR) plus seven and one-half percent (approximately 11.5%). Such rates may be increased by up to one percentage point depending upon the level of U.S. funded debt to EBITDA as defined in the agreement. The Term Loan requires quarterly principal payments of $1 million beginning in September, 2006. Borrowings under the Revolving Loan bear interest at the bank’s prime lending rate plus two and one-half percent or, at our option, LIBOR plus four percent (approximately 8%). Borrowings under the Revolving Loan are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The Revolving Loan facility also supports the issuance of letters of credit. Borrowings under the Term Loan and Revolving Loan are secured by substantially all of our domestic assets.

Our European subsidiary maintains revolving borrowing arrangements with local banks, primarily to support working capital needs. Available borrowings under these arrangements aggregate approximately Euro 20.0 million depending in part upon levels of accounts receivable, and bear interest at various rates ranging from 3% to 8%. Amounts outstanding under these arrangements were $9.7 million at July 3, 2005. In addition, our European subsidiary has an agreement with a European bank to provide borrowings secured by the subsidiary’s land and building. Borrowings under this agreement bear interest at EURIBOR plus one and one-half percent (3.5% at July 3, 2005). The initial commitment to lend under this agreement is Euro 7.0 million, with the commitment reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013. The amount outstanding at July 3, 2005 under this agreement was $7.3 million. Our European subsidiary also has certain long-term notes and capital leases outstanding related mainly to equipment purchases. Amounts outstanding at July 3, 2005 under these leases and notes were $4.3 million with repayment to be made ratably through fiscal 2010.

As a result of the decline in interest rates and stock market equity values over the past three-year period, the accumulated benefit obligation of our defined benefit pension plan exceeds plan assets as of July 3, 2005. We did not make any contributions to the plan during fiscal 2005, as none were mandated. Based upon current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2007. Depending upon changes in asset values and interest rates, as well as any discretionary contributions made by us in the interim period, required contributions in periods subsequent to fiscal 2007 could be significant (see Summary of Contractual Obligations and Commitments below).

We are subject to certain potential environmental and legal liabilities associated primarily with the past divestiture of discontinued operations (see Note 12 of Notes to Consolidated Financial Statements).  In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement action brought against us by Ole K. Nilssen. In settlement of pending litigation, we agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Mr. Nilssen of $23.4 million, to be paid within ten days of the award. Nilssen’s counsel filed a motion to enter the award in

U.S. District Court for the Northern District of Illinois, and we filed a counter-motion to vacate the award on grounds that it was fraudulently obtained. Our request for oral argument was granted and a hearing date has been set for October 19, 2005. If our motion is not successful and the Court upholds the award, we would likely be required to pay the accrued balance of $22.6 million during fiscal 2006. We have adequate resources to support payment of the award if such a payment is necessary. Payment of the award would result in higher outstanding debt balances and increased interest expense in fiscal 2006.

We do not have any off-balance sheet arrangements or variable interest entities as of July 3, 2005.

Summary of Contractual Obligations and Commitments

The following is a summary of our future payments due under contractual obligations as of July 3, 2005 (in thousands):

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Debt repayment	$5,702	$3,606	$2,949	$12,973	$25,230
Operating leases	3,672	5,186	4,779	12,743	26,380
Purchase obligations	29,483	–	–	–	29,483
Pension funding	–	14,572	41,561	5,145	61,278
Other long-term obligations	598	1,195	1,195	4,639	7,627
Total	$39,455	$24,559	$50,484	$35,500	$149,998

Pension funding amounts in the table above are based on current regulations and actuarial calculations at July 3, 2005. Actual funding amounts could vary, depending on future interest rate levels and values in equity and fixed-income markets.

Purchase obligations in the table above represent the value of open purchase orders as of July 3, 2005. We believe that some of these obligations could be canceled for payment of a nominal penalty or no penalty; however, the amount of open purchase orders that could be canceled under such terms is difficult to quantify.

The figures in the table above do not include our aggregate future minimum rentals to be received under noncancelable subleases of $10.3 million as of July 3, 2005.

Based upon current plans and business conditions, we believe that global borrowing capacity under our various credit facilities, the anticipated sale of our telecom power business and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other near-term commitments.

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

Accounts Receivable

Accounts receivable represent amounts due from customers in the ordinary course of business. We are subject to losses from uncollectible receivables in excess of our allowances. We maintain allowances for doubtful accounts for estimated losses from customers’ inability to make required payments. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. Our total allowance includes a specific allowance based on identification of customers where we feel full payment is in doubt, as well as a general allowance calculated based on our historical losses on accounts receivable as a percentage of historical sales. We believe that our methodology has been effective in accurately quantifying our allowance for doubtful accounts and do not anticipate changing our methodology in the future. However, if the financial conditions of any of our customers were to deteriorate and impair their ability to make payments, additional allowances may be required in future periods. We believe that all appropriate allowances have been provided.

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. Items with no usage for the past twelve months and no expected future usage are considered obsolete, and are disposed of or fully reserved. Reserves for excess inventory are determined based upon historical and anticipated usage as compared to quantities on hand. Excess inventory is defined as inventory items with on-hand quantities in excess of one year’s usage and specified percentages are applied to the excess inventory value in determining the reserve. Our reserve for excess and obsolete inventory has ranged from 9% to 10% of gross inventory value during the fiscal years 2004 and 2005. Our assumptions have not changed significantly in the past, and are not likely to change in the future. We feel that our assumptions regarding inventory valuation have been accurate in the past, with the exception of an unexpected significant decline in demand in our telecom business in fiscal 2003, which resulted in a charge to discontinued operations of $4.7 million to increase our inventory reserves.

Long-Lived Assets and Goodwill

We periodically evaluate the recoverability of our long-lived assets, including property, plant and equipment. Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances. We have elected to perform our annual impairment test in the fourth quarter of our fiscal year. We have identified our Power Electronics and Power Systems groups as reporting units under Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets. In assessing potential impairment, we make significant estimates and assumptions regarding the discounted future cash flows of our reporting units to determine the fair value of those reporting units. Such estimates include, but are not limited to, projected future operating results, working capital ratios, cash flow, terminal values, market discount rates and tax rates. We review the accuracy of our projections by comparing them to our actual results annually, and have determined that, historically, our cash flow estimates used in determining the fair value of our reporting units have been reasonably accurate. We use the results of this analysis as well as projected operating results to modify our estimates annually. However, if circumstances cause these estimates to change in the future, or if actual circumstances vary significantly from these assumptions, this could result in additional goodwill impairment charges. We cannot predict the occurrence of future events that may adversely affect our reported goodwill balance.

Pension Benefits

We sponsor a defined benefit plan that covers a number of current and former employees in the U.S. The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, expected rates of return on plan assets and mortality rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. Our plan assets are comprised mainly of common stock and bond funds. The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis. The expected rate of return on plan assets was 9.0% in each of fiscal 2005 and 2004, and was 9.5% in fiscal 2003. The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year. As of July 3, 2005, the discount rate was 5.25% as compared to 6.375% at June 27, 2004 and 6.125% at June 29, 2003. Changes in assumptions typically result in actuarial gains or losses that are amortized in accordance with the methods specified in SFAS No. 87, Employers’ Accounting for Pensions. A reduction in the discount rate, as occurred during fiscal 2005, results in an increase to our projected benefit obligation and an actuarial loss, which typically results in higher future pension expense.

Significant differences between our assumptions and actual future investment return or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

Reserves for Contingencies

We periodically record the estimated impact of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, Accounting for Contingencies. SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment and we use our internal expertise and outside experts, as necessary, to help estimate the probability that a loss has been incurred and to assist in determining the amount or range of the loss. In those circumstances where we determined that it was probable that a loss had been incurred, our estimates of the amount of loss have been reasonably accurate.

Income Taxes

We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes. We also record valuation allowances against these deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future.

Since fiscal 2002 we have provided valuation reserves against our U.S. deferred tax assets that result in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In a fiscal year-end review of our tax accounts, we determined that a portion of our deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

We also determined that such deferred tax liabilities existed at June 27, 2004, and at June 29, 2003, and therefore have restated those years to increase our valuation allowance for deferred tax assets and the related provision for income taxes by $1.6 million and $1.0 million respectively. The restatement did not have a material impact on our financial position at the end of the reported periods and had no impact on our cash flows for the restated periods.

Risk Factors Affecting the Company’s Financial Outlook

Our future results of operations and the other forward-looking statements contained in this filing, including this section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, involve a number of risks and uncertainties. In particular, the statements regarding future economic conditions, the recovery in the electronic power industry, our goals and strategies, new product introductions, penetration of new markets, projections of sales revenues, manufacturing costs and operating costs, pricing of our products and raw materials required to manufacture our products, gross margin expectations, relocation and outsourcing of production capacity, capital spending, research and development expenses, the outcome of pending legal proceedings and environmental matters, tax rates, sufficiency of funds to meet our needs including contributions to our defined benefit pension plan, and our plans for future operations, as well as our assumptions relating to the foregoing, are all subject to risks and uncertainties.

A number of other factors could cause our actual results to differ materially from our expectations. We are subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, changes in interest rates, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes. The following list of risk factors is not all-inclusive. Other factors and unanticipated events could adversely affect our financial position or results of operations. We believe that the most significant potential risk factors that could adversely impact us are the following:

Economic Conditions and Demand for our Products

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions, and more specifically by conditions in the electronic power industry. Demand for our products is also impacted by changes in customer order patterns, such as changes in inventory levels maintained by customers and the timing of customer purchases. If demand in certain of our served markets deteriorates in subsequent periods, our operating results could be adversely affected and losses could recur.

Competitive Industry

We operate in an intensely competitive industry characterized by rapid changes in technology, product demand, prices and lead times. Our future profitability depends on our ability to successfully identify and react to these changing trends. Specifically, achievement of our sales and profit goals is dependent in part upon our ability to successfully anticipate product demand, to introduce new products to meet that demand in a timely manner at competitive prices, to gain acceptance of our products in the marketplace, and to adapt our existing product platforms in the event of changes in technology. Failure to do so could result in low returns on investment in new products and technologies, a loss of competitive position relative to our peers, obsolete products and technologies, and adverse impact on our operating results. In addition, price erosion in our served markets could have a material impact on our financial position or results of operations.

Dependence on Customers and Credit Risk

We rely on several large customers for a significant portion of our sales. While we have taken actions to diversify our customer base, sales to our top five customers represented approximately 29% of our net sales in fiscal 2005. The loss of any such customers or significant decreases in any such customers’ levels of purchases could have an adverse effect on our business.  In addition, we are exposed to the credit risk of our customers, including risk of bankruptcy, and are subject to losses from uncollectible accounts receivable. If the financial conditions of any of our customers deteriorates and impairs their ability to make payments, we could incur future write-offs of accounts receivable that could have a material impact on our financial position, results of operations or cash flows.

Reliance on Suppliers

We purchase raw materials and subassemblies used in our products from third-party suppliers, and also purchase finished goods for resale to customers from third party subcontractors. If our suppliers or subcontractors cannot meet their commitments to us in terms of price, delivery, or quality, it may negatively impact our ability to meet our commitments to our customers. This could result in disruption of production, delay in shipments to customers, higher material costs, quality issues with our products and damage to customer relationships. In addition, increases in the cost of raw materials purchased from third party suppliers could negatively impact our gross profit and results of operations.

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

International Business

Our international operations are subject to risks associated with changes in local economic and political conditions, laws, codes and standards, currency exchange rates and restrictions, regulatory requirements and taxes.

Since international sales currently account for approximately 55% of our revenue, currency exchange rates impact our results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit.  During fiscal 2004 and fiscal 2003, we were impacted by such currency fluctuations, primarily the weakening of the U.S. dollar against the Euro.  Additional weakening in the value of the dollar against other currencies, primarily the Euro, or changes in any of the other risks listed previously, could have an adverse effect on our financial position or results of operations.

Restructuring and Outsourcing

We have taken actions to relocate some of our production capacity to lower cost countries, primarily to China, and may develop action plans regarding additional relocation or consolidation activities in the future. While we believe that these actions will result in a more competitive position and should also increase our gross profits and reduce our operating expenses, there is no guarantee that these plans will succeed. There is also no assurance that the expected cost savings and improvement in gross profits will be realized, and in addition, these actions may result in quality issues or delays in production or shipment to customers that could have an adverse impact on our results of operations. In addition, there is no assurance that any future activities not yet planned would provide any benefits to our operating results, and any such future plans may result in asset impairment charges.

Intellectual Property

We believe that our intellectual property in the area of digital power-electronics is equal or superior to our competitors’ and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, we are highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

Likewise, we could be adversely affected financially should we be judged to have infringed upon the intellectual property of others.

Legal and Environmental Issues

Our results of operations could be adversely impacted by pending and future litigation, including claims related to, but not limited to, product liability, patent infringement, contracts, employment and labor issues, personal injury, and property damage, including damage to the environment.

In some cases, we have agreed to provide indemnification against legal and environmental liabilities and potential liabilities associated with operations that we have divested, including certain motor, generator, lighting ballast, transformer and drive manufacturing operations. If we are required to make payments under such indemnification obligations, such payments could have a material adverse impact on our financial position or results of operations. Further, we have been indemnified against potential legal and environmental liabilities and potential liabilities associated with operations that we have acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers, such liabilities, if any, could be borne by us and have an adverse effect on our financial position or results of operations.

In connection with our June 2001 sale of our lighting business to Universal Lighting Technologies, Inc. (“ULT”), we agreed to provide a limited indemnification against certain claims of patent infringement that Ole K. Nilssen might allege against ULT. Mr. Nilssen subsequently filed a lawsuit against ULT alleging infringement by ULT of certain of his patents pertaining to electronic ballast technology. The lawsuit is currently pending in the U.S. District Court for the Middle District of Tennessee. ULT has made a claim for indemnification against us in respect of this matter, which we accepted. If Mr. Nilssen succeeds in his claim against ULT, our obligation to indemnify ULT for its damages payable to Mr. Nilssen could have a material adverse effect on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the areas of foreign exchange and interest rates. To mitigate the effect of such risks, from time to time we selectively use specific financial instruments. Hedging transactions can be entered into under Company policies and procedures and are monitored monthly. Company policy prohibits the use of such financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies under Note 1 in the Notes to the Consolidated Financial Statements. We did not have any outstanding hedge instruments or contracts at July 3, 2005.

Interest Rates

The fair value of our debt was $25.2 million and $18.1 million at July 3, 2005 and June 27, 2004, respectively. The fair value of our debt is equal to the borrowings outstanding from domestic and foreign banks and small amounts owed under capital lease arrangements. For our debt outstanding at July 3, 2005 and June 27, 2004, a hypothetical 10% adverse change in interest rates would have increased our interest expense by approximately $0.2 million in each fiscal year 2005 and fiscal 2004. Prospectively we expect our interest expense to increase based on higher interest rates and potentially higher outstanding debt levels under our domestic Term Loan and Revolving Loan (see Note 6 of Notes to Consolidated Financial Statements).

Foreign Currency Exchange Rates

We generally do not enter into foreign exchange contracts to protect against reductions in value and volatility of future cash flows caused by changes in exchange rates, but we may selectively enter into foreign exchange contracts to hedge certain exposures in Europe. Gains and losses on these non-U.S.-currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure.

A portion of our products are manufactured in Europe and sold in the U.S. Many of these sales to U.S. customers are denominated in U.S. dollars. As a result, our financial results could be significantly impacted by changes in exchange rates, particularly the exchange rate between the U.S. dollar and the Euro. Our exposure on sales by our European subsidiaries consists of (1) the exposure related to a weakening U.S. dollar for U.S. dollar denominated sales, as most of our European subsidiaries’ costs are in Euro; in the event of a weakening U.S. dollar, locally recorded sales in the functional currency (the Euro) are decreased, (2) the exposure related to a weakening U.S. dollar when payment of U.S. dollar receivables are received from customers, resulting in less local currency than was originally recorded at the date of sale, and (3) the exposure that upon translation of the subsidiaries’ periodic financial statements, a weakening local currency would result in lower reported sales in U.S. dollars than if the local currency had been stable relative to the U.S. dollar. In the latter case, operating expenses would also be translated at the lower amount and accordingly, the effect on net income would be mitigated.

Based upon the historical trends in currency exchange rates, we believe it is reasonably possible that adverse changes in exchange rates of 20% between the US dollar and the Euro could be experienced in the near term. Such an adverse change would have resulted in an estimated adverse impact on net income of approximately $2.4 million and $3.7 million for fiscal 2005 and 2004, respectively.

We had no foreign currency contracts outstanding at July 3, 2005 and June 27, 2004.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended (Amounts in thousands, except per share data)	July 3, 2005	June 27, 2004 (restated)	June 29, 2003 (restated)
Net sales	$242,389	$230,280	$180,277
Cost of sales	182,396	175,977	139,055
Gross profit	59,993	54,303	41,222
Research and development	14,605	13,021	10,413
Sales, general and administrative	41,820	41,864	31,892
Gain from termination of retiree medical plan	–	–	(27,771)
Income (loss) from operations	3,568	(582)	26,688
Non operating expense (income):
Interest income	(200)	(1,151)	(194)
Interest expense	1,824	2,358	1,739
Other income	(1,300)	–	–
Other expense	–	981	3,345
Income (loss) from continuing operations before provision for income taxes	3,244	(2,770)	21,798
Provision for income taxes	2,425	6,700	8,620
Net income (loss) from continuing operations	819	(9,470)	13,178
Loss from discontinued operations	(27,689)	(3,601)	(49,022)
Net loss	$(26,870)	$(13,071)	$(35,844)
Per common share basic and diluted:
Net income (loss) from continuing operations	$0.03	$(0.35)	$0.55
Loss from discontinued operations	$(0.97)	$(0.13)	$(2.07)
Net loss	$(0.94)	$(0.48)	$(1.52)
Weighted average shares outstanding – basic	28,535	27,094	23,644
Weighted average shares outstanding – diluted	29,100	27,094	23,753

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of (Amounts in thousands)	July 3, 2005	June 27, 2004 (restated)
Assets
Current assets:
Cash	$6,854	$2,318
Accounts receivable, less allowance for doubtful accounts of $4,204 in 2005 and $4,308 in 2004	54,022	56,056
Inventories	49,950	48,872
Deferred income taxes	1,636	925
Prepaid expenses and other current assets	4,077	5,447
Assets held for sale	4,727	4,474
Total current assets	121,266	118,092
Property, plant and equipment:
Land	1,240	1,261
Buildings and improvements	14,274	14,065
Machinery and equipment	113,959	107,237
Less accumulated depreciation	97,534	90,708
Net property, plant and equipment	31,939	31,855
Goodwill, less accumulated amortization of $9,720 in 2005 and 2004	63,656	63,828
Other assets	12,319	14,249
Total assets	$229,180	$228,024
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$36,974	$40,031
Accrued liabilities	9,029	11,067
Accrued arbitration award	22,602	–
Liabilities held for sale	1,220	1,634
Current portion of long-term debt	5,702	1,997
Total current liabilities	75,527	54,729
Long-term debt, net of current portion	19,528	16,129
Pension benefit obligations, net	70,568	31,366
Other long-term obligations	7,627	7,552
Deferred income taxes	10,376	8,326
Commitments and contingencies
Stockholders’ Equity:
Common stock, $0.01 par value, 100,000 shares authorized 28,615 and 28,492 shares issued and outstanding in 2005 and 2004	286	285
Additional paid-in capital	128,158	127,692
Retained earnings	40,018	66,888
Accumulated other comprehensive loss	(122,908)	(84,943)
Total stockholders’ equity	45,554	109,922
Total liabilities and stockholders’ equity	$229,180	$228,024

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands)

					Accumulated
			Additional	Retained	Other
	Common Stock		Paid-in	Earnings	Comprehensive	Total
	Shares	Amount	Capital	(restated)	Loss	(restated)
Balance, June 30, 2002	23,607	$236	$106,216	$115,803	$(79,436)	$142,819
Employee stock purchase plan	24	–	75	–	–	75
Shares issued to trust	65	1	250	–	–	251
Deferred compensation plan	65	1	250	–	–	251
Share value trust	(65)	(1)	(250)	–	–	(251)
Net loss	–	–	–	(35,844)	–	(35,844)
Translation adjustments	–	–	–	–	7,087	7,087
Minimum pension liability	–	–	–	–	(35,717)	(35,717)
Comprehensive loss	–	–	–	–	–	(64,474)
Balance, June 29, 2003	23,696	$237	$106,541	$79,959	$(108,066)	$78,671
Exercise of stock options	18	–	67	–	–	67
Shares issued	4,200	42	18,480	–	–	18,522
Employee stock purchase plan	16	–	47	–	–	47
Pension plan contribution	535	6	2,386	–	–	2,392
Shares issued to trust	27	–	146	–	–	146
Deferred compensation plan	–	–	(22)	–	–	(22)
Share value trust	–	–	47	–	–	47
Net loss	–	–	–	(13,071)	–	(13,071)
Translation adjustments	–	–	–	–	2,331	2,331
Minimum pension liability	–	–	–	–	20,792	20,792
Comprehensive income	–	–	–	–	–	10,052
Balance, June 27, 2004	28,492	$285	$127,692	$66,888	$(84,943)	$109,922
Exercise of stock options	53	–	172	–	–	172
Shares issued	3	–	5	–	–	5
Employee stock purchase plan	6	–	37	–	–	37
Shares issued to trust	61	1	283	–	–	284
Deferred compensation plan	61	1	252	–	–	253
Share value trust	(61)	(1)	(283)	–	–	(284)
Net loss	–	–	–	(26,870)	–	(26,870)
Translation adjustments	–	–	–	–	(199)	(199)
Minimum pension liability	–	–	–	–	(37,766)	(37,766)
Comprehensive loss	–	–	–	–	–	(64,835)
Balance, July 3, 2005	28,615	$286	$128,158	$40,018	$(122,908)	$45,554

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (Amounts in thousands)	July 3, 2005	June 27, 2004 (restated)	June 29, 2003 (restated)
Cash flows from continuing operating activities:
Net income (loss) from continuing operations	$819	$(9,470)	$13,178
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) continuing operating activities:
Depreciation	8,883	9,078	8,501
Amortization	253	513	268
Gain from termination of retiree medical plan	–	–	(27,771)
Changes in operating assets and liabilities of continuing operations	3,584	(2,169)	2,290
Total adjustments	12,720	7,422	(16,712)
Net cash provided by (used in) continuing operating activities	13,539	(2,048)	(3,534)
Cash flows from discontinued operations:
Loss from discontinued operations	(27,689)	(3,601)	(49,022)
Adjustments to loss from discontinued operations to net cash used in discontinued operations:
Depreciation and amortization	127	170	367
Arbitration award expense	21,977	–	–
Goodwill and other asset impairment	–	–	38,698
Changes in operating assets and liabilities of discontinued operations	(1,918)	1,338	1,141
Capital expenditures	(39)	(63)	(365)
Net cash used in discontinued operations	(7,542)	(2,156)	(9,181)
Net cash provided by (used in) operating activities	5,997	(4,204)	(12,715)
Cash flows from investing activities:
Purchase and investment in companies, net of cash acquired	–	–	(4,306)
Proceeds from sale of businesses and other assets	–	1,075	–
Capital expenditures	(8,950)	(5,894)	(8,592)
Net cash used in investing activities	(8,950)	(4,819)	(12,898)
Cash flows from financing activities:
Proceeds from issuance of common stock	430	18,760	251
Proceeds from employee stock purchase plan	37	47	75
Borrowings (repayments) under line-of-credit agreements	8,596	(8,693)	22,063
Principal payments under capital lease obligations	(256)	(475)	(616)
Borrowings under long term notes	–	1,472	1,571
Repayment of long term notes	(1,236)	(880)	(440)
Increase in deferred financing costs	(82)	(570)	(427)
Net cash provided by financing activities	7,489	9,661	22,477
Net increase (decrease) in cash	4,536	638	(3,136)
Cash at the beginning of the year	2,318	1,680	4,816
Cash at the end of the year	$6,854	$2,318	$1,680

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands unless otherwise noted, except share and per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries (the “Company” or “Magnetek”). All significant inter-company accounts and transactions have been eliminated.

Restatement

The accompanying consolidated financial statements have been restated for the fiscal years 2004 and 2003 with respect to accounting for income taxes.

Since fiscal 2002 the Company has provided valuation reserves against its U.S. deferred tax assets that result in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In a fiscal year-end review of its tax accounts, the Company determined that a portion of its deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

The Company also determined that such deferred tax liabilities existed at June 27, 2004, and at June 29, 2003, and therefore has restated those years to increase its valuation allowance for deferred tax assets and the related provision for income taxes by $1.6 million and $1.0 million respectively. The restatement did not have a material impact on the Company’s financial position at the end of the reported periods and had no impact on the Company’s cash flows for the restated periods.

The table below reflects the impact of the restatement on the Company’s results of operations for fiscal years 2004 and 2003:

Consolidated Statements of Operations

	June 27, 2004		June 29, 2003
	As		As
For the years ended	previously	As	previously	As
(Amounts in thousands except per share amounts)	reported	restated	reported	restated
Provision for income taxes	$5,100	$6,700	$7,620	$8,620
Net loss	$(11,471)	$(13,071)	$(34,844)	$(35,844)
Net loss per common share, basic and diluted	$(0.42)	$(0.48)	(1.47)	$(1.52)

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

Accounts Receivable

Accounts receivable represent receivables from customers in the ordinary course of business. The Company is subject to losses from uncollectible receivables in excess of its allowances. The Company maintains allowances for doubtful accounts for estimated losses from customers’ inability to make required payments. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. If the financial conditions of the Company’s customers were to deteriorate and to impair their ability to make payments, additional allowances may be required in future periods. The Company’s management believes that all appropriate allowances have been provided.

Inventories

The Company’s inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method, including material, labor and factory overhead. Inventory on hand may exceed future demand either because the product is obsolete, or the amount on hand is more than can be used to meet future needs. The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

Reserves for Litigation and Environmental Issues

The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standard (“SFAS”) No. 5, Accounting for Contingencies. SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

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

Income Taxes

The Company uses the liability method to account for income taxes. The preparation of consolidated financial statements involves estimating the Company’s current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. An assessment of the recoverability of the deferred tax assets is made, and a valuation allowance is established based upon this assessment.

With the exception of approximately $3.0 million of foreign earnings that the Company expects to repatriate for various financing needs, the Company presently intends to reinvest any earnings overseas indefinitely.

Pension Benefits

The valuation of the Company’s pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions and future investments returns could potentially have a material impact on the Company’s expenses and related funding requirements.

Revenue Recognition

The Company’s policy is to recognize revenue when the earnings process is complete. The criteria used in making this determination are persuasive evidence that an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Sales are recorded net of returns and allowances, which are estimated using historical data, at the time of sale.

Revenue is recognized upon shipment, except in those cases where product is shipped to customers with consignment stock agreements, wherein revenue is recognized when the customer removes the product from consignment stock. With the exception of consignment stock, terms of shipment are FOB shipping point, and payment is not contingent upon resale or any other matter other than passage of time. As a result, title to goods passes upon shipment. Amounts billed to customers for shipping costs are reflected in net sales; shipping costs are reflected in cost of sales.

Sales to distributors are recorded with appropriate reserves for future returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, and generally do not include future installation obligations or acceptance requirements.

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

Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying value of goodwill at least annually, and more frequently if indicators of potential impairment arise, using discounted future cash flow analyses as prescribed in SFAS 142.

Accounting for Stock Options

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to use the intrinsic-value method of accounting as prescribed by Accounting Principles Board (APB) No. 25 Accounting for Stock Issued to Employees in accounting for stock based awards to employees. Under APB 25, the Company recognizes no compensation expense with respect to such awards when the exercise price is equal to or greater than the market price at the date of grant. Accordingly, no stock-based employee compensation cost is reflected in reported results of operations for all periods presented.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 (“FAS 123”) for awards granted in fiscal years after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

On April 20, 2005, the Company approved the acceleration of the vesting of “underwater” unvested stock options held by the Company’s current employees, including executive officers, on June 1, 2005. No stock options held by non-employee directors were subject to the acceleration. A stock option was considered “underwater” if the option exercise price was greater than $2.19 per share, which was the closing price of the Company’s stock on June 1, 2005.

The decision to accelerate vesting of these underwater stock options was made primarily to avoid recognizing compensation cost in the consolidated statement of operations in future financial statements upon the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which when adopted by the Company will require all share-based payments to employees, including grants of employee stock options, to be recognized on the Company’s financial statements based on their fair values. The Company will adopt the provisions of FAS 123R in the first quarter of fiscal year 2006.

The accelerated vesting was effective as of June 1, 2005. As a result of the acceleration, the Company reduced the stock option expense it otherwise would be required to record by approximately $1.9 million in fiscal 2006, $1.4 million in fiscal 2007 and less than $0.1 million in fiscal 2008 on a pre-tax basis, resulting in an additional $3.4 million of pro forma expense in fiscal 2005. The accelerated vesting was a modification of outstanding awards as defined by FAS 123, which resulted in incremental pro forma compensation expense of $0.3 million in 2005. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

(Thousands except per share amounts)	2005	2004 (restated)	2003 (restated)
Net loss – as reported	$(26,870)	$(13,071)	$(35,844)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects in 2003	(8,388)	(4,700)	(2,378)
Pro forma net loss	$(35,258)	$(17,771)	$(38,222)
Loss per share as reported:
Basic and diluted	$(0.94)	$(0.48)	$(1.52)
Pro forma loss per share:
Basic and diluted	$(1.24)	$(0.66)	$(1.62)

The fair value of the Company’s stock-based awards to employees was estimated assuming no dividends, using the following assumptions:

	Options
	2005	2004	2003
Expected life (years)	6.1	6.1	6.1
Expected stock price volatility	72.2%	65.8%	48.3%
Risk-free interest rate	4.4%	3.5%	3.6%

In fiscal year 2005, a total of 750,000 options were granted with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price was $7.48 and the average fair value of the options was $5.04.

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

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Adoption of SFAS No. 123(R) is required as of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the provisions of SFAS No. 123(R) as required in the first quarter of fiscal year 2006.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1.     A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2.     A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS No. 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in the table above under “Stock-Based Compensation.” SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. To the extent these tax deductions are recognized, this requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Research and Development

Expenditures for research and development are charged to expense as incurred and aggregated $14,605, $13,021, and $10,413 for the fiscal years 2005, 2004, and 2003, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and aggregated $551, $375, and $847 for the fiscal years 2005, 2004, and 2003, respectively.

Foreign Currency Translation

The Company’s foreign entities’ accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive loss in stockholders’ equity.

Derivative Financial Instruments

The Company periodically uses derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company’s designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument’s effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed. The Company had no derivative financial instruments at July 3, 2005 and June 27, 2004.

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $253, $513 and $275 for the fiscal years 2005, 2004, and 2003, respectively. These expenses are included in interest expense in the consolidated statements of operations.

Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Reclassification

Certain prior year amounts were reclassified to conform to the current year presentation.

Fiscal Year

The Company uses a fifty-two, fifty-three week fiscal year ending on the Sunday nearest June 30. The fiscal year ended July 3, 2005 contained fifty-three weeks. The fiscal years ended June 27, 2004 and June 29, 2003 each contained fifty-two weeks.

2. Discontinued Operations

During fiscal year 2005, the Company committed to a plan to divest its telecom business, and as a result, reclassified assets and liabilities as “held for sale” and the results of this business as discontinued operations (see Note 3 of Notes to Consolidated Financial Statements). The Company also recorded other expenses related to divested businesses as discontinued operations, principally a charge for an arbitration award in a patent infringement claim (see Note 12 of Notes to Consolidated Financial Statements). Prior period amounts related to the telecom business and other divested businesses have been reclassified in the accompanying consolidated financial statements for all periods presented in order to conform to the current year presentation.

The results of discontinued operations are as follows:

	July 3,	June 27,	June 29,
For the years ended	2005	2004	2003
Net Sales	$10,347	$12,554	$21,505
Loss from telecom business	$(1,014)	$(2,340)	$(46,853)
Arbitration award expense	(21,977)	–	–
Other discontinued operations expense	(4,698)	(1,261)	(2,169)
Loss from discontinued operations	$(27,689)	$(3,601)	$(49,022)

Other discontinued operations expense in the table above is comprised primarily of legal fees and other costs related to the patent infringement claim, product liability claims, environmental issues, and asbestos claims. These issues primarily relate to indemnification agreements provided by the Company upon sale of an entity in prior years.

The Company did not allocate any interest expense to discontinued operations, and no tax benefit was recorded related to discontinued operations for any of the periods presented.

3. Acquisitions/Divestitures

During the third quarter of fiscal year 2005, the Company committed to a plan to divest its telecom power business and began marketing the business. Management determined that the assets and liabilities to be sold constituted a disposal group under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and that all of the “assets held for sale” criteria outlined in SFAS No. 144 were met. The estimated fair value of the disposal group at July 3, 2005 is $3.5 million. Based upon its determination of fair value, the Company has recorded a write-down from the carrying value of the business of $0.5 million, which is included in loss from discontinued operations in fiscal 2005 in the accompanying consolidated statements of operations. The estimated fair value at July 3, 2005, is comprised of $4.7 million in assets and $1.2 million in liabilities, as reflected in the accompanying consolidated balance sheets. Management is currently in negotiations with prospective buyers and expects the proceeds from the sale to approximate estimated fair value. Accordingly, the operating results of this business are classified as discontinued operations in the accompanying consolidated statements of operations and its assets and liabilities are classified as held for sale in the accompanying consolidated balance sheets for all periods presented.

During the fourth quarter of fiscal year 2003, the Company committed to a plan to divest its telecom service business. Management determined that the assets and liabilities to be sold constituted a disposal group under SFAS No. 144 and that all of the “assets held for sale” criteria outlined in SFAS No. 144 were met as of the end of June 2003. As of June 29, 2003, the net book value of the disposal group was $2.1 million, comprised of $2.7 million in assets and $0.6 million in liabilities. The expected proceeds from the sale were $1.2 million, and as a result, an estimated loss on the sale of $1.0 million, including closing costs of $0.1 million, was recorded in fiscal year 2003. On August 14, 2003 (fiscal 2004), the Company finalized the sale of the business for approximately $1.1 million. Proceeds from the sale were used for debt repayment. The operating results of this business are classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

On December 30, 2002, the Company purchased all of the outstanding shares of MXT Holding, Inc. for approximately $4.3 million in cash. MXT Holdings, Inc, is a holding company whose wholly owned subsidiary, Maxtec International Corp. is engaged in the development, manufacture and sale of wireless remote controls and anti-collision systems for overhead cranes, hoists, monorail systems, conveyors, locomotives, and other material handling applications under the name Telemotive Industrial Controls (“Telemotive”). Acquisition costs in excess of net assets acquired, approximately $2.2 million, were recorded as goodwill. The acquisition was financed from the Company’s revolving credit facility and was accounted for under the purchase method of accounting. Accordingly the purchase price has been allocated to the net assets acquired based upon their estimated fair market values. Operating results for the acquisition were included in the Company’s consolidated results effective as of the acquisition date. Pro forma information has not been presented, as results would not differ materially from reported results.

4. Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but rather reviewed for impairment annually, or more frequently if certain indicators arise. The Company’s annual impairment test for fiscal 2005, which consists primarily of discounted cash flow analyses, indicated no impairment at April, 2005, the Company’s annual testing date. Assumptions used in the analyses are based on projected results that the Company considers reasonable and appropriate in light of historical performance and anticipated future conditions.

In the first quarter of fiscal year 2003, as a result of the decline in the Company’s market capitalization, the decline in the telecommunications market at that time, and anticipated reduced demand of telecom power systems in the future, the Company determined that there were indicators of impairment in the carrying value of goodwill related to its telecom power systems business. Accordingly, during the second quarter of fiscal 2003, the Company performed an interim test of goodwill impairment in accordance with SFAS No. 142. The fair value of the telecom power systems business was calculated by discounting future estimated cash flows for a five-year period. Upon completing the interim impairment tests, the Company recorded a goodwill impairment charge of $33,442 related to the telecom business, representing the difference between the estimated fair value and the carrying value of the reporting unit. This charge reduced the carrying value of goodwill to zero for the telecom power systems reporting unit. The impairment charge is included in discontinued operations in the accompanying consolidated statement of operations.

The changes in the carrying value of goodwill by reporting for the years ended July 3, 2005 and June 27, 2004 are as follows:

	Power	Power
	Components	Systems	Total
Balance at June 29, 2003	$35,058	$28,009	$63,067
Purchase price adjustments and reclassifications	–	29	29
Currency translation	729	3	732
Balance at June 27, 2004	$35,787	$28,041	$63,828
Currency translation	(204)	32	(172)
Balance at July 3, 2005	$35,583	$28,073	$63,656

5. Inventories

Inventories consist of the following:

	July 3,	June 27,
	2005	2004
Raw materials	$30,257	$26,974
Work-in-process	9,452	13,201
Finished goods	10,241	8,697
	$49,950	$48,872

6. Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:

	July 3,	June 27,
	2005	2004
Revolving bank loans	$13,598	$12,346
Installment notes and capital leases at rates ranging from 3% to 5%, due through 2013	11,632	5,780
	25,230	18,126
Less current portion	5,702	1,997
	$19,528	$16,129

Bank Borrowing Arrangements

At July 3, 2005, the Company had an asset based credit agreement (“Credit Agreement”) for North American operations, which expired September 30, 2005. The aggregate lending commitment under the Credit Agreement was $7,500 with available borrowings determined by a borrowing base formula as defined in the agreement, based primarily on the levels of domestic accounts receivable and inventory. The facility also supported the issuance of letters of credit. At July 3, 2005, the Company had $6,167 of available borrowing capacity, with $3,927 of borrowings outstanding, under the facility, which is classified as current in the consolidated balance sheet.

Borrowing under the Credit Agreement are secured by substantially all of the Company’s North American assets and bear interest at the bank’s prime lending rate plus one percent (7.25% at July 3, 2005), or, at the Company’s option, the London Interbank Offering Rate (LIBOR) plus three and one-quarter percent (6.75% at July 3, 2005). These rates may be reduced or increased annually based on the level of a defined fixed charge coverage ratio. The Company is required to pay a commitment fee of 0.5 percent on the unused available commitment.

The Credit Agreement contains certain provisions which, among other things, prohibit the payment of cash dividends and repurchases of common stock, limit the amount of future indebtedness and capital expenditures and require the Company to maintain specified levels of earnings before interest, taxes, depreciation and amortization (EBITDA) and fixed charge coverage. The Company was in violation of certain covenants at July 3, 2005, and in July 2005, in exchange for a waiver of certain covenant defaults and the lender’s willingness to continue to extend credit under our agreement, the Company agreed to a permanent reduction in the aggregate lending commitment to $7.5 million and a change in the facility termination date from July 15, 2006 to September 30, 2005. The Company also agreed to use its best efforts to obtain financing from other sources that would enable the Company to fully repay all indebtedness under the agreement.

On September 30, 2005, the Company entered into agreements with lenders providing for an $18 million term loan (“Term Loan”) and $13 million Revolving Credit Facility (“Revolving Loan”). Borrowings under the Term Loan bear interest at the lender’s reference rate plus 5 percent, or, at the Company’s option, the London Interbank Offering Rate (LIBOR) plus seven and one-half percent (approximately 11.5%). Such rates may be increased by up to one percentage point depending upon the level of U.S. funded debt to EBITDA as defined in the agreement. The Term Loan requires quarterly principal payments of $1 million beginning in September, 2006. Borrowings under the Revolving Loan bear interest at the bank’s prime lending rate plus two and one-half percent or, at the Company’s option, LIBOR plus four percent (approximately 8.0%). Borrowings under the Revolving Loan are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The Revolving Loan facility also supports the issuance of letters of credit. Borrowings under the Term Loan and Revolving Loan are secured by substantially all of the Company’s domestic assets.

The Company’s European subsidiary has revolving credit arrangements with various banks primarily to finance working capital needs. Available borrowings under these arrangements aggregate approximately Euro 20,000 depending in part upon levels of accounts receivable. Borrowings outstanding under these arrangements were $9,671 at July 3, 2005 and bear interest at various rates ranging from 3% to 8%. In addition, the Company’s European subsidiary has an agreement with a European bank to provide borrowings secured by the subsidiary’s land and building over a ten-year period. The initial commitment to lend under this agreement is Euro 7,000, with the commitment amount reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013. Borrowings outstanding under these arrangements were $7,298 at July 3, 2005 and bore interest at the European Interbank Offering Rate (EURIBOR) plus one and one-half percent (3.5% at July 3, 2005). In addition, the Company’s European subsidiary has certain long-term notes and capital leases payable through fiscal year 2010. Amounts outstanding at July 3, 2005, were $4,334 and bore interest at various rates ranging from 3% to 5%.

Aggregate principal maturities on long-term debt outstanding at July 3, 2005 are as follows:

Fiscal year
2006	$5,702
2007	1,790
2008	1,816
2009	1,468
2010	1,481
Thereafter	12,973
$25,230

7. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the fiscal year ended:

		June 27,	June 29,
	July 3,	2004	2003
	2005	(restated)	(restated)
Numerator:
Net income (loss) from continuing operations	$819	$(9,470)	$13,178
Loss from discontinued operations	(27,689)	(3,601)	(49,022)
Net loss	$(26,870)	$(13,071)	$(35,844)
Denominator:
Weighted average shares for basic earnings per share	28,535	27,094	23,644
Add dilutive effect of stock options outstanding	565	–	109
Weighted average shares for diluted earnings per share	29,100	27,094	23,753
Basic and Diluted:
Net income (loss) per share from continuing operations	$0.03	$(0.35)	$0.55
Loss per share from discontinued operations:	$(0.97)	$(0.13)	$(2.07)
Net loss per share:	$(0.94)	$(0.48)	$(1.52)

Due to the net loss from continuing operations for the year ended June 27, 2004, the effect of 1.8 million shares of stock options was excluded from the calculation of diluted loss per share, as their impact would be anti-dilutive. Similarly, the effect of stock options outstanding was not included in the calculation of diluted loss per share from discontinued operations or diluted net loss per share for any of the periods presented, as all periods presented resulted in losses from discontinued operations and net losses and as such, inclusion of these shares would be anti-dilutive.

8. Fair Values of Financial Instruments

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values, based on the short-term nature of these instruments, accounting rules requiring mark-to-market on annuity contracts, and variable rates on borrowings.

9. Asset Impairment Charges

In the second quarter of fiscal 2003, the Company recorded asset impairment charges related to its telecom business aggregating $38,698. The charges consisted of $33,442 for goodwill; $4,679 for inventory; and $577 for fixed assets. The charges are included in discontinued operations in the accompanying consolidated statement of operations.

10. Restructuring Costs

During fiscal 2004, the Company began a series of restructuring activities that impacted both its domestic and foreign operations. SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities requires that liabilities for costs associated with exit or disposal activities initiated after December 31, 2002, be recognized when the liability is incurred, with the exception of termination of certain leases and contracts.

During the second quarter of fiscal 2004, the Company began a workforce reduction of approximately 200 positions in Europe and the relocation of those positions to lower cost facilities mainly in China. The Company completed these activities in fiscal 2005. Costs incurred were $296 and $1,277 for fiscal years 2005 and 2004, respectively, and are included in selling, general and administrative expense in the accompanying consolidated statement of operations.

In the fourth quarter of fiscal 2004, the Company began the consolidation of its Glendale Heights, IL operation into its Menomonee Falls, WI facility. The Company completed these restructuring activities in fiscal 2005. Costs incurred were $919 for fiscal year 2005, of which $166 was included in cost of goods sold and $753 was included in selling, general and administrative expense in the accompanying consolidated statement of operations. Costs incurred for fiscal year 2004 were $359 and are included in selling, general and administrative expense in the accompanying consolidated statement of operations.

11. Income Taxes

The components of provision for income taxes are as follows:

		June 27,	June 29,
	July 3,	2004	2003
Fiscal year ended	2005	(restated)	(restated)
Current:
Federal	$(85)	$(1,363)	$–
State	–	438	319
Foreign	1,171	959	326
Deferred:
Federal	1,526	6,080	7,727
State and Foreign	(187)	586	248
	$2,425	$6,700	$8,620

As noted in the table above, the Company’s provision for income taxes has been restated for fiscal 2004 and 2003. Since fiscal 2002, the Company has provided valuation reserves against its U.S. deferred tax assets that result in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In a fiscal year end review of its tax accounts, the Company determined that a portion of its deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. These deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets. Accordingly, the Company increased its valuation allowance for deferred tax assets at July 3, 2005 by $1.6 million, resulting in an increase to the provision for income taxes of $1.6 million for fiscal 2005.

The Company also determined that such deferred tax liabilities existed at June 27, 2004, and at June 29, 2003, and therefore has restated those years to increase its valuation allowance for deferred tax assets and the related provision for income taxes by $1.6 million and $1.0 million, respectively. The restatement had no impact on the Company’s cash flows in fiscal 2004 or 2003.

A reconciliation of the Company’s effective tax rate to the statutory Federal tax rate is as follows:

	July 3,		June 27,		June 29,
	2005		2004 (restated)		2003 (restated)
Fiscal year ended	Amount	%	Amount	%	Amount	%
Benefit computed at the statutory rate	$(8,556)	35.0	$(2,230)	35.0	$(9,528)	35.0
State income taxes, net of federal benefit	–	–	284	(4.4)	207	(0.8)
Foreign tax rates in excess of federal statutory rate	(2,161)	8.8	1,457	(22.7)	63	(0.2)
Nondeductible goodwill impairment	–	–	–	–	11,705	(43.0)
Losses not benefited	13,142	(53.6)	7,130	(112.0)	6,109	(22.4)
Other – net	–	–	59	(0.9)	64	(0.2)
	$2,425	(9.7)	$6,700	(105.0)	$8,620	(31.6)

Income (loss) before provision for income taxes of the Company’s foreign subsidiaries was approximately $8,631, $(1,173), and $(24) for fiscal years 2005, 2004 and 2003, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of July 3, 2005 and June 27, 2004 are as follows:

		June 27,
	July 3,	2004
	2005	(restated)
Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$(10,376)	$(8,326)
Total deferred tax liabilities	(10,376)	(8,326)
Deferred tax assets:
Inventory and other reserves	12,783	4,046
Net operating loss & capital loss carryforwards	70,470	46,780
Total gross deferred tax assets	83,253	50,826
Less: valuation allowance	(81,617)	(49,901)
Net deferred tax asset / (liability)	$(8,740)	$(7,401)

The Company records valuation allowances against its deferred tax assets, when necessary, in accordance with SFAS No. 109, Accounting for Income Taxes. Realization of deferred tax assets (such as net operating loss carryforwards and income tax credits) is dependent on future taxable earnings and is therefore uncertain. To the extent the Company believes that recovery is unlikely, a valuation allowance is established against its deferred tax asset, increasing its income tax expense in the period such determination is made.

Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets. The net deferred tax liability position at July 3, 2005 consists of $4,614 of foreign deferred tax liability and a domestic net deferred tax liability of $4,126.

During fiscal 2004, the Company finalized negotiations with the U.S. Department of Justice and Internal Revenue Service regarding certain proposed adjustments to tax returns filed prior to 1999. As a result, the Company recorded a tax refund receivable of $3,603, included in other current assets in the consolidated balance sheets as of June 27, 2004 and reduced its net operating loss carryforwards and accompanying valuation allowance by $8,681 in accordance with the terms of the settlement. The tax refund receivable included $1,022 of interest income in the consolidated statement of operations in fiscal year 2004. The tax refund was collected in full during fiscal 2005.

The Company’s subsidiary in China has a tax holiday arrangement with the tax authorities wherein no income taxes were owed on pretax profits in China through calendar 2004, and income taxes will be paid at 50% of the current 15% tax rate (or 7.5%) from calendar 2005 through calendar 2007.

The Company has a net operating and capital loss carry forward for tax purposes of $138,000 and $134,000 as of July 3, 2005 and June 27, 2004, respectively, expiring between fiscal years 2013 and 2025.

The Company is currently evaluating the impact on its consolidated financial position and disclosures from new U.S. tax legislation, the American Jobs Creation Act of 2004, signed into law on October 22, 2004. The new law allows a deduction of 85% of repatriated qualified earnings. Any impact from this legislation has not been reflected in the Company’s consolidated financial statements.

12. Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases as of July 3, 2005 are as follows:

	Minimum	Minimum	Net
	Lease	Sublease	Lease
Fiscal Year	Payments	Rentals	Payments
2006	$3,672	$1,909	$1,763
2007	2,622	1,947	675
2008	2,564	1,986	578
2009	2,557	2,025	532
2010	2,222	2,066	156
Thereafter	12,743	345	12,398
	$26,380	$10,278	$16,102

For the fiscal years 2005, 2004 and 2003, rent expense was $4,208, $4,467 and $5,906 respectively, while sublease rental income was $1,871, $2,192 and $3,058 respectively.

Litigation – Product Liability

The Company has settled or otherwise resolved all of the product liability lawsuits associated with its discontinued business operations. The last remaining limited obligation to defend and indemnify the purchaser of a discontinued business operation against new product liability claims expired in December 2003 and the Company believes that any new claims would either qualify as an assumed liability, as defined in the various purchase agreements, or would be barred by an applicable statute of limitations. The Company is also a named party in two product liability lawsuits related to the Telemotive Industrial Controls business acquired in December 2002 through the purchase of the stock of MXT Holdings, Inc. Both claims were tendered to the insurance companies that provided coverage for MXT Holdings, Inc., against such claims and the defense and indemnification has been accepted by the carriers, subject to a reservation of rights. Management believes that the insurers will bear all liability, if any, with respect to both cases and that the proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company’s ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers of the previously acquired businesses and is awaiting their response. The Company also filed a late claim in the amount of $2.5 million in the Federal-Mogul bankruptcy proceedings to recover attorney’s fee paid for the defense of these claims, which the Company believes is an obligation of Federal Mogul although the claim is subject to challenge. Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation – Patent Infringement

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In June 2001, the Company sold its lighting business to Universal Lighting Technologies, Inc. (“ULT”), and agreed to provide a limited indemnification against certain claims of infringement that Nilssen might allege against ULT. In April 2003, Nilssen’s lawsuit and the counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. The arbitration occurred in November, 2004 and a decision awarding Nilssen $23.4 million was issued on May 3, 2005, to be paid within ten days of the award. Nilssen’s counsel filed a motion to enter the award in

U.S. District Court for the Northern District of Illinois, and Magnetek filed a counter-motion to vacate the award for a number of reasons, including that the award was fraudulently obtained. Magnetek’s request for oral argument was granted and a hearing date has been set for October 19, 2005. An unfavorable decision by the Court would likely result in payment of the award to Nilssen and would have a material adverse effect on the Company’s cash flows during fiscal 2006.

In February 2003, Nilssen filed a second lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The case is now pending in the Central District of Tennessee. As of the date of this report, Nilssen has voluntarily dismissed all but four of the patents from the lawsuit. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and has responded on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the patents are unenforceable and invalid and that the products do not infringe Nilssen’s patents.Two of the four patents are currently being re-examined by the Patent and Trademark Office, and ULT will request a re-examination of the remaining two patents. Meanwhile, the Company will continue to aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company’s financial position, cash flows and results of operations.

Environmental Matters – General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2005, 2004 or 2003.

Magnetek has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2005, 2004 and 2003. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

Century Electric (McMinnville, Tennessee)

Prior to the Company’s purchase of Century Electric, Inc. (“Century Electric”) in 1986, Century Electric acquired a business from Gould Inc. (“Gould”) in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls (“PCBs”) at the McMinnville facility (the “1983 Indemnity”). The presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples has been identified. The McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site and plant employees were notified of the presence of contaminants at the facility. Gould has completed an interim remedial excavation and disposal of onsite soil containing PCBs and a preliminary investigation and cleanup of certain onsite and offsite contamination. The Company believes the cost of further investigation and remediation (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant in August 1999 and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould’s substantial failure to perform such obligations could have a material adverse effect on the Company’s financial position, cash flows and results of operations.

Effect of Fruit of the Loom Bankruptcy (Bridgeport, Connecticut)

In 1986, the Company acquired the stock of Universal Manufacturing Company (“Universal”) from a predecessor of Fruit of the Loom (“FOL”), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport facility (sold in connection with the sale of the transformer business in June 2001) and defense and indemnification against liability for potential response costs related to offsite disposal locations. FOL, the successor to Universal’s indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax credits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL’s obligation to the state of Connecticut was not discharged in the reorganization proceeding. FOL’s inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company’s financial position or results of operations.

Letters of Credit

The Company had approximately $1,466 of outstanding letters of credit as of July 3, 2005. The Company is permitted to issue up to $1,750 of letters of credit under its Credit Agreement as amended in July, 2005. The Company’s Revolving Loan permits the issuance of up to $4,000 of letters of credit as of September 30, 2005.

13. Stock Option Agreements

The Company has two stock option plans (the “Plans”), one of which provides for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, incentive bonuses and incentive stock units. The total number of shares of the Company’s common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 2,100,000.

A summary of certain information with respect to options under the Plans follows:

	July 3,	June 27,	June 29,
Years ended	2005	2004	2003
Options outstanding, beginning of year	7,949,263	6,517,361	5,812,845
Options granted	750,000	1,836,000	1,558,400
Options exercised	(52,999)	(17,667)	–
Weighted average exercise price	$ 3.26	$ 3.83	$ –
Options cancelled	(467,970)	(386,431)	(853,884)
Options outstanding, end of year	8,178,294	7,949,263	6,517,361
Weighted average price	$ 8.77	$ 8.92	$ 10.27
Exercisable options	8,095,794	4,906,479	4,288,653

The following table provides information regarding exercisable and outstanding options as of July 3, 2005.

	Exercisable		Outstanding
Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Under $10.00	5,681,635	$6.68	5,764,135	$6.66	6.70
$10.00 – $12.50	1,052,774	10.99	1,052,774	10.99	6.07
$12.51 – $15.00	373,291	13.15	373,291	13.15	2.59
Over $15.00	988,094	17.07	988,094	17.07	3.01
Total	8,095,794	$8.81	8,178,294	$8.77	5.98

14. Employee Benefit Plans

The Company maintains a defined benefit retirement plan (the Plan) for the benefit of eligible employees, former employees and retirees in the U.S. Effective June 30, 2003, the Plan was frozen and no future compensation credits will be accrued to participants’ individual accounts. Participant accounts will continue to be credited with interest. The Company funds the Plan in accordance with applicable employee benefit and tax laws, and did not make any contributions to the Plan during fiscal 2005. Based upon current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2007 although the Company may elect to make contributions prior to that time. The Company elected to contribute 535,000 shares of its common stock valued at $2,391 during fiscal 2004.

Effective September 30, 2002, the Company terminated its retiree medical and life insurance programs, resulting in a pretax gain of $27,771 in fiscal year 2003.

Pension benefit obligations at year-end, fair value of plan assets and prepaid benefit costs for the years ended July 3, 2005 and June 27, 2004, were as follows:

	July 3,	June 27,
	2005	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$166,496	$171,707
Interest cost	10,302	10,250
Actuarial (gain) loss	25,504	(4,212)
Benefits paid	(10,854)	(11,249)
Benefit obligation at end of year	$191,448	$166,496
Change in Plan Assets:
Fair value of plan assets at beginning of year	$135,130	$120,351
Actual return on plan assets	(3,396)	23,637
Employer contributions	–	2,391
Benefits paid	(10,854)	(11,249)
Fair value of plan assets at end of year	$120,880	$135,130
Funded Status	$(70,568)	$(31,366)
Unrecognized net actuarial loss	126,655	88,889
Prepaid benefit cost	$56,087	$57,523
Amounts Recognized in Statement of Financial Position:
Accrued benefit liability	(70,568)	(31,366)
Accumulated other comprehensive income	126,655	88,889
Net amount recognized	$56,087	$57,523

Pension plan assets include 900,000 shares of Company common stock valued at $2,286 as of July 3, 2005 and 1,801,900 shares of Company common stock valued at $15,028 as of June 27, 2004.

Under SFAS No. 87, Employers’ Accounting for Pensions, when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets, a minimum liability (net of related income tax benefit) must be established on the balance sheet with a corresponding amount in other comprehensive income (loss) in stockholders’ equity. The minimum pension liability must also include any prepaid pension asset balance (the amount by which contributions to a plan have exceeded expense recorded under SFAS No. 87) as of the measurement date. Pursuant to SFAS No. 87, the Company recorded a minimum pension liability of $126,655 and $88,889 at July 3, 2005 and June 27, 2004, respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets as of July 3, 2005 and June 27, 2004.

Weighted average assumptions used to determine benefit cost and benefit obligation for the Plan follows:

	2005	2004
Discount rate	5.250%	6.375%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	N/A	N/A
Measurement date for pension benefit obligations	July 3, 2005	June 27, 2004

The rate of increase in future compensation levels is not applicable due the freezing of the Plan in 2003. The Company determines the expected return on plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid. This estimate considers the targeted allocation of plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions. Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments. Expected future benefit payments under the Plan for fiscal years are as follows: $10,105 in 2006; $9,915 in 2007; $9,970 in 2008; $10,309 in 2009; $10,029 in 2010; and $56,406 in 2011 through 2015.

The allocation of Plan assets by investment type as of July 3, 2005 and June 27, 2004 are as follows:

Asset Category	2005	2004
Equity securities	66%	67%
Fixed income securities	34%	33%
Total	100%	100%

Net periodic postretirement benefit costs (income) for pension and other benefits for the years ended July 3, 2005, June 27, 2004 and June 29, 2003 were as follows:

	Pension Benefits			Other Benefits
	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Cost (Income):
Service cost	$ –	$ –	$ 669	$–	$–	$ 1
Interest cost	10,302	10,250	10,877	–	–	233
Expected return on plan assets	(11,720)	(10,596)	(12,500)	–	–	–
Amortization of prior service costs	–	–	51	–	–	(156)
Recognized net acturial (gain) loss	2,854	3,539	2,235	–	–	(535)
Net periodic benefit cost (income)	$ 1,436	$ 3,193	$ 1,332	$–	$–	$ (457)
Curtailment / settlement loss	–	–	349	–	–	–
Net benefit cost (income)	$ 1,436	$ 3,193	$ 1,681	$–	$–	$ (457)

The curtailment/settlement loss in 2003 resulted from the freezing of benefit accruals under the Plan.

In addition to the defined benefit retirement plans, the Company maintains a defined contribution (401k) savings plan for eligible employees. Contributions made to this plan by the Company were $500, $473, and $435 for the fiscal years 2005, 2004 and 2003 respectively.

15. Related Party Transactions

The Company has an agreement with the Spectrum Group, Inc. whereby Spectrum will provide management services to the Company through December 2005 at an annual fee plus out of pocket expenses. The Company’s chairman is also the chairman, president and sole shareholder of Spectrum. Services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $791, $588 and $795 for the fiscal years 2005, 2004 and 2003, respectively.

The Company leases two buildings owned by a former executive’s wife. This executive was in charge of one of the Company’s divisions until January 2003, when his employment with the Company was terminated. The Company paid $314 in lease payments for the buildings during fiscal year 2003.

16. Accrued Liabilities

Accrued liabilities consisted of the following at fiscal year end:

	2005	2004
Salaries, wages and related items	$3,126	$3,897
Insurance	744	866
Warranty	315	204
Income Taxes	307	309
Other	4,537	5,791
	$9,029	$11,067

The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years. Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience.

Changes in the warranty reserve for fiscal 2005 and 2004 were as follows:

	2005	2004
Balance at beginning of year	$204	$403
Additions charged to earnings	753	255
Use of reserve for warranty obligations	(642)	(217)
Decrease to pre-existing warranties	—	(237)
Balance at end of year	$315	$204

17. Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations were as follows:

Fiscal year ended	2005	2004 (restated)	2003 (restated)
(Increase) decrease in accounts receivable	$3,194	$(10,495)	$(9,197)
(Increase) decrease in inventories	81	(1,787)	(10,336)
(Increase) decrease in prepaids and other current assets	1,370	(2,352)	737
(Increase) decrease in other operating assets	1,669	4,342	4,044
Increase (decrease) in accounts payable	(2,415)	4,422	11,812
Decrease in accrued liabilities	(858)	(1,143)	(2,955)
Increase (decrease) in deferred income taxes	(968)	6,666	7,083
Increase (decrease) in other operating liabilities	1,511	(1,822)	1,102
	$3,584	$(2,169)	$2,290
Cash paid for interest and income taxes :
Interest	$859	$1,503	$1,022
Income taxes	$1,314	$950	$3,903

The Company also contributed 535,000 shares of its common stock valued at $2,391 (non-cash) to its defined benefit pension during fiscal 2004.

18. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at July 3, 2005 and June 27, 2004:

	2005	2004
Minimum pension liability	$(109,655)	$(71,889)
Foreign currency translation adjustments	(13,253)	(13,054)
	$(122,908)	$(84,943)

The accumulated other comprehensive loss related to the minimum pension liability is net of tax benefits of $17,000.

19. Business Segment and Geographic Information

The Company currently operates within a single business segment, Digital Power Products. The segment contains two product categories, components and systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral. The Company has no single customer whose purchases represented 10% of the Company’s total revenue in fiscal year 2005. To reduce the concentration of credit risk, management has from time to time factored accounts receivable.

During the year ended July 3, 2005, sales of components were $154,156 and sales of systems were $88,233. During the year ended June 27, 2004, sales of components were $162,427 and sales of systems were $67,853. During the year ended June 29, 2003, sales of components were $117,138 and sales of systems were $63,139.

Information with respect to the Company’s foreign subsidiaries follows:

For the fiscal year	2005	2004	2003
Sales	$122,245	$125,853	$87,388
Income from operations	5,568	2,630	642
Identifiable assets	124,372	119,260	116,103
Capital expenditures	7,282	4,941	7,264
Depreciation and amortization	6,907	7,115	6,352

Income from operations for foreign subsidiaries includes an allocation of $1,020 of corporate costs incurred in the United States in fiscal years 2005 and 2004. Sales by foreign subsidiaries include only sales of products to customers outside of the U.S.

The majority of the Company’s international operations are in Italy. Fiscal 2005 sales by the Company’s subsidiary in Italy were $105.4 million. The Company holds assets in the U.S., Italy, Hungary, China and Canada totaling $229.2 million, of which $102.5 million are held in Italy, including net property, plant and equipment of $18.2 million and goodwill of $11.8 million.

Export sales from the United States were $12,088, $6,969 and $8,839 in fiscal years 2005, 2004 and 2003, respectively.

20. Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the restatement of three quarters of fiscal 2005 and all quarters of fiscal 2004 for income taxes, and the reclassification of the Company’s telecom business as discontinued operations for all periods presented as described in Notes 1 and 3 respectively in Notes to Consolidated Financial Statements.

	Oct 3,	Jan 2,	Apr 2,
	2004	2005	2005	Jul 3,
Fiscal 2005 quarter ended	(restated)	(restated)	(restated)	2005
Net sales	$66,208	$61,999	$57,038	$57,144
Gross profit	16,121	15,602	14,164	14,106
Income (loss) from continuing operations before income taxes	1,736	2,317	(1,366)	557
Provision for income taxes	635	540	550	700
Net income (loss) from continuing operations	1,101	1,777	(1,916)	(143)
Loss from discontinued operations	(561)	(1,615)	(23,085)	(2,428)
Net income (loss)	$540	$162	$(25,001)	$(2,571)
Per common share:
Basic and diluted:
Net income (loss) from continuing operations	$0.04	$0.07	$(0.07)	$(0.01)
Loss from discontinued operations	$(0.02)	$(0.06)	$(0.81)	$(0.08)
Net income (loss)	$0.02	$0.01	$(0.88)	$(0.09)

The quarter ended January 2, 2005 includes $1,300 income from the sale and license of rights and patents in income from continuing operations.

The quarter ended April 2, 2005 includes a $21,977 charge for an arbitration award related to a patent infringement claim included in loss from discontinued operations.

All quarters include an increase of $400 provision for income taxes as restated to increase the valuation allowance against the Company’s deferred tax assets, with a corresponding effect on net income (loss).

	Sep 28,	Dec 28,	Mar 28,	Jun 27,
	2003	2003	2004	2004
Fiscal 2004 quarter ended	(restated)	(restated)	(restated)	(restated)
Net sales	$46,668	$55,818	$61,832	$65,962
Gross profit	10,339	12,505	15,059	16,400
Income (loss) from continuing operations before income taxes	(2,133)	(3,036)	671	1,728
Provision for income taxes	400	400	400	5,500
Net income (loss) from continuing operations	(2,533)	(3,436)	271	(3,772)
Loss from discontinued operations	(1,506)	(1,012)	(518)	(565)
Net loss	$(4,039)	$(4,448)	$(247)	$(4,337)
Per common share:
Basic and diluted:
Net income (loss) from continuing operations	$(0.11)	$(0.12)	$0.01	$(0.13)
Loss from discontinued operations	$(0.06)	$(0.04)	$(0.02)	$(0.02)
Net loss	$(0.17)	$(0.16)	$(0.01)	$(0.15)

The quarter ended June 27, 2004 includes $1,022 of interest income related to a tax refund settlement and a $693 charge for write-down of investments.

All quarters include an increase of $400 provision for income taxes as restated to increase the valuation allowance against the Company’s deferred tax assets, with a corresponding effect on net income (loss).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of July 3, 2005 and June 27, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 3, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at July 3, 2005 and June 27, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the fiscal 2004 and 2003 consolidated financial statements have been restated with respect to the accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.’s internal control over financial reporting as of July 3, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2005, expressed an adverse opinion thereon.

/s/ ERNST & YOUNG LLP
Woodland Hills, California
September 30, 2005

Board of Directors

Andrew G. Galef,  Chairman of the Board

Thomas G. Boren,  President & Chief Executive Officer, Magnetek, Inc.

Dewain K. Cross,  Retired Senior Vice President, Finance, Cooper Industries, Inc.

Yon Y. Jorden,  Former Executive Vice President & Chief Financial Officer, Advance PCS

Paul J. Kofmehl,  Retired Vice President & Group Executive, IBM

Mitchell I. Quain,  Principal at Charter House Group International, Inc.

Robert E. Wycoff,  Retired President, Atlantic Richfield Company

Corporate Officers

Thomas G. Boren,  President & Chief Executive Officer

Antonio Canova Ph.D,  Executive Vice Presient, Power Electronic Products

Alexander Levran Ph.D, Executive Vice President, Chief Technology Officer

Peter M. McCormick, Executive Vice President, Power Control Systems

David P. Reiland, Executive Vice President & Chief Financial Officer

Stephen R. Torres,  Executive Vice President, Alternative Energy

Tina D. McKnight, Vice President, General Counsel & Secretary

Marty J. Schwenner, Vice President & Controller

Stockholder Information

10-K Report

Magnetek’s Annual Report on Form 10-K for the fiscal year ended July 3, 2005, including the Company’s financial statements and related schedules for the fiscal year ended July 3, 2005, is included herein beginning on page 41. Exhibits to Magnetek’s Form 10-K have been filed with the Securities and Exchange Commission. Most of these exhibits can be accessed from the Investor Information section of the Company’s website or on the SEC’s Edgar website at http://www.sec.gov/cgi-bin/browse-edgar?actiongetcurrent. Other exhibits are available upon request to Magnetek, subject to payment of a reasonable fee to cover the Company’s cost of furnishing such exhibits. To request an exhibit from the Company, please contact:

Investor Relations Department

Magnetek, Inc.
8966 Mason Avenue
Chatsworth, CA 91311
Telephone: 1-818-727-2216 (extension 111)
Web Site Address: http://www.magnetek.com

Annual Stockholders’ Meeting

Magnetek’s fiscal 2005 stockholders’ meeting will be held on Wednesday, November 9, 2005 at 10:00 a.m. Pacific time at 10900 Wilshire Boulevard, Los Angeles, CA 90024.

Stockholder Information

The following table sets forth the high and low sales prices of the Company’s Common Stock on the New York Stock Exchange during each quarter of fiscal 2004:

Quarter Ending	High	Low
October 3, 2004	$8.40	$5.26
January 2, 2005	7.87	5.97
April 3, 2005	6.94	4.50
July 3, 2005	5.40	1.90

Magnetek’s Common Stock is listed on the New York Stock Exchange under the ticker symbol “MAG”. As of September 12, 2004 there were 202 holders of record of the Company’s Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is American Stock Transfer & Trust Company: 1-718-921-8380.