Form 10-K, Exhibit 13
period 2006-07-02
MAGNETEK INC
filed 2006-09-29
CIK 751085

Exhibit 13.1

MAGNETEK
UNCOMMON POWER

Fiscal 2006 Annual Report

MAGNETEK UNCOMMON POWER

MAGNETEK UNCOMMON POWER

MAGNETEK UNCOMMON POWER

MAGNETEK UNCOMMON POWER

Front Cover: What is the ‘New’ Magnetek?

Magnetek was formed in July of 1984 through a leveraged buy-out of Litton Industries’ Magnetics Group and went public in July of 1989 (NYSE: MAG) as a general electrical equipment manufacturer. Today, Magnetek is much more highly focused, serving selected segments of traditional and emerging markets that are becoming increasingly dependent on digital power, control and systems technology:

•  In material handling, we provide Energy Engineered™ drives, radio remote controls, braking and collision-avoidance subsystems, motors and more to most of America’s builders of overhead cranes and hoists.

•  In people-moving we specialize in designing and manufacturing highly integrated Energy Engineered motion-control subsystems for elevators, serving the world’s foremost ‘lift’ builders.

•  In mining we focus on coal, our country’s most abundant fossil-fuel, building the Energy Engineered drives that enable mining equipment to recover that resource for refinement and, ultimately, “clean coal” energy.

•  In alternative energy which, together with coal, offers the best hope of reducing our dependence on foreign oil, we make digital power interfaces that tie fuel cells, wind turbines and solar arrays to the utility grid.

Magnetek’s Energy Engineered trademark means that our products: meet or exceed generally accepted industry and/or U.S. government standards for “high efficiency”; meet or exceed customer specifications for power efficiency and integrity; and/or, when properly applied, enhance the efficiency or environmental compatibility of the systems into which they are incorporated.

Today, Magnetek operates two manufacturing plants in the United States and one in Canada, together employing 308 talented, dedicated people. For the fiscal year ended July 2, 2006, the Company had revenue of $83 million.

Chairman/CEO Letter	1
Management’s Discussion and Analysis	5
Consolidated Financial Statements	17
Notes to Consolidated Financial Statements	21
Annual Report on Form 10K	43
Stockholder Information	Inside Back Cover

Caution Regarding Forward-Looking Statements.   This Annual Report and Form 10-K, including documents incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “estimate”, “anticipate”, “intend”, “may”, “might”, “will”, “would”, “could”, “project” and “predict”, or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in the Chairman/CEO’s Letter, the section of this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the section of the Form 10-K entitled “Description of Business” include, but are not limited to, statements regarding projections of revenues, income or loss, capital expenditures, plans for future operations, products or services, legal issues and financing needs or expectations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in electronics, telecommunications, information technology, transportation, consumer products, industrial equipment and energy markets, international sales and operations, dependence on major customers, increased materials costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company’s ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Risk Factors Affecting the Company’s Financial Outlook”. Forward-looking statements contained in this Annual Report and Form 10-K speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Dear Fellow Shareholder:

As the Company description on the front cover suggests, Magnetek is restructuring itself—it is, in essence, becoming a new Company.

We are in the final stages of divesting our Power Electronics Group (PEG). We expect this divestiture to leave Magnetek substantially debt-free, able to meet its financial obligations, and solidly positioned in markets offering not only long-term stability but also excellent growth potential and profitability (historically in excess of 30%, gross margin).

PEG’s fiscal 2006 and prior results have therefore been included in “Results of Discontinued Operations”. Related adjustments in operating results and asset values are reflected in the Financial Statements that follow and are addressed in Management’s Discussion and Analysis on page 5.

At first glance, the divestiture of PEG appears to change Magnetek in a big way. And quantitatively it will; as reported in last year’s annual report, in 2005 PEG accounted for two-thirds of Magnetek’s revenue (although only half of its operating profit, before corporate expense). But upon reflection, the decision to divest PEG simply accelerates Magnetek’s often-stated strategy: to concentrate increasingly on high-margin digital-power-based systems businesses. (See: What is the ‘New’ Magnetek, opposite.)

We are as convinced as ever that this strategy will pay off. But what factors led to our rather sudden up-shift in the execution of our strategy, and where will it take us?

Those who have read Magnetek’s past reports know that our Company has been operating under a burden of legacy issues. During fiscal 2005 and 2006, these issues came to the fore. Specifically:

•       A patent infringement lawsuit filed against Magnetek in 1998 culminated in a $23.4 million arbitration award on May 3, 2005. We petitioned the U.S District Court for the Northern District of Illinois to vacate the award based on fraud. While the patent in question has since been declared unenforceable in another case in the same Court, we must hold funds in escrow to pay the award until a decision is reached in our case.

•       We currently retain a pension obligation dating back to the mid-1990s when Magnetek was a $1.5 billion electrical equipment manufacturer. Benefits under this defined-benefit pension plan were “frozen” in 2003; but based on current actuarial measures, we must begin making cash contributions to the pension trust in October of 2007 averaging some $20 million annually for several years.

With debt-to-equity exceeding 1-to-1 and such large cash commitments looming, it would have been very difficult to finance an effective strategy of upward integration into systems. As we announced on May 12, 2006, we engaged Stephens Inc., an investment banking firm experienced in the power technology field, to help us evaluate various cash-raising alternatives, including asset sales and capital market transactions.

In the ensuing months, no viable alternative went unexplored. However, capital market transactions were relegated to options of last resort, as they would entail incurring more high-priced debt and/or risking stock dilution. On the asset-sale side, a number of operating units and product lines were assessed, and a few were “shopped” to determine their marketability. Smaller divisions and product lines were ruled out because they are not “stand-alone”, their sale would compromise the performance of sister operations, or they would not bring in enough cash.

That left the largest stand-alone parts of the Company: the Power Electronics Group (PEG) and Power Control Systems (PCS). Our decision to divest PEG was based largely on the fact that the fragmented power electronics industry is consolidating, as sheer size becomes a competitive factor, and due to cash constraints we could not be a consolidator. Our decision to retain and focus on Power Control Systems was based on our strategic business shift into systems mentioned above.

Power Electronics Group Divestiture

PEG’s products include, primarily, switching power supplies, rectifiers, battery chargers, power converters and power inverters custom-designed for original equipment manufacturers (OEMs) who “embed” them in their products. PEG operated at a loss in fiscal 2006, primarily due to inefficiencies and costs incurred in moving higher-volume manufacturing to a new factory in China while downsizing factories elsewhere.

Nevertheless, PEG made an attractive acquisition candidate because of its state-of-the-art technology, elite engineering staff, impressive customer list, and historical record of profitability. Also, PEG is well along in establishing low-cost manufacturing capability in China, an attractive capability for many prospective acquirers.

At the same time, we obviously believe that our divestiture of PEG holds immediate as well as long-term benefits for Magnetek’s shareholders. Specifically, we expect net proceeds from the sale of PEG should enable us to meet all of the following objectives by December 2007:

•       Pay off Long-Term Debt. (While the arbitration case referenced above will have a bearing on this, a decision unfavorable to Magnetek would not prevent us from paying down debt with divestiture proceeds.)

•       Make a sufficiently large cash contribution to Magnetek’s pension fund to reduce or potentially eliminate the need for further contributions to the fund, thus restoring Stockholders’ Equity to well above $100 million.

•       Reduce Corporate overhead, a substantial portion of which is pension expense that would be reduced or eliminated by the aforementioned cash contributions.

•       Focus on our Power Control Systems business, enabling the Company to achieve gross margins of around 30% with positive operating margins and net income.

•       Use Magnetek’s $146 million of net operating loss carry-forwards (NOLs), most of which do not expire until after 2020, to shelter income from taxes.

•       Generate consistent positive cash flow for investment, both internal and external, in promising growth businesses.

In short, given three to six months to consolidate operations and relocate administrative functions, we expect Magnetek to emerge as a solidly profitable company with positive cash flow, negligible debt and outstanding growth opportunities.

Prospects in Power Control Systems

Going forward, Magnetek will be exclusively a digital power-based systems integrator, serving selected segments of traditional and emerging commercial markets that are becoming increasingly dependent on “smart” power. We will no longer be in the embedded power electronic components business.

As we said in last year’s annual report, we believe that a key driver of Magnetek’s future growth and profitability will be the capability of our products to help generate and utilize energy more efficiently. We have lost none of that conviction or capability by focusing on commercial power control systems. Consider the following examples:

•       Material handling automation.   In April, Magnetek signed an agreement with Eaton Corp. (NYSE: ETN), taking over responsibility for design, manufacturing, sales and service of Eaton direct DC (DDC) crane and hoist drive systems under our OmniPulse™ brand name. Already a clear leader in AC crane and hoist drive systems, Magnetek’s addition of the OmniPulse line should further enhance our position in the Overhead material handling market. In North America alone, there are some 3,000 factory cranes running with traditional DC controls that could be retrofitted with energy-saving DDC drive systems over time.

•       Elevator motion control systems.   While savings vary with elevator use, high-rise building owners typically can expect energy savings of up to $2,000 a year per elevator by installing Magnetek’s new Quattro™ regenerative drive systems versus non-regenerative systems. Since it represents less than 10% of the cost of a $150,000 elevator retrofit, Quattro can pay for itself in five years. In August, we announced receipt of our first production orders for energy-saving Quattro DC drive systems from Otis Elevator and KONE Corporation.

•       Commercial energy interfaces.   Clean energy is a major potential growth market that is dependent upon digital-power interfaces to connect fuel cell, wind and solar power sources to the utility grid. Magnetek has been building 250-kilowatt fuel-cell interfaces for United Technologies for more than a decade. Leveraging this technology, we developed multi-megawatt Marin™ wind inverters for large wind turbines. We expect these systems, just introduced, to be the main source of revenue in our Alternative Energy business.

Refocusing on Digital-Power-Based Systems

Magnetek’s transition from, predominantly, a manufacturer of custom power-electronic products for OEM and consumer markets to an Energy Engineered™ systems integrator changes our role from meeting customer-defined specifications to addressing market-defined needs. By so doing we stand to increase our profitability substantially; however, we must choose our markets carefully. We must see our way clear to gaining prominent share positions in well-defined market niches with constantly expanding products and services.

Our policy is not to compete in commodity markets. Furthermore, depending on the size of the market niche served, our philosophy is always to rank among the top five suppliers to that market, with the goal of being number one.

Historically, our Power Control Systems group has done this quite well. Today, Magnetek commands approximately half of the $100 million domestic crane and hoist controls market. In AC-powered crane controls, Magnetek is already the clear leader in North America, with a 73% market share. The global market for both AC and DC crane control systems exceeds half a billion dollars a year, and is growing at an estimated 20% annually. Factoring in new products like the OmniPulse™ DDC drives mentioned above and our Telemotive™ line of radio remote controls, we believe we have plenty of room for future growth just in overhead material handling.

The global elevator motion control market addressed by Magnetek amounts to an estimated $80 million a year, of which we already command approximately 25%. Including aftermarket and OEM outsourcing of motion control subsystems, this market niche is growing at an estimated 24% a year; and with state-of-the-art products such as the Quattro drive systems noted above, we believe that we can double revenues from our elevator line within three years.

Large Wind and Coal vs. Oil Dependence

We have set our sights on promising energy markets as well. While Magnetek’s revenues from alternative energy are still relatively small, dramatic growth is possible due to our advanced technology and market-niche philosophy.

In the mid-1990s, Magnetek’s Milwaukee-based Power Control Systems group developed the first power interfaces for United Technologies’ self-contained 200-kilowatt power plant fuel cells. Today, we remain the world’s leading builder of commercial-size fuel cell power inverters, with more than 100 installations totaling over 30 megawatts and 1.5 million operating hours in the field. As previously noted, we have turned this “home-grown” technology into multi-megawatt power interface systems for commercial-size wind-turbines, and will launch a new line of commercial solar photovoltaic (PV) power inverters in 2007.

Wind power currently represents a $400-million global market for digital power interfaces, and is growing nearly 30 percent annually. Given the worldwide shortage of solar PV materials and cells, and the fact that “large wind” is now cost-competitive with fossil-fuel-generated power, we believe wind power will grow by leaps and bounds in the years immediately ahead.

Our new Marin™ wind inverters come in modular “power clusters” that can deliver up to five megawatts of clean alternating current to the utility grid from a single wind turbine. They are designed for the latest wind technology: full-conversion, variable-speed turbines with direct-drive or permanent-magnet generators. Only two independent interface builders deliver this kind of technology in the North American market; Magnetek is one of them. And we are actively targeting the 40% of large domestic turbine builders that don’t have internal power interface capabilities. This—plus the fact that we are just entering the large wind business—leads us to believe that Magnetek’s revenue growth in this business can be significant for years to come.

Geographically, there are significant opportunities in North America alone, with wind power generation expected to grow at over 24% annually through 2010. It is here that Magnetek builds all of its large power inverters, and it is here that our primary alternative energy efforts will be focused.

Nor are we counting solely on alternative energy. Magnetek’s advanced motion control systems are used in coal mining as well as material handling and people-moving. Over-dependence on foreign oil cannot be broken by alternative energy sources alone. For economic as well as environmental reasons, the United States must take advantage of its most abundant domestic energy resource through “clean coal” technology (driven by Federal energy subsidies). So Magnetek stands to benefit from both alternative and traditional energy sources in the years ahead.

2007: Entering a New Era for Magnetek

To summarize: during fiscal year 2007 we expect Magnetek to emerge as a new Company. One able to fund its pension trust, resulting in increased Stockholders Equity, cut corporate overhead in half, increase quarterly gross profit margins to near 30 percent, get back into the black, begin using its abundant NOLs to shelter profits and cash flow, and concentrate full time on its most consistent and promising businesses.

Simply stated, the new Magnetek provides power control systems for material handling, people-moving, mining and alternative energy—all markets that are becoming increasingly dependent on digital technology. We are America’s largest supplier of digital drive systems for industrial cranes, hoists and movable bridges. We are the world’s largest independent builder of digital motion control systems for elevators. We are the leading builder of power conditioners for commercial fuel cells; we are about to enter the large wind market in a big way; and we are a provider of a new generation of digital drive systems for coal mining as well.

The opportunities open to us in all of Magnetek’s addressed markets are excellent. We are preparing the Company, both operationally and financially, to take full advantage of these opportunities—and to expand upon them. We appreciate your patience through what was a watershed year in fiscal 2006, and we invite your renewed confidence and continued support as we enter a new era for Magnetek in 2007.

SELECTED FINANCIAL DATA

The selected financial data for Magnetek, Inc. (the “Company” or “Magnetek”) presented below reflect the reclassification of the Company’s power electronics business and telecom power business as discontinued operations for all periods presented, as described in Notes 1 and 2 of Notes to Consolidated Financial Statements.

Statement of Operations Data

For the years ended (Amounts in thousands, except per share data)	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003	June 30, 2002
Net sales	$83,102	$75,999	$67,853	$63,139	$65,349
Gross profit	26,687	24,035	21,205	21,177	18,285
Gross profit %	32.1%	31.6%	31.3%	33.5%	28.0%
Income (loss) from operations	$(2,877)	$(4,133)	$(4,975)	$27,159	$1,790
Net income (loss):
Continuing operations	$(7,091)	$(5,537)	$(10,680)	$15,411	$2,948
Discontinued operations	(39,758)	(21,333)	(2,391)	(51,255)	(1,540)
Net income (loss)	$(46,849)	$(26,870)	$(13,071)	$(35,844)	$1,408
Per common share - basic and diluted:
Net income (loss) from continuing operations	$(0.25)	$(0.19)	$(0.39)	$0.65	$0.13
Net loss from discontinued operations	$(1.37)	$(0.75)	$(0.09)	$(2.17)	$(0.07)
Net income (loss)	$(1.62)	$(0.94)	$(0.48)	$(1.52)	$0.06

Net loss for the fiscal year ended July 2, 2006 includes asset impairment charges of $37,843 included in discontinued operations.

Net loss for fiscal year ended July 3, 2005 includes a $21,977 patent arbitration charge included in discontinued operations.

Net loss for the fiscal year ended June 27, 2004 includes a $6,700 provision for income taxes to increase the valuation allowance against the Company’s deferred tax assets.

Net loss for the fiscal year ended June 29, 2003 includes a $27,771 pre-tax gain ($17,218 after-tax) from termination of the Company’s retiree medical plan; discontinued operations includes after-tax charges of $38,698 for asset impairment and a $3,275 after-tax charge for settlement of litigation.

Balance Sheet Data

(Amounts in thousands)	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003	June 30, 2002
Total assets	$232,463	$229,180	$228,024	$221,326	$304,891
Long-term debt, including current portion	27,455	3,980	4,295	9,250	-
Other long term obligations	-	-	-	-	33,699
Pension benefit obligations	45,494	70,568	31,366	51,356	74,363
Stockholders’ equity	42,908	46,060	109,922	78,671	142,819

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since fiscal year 2001, Magnetek has been a global provider of digital power-electronic products, including electronic converters, inverters, rectifiers and systems. We have operated in a single business segment, Digital Power Products, comprised of two broad product categories, systems and components. Our products are used primarily in industrial, telecommunications, data processing, consumer, imaging, alternative energy, power generation and other applications.

Our operating results for the past several years have been negatively impacted by asset impairment and restructuring charges, and other expenses related to businesses we no longer own, including a $22 million charge for goodwill impairment in fiscal 2006 and a $22 million charge in fiscal 2005 for a patent infringement arbitration award (see Note 11 of Notes to Consolidated Financial Statements). Our fiscal 2006 cash flows have been negatively impacted by higher interest expense and costs incurred to obtain new financing agreements, and we expect our future cash flows will be impacted by scheduled debt repayments and pension contributions in fiscal years 2007 and 2008. As a result, during the fourth quarter of fiscal 2006, we completed a review of various cash raising alternatives to enable us to address these pending obligations as well as provide funds for future growth initiatives, and we decided to divest our power electronics business (components).

Going forward, we intend to focus on digital power control systems and operate solely in this product category. Our systems and subsystems are used primarily in material handling, motion control and alternative energy applications requiring precise, efficient, reliable power. We believe that with our technical and productive resources we are well positioned to respond to increasing demand for such power.

Our power control systems consist primarily of programmable motion control and power conditioning systems used in the following applications: cranes and hoists; elevators; mining; fuel cell, and wind markets.

Our power electronics business (to be divested) is engaged in the manufacture of embedded power electronic products, which are sold primarily to original equipment manufacturers for installation in their products and include: AC-to-DC switching power supplies, AC-to-DC rectifiers and battery chargers, DC to-DC power converters, and DC-to-AC power inverters. These products are used primarily in telecommunications (telecom), data processing and storage, digital imaging, semiconductor processing and testing equipment, medical instrumentation and home appliances. The business has manufacturing and administrative facilities in Italy, China, Hungary and Chatsworth, California, and accounted for $166 million, or 69%, of our reported net sales for fiscal year 2005 of $242 million. Upon divestiture of the power electronics business, we will no longer have any operations in Italy, China or Hungary, and our operations will be based primarily in North America.

Accordingly, during the fourth quarter of fiscal year 2006, we reclassified the assets and liabilities of our power electronics business as held for sale, and the results of operations of this business as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements). Subsequent to July 2, 2006, we entered into an agreement to sell the business to Power One, Inc. for $71.7 million in cash plus the assumption of $16.7 million in debt. We intend to use the proceeds from the sale of the business primarily to repay debt and fund pension obligations. The transaction is expected to be completed during October 2006.

During fiscal year 2005, we reclassified the assets and liabilities of our telecom power business as held for sale, and the results of operations of this business as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements). While we have not yet divested this business as of July 2, 2006, the business is being actively marketed to potential interested parties at a price that is reasonable.

We also recorded other expenses related to previously divested businesses as discontinued operations, including a fiscal 2005 charge for an arbitration award in a patent infringement claim of $22.0 million (net of an amount of $1.4 million previously recorded) and related legal fees, as well as certain expenses for product liability claims, environmental issues, and asbestos claims. All of these issues relate to businesses we no longer own and most relate to indemnification agreements we provided when we divested those businesses.

Prior period amounts related to the power electronics and telecom businesses, and expenses related to other divested businesses have also been reclassified in the accompanying consolidated financial statements and footnotes for all periods presented in order to conform to the current year presentation.

As stated above, upon divestiture of our power electronics business, our remaining power control systems business will be comprised mainly of operations in North America based in Menomonee Falls, Wisconsin. Our results of continuing operations reflected in the accompanying consolidated financial statements include the results of power control systems and corporate operating expenses for all periods presented. The divestiture of our power electronics business will result in a smaller company in terms of sales but our gross margins in power control systems have historically exceeded 30%. We intend to further consolidate administrative facilities during fiscal 2007, and we believe that the resulting cost savings, together with a reduction in pension expense from expected contributions to our pension plan and lower interest expense from reduced borrowings, should enable us to return to profitability and positive cash generation in the second half of fiscal 2007.

Continuing Operations

Demand in certain of our key markets, mainly material handling, was strong during fiscal 2006 and our sales increased to $83.1 million, an increase of 9% from fiscal 2005 sales of $76.0 million, while gross profit rose to 32.1% from 31.6%. Our research and development (R&D) expense increased to more than $4 million, as we continued to invest in developing new products for existing and new markets, including alternative energy products for wind applications. We will continue to invest in R&D going forward, although the rate of growth in R&D investment may slow in fiscal 2007. Fiscal 2006 selling, general and administrative (SG&A) expense increased by more than $1 million compared to fiscal 2005, and at $25.5 million, represents more than 30% of sales. Upon the divestiture of our power electronics business, we expect to consolidate administrative offices and implement cost reduction actions, both in terms of payroll costs and pension expense, as we plan to contribute to our defined benefit pension plan in fiscal 2007. Our future annual pension expense will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of contributions we make to the plan.

Capital expenditures in fiscal 2006 of $1.0 million were roughly equal to depreciation expense of $1.1 million. Our total long-term debt increased during fiscal 2006 by $23.5 million to $27.5 million, mainly due to a deposit to an escrow account in November 2005 to fund payment of a patent arbitration award in the event our appeal of the award is unsuccessful. We did not make any contributions to our defined benefit pension plan in fiscal 2006. Under current regulations, no mandatory contributions are expected through fiscal 2007, however, required contributions in periods subsequent to fiscal 2007 could be significant (see “Summary of Contractual Obligations and Commitments” below). Due mainly to an increase in interest rates during the fiscal year, our pension benefit obligation decreased by $28.8 million with a related increase in equity of $28.8 million due to a decrease in our minimum pension liability.

We are also focusing our development and marketing capabilities on higher margin systems applications and markets. As noted above, we plan to further consolidate administrative operations and functions in fiscal 2007, however future sustained profitability is dependent upon improvement in revenues and gross margins, and successful implementation of our strategy to penetrate higher margin markets.

Discontinued Operations

Our fiscal 2006 loss from discontinued operations, comprised of our power electronics business, our telecom power business and certain corporate legacy costs, was $39.8 million. The loss includes charges for goodwill impairment of $22.4 million, the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million, and inventory charges of $4.5 million, all related to our power electronics business.

We also incurred $3.6 million of expenses in fiscal 2006 related to businesses we no longer own, comprised mainly of environmental expenses and costs related to our appeal of the Nilssen arbitration award. In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement claim brought against us by Ole K. Nilssen (see Note 11 of Notes to Consolidated Financial Statements). In settlement of pending litigation, we had agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Mr. Nilssen of $23.4 million. The amount due was to be paid within ten days of the award, however, we are currently contesting the award in Federal court on grounds that the patent and related award were fraudulently obtained. Our request for oral argument was granted and a hearing took place on October 19, 2005. A decision has not been announced. Since the patent infringement award relates to a business we divested in June 2001, the accompanying consolidated financial statements reflect the impact of this award, net of amounts previously recorded of $1.4 million, in discontinued operations in fiscal 2005. Mainly as a result of this award, our fiscal 2005 loss from discontinued operations was $21.3 million.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 2, 2006 COMPARED WITH YEAR ENDED JULY 3, 2005

Net Sales and Gross Profit

Net sales increased 9.3% to $83.1 million in fiscal 2006 from $76.0 million in fiscal 2005. The increase in net sales in fiscal 2006 is due primarily to increased sales of material handling systems, $5.4 million, and increased sales of alternative energy products, $1.6 million. Fiscal 2006 contained fifty-two weeks while fiscal 2005 contained fifty-three weeks.

Gross profit in fiscal 2006 increased to $26.7 million (32.1% of sales) compared to $24.0 million (31.6% of sales) in fiscal 2005. The $2.7 million improvement in gross profit is due to higher sales of material handling systems and reduced manufacturing costs from consolidation of our manufacturing facilities in North America.

Operating Expenses

Research and development expense was $4.1 million in fiscal 2006, or 4.9% of sales, compared to $3.9 million, or 5.1% of sales, in fiscal 2005. The increase spending in R&D expense reflects our continuing investment in product development for new markets and applications such as alternative energy for wind markets. Selling, general and administrative expense was $25.5 million, or 30.7% of sales, in fiscal 2006 compared to $24.2 million, or 31.9% of sales, in fiscal 2005. Selling expenses were $8.3 million, or 10.0% of sales, in fiscal 2006 compared to $8.1 million, 10.7% of sales, in fiscal 2005. The increase is mainly due to higher volume-related expenses in fiscal 2006 as compared to fiscal 2005. General and administrative expense (G&A) was $17.2 million in fiscal 2006 compared to $16.1 million in fiscal 2005. The increase of $1.1 million in G&A expense in fiscal 2006 is due to higher pension expense, $2.3 million, partially offset by lower restructuring expenses of $0.8 million and lower rent expense of $0.8 million from relocation and consolidation of administrative facilities.

Loss from Operations

Loss from operations was $2.9 million in fiscal 2006 compared to a loss from operations of $4.1 million in fiscal 2005. The reduced loss from operations in fiscal 2006 compared to fiscal 2005 was due to higher sales volume which resulted in increased gross profit, cost savings from consolidation of facilities, and the absence of restructuring charges in fiscal 2006, partially offset by higher pension expense and selling expenses.

Interest Income and Expense

Interest income was $0.7 million in fiscal 2006 compared to $0.1 million in fiscal 2005. Interest expense was $3.4 million in fiscal 2006 compared to $0.5 million in fiscal 2005, and as a result net interest expense increased $2.3 million in fiscal 2006 compared to fiscal 2005. The increase in net interest expense in fiscal 2006 was due to higher outstanding debt balances, due mainly to borrowings associated with the Nilssen patent arbitration award (see Note 11 of Notes to Consolidated Financial Statements), and higher deferred financing amortization expense. In November 2005, we deposited $22.6 million into escrow to satisfy payment of the award in the event our appeal is not successful. The escrow deposit was funded by our $18.0 million term loan and $4.6 million from our revolving debt facility. The term loan bears interest at a current rate of 12.6% while we receive interest on the escrow deposit at a current rate of 4.7%. As a result, both our reported interest income and expense increased in fiscal 2006 as compared to fiscal 2005.

Deferred financing amortization expense included in interest expense was $0.9 million in fiscal 2006 compared to $0.3 million in fiscal 2005. The increase in deferred financing amortization expense in fiscal 2006 compared to fiscal 2005 was due to costs incurred in obtaining our new credit agreements entered into on September 30, 2005, as well as the accelerated amortization of deferred financing costs under our previous credit agreements.

Provision for Income Taxes

We recorded a provision for income taxes of $1.5 million in fiscal 2006, comprised of $1.1 million (non-cash) primarily to increase the deferred tax liability for tax deductible amortization of goodwill and $0.4 million related to our foreign operations. As of July 2, 2006, our U.S. net operating loss carryforward (“NOL”) was approximately $146 million and our capital loss carryforwards were approximately $31 million. The potential tax benefit of these carryforwards, approximately $73 million, has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at July 2, 2006. Our NOL and capital loss have carry-forward periods of 15 to 20 years with expiration dates ranging from 2013 to 2026. Since our balance sheet reflects no benefit of such NOL’s, we anticipate that no federal tax expense (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

We operate in several tax jurisdictions and are subject to a variety of income and related taxes, and as a result, we may record tax expense on a consolidated basis despite pre-tax losses in the U.S. Although we anticipate little or no tax on income generated in the U.S., income generated by our foreign operations cannot be offset with U.S. net operating losses. Therefore we anticipate there will be tax expense in fiscal 2007 associated with our foreign operations.

Loss from Continuing Operations

In fiscal 2006, we recorded a loss from continuing operations of $7.1 million, or $0.25 per share, basic and diluted, compared to a fiscal 2005 loss from continuing operations of $5.5 million, or $0.19 per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2006 of $39.8 million, or $1.37 per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2005 of $21.3 million, or $0.75 per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2006 is comprised of a goodwill impairment charge of $22.4 million (see Note 3 of Notes to Consolidated Financial Statements), a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of our power electronics business, operating losses in our power electronics business of $2.8 million, operating losses in our telecom business of $0.4 million, and other expenses related to businesses we no longer own, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related costs, totaling $3.6 million. The loss from discontinued operations in fiscal 2005 is comprised of a charge for an arbitration award related to a patent infringement claim of $22.0 million, operating losses in our telecom business of $1.0 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $4.7 million, partially offset by operating income in our power electronics business of $6.4 million.

Net Loss

We recorded a net loss in fiscal 2006 of $46.8 million, or $1.62 per share on both a basic and diluted basis, compared to a fiscal 2005 net loss of $26.9 million, or $0.94 per share on both a basic and diluted basis.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 3, 2005 COMPARED WITH YEAR ENDED JUNE 27, 2004

Net Sales and Gross Profit

Net sales increased 12.0% to $76.0 million in fiscal 2005 from $67.9 million in fiscal 2004. The increase in net sales in fiscal 2005 is due primarily to increased sales of material handling systems, $6.8 million, increased sales of alternative energy products, $0.8 million, and increased sales of elevator products, $0.5 million. Fiscal 2005 contained fifty-three weeks while fiscal 2004 contained fifty-two weeks.

Gross profit in fiscal 2005 increased to $24.0 million (31.6% of sales) compared to $21.2 million (31.2% of sales) in fiscal 2004. The $2.8 million improvement in gross profit is mainly due to higher sales of material handling systems.

Operating Expenses

R&D expense was $3.9 million in fiscal 2005, or 5.1% of sales, compared to $3.1 million, or 4.6% of sales, in fiscal 2004. The increase in R&D expense reflects continued investment in product development for new markets and applications such as alternative energy for wind markets. Selling, general and administrative expense was $24.2 million, or 31.9% of sales, in fiscal 2005 compared to $23.1 million, or 34.0% of sales, in fiscal 2004. Selling expenses were $8.1 million, or 10.7% of sales, in fiscal 2005 compared to $7.1 million, 10.5% of sales, in fiscal 2004. The increase reflects higher sales volume as well as increased investment in marketing new products in alternative energy markets. G&A was $16.1 million in fiscal 2005 compared to $16.0 million in fiscal 2004. The increase of $0.1 million in G&A expense in fiscal 2005 is due to restructuring expenses of $0.8 million, payroll-related costs of $0.6 million and higher professional fees, partially offset by lower pension expense, $1.8 million.

Loss from Operations

Our loss from operations was $4.1 million in fiscal 2005 compared to a loss from operations of $5.0 million in fiscal 2004. The reduction in loss from operations was due mainly to higher sales volume and increased gross profit, partially offset by higher spending in R&D, higher volume-related selling expenses, and restructuring expenses.

Interest and Other Income and Expenses

Interest income was $0.1 million in fiscal 2005 compared to $1.2 million in fiscal 2004. Fiscal 2004 interest income includes $1.0 million of interest income related to a tax refund. Interest expense was $0.5 million in fiscal 2005 compared to $0.9 million in fiscal 2004. Fiscal 2005 and 2004 interest expense includes $0.3 million and $0.5 million, respectively, in deferred financing amortization expense.

Other expense in fiscal 2004 of $1.0 million primarily included a $0.7 million charge for write down of investments.

Provision for Income Taxes

We recorded a provision for income taxes of $1.0 million in fiscal 2005, comprised primarily of $0.9 million (non-cash) to increase the valuation allowance against U.S. net deferred tax assets to 100%.

Our fiscal 2004 provision for income taxes of $4.9 million largely reflects an increase to the valuation allowance against U.S. deferred tax assets to 100%, offset by a U.S. income tax refund related to a settlement with the Internal Revenue Service regarding certain proposed adjustments to previously filed tax returns.

Loss from Continuing Operations

In fiscal 2005, we recorded a loss from continuing operations of $5.5 million, or $0.19 per share, basic and diluted, compared to a fiscal 2004 loss from continuing operations of $10.7 million, or $0.39 per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2005 of $21.3 million, or $0.75 per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2004 of $2.4 million, or $0.09 per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2005 is comprised of a charge for an arbitration award related to a patent infringement claim of $22.0 million, operating losses in our telecom business of $1.0 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $4.7 million, partially offset by operating income in our power electronics business of $6.4 million. The loss from discontinued operations in fiscal 2004 is comprised of losses in our telecom business of $2.3 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees for the patent infringement claim and asbestos-related costs, totaling $1.3 million, partially offset by operating income in our power electronics business of $1.2 million.

Net Loss

We recorded a net loss in fiscal 2005 of $26.9 million, or $0.94 per share on both a basic and diluted basis, compared to a fiscal 2004 net loss of $13.1 million, or $0.48 per share on both a basic and diluted basis.

Liquidity and Capital Resources

Our cash balances increased $22.1 million during fiscal 2006, from $0.6 million at July 3, 2005 to $22.7 million at July 2, 2006, which includes restricted cash of $22.6 million. In November 2005 we deposited $22.6 million into an escrow account to fund payment of the Nilssen arbitration award in the event that our appeal of the award is not successful (see Note 11 of Notes to Consolidated Financial Statements). The deposit was funded by our $18.0 million term loan and borrowings of $4.6 million from our revolving credit facility. As a result, our outstanding debt balance increased $23.5 million during fiscal 2006, from $3.9 million at July 3, 2005 to $27.4 million at July 2, 2006. Our primary uses of cash in fiscal 2006 were for vendor payments, capital expenditures of $1.0 million, and loan origination and legal fees related to our new financing agreements of $1.9 million. We have no current requirements or plans for additional major capacity expansion and we currently anticipate capital expenditures in fiscal 2007 will be less than $2.0 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

During the fourth quarter of fiscal 2006, we completed our review of various cash raising alternatives to enable us to address pending dept repayment and pension obligations, as well as provide funds for operations and future growth initiatives, and we decided to divest our power electronics business. Subsequent to July 2, 2006, we entered into an agreement to sell the business to Power One, Inc. for $71.7 million in cash, plus the assumption of $16.7 million in debt. We expect the transaction to close in October 2006, and expect to use the proceeds primarily to repay debt, fund pension obligations and fund continuing operations.

On September 30, 2005, we entered into an agreement with Ableco Finance LLC providing for an $18.0 million term loan and an agreement with Wells Fargo Foothill, Inc. providing for a $13.0 million revolving credit facility. Borrowings under the term loan bear interest at the lender’s reference rate plus 5%, or, at our option, the London Interbank Offering Rate (LIBOR) plus 7.5%. Such rates may be increased by up to one percentage point depending upon the level of U.S. funded debt to EBITDA as defined in the agreement. The term loan requires quarterly principal payments of $1.0 million beginning October 1, 2006. Borrowings under the revolving loan bear interest at the bank’s prime lending rate plus 2.5% or, at our option, LIBOR plus 4%. Borrowings under the revolving credit facility are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The revolving credit facility also supports the issuance of letters of credit. Borrowings under the term loan and revolving credit facility are secured by substantially all of our domestic assets. We used funds from the revolving credit facility to fully repay all outstanding obligations under our previous financing agreement with Chase Bank, which expired on September 30, 2005. As of July 2, 2006, the $18.0 million term loan was outstanding, and approximately $9.4 million was outstanding under our revolving credit facility. The total of these two amounts, $27.4 million, is included in current portion of long-term debt in the accompanying consolidated balance sheet as of July 2, 2006 (see Note 5 of Notes to Consolidated Financial Statements).

As a result of lower than planned performance and certain expenses of discontinued operations, we were in violation of certain financial covenants included in our credit agreements for the quarter ended July 2, 2006. Accordingly, we have entered into a forbearance agreement with our lenders whereby the lenders have agreed not to take any action with respect to the covenant violations through October 31, 2006. In addition, Ableco has agreed to defer the initial $1 million term loan principal payment to October 31, 2006. If we are not able to complete the divestiture of our power electronics business prior to October 31, 2006, the lenders could require repayment of the outstanding debt or we would need to obtain additional waivers from our lenders.

Our fiscal 2006 cash flows have been negatively impacted by higher interest expense and costs incurred to obtain new financing agreements, and we expect our future cash flows will be impacted by debt repayments and pension contributions in fiscal years 2007 and 2008. The accumulated benefit obligation of our defined benefit pension plan exceeds plan assets as of July 2, 2006 (see Note 13 of Notes to Consolidated Financial Statements). We did not make any contributions to the plan during fiscal 2006, as none were mandated. Based upon current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2007. Depending upon changes in asset values and interest rates, as well as any discretionary contributions made by us in the interim period, required contributions in periods subsequent to fiscal 2007 could be significant.

We are subject to certain potential environmental and legal liabilities associated primarily with past divestitures (see Note 11 of Notes to Condensed Consolidated Financial Statements). In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement action brought against us by Mr. Ole K. Nilssen. In settlement of pending litigation, we agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Nilssen of $23.4 million, to be paid within 10 days of the award. Nilssen’s counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and we filed a counter-motion to vacate the award on grounds that it was fraudulently obtained. Our request for oral argument was granted and the hearing was held on October 19, 2005. The judge is expected to render his decision by mail after further consideration. An unfavorable decision by the Court could result in payment of the award by the Company to Nilssen in the amount of $22.6 million (the arbitration award of $23.4 million net of previously paid amounts of $0.8 million).

Based upon current plans and business conditions, we believe that proceeds from the sale of our power electronics business, borrowing capacity under our various credit facilities, and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other near-term commitments.

We do not have any off-balance sheet arrangements or variable interest entities as of July 2, 2006.

Summary of Contractual Obligations and Commitments

Future payments due under contractual obligations of the Company’s continuing operations as of July 2, 2006 are as follows (in thousands):

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
Debt repayment	$4,011	$23,435	$9	$-	$27,455
Operating leases	2,496	4,930	4,017	8,292	19,735
Purchase obligations	13,559	-	-	-	13,559
Pension funding	-	41,000	19,600	400	61,000
Total	$20,066	$69,365	$23,626	$8,692	$121,749

Pension funding amounts in the table above are based on current regulations and actuarial calculations at July 2, 2006. Actual funding amounts could vary, depending on future interest rate levels and values in equity and fixed-income markets.

The figures in the table above do not include our aggregate future minimum rentals to be received under noncancelable subleases of $8.4 million as of July 2, 2006.

The figures in the table above also exclude contractual obligations of the Company’s discontinued operations, which total $60.6 million, comprised of $23.5 million of purchase obligations, $24.3 million of debt repayments, operating leases of $4.3 million, and $8.5 million of other long-term obligations.

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

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. Items with no usage for the past twelve months and no expected future usage are considered obsolete, and are disposed of or fully reserved. Reserves for excess inventory are determined based upon historical and anticipated usage as compared to quantities on hand. Excess inventory is defined as inventory items with on-hand quantities in excess of one year’s usage and specified percentages are applied to the excess inventory value in determining the reserve. Our assumptions have not changed significantly in the past, and are not likely to change in the future. We feel that our assumptions regarding inventory valuation have been accurate in the past.

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

As indicated in Note 2 of Notes to Consolidated Financial Statements, during the fourth quarter of fiscal 2006, we committed to a plan to divest our power electronics business. In evaluating impairment in the carrying value of goodwill for this business, we used information contained in indications of value received from third parties during the process of marketing the business. Based on this information, we recorded a goodwill impairment charge for the power electronics business of $22.4 million in the fourth quarter of fiscal 2006, representing the difference between the estimated fair value and the carrying amount of the business (see Note 3 to Consolidated Financial Statements).

Pension Benefits

We sponsor a defined benefit plan that covers a number of current and former employees in the U.S. The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, expected rates of return on plan assets and mortality rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. Our plan assets are comprised mainly of common stock and bond funds. The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis. The expected rate of return on plan assets was 9.0% in each of fiscal 2006, 2005 and 2004. The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year. As of July 2, 2006, the discount rate was 6.375% as compared to 5.25% at July 3, 2005 and 6.375% at June 27, 2004. Changes in assumptions typically result in actuarial gains or losses that are amortized in accordance with the methods specified in SFAS No. 87, Employers’ Accounting for Pensions. An increase in the discount rate, as occurred during fiscal 2006, results in a decrease to our projected benefit obligation and an actuarial gain, which typically results in lower future pension expense.

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

Risk Factors Affecting the Company’s Outlook

Our future results of operations and the other forward-looking statements contained in our Report on Form 10-K and this Annual Report including this section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, involve a number of risks and uncertainties. In particular, the statements regarding future economic conditions, our goals and strategies, new product introductions, penetration of new markets, projections of sales revenues, manufacturing costs and operating costs, pricing of our products and raw materials required to manufacture our products, gross margin expectations, relocation and outsourcing of production capacity, capital spending, research and development expenses, the outcome of pending legal proceedings and environmental matters, tax rates, sufficiency of funds to meet our needs including contributions to our defined benefit pension plan, and our plans for future operations, as well as our assumptions relating to the foregoing, are all subject to risks and uncertainties.

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

Potential Sale of Power Electronics Business and Liquidity Impact

We are in the process of divesting our power electronics business and expect to complete the transaction during October 2006. While we have entered into a definitive agreement for this divestiture, it cannot be certain that the divestiture will close. Also, while we expect the proceeds of the divestiture will be sufficient to enable us to repay debt and fund pension obligations as well as fund ongoing operations, it cannot be certain that these actions will eliminate all future pension funding obligations.  In addition, it cannot be certain that additional debt financing would not be required in the future, nor can it be certain that the performance of our remaining continuing operations can generate sufficient cash flow to fund operations.

In the event that we are not able to sell the power electronics business prior to October 31, 2006, our lenders could require repayment of our outstanding debt unless we are able to obtain additional waivers from our lenders.

Economic Conditions and Demand for our Products

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions. Demand for our products is also impacted by changes in customer order patterns, such as changes in inventory levels maintained by customers and the timing of customer purchases. If demand in certain of our served markets deteriorates in subsequent periods, our operating results could be adversely affected and losses could recur.

Competitive Industry

We operate in an intensely competitive industry characterized by rapid changes in technology, product demand, prices and lead times. Our future profitability depends on our ability to successfully identify and react to these changing trends. Specifically, achievement of our sales and profit goals is dependent in part upon our ability to successfully anticipate product demand, to introduce new products to meet that demand in a timely manner at competitive prices, to gain acceptance of our products in the marketplace, and to adapt our existing product platforms in the event of changes in technology. Failure to do so could result in low returns on investment in new products and technologies, a loss of competitive position relative to our peers, obsolete products and technologies, and an adverse impact on our operating results. In addition, price erosion in our served markets could have a material impact on our financial position or results of operations.

Dependence on Customers and Credit Risk

We rely on several large customers for a significant portion of our sales. While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 21% of our net sales in fiscal 2006. The loss of any such customers or significant decreases in any such customers’ levels of purchases could have an adverse effect on our business. In addition, we are exposed to the credit risk of our customers, including risk of bankruptcy, and are subject to losses from uncollectible accounts receivable. If the financial conditions of any of our customers deteriorates and impairs their ability to make payments, we could incur future write-offs of accounts receivable that could have a material impact on our financial position, results of operations or cash flows.

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

Competitive Size

In power systems, we compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufactures and control system integrators, mining machinery drive builders, and power inverter builders. The total number of such enterprises with whom we compete directly is considered to be fewer than 100. However, certain of our competitors are significantly larger and have substantially greater resources than us, and some are global in scope, whereas we currently compete primarily in the North American market.

International Business

Our international operations are subject to risks associated with changes in local economic and political conditions, laws, codes and standards, currency exchange rates and restrictions, regulatory requirements and taxes. While international sales currently account for approximately 12% of our revenue, currency exchange rates could impact our results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit. Additional weakening in the value of the dollar against other currencies or changes in any of the other risks listed previously could have an adverse effect on our financial position or results of operations.

Restructuring and Outsourcing

We have taken actions to relocate some of our production and may develop action plans regarding additional relocation or consolidation activities in the future. While we believe that these actions will result in a more competitive position and should also increase our gross profits and reduce our operating expenses, there is no guarantee that these plans will succeed. There is also no assurance that the expected cost savings and improvement in gross profits will be realized, and in addition, these actions may result in quality issues or delays in production or shipment to customers that could have an adverse impact on our results of operations. In addition, there is no assurance that any future activities not yet planned would provide any benefits to our operating results, and any such future plans may result in asset impairment charges.

Intellectual Property

We believe that our intellectual property is equal or superior to our competitors’ and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company in an industry characterized by short product life cycles, we are highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

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

In connection with our June 2001 sale of our lighting business to Universal Lighting Technologies, Inc. (“ULT”), we agreed to provide a limited indemnification against certain claims of patent infringement that Ole K. Nilssen might allege against ULT (see Note 11 of Notes to Consolidated Financial Statements). Mr. Nilssen subsequently filed a lawsuit against ULT alleging infringement by ULT of certain of his patents pertaining to electronic ballast technology. The lawsuit is currently pending in the U.S. District Court for the Middle District of Tennessee. ULT has made a claim for indemnification against us in respect of this matter, which we accepted. If Mr. Nilssen succeeds in his claim against ULT, our obligation to indemnify ULT for its damages payable to Mr. Nilssen could have a material adverse effect on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks in the areas of foreign exchange and interest rates. To mitigate the effect of such risks, from time to time we selectively use specific financial instruments. Hedging transactions can be entered into under Company policies and procedures and are monitored monthly. Company policy prohibits the use of such financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies under Note 1 in the Notes to the Consolidated Financial Statements. We did not have any outstanding hedge instruments or contracts at July 2, 2006 and July 3, 2005.

Interest Rates

The fair value of our debt of continuing operations was $27.5 million and $4.0 million at July 2, 2006 and July 3, 2005, respectively. The fair value of our debt is equal to the borrowings outstanding from domestic banks and small amounts owed under capital lease arrangements. For our debt outstanding at July 2, 2006 and July 3, 2005, a hypothetical 10% adverse change in interest rates would have increased our interest expense by approximately $0.2 million in fiscal year 2006, and would have had almost no impact on interest expense in fiscal 2005, due to the low level of debt outstanding. Prospectively we expect our interest expense to decrease upon the divestiture of our power electronics business, as we expect to use proceeds from the divestiture to reduce our outstanding debt.

Foreign Currency Exchange Rates

We generally do not enter into foreign exchange contracts to protect against reductions in value and volatility of future cash flows caused by changes in exchange rates, but we may selectively enter into foreign exchange contracts to hedge certain currency exposures. Gains and losses on these non-U.S.-currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure.

Our results of discontinued operations have been impacted by fluctuations in exchange rates, mainly between the U.S. dollar and the Euro, as a portion of our power electronics products are manufactured in Europe and sold in the U.S. Many of these sales to U.S. customers are denominated in U.S. dollars. Our exposure on sales by our European subsidiaries consists mainly of (1) the exposure related to a weakening U.S. dollar for U.S. dollar denominated sales, as most of our European subsidiaries’ costs are in Euro; in the event of a weakening U.S. dollar, locally recorded sales in the functional currency (the Euro) are decreased, and (2) the exposure related to a weakening U.S. dollar when payment of U.S. dollar receivables are received from customers, resulting in less local currency than was originally recorded at the date of sale.

We had no foreign currency contracts outstanding at July 2, 2006 and July 3, 2005.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended (Amounts in thousands, except per share data)	July 2, 2006	July 3, 2005	June 27, 2004
Net sales	$83,102	$75,999	$67,853
Cost of sales	56,415	51,964	46,648
Gross profit	26,687	24,035	21,205
Research and development	4,056	3,925	3,127
Sales, general and administrative	25,508	24,243	23,053
Loss from operations	(2,877)	(4,133)	(4,975)
Non operating expense (income):
Interest income	(687)	(138)	(1,151)
Interest expense	3,362	513	936
Other expense	—	—	981
Loss from continuing operations before provision for income taxes	(5,552)	(4,508)	(5,741)
Provision for income taxes	1,539	1,029	4,939
Loss from continuing operations	(7,091)	(5,537)	(10,680)
Loss from discontinued operations, net of taxes	(39,758)	(21,333)	(2,391)
Net loss	$(46,849)	$(26,870)	$(13,071)
Per common share basic and diluted:
Loss from continuing operations	$(0.25)	$(0.19)	$(0.39)
Loss from discontinued operations	$(1.37)	$(0.75)	$(0.09)
Net loss	$(1.62)	$(0.94)	$(0.48)
Weighted average shares outstanding - basic and diluted	28,931	28,535	27,094

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of (Amounts in thousands)	July 2, 2006	July 3, 2005
Assets
Current assets:
Cash	$96	$595
Restricted cash - escrow account	22,602	-
Accounts receivable, less allowance for doubtful accounts of $568 in 2006 and $747 in 2005	13,056	13,035
Inventories	9,836	9,060
Deferred income taxes	23	1,357
Prepaid expenses and other current assets	623	919
Assets held for sale	145,282	162,770
Total current assets	191,518	187,736
Property, plant and equipment:
Buildings and improvements	1,479	1,483
Machinery and equipment	16,560	15,896
Less accumulated depreciation	14,066	13,293
Net property, plant and equipment	3,973	4,086
Goodwill	28,150	28,073
Other assets	8,822	9,285
Total assets	$232,463	$229,180
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$6,996	$7,410
Accrued liabilities	7,992	5,468
Accrued arbitration award	22,602	22,602
Liabilities held for sale	76,907	70,752
Current portion of long-term debt	27,412	3,927
Total current liabilities	141,909	110,159
Long-term debt, net of current portion	43	53
Pension benefit obligations, net	45,494	70,568
Deferred income taxes	2,109	2,340
Commitments and contingencies
Stockholders’ Equity:
Common stock, $0.01 par value, 100,000 shares authorized 28,712 and 28,615 shares issued and outstanding in 2006 and 2005	287	286
Additional paid-in capital	129,473	128,664
Retained earnings (deficit)	(6,831)	40,018
Accumulated other comprehensive loss	(80,021)	(122,908)
Total stockholders’ equity	42,908	46,060
Total liabilities and stockholders’ equity	$232,463	$229,180

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive
(Amounts in thousands)	Shares	Amount	Capital	(Deficit)	Loss	Total
Balance, June 29, 2003	23,696	$237	$106,541	$79,959	$(108,066)	$78,671
Exercise of stock options	18	–	67	–	–	67
Shares issued	4,200	42	18,480	–	–	18,522
Employee stock purchase plan	16	–	47	–	–	47
Pension plan contribution	535	6	2,386	–	–	2,392
Shares issued to trust	27	–	146	–	–	146
Deferred compensation plan	–	–	(22)	–	–	(22)
Share value trust	–	–	47	–	–	47
Net loss	–	–	–	(13,071)	–	(13,071)
Translation adjustments	–	–	–	–	2,331	2,331
Minimum pension liability	–	–	–	–	20,792	20,792
Comprehensive income	–	–	–	–	–	10,052
Balance, June 27, 2004	28,492	$285	$127,692	$66,888	$(84,943)	$109,922
Exercise of stock options	53	–	172	–	–	172
Shares issued	3	–	5	–	–	5
Employee stock purchase plan	6	–	37	–	–	37
Stock-based compensation expense	–	–	506	–	–	506
Shares issued to trust	61	1	283	–	–	284
Deferred compensation plan	61	1	252	–	–	253
Share value trust	(61)	(1)	(283)	–	–	(284)
Net loss	–	–	–	(26,870)	–	(26,870)
Translation adjustments	–	–	–	–	(199)	(199)
Minimum pension liability	–	–	–	–	(37,766)	(37,766)
Comprehensive loss	–	–	–	–	–	(64,835)
Balance, July 3, 2005	28,615	$286	$128,664	$40,018	$(122,908)	$46,060
Exercise of stock options	3	–	8	–	–	8
Shares issued	4	–	13	–	–	13
Stock-based compensation expense	–	–	500	–	–	500
Shares issued to trust	90	1	288	–	–	289
Deferred compensation plan	90	1	288	–	–	289
Share value trust	(90)	(1)	(288)	–	–	(289)
Net loss	–	–	–	(46,849)	–	(46,849)
Translation adjustments	–	–	–	–	3,480	3,480
Reclassification of accumulated translation adjustment to assets held for sale	–	–	–	–	10,589	10,589
Minimum pension liability	–	–	–	–	28,818	28,818
Comprehensive loss	–	–	–	–	–	(3,962)
Balance, July 2, 2006	28,712	$287	$129,473	$(6,831)	$(80,021)	$42,908

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (Amounts in thousands)	July 2, 2006	July 3, 2005	June 27, 2004
Cash flows from continuing operating activities:
Net loss from continuing operations	$(7,091)	$(5,537)	$(10,680)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) continuing operations:
Depreciation	1,081	1,419	1,372
Amortization	906	253	513
Stock based compensation expense	500	506	–
Changes in operating assets and liabilities of continuing operations	7,877	3,846	7,975
Total adjustments	10,364	6,024	9,860
Net cash provided by (used in) continuing operating activities	3,273	487	(820)
Cash flows from discontinued operations:
Loss from discontinued operations	(39,758)	(21,333)	(2,391)
Adjustments to reconcile loss from discontinued operations to net cash provided by (used in) discontinued operations:
Depreciation and amortization	6,574	7,591	7,876
Arbitration award expense	–	21,977	–
Goodwill and other asset impairment	37,843	–	–
Changes in operating assets and liabilities of discontinued operations	(1,513)	759	(14,291)
Capital expenditures	(5,279)	(7,584)	(5,300)
Net cash provided by (used in) discontinued operations	(2,133)	1,410	(14,106)
Net cash provided by (used in) operating activities	1,140	1,897	(14,926)
Cash flows from investing activities:
Proceeds from sale of businesses and other assets	–	–	1,075
Capital expenditures	(957)	(1,405)	(645)
Net cash provided by (used in) investing activities	(957)	(1,405)	430
Cash flows from financing activities:
Deposit into escrow account	(22,602)	–	–
Proceeds from issuance of common stock	310	430	18,760
Proceeds from employee stock purchase plan	–	37	47
Borrowings (repayments) under line-of-credit agreements	5,485	(368)	(4,955)
Principal payments under capital lease obligations	(10)	–	–
Borrowings under long term notes	18,000	–	–
Borrowings under capital lease obligations	–	53	–
Increase in deferred financing costs	(1,865)	(82)	(570)
Net cash provided by (used in) financing activities	(682)	70	13,282
Net increase (decrease) in cash	(499)	562	(1,214)
Cash at the beginning of the year	595	33	1,247
Cash at the end of the year	$96	$595	$33

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the basis of Magnetek continuing as a going concern. During recent years, the Company has incurred significant net losses, primarily related to discontinued operations and an adverse decision in a patent arbitration (see Notes 2 and 11 of Notes to Consolidated Financial Statements). As a result the Company is not in compliance with certain financial covenants included in its credit agreements (see Note 5 of Notes to Consolidated Financial Statements). Additionally, future cash flows will be negatively impacted by scheduled debt repayments and mandatory contributions to the Company’s defined benefit pension plan. The Company’s term loan requires quarterly principal payments of $1.0 million beginning October 1, 2006. Based upon current pension funding regulations, actuarial projections indicate required contributions of $41.0 million to the Company’s defined benefit pension plan within the next three fiscal years. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

As previously disclosed in its filing on Form 10-Q for the three months ended April 2, 2006 the Company began a review of various cash raising alternatives that would enable it to address its pending obligations. During the fourth quarter of fiscal 2006, the Company completed its review and committed to a plan to divest its power electronics business. The Company intends to use proceeds from the sale of this business (see Note 20 of Notes to Consolidated Financial Statements) to repay its debt and substantially fund its pension plan which will result in a significant reduction in interest cost and pension expense. In addition, in light of its anticipated smaller size, the Company intends to further reduce its corporate overhead expenses. Management believes these actions will enable the Company to both address its pending obligations and improve future profitability and cash flow in its continuing operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

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

Pension Benefits

The valuation of the Company’s pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions and future investments returns could potentially have a material impact on the Company’s expenses and related funding requirements.

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

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to fiscal year 2006, as was permitted under SFAS No. 123, the Company accounted for stock-based awards using the intrinsic-value method under APB No. 25. Under APB No. 25, the Company recognized no compensation expense with respect to such awards, as the exercise prices of stock option grants were always equal to or greater than the market price of the stock at the grant date. Accordingly, no stock-based employee compensation expense for stock options is reflected in determining net loss in the accompanying condensed consolidated financial statements for fiscal years 2005 and 2004.

Effective July 4, 2005, the Company adopted SFAS No. 123 (R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Company’s financial statements based upon their fair values. The Company selected the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date. Compensation cost recognized for the fiscal year ended July 2, 2006 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, the Company’s results of operations for prior periods have not been restated.

In the fourth quarter of fiscal 2005, the Company approved the acceleration of the vesting of all out-of-the-money (“underwater”) unvested stock options held by the Company’s current employees, including executive officers, on June 1, 2005. A stock option was considered underwater if the option exercise price was greater than $2.19 per share, which was the closing price of the Company’s common stock on June 1, 2005. No stock options held by directors were subject to the acceleration. The decision to accelerate vesting of these underwater options was made primarily to avoid recognizing compensation cost in the consolidated statement of operations upon adoption of SFAS No. 123 (R), as described above. As a result of the acceleration, the Company reduced the stock option compensation expense it otherwise would be required to record by approximately $1.9 million in fiscal 2006, $1.4 million in fiscal 2007 and less than $0.1 million in fiscal 2008 on a pre-tax basis, resulting in an additional $3.4 million of pro-forma expense in fiscal 2005. The accelerated vesting was a modification of outstanding awards as defined by SFAS No. 123, which resulted in incremental pro-forma compensation expense of $0.3 million in fiscal 2005.

In August 2005, the Company granted 500,000 shares of restricted stock with a fair value of $2.77 per share. The restricted shares fully vest on January 1, 2009. The total estimated compensation expense of $1.4 million related to the grant will be recorded ratably from the grant date through the vesting date. Compensation expense related to the restricted stock grant included in the consolidated statement of operations for fiscal year 2006 is $354. The remaining portion of stock-based compensation expense recorded in fiscal year 2006 of $146 relates to non-vested director stock option grants.

In May 2005, the Company granted 240,000 shares of restricted stock with a fair value of $2.11 per share. The restricted shares fully vested on June 23, 2005. The total compensation expense related to this restricted stock grant of $506 is included in the consolidated statement of operations for fiscal year 2005.

The following table illustrates the effect on net loss and loss per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

For the years ended	July 2,	July 3,	June 27,
(Thousands except per share amounts)	2006	2005	2004
Net loss - as reported	$(46,849)	$(26,870)	$(13,071)
Add: Stock-based compensation expense included in reported net loss	500	506	-
Deduct: Total stock-based compensation expense determined under fair value method for all awards	(500)	(8,894)	(4,700)
Pro forma net loss	$(46,849)	$(35,258)	$(17,771)
Loss per share as reported:
Basic and diluted	$(1.62)	$(0.94)	$(0.48)
Pro forma loss per share:
Basic and diluted	$(1.62)	$(1.24)	$(0.66)

Compensation expense related to all stock-based awards for fiscal year 2006 and 2005 is included in selling, general and administrative expense in the consolidated statements of operations. No tax benefit was recorded on the stock compensation expense for fiscal years 2005 and 2006 due to deferred tax valuation allowances recorded by the Company in those years.

The fair value of the Company’s stock option grants was estimated using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options
	2006	2005	2004
Expected life (years)	6.1	6.1	6.1
Expected stock price volatility	66.6%	72.2%	65.8%
Risk-free interest rate	5.1%	4.4%	3.5%
Options granted	45,000	750,000	1,836,000
Exercise price of options granted	$2.53	$7.48	$4.58
Fair value of options granted	$1.65	$5.04	$2.83

Recent Accounting Pronouncements

In November 2005, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4.  The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and require the allocation fixed production overheads to inventory based on normal capacity of the production facilities.  The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of this pronouncement on July 4, 2005 did not have a material effect on the Company’s financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections.  SFAS No. 154 replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and establishes retrospective application as the required method for reporting a change in accounting principle.  SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.  The reporting of a correction of an error by restating previously issued financial statements is also addressed.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this pronouncement on July 3, 2006, is not expected to have a material effect on the Company’s financial position, results of operations or liquidity.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 creates a single model to address uncertainty in tax positions, clarifying the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, Accounting for Income Taxes.

FIN 48 utilizes a two-step approach for evaluating tax positions.  Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is “more-likely-than-not” to be sustained upon examination.  Measurement (step two) is only addressed if step one has been satisfied.  Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations.

FIN 48 is effective for fiscal years beginning after December 15, 2006.  Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.  The adoption of this pronouncement is not expected to have a material effect on the Company’s financial position, results of operations, or liquidity.

Research and Development

Expenditures for research and development are charged to expense as incurred and aggregated $4,056, $3,925, and $3,127 for the fiscal years 2006, 2005, and 2004, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and aggregated $245, $383, and $237 for the fiscal years 2006, 2005, and 2004, respectively.

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

Derivative Financial Instruments

The Company periodically uses derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency and interest rate market exposures. The Company does not use derivative financial instruments for speculative or trading purposes. The accounting policies for these instruments are based on the Company’s designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument’s effectiveness in risk reduction and the matching of the derivative to the underlying transaction. The resulting gains or losses are accounted for as part of the transactions being hedged, except that losses not expected to be recovered upon the completion of the hedge transaction are expensed. The Company had no derivative financial instruments at July 2, 2006 and July 3, 2005.

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $906, $253 and $513 for the fiscal years 2006, 2005, and 2004, respectively. These expenses are included in interest expense in the consolidated statements of operations.

Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Reclassification

Certain prior year amounts were reclassified to conform to the current year presentation, primarily the reclassification of prior period discontinued operations.

Fiscal Year

The Company uses a fifty-two, fifty-three week fiscal year ending on the Sunday nearest June 30. The fiscal years ended July 2, 2006 and June 27, 2004 each contained fifty-two weeks. The fiscal year ended July 3, 2005 contained fifty-three weeks.

2. Discontinued Operations

The Company’s power electronics business and telecom power business, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations. The results of discontinued operations are as follows:

	July 2,	July 3,	June 27,
For the years ended	2006	2005	2004
Net sales	$175,375	$176,737	$174,981
Income (loss) from discontinued operations before interest and income taxes	$(41,415)	$(19,988)	$792
Interest expense, net	1,357	1,249	1,422
Other income	-	(1,300)	-
Provision (benefit) for income taxes	(3,014)	1,396	1,761
Loss from discontinued operations	$(39,758)	$(21,333)	$(2,391)

Loss from discontinued operations for the year ended July 2, 2006 includes asset impairment charges of $37,843, comprised of charges for goodwill impairment of $22,412, the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10,589, inventories of $4,526, and property, plant and equipment of $316. Loss from discontinued operations for the year ended July 3, 2005 includes a charge of $21,977 related to a patent infringement claim. Loss from discontinued operations for fiscal 2004 includes a net loss of $411 from the Company’s telecom service business, divested in the first quarter of fiscal 2004.

Loss from discontinued operations for fiscal years 2006, 2005 and 2004 also includes charges of $3,615, $4,698 and $1,261 respectively, for legal fees and other costs related to the patent infringement claim and appeal of the judgment, product liability claims, environmental issues, and asbestos claims. These issues primarily relate to indemnification agreements provided by the Company upon the sale of previously owned businesses in years prior to fiscal 2004.

During the fourth quarter of fiscal year 2006, the Company committed to a plan to divest its power electronics business. Subsequent to July 2, 2006, the Company entered into an agreement to sell the business to Power-One, Inc. (see Note 20 of Notes to Consolidated Financial Statements). Management determined that the assets and liabilities to be sold constituted a disposal group under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and that all of the “assets held for sale” criteria outlined in SFAS No. 144 were met. As a result, the Company reclassified the assets and liabilities as held for sale and the results of this business as discontinued operations. The Company’s power electronics business is comprised mainly of its wholly-owned subsidiaries Magnetek S.p.A. (Italy), Magnetek Kft. (Hungary) and Magnetek Electronics Co., Ltd. (China), and a North American division located in Chatsworth, California.

The results of the Company’s power electronics business are as follows:

	July 2,	July 3,	June 27,
For the years ended	2006	2005	2004
Net sales	$156,820	$166,390	$162,427
Income (loss) from discontinued operations before interest and income taxes	$(37,388)	$7,701	$4,393
Interest expense, net	1,357	1,249	1,422
Other income	-	(1,300)	-
Provision (benefit) for income taxes	(3,014)	1,396	1,761
Income (loss) from discontinued operations	$(35,731)	$6,356	$1,210

Given the Company’s plan to divest of the power electronics business, in accordance with EITF 01-5, Application of FASB Statement No.52 to an Investment Being Evaluated for Impairment That Will be Disposed Of, the accumulated foreign currency translation adjustments (CTA) related to the business have been included as part of the carrying amount of the investment in subsidiary when evaluating impairment. The estimated fair value of the disposal group at July 2, 2006 is $68.4 million, which approximates the expected proceeds, net of estimated transaction costs, from the divestiture of the business. Based upon its determination of fair value, in the fourth quarter of fiscal 2006, the Company recorded a goodwill impairment charge of $22.4 million and an additional net asset impairment charge of $10.6 million, equal to the net basis of assets held for sale related to reclassification of accumulated CTA amounts, which reduced the carrying value of the business to the estimated fair value at July 2, 2006. The impairment charges are included in loss from discontinued operations in fiscal 2006 in the accompanying consolidated statements of operations.

Assets and liabilities of the Company’s power electronics business classified as held for sale as of July 2, 2006 and July 3, 2005, are as follows:

	July 2,	July 3,
	2006	2005
Cash and equivalents	$1,491	$6,259
Accounts receivable	51,431	41,839
Inventories	45,586	40,890
Net property, plant and equipment	27,320	27,853
Other assets	18,485	42,054
Assets of discontinued power electronics business	$144,313	$158,895
Eliminations	(3,616)	(852)
Total assets	$140,697	$158,043
Accounts payable	$34,985	$29,564
Other current liabilities	5,926	4,830
Other long term liabilities	10,728	15,663
Long term debt	24,294	19,475
Liabilities of discontinued power electronics business	$75,933	$69,532

During fiscal year 2005, the Company committed to a plan to divest its telecom power business, and as a result, reclassified assets and liabilities as held for sale and the results of this business as discontinued operations. While the Company has not yet divested its telecom power business as of July 2, 2006, the business is being actively marketed to potential interested parties at a price that is reasonable. Accordingly, the operating results of the telecom power business have continued to be classified as discontinued operations in the accompanying consolidated statements of operations and its assets and liabilities as held for sale in the accompanying consolidated balance sheets for all periods presented.

The results of the Company’s telecom power business are as follows:

	July 2,	July 3,	June 27,
For the years ended	2006	2005	2004
Net sales	$18,555	$10,347	$11,567
Loss from discontinued operations	$(412)	$(1,014)	$(1,929)

No interest expense or provision for income tax was allocated to the Company’s telecom power business for any of the periods presented above.

The estimated fair value of the telecom power disposal group at July 2, 2006 is $3.5 million. Based upon its determination of fair value, the Company recorded a write-down in the carrying value of the business of $0.5 million, which is included in loss from discontinued operations in fiscal 2005 in the accompanying consolidated statements of operations. The estimated fair value at July 2, 2006 is comprised of $4.5 million in assets and $1.0 million in liabilities, as reflected in the accompanying consolidated balance sheets. Management is currently in negotiations with prospective buyers and expects the proceeds from the sale to approximate the adjusted carrying value.

3. Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but rather reviewed for impairment annually, or more frequently if certain indicators arise. The Company performed its annual impairment test for fiscal 2006 in its fourth quarter. The impairment tests, which consist primarily of discounted cash flow analyses, indicated no goodwill impairment in the Company’s power systems business as of June, 2006, but there were indicators of impairment in the carrying value of goodwill in the Company’s power electronics business.

Under the provisions of SFAS No. 142, the best indication of fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. As indicated in Note 2 of Notes to Consolidated Financial Statements, during the fourth quarter of fiscal 2006, the Company committed to a plan to divest its power electronics business. Therefore, in evaluating impairment in the carrying value of goodwill for the business, management used information contained in indications of value received from third parties during the process of marketing the business. Based on this information, the Company recorded a goodwill impairment charge for the power electronics business of $22.4 million in the fourth quarter of fiscal 2006, representing the difference between the estimated fair value and the carrying amount of the reporting unit. The impairment charge is included in discontinued operations in the accompanying consolidated statement of operations.

The changes in the carrying value of goodwill for the years ended July 2, 2006 and July 3, 2005 are as follows:

Power
Systems
Balance at June 27, 2004	$28,041
Currency translation	32
Balance at July 3, 2005	$28,073
Currency translation	77
Balance at July 2, 2006	$28,150

The goodwill related to the power electronics reporting unit is included in assets held for sale in the accompanying consolidated balance sheets.

4. Inventories

Inventories consist of the following:

	July 2,	July 3,
	2006	2005
Raw materials	$7,579	$7,405
Work-in-process	970	992
Finished goods	1,287	663
	$9,836	$9,060

5. Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:

	July 2,	July 3,
	2006	2005
Term loan	$18,000	$-
Revolving bank loans	9,412	3,927
Capital leases	43	53
	27,455	3,980
Less current portion	27,412	3,927
	$43	$53

Bank Borrowing Arrangements

On September 30, 2005, the Company entered into an agreement with Ableco Finance LLC (Ableco) providing for an $18 million term loan and an agreement with Wells Fargo Foothill, Inc. (WFF) providing for a $13 million revolving credit facility. Borrowings under the term loan bear interest at the lender’s reference rate plus 5%, or, at the Company’s option, the London Interbank Offering Rate (LIBOR) plus 7.5% (12.6% at July 2, 2006). Such rates may be increased by up to one percentage point depending upon the level of U.S. funded debt to EBITDA as defined in the agreement. The term loan requires quarterly principal payments of $1 million beginning October 1, 2006. Borrowings under the revolving credit facility bear interest at the bank’s prime lending rate plus 2.5% or, at the Company’s option, LIBOR plus 4% (9.1% at July 2, 2006). Borrowings under the revolving credit facility are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The revolving credit facility also supports the issuance of letters of credit. Borrowings under the term loan and revolving credit facility are secured by substantially all of the Company’s domestic assets. The Company used the proceeds from the revolving credit facility to fully repay all outstanding obligations under its previous financing agreement with Chase Bank.

In November 2005, under terms of the financing agreements with WFF and Ableco, the Company deposited $22.6 million into an escrow account to fund the Nilssen arbitration award in the event that its appeal of the award is not successful (see Note 11 of Notes to Consolidated Financial Statements). The deposit was funded by the $18.0 million term loan and borrowings of $4.6 million from the revolving credit facility, and is reported as restricted cash in the accompanying consolidated balance sheet as of July 2, 2006. As of July 2, 2006, the $18.0 million term loan and approximately $9.4 million was outstanding under the revolving credit facility. The total of these two amounts, $27.4 million, is included in current portion of long-term debt in the accompanying condensed consolidated balance sheet. This classification reflects certain provisions in the term loan and revolving credit agreements which allow the lenders to declare a default and accelerate the loans should certain events occur which could be expected to result in a “Material Adverse Effect” (as defined in the agreements) on the Company. Such provisions are considered “subjective acceleration” clauses under accounting guidelines which require the classification of debt balances as current although the related agreements have termination dates that are beyond one year from the balance sheet date.

As a result of lower than planned performance and certain expenses of discontinued operations, the Company was in violation of certain financial covenants included in its credit agreements for the quarter ended July 2, 2006. As discussed in Notes 2 and 20 of the Notes to Consolidated Financial Statements, the Company is in the process of divesting its power electronics business. The Company expects to use the proceeds of the divestiture to repay borrowings outstanding under its term loan and revolving credit facility. Accordingly, the Company has entered into a forbearance agreement with its lenders whereby the lenders have agreed not to take any action with respect to the covenant violations through October 31, 2006. In addition, Ableco has agreed to defer the initial $1 million term loan principal payment to October 31, 2006.

Aggregate principal maturities on long-term debt outstanding at July 2, 2006 of the Company’s continuing operations based on the terms of the Company’s credit agreements are as follows:

Fiscal year
2007	$4,011
2008	23,423
2009	12
2010	9
2011	-
Thereafter	-
$27,455

The table above does not include debt outstanding at July 2, 2006 of the Company’s discontinued operations, which total $24.3 million.

Discontinued Operations

The Company’s European subsidiary maintains revolving borrowing arrangements with local banks, primarily to support working capital needs. The European subsidiary is part of the power electronics business which the Company is in the process of divesting. Available borrowings under these arrangements aggregate approximately Euro 20.0 million depending in part upon levels of accounts receivable, and bear interest at various rates ranging from 3% to 8%. In addition, the Company’s European subsidiary has an agreement with a European bank to provide borrowings secured by the subsidiary’s land and building. Borrowings under this agreement bear interest at EURIBOR plus 1.5%. The initial commitment to lend under this agreement was Euro 7.0 million, and the commitment has been reduced ratably on a quarterly basis beginning March 31, 2004 and ending September 30, 2013. As of July 2, 2006, the total amount outstanding under all European borrowing arrangements was $24.3 million, which is included in liabilities held for sale in the accompanying consolidated balance sheet as of July 2, 2006.

6. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the fiscal years ended:

	July 2,	July 3,	June 27,
	2006	2005	2004
Numerator:
Loss from continuing operations	$(7,091)	$(5,537)	$(10,680)
Loss from discontinued operations	(39,758)	(21,333)	(2,391)
Net loss	$(46,849)	$(26,870)	$(13,071)
Denominator:
Weighted average shares for basic loss per share	28,931	28,535	27,094
Add dilutive effect of stock options outstanding	–	–	–
Weighted average shares for diluted loss per share	28,931	28,535	27,094
Basic and Diluted:
Loss per share from continuing operations	$(0.25)	$(0.19)	$(0.39)
Loss per share from discontinued operations:	$(1.37)	$(0.75)	$(0.09)
Net loss per share:	$(1.62)	$(0.94)	$(0.48)

Due to the loss from continuing operations, the loss from discontinued operations, and the net loss for all periods presented, the dilutive effect of stock options outstanding was excluded from the calculation of diluted loss per share for all periods presented, as their impact would be anti-dilutive.

7. Fair Values of Financial Instruments

The carrying amounts of certain financial instruments such as cash, annuity contracts and borrowings under revolving credit agreements approximate their fair values, based on the short-term nature of these instruments, accounting rules requiring mark-to-market on annuity contracts, and variable rates on borrowings.

8. Asset Impairment Charges

In the fourth quarter of fiscal 2006, the Company recorded asset impairment charges related to its power electronics business aggregating $37,843. The charges consisted of $22,412 for goodwill; $10,589 for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts; $4,526 for inventories; and $316 for property, plant and equipment. The impairment charges are included in loss from discontinued operations in the accompanying consolidated statement of operations.

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

During the second quarter of fiscal 2004, the Company began a workforce reduction of approximately 200 positions in Italy and the relocation of those positions to lower cost facilities, mainly in China. The Company completed these activities in fiscal 2005. Costs incurred were $296 and $1,277 for fiscal years 2005 and 2004, respectively, and are included in loss from discontinued operations in the accompanying consolidated statement of operations.

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

During the fourth quarter of fiscal 2006, the Company’s Italian subsidiary finalized negotiations with the labor union in Italy to further reduce the workforce at its Valdarno, Italy facility by 55 positions and communicated the planned reduction to its workforce. The reduction is expected to occur over the next three years. The Company currently estimates the total cost of the reduction at Euro 1.5 million (approximately $1.8 million). Of this amount, approximately $0.3 million has been paid to date. The Italian subsidiary is part of the power electronics business that is being divested, and as a result, the estimated cost of the workforce reduction is included in loss from discontinued operations, and the remaining liability of $1.5 million is included in liabilities held for sale in the accompanying consolidated financial statements.

10. Income Taxes

The components of provision (benefit) for income taxes allocated to continuing operations and discontinued operations are as follows:

	July 2,	July 3,	June 27,
Fiscal year ended	2006	2005	2004
Continuing Operations:
Current:
Federal	$–	$(85)	$(1,363)
State	–	–	438
Foreign	437	203	–
Deferred:
Federal	1,102	911	5,365
State and foreign	–	–	499
Total continuing operations	$1,539	$1,029	$4,939
Discontinued Operations:
Current:
Federal	$–	$–	$–
State	–	–	–
Foreign	1,505	898	959
Deferred:
Federal	(3,133)	685	715
State and foreign	(1,386)	(187)	87
Total discontinued operations	$(3,014)	$1,396	$1,761
Total Company:
Current:
Federal	$–	$(85)	$(1,363)
State	–	–	438
Foreign	1,942	1,101	959
Deferred:
Federal	(2,031)	1,596	6,080
State and foreign	(1,386)	(187)	586
Total income tax provision (benefit)	$(1,475)	$2,425	$6,700

The Company’s provision for income taxes for fiscal 2004 was restated in fiscal 2005. Since fiscal 2002, the Company had provided valuation reserves against its U.S. deferred tax assets that resulted in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In fiscal 2005, the Company determined that a portion of its deferred tax liability related to tax-deductible amortization of goodwill that was no longer amortized for financial reporting purposes. These deferred tax liabilities were considered to have an indefinite life and were therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets. Accordingly, the Company increased its valuation allowance for deferred tax assets at July 3, 2005 by $1.6 million, resulting in an increase to the provision for income taxes of $1.6 million for fiscal 2005.

The Company further determined that such deferred tax liabilities existed at June 27, 2004, and therefore restated that year to increase its valuation allowance for deferred tax assets and the related provision for income taxes by $1.6 million. The restatement had no impact on the Company’s cash flows in fiscal 2004.

A reconciliation of the Company’s effective tax rate to the statutory Federal tax rate is as follows:

	July 2,		July 3,		June 27,
	2006		2005		2004
Fiscal year ended	Amount	%	Amount	%	Amount	%
Benefit computed at the statutory rate	$(1,943)	35.0	$(1,578)	35.0	$(2,009)	35.0
Losses not benefited	3,482	(62.7)	2,607	(57.8)	6,948	(121.0)
Total income tax provision	$1,539	(27.7)	$1,029	(22.8)	$4,939	(86.0)

Income (loss) before provision for income taxes of the Company’s foreign subsidiaries was approximately $(22,058), $8,631 and $(1,173) for fiscal years 2006, 2005 and 2004, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets of continuing operations as of July 2, 2006 and July 3, 2005 are as follows:

	July 2,	July 3,
	2006	2005
Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$(2,109)	$(2,340)
Total deferred tax liabilities	(2,109)	(2,340)
Deferred tax assets:
Inventory and other reserves	10,980	11,423
Net operating loss & capital loss carryforwards	72,520	70,470
Total gross deferred tax assets	83,500	81,893
Less: valuation allowance	(83,477)	(80,536)
Deferred tax assets less valuation allowance	23	1,357
Net deferred tax liability	$(2,086)	$(983)

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

The Company has a net operating and capital loss carry forward for tax purposes of $146,000 and $138,000 as of July 2, 2006 and July 3, 2005, respectively, expiring between fiscal years 2013 and 2026.

11. Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements. Future minimum rental payments under noncancelable operating leases of the Company’s continuing operations as of July 2, 2006 are as follows:

	Minimum	Minimum	Net
	Lease	Sublease	Lease
Fiscal Year	Payments	Rentals	Payments
2007	$2,496	$1,947	$549
2008	2,471	1,986	485
2009	2,459	2,025	434
2010	2,059	2,066	-7
2011	1,958	345	1,613
Thereafter	8,292	-	8,292
	$19,735	$8,369	$11,366

For the fiscal years 2006, 2005 and 2004, rent expense was $2,848, $3,601 and $3,963 respectively, while sublease rental income was $1,909, $1,871 and $2,192 respectively.

Litigation—Product Liability

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

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company’s insurance carrier and legal counsel has been retained to represent the Company. Plaintiff’s claim for damages is unknown at this time, but management believes that the Company’s insurer will bear all liability for the claim, if any.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company’s ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers of the previously acquired businesses and is awaiting their response. The Company has also filed a late claim in the amount of $2.5 million in the Federal-Mogul bankruptcy proceedings to recover attorney’s fee paid for the defense of these claims, which the Company believes is an obligation of Federal Mogul although the claim is subject to challenge. Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation—Patent Infringement

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In June 2001, the Company sold its lighting business to Universal Lighting Technologies, Inc. (“ULT”), and agreed to provide a limited indemnification against certain claims of infringement that Nilssen might allege against ULT. In April 2003, Nilssen’s lawsuit and the counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. The arbitration occurred in November, 2004 and a decision awarding Nilssen $23.4 million was issued on May 3, 2005, to be paid within ten days of the award. Nilssen’s counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and Magnetek filed a counter-motion to vacate the award for a number of reasons, including that the award was fraudulently obtained. Magnetek’s request for oral argument was granted and the hearing took place on October 19, 2005. A decision has not been announced. An unfavorable decision by the Court would likely result in payment of the award to Nilssen.

In February 2003, Nilssen filed a second lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The case is now pending in the Central District of Tennessee. Nilssen voluntarily dismissed all but four of the patents from the lawsuit. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and responded on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the patents are unenforceable and invalid and that the products do not infringe Nilssen’s patents. ULT requested a re-examination of the patents at issue by the Patent and Trademark Office and the request was granted. Meanwhile, the case against ULT has been stayed pending Nilssen’s appeal of an unfavorable decision against him in another case that could influence the outcome of his lawsuits against ULT. The Company will continue to aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company’s financial position, cash flows and results of operations.

Environmental Matters - General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2006, 2005, or 2004.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2006, 2005 and 2004. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

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

Letters of Credit

The Company had approximately $866 of outstanding letters of credit as of July 2, 2006. The Company’s Revolving Loan agreement dated September 30, 2005 permits the issuance of up to $4,000 of letters of credit.

12. Stock-Based Compensation Agreements

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

A summary of certain information with respect to options under the Plans follows (options in thousands):

		Weighted-	Aggregate
		Average	Intrinsic
		Exercise	Value
	Options	Price	($000’s)
Options outstanding, June 29, 2003	6,517	$10.27
Granted	1,836	4.58
Exercised	(18)	3.83
Cancelled	(386)
Options outstanding, June 27, 2004	7,949	$8.92	$8,860
Granted	750	7.48
Exercised	(53)	3.26
Cancelled	(468)
Options outstanding, July 3, 2005	8,178	$8.77	–
Granted	45	2.53
Exercised	(3)	3.35
Cancelled	(1,131)
Options outstanding, July 2, 2006	7,089	$8.53	$19
Exercisable options, June 27, 2004	4,906	$10.91	$968
Exercisable options, July 3, 2005	8,096	$8.81	–
Exercisable options, July 2, 2006	7,003	$8.59	$8

The following table provides information regarding exercisable and outstanding options as of July 2, 2006 (options in thousands).

	Exercisable		Outstanding
		Weighted		Weighted	Weighted
		average		average	average
		exercise		exercise	remaining
	Options	price per	Options	price per	contractual
Range of exercise price per share	exercisable	share	outstanding	share	life (years)
Under $5.00	1,672	$3.89	1,736	$3.84	7.2
$5.00 - $10.00	3,380	7.78	3,402	7.78	5.3
$10.01 - $15.00	1,032	11.31	1,032	11.31	4.6
Over $15.00	919	17.03	919	17.03	2.0
Total	7,003	$8.59	7,089	$8.53	5.2

During fiscal year 2006, the Company issued 500,000 shares of restricted stock to key employees which vest on January 1, 2009. The total estimated compensation expense of $1.4 million related to the grant will be recorded ratably from the grant date through the vesting date. Compensation expense related to this restricted stock grant included in the consolidated statement of operations for fiscal year 2006 is $354. As of July 2, 2006, there was approximately $1.0 million of total unrecognized compensation cost related to the grant. This cost is expected to be amortized over a weighted-average period of 2.5 years.

During fiscal 2005, the Company issued 240,000 shares of restricted stock to its CEO with immediate vesting. Accordingly, the total compensation expense of $0.5 million related to the grant was recorded during fiscal 2005.

The following table provides information regarding unvested restricted stock activity for the fiscal years 2005 and 2006 (shares in thousands):

		Weighted
		average
		grant date
	Shares	fair value
Unvested at June 27, 2004	–
Granted	240	$2.11
Vested	(240)
Forfeited	–
Unvested at July 3, 2005	–
Granted	500	$2.77
Vested	–
Forfeited	–
Unvested at July 2, 2006	500	$2.77

13. Employee Benefit Plans

The Company maintains a defined benefit retirement plan (the Plan) for the benefit of eligible employees, former employees and retirees in the U.S. Effective June 30, 2003, the Plan was frozen and no future compensation credits will be accrued to participants’ individual accounts. Participant accounts will continue to be credited with interest. The Company funds the Plan in accordance with applicable employee benefit and tax laws, and did not make any contributions to the Plan during fiscal 2006. Based upon current contribution credits available under pension funding regulations, actuarial projections indicate no mandatory contributions to the plan would be required through fiscal year 2007 although the Company may elect to make contributions prior to that time. The Company elected to contribute 535,000 shares of its common stock valued at $2,391 during fiscal 2004.

Pension benefit obligations at year-end, fair value of plan assets and prepaid benefit costs for the years ended July 2, 2006 and July 3, 2005, were as follows:

	July 2,	July 3,
	2006	2005
Change in Benefit Obligation:
Benefit obligation at beginning of year	$191,448	$166,496
Interest cost	9,788	10,302
Actuarial (gain) loss	(23,869)	25,504
Benefits paid	(11,062)	(10,854)
Benefit obligation at end of year	$166,305	$191,448
Change in Plan Assets:
Fair value of plan assets at beginning of year	$120,880	$135,130
Actual return on plan assets	10,994	(3,396)
Employer contributions	-	-
Benefits paid	(11,062)	(10,854)
Fair value of plan assets at end of year	$120,812	$120,880
Funded status	$(45,494)	$(70,568)
Unrecognized net actuarial loss	97,837	126,655
Prepaid benefit cost	$52,343	$56,087
Amounts Recognized in Statement of Financial Position:
Accrued benefit liability	(45,494)	(70,568)
Accumulated other comprehensive income	97,837	126,655
Net amount recognized	$52,343	$56,087

Pension plan assets do not include any shares of Company common stock as of July 2, 2006, and include 900,000 shares of Company common stock valued at $2,286 as of July 3, 2005.

Under SFAS No. 87, Employers’ Accounting for Pensions, when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets, a minimum liability (net of related income tax benefit) must be established on the balance sheet with a corresponding amount in other comprehensive income (loss) in stockholders’ equity. The minimum pension liability must also include any prepaid pension asset balance (the amount by which contributions to a plan have exceeded expense recorded under SFAS No. 87) as of the measurement date. Pursuant to SFAS No. 87, the Company recorded a minimum pension liability of $97,837 and $126,655 at July 2, 2006 and July 3, 2005, respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets as of July 2, 2006 and July 3, 2005.

Weighted average assumptions used to determine benefit cost and benefit obligation for the Plan follows:

	2006		2005
Discount rate	6.38%		5.25%
Expected return on plan assets	9.00%		9.00%
Rate of compensation increase	N/	A	N/	A
Measurement date for pension benefit obligations	July 2, 2006		July 3, 2005

The rate of increase in future compensation levels is not applicable due the freezing of the Plan in 2003. The Company determines the expected return on plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid. This estimate considers the targeted allocation of plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions. Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments. Expected future benefit payments under the Plan for fiscal years are as follows: $9,917 in 2007; $9,972 in 2008; $10,154 in 2009; $10,008 in 2010; $10,304 in 2011; and $57,397 in 2012 through 2016.

The allocation of Plan assets by investment type as of July 2, 2006 and July 3, 2005 are as follows:

	July 2,	July 3,
Asset Category	2006	2005
Equity securities	66%	66%
Fixed income securities	34%	34%
Total	100%	100%

Net periodic benefit costs (income) for the Company’s pension plan for the years ended July 2, 2006, July 3, 2005, and June 27, 2004 were as follows:

	Pension Benefits
Fiscal year ended	July 2,	July 3,	June 27,
Components of Net Periodic Benefit Cost:	2006	2005	2004
Interest cost	$9,788	$10,302	$10,250
Expected return on plan assets	(10,407)	(11,720)	(10,596)
Recognized net actuarial loss	4,363	2,854	3,539
Net periodic benefit cost	$3,744	$1,436	$3,193

In addition to the defined benefit retirement plans, the Company maintains a defined contribution (401k) savings plan for eligible employees. Contributions made to this plan by the Company were $507, $500, and $473 for the fiscal years 2006, 2005 and 2004 respectively.

14. Related Party Transactions

The Company had an agreement with the Spectrum Group, Inc., which expired in December 2005, whereby Spectrum provided management services to the Company at an annual fee plus out of pocket expenses. The Company’s chairman is also the chairman, president and sole shareholder of Spectrum. Services provided included consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $390, $791 and $588 for the fiscal years 2006, 2005 and 2004, respectively.

15. Accrued Liabilities

Accrued liabilities consisted of the following at fiscal year end:

	July 2,	July 3,
	2006	2005
Salaries, wages and related items	$1,928	$795
Environmental	844	750
Insurance	615	744
Stock appreciation rights	604	604
Audit & professional fees	437	266
Commissions	434	404
Warranty	414	260
Income Taxes	357	153
Other	2,359	1,492
	$7,992	$5,468

The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years. Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience.

Changes in the warranty reserve for fiscal 2006 and 2005 were as follows:

	July 2,	July 3,
	2006	2005
Balance at beginning of year	$260	$128
Additions charged to earnings	829	774
Use of reserve for warranty obligations	(675)	(642)
Balance at end of year	$414	$260

16. Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations were as follows:

	July 2,	July 3,	June 27,
Fiscal year ended	2006	2005	2004
Increase in accounts receivable	$(21)	$(1,307)	$(581)
(Increase) decrease in inventories	(776)	(1,706)	2,937
(Increase) decrease in prepaids and other current assets	296	3,364	(3,238)
Decrease in other operating assets	1,421	1,089	1,307
Increase (decrease) in accounts payable	(414)	2,107	39
Increase (decrease) in accrued liabilities	2,524	483	(2,714)
Increase (decrease) in deferred income taxes	1,103	(1,618)	7,029
Increase in other operating liabilities	3,744	1,434	3,196
	$7,877	$3,846	$7,975
Cash paid for interest and income taxes :
Interest	$2,122	$308	$336
Income taxes	$9	$115	$160

The Company also contributed 535,000 shares of its common stock valued at $2,391 (non-cash) to its defined benefit pension during fiscal 2004.

17. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at July 2, 2006 and July 3, 2005:

	July 2,	July 3,
	2006	2005
Minimum pension liability	$(80,837)	$(109,655)
Foreign currency translation adjustments	816	(13,253)
	$(80,021)	$(122,908)

The accumulated other comprehensive loss related to the minimum pension liability is net of tax benefits of $17,000.

During the fourth quarter of fiscal 2006, the Company transferred $10.6 million of accumulated currency translation adjustments to assets held for sale, to reflect the asset basis of the power electronics group.

18. Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral. The Company has no single customer whose purchases represented 10% of the Company’s total revenue in fiscal year 2006.

Information with respect to continuing operations of the Company’s foreign subsidiaries follows:

	July 2,	July 3,	June 27,
For the fiscal year	2006	2005	2004
Sales	$9,749	$8,931	$6,470
Income from operations	1,192	969	862
Identifiable assets	6,509	5,955	5,779
Capital expenditures	63	64	58
Depreciation and amortization	75	78	87

Sales by foreign subsidiaries include only sales of products to customers outside of the U.S.

Export sales from the United States were $6,231, $5,802 and $5,822 in fiscal years 2006, 2005 and 2004, respectively.

19. Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the reclassification of the Company’s power electronics and telecom power businesses as discontinued operations for all periods presented as described in Notes 1 and 2 of Notes to Consolidated Financial Statements.

	Oct 2,	Jan 1,	Apr 2,	Jul 2,
Fiscal 2006 quarter ended	2005	2006	2006	2006
Net sales	$20,083	$21,801	$19,661	$21,557
Gross profit	6,443	7,169	5,913	7,162
Loss from operations	(506)	(366)	(1,595)	(410)
Loss from continuing operations before income taxes	(933)	(1,068)	(2,359)	(1,192)
Provision for income taxes	334	345	490	370
Loss from continuing operations	(1,267)	(1,413)	(2,849)	(1,562)
Income (loss) from discontinued operations	213	(312)	(1,581)	(38,078)
Net loss	$(1,054)	$(1,725)	$(4,430)	$(39,640)
Per common share:
Basic and diluted:
Loss from continuing operations	$(0.05)	$(0.05)	$(0.10)	$(0.05)
Income (loss) from discontinued operations	$0.01	$(0.01)	$(0.05)	$(1.32)
Net income (loss)	$(0.04)	$(0.06)	$(0.15)	$(1.37)

The quarter ended July 2, 2006 includes asset impairment charges of $37,843 included in loss from discontinued operations.

	Oct 3,	Jan 2,	Apr 2,	Jul 3,
Fiscal 2005 quarter ended	2004	2005	2005	2005
Net sales	$19,105	$19,122	$18,583	$19,189
Gross profit	5,688	5,979	5,995	6,373
Loss from operations	(1,552)	(900)	(1,504)	(177)
Loss from continuing operations before income taxes	(1,635)	(977)	(1,603)	(293)
Provision for income taxes	242	420	14	353
Loss from continuing operations	(1,877)	(1,397)	(1,617)	(646)
Income (loss) from discontinued operations	2,417	1,559	(23,384)	(1,925)
Net income (loss)	$540	$162	$(25,001)	$(2,571)
Per common share:
Basic and diluted:
Loss from continuing operations	$(0.06)	$(0.05)	$(0.06)	$(0.02)
Income (loss) from discontinued operations	$0.08	$0.06	$(0.82)	$(0.07)
Net income (loss)	$0.02	$0.01	$(0.88)	$(0.09)

The quarter ended January 2, 2005 includes $1,300 income from the sale and license of rights and patents in income from continuing operations.

The quarter ended April 2, 2005 includes a $21,977 charge for an arbitration award related to a patent infringement claim included in loss from discontinued operations.

20. Subsequent Events (unaudited)

Subsequent to July 2, 2006, on September 28, 2006 the Company entered into an agreement to sell its power electronics business (the “Business”) to Power One, Inc. for $71.7 million in cash plus the assumption of approximately $16.7 million in debt, subject to customary pre-closing and post-closing tangible net worth and net debt adjustments. Pursuant to the Purchase and Sale Agreement (the “Agreement”) dated September 28, 2006, by and between the Company and Power One, Inc., Power-One will purchase the Business through the acquisition of all of the outstanding shares of Magnetek, S.p.A., a subsidiary of the Company, and of the assets and liabilities of the U.S. division of the Business. The terms of the Agreement were negotiated at arms-length.

The Agreement provides for indemnification for breaches of representations and warranties and other customary matters that the Company believes are typical for this type of transaction, and for the satisfaction or waiver of customary closing conditions. The Company intends to use the proceeds from the sale of the Business primarily to repay debt and fund pension obligations, as well as fund ongoing operations. The Company expects the transaction to be completed during October 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of July 2, 2006 and July 3, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 2, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at July 2, 2006 and July 3, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 2, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Magnetek, Inc. will continue as a going concern.  As more fully described in Note 1, the Company has incurred recurring operating losses, has not complied with certain covenants of loan agreements with banks and has significant future cash flow commitments.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 123(R) “Share Based Payment”, effective July 4, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.’s internal control over financial reporting as of July 2, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2006, expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP
Woodland Hills, California
September 28, 2006

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

David P. Reiland,  Executive Vice President & Chief Financial Officer

Stephen R. Torres,  Executive Vice President, Alternative Energy

Tina D. McKnight,  Vice President, General Counsel & Secretary

Marty J. Schwenner,  Vice President & Controller

Stockholder Information

10-K Report

Magnetek’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006, including the Company’s financial statements and related schedules for the fiscal year ended July 2, 2006, is included herein beginning on page 43. Exhibits to Magnetek’s Form 10-K have been filed with the Securities and Exchange Commission. Most of these exhibits can be accessed from the Investor Information section of the Company’s website http://www.magnetek.com or on the SEC’s Edgar website at http://www.sec.gov/cgi-bin/browse-edgar?actiongetcurrent. Other exhibits are available upon request to Magnetek, subject to payment of a reasonable fee to cover the Company’s cost of furnishing such exhibits. To request an exhibit from the Company, please contact:

Investor Relations Department

Magnetek, Inc.
8966 Mason Avenue
Chatsworth, CA 91311
Telephone: 1-818-727-2216 (extension 111)
Web Site Address: http://www.magnetek.com

Annual Stockholders’ Meeting

Magnetek’s fiscal 2006 stockholders’ meeting will be held on Wednesday, October 25, 2006 at 9:00 a.m. Pacific time at the Westwood Hotel, 10740 Wilshire Blvd., Los Angeles, CA 90024.

The following table sets forth the high and low sales prices of the Company’s Common Stock on the New York Stock Exchange during each quarter of fiscal 2006:

Quarter Ending	High	Low
October 2, 2005	$3.70	$2.37
January 1, 2005	3.50	2.37
April 2, 2006	4.10	3.03
July 2, 2006	4.19	2.01

Magnetek’s Common Stock is listed on the New York Stock Exchange under the ticker symbol “MAG”. As of September 1, 2006 there were 198 holders of record of the Company’s Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is American Stock Transfer & Trust Company: 1-718-921-8380.