Form 10-K, Exhibit 13
period 2007-07-01
MAGNETEK, INC.
filed 2007-08-24
CIK 751085

Exhibit 13.1

SELECTED FINANCIAL DATA

The selected financial data for Magnetek, Inc. (the “Company” or “Magnetek”) presented below reflect the historical financial results of the Company’s divested power electronics business within discontinued operations for all periods presented, as described in Note 2 of Notes to Consolidated Financial Statements.

Statement of Operations Data

For the years ended (Amounts in thousands, except per share data)	July 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003
Net sales	$103,808	$101,657	$86,346	$79,420	$75,570
Gross profit	28,927	30,137	26,337	23,176	23,021
Gross profit %	27.9%	29.6%	30.5%	29.2%	30.5%
Income (loss) from operations	$(3,048)	$(3,289)	$(5,147)	$(6,904)	$23,561
Net income (loss):
Continuing operations	$(5,186)	$(7,373)	$(6,551)	$(12,609)	$11,813
Discontinued operations	(2,806)	(39,476)	(20,319)	(462)	(47,657)
Net loss	$(7,992)	$(46,849)	$(26,870)	$(13,071)	$(35,844)
Per common share - basic and diluted:
Net income (loss) from continuing operations	$(0.18)	$(0.25)	$(0.23)	$(0.47)	$0.50
Net loss from discontinued operations	$(0.10)	$(1.36)	$(0.71)	$(0.02)	$(2.02)
Net loss	$(0.27)	$(1.62)	$(0.94)	$(0.48)	$(1.52)

Net loss for the fiscal year ended July 2, 2006 includes asset impairment charges of $37.8 million included in discontinued operations.

Net loss for the fiscal year ended July 3, 2005 includes a $22.0 million patent arbitration charge included in discontinued operations.

Net loss for the fiscal year ended June 27, 2004 includes a $6.7 million provision for income taxes to increase the valuation allowance against the Company’s deferred tax assets.

Net loss for the fiscal year ended June 29, 2003 includes a $27.8 million pre-tax gain ($17.2 million after-tax) from termination of the Company’s retiree medical plan; discontinued operations includes after-tax charges of $38.7 million for asset impairment and a $3.3 million after-tax charge for settlement of litigation.

Balance Sheet Data

(Amounts in thousands)	July 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003
Total assets	$104,738	$233,026	$229,180	$228,024	$221,326
Long-term debt, including current portion	32	27,455	3,980	4,295	9,250
Other long term obligations	1,709	1,106	-	-	-
Pension benefit obligations	15,965	45,494	70,568	31,366	51,356
Stockholders’ equity	41,473	42,908	46,060	109,922	78,671

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Magnetek, Inc. is global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator, telecommunications (“telecom”) and energy delivery applications. Our systems consist primarily of programmable motion control and power conditioning systems used in the following applications: overhead cranes and hoists; elevators; wireless telecom; coal mining equipment; and fuel cells and wind turbines. We believe that with our technical and productive resources we are well positioned to respond to increasing demand in our served markets. Our operations are located in North America, predominantly in Menomonee Falls, Wisconsin, the location of our Company headquarters.

Our material handling offerings include drives, radio remote controls, and braking, collision-avoidance, and electrification subsystems, sold primarily to original equipment manufacturers (“OEMs”) of overhead cranes and hoists. We have a significant market share in North America in alternating current (“AC”) drives and believe we have growth opportunities in direct current (“DC”) drives for retrofit applications and in wireless remote controls.

Our elevator product offerings are comprised of highly integrated subsystems and drives used to control motion primarily in high-rise, high speed elevator applications. Our products are sold mainly to elevator OEMs and we have a significant share of the available market for DC drives and subsystems used in high-rise elevators for both new and retrofit projects. We believe we have opportunities for growth in available elevator markets by introducing new energy-saving product offerings for both DC and AC applications, expanding the breadth of our product offering to include competitive low-end products for lower performance applications, and using our new product offerings to expand geographically, primarily into Asia.

Our telecom product offerings are focused on providing back-up power for wireless applications. During fiscal year 2005, we reclassified the assets and liabilities of our telecom power business as held for sale, and the results of operations of the business as discontinued operations. During fiscal year 2006, we reached various stages of negotiations with several interested parties, however, we were not able to reach an agreement to sell the business. In October 2006 (fiscal 2007), we decided to retain the business and initiated restructuring actions in order to improve its operating results. We completed the relocation of the manufacturing operations from Dallas, Texas to Menomonee Falls, Wisconsin during the third quarter of fiscal 2007. We are now focused on increasing sales by expanding our customer base and gaining market share in microwave backhaul and mobile power applications, as well as improving operating results through material cost reductions and improvements in manufacturing efficiency.

Our energy delivery product offerings include power inverters for wind turbines, which deliver AC power from multiple generators to the utility power grid. The wind market is growing very rapidly in North America as wind power is becoming increasingly competitive from a cost standpoint with more traditional methods of power generation. We believe our product offerings have us well positioned to take advantage of growth in the wind market and expect sales of inverters for wind applications to be our fastest revenue growth product over the next several years.

During fiscal 2007 we completed the divestiture of our power electronics business, repaid all of our outstanding debt, and made a $30 million contribution to our defined benefit pension plan. We also restructured our management team, reduced our corporate overhead by over $6 million annually and relocated our corporate headquarters as well as our telecom operations to Wisconsin. Our continuing operations returned to profitability during the second half of fiscal 2007.

The decision to divest our power electronics business resulted from our review of cash raising alternatives, completed late in fiscal 2006. Our operating results for the past several years have been negatively impacted by asset impairment and restructuring charges, and other expenses related to businesses we no longer own, including a $22 million charge (net of amounts previously recorded) in fiscal 2005 for a patent infringement arbitration award (see Note 11 of Notes to Consolidated Financial Statements). Early in fiscal 2006, we entered into financing agreements to provide funds for payment of the arbitration award, and placed $22.6 million into an escrow account to satisfy payment of the award in the event our ongoing appeal of the award is not successful. Higher interest expense and costs incurred to obtain these financing agreements negatively impacted our fiscal 2006 cash flows. In addition, scheduled debt repayments and required pension contributions in future periods were expected to negatively impact our future cash flows. As a result, during the fourth quarter of fiscal 2006, we decided to divest our power electronics business to enable us to address these pending obligations as well as provide funds for future growth initiatives. During the fourth quarter of fiscal year 2006, we reclassified the assets and liabilities of the power electronics business as held for sale, and the results of operations of this business as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements).

In October 2006, we sold the power electronics business to Power-One, Inc. (“Power-One”) for $63.5 million in cash (net of closing costs and post-closing adjustments) and the assumption by Power-One of approximately $16 million of Magnetek’s debt (see Note 3 of Notes to Consolidated Financial Statements). We used a portion of the proceeds from the divestiture of the business to repay all of our remaining long-term debt, approximately $29 million, and also made a $30 million contribution to our defined benefit pension plan in December 2006. While the contribution has significantly reduced our funding obligation, additional contributions to our pension plan will be required beginning in April 2008, and could still be significant. We intend to use the remainder of the proceeds from the sale primarily to fund continuing operations.

The divestiture of our power electronics business resulted in a smaller company which compelled us to take actions to reduce our corporate overhead. Accordingly, in November 2006, we downsized certain corporate functions and decided to relocate our corporate headquarters from Chatsworth, California to Wisconsin. As discussed above, we also decided to retain our telecom power business. We completed the consolidation and restructuring of our manufacturing operations and administrative facilities during the third quarter of fiscal 2007. The resulting cost savings, together with a reduction in pension expense from the contribution to our pension plan and lower interest expense from reduced borrowings, enabled our continuing operations to generate net income for the third and fourth quarters of fiscal 2007.

While we are a smaller company following the divestiture of our power electronics business, we are a leader in several of our served markets, our operations are centralized in North America, and we believe we have good growth prospects heading into fiscal 2008. Our sales were $103.8 million in fiscal 2007, and we expect double-digit revenue growth in fiscal 2008; however, our sales growth is dependent on successful introduction of new products for elevator and wind markets. In addition, we may experience a cyclical slowdown in the material handling market, which comprised approximately half of our sales in fiscal 2007. Gross margins in our power control systems business have historically been in the range of upper 20% to 30% and we are targeting this level of gross margin going forward. Gross margin in fiscal 2007 was negatively impacted by restructuring costs in telecom operations and start up expenses related to production of new products. In addition, we will focus on controlling operating expenses and, through utilization of our net operating loss carryforwards for tax purposes, we believe the majority of our reported operating profit can be realized as net income.

Continuing Operations

Demand in certain of our key markets, mainly material handling, was strong during fiscal 2007 and our sales increased to $103.8 million, an increase of 2% from fiscal 2006 sales of $101.7 million. Gross profit as a percentage of sales declined from 29.6% in fiscal 2006 to 27.9% in fiscal 2007, mainly the result of restructuring, relocation costs and related manufacturing efficiency issues in our telecom business, and start up costs to install manufacturing capacity for new product offerings.

Our research and development (“R&D”) expense, including the impact of approximately $0.6 million in restructuring costs, decreased to approximately $4.7 million in fiscal 2007 from $4.9 million in fiscal 2006. We continued to invest in developing new products for existing and new markets, including alternative energy products for wind applications, but also took actions to reduce costs in our corporate R&D function. We intend to continue to invest in R&D going forward, although the rate of growth in R&D investment may slow in fiscal 2008. Fiscal 2007 selling, general and administrative (“SG&A”) expense decreased by $1.3 million compared to fiscal 2006, and at $27.3 million, represents more than 26% of sales. We expect SG&A to decrease in fiscal 2008, as upon the divestiture of our power electronics business, we consolidated administrative offices and implemented cost reduction actions to reduce both payroll costs and pension expense. Our fiscal 2007 general and administrative (“G&A”) expense includes $1.3 million in restructuring charges, mainly severance costs, and also includes a one-time stock compensation charge of $1.1 million related to down-sizing actions. We also contributed to our defined benefit pension plan in fiscal 2007. Under current pension funding regulations, no mandatory contributions are required until April 2008, and required contributions in periods subsequent to fiscal 2008 could be significant (see “Summary of Contractual Obligations and Commitments”). Our future annual pension expense included in our results of operations will depend on future interest rate levels, investment returns in equity and fixed income markets, and the level and timing of contributions we make to the plan.

Capital expenditures in fiscal 2007 were $1.6 million compared to fiscal 2007 depreciation expense of $1.4 million. Our total long-term debt decreased during fiscal 2007 from $27.4 million to zero, as we used proceeds from the divestiture of our power electronics business to repay all of our outstanding debt.

Going into fiscal 2008, we believe that future sustained profitability is dependent upon increased revenues and improvements in gross margins. Improvement in our gross margins is mainly dependent upon a continuing economic expansion, successful introduction of new products at acceptable margins, and improvement in operating performance in our telecom business. Given our current cost structure with reduced operating expenses, the lack of outstanding debt, and the availability of tax loss carryforwards to offset future taxable income, we believe the majority of any incremental gross margin we earn will be realized as net income, and therefore the key driver of increased net income for us is higher gross margins.

Discontinued Operations

The results of our divested power electronics business, as well as certain income and expenses related to other divested businesses, have been classified as discontinued operations in the accompanying consolidated financial statements and footnotes for all periods presented. The assets and liabilities of our divested power electronics business are classified as held for sale in the accompanying consolidated balance sheets as of July 2, 2006.

Our fiscal 2007 loss from discontinued operations was $2.8 million, due mainly to losses incurred by our divested power electronics business of $2.3 million prior to its divestiture in October 2006. In addition, the loss from discontinued operations includes a loss on the sale of our power electronics business of $0.4 million including post-closing purchase price adjustments (see Note 3 of Notes to Consolidated Financial Statements). Costs associated with other previously owned businesses were $1.7 million for fiscal 2007. These costs have historically included charges for an arbitration award in a patent infringement claim and related legal fees, as well as certain expenses for workers’ compensation claims, environmental issues, and asbestos claims (see Note 11 of Notes to Consolidated Financial Statements). All of these issues relate to businesses we no longer own and most relate to indemnification agreements we provided when we divested those businesses. Also included in our fiscal 2007 loss from discontinued operations was $2.0 million of income from the favorable settlement of litigation in a development dispute, partially offset by $0.5 million in legal fees related to the lawsuit and settlement.

Going forward, our discontinued operations will include additional costs we may incur related to businesses no longer owned and may include additional costs above those currently estimated and accrued related to the divestiture of our power electronics business.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 1, 2007 COMPARED WITH YEAR ENDED JULY 2, 2006

Net Sales and Gross Profit

Net sales increased 2.1% to $103.8 million in fiscal 2007 from $101.7 million in fiscal 2006. The increase in net sales in fiscal 2007 was due primarily to increased sales of material handling systems, $4.8 million, and elevator product, $1.5 million, offset by lower sales in energy systems and telecom markets. Net sales by market were as follows, in millions:

Fiscal Year Ended	July 1, 2007		July 2, 2006
Material handling	$61.8	60%	$57.0	56%
Elevator motion control	19.0	18%	17.5	17%
Telecom power systems	16.0	15%	18.6	18%
Energy systems	7.0	7%	8.6	9%
Total net sales	$103.8	100%	$101.7	100%

Fiscal 2007 and fiscal 2006 each contained 52 weeks.

Gross profit in fiscal 2007 decreased to $28.9 million (27.9% of sales) from $30.1 million (29.6% of sales) in fiscal 2006. The $1.2 million decline in gross profit was due to restructuring costs incurred in relocating our telecom power business of $0.9 million, lower sales volume in telecom and energy systems, $1.0 million, due in part to the lower sales of our residential solar product line, start up costs and manufacturing efficiency issues in telecom and energy systems, and unfavorable sales mix in the elevator market, partially offset by the favorable impact on gross profit of $1.6 million from higher sales of material handling systems.

Operating Expenses

Research and development expense was $4.7 million in fiscal 2007, or 4.5% of sales, compared to $4.9 million, or 4.8% of sales, in fiscal 2006. Fiscal 2007 R&D includes $0.6 million in restructuring costs related to elimination of our corporate R&D function. The decreased spending in R&D expense in fiscal 2007 as compared to fiscal 2006 also reflects the substantial completion of new product development programs for elevator and wind markets. Selling, general and administrative expense was $27.3 million, or 26.3% of sales, in fiscal 2007 compared to $28.6 million, or 28.1% of sales, in fiscal 2006. Selling expenses were $11.1 million, or 10.7% of sales in fiscal 2007 compared to $10.2 million, or 10.0% of sales in fiscal 2006. The increase is mainly due to higher volume-related expenses in fiscal 2007 as compared to fiscal 2006, as well as increased spending on payroll-related costs. G&A expense was $16.2 million in fiscal 2007 compared to $18.4 million in fiscal 2006. The decrease in G&A expense in fiscal 2007 as compared to fiscal 2006 mainly reflects reduced corporate payroll-related costs from restructuring actions, reduced professional fees and lower pension expense. Fiscal 2007 G&A expense includes severance charges of $1.3 million and one-time stock compensation charges of $1.1 million from stock awards, accelerated vesting of stock options and restricted stock for employees and directors no longer employed as a result of downsizing actions. Fiscal 2007 pension expense was $2.0 million compared to $3.7 million in fiscal 2006. The decrease in pension expense was mainly due to a contribution of $30.0 million to our defined benefit pension plan in December 2006, which reduced our pension expense in the second half of fiscal 2007 to $0.3 million.

Loss from Operations

Loss from operations was $3.0 million in fiscal 2007, comparable to a loss from operations of $3.3 million in fiscal 2006. The loss from operations in fiscal 2007 includes the impact of restructuring and relocation of both our telecom power business as well as our corporate administrative functions.

Interest Income and Expense and Other Expense

Interest income was $2.0 million and interest expense was $2.4 million in fiscal 2007. Interest income was $0.7 million and interest expense was $3.2 million in fiscal 2006. The increase in interest income in fiscal 2007 as compared to fiscal 2006 was due to higher cash balances during much of fiscal 2007 and $0.3 million in interest income related to a previous tax settlement.

The decrease in interest expense in fiscal 2007 was mainly due to the repayment of all of our outstanding debt following the divestiture of our power electronics business in October 2006. Fiscal 2007 interest expense includes the write-off of deferred financing assets of $0.7 million from the early retirement of debt. Interest expense in fiscal 2006 reflects interest on outstanding borrowings and deferred financing amortization.

Other expense of $0.4 million in fiscal 2007 is comprised of a prepayment penalty of $0.3 million related to the early repayment of our term loan in October 2006 and a loss of $0.1 million on the sale of our metal fabrication fixed assets and inventory to a third party.

Provision for Income Taxes

Despite the pretax loss of $3.9 million in fiscal 2007 and the pretax loss of $5.8 million in fiscal 2006, we recorded tax provisions in those periods of $1.3 million and $1.5 million respectively, due to non-cash deferred tax provisions related to changes in deferred tax liabilities from goodwill amortization and to a lesser extent, provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Condensed Consolidated Financial Statements).

As of July 1, 2007, our U.S. net operating loss carryforward (“NOL”) was approximately $178 million and our capital loss carryforwards were approximately $31 million. The potential tax benefit of all carryforwards, approximately $98 million, has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at July 1, 2007. Our NOL has carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2027. Since our balance sheet reflects no benefit of such NOL’s, we anticipate that no federal tax expense (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

Loss from Continuing Operations

In fiscal 2007, we recorded a loss from continuing operations of $5.2 million, or a $0.18 loss per share, basic and diluted, compared to a fiscal 2006 loss from continuing operations of $7.4 million, or a $0.25 loss per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2007 of $2.8 million, or a $0.10 loss per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2006 of $39.5 million, or a $1.36 loss per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2007 was comprised of losses in our divested power electronics business of $2.3 million, expenses related to previously divested businesses of $1.7 million, the loss we recorded on the sale of the power electronics business of $0.4 million, and legal fees incurred related to litigation of a development dispute, partially offset by $2.0 million of income from the favorable settlement of the development dispute (see Note 2 of Notes to Consolidated Financial Statements). The loss from discontinued operations in fiscal 2006 was comprised of a goodwill impairment charge of $22.4 million, a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of our power electronics business, operating losses in our power electronics business of $2.8 million, and other expenses related to businesses we no longer own, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related legal fees, totaling $3.6 million.

Net Loss

We recorded a net loss in fiscal 2007 of $8.0 million, or a $0.27 loss per share on both a basic and diluted basis, compared to a fiscal 2006 net loss of $46.8 million, or a $1.62 loss per share on both a basic and diluted basis.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 2, 2006 COMPARED WITH YEAR ENDED JULY 3, 2005

Net Sales and Gross Profit

Net sales increased 17.7% to $101.7 million in fiscal 2006 from $86.3 million in fiscal 2005. The increase in net sales in fiscal 2006 was due primarily to increased sales of telecom power systems, $8.3 million, and material handling systems, $4.5 million. Net sales by market were as follows, in millions:

Fiscal Year Ended	July 2, 2006		July 3, 2005
Material handling	$57.0	56%	$52.5	61%
Elevator motion control	17.5	17%	17.4	20%
Telecom power systems	18.6	18%	10.3	12%
Energy systems	8.6	9%	6.1	7%
Total net sales	$101.7	100%	$86.3	100%

Fiscal 2006 contained 52 weeks; fiscal 2005 contained 53 weeks.

Gross profit in fiscal 2006 increased to $30.1 million (29.6% of sales) compared to $26.3 million (30.5% of sales) in fiscal 2005. The $3.8 million improvement in gross profit for the year ended July 2, 2006 was mainly due to higher sales volumes to telecom and material handling markets. The reduction in gross profit as a percentage of sales for the year ended July 2, 2006 was due to sales price reductions and product mix in sales to elevator markets, and higher sales of lower margin alternative energy products for photo-voltaic (solar) markets.

Operating Expenses

R&D expense was $4.9 million in fiscal 2006, or 4.8% of sales, compared to $4.7 million, or 5.4% of sales, in fiscal 2005. The increase in R&D expense reflects continued investment in product development for new markets and applications such as power inverters for wind markets. Selling, general and administrative expense was $28.6 million, or 28.1% of sales, in fiscal 2006 compared to $26.8 million, or 31.0% of sales, in fiscal 2005. Selling expenses were $10.2 million, or 10.0% of sales in fiscal 2006 compared to $9.7 million, or 11.3% of sales in fiscal 2005. The increased selling expense in fiscal 2006 reflects higher sales volume as well as increased investment in marketing new products in alternative energy markets. G&A expense was $18.4 million in fiscal 2006 compared to $17.1 million in fiscal 2005. The increase of $1.2 million in G&A expense in fiscal 2006 was due to increased pension expense of $2.3 million, partially offset by lower rent expense of $0.8 million from relocation and consolidation of administrative facilities.

Loss from Operations

Our loss from operations was $3.3 million in fiscal 2006 compared to a loss from operations of $5.1 million in fiscal 2005. The reduction in loss from operations was due mainly to higher sales volume and increased gross profit, partially offset by higher spending in R&D, higher volume-related selling expenses, and higher pension expense.

Interest and Other Income and Expenses

Interest income was $0.7 million in fiscal 2006 compared to $0.1 million in fiscal 2005. Interest expense was $3.2 million in fiscal 2006 compared to $0.5 million in fiscal 2005, and as a result, net interest expense increased $2.1 million in fiscal 2006 compared to fiscal 2005. The increase in net interest expense in fiscal 2006 was due to higher outstanding debt balances, due mainly to borrowings associated with the Nilssen patent arbitration award (see Note 11 of Notes to Consolidated Financial Statements) and higher deferred financing amortization expense. In November 2005, we deposited $22.6 million into escrow to satisfy payment of the award in the event our appeal is not successful. The escrow deposit was funded by our $18.0 million term loan and $4.6 million from our revolving debt facility. The term loan bore interest at a rate of 12.6% while we received interest on the escrow deposit at a rate of 4.7%. As a result, both our reported interest income and expense increased in fiscal 2006 as compared to fiscal 2005.

Deferred financing amortization expense included in interest expense was $0.9 million in fiscal 2006 compared to $0.3 million in fiscal 2005. The increase in deferred financing amortization expense in fiscal 2006 compared to fiscal 2005 was due to costs incurred in obtaining our new credit agreements entered into on September 30, 2005, as well as the write-off of deferred financing costs under our previous credit agreements.

Provision for Income Taxes

We recorded a provision for income taxes of $1.5 million in fiscal 2006, comprised of $1.1 million (non-cash) primarily to increase the deferred tax liability for tax deductible amortization of goodwill and $0.4 million related to our foreign operations. We recorded a provision for income taxes of $1.0 million in fiscal 2005, due to non-cash deferred tax provisions related to changes in deferred tax liabilities from goodwill amortization of $0.9 million and to a lesser extent, provisions for income taxes on our pretax income in Canada.

Loss from Continuing Operations

In fiscal 2006, we recorded a loss from continuing operations of $7.4 million, or a $0.25 loss per share, basic and diluted, compared to a fiscal 2005 loss from continuing operations of $6.6 million, or a $0.23 loss per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2006 of $39.5 million, or a $1.36 loss per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2005 of $20.3 million, or a $0.71 loss per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2006 is comprised of a goodwill impairment charge of $22.4 million (see Note 2 of Notes to Consolidated Financial Statements), a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of our power electronics business, operating losses in our power electronics business of $2.8 million, and other expenses related to businesses we no longer own, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related costs, totaling $3.7 million. The loss from discontinued operations in fiscal 2005 is comprised of a charge for an arbitration award related to a patent infringement claim of $22.0 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $4.7 million, partially offset by operating income in our power electronics business of $6.4 million.

Net Loss

We recorded a net loss in fiscal 2006 of $46.8 million, or a $1.62 loss per share on both a basic and diluted basis, compared to a fiscal 2005 net loss of $26.9 million, or a $0.94 loss per share on both a basic and diluted basis.

Liquidity and Capital Resources

Our cash balance, excluding restricted cash, increased $5.3 million during the 12 months ended July 1, 2007, from $0.1 million at July 2, 2006 to $5.4 million at July 1, 2007. Our primary source of cash during the 12 months ended July 1, 2007 was from the divestiture of our power electronics business. Our primary uses of cash during the same period were for debt repayment and a contribution to our defined benefit pension plan (see below). During the 12 months ended July 1, 2007, our accounts receivable balances increased $3.3 million and inventories increased $3.1 million, while accounts payable increased $4.4 million. We also paid approximately $1.6 million in severance costs during fiscal 2007 related to our corporate downsizing. Our capital expenditures for the year ended July 1, 2007 were $1.6 million and we are in the process of adding capacity for the production of wind inverters. We do not anticipate capital expenditures in fiscal 2008 will exceed $3.0 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

As discussed in Notes 2 and 3 of the Notes to Consolidated Financial Statements, in October, 2006, we sold our power electronics business to Power-One for $63.5 million in cash (net of closing costs of $2.2 million and post-closing adjustments of $2.3 million) and the assumption of approximately $16.0 million in outstanding debt in Europe. We used approximately $29.0 million of the proceeds from the divestiture to repay all borrowings outstanding under our term loan with Ableco Finance LLC (“Ableco”) and revolving credit facility with Wells Fargo Foothill, Inc. (“WFF”) in October 2006. Pursuant to the terms of the loan agreement with Ableco, the agreement was terminated prior to the December 2007 expiration date in exchange for our payment to Ableco of $0.3 million. The revolving credit facility remains in place with availability of $12.1 million at July 1, 2007. We are currently in default under certain covenants of the revolving credit agreement, and we are in the process of obtaining a waiver. There were no borrowings outstanding under the revolving credit facility as of July 1, 2007.

Primarily as a result of the decline in interest rates over the past several years, the accumulated benefit obligation of our defined benefit pension plan currently exceeds plan assets. We used a portion of the proceeds from the divestiture of our power electronics business to contribute $30.0 million to our pension plan in December 2006 and under current funding regulations, actuarial projections indicate no contributions to the plan would be required before April 2008. Future required contributions will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the plan, and could still be significant.

We are subject to certain potential environmental and legal liabilities associated primarily with past divestitures (see Note 11 of Notes to Consolidated Financial Statements). In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement action brought against us by Ole K. Nilssen. In settlement of pending litigation, we agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Mr. Nilssen of $23.4 million, to be paid within ten days of the award. Nilssen’s counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and we filed a counter-motion to vacate the award on grounds that it was fraudulently obtained. Our request for oral argument was granted and the hearing was held on October 19, 2005. The judge is expected to render his decision by mail after further consideration. An unfavorable decision by the Court could result in payment of the award of $22.6 million, net of previously paid amounts, to Nilssen, which would have a material adverse effect on our cash flows during the period in which payment would be made. We have adequate resources to support payment of the award if such a payment is necessary, as we currently have $22.9 million of restricted cash in an interest-earning escrow account.

Based upon current plans and business conditions, we believe that available cash balances, borrowing capacity under our revolving credit facility, and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months.

We do not have any off-balance sheet arrangements or variable interest entities as of July 1, 2007.

Summary of Contractual Obligations and Commitments

Future payments due under contractual obligations of the Company’s continuing operations as of July 1, 2007 are as follows (in thousands):

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
Pension funding	$2,680	$20,990	$16,880	$7,210	$47,760
Operating leases	3,039	5,583	4,848	7,108	20,578
Purchase obligations	16,916	-	-	-	16,916
Capital lease obligations	11	21	-	-	32
Total	$22,646	$26,594	$21,728	$14,318	$85,286

Pension funding amounts in the table above are based on current regulations and actuarial calculations at July 1, 2007. Actual funding amounts could vary, depending on future interest rate levels and values in equity and fixed-income markets.

The amounts in the table above do not include our aggregate future minimum rentals to be received under noncancelable subleases of $6.4 million as of July 1, 2007.

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

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. Items with no usage for the past twelve months and no expected future usage are considered obsolete, and are disposed of or fully reserved. Reserves for excess inventory are determined based upon historical and anticipated usage as compared to quantities on hand. Excess inventory is defined as inventory items with on-hand quantities in excess of one year’s usage and specified percentages are applied to the excess inventory value in determining the reserve. Our assumptions have not changed significantly in the past, and are not likely to change in the future. We believe that our assumptions regarding inventory valuation have been accurate in the past.

Long-Lived Assets and Goodwill

We periodically evaluate the recoverability of our long-lived assets, including property, plant and equipment. Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances. We have elected to perform our annual impairment test in the fourth quarter of our fiscal year. In assessing potential impairment, we make estimates regarding the fair value of the related long-lived assets. No impairments were recognized in long-lived assets or goodwill for the year ended July 1, 2007. For the year ended July 2, 2006, we recorded a goodwill impairment charge of $22.4 million related to our discontinued power electronics business, included in loss from discontinued operations in the consolidated statement of operations for fiscal 2006.

Pension Benefits

We sponsor a defined benefit plan that covers a number of current and former employees in the U.S. The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, expected rates of return on plan assets and mortality rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. Our plan assets are comprised mainly of common stock and bond funds. The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis. The expected rate of return on plan assets was 9.0% in fiscal 2007, 2006 and 2005. The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year. As of July 1, 2007, the discount rate used to determine the benefit obligation was 6.25% as compared to 6.375% at July 2, 2006. Changes in assumptions typically result in actuarial gains or losses that are amortized in accordance with the methods specified in Statement of Financial Accounting Standard (“SFAS”) No. 87, Employers’ Accounting for Pensions, as Amended. A decrease in the discount rate, as occurred during fiscal 2007, results in an increase to our projected benefit obligation and an actuarial loss, which typically results in increased future pension expense. However, we expect that our future pension expense will be lower than our pension expense over the past several fiscal years due to a $30 million contribution to our pension plan in December 2006, which will result in an increase in our expected return on plan assets in future periods.

Significant differences between our assumptions and actual future investment return or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

Reserves for Contingencies

We periodically record the estimated impact of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, Accounting for Contingencies. SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

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

Income Taxes

We operate in several taxing jurisdictions and are subject to a variety of income and related taxes. Judgment is required in determining our provision for income taxes and related tax assets and liabilities. We believe we have reasonably estimated our tax positions for all jurisdictions for all open tax periods. It is possible that, upon closure of our tax periods, our final tax liabilities could differ from our estimates.

We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes. We also record valuation allowances against these deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future.

Since fiscal 2002 we have provided valuation reserves against our U.S. deferred tax assets that result in a net deferred tax liability position. A portion of our deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and Form 10-K, including documents incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “estimate”, “anticipate”, “intend”, “may”, “might”, “will”, “would”, “could”, “project” and “predict”, or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in the CEO’s Letter, the section of this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the section of the Form 10-K entitled “Description of Business” include, but are not limited to, statements regarding projections of revenues, income or loss, capital expenditures, plans for future operations, products or services, legal issues and financing needs or expectations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in electronics, telecommunications, industrial equipment and energy markets, international sales and operations, dependence on major customers, increased material costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company’s ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included below under the heading “Risk Factors Affecting the Company’s Outlook.” Forward-looking statements contained in this Annual Report and Form 10-K speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Risk Factors Affecting the Company’s Outlook

Our future results of operations and the other forward-looking statements contained in our Report on Form 10-K and this Annual Report, including this section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” involve a number of risks and uncertainties. In particular, the statements regarding future goals and strategies, new product introductions, penetration of new markets, projections of sales revenues, manufacturing costs and operating costs, pricing of our products and raw materials required to manufacture our products, gross margin expectations, relocation and outsourcing of production capacity, capital spending, research and development expenses, the outcome of pending legal proceedings and environmental matters, tax rates, sufficiency of funds to meet our needs including contributions to our defined benefit pension plan, and our plans for future operations, as well as our assumptions relating to the foregoing, are all subject to risks and uncertainties.

A number of other factors could cause our actual results to differ materially from our expectations. We are subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes. The following list of risk factors is not all-inclusive. Other factors and unanticipated events could adversely affect our financial position or results of operations. We believe that the most significant potential risk factors that could adversely impact us are the following:

Economic Conditions and Demand for our Products

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions. Demand for our products is also impacted by changes in customer order patterns, such as changes in inventory levels maintained by customers and the timing of customer purchases. If demand in certain of our served markets deteriorates in subsequent periods, our operating results could be adversely affected and operating losses could recur.

Competitive Industry

We operate in an intensely competitive industry characterized by rapid changes in technology, product demand, prices and lead times. Our future profitability depends on our ability to successfully identify and react to these changing trends. Specifically, achievement of our sales and profit goals is dependent in part upon our ability to successfully anticipate product demand, to introduce quality products to meet that demand in a timely manner at competitive prices, to gain acceptance of our products in the marketplace, to achieve cost reductions during the product life cycle and to adapt our existing product platforms in the event of changes in technology. Failure to do so could result in low returns on investment in new products and technologies, a loss of competitive position relative to our peers, obsolete products and technologies, and an adverse impact on our operating results. In addition, price erosion in response to competition in our served markets could have a material impact on our financial position or results of operations.

Dependence on New Products

Our expected growth in sales and profits is in part dependent upon the successful introduction of new products for the elevator and wind markets, acceptance of these new products by customers in those markets, and successful cost reduction efforts related to new products. Any delay in introduction of new products, customer acceptance of new products, or cost reduction actions could have an adverse impact on our financial position or results of operations.

Dependence on Customers and Credit Risk

We rely on several large customers for a significant portion of our sales. While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 16% of our net sales in fiscal 2007. The loss of any such customers or significant decreases in any such customers’ levels of purchases could have an adverse effect on our business. In addition, we are exposed to the credit risk of our customers, including risk of bankruptcy, and are subject to losses from uncollectible accounts receivable. If the financial conditions of any of our customers deteriorates and impairs their ability to make payments, we could incur future write-offs of accounts receivable that could have a material impact on our financial position, results of operations or cash flows.

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

Competitive Size

We compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, mining machinery drive builders, and power inverter builders. The total number of such enterprises with whom we compete directly is believed to be fewer than 100. However, certain of our competitors are significantly larger and have substantially greater resources than us, and some are global in scope, whereas we currently compete primarily in the North American market.

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

Restructuring and Outsourcing

We have taken actions to relocate some of our production capacity and may develop action plans regarding additional relocation, consolidation or outsourcing activities in the future. While we believe that these actions will result in a more competitive position and should also increase our gross profits and reduce our operating expenses, there is no guarantee that these plans will succeed. There is also no assurance that the expected cost savings and improvement in gross profits will be realized, and in addition, these actions may result in quality issues or delays in production or shipment to customers that could have an adverse impact on our results of operations. In addition, there is no assurance that any future activities not yet planned would provide any benefits to our operating results, and any such future plans may result in asset impairment charges.

Intellectual Property

We believe that our intellectual property is equal or superior to our competitors’ and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company we are highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

Likewise, we could be adversely affected financially should we be judged to have infringed upon the intellectual property of others.

Pension Funding Obligations

Current actuarial estimates indicate that we will be required to make significant contributions to our defined benefit pension plan beginning in April 2008. Based upon current projections of our operating results and financial position, we believe that existing cash balances, amounts available under our revolving credit facility, and cash generated from operations will be sufficient to make all required pension contributions. However, if actual future operating results differ significantly from current projections, we may be required to seek additional sources of cash to enable us to fund required contributions under our pension plan.

Legal and Environmental Issues

Our results of operations could be adversely impacted by pending and future litigation, including claims related to, but not limited to, product liability, patent infringement, contracts, employment and labor issues, personal injury and property damage, including damage to the environment.

In some cases, we have agreed to provide indemnification against legal and environmental liabilities and potential liabilities associated with operations that we have divested, including certain motor, generator, lighting ballast, transformer, drive and power supply manufacturing operations. If we are required to make payments under such indemnification obligations, such payments could have a material adverse impact on our financial position, results of operations or cash flows. Further, we have been indemnified against potential legal and environmental liabilities and potential liabilities associated with operations that we have acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers, such liabilities, if any, could be borne by us and have an adverse effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks has changed significantly as a result of the divestiture of our power electronics business in October 2006. Our exposure to interest rate risk decreased significantly, as we have no debt outstanding as of July 1, 2007, and our exposure to foreign currency exchange rates decreased significantly, as the divestiture included the majority of our international operations. We did not have any outstanding hedge instruments or contracts at July 1, 2007 and July 2, 2006.

Interest Rates

The fair value of our debt was effectively zero at July 1, 2007. Our reported debt balance was comprised entirely of capital lease obligations. As a result, at July 1, 2007, a hypothetical 10% adverse change in interest rates would have a negligible impact on our annual interest expense.

Foreign Currency Exchange Rates

We generally do not enter into foreign exchange contracts to protect against reductions in value and volatility of future cash flows caused by changes in exchange rates, but we may selectively enter into foreign exchange contracts to hedge certain exposures. Gains and losses on these non-U.S.-currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure.

We had no foreign currency contracts outstanding at July 1, 2007 and July 2, 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended (Amounts in thousands, except per share data)	July 1, 2007	July 2, 2006	July 3, 2005
Net sales	$103,808	$101,657	$86,346
Cost of sales	74,881	71,520	60,009
Gross profit	28,927	30,137	26,337
Research and development	4,689	4,871	4,691
Sales, general and administrative	27,286	28,555	26,793
Loss from operations	(3,048)	(3,289)	(5,147)
Non operating expense (income):
Interest income	(1,951)	(687)	(138)
Interest expense	2,401	3,232	513
Other expense	395	—	—
Loss from continuing operations before provision for income taxes	(3,893)	(5,834)	(5,522)
Provision for income taxes	1,293	1,539	1,029
Loss from continuing operations	(5,186)	(7,373)	(6,551)
Loss from discontinued operations, net of taxes	(2,806)	(39,476)	(20,319)
Net loss	$(7,992)	$(46,849)	$(26,870)
Per common share basic and diluted:
Loss from continuing operations	$(0.18)	$(0.25)	$(0.23)
Loss from discontinued operations	$(0.10)	$(1.36)	$(0.71)
Net loss	$(0.27)	$(1.62)	$(0.94)
Weighted average shares outstanding - basic and diluted	29,435	28,931	28,535

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of (Amounts in thousands)	July 1, 2007	July 2, 2006
Assets
Current assets:
Cash	$5,404	$96
Restricted cash	22,852	22,602
Accounts receivable, less allowance for doubtful accounts of $726 in 2007 and $723 in 2006	18,104	14,765
Inventories	16,201	13,134
Deferred income taxes	94	23
Prepaid expenses and other current assets	1,806	670
Assets held for sale	-	140,549
Total current assets	64,461	191,839
Property, plant and equipment:
Buildings and improvements	1,972	1,479
Machinery and equipment	17,800	17,101
Less accumulated depreciation	15,470	14,369
Net property, plant and equipment	4,302	4,211
Goodwill	28,187	28,150
Other assets	7,788	8,826
Total assets	$104,738	$233,026
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,238	$7,862
Accrued liabilities	7,639	7,557
Accrued arbitration award	22,602	22,602
Liabilities held for sale	-	75,933
Current portion of long-term debt	11	27,412
Total current liabilities	42,490	141,366
Long-term debt, net of current portion	21	43
Pension benefit obligations, net	15,965	45,494
Other long-term obligations	1,709	1,106
Deferred income taxes	3,080	2,109
Commitments and contingencies
Stockholders’ Equity:
Common stock, $0.01 par value, 100,000 shares authorized; 30,114 and 28,712 shares issued and outstanding in 2007 and 2006	301	287
Additional paid-in capital	134,449	129,473
Accumulated deficit	(14,823)	(6,831)
Accumulated other comprehensive loss	(78,454)	(80,021)
Total stockholders’ equity	41,473	42,908
Total liabilities and stockholders’ equity	$104,738	$233,026

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive
(Amounts in thousands)	Shares	Amount	Capital	(Deficit)	Loss	Total
Balance, June 27, 2004	28,492	$285	$127,692	$66,888	$(84,943)	$109,922
Exercise of stock options	53	–	172	–	–	172
Shares issued	3	–	5	–	–	5
Employee stock purchase plan	6	–	37	–	–	37
Stock-based compensation expense	–	–	506	–	–	506
Shares issued to trust	61	1	252	–	–	253
Net loss	–	–	–	(26,870)	–	(26,870)
Translation adjustments	–	–	–	–	(199)	(199)
Minimum pension liability	–	–	–	–	(37,766)	(37,766)
Comprehensive loss	–	–	–	–	–	(64,835)
Balance, July 3, 2005	28,615	$286	$128,664	$40,018	$(122,908)	$46,060
Exercise of stock options	3	–	8	–	–	8
Shares issued	4	–	13	–	–	13
Stock-based compensation expense	–	–	500	–	–	500
Shares issued to trust	90	1	288	–	–	289
Net loss	–	–	–	(46,849)	–	(46,849)
Translation adjustments	–	–	–	–	3,480	3,480
Reclassification of accumulated translation adjustment to assets held for sale	–	–	–	–	10,589	10,589
Minimum pension liability	–	–	–	–	28,818	28,818
Comprehensive loss	–	–	–	–	–	(3,962)
Balance, July 2, 2006	28,712	$287	$129,473	$(6,831)	$(80,021)	$42,908
Exercise of stock options	775	8	3,013	–	–	3,021
Shares issued	557	5	(5)	–	–	–
Stock-based compensation expense	–	–	1,667	–	–	1,667
Shares issued to trust	70	1	301	–	–	302
Net loss	–	–	–	(7,992)	–	(7,992)
Translation adjustments	–	–	–	–	59	59
Minimum pension liability	–	–	–	–	1,508	1,508
Comprehensive loss	–	–	–	–	–	(6,425)
Balance, July 1, 2007	30,114	$301	$134,449	$(14,823)	$(78,454)	$41,473

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (Amounts in thousands)	July 1, 2007	July 2, 2006	July 3, 2005
Cash flows from continuing operating activities:
Net loss from continuing operations	$(5,186)	$(7,373)	$(6,551)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation	1,391	1,081	1,512
Amortization	580	906	287
Write-off of deferred financing	670	–	–
Pension expense	1,978	3,744	1,436
Stock based compensation expense	1,555	500	506
Deferred income tax provision	900	1,102	911
Changes in operating assets and liabilities	(3,950)	2,809	119
Cash contribution to pension fund	(30,000)	–	–
Total adjustments	(26,876)	10,142	4,771
Net cash provided by (used in) continuing operating activities	(32,062)	2,769	(1,780)
Cash flows from investing activities:
Proceeds from sale of business, net of transaction costs	63,546	–	–
Deposit into escrow account	(250)	(22,602)	–
Capital expenditures	(1,572)	(986)	(1,444)
Net cash provided by (used in) investing activities	61,724	(23,588)	(1,444)
Cash flow from financing activities:
Proceeds from issuance of common stock	3,323	310	430
Proceeds from employee stock purchase plan	–	–	37
Borrowings under long term notes	–	18,000
Repayment of long term notes	(18,000)	–	–
Borrowings (repayments) under line-of-credit agreements	(9,412)	5,485	(368)
Borrowings under capital lease obligations	–	–	53
Principal payments under capital lease obligations	(11)	(10)	–
Increase in deferred financing costs	(210)	(1,865)	(82)
Net cash provided by (used in) financing activities	(24,310)	21,920	70
Cash flows from discontinued operations:
Provided by operating activities	6,048	635	2,106
Used in investing activities	(930)	(5,279)	(7,545)
Provided by (used in) financing activities	(5,162)	3,044	9,155
Cash provided by (used in) discontinued operations	(44)	(1,600)	3,716
Net increase (decrease) in cash	5,308	(499)	562
Cash at the beginning of the period	96	595	33
Cash at the end of the period	$5,404	$96	$595

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands unless otherwise noted, except share and per share data)

1. Summary of Significant Accounting Policies

Profile

Magnetek, Inc. (the “Company” or “Magnetek”) is a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator, telecommunications (“telecom”) and energy delivery applications. The Company’s products consist primarily of programmable motion control and power conditioning systems used on the following applications: overhead cranes and hoists; elevators; wireless telecom; coal mining equipment; and fuel cells and wind turbines.

Basis of Presentation

The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Fiscal Year

The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest June 30. The fiscal years ended July 1, 2007 and July 2, 2006 each contained 52 weeks. The fiscal year ended July 3, 2005 contained 53 weeks.

Reclassification

Certain prior year amounts were reclassified to conform to the current year presentation, including the reclassification of the telecom power business assets, liabilities, and results of operations from discontinued operations to continuing operations.

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

Accounts Receivable

Accounts receivable represent receivables from customers in the ordinary course of business. The Company is subject to losses from uncollectible receivables in excess of its allowances. The Company maintains allowances for doubtful accounts for estimated losses from customers’ inability to make required payments. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. If the financial conditions of the Company’s customers were to deteriorate and impair their ability to make payments, additional allowances may be required in future periods. The Company’s management believes that all appropriate allowances have been provided.

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

The accrual of a contingency involves considerable judgment on the part of management. The Company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss.

Income Taxes

The Company uses the liability method to account for income taxes. The preparation of consolidated financial statements involves estimating the Company’s current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. An assessment of the recoverability of deferred tax assets is made, and a valuation allowance is established if necessary based upon this assessment.

Pension Benefits

The valuation of the Company’s pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions and future investment returns could potentially have a material impact on the Company’s expenses and related funding requirements.

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

Property, Plant and Equipment

Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method (machinery and equipment normally five to ten years; buildings and leasehold improvements over the shorter of the lease term or the economic life, estimated at ten to forty years).

Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying value of goodwill at least annually, and more frequently if indicators of potential impairment arise.

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

Prior to fiscal year 2006, as was permitted under SFAS No. 123, the Company accounted for stock-based awards using the intrinsic-value method under APB No. 25. Under APB No. 25, the Company recognized no compensation expense with respect to such awards, as the exercise prices of stock option grants were always equal to or greater than the market price of the stock at the grant date. Accordingly, no stock-based employee compensation expense for stock options is reflected in determining net loss in the accompanying consolidated financial statements for fiscal year 2005.

Effective July 4, 2005 (fiscal 2006), the Company adopted SFAS No. 123 (R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Company’s financial statements based upon their fair values. The Company selected the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date. Compensation cost recognized for the fiscal year ended July 2, 2006 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, the Company’s results of operations for prior periods have not been restated.

In the fourth quarter of fiscal 2005, the Company approved the acceleration of the vesting of all out-of-the-money (“underwater”) unvested stock options held by the Company’s current employees, including executive officers. A stock option was considered underwater if the option exercise price was greater than $2.19 per share, which was the closing price of the Company’s common stock on June 1, 2005. No stock options held by directors were subject to the acceleration. The decision to accelerate vesting of these underwater options was made primarily to avoid recognizing compensation cost in the consolidated statement of operations upon adoption of SFAS No. 123 (R), as described above. As a result of the acceleration, the Company reduced the stock option compensation expense it otherwise would be required to record by approximately $1.9 million in fiscal 2006, $1.4 million in fiscal 2007 and less than $0.1 million in fiscal 2008 on a pre-tax basis, resulting in an additional $3.4 million of pro-forma expense in fiscal 2005. The accelerated vesting was a modification of outstanding awards as defined by SFAS No. 123, which resulted in incremental pro-forma compensation expense of $0.3 million in fiscal 2005.

The following table illustrates the effect on net loss and loss per share as if the fair value method had been applied to all outstanding and unvested awards for the year ended July 3, 2005:

For the years ended	July 3,
(Thousands except per share amounts)	2005
Net loss - as reported	$(26,870)
Add: Stock-based compensation expense included in reported net loss	506
Deduct: Total stock-based compensation expense determined under fair value method for all awards	(8,894)
Pro forma net loss	$(35,258)
Loss per share as reported:
Basic and diluted	$(0.94)
Pro forma loss per share:
Basic and diluted	$(1.24)

Compensation expense related to all stock-based awards for fiscal years 2007, 2006 and 2005 is included in selling, general and administrative expense in the consolidated statements of operations. No tax benefit was recorded on the stock compensation expense for fiscal years 2007, 2006 and 2005 due to deferred tax valuation allowances recorded by the Company in those years.

Recent Accounting Pronouncements

In September 2006, the FASB issued under SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, which requires the Company to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, SFAS No. 158 requires the Company to measure the funded status of a plan as of the date of its fiscal year-end. The requirement to recognize the funded status of a defined benefit postretirement plan and the related disclosure requirements are effective for the Company’s fiscal year ended July 1, 2007, while the requirement to measure the funded status as of fiscal year-end is not effective for the Company until fiscal 2009. The Company’s adoption of SFAS No. 158 in fiscal 2007 did not have a material effect on its financial position, results of operations or cash flows (see Note 13 of Notes to Consolidated Financial Statements).

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

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this statement.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115. SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of this statement.

Research and Development

Expenditures for research and development are charged to expense as incurred and totaled $4,689, $4,871, and $4,691, for the fiscal years 2007, 2006, and 2005, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and totaled $119, $245, and $383 for the fiscal years 2007, 2006, and 2005, respectively.

Foreign Currency Translation

The Company’s foreign entities’ accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive gain or loss in stockholders’ equity.

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $1,250, $906 and $287 for the fiscal years 2007, 2006, and 2005, respectively. Amortization expense for fiscal 2007 includes the write-off of

$670 related to early repayment of the Company’s term loan (see Note 6 of Notes to Consolidated Financial Statements). These expenses are included in interest expense in the consolidated statements of operations.

Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

2. Discontinued Operations

The Company’s power electronics business, divested in October 2006, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations. The results of discontinued operations are as follows:

	July 1,	July 2,	July 3,
For the years ended	2007	2006	2005
Loss from discontinued operations before interest and income taxes	$(1,434)	$(41,003)	$(18,974)
Loss on sale of power electronics business	(420)	-	-
Interest expense, net	521	1,487	1,249
Other income	-	-	(1,300)
Provision (benefit) for income taxes	431	(3,014)	1,396
Loss from discontinued operations	$(2,806)	$(39,476)	$(20,319)

Loss from discontinued operations for the year ended July 1, 2007 includes losses of the divested power electronics business of $2.3 million, which includes the interest expense and provision for income taxes in the table above, and the loss recorded on the sale of the power electronics business of $0.4 million. Interest expense included in discontinued operations represents interest on debt of the power electronics business that was assumed by Power-One upon their purchase of the business. In addition, the fiscal 2007 loss from discontinued operations includes expenses related to previously divested businesses of $1.7 million, comprised mainly of $1.0 million of legal fees related to the Nilssen patent award, asbestos claims and other legal matters related to previously owned businesses, as well as charges of $0.8 million to increase reserves for various workers compensation, environmental and other contingencies (see Note 11 of Notes to Consolidated Financial Statements). These charges were partially offset by $2.0 million of income from the favorable settlement of litigation in a development dispute with Samsung Electro-Mechanics Co., Ltd. (“SEMCO”), a Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.1 million in four semiannual installments (net present value of $2.0 million) between June 2007 and December 2008. Loss from discontinued operations also includes charges of $0.5 million for legal fees incurred related to the lawsuit and settlement of the dispute with SEMCO. The technology in dispute was initially developed by the Company’s power electronics business and as a result, the impact of the resolution is recorded in discontinued operations.

Loss from discontinued operations in fiscal 2006 was comprised of a goodwill impairment charge of $22.4 million, a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of the power electronics business, losses in the discontinued power electronics business of $2.8 million, and other expenses related to previously-owned businesses, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related legal fees, totaling $3.6 million.

Loss from discontinued operations for fiscal 2005 includes a charge of $22.0 million related to a patent infringement claim (see Note 11 of Notes to Consolidated Financial Statements), and charges for legal fees and other costs related to the patent infringement claim and the Company’s appeal of the award, product liability claims, environmental issues and asbestos claims totaling $4.7 million. Income from the discontinued power electronics business of $6.4 million is also included in loss from discontinued operations in fiscal 2005.

During the fourth quarter of fiscal year 2006, the Company committed to a plan to divest its power electronics business. As a result, in June 2006, the Company reclassified the assets and liabilities as held for sale and the results of this business as discontinued operations. The Company’s power electronics business was comprised mainly of the Company’s wholly-owned subsidiaries Magnetek S.p.A. (Italy), Magnetek Kft. (Hungary) and Magnetek Electronics Co., Ltd. (China), and a North American division located in Chatsworth, California. The Company entered into an agreement to sell the business to Power-One (see Note 3 of Notes to Consolidated Financial Statements), and the transaction was completed in October, 2006.

The results of the Company’s power electronics business are as follows:

	July 1,	July 2,	July 3,
For the years ended	2007	2006	2005
Net sales	$53,545	$156,820	$166,390
Income (loss) from discontinued operations before interest and income taxes	$(1,319)	$(37,388)	$7,701
Interest expense, net	521	1,487	1,249
Other income	-	-	(1,300)
Provision (benefit) for income taxes	431	(3,014)	1,396
Income (loss) from discontinued operations	$(2,271)	$(35,861)	$6,356

Based upon its determination of fair value, in the fourth quarter of fiscal 2006, the Company recorded a goodwill impairment charge of $22.4 million and an additional net asset impairment charge of $10.6 million, equal to the net basis of assets held for sale related to the reclassification of accumulated translation adjustment amounts, which reduced the carrying value of the business to the estimated fair value at July 2, 2006. The impairment charges are included in loss from discontinued operations in fiscal 2006 in the accompanying consolidated statements of operations.

Assets and liabilities of the Company’s power electronics business classified as held for sale as of July 2, 2006 were as follows:

July 2,
2006
Cash and equivalents	$1,491
Accounts receivable	51,431
Inventories	45,438
Net property, plant and equipment	27,320
Other assets	18,485
Assets of discontinued power electronics business	$144,165
Eliminations	(3,616)
Total assets	$140,549
Accounts payable	$34,985
Other current liabilities	5,926
Other long term liabilities	10,728
Long term debt	24,294
Liabilities of discontinued power electronics business	$75,933

During fiscal year 2005, the Company committed to a plan to divest its telecom power business, and as a result, reclassified assets and liabilities as held for sale and the results of the business as discontinued operations. The Company did not complete the divestiture of its telecom power business despite actively marketing the business to potential interested parties. In October 2006, the Company decided to retain the business, and accordingly, the operating results of its telecom power business have been classified as continuing operations in the accompanying consolidated statements of operations and its assets and liabilities have been reclassified from held for sale to held and used in the accompanying consolidated balance sheets for all periods presented.

3. Divestiture of Power Electronics Business

On October 23, 2006, the Company completed the sale of its power electronics business to Power-One. The transaction, which satisfied all applicable regulatory approvals and other customary closing conditions, included payment by Power-One to the Company of $68.0 million in cash and the assumption by Power-One of approximately $16.0 million of the Company’s debt, representing the total debt balances outstanding of the Company’s subsidiary Magnetek, S.p.A. The Company used approximately $29.0 million of the proceeds to repay all of its remaining outstanding debt and in December 2006 made a contribution of $30.0 million to its defined benefit pension plan. The Company intends to use the remainder of the proceeds from the sale of the business primarily to fund ongoing operations.

Pursuant to the purchase and sale agreement by and between the Company and Power-One, Power-One purchased the business through the acquisition of all of the outstanding shares of Magnetek, S.p.A., a subsidiary of the Company, and of the assets and liabilities of the U.S. division of the business. The terms of the agreement were negotiated at arms-length. The agreement provided for a final purchase price adjustment to be negotiated primarily based on changes in tangible net worth of the business from September 28, 2006 to the October 23, 2006 closing date. In February 2007, the Company and Power-One completed negotiations of the final purchase price adjustment. As a result, the Company paid a final settlement to Power-One of $2.3 million and recorded a loss on the sale of the power electronics business of $0.4 million (net of amounts previously accrued), included in loss from discontinued operations in the accompanying consolidated statements of operations for year ended July 1, 2007.

The agreement also provides indemnification for breaches of representations and warranties and other customary matters that the Company believes are typical for this type of transaction, including indemnifications for certain tax, legal, environmental and warranty issues.

In June 2007, the Company and Power-One completed negotiations related to a contingent software liability and as a result, the Company paid $0.6 million to Power-One. The amount was previously accrued when the Company recorded the divestiture of the business during the second quarter of fiscal 2007. The consolidated balance sheet as of July 1, 2007 includes certain accrued liabilities which represent the Company’s best estimate of remaining closing costs and contingent liabilities related to the indemnification provisions of the purchase and sale agreement. While management has used its best judgment in assessing the potential liability for these items, given the uncertainty regarding future events, it is difficult to estimate the possible timing or magnitude of any payments that may be required for liabilities subject to indemnification. Any future adjustment to currently recorded closing cost estimates or contingencies related to indemnifications based upon changes in circumstances would also be recorded as a gain or loss on the sale of the business in discontinued operations.

4. Goodwill

The increase in the carrying value of goodwill for the years ended July 1, 2007 and July 2, 2006 was due to translation adjustments for goodwill denominated in foreign currencies.

5. Inventories

Inventories consist of the following:

	July 1,	July 2,
	2007	2006
Raw materials	$11,046	$9,425
Work-in-process	1,544	1,637
Finished goods	3,611	2,072
	$16,201	$13,134

6. Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:

	July 1,	July 2,
	2007	2006
Term loan	$-	$18,000
Revolving bank loans	-	9,412
Capital leases	32	43
	32	27,455
Less current portion	11	27,412
	$21	$43

Bank Borrowing Arrangements

On September 30, 2005, the Company entered into an agreement with Ableco Finance LLC (“Ableco”) providing for an $18 million term loan and an agreement with Wells Fargo Foothill, Inc. (“WFF”) providing for a $13 million revolving credit facility. Borrowings under the term loan bore interest at the lender’s reference rate plus 5%, or, at the Company’s option, the London Interbank Offering Rate (“LIBOR”) plus 7.5%. Such rates could be increased by up to one percentage point depending upon the level of the Company’s U.S. funded debt to EBITDA as defined in the agreement. The term loan required quarterly principal payments of $1 million beginning in October, 2006. Borrowings under the revolving credit facility, which expires in December 2007, bear interest at the bank’s prime lending rate plus 2.5% or, at the Company’s option, LIBOR plus 4%. Borrowing levels under the revolving credit facility are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The revolving credit facility also supports the issuance of letters of credit. Borrowings under the term loan were secured, and under the revolving credit facility are secured, by a lien over substantially all of the Company’s domestic assets.

In November 2005, under terms of the financing agreements with WFF and Ableco, the Company deposited $22.6 million into an escrow account to fund the Nilssen arbitration award in the event that its appeal of the award is not successful (see Note 11 of Notes to Consolidated Financial Statements). The deposit is reported as restricted cash in the accompanying consolidated balance sheets as of July 1, 2007 and July 2, 2006.

As discussed in Notes 2 and 3 of the Notes to Consolidated Financial Statements, the Company completed the divestiture of its power electronics business in October 2006. The Company used a portion of the proceeds from the divestiture to repay all borrowings outstanding under its term loan and revolving credit facility.   In accordance with provisions of the agreement with Ableco, the agreement was terminated prior to the December 2007 expiration date in exchange for a $0.3 million prepayment penalty by the Company. The prepayment penalty is included in other expense in the consolidated statements of operations for fiscal 2007. In addition, the write-off of deferred financing costs of $0.7 million related to the term loan is included in interest expense in the consolidated statements of operations for fiscal 2007. The revolving credit facility remains in place and the Company is currently in default under certain covenants of the revolving credit agreement. The Company is in the process of obtaining a waiver. There were no borrowings outstanding under the revolving credit facility as of July 1, 2007.

7. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the fiscal years ended:

	July 1,	July 2,	July 3,
	2007	2006	2005
Numerator:
Loss from continuing operations	$(5,186)	$(7,373)	$(6,551)
Loss from discontinued operations	(2,806)	(39,476)	(20,319)
Net loss	$(7,992)	$(46,849)	$(26,870)
Denominator:
Weighted average shares for basic loss per share	29,435	28,931	28,535
Add dilutive effect of stock options outstanding	-	-	-
Weighted average shares for diluted loss per share	29,435	28,931	28,535
Basic and Diluted:
Loss per share from continuing operations	$(0.18)	$(0.25)	$(0.23)
Loss per share from discontinued operations:	$(0.10)	$(1.36)	$(0.71)
Net loss per share	$(0.27)	$(1.62)	$(0.94)

Due to the loss from continuing operations, the loss from discontinued operations, and the net loss for all periods presented, the dilutive effect of stock options outstanding was excluded from the calculation of diluted loss per share for all periods presented, as the impact would be anti-dilutive.

8. Fair Values of Financial Instruments

The carrying amounts of certain financial instruments including cash, restricted cash, accounts receivable, accounts payable and investments in annuity contracts approximate their fair values, based on the short-term nature of these instruments. In addition, the Company’s investment in an annuity contract of $6.0 million and $6.3 million at July 1, 2007 and July 2, 2006 respectively is recorded at fair value based on quoted market prices. The annuity contract is included in other assets in the accompanying consolidated balance sheets.

9. Restructuring Costs

During fiscal 2007, the Company completed a series of restructuring activities that impacted its operating results. SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities requires that liabilities for costs associated with exit or disposal activities initiated after December 31, 2002, be recognized when the liability is incurred, with the exception of termination of certain leases and contracts.

Following the divestiture of its power electronics business in October, 2006, the Company downsized and relocated its corporate office to Menomonee Falls, Wisconsin from Chatsworth, California. In addition, the Company decided to retain and restructure the telecom power business, including relocating the manufacturing operations from Dallas, Texas to Menomonee Falls.

The consolidated statement of operations for fiscal 2007 includes severance and related costs of $1.9 million related to downsizing the corporate office, of which $0.6 million is included in research and development expense and $1.3 million is included in selling, general and administrative expense. All of the severance amounts were paid during fiscal 2007.

Costs incurred during fiscal 2007 related to the restructuring and relocation of the telecom power business, including inventory charges and duplicate facility and labor costs, were $0.9 million, of which $0.8 million are included in cost of sales and $0.1 million in selling, general and administrative expense in the consolidated statements of operations for fiscal 2007. The Company completed these restructuring activities during the third quarter of fiscal 2007.

In the fourth quarter of fiscal 2004, the Company began the consolidation of its Glendale Heights, IL operation into its Menomonee Falls, WI facility. The Company completed these restructuring activities in fiscal 2005. Costs incurred were $0.9 million for fiscal 2005, of which $0.2 million is included in cost of goods sold and $0.7 million is included in selling, general and administrative expense in the accompanying consolidated statement of operations.

10. Income Taxes

The provision (benefit) for income taxes consists of the following:

	July 1,	July 2,	July 3,
Fiscal year ended	2007	2006	2005
Continuing Operations:
Current:
Federal	$–	$–	$(85)
State	–	–	–
Foreign	393	437	203
Deferred:
Federal	900	1,102	911
State and foreign	–	–	–
Total continuing operations	$1,293	$1,539	$1,029
Discontinued Operations:
Current:
Federal	$–	$–	$–
State	–	–	–
Foreign	431	1,505	898
Deferred:
Federal	–	(3,133)	685
State and foreign	–	(1,386)	(187)
Total discontinued operations	$431	$(3,014)	$1,396
Total Company:
Current:
Federal	$–	$–	$(85)
State	–	–	–
Foreign	824	1,942	1,101
Deferred:
Federal	900	(2,031)	1,596
State and foreign	–	(1,386)	(187)
Total income tax provision (benefit)	$1,724	$(1,475)	$2,425

A reconciliation of the Company’s effective tax rate for continuing operations to the statutory Federal tax rate is as follows:

	July 1,		July 2,		July 3,
	2007		2006		2005
Fiscal year ended	Amount	%	Amount	%	Amount	%
Benefit computed at the statutory rate	$(1,363)	35.0	$(1,943)	35.0	$(1,578)	35.0
Losses not benefited	2,656	(68.2)	3,482	(62.7)	2,607	(57.8)
Total income tax provision	$1,293	(33.2)	$1,539	(27.7)	$1,029	(22.8)

Income before provision for income taxes of the Company’s foreign subsidiaries (located in Canada and the United Kingdom) included in continuing operations was approximately $1,124, $1,192 and $969 for fiscal years 2007, 2006 and 2005, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of July 1, 2007 and July 2, 2006 are as follows:

	July 1,	July 2,
	2007	2006
Deferred tax liabilities:
Depreciation and amortization (including differences in the basis of acquired assets)	$(3,080)	$(2,109)
Total deferred tax liabilities	(3,080)	(2,109)
Deferred tax assets:
Accrued arbitration award, inventory and other reserves	12,249	10,980
Net operating loss and capital loss carryforwards	85,325	72,520
Total gross deferred tax assets	97,574	83,500
Less: valuation allowance	(97,480)	(83,477)
Deferred tax assets less valuation allowance	94	23
Net deferred tax liability	$(2,986)	$(2,086)

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

The Company has a net operating and capital loss carryforward for tax purposes of $178,000 and $146,000 as of July 1, 2007 and July 2, 2006, respectively, expiring between fiscal years 2013 and 2027.

11. Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements, which generally provide renewal options. Future minimum rental payments under noncancelable operating leases as of July 1, 2007 are as follows:

	Minimum	Minimum	Net
	Lease	Sublease	Lease
Fiscal Year	Payments	Rentals	Payments
2008	$3,039	$1,986	$1,053
2009	3,022	2,025	997
2010	2,561	2,066	495
2011	2,440	345	2,095
2012	2,408	-	2,408
Thereafter	7,108	-	7,108
	$20,578	$6,422	$14,156

For fiscal years 2007, 2006 and 2005, rent expense was $3.2 million, $3.4 million and $4.1 million respectively, while sublease rental income was $1.9 million in each fiscal year.

Litigation—Product Liability

The Company has settled or otherwise resolved all of the product liability lawsuits associated with its discontinued business operations except for any potential future product liability claims which may arise in connection with the recent sale of the Company’s Power Electronics business (see Note 3 of Notes to Consolidated Financial Statements). The last remaining limited obligation to defend and indemnify the purchaser of a discontinued business operation (other than Power-One) against new product liability or warranty claims expired in December 2003 and the Company believes that any new claims would either qualify as an assumed liability, as defined in the various purchase agreements, or would be barred by an applicable statute of limitations. The Company is also a named party in two product liability lawsuits related to the Telemotive Industrial Controls business acquired in December 2002 through the purchase of the stock of MXT Holdings, Inc.  Both claims pre-dated the acquisition and were tendered to the insurance companies that provided coverage for MXT Holdings, Inc., against such claims and the defense and indemnification has been accepted by the carriers, subject to a reservation of rights. Management believes that the insurers will bear all liability, if any, with respect to both cases and that the proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position.

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company’s insurance carrier and legal counsel has been retained to represent the Company. Plaintiff’s claim for damages is unknown at this time, but management believes that its insurers will bear all liability in excess of deductible amounts for the claim, if any.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company’s ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers of the previously acquired businesses. Several insurance carriers have recently filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. The Company has also filed late claims in the Federal-Mogul bankruptcy proceedings to recover attorney’s fees paid for the defense of these claims. The Company and Federal-Mogul entered into a settlement agreement under which the Company is entitled to receive amounts from a settlement trust established under Federal-Mogul’s reorganization plan and funded by insurance proceeds. The Company is entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. The settlement is subject to final approval of the plan by the Bankruptcy Court. There is no guarantee that any amounts will be collected on any insurance policies, and Federal-Mogul and the trust have control over the collection process. Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

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

In February 2003, Nilssen filed a second lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The case is now pending in the Middle District of Tennessee. Nilssen voluntarily dismissed all but four of the patents from the lawsuit. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and responded on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the patents are unenforceable and invalid and that the products do not infringe Nilssen’s patents.  The case against ULT has been stayed pending Nilssen’s appeal of an unfavorable decision against him in another case that could influence the outcome of his lawsuits against ULT. Oral arguments were heard by the appellate court in July on Nilssen’s appeal. ULT requested a re-examination of the patents at issue by the Patent and Trademark Office (PTO) and the PTO recently rejected claims in two of the patents at issue in the lawsuit against ULT. The Company will continue to aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company’s financial position, cash flows and results of operations.

Environmental Matters - General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2007, 2006, or 2005.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2007, 2006 and 2005. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

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

Environmental—Effect of Fruit of the Loom Bankruptcy (Bridgeport, Connecticut)

In 1986, the Company acquired the stock of Universal Manufacturing Company (“Universal”) from a predecessor of Fruit of the Loom (“FOL”), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport facility and defense and indemnification against liability for potential response costs related to offsite disposal locations. The Company’s leasehold interest in the Bridgeport facility was assigned to the buyer in connection with the sale of the Company’s transformer business in June 2001. FOL, the successor to the indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax benefits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL’s obligation to the state of Connecticut was not discharged in the reorganization proceeding.

In October 2006, the owner of the Bridgeport facility filed a lawsuit in Superior Court, J.D. of Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The Company filed a Motion to Stay and Remand the matter to the Connecticut Department of Environmental Protection (“DEP”) on the basis that DEP has primary jurisdiction to determine the need and responsibility for any further remediation. Following the court’s denial of such motion, the Company filed its answer, affirmative defenses and counterclaims. Plaintiff amended its complaint, alleging breach of lease obligations and violation of Connecticut environmental statutory requirements. The case is in discovery. DEP recently requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. DEP requested additional information from the Company relating to site investigations and remediation. DEP also conducted an on-site inspection at the Bridgeport facility. FOL’s inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or an unfavorable ruling in the lawsuit with the owner of the Bridgeport facility, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company’s financial position, cash flows or results of operations.

Litigation—Breach of Contract

On May 1, 2007, the Company entered into an agreement to settle litigation with Samsung-Electro-Mechanics Co., Ltd. (SEMCO), a Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.12 million in four semi-annual installments between June 1, 2007 and December 1, 2007 to resolve a dispute in a development agreement. The net present value of the settlement amount, $2.0 million of income, as well as legal fees of $0.5 million incurred during the fourth quarter of fiscal 2007 related to the settlement, are included in results of discontinued operations in the accompanying consolidated statement of operations for fiscal 2007.

Letters of Credit

The Company had approximately $0.9 million of outstanding letters of credit as of July 1, 2007. The Company’s revolving credit agreement dated September 30, 2005 permits the issuance of up to $4.0 million of letters of credit.

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

A summary of certain information with respect to outstanding options under the Plans is as follows (options in thousands):

		Weighted-	Aggregate
		Average	Intrinsic
		Exercise	Value
	Options	Price	($000’s)
Options outstanding, June 27, 2004	7,949	$8.92
Granted	750	7.48
Exercised	(53)	3.26	$128
Cancelled	(468)	9.83
Options outstanding, July 3, 2005	8,178	$8.77	–
Granted	45	2.53
Exercised	(3)	3.35	$2
Cancelled	(1,131)	10.05
Options outstanding, July 2, 2006	7,089	$8.53	$19
Granted	123	5.33
Exercised	(783)	3.90	$1,118
Cancelled	(1,145)	9.28
Options outstanding, July 1, 2007	5,284	$8.96	$1,344
Exercisable options, July 3, 2005	8,096	$8.81	$–
Exercisable options, July 2, 2006	7,003	$8.59	8
Exercisable options, July 1, 2007	5,151	$9.07	$1,314

The fair value of the Company’s stock option grants was estimated using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options
	2007	2006	2005
Expected life in years	6.1	6.1	6.1
Expected stock price volatility	65.5%	66.6%	72.2%
Risk-free interest rate	4.9%	5.1%	4.4%
Options granted (in thousands)	123	45	750
Weighted average fair value of options granted	$3.42	$1.65	$5.04

The following table provides information regarding exercisable and outstanding options as of July 1, 2007 (options in thousands):

	Exercisable			Outstanding
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	remaining		exercise	remaining
	Options	price per	contractual	Options	price per	contractual
Range of exercise price per share	exercisable	share	life (years)	outstanding	share	life (years)
Under $5.00	1,002	$3.84	6.2	1,012	$3.82	6.2
$5.00 - $10.00	2,536	7.80	4.3	2,659	7.68	4.5
$10.01 - $15.00	772	11.35	3.6	772	11.35	3.6
Over $15.00	841	17.02	1.0	841	17.02	1.0
Total	5,151	$9.07	4.0	5,284	$8.96	4.2

During fiscal 2005, the Company issued 240,000 shares of restricted stock to its CEO with immediate vesting. Accordingly, the Company recorded stock compensation expense related to the grant of $0.5 million during fiscal 2005.

In August 2005 (fiscal 2006), the Company granted 500,000 shares of restricted stock (the “August 2005 stock grant”) with a fair value of $2.77 per share to certain officers and key employees. The restricted shares fully vest on January 1, 2009. The divestiture of the Company’s power electronics business in October 2006 resulted in the forfeiture of 90,000 shares of the August 2005 stock grant from employees of the power electronics business. The divestiture also resulted in the termination of several corporate officers and the accelerated vesting of 175,000 shares of the August 2005 stock grant that were granted to these officers. Compensation expense related to the August 2005 stock grant in fiscal 2007 and 2006 was $0.3 million and $0.4 million respectively. As of July 1, 2007, there was $0.3 million of total unrecognized compensation cost related to the grant, to be expensed ratably over a weighted-average remaining period of 1.5 years.

In July 2006 (fiscal 2007), the Company granted a bonus equal to 200,000 shares of common stock to its former CEO who elected to defer the shares pursuant to the terms of the Director and Officer Compensation and Deferral Investment Plan (“DDIP”) pending approval of an amendment to the DDIP by the Company’s shareholders. Such amendment was approved at the annual meeting of the shareholders on October 25, 2006. The Company recorded compensation expense of $1.0 million related to the bonus in fiscal 2007.

In January and February, 2007, the Company issued an aggregate of 100,000 stock options at exercise prices of $5.31 and $5.83, equal to the market prices of the Company’s common stock at the respective grant dates. The shares vest ratably over a four year period. Compensation expense related to the January and February 2007 stock option grants in fiscal 2007 was $38, and as of July 1, 2007, there was $0.3 million of total unrecognized compensation cost related to the grant, to be expensed ratably over a weighted-average remaining period of 3.5 years.

Also in January 2007, the Company granted an aggregate of 90,000 shares of restricted stock to certain officers which vest on January 1, 2010 and also entered into an agreement with the Company’s CEO whereby the CEO will receive cash bonuses payable quarterly in an amount equal to the fair market value of 6,250 shares of common stock (for a total of 12 payments with a total value equal to 75,000 shares). The Company’s CEO has elected to defer the bonus payments pursuant to the terms of the DDIP. Payments under the DDIP are made in shares of common stock and the amounts deferred are paid in January following the year in which the termination of service as a key executive occurs. The shares awarded under both of these arrangements had a fair value of $4.98 per share at the grant date. Compensation expense of $0.1 million related to both of these grants was included in the consolidated statements of operations for fiscal 2007. As of July 1, 2007, there was $0.7 million of total unrecognized compensation cost remaining, to be expensed ratably over a weighted-average remaining period of 2.5 years.

In June, 2007, the Company issued 22,500 stock options to directors at an exercise price of $5.185, equal to the market price of the Company’s common stock at the grant date. The shares vest ratably over a two year period. Compensation expense related to director stock option grants in fiscal 2007 and 2006 was $0.1 million in each year. As of July 1, 2007, there was $0.1 million of total unrecognized compensation cost related to director grants, to be expensed ratably over a weighted-average remaining period of 1.5 years.

The following table provides information regarding unvested restricted stock activity for the fiscal years 2005, 2006 and 2007 (shares in thousands):

		Weighted	Weighted
		average	average
		grant date	grant date
	Shares	fair value	fair value
Unvested at June 27, 2004	–	$–
Granted	240	2.11
Vested	(240)	2.11	$506
Forfeited	–	–
Unvested at July 3, 2005	–	$–
Granted	500	$2.77
Vested	–	–
Forfeited	–	–
Unvested at July 2, 2006	500	$2.77
Granted	90	$4.98
Vested	(175)	2.77	$847
Forfeited	(120)	2.77
Unvested at July 1, 2007	295	$3.44

The following table summarizes stock-based compensation expense included in sales, general and administrative expense in the accompanying consolidated statements of operations related to all share-based awards for the fiscal years ended:

	July 1,	July 2,	July 3,
	2007	2006	2005
Shares granted to the Company’s former CEO	$952	$-	$506
August 2005 restricted stock grant	334	354	-
January 2007 restricted stock grant and CEO bonus	136	-	-
Director stock option grants	95	146	-
January and February 2007 stock option grants	38	-	-
Total stock-based compensation expense	$1,555	$500	$506

In addition, the Company recognized $112 of stock-based compensation in discontinued operations related to the accelerated vesting of certain restricted stock in connection with the divestiture of the power electronics business.

13.          Employee Benefit Plans

The Company maintains a defined benefit retirement plan (“the Plan”) for the benefit of eligible employees, former employees and retirees in the U.S. Effective June 30, 2003, the Plan was frozen and no future compensation credits will be accrued to participants’ individual accounts. Participant accounts will continue to be credited with interest.

As discussed in Note 1, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, which requires the Company to recognize the funded status of the defined benefit postretirement plan in the consolidated balance sheet and provide related disclosures. The Plan has been in a net under-funded position for the past several years, and as a result, the Company has recognized an additional minimum pension liability on its balance sheet in accordance with SFAS No. 87, Employers’ Accounting for Pensions. The Company recorded an additional minimum pension liability of $96,329 and $97,837 at July 1, 2007 and July 2, 2006, respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets as of July 1, 2007 and July 2, 2006. The adoption of SFAS No. 158 had no impact on the Company’s financial position at July 1, 2007 due to the Plan having no unrecognized prior service cost, the Plan accumulated benefit obligation equaling the projected benefit obligation and as a result of the minimum pension liability previously recognized by the Company.

The Company funds the Plan in accordance with applicable employee benefit and tax laws, and made a voluntary $30.0 million contribution to the Plan during fiscal 2007. During 2006, Congress passed the Pension Protection Act of 2006 (the “Act”) with the stated purpose of improving the funding of U.S. private pension plans. The Act introduces new funding requirements for qualified defined benefit pension plans, introduces benefit limitations for certain under-funded plans and raises tax deduction limits for contributions. The Act applies to pension plan years beginning after December 31, 2007. Based upon current and pending pension funding regulations, actuarial projections indicate the only required contribution to the Plan in fiscal 2008 is $2.7 million in April, 2008, although the Company may elect to make contributions prior to that time. Required contributions in years subsequent to fiscal 2008 will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the Plan, and could be significant.

Plan fiduciaries set investment policies and strategies for the Plan’s trust. The primary investment objectives are to maximize total return within a prudent level of risk, to fully diversify investment holdings, and to meet the long-term return target selected as an actuarial assumption. The Plan’s fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Weighted average assumptions used to determine benefit cost and benefit obligation for the Plan are as follows:

	2007	2006
Discount rate used to determine benefit obligation	6.25%	6.38%
Discount rate used to determine benefit cost	6.13%	5.25%
Expected return on plan assets	9.00%	9.00%
Measurement date for pension benefit obligations	July 1, 2007	July 2, 2006

The Company determines the expected return on plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid. This estimate considers the targeted allocation of plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions. Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments. Pension plan assets do not include any shares of Company common stock as July 1, 2007 and July 2, 2006.

Expected future benefit payments under the Plan for fiscal years are as follows: $10,862 in 2008; $10,879 in 2009; $10,462 in 2010; $10,409 in 2011; $11,232 in 2012; and $60,089 in 2013 through 2017.

The allocation of Plan assets by investment type as of July 1, 2007 and July 2, 2006 are as follows:

	July 1,	July 2,
Asset Category	2007	2006
Equity securities	66%	66%
Fixed income securities	34%	34%
Total	100%	100%

Net periodic benefit costs (income) for the Company’s pension plan for the fiscal years 2007, 2006, and 2005 were as follows:

	Pension Benefits
Fiscal year ended	July 1,	July 2,	July 3,
Components of Net Periodic Benefit Cost:	2007	2006	2005
Interest cost	$10,309	$9,788	$10,302
Expected return on plan assets	(11,947)	(10,407)	(11,720)
Recognized net actuarial loss	3,616	4,363	2,854
Net periodic benefit cost	$1,978	$3,744	$1,436

Pension benefit obligations at year-end, fair value of plan assets and prepaid benefit costs for the years ended July 1, 2007 and July 2, 2006, were as follows:

	July 1,	July 2,
	2007	2006
Change in Benefit Obligation:
Benefit obligation at beginning of year	$166,305	$191,448
Interest cost	10,309	9,788
Actuarial (gain) loss	7,755	(23,869)
Benefits paid	(12,040)	(11,062)
Benefit obligation at end of year	$172,329	$166,305
Change in Plan Assets:
Fair value of plan assets at beginning of year	$120,812	$120,880
Actual return on plan assets	17,592	10,994
Employer contributions	30,000	-
Benefits paid	(12,040)	(11,062)
Fair value of plan assets at end of year	$156,364	$120,812
Funded status	$(15,965)	$(45,494)
Unrecognized net actuarial loss	96,329	97,837
Prepaid benefit cost	$80,364	$52,343
Amounts Recognized in Statement of Financial Position:
Pension benefit obligations, net	(15,965)	(45,494)
Accumulated other comprehensive loss	96,329	97,837
Net amount recognized	$80,364	$52,343

Amounts included in accumulated other comprehensive loss, net of tax, at July 1, 2007, which have not yet been recognized in net periodic benefit cost, relate solely to unrecognized net actuarial losses of the Plan. During fiscal 2008, it is expected that $3.4 million of amounts included in accumulated other comprehensive loss will be recognized in net periodic benefit cost. Total net periodic benefit cost for fiscal 2008 is estimated at $0.2 million.

In addition to the defined benefit retirement plans, the Company maintains a defined contribution (401k) savings plan for eligible employees. Contributions made to this plan by the Company were $499, $507, and $500 for the fiscal years 2007, 2006 and 2005 respectively.

14.          Related Party Transactions

The Company had an agreement with the Spectrum Group, Inc. (“Spectrum”) which expired in December 2005, whereby Spectrum provided management services to the Company at an annual fee plus out of pocket expenses. The Company’s former chairman is also the chairman, president and sole shareholder of Spectrum. Services provided included consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $390 and $791 for the fiscal years 2006 and 2005, respectively. There were no fees paid to Spectrum during fiscal year 2007.

15.          Warranties

The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years. Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience.

Changes in the warranty reserve for fiscal 2007 and 2006 were as follows:

	July 1,	July 2,
	2007	2006
Balance at beginning of year	$464	$310
Additions charged to earnings	121	829
Use of reserve for warranty obligations	(270)	(675)
Balance at end of year	$315	$464

16.          Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations were as follows:

	July 1,	July 2,	July 3,
Fiscal year ended	2007	2006	2005
(Increase) decrease in accounts receivable	$(3,330)	$54	$(1,539)
Increase in inventories	(3,058)	(883)	(2,337)
Decrease in prepaids and other current assets	408	295	3,373
Decrease in other operating assets	2	1,436	1,081
Increase (decrease) in accounts payable	4,376	(541)	1,950
Increase (decrease) in accrued liabilities	(2,348)	2,448	(2,409)
	$(3,950)	$2,809	$119
Cash paid for interest and income taxes :
Interest	$1,151	$2,122	$308
Income taxes	$744	$9	$115

17.          Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at July 1, 2007 and July 2, 2006:

	July 1,	July 2,
	2007	2006
Unrecognized pension plan liabilities, net of $17,000 income tax benefit	$(79,329)	$–
Minimum pension liability, net of $17,000 income tax benefit	-	(80,837)
Foreign currency translation adjustments	875	816
	$(78,454)	$(80,021)

18.   Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral. The Company has no single customer whose purchases represented 10% of the Company’s total revenue in fiscal year 2007.

Information with respect to the Company’s foreign subsidiaries follows:

	July 1,	July 2,	July 3,
For the fiscal year	2007	2006	2005
Sales	$11,190	$9,749	$8,931
Income from operations	1,124	1,192	969
Identifiable assets	7,713	6,509	5,955
Capital expenditures	98	63	64
Depreciation and amortization	62	75	78

Sales by foreign subsidiaries include sales of products to customers within the U.S.

Export sales from the United States were $7,897, $6,231 and $5,802 in fiscal years 2007, 2006, and 2005, respectively.

19.          Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the results of the Company’s telecom power business power business as continuing operations and the results of the Company’s power electronics business as discontinued operations for all periods presented as described in Note 2 of Notes to Consolidated Financial Statements.

	Oct 1,	Dec 31,	Apr 1,	Jul 1,
Fiscal 2007 quarter ended	2006	2006	2007	2007
Net sales	$25,955	$27,578	$23,311	$26,964
Gross profit	7,420	7,059	6,905	7,543
Income (loss) from operations	(1,196)	(3,718)	365	1,501
Income (loss) from continuing operations before income taxes	(1,984)	(4,195)	542	1,744
Provision for income taxes	276	373	307	337
Income (loss) from continuing operations	(2,260)	(4,568)	235	1,407
Income (loss) from discontinued operations	(934)	(1,647)	(654)	429
Net income (loss)	$(3,194)	$(6,215)	$(419)	$1,836
Per common share:
Basic and diluted:
Income (loss) from continuing operations	$(0.08)	$(0.16)	$0.01	$0.05
Income (loss) from discontinued operations	$(0.03)	$(0.06)	$(0.02)	$0.01
Net income (loss)	$(0.11)	$(0.21)	$(0.01)	$0.06

The quarter ended July 1, 2007 includes year-end adjustments of $0.6 million in discontinued operations primarily for workers compensation claims and post-employment benefits for certain employees of businesses the Company no longer owns. The Company believes these charges are sufficient to provide for all future liabilities associated with the claims.

These adjustments, which reduced income from discontinued operations for the quarter ended July 2, 2007, did not materially misstate prior year results.

	Oct 2,	Jan 1,	Apr 2,	Jul 2,
Fiscal 2006 quarter ended	2005	2006	2006	2006
Net sales	$23,613	$26,063	$26,582	$25,399
Gross profit	7,286	7,927	7,311	7,613
Loss from operations	(498)	(508)	(1,231)	(1,052)
Loss from continuing operations before income taxes	(925)	(1,210)	(1,908)	(1,791)
Provision for income taxes	334	345	490	370
Loss from continuing operations	(1,259)	(1,555)	(2,398)	(2,161)
Income (loss) from discontinued operations	205	(170)	(2,032)	(37,479)
Net loss	$(1,054)	$(1,725)	$(4,430)	$(39,640)
Per common share:
Basic and diluted:
Loss from continuing operations	$(0.04)	$(0.05)	$(0.08)	$(0.07)
Income (loss) from discontinued operations	$0.01	$(0.01)	$(0.07)	$(1.30)
Net income (loss)	$(0.04)	$(0.06)	$(0.15)	$(1.37)

The quarter ended July 2, 2006 includes asset impairment charges of $37.8 million included in loss from discontinued operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of July 1, 2007 and July 2, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 1, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at July 1, 2007 and July 2, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 1, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on July 4, 2005 the Company changed its method of accounting for share-based awards and on July 1, 2007, the Company changed its method of accounting for defined benefit pension plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.’s internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
August 17, 2007