Form 10-K, Exhibit 13
period 2009-06-28
MAGNETEK, INC.
filed 2009-08-31
CIK 751085

MAGNETEK

Experts in Digital Power and Motion Controls

2009 ANNUAL REPORT

FINANCIAL STABILITY
ENERGY ENGINEERED™/
ENGINEERED ENERGY™
OUR
VISION
GROWTH
INDUSTRY EXPERTISE

Please see "Caution Regarding Forward-Looking Statements" on page 11

To Our Shareholders,

We are pleased with the results Magnetek achieved during our 2009 fiscal year given the extraordinary economic challenges we, and our customers, faced. Capital spending in the industrial sector and available financing for renewable energy projects declined sharply during the second half of our fiscal year. We began to feel the impact in our fourth quarter, particularly in declining order rates for material handling applications.  Despite these challenges, our total year revenue was down only 2% year-over-year and we reported income from operations of more than $6 million, or 6% of sales. New product initiatives, like our AC mining controls and Quattro™ energy saving elevator drives, as well as expansion of our wireless control product portfolio and increased demand for our automation services, helped offset the sales decline we experienced in our more established products.

Several steps were taken in fiscal 2009 to improve profitability during this period of economic turbulence. In response to lower sales volume, we made the difficult decision to reduce our workforce during the second half of the fiscal year. We continued to scrutinize every facet of our operations for savings opportunities.  We reduced material costs through design improvements in some of our major product lines, and by taking advantage of declining commodity prices. Additionally, we completed the sale of the assets of our telecom power systems business, further strengthening our financial position.  These factors contributed to positive cash flow and a profitable year for our continuing operations, despite lower revenue and a significant increase in pension expense. We finished the year with a gross profit margin of 34%, exceeding our historical 30% target, with no debt and a $3 million increase in cash balances. We believe our fiscal 2009 operating results, in terms of sales, operating profit and cash flow, compare well to other industrial companies.

Economic and industry forecasts indicate continued challenges as we enter fiscal 2010. In the face of this, we remain focused on the four cornerstones of our Company’s vision: financial stability, growth, industry expertise and Energy Engineered™ products. While our pension obligations will continue to affect our operating results and cash flows, Magnetek’s operations have demonstrated the ability to generate cash, which has contributed to our financial stability.  We have plans in place to grow our business through new product introductions and advancement into new markets, and we are exploring strategic external growth opportunities as well. We take pride in our industry experts, who help customers optimize their applications with our portfolio of system-based power control solutions, designed to use energy more efficiently.

Industry expertise, as well as our product bundling capabilities and extensive sales channel, have helped make Magnetek North America’s largest developer, integrator and supplier of digital motion control systems for material handling applications. We expanded our controls portfolio in fiscal 2009, marketing several new products including an economical, low horsepower drive; a vertical brake for space-limited applications; and a line of wireless controls for the mobile hydraulic industry. In fact, we’re focusing on new markets such as mobile hydraulic and marine terminals to grow our business and broaden our customer base.  To make it easier to purchase our drive repair services, during fiscal 2009, we introduced a comprehensive new drive repair and recertification program called DriveMD™.  We will introduce similar programs for our radio remote control and brake product lines in fiscal 2010. Further, as industry places increasing focus on saving energy and employing more efficient processes, Magnetek will be at the forefront with our energy saving power controls and automation services.

Magnetek also holds a leadership position in elevator drives, bolstered by our product portfolio and our applications and software expertise. With increased focus on reliability and energy efficiency in high-rise buildings, we are seeing continued growth in demand for energy saving products like our Quattro DC elevator drive. In fiscal 2010, we’ll launch Quattro AC, perfect for saving energy in new construction high-rise buildings. As the drive used in the industry-awarded “Elevator Modernization of the Year” project, Quattro is becoming a key part of energy efficient high-rise renovation and building projects. Finally, to meet our customers’ needs for a basic AC elevator drive, in fiscal 2010, we plan to introduce a line of low-cost AC drives, allowing us to compete in the larger AC marketplace and providing us with a growth platform to expand geographically.

With the largest installed base of DC underground mining drives, Magnetek is the undisputed leader in this niche market as well. This installed base provides us with continuing opportunities for service and repair. As the mining industry moves towards AC applications, we continued to position ourselves in the growing AC marketplace as a provider of AC drives and custom power solutions. These efforts began to pay off in fiscal 2009 ― and today we’re gaining ground with our new SD500™ and SD1000™ Volt AC drive products.  Given that the global demand for coal is projected to increase for decades to come, we believe we’ll see strong growth for these products in fiscal 2010 and beyond.

As the economy recovers, we believe the wind and solar power markets will provide considerable future growth opportunities for us. We remain steadfast in our goal to become a significant player in this marketplace. The new administration’s focus on renewable energy ― passing the Energy Provisions of the American Recovery and Reinvestment Act of 2009 and recently announcing U.S. Department of Energy loan guarantees for renewable energy projects ― should benefit our efforts. Magnetek offers customers a wide range of renewable energy power inverters. Our modular E-Force™ Wind and, launching in fiscal 2010, E-Force Solar inverters offer the fast-growing utility-scale market segment many competitive advantages, and are available in building blocks from 500kW to multi-megawatt.  We also market a comprehensive range of solar inverters available primarily for grid-tied, residential, commercial, indoor and outdoor applications, as well as small wind inverters.

Entering fiscal year 2010, we expect the economic environment to remain challenging. A recovery in the first half of calendar year 2010 should result in increased capital spending and subsequently, higher revenue during the second half of our fiscal year.  Steps taken at the end of fiscal 2009 will have a favorable impact on our costs during fiscal 2010, including the relocation of our Mondel™ brake manufacturing from Canada to our Wisconsin headquarters, and a wage and salary freeze that will remain in place throughout fiscal 2010. Aggressive asset management and inventory reduction plans should further contribute to maximizing cash flow. We will continue to examine our cost structure going forward and if required, further cost reduction actions will be taken.

We believe growing the Company is essential to increasing our profitability in the future. In addition to expanding our existing product lines and advancing them into new markets, we are exploring acquisitions that will leverage our power control expertise and grow our sales and profits through technological advancement, or geographic or product portfolio expansion.  Selective acquisition opportunities will be evaluated based on their ability to maximize cash flow and potentially utilize our tax loss carry forwards.

In closing, I would like to thank our employees for their dedication and determination in the face of the unprecedented industrial slowdown. Given this economic environment, I am proud of our fiscal 2009 performance. My thanks also go out to our Board of Directors for their guidance during these challenging times.  On a sad note, the Magnetek family mourns the loss of Dewain K. Cross, a member of the Company’s Board of Directors, who passed away on August 24, 2009 at the age of 71. Mr. Cross served as a Director since 1994, chairing the Audit Committee and serving on Magnetek’s Nominating and Corporate Governance and Compensation Committees. His wisdom and dedication over the years contributed greatly to the transformation of our Company. He will be missed.

As we enter fiscal 2010, we remain committed to enhancing our value to you, our shareholders. With a leadership position in three industries, a foothold in the emerging renewable energy marketplace, and an eye toward strategic acquisitions that will grow the Company, we are positioning ourselves to meet your expectations.

Sincerely,

Peter M. McCormick
President and Chief Executive Officer
August 31, 2009

SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Magnetek for the fiscal year ended June 28, 2009, and the previous four fiscal years.  The financial data presented below is derived from our audited consolidated financial statements.  The results of our power electronics business, which was divested in October 2006, and our telecom power systems business, which was divested in September 2008, are included in discontinued operations for all periods presented, as explained in Note 2 of Notes to Consolidated Financial Statements.

For additional information, see our financial statements and the notes thereto included elsewhere in this Annual Report.  The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Statement of Operations Data

For the years ended (Amounts in thousands, except per share data)	June 28, 2009	June 29, 2008	July 1, 2007	July 2, 2006	July 3, 2005

Net sales	$98,221	$100,039	$87,739	$83,102	$75,999

Gross profit	33,324	29,444	28,097	26,687	24,035
Gross profit %	33.9%	29.4%	32.0%	32.1%	31.6%

Income (loss) from operations	$6,146	$6,783	$(702)	$(2,877)	$(4,133)

Net income (loss):
Continuing operations	$4,969	$6,535	$(2,770)	$(7,091)	$(5,537)
Discontinued operations	(1,686)	3,484	(5,222)	(39,758)	(21,333)
Net income (loss)	$3,283	$10,019	$(7,992)	$(46,849)	$(26,870)

Per common share - basic and diluted:
Income (loss) from continuing operations - basic	$0.16	$0.22	$(0.09)	$(0.25)	$(0.19)

Income (loss) from continuing operations - diluted	$0.16	$0.21	$(0.09)	$(0.25)	$(0.19)

Income (loss) from discontinued operations - basic and diluted	$(0.05)	$0.11	$(0.18)	$(1.37)	$(0.75)

Income (loss) - basic and diluted	$0.11	$0.33	$(0.27)	$(1.62)	$(0.94)

Net loss for the fiscal year ended July 2, 2006, includes asset impairment charges of $37.8 million included in discontinued operations.

Net loss for the fiscal year ended July 3, 2005, includes a $22.0 million patent arbitration charge included in discontinued operations.

Balance Sheet Data
(Amounts in thousands)	June 28, 2009	June 29, 2008	July 1, 2007	July 2, 2006	July 3, 2005

Total assets	$84,080	$91,547	$104,738	$233,026	$229,180
Long-term debt, including current portion	15	21	32	27,455	3,980
Other long term obligations	1,615	1,947	1,709	1,106	-
Pension benefit obligations	76,849	37,638	15,965	45,494	70,568
Stockholders' equity (deficit)	(11,291)	29,801	41,473	42,908	46,060

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator and energy delivery applications.  Our systems consist primarily of programmable motion control and power conditioning systems used in the following applications:  overhead cranes and hoists; elevators; coal mining equipment; and renewable energy applications, including wind turbines and photovoltaic power systems.  We believe that with our technical and productive resources, application expertise, broad product offerings and sales channel capabilities, we are well positioned to respond to increasing demand in our served markets.  Our operations are located in North America, predominantly in Menomonee Falls, Wisconsin, our Company headquarters.

Our product offerings for material handling applications include drive systems, radio remote controls, and braking, collision-avoidance, and electrification subsystems, sold primarily to original equipment manufacturers (“OEMs”) of overhead cranes and hoists.  We have a significant market share in North America in alternating current (“AC”) control systems and believe we have growth opportunities in wireless radio controls, direct current (“DC”) control systems for retrofit applications and in automating existing manual material handling processes.

Our product offerings for elevator applications are comprised of highly integrated subsystems and drives used to control motion primarily in high-rise, high speed elevator applications.  Our products are sold mainly to elevator OEMs and we have a significant share of the available market for DC drives and subsystems used in high-rise elevators used primarily in retrofit projects.  We believe we have opportunities for growth in available elevator markets by introducing new energy-saving product offerings for AC applications, expanding the breadth of our product offerings to include competitive low-end products for lower performance AC applications, and using our new product offerings to expand geographically.

Our product offerings for energy delivery applications include power inverters for renewable energy applications, including wind turbines and photovoltaic installations, which deliver AC power to the utility grid from generators inside wind turbines or from solar panels, or deliver power for consumption at the source.  Both the wind and solar markets have grown rapidly in North America over the past several years as both wind and solar power have become increasingly competitive from a cost standpoint with more traditional methods of power generation.  However, the ongoing credit crisis has had a worldwide impact on solar and wind projects as these markets are heavily dependent on availability of financing over extended periods of time.  Although the slowdown in renewable energy projects negatively impacted demand for our products during fiscal 2009, we continue to believe our product offerings have us well positioned to take advantage of growth in renewable energy markets after credit conditions improve and capital is readily available to fund projects.

Continuing Operations

We focus on a variety of key indicators to monitor our business performance.  These indicators include order rates, sales growth, gross profit margin, operating profit margin, net income, earnings per share, and working capital and cash flow measures.   These indicators are compared to our operating plans as well as to our prior year actual results, and are used to measure our success relative to our company objectives.  Our company objectives are to grow sales at least 10% on a year-over year basis, to achieve 30% gross margins and 10% operating profit margins, and to generate sufficient cash flow to fund our operations and meet our obligations.

During fiscal 2009, our sales decreased 2% year-over-year from fiscal 2008 sales, as the successful introduction and year-over-year sales growth of relatively newer products into our served markets helped mitigate the sales decline we experienced in our more mature product offerings.  We saw year-over-year sales growth of our Quattro regenerative drive for elevator applications, as well as significant growth in sales of control systems for mining applications, which partially offset year-over-year sales declines of products for material handling and renewable energy applications.  Fiscal 2009 gross margin improved to 33.9% of sales from gross margin of 29.4% of sales in fiscal 2008, due primarily to improved sales mix and cost reduction actions enacted during fiscal 2009.  Operating profit margin decreased to 6.3% in fiscal 2009 from 6.8% in fiscal 2008, due mainly to higher pension expense, which increased by more than $3 million (or 3% of sales) in fiscal 2009 over fiscal 2008 levels.  Also during fiscal 2009, we reduced the number of our executive officers, completed the divestiture of our telecom power systems (“TPS”) business, reduced our headcount and relocated our brake manufacturing operations from Canada to our facilities in Menomonee Falls, Wisconsin, all of which will reduce costs going forward; and our cash balances increased by nearly $3 million in fiscal 2009 even after contributing more than $9 million to our defined benefit pension plan.

We believe that future increased profitability is largely dependent upon increased sales revenue, continued improvement in gross margins, and a recovery in the valuation of our pension plan assets, which would favorably impact our periodic pension expense.  Our past sales growth has been, and we believe future sales growth will continue to be, dependent on strong demand for material handling products, our customers’ ability to obtain financing and willingness to invest in the current economic environment, and successful introduction and increasing acceptance of new products.  As stated above, recently introduced product offerings such as our Quattro regenerative elevator drive and our AC traction drives for mining applications are gaining acceptance with customers

in the marketplace.   However, the U.S. industrial slowdown and decline in capital spending began to negatively impact our business during the third quarter of fiscal 2009 and continued for the remainder of the fiscal year.

Sales of our material handling product offerings, which comprised nearly 70% of our sales in fiscal 2009, are influenced by cyclical forces in the industrial marketplace, and in the second half of fiscal 2009, we experienced softening demand in certain of our served markets, mainly in the automotive and primary metals industries.  In response to lower levels of sales and incoming orders, we reduced our workforce by nearly 50 positions in the second half of fiscal 2009, approximately 15% of our workforce, and implemented a wage and salary freeze that is expected to remain in place throughout fiscal 2010.  We believe economic conditions will remain challenging throughout much of fiscal 2010. While we believe that sales of recently introduced products can continue to help mitigate the impact of declining sales in our base business, we may pursue selective external growth opportunities to penetrate new markets or expand our product offerings, market channels or technical resources.

Gross margins in our continuing operations have historically been near or above 30% and we are targeting this level of gross margin going forward.  Fiscal 2009 gross margins improved by 450 basis points despite lower sales volume, due in part to the previously mentioned workforce reductions, but also due to material cost reductions resulting mainly from product redesign efforts.  Further improvement in gross margins is mainly dependent upon favorable economic conditions, continued acceptance of recently introduced product offerings by the marketplace, and ongoing successful cost reduction actions related to recently introduced product offerings.

We intend to focus our development and marketing efforts on internal sales growth opportunities across all product lines, with an emphasis on development and enhancement of energy efficient power control products and systems.  While we have continued to focus on controlling our operating expenses, these expenses increased by $4.5 million in fiscal 2009 over fiscal 2008, mainly due to higher pension expense, which increased by $3.2 million, as well as severance charges of $1.0 million in fiscal 2009.  Further, our pension expense is expected to increase to $8.2 million in fiscal 2010 from $3.4 million in fiscal 2009, mainly due to negative returns on plan assets experienced during fiscal 2009 (see Note 13 of Notes to Consolidated Financial Statements).  The combination of economic headwinds combined with higher pension expense will make it unlikely that we will achieve our goal of 10% operating profit margins in fiscal 2010.

Given the current nearly unprecedented economic circumstances, it is very difficult to predict the severity or duration of the current economic slowdown, or the timing or magnitude of a potential economic recovery, whether worldwide, in the U.S., or in the specific end markets we serve.  If our served markets continue to deteriorate, or if demand remains at current levels, our business, financial condition, results of operations and cash flows would likely be adversely impacted, perhaps materially, in fiscal 2010.

Discontinued Operations

In the fourth quarter of fiscal 2008, we classified the assets and liabilities of our TPS business as held for sale, and the results of operations of the TPS business as discontinued operations.  Our TPS product offerings were focused on providing back-up power for wireless applications.  We concluded that we could better achieve our sales growth objectives by redirecting certain resources deployed in the TPS business to our product offerings in the material handling, elevator and energy delivery markets.  We completed the divestiture of the TPS business during the first quarter of fiscal 2009 (see Note 3 of Notes to Consolidated Financial Statements).

In addition to the operating results of the divested TPS business, certain expenses related to previously divested businesses have also been classified as discontinued operations in the accompanying consolidated financial statements and footnotes for all periods presented (see Note 2 of Notes to Consolidated Financial Statements).  Expenses related to previously divested businesses have historically included certain expenses for environmental matters, asbestos claims and product liability claims (see Note 11 of Notes to Consolidated Financial Statements).   All of these issues relate to businesses we no longer own and most relate to indemnification agreements that we entered into when we divested those businesses.

Going forward, our results of discontinued operations may include additional costs incurred related to businesses no longer owned, and may include additional costs above those currently estimated and accrued related to the divestiture of our TPS business and our power electronics business, which was divested in October 2006.

Critical Accounting Policies

Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements.  As disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and judgments by management that affect the reported amount of assets and liabilities, revenues, expenses, and related disclosures. Such estimates are based upon historical experience and other assumptions believed to be reasonable given known circumstances.  Actual results could differ from those estimates.  On an ongoing basis, we evaluate and update our estimates, and we believe the following discussion addresses our policies which are most critical to understanding our financial position and results of operations and which require our most complex judgments.

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

Inventories

Our inventories are stated at the lower of cost or market.  Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead.  We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly.  Items with no usage for the past 12 months and no expected future usage are considered obsolete, and are disposed of or fully reserved.  Reserves for excess inventory are determined based upon historical and anticipated usage as compared to quantities on hand.  Excess inventory is defined as inventory items with on-hand quantities in excess of one year’s usage and specified percentages are applied to the excess inventory value in determining the reserve.  Our assumptions have not changed significantly in the past, and are not likely to change in the future.  We believe that our assumptions regarding inventory valuation have been accurate in the past and believe that all appropriate reserves for excess and obsolete inventory have been provided.

Long-Lived Assets and Goodwill

We periodically evaluate the recoverability of our long-lived assets, including property, plant and equipment.  Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances.  We have elected to perform our annual impairment test in the fourth quarter of our fiscal year.  Per Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the best evidence of fair value are quoted prices in active markets.  Accordingly, we believe that our market capitalization is the best indication of fair value.  No impairments were recognized in long-lived assets or goodwill for the years ended June 28, 2009, June 29, 2008, and July 1, 2007.

Pension Benefits

We sponsor a defined benefit plan (frozen in 2003) that covers primarily former employees in the U.S.  The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities.  These assumptions include discount rates, expected rates of return on plan assets and mortality rates.

We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.  Our plan assets are comprised mainly of common stock and bond funds.  The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis.  The expected rate of return on plan assets was 9.0% in fiscal 2009, 2008 and 2007.  In determining pension expense for fiscal 2010, we have reduced the expected rate of return on plan assets to 8.5%.

The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year.  As of June 28, 2009, the discount rate used to determine the benefit obligation was 6.25% as compared to 6.75% as of June 29, 2008.

Changes in assumptions typically result in actuarial gains or losses that are amortized over future accounting periods in accordance with the methods specified in SFAS No. 87, Employers’ Accounting for Pensions, as Amended.  Similarly, if our actual return on plan assets varies from our expected return on plan assets, this also results in actuarial gains or losses that are amortized to pension expense over future accounting periods.  As a result of lower than expected returns on plan assets in fiscal 2009, our fiscal 2010 pension expense is expected to increase by approximately $4.8 million from fiscal 2009, due to amortization of actuarial losses and a decrease in our expected return on plan assets.  Significant differences between our assumptions and actual future investment returns or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

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

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances.  For loss contingencies, the loss must be accrued if information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events, and the amount of the loss can be reasonably estimated.

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

Income Taxes

We operate in several taxing jurisdictions and are subject to a variety of income and related taxes.  Judgment is required in determining our provision for income taxes and related tax assets and liabilities.  We believe we have reasonably estimated our tax positions for all jurisdictions for all open tax periods.  However, it is possible that, upon closure of our tax periods, our final tax liabilities could differ from our estimates.

We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes.  We also record valuation allowances against these deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future.

Since fiscal 2002, we have provided valuation reserves against our U.S. deferred tax assets that result in a net deferred tax liability position.  A portion of our deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

RESULTS OF OPERATIONS FOR YEAR ENDED JUNE 28, 2009, COMPARED WITH YEAR ENDED JUNE 29, 2008

Net Sales and Gross Profit

Net sales decreased 1.8% to $98.2 million in fiscal 2009 from $100.0 million in fiscal 2008.  The decrease in net sales in fiscal 2009 is due primarily to decreased sales of products for material handling applications of $2.7 million, partially offset by higher sales of products and systems for elevator and energy delivery applications.  Net sales by market were as follows, in millions:

Fiscal Year Ended	June 28, 2009		June 29, 2008
	Sales	% of Sales	Sales	% of Sales
Material handling	$67.0	68%	$69.7	70%
Elevator motion control	19.9	20%	19.2	19%
Energy systems	11.3	12%	11.1	11%
Total net sales	$98.2	100%	$100.0	100%

Gross profit in fiscal 2009 increased to $33.3 million (33.9% of sales) from $29.4 million (29.4% of sales) in fiscal 2008.  The $3.9 million increase in gross profit in fiscal 2009 is due to favorable sales mix, with lower sales of relatively lower margin wind inverters in fiscal 2009, product redesign efforts which resulted in material cost savings, and labor and overhead cost reduction actions enacted during fiscal 2009 in response to lower sales volume.  In addition, fiscal 2008 gross profit was negatively impacted by start-up costs and higher shipments of relatively lower margin wind inverters and lower sales volume of mining products.

Operating Expenses

Operating expenses are comprised of research and development (“R&D”) expense, pension expense, and selling, general and administrative (“SG&A”) expenses.  R&D expense was $3.5 million in fiscal 2009, or 3.6% of sales, compared to $3.2 million, or 3.2% of sales, in fiscal 2008.  The increased spending in R&D expense in fiscal 2009 as compared to fiscal 2008 reflects higher payroll-related costs.

Pension expense in fiscal 2009 increased to $3.4 million from $0.2 million in fiscal 2008 due mainly to lower than expected returns on assets realized in fiscal 2008.

SG&A expense was $20.3 million, or 20.6% of sales, in fiscal 2009 compared to $19.3 million, or 19.3% of sales, in fiscal 2008.  Selling expenses were $9.7 million, or 9.8% of sales, in fiscal 2009, comparable to $9.8 million, or 9.8% of sales, in fiscal 2008.  General and administrative (“G&A”) expense was $10.6 million in fiscal 2009 compared to $9.5 million in fiscal 2008.  The increase in G&A expense in fiscal 2009 as compared to fiscal 2008 was mainly due to severance costs of $1.0 million related to management reorganization actions (see Note 9 of Notes to Consolidated Financial Statements).

Income from Operations

Income from operations was $6.1 million in fiscal 2009, compared to income from operations of $6.8 million in fiscal 2008.  The decrease in income from operations in fiscal 2009 was mainly due to higher pension expense and severance costs in fiscal 2009, which more than offset the higher gross profit in fiscal 2009 as compared to fiscal 2008.

Interest Income and Expense and Other Expense

Interest income was $0.1 million in fiscal 2009.  Interest income was $1.0 million and interest expense was $0.2 million in fiscal 2008.  The decrease in interest income in fiscal 2009 as compared to fiscal 2008 is mainly due to lower average cash balances and lower interest rates earned on cash balances during much of fiscal 2009.  Interest expense in fiscal 2008 is comprised mainly of amortization of deferred financing assets.

Provision for Income Taxes

We recorded a tax provision of $1.3 million in fiscal 2009 and $1.0 million in fiscal 2008, mainly due to non-cash deferred tax provisions of $1.0 million and $0.9 million in fiscal 2009 and 2008, respectively, related to changes in deferred tax liabilities from goodwill amortization.  The remainder of our provision for income taxes is comprised of provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Consolidated Financial Statements).

Income from Continuing Operations

In fiscal 2009, we recorded income from continuing operations of $5.0 million, or $0.16 per share on both a basic and diluted basis, compared to income from continuing operations of $6.5 million in fiscal 2008, or $0.21 per share on a diluted basis.

Income (Loss) from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2009 of $1.7 million, or a $0.05 loss per share on both a basic and diluted basis compared to income from discontinued operations in fiscal 2008 of $3.5 million, or $0.11 per share on both a basic and diluted basis.

Our loss from discontinued operations in fiscal 2009 includes a loss from termination of a lease agreement of $1.0 million, expenses related to previously divested businesses of $0.8 million, a loss on the September 2008 disposal of our TPS business of $0.3 million, and losses in our TPS business prior to its disposal of $0.1 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul Corporation (“Federal-Mogul”).

Income from discontinued operations in fiscal 2008 was comprised of a net settlement gain of $3.8 million from a previous agreement with Federal-Mogul and income of $3.5 million to reduce our accrual for a patent award payable upon resolution of the claim, partially offset by losses and write-offs in our divested telecom power systems business of $2.7 million and other expenses related to previously divested businesses of $1.1 million (see Note 2 of Notes to Consolidated Financial Statements).

Net Income

We recorded net income in fiscal 2009 of $3.3 million, or $0.11 per share on both a basic and diluted basis, compared to fiscal 2008 net income of $10.0 million, or $0.33 per share on both a basic and diluted basis.

RESULTS OF OPERATIONS FOR YEAR ENDED JUNE 29, 2008, COMPARED WITH YEAR ENDED JULY 1, 2007

Net Sales and Gross Profit

Net sales increased 14.0% to $100.0 million in fiscal 2008 from $87.7 million in fiscal 2007.  The increase in net sales in fiscal 2008 was due primarily to increased sales of products and systems for material handling applications of $8.0 million, and shipments of wind inverters of $5.4 million.  Net sales by market were as follows, in millions:

Fiscal Year Ended	June 29, 2008		July 1, 2007
	Sales	% of Sales	Sales	% of Sales
Material handling	$69.7	70%	$61.8	70%
Elevator motion control	19.2	19%	19.0	22%
Energy systems	11.1	11%	6.9	8%
Total net sales	$100.0	100%	$87.7	100%

Gross profit in fiscal 2008 increased to $29.4 million (29.4% of sales) from $28.1 million (32.0% of sales) in fiscal 2007.  The $1.3 million increase in gross profit in fiscal 2008 was due to higher sales volume of material handling products, partially offset by start-up costs and shipment of relatively lower margin wind inverters and lower sales volume of mining products in fiscal 2008.  The start up costs and wind inverter shipments were also the main reason for the decrease in gross profit as a percentage of sales in fiscal 2008 compared to fiscal 2007.

Operating Expenses

Operating expenses are comprised of R&D expense, pension expense, and SG&A expenses.  R&D expense was $3.2 million in fiscal 2008, or 3.2% of sales, compared to $4.2 million, or 4.8% of sales, in fiscal 2007.  Fiscal 2007 R&D expense included $0.6 million in restructuring costs related to elimination of our corporate R&D function.  The decreased spending in R&D expense in fiscal 2008 as compared to fiscal 2007 also reflects lower payroll-related costs and the substantial completion of new product development programs for elevator and wind markets.

Fiscal 2008 pension expense was $0.2 million compared to $2.0 million in fiscal 2007.  The decrease in pension expense was mainly due to a cash contribution of $30.0 million to our defined benefit pension plan in December 2006.

SG&A expense was $19.3 million, or 19.3% of sales, in fiscal 2008 compared to $22.6 million, or 25.8% of sales, in fiscal 2007.  Selling expenses were $9.8 million, or 9.8% of sales, in fiscal 2008, compared to $9.1 million, or 10.4% of sales, in fiscal 2007.  The increase was mainly due to higher volume-related expenses in fiscal 2008 as compared to fiscal 2007.  G&A expense was $9.5 million in fiscal 2008 compared to $13.5 million in fiscal 2007.  The decrease in G&A expense in fiscal 2008 as compared to fiscal 2007 mainly reflects reduced corporate payroll-related costs from restructuring actions and reduced professional fees.  Fiscal 2007 G&A expense included severance charges of $1.3 million and one-time stock compensation charges of $1.1 million from stock awards, accelerated vesting of stock options and restricted stock for employees affected by downsizing actions.

Income (Loss) from Operations

Income from operations was $6.8 million in fiscal 2008, compared to a loss from operations of $0.7 million in fiscal 2007.  The loss from operations in fiscal 2007 included the impact of restructuring our corporate administrative functions.

Interest Income and Expense and Other Expense

Interest income was $1.0 million and interest expense was $0.2 million in fiscal 2008.  Interest income was $2.0 million and interest expense was $2.4 million in fiscal 2007.  The decrease in interest income in fiscal 2008 as compared to fiscal 2007 was mainly due to lower interest rates earned on cash balances during much of fiscal 2008.  In addition, fiscal 2007 interest income included $0.3 million related to a previous tax settlement.

The decrease in interest expense in fiscal 2008 was mainly due to the repayment of all of our outstanding debt following the divestiture of our power electronics business in October 2006.  Fiscal 2007 interest expense included the write-off of deferred financing assets of $0.7 million from the early retirement of debt.

Other expense of $0.3 million in fiscal 2007 was comprised of a prepayment penalty related to the early repayment of our term loan in October 2006.

Provision for Income Taxes

We recorded a tax provision of $1.0 million in fiscal 2008 and $1.3 million in fiscal 2007, due to non-cash deferred tax provisions of $0.9 million in each fiscal year related to changes in deferred tax liabilities from goodwill amortization and, to a lesser extent, provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Consolidated Financial Statements).

Income (Loss) from Continuing Operations

In fiscal 2008, we recorded income from continuing operations of $6.5 million, or $0.21 per diluted share, compared to a fiscal 2007 loss from continuing operations of $2.8 million, or a $0.09 loss per share on both a basic and diluted basis.

Income (Loss) from Discontinued Operations

We recorded income from discontinued operations in fiscal 2008 of $3.5 million, or $0.11 per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2007 of $5.2 million, or a $0.18 loss per share on both a basic and diluted basis.  Income from discontinued operations in fiscal 2008 was comprised of a net settlement gain of $3.8 million from a previous agreement with Federal-Mogul and income of $3.5 million to reduce our accrual for a patent award payable upon resolution of the claim, partially offset by losses and write-offs in our discontinued telecom power systems business of $2.7 million and other expenses related to previously divested businesses of $1.1 million (see Note 2 of Notes to Consolidated Financial Statements).

The loss from discontinued operations in fiscal 2007 was comprised of losses in our discontinued TPS business of $2.4 million, losses in our divested power electronics business of $2.3 million, expenses related to previously divested businesses of $1.7 million, and the loss we recorded on the sale of the power electronics business of $0.4 million, all partially offset by a net $1.6 million of income from the favorable settlement of a development dispute.

Net Income (Loss)

We recorded net income in fiscal 2008 of $10.0 million, or $0.33 per share on both a basic and diluted basis, compared to a fiscal 2007 net loss of $8.0 million, or a $0.27 loss per share on both a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

Our unrestricted cash and cash equivalent balance increased $2.9 million during the year ended June 28, 2009, from $15.2 million at June 29, 2008, to $18.1 million at June 28, 2009.  Restricted cash balances remained unchanged during the year at $0.3 million.   The primary sources of cash during fiscal 2009 were income from operating activities of $11.5 million (adjusted for non-cash depreciation, amortization, pension, stock compensation and tax expense), cash from net reductions in operating assets and liabilities of $2.3 million, proceeds from the sale of the TPS business of $1.2 million and proceeds from a settlement trust of $1.0 million (see Note 11 of Notes to Consolidated Financial Statements).  The primary uses of cash in fiscal 2009 were $9.4 million in contributions to our defined benefit pension plan, a $1.0 million lease termination payment, $1.2 million of disbursements related to previously divested businesses, a $0.9 million deferred payment related to the purchase of the assets of Enrange LLC (see Note 3 of Notes to Consolidated Financial Statements), and $0.8 million for capital expenditures.  While we may make further investments to increase capacity and improve efficiency, we do not anticipate that capital expenditures in fiscal 2010 will exceed $2.0 million.  The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

In November, 2007, based upon mutual agreement with Wells Fargo Foothill, Inc. (“Wells Fargo”), our amended revolving credit agreement with Wells Fargo was terminated without penalty prior to its expiration in December 2007, and we entered into an agreement with Associated Bank, N.A. providing for a $10 million revolving credit facility (the “Associated facility”).  Borrowings under the Associated facility bear interest at the London Interbank Offering Rate (“LIBOR”) plus 1.5%, with borrowing levels determined by a borrowing base formula as defined in the agreement, based on the level of eligible accounts receivable.  The Associated facility also supports the issuance of letters of credit, places certain restrictions on our ability to pay dividends or make acquisitions, and includes covenants which require minimum operating profit levels and limit annual capital expenditures.  Borrowings under the Associated facility are secured by our accounts receivable and inventory.  The Associated facility expires in November 2010 unless renewed by the parties prior to that time.  There were no amounts outstanding under the Associated facility and the Company is in compliance with all covenants under the Associated facility as of June 28, 2009.

Primarily as a result of the significant decline in values in equity markets, and to a lesser degree as a result of interest rate declines over the past several years, the accumulated benefit obligation of our defined benefit pension plan currently exceeds plan assets.  We used a portion of the proceeds from the divestiture of our power electronics business to contribute $30.0 million to our pension plan in fiscal 2007.  We also made contributions of $2.8 million in fiscal 2008 and $9.4 million in fiscal 2009 funded by existing cash on hand.  Under funding regulations, actuarial projections as of December 2008 indicate that we are required to make quarterly contributions to the plan aggregating approximately $12.5 million within the next 12 months, beginning in July 2009.  Required contributions beyond the next 12 months could still be significant, and will depend on future interest rate levels, values in equity and fixed income markets, potential pension funding relief legislation that may be enacted, and the level and timing of additional interim contributions we may make to the plan.

We did not have any off-balance sheet arrangements or variable interest entities as of June 28, 2009.

Based upon current plans and business conditions, we believe that current cash balances, borrowing capacity under our Associated facility and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months.

SUMMARY OF CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Future payments due under contractual obligations of our continuing operations as of June 28, 2009 were as follows (in thousands):

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
Pension funding	$12,543	$41,380	$44,410	$16,595	$114,928
Operating leases	2,711	1,743	769	348	5,571
Purchase obligations	8,442	-	-	-	8,442
Enrange acquisition	75	-	-	-	75
Capital lease obligations	11	4	-	-	15
Total	$23,782	$43,127	$45,179	$16,943	$129,031

Pension funding amounts in the table above are based on current regulations and actuarial calculations at June 28, 2009.  Actual funding amounts could vary, depending on future interest rate levels, values in equity and fixed-income markets or pension funding relief legislation that may be enacted in the future.

The amounts in the table above do not include aggregate future minimum rentals to be received under noncancelable subleases of $2.5 million as of June 28, 2009.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our Annual Report on Form 10-K and this Annual Report, including documents incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “estimate”, “anticipate”, “intend”, “may”, “might”, “will”, “would”, “could”, “project” and “predict”, or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in this section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in Item 1 of this Annual Report on Form 10-K entitled “Business” include, but are not limited to, statements regarding our plans, objectives, goals, strategies, future events, future sales or performance, projections of revenues, income or loss, capital expenditures, plans for future operations, products or services, legal issues, financing needs or expectations, and other information that is not historical information, as well as assumptions relating to the foregoing.  All forward-looking statements are based upon our current expectations, beliefs, projections and assumptions.

Our expectations, beliefs, projections and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our financial condition or results of operations will meet the expectations set forth in our forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in electronics, industrial equipment and energy markets, international sales and operations, dependence on major customers, increased material costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company’s ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included below under the heading “Risk Factors.” Forward-looking statements contained in this Annual Report speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

RISK FACTORS

Our future results of operations and the other forward-looking statements contained in our Annual Report on Form 10-K and this Annual Report, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” involve a number of risks and uncertainties.  In particular, the statements regarding future goals and strategies, opportunities for growth in certain markets, new product introductions, penetration of new markets, projections of sales revenues, manufacturing costs and operating costs, pricing of our products and raw materials required to manufacture our products, gross margin expectations, relocation and outsourcing of production capacity, capital spending, research and development expenses, the outcome of pending legal proceedings and environmental matters, tax rates, sufficiency of funds to meet our needs including contributions to our defined benefit pension plan, and our plans for future operations, as well as our assumptions relating to the foregoing, are all subject to risks and uncertainties.

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

Current economic conditions, primarily in the U.S., may adversely affect our served markets, our business, demand for our products and our results of operations and cash flows

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions as well as by changes in customer order patterns.  Beginning in fiscal 2008 and continuing throughout fiscal 2009, worldwide economic conditions deteriorated due to the effects of the subprime lending crisis, credit market crisis, general concerns about the health of the financial and banking industries, decreased consumer and business confidence, and liquidity concerns.  This resulted in overall adverse business conditions, slower economic activity and reduced corporate profits and capital spending levels.  These conditions have resulted in reduced demand for our products, and also make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities.  We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, in the U.S., or in the specific end markets we serve. If our served markets continue to deteriorate due to these economic effects, our business, financial condition, results of operations and cash flows could be adversely and materially affected. Additionally, our stock price could decrease if investors have concerns that our business and financial condition will be negatively impacted by a continuing economic downturn.

We operate in a highly competitive industry

We operate in a competitive industry characterized by periodic changes in technology, product demand, prices and lead times.  Our future profitability depends on our ability to successfully identify and react to these changing trends.  Specifically, achievement of our sales and profit goals is dependent in part upon our ability to successfully anticipate product demand, to introduce quality products to meet that demand in a timely manner at competitive prices, to gain acceptance of our products in the marketplace, to achieve cost reductions during the product life cycle and to adapt our existing product platforms in the event of changes in technology.  Failure to do so could result in low returns on investment in new products and technologies, a loss of competitive position relative to our peers, obsolete products and technologies, and an adverse impact on our operating results.  In addition, price erosion in response to competition in our served markets could have a material impact on our financial position or results of operations.

Our future sales growth is partially dependent on the successful introduction of new products

Achievement of our company objectives of sales growth of at least 10% on a year-over year basis and gross margins in excess of 30% are in part dependent upon the successful introduction of new products, acceptance of these new products by customers in those markets, and successful cost reduction efforts related to new products.  Any delay in introduction of new products, customer acceptance of new products, or cost reduction actions could have an adverse impact on our financial position or results of operations.

Changes in technology could reduce demand for our products

We believe that our intellectual property is equal or superior to our competitors’ and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions.  However, major advancements in digital power-electronic technologies by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

The loss of one or more major customers could adversely affect our results of operations or financial condition

We rely on several large customers for a significant portion of our sales.  While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 19% of our net sales in fiscal 2009.  The loss of any such customer or significant decreases in any such customers’ levels of purchases could have an adverse effect on our business.

Certain of our competitors have substantially greater resources than us

We compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, mining machinery drive builders, and power inverter builders.  The total number of such enterprises with whom we compete directly is believed to be fewer than 100.  However, certain of our competitors are significantly larger and have substantially greater resources than we do, and some are global in scope, whereas we currently compete primarily in the North American market.

We have significant pension liabilities and funding obligations

Our defined benefit pension plan was significantly underfunded as of June 28, 2009, as adverse conditions in financial markets resulted in a sizable reduction in pension plan assets during fiscal 2009.  Current actuarial estimates indicate that we will be required to make significant contributions to our defined benefit pension plan which may consume most of our cash generated from operations.  As a result, we may be required to seek additional sources of cash to fund our operations and required pension contributions.

In addition, volatility in interest rates, investment returns and other factors could adversely affect the funded status of our pension plan in the future and require that we contribute additional cash to the pension plan over and above the amounts currently estimated.  Such volatility could also increase pension expense in periods beyond fiscal 2010.  The underfunded status of our pension plan as of June 28, 2009 will likely have a material adverse affect on our financial condition, results of operations and cash flows for fiscal 2010.

We may seek additional capital through private or public sales of equity, debt or convertible debt securities, which could have negative effects on our existing investors

We may seek to raise additional funding through equity or certain forms of debt financing in the future that could dilute the percentage ownership held by existing stockholders. In addition, new investors may demand rights or privileges that are preferable to, or senior to, those of our existing stockholders, such as interest payments, dividends or warrants, as a condition to completing a transaction that provides us with capital.

We may have limited access to additional financing

Current macroeconomic conditions have led to volatility in security prices, the failure of financial institutions, severely diminished liquidity and credit availability, and deflation in the valuation of investment vehicles across varied asset classes.

In the event capital and credit markets remain illiquid and the availability of funds remains limited, we could incur increased costs associated with future equity or debt financing transactions. Our ability to access the capital and credit markets may be limited by these or other factors unique to our Company.  Limited access to financing opportunities in the future could have a material adverse impact on our ability to fund our operations or meet our corporate obligations.

We are subject to credit risk

We are exposed to the credit risk of our customers, including risk of bankruptcy, and are subject to losses from uncollectible accounts receivable.  If the financial condition of any of our customers deteriorates and impairs their ability to make payments, we could incur future write-offs of accounts receivable that could have a material impact on our financial position, results of operations or cash flows.

We are reliant on suppliers

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

We may face claims of infringement on the intellectual property of others, or others may infringe upon our intellectual property

Our future success depends in part on our ability to prevent others from infringing on our proprietary rights, as well as our ability to operate without infringing upon the proprietary rights of others. We may be required at times to take legal action to protect our proprietary rights and, despite our best efforts, we may be sued for infringing on the patent rights of others.  Patent litigation is costly and, even if we prevail, the cost of such litigation could adversely affect our financial condition.  In addition, we could be adversely affected financially should we be judged to have infringed upon the intellectual property of others.

We may suffer losses resulting from legal and environmental issues

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

We have fallen below the continued listing standards of the New York Stock Exchange (“NYSE”) and our common stock could be delisted by the NYSE

In November, 2008, we were notified by the NYSE that we had fallen below their continued listing standards because over a 30-trading-day period, our average total market capitalization was less than $75 million and, during the same period, our stockholders’ equity was less than $75 million.  In accordance with applicable NYSE rules, in January, 2009 we submitted to the NYSE a business plan that demonstrates how we intend to regain compliance with the continued listing standards within 18 months.  Our plan was accepted by the NYSE in February 2009.  In May 2009, the Securities and Exchange Commission accepted a proposed rule amendment from the NYSE that temporarily reduced to $50 million the minimum required average total market capitalization and stockholders’ equity amounts to be used in determining compliance with the NYSE’s continued listing standards.  Unless extended, the rule amendment is scheduled to expire on October 31, 2009.

If we are ultimately unable to regain compliance with the continued listing standards within 18 months from November 2008, our common stock could become delisted from the NYSE.  A delisting of our common stock from the NYSE could potentially materially and adversely affect us by, among other things, reducing the liquidity and market price of our common stock, reducing the number of investors willing to hold or acquire our common stock, and limiting our ability to issue additional securities or obtain additional financing in the future.  If our common stock is delisted from the NYSE, or if it becomes apparent to us that we will be unable to regain compliance with the continued listing standards within the required 18 month period, we would likely seek to move trading of our common stock to another national securities exchange or quotation system.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

The fair value of our debt was effectively zero at June 28, 2009.  Our reported debt balance was comprised entirely of capital lease obligations.  However, we do have significant pension liabilities and funding obligations which vary as interest rates change.  We used an average interest rate of 6.6% in determining our aggregate pension funding obligations of approximately $115 million as of June 28, 2009 (see “Summary of Contractual Obligations and Commitments” table).  A hypothetical increase of 100 basis points from the average interest rate used in the calculation (a 15% increase) would reduce our aggregate pension funding obligation to approximately $97 million at June 28, 2009.  Similarly, a hypothetical decrease of 100 basis points would increase our aggregate pension funding obligation to approximately $140 million at June 28, 2009.

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

We did not have any foreign currency contracts, or hedge instruments or contracts, outstanding at June 28, 2009 or June 29, 2008.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended	June 28,	June 29,	July 1,
(Amounts in thousands, except per share data)	2009	2008	2007

Net sales	$98,221	$100,039	$87,739
Cost of sales	64,897	70,595	59,642
Gross profit	33,324	29,444	28,097
Research and development	3,522	3,179	4,231
Pension expense	3,385	186	1,978
Sales, general and administrative	20,271	19,296	22,590
Income (loss) from operations	6,146	6,783	(702)
Non operating expense (income):
Interest income	(138)	(1,019)	(1,951)
Interest expense	-	249	2,401
Other expense	-	-	325
Income (loss) from continuing operations
before provision for income taxes	6,284	7,553	(1,477)
Provision for income taxes	1,315	1,018	1,293
Income (loss) from continuing operations	4,969	6,535	(2,770)
Income (loss) from discontinued operations, net of taxes	(1,686)	3,484	(5,222)
Net income (loss)	$3,283	$10,019	$(7,992)

Per common share basic and diluted:
Income (loss) from continuing operations - basic	$0.16	$0.22	$(0.09)
Income (loss) from continuing operations - diluted	$0.16	$0.21	$(0.09)
Income (loss) from discontinued operations - basic and diluted	$(0.05)	$0.11	$(0.18)
Net income (loss) - basic and diluted	$0.11	$0.33	$(0.27)

Weighted average shares outstanding - basic	30,851	30,367	29,435
Weighted average shares outstanding - diluted	30,942	30,593	29,435

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of	June 28,	June 29,
(Amounts in thousands)	2009	2008

Assets
Current assets:
Cash	$18,097	$15,210
Restricted cash	262	256
Accounts receivable, less allowance for doubtful accounts of $283
in 2009 and $517 in 2008	11,598	18,600
Inventories	12,617	12,525
Deferred income taxes	-	107
Prepaid expenses and other current assets	1,242	2,026
Assets held for sale	-	1,288
Total current assets	43,816	50,012
Property, plant and equipment:
Buildings and improvements	1,966	1,978
Machinery and equipment	17,982	18,169
Less accumulated depreciation	16,299	16,054
Net property, plant and equipment	3,649	4,093
Goodwill	30,359	30,464
Other assets	6,256	6,978
Total assets	$84,080	$91,547

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$5,716	$10,407
Accrued liabilities	6,313	7,740
Current portion of long-term debt	11	9
Total current liabilities	12,040	18,156
Long-term debt, net of current portion	4	12
Long-term pension benefit obligations	76,849	37,638
Other long-term obligations	1,615	1,947
Deferred income taxes	4,863	3,993

Commitments and contingencies

Stockholders' Equity (Deficit):
Common stock, $0.01 par value, 100,000 shares authorized; 30,942 and 30,620
shares issued and outstanding in 2009 and 2008	309	306
Additional paid-in capital	138,094	136,864
Accumulated deficit	(1,521)	(4,804)
Accumulated other comprehensive loss	(148,173)	(102,565)
Total stockholders' equity (deficit)	(11,291)	29,801
Total liabilities and stockholders' equity	$84,080	$91,547

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

					Accumulated
			Additional	Retained	Other
	Common Stock		Paid-in	Earnings	Comprehensive
(Amounts in thousands)	Shares	Amount	Capital	(Deficit)	Loss	Total
Balance, July 2, 2006	28,712	$287	$129,473	$(6,831)	$(80,021)	$42,908
Exercise of stock options	775	8	3,013			3,021
Shares issued	557	5	(5)			-
Stock-based compensation expense			1,667			1,667
Shares issued to trust	70	1	301			302
Net loss				(7,992)		(7,992)
Translation adjustments					59	59
Minimum pension liability					1,508	1,508
Comprehensive loss						(6,425)
Balance, July 1, 2007	30,114	301	134,449	(14,823)	(78,454)	41,473
Exercise of stock options	439	4	1,710			1,714
Stock-based compensation expense			533			533
Shares issued to trust	67	1	172			173
Net Income				10,019		10,019
Translation adjustments					131	131
Pension adjustments					(24,242)	(24,242)
Comprehensive loss						(14,092)
Balance, June 29, 2008	30,620	306	136,864	(4,804)	(102,565)	29,801
Exercise of stock options	10	-	33			33
Shares issued	205	2	(2)			-
Shares purchased	(75)	(1)	(180)			(181)
Stock-based compensation expense		-	1,104			1,104
Shares issued to trust	182	2	275			277
Net Income				3,283		3,283
Translation adjustments					(360)	(360)
Pension adjustments					(45,248)	(45,248)
Comprehensive loss						(42,325)
Balance, June 28, 2009	30,942	$309	$138,094	$(1,521)	$(148,173)	$(11,291)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended	June 28,	June 29,	July 1,
(Amounts in thousands)	2009	2008	2007

Cash flows from continuing operating activities:
Net income (loss) from continuing operations	$4,969	$6,535	$(2,770)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation	1,043	1,014	1,391
Amortization	53	214	580
Write-off of deferred financing	-	-	670
Pension expense	3,385	186	1,978
Stock based compensation expense	1,104	640	1,555
Deferred income tax provision	977	900	900
Changes in operating assets and liabilities	2,329	(2,657)	(3,438)
Cash contribution to pension fund	(9,422)	(2,755)	(30,000)

Total adjustments	(531)	(2,458)	(26,364)
Net cash provided by (used in) continuing operating activities	4,438	4,077	(29,134)

Cash flows from investing activities:
Proceeds from sale of business	1,250	-	63,546
Purchase of business	(885)	(1,750)	-
Proceeds from (deposit into) escrow account	(6)	22,596	(250)
Capital expenditures	(807)	(955)	(1,572)
Net cash provided by (used in) investing activities	(448)	19,891	61,724

Cash flow from financing activities:
Proceeds from issuance of common stock	310	1,887	3,323
Purchase and retirement of treasury stock	(181)	-	-
Repayment of long term notes	-	-	(18,000)
Repayments under line-of-credit agreements	-	-	(9,412)
Borrowings under capital lease obligations	10	-	-
Principal payments under capital lease obligations	(16)	(11)	(11)
Increase in deferred financing costs	-	-	(210)
Net cash provided by (used in) financing activities	123	1,876	(24,310)

Cash flows from discontinued operations:
Provided by (used in) operating activities	(1,226)	(16,038)	3,120
Used in investing activities	-	-	(930)
Used in financing activities	-	-	(5,162)
Cash used in discontinued operations	(1,226)	(16,038)	(2,972)

Net increase in cash	2,887	9,806	5,308
Cash at the beginning of the period	15,210	5,404	96

Cash at the end of the period	$18,097	$15,210	$5,404

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in the notes to consolidated financial statements are expressed in thousands unless otherwise noted, except share and per share data)

1.   Summary of Significant Accounting Policies

Profile

Magnetek, Inc. (the “Company” or “Magnetek”) is a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator and energy delivery applications.  The Company’s products consist primarily of programmable motion control and power conditioning systems used on the following applications: overhead cranes and hoists; elevators; coal mining equipment; and renewable energy.

Basis of Presentation

The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest June 30.  The fiscal years ended June 28, 2009, June 29, 2008 and July 1, 2007 each contained 52 weeks.

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

  Inventories

The Company’s inventories are stated at the lower of cost or market.  Cost is determined by the first-in, first-out (“FIFO”) method, including material, labor and factory overhead.  Existing inventory on hand may exceed future demand either because the product is obsolete, or the amount on hand is more than can be used to meet future needs.  The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels in relation to past and anticipated usage levels.  In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels.  If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

Reserves for Litigation and Environmental Issues

The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes.  The accounting for such events is prescribed under Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies.  SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.  SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances.  For loss contingencies, the loss must be accrued if information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and the amount of the loss can be reasonably estimated.

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

Restricted Cash

At June 28, 2009, the Company had $262 of restricted cash related to minimum balance requirements associated with procurement of certain raw materials and supplies.

Revenue Recognition

The Company’s policy is to recognize revenue when the earnings process is complete.  The criteria used in making this determination are persuasive evidence that an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.  Sales are recorded net of returns and allowances, which are estimated using historical data, at the time of sale.

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

Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying value of goodwill at least annually and more frequently if indicators of potential impairment arise.

Intangible Assets

Additions to intangible assets are capitalized at fair market value and the carrying value is reviewed for impairment at least annually.  Intangible assets are included in other assets in the consolidated balance sheets, and are amortized over the estimated useful lives of the respective assets, principally on the straight-line method.  Near the end of fiscal 2008, the Company acquired several patents related to the design and manufacture of digital DC drives for material handling applications.  The cost of the patents, $525, was capitalized and is included in other assets in the consolidated balance sheets as of June 28, 2009 and June 29, 2008.  The estimated useful life of the patents is 10 years.  Accumulated amortization of the patents as of June 28, 2009 was $53, resulting in a net carrying value of $472 at that date.  There was no amortization expense related to these patents recorded in fiscal 2008.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123(R) superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, and amended SFAS No. 95, Statement of Cash Flows.  SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Compensation expense related to all stock-based awards for fiscal years 2009, 2008 and 2007 is included in selling, general and administrative expense in the consolidated statements of operations.  No tax benefit was recorded on the stock compensation expense for fiscal years 2009, 2008 and 2007 due to deferred tax valuation allowances recorded by the Company in those years.

Research and Development

Expenditures for research and development are charged to expense as incurred and totaled $3,522, $3,179 and $4,231 for the fiscal years 2009, 2008 and 2007, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and totaled $74, $114 and $119 for the fiscal years 2009, 2008 and 2007, respectively.

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

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets.  Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $214 and $1,250 for the fiscal years 2008 and 2007 respectively.  Amortization expense for fiscal 2007 includes the write-off of $670 related to early repayment of the Company’s term loan (see Note 6 of Notes to Consolidated Financial Statements).  These expenses are included in interest expense in the consolidated statements of operations.  There was no amortization expense related to deferred financing assets in fiscal 2009.

Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a three-level hierarchy for fair value measurements to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company adopted SFAS 157 effective June 30, 2008. The Company’s assets and liabilities measured at fair value on a recurring basis subject to the presentation requirements of SFAS 157 at June 28, 2009 consisted of cash and cash equivalents. Cash and cash equivalents are comprised of bank deposits and short-term investments, such as money market funds, the fair value of which is based on quoted market prices, a Level 1 fair value measure. The adoption of SFAS 157 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The Company adopted SFAS 159 effective June 30, 2008. The Company has not elected to measure any financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Therefore, the adoption of this standard had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In August 2008, the SEC announced that it will issue for comment a proposed roadmap regarding the potential use of International Financial Reporting Standards (“IFRS”) for the preparation of financial statements by U.S. registrants. IFRS are standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal 2014, including comparative information also prepared under IFRS for fiscal 2013 and fiscal 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS No. 141, Business Combinations. SFAS 141R is effective for business combinations closed in fiscal years beginning after December 15, 2008. This standard significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

•                  Acquired in-process research and development (“IPR&D”) is accounted for as an asset, with the cost recognized as the research and development is realized or abandoned. IPR&D was previously expensed at the time of the acquisition.

•                  Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price.

•                  Transaction costs are expensed. These costs were previously treated as costs of the acquisition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51, (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company currently has no minority interests and accordingly expects that the adoption of SFAS 160 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures about a company’s derivative and hedging activities. SFAS 161 is effective for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of SFAS 161 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For nonrecognized subsequent events that must be disclosed to keep the financial statements from being misleading, an entity will be required to disclose the nature of the event, as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. In addition, SFAS 165 requires entities to disclose the date through which subsequent events were evaluated.  SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted the provisions of SFAS 165 for its fiscal year ended June 28, 2009 and applied the requirements of SFAS 165 on a prospective basis.  The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 31, 2009, the date the financial statements were available to be issued, and has concluded that no recognized or nonrecognized subsequent events have occurred since its fiscal 2009 year ended June 28, 2009.

2.  Discontinued Operations

The Company’s telecom power systems (“TPS”) business, divested in September 2008, and the Company’s power electronics business, divested in October 2006, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations.  The results of discontinued operations follow:

	June 28,	June 29,	July 1,
For the years ended	2009	2008	2007
Income (loss) from discontinued operations before interest and income taxes	$(1,729)	$3,484	$(3,850)
Loss on sale of telecom power business	(342)
Income / (loss) on sale of power electronics business	385	-	(420)
Interest expense, net	-	-	521
Provision for income taxes	-	-	431
Income (loss) from discontinued operations	$(1,686)	$3,484	$(5,222)

Loss from discontinued operations in fiscal 2009 includes a loss of $1.0 million related to the termination of a lease agreement for office space in Nashville, Tennessee, effective August 2010.  By terminating the lease prior to the scheduled expiration date of August 2015, the Company will avoid potential future lease payments of $9.9 million. The lease termination costs, paid in March 2009, represent the unamortized portion of tenant improvements previously provided by the landlord to Magnetek.  Loss from discontinued operations in fiscal 2009 also includes a loss on the September 2008 disposal of the TPS business of $0.3 million, losses in the TPS business prior to its disposal of $0.1 million, and expenses related to other businesses the Company no longer owns of $0.8 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul.

Income from discontinued operations in fiscal 2008 was comprised of a net settlement gain of $3.8 million from a previous agreement with Federal-Mogul and income of $3.5 million to reduce the Company’s accrual for a patent award payable upon resolution of the related legal proceeding  (see Note 11 of Notes to Consolidated Financial Statements), partially offset by losses and write-offs in the Company’s divested TPS business of $2.7 million and other expenses related to previously divested businesses of $1.1 million.

Loss from discontinued operations in fiscal 2007 was comprised of losses in the divested TPS business of $2.4 million, losses in the divested power electronics business of $2.3 million, expenses related to previously divested businesses of $1.7 million, a loss recorded on the sale of the power electronics business of $0.4 million, partially offset by a net $1.6 million of income from the favorable settlement of a development dispute.

During fiscal 2008, the Company committed to a plan to divest its TPS business.  As a result, the Company reclassified the assets to be disposed of, primarily inventory, as held for sale at June 29, 2008, and classified the operating results of the business as discontinued operations.  The Company sold the business to Myers Power Products, Inc. (“Myers”) in September 2008 (see Note 3 of Notes to Consolidated Financial Statements).  The results of the Company’s TPS business follow:

	June 28,	June 29,	July 1,
For the years ended	2009	2008	2007
Net sales	$1,503	$9,738	$16,069

Loss from discontinued operations	$(94)	$(1,024)	$(2,416)
Charges to adjust to fair market value	(342)	(1,683)	-
Loss from discontinued operations - telecom power systems business	$(436)	$(2,707)	$(2,416)

During fiscal year 2006, the Company committed to a plan to divest its power electronics business.  As a result, in June 2006, the Company reclassified the assets and liabilities as held for sale and the results of this business as discontinued operations.  The Company sold the business to Power-One, Inc. (see Note 3 of Notes to Consolidated Financial Statements), in October, 2006.  The results of the Company’s divested power electronics business follow:

July 1,
For the years ended	2007
Net sales	$53,545

Loss from discontinued operations before interest and income taxes	$(1,319)
Interest expense, net	521
Provision for income taxes	431
Loss from discontinued operations - divested power electronics business	$(2,271)

3. Acquisitions and Divestitures

In April 2008, the Company committed to a plan to divest its TPS business, which manufactured backup power systems for wireless applications. As a result, the Company reclassified the assets to be disposed of, primarily inventory, as held for sale at June 29, 2008, and classified the operating results of the business as discontinued operations. In September 2008, the Company completed the sale of the assets of the TPS business to Myers.  The purchase price of $1.25 million was paid by Myers to the Company in October, 2008. The Company recorded a loss of $0.3 million related to the divestiture, included in results of discontinued operations for fiscal 2009, comprised mainly of future lease costs and the write-off of certain TPS fixed assets.

In February 2008, the Company purchased substantially all of the net assets, primarily accounts receivable, inventory and accounts payable, of Enrange LLC (“Enrange”) for cash upon closing of approximately $1.75 million, a deferred payment of $0.75 million made in February 2009 and contingent payments due over a three year period based on the future operating performance of the business under a negotiated earn-out schedule.  The minimum contingent payments due under the earn-out schedule are $0.2 million, while achievement of 100% of target performance would result in earn-out payments of $0.4 million over the three year period.  The excess of purchase price over the fair value of the net assets acquired was approximately $2.2 million and was recognized as goodwill.   Enrange manufactures radio remote controls for material handling and other industrial applications.  The operating results of Enrange have been included in the Company's consolidated results effective as of the acquisition date.

In October, 2006, the Company completed the sale of its power electronics business to Power-One, Inc. (“Power-One”).  The transaction, included payment by Power-One to the Company of $68.0 million in cash and the assumption by Power-One of approximately $16.0 million of the Company’s debt, representing the total debt balances outstanding of the Company’s subsidiary Magnetek, S.p.A.  The Company used approximately $29.0 million of the proceeds to repay all of its remaining outstanding debt and in December 2006 made a contribution of $30.0 million to its defined benefit pension plan.  The Company used the remainder of the proceeds from the sale of the business primarily to fund ongoing operations.

Pursuant to the purchase and sale agreement by and between the Company and Power-One, Power-One purchased the business through the acquisition of all of the outstanding shares of Magnetek, S.p.A., a subsidiary of the Company, and of the assets and liabilities of the U.S. division of the business.  The agreement provided for a final purchase price adjustment to be negotiated primarily based on changes in tangible net worth of the business through the closing date.  In February 2007, the Company and Power-One completed negotiations of the final purchase price adjustment.  As a result, the Company paid a final settlement to Power-One of $2.3 million and recorded a loss on the sale of the power electronics business of $0.4 million (net of amounts previously accrued), included in loss from discontinued operations in the accompanying consolidated statements of operations for year ended July 1, 2007.

The agreement also provides indemnification for breaches of representations and warranties and other customary matters that the Company believes are typical for this type of transaction.  The consolidated balance sheet as of June 28, 2009, includes certain accrued liabilities which represent the Company’s best estimate of remaining closing costs and contingent liabilities related to the indemnification provisions of the purchase and sale agreement.  While management has used its best judgment in assessing the potential liability for these items, given the uncertainty regarding future events, it is difficult to estimate the possible timing or magnitude of any payments that may be required for liabilities subject to indemnification.  Any future adjustment to currently recorded closing cost estimates or contingencies related to indemnifications based upon changes in circumstances would also be recorded as a gain or loss on the sale of the business in discontinued operations.

4.  Goodwill

The change in the carrying value of goodwill for the years ended June 28, 2009 and June 29, 2008 is as follows:

	June 28,	June 29,
	2009	2008
Balance at beginning of year	$30,464	$28,187
Acquisition of business	-	2,235
Currency translation	(105)	42
Balance at end of year	$30,359	$30,464

5.  Inventories

Inventories consist of the following:

	June 28,	June 29,
	2009	2008
Raw materials	$9,479	$7,676
Work in process	909	1,071
Finished goods	2,229	3,778
Total inventory	$12,617	$12,525

6.  Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:
	June 28,	June 29,
	2009	2008
Capital lease obligations	$15	$21
Less current portion	11	9
Long-term debt, net of current portion	$4	$12

Bank Borrowing Arrangements

In November 2007, the Company entered into an agreement with Associated Bank, N.A. providing for a $10 million revolving credit facility (the “Associated facility”).  Borrowings under the Associated facility bear interest at the London Interbank Offering Rate (“LIBOR”) plus 1.5%, with borrowing levels determined by a borrowing base formula as defined in the agreement, which includes the level of eligible accounts receivable.  The Associated facility also supports the issuance of letters of credit, places certain restrictions on the Company’s ability to pay dividends or make acquisitions, and includes covenants which require minimum operating profit levels and limit annual capital expenditures.  Borrowings under the Associated facility are secured by the Company’s accounts receivable and inventory.  The Associated facility expires in November 2010 unless extended by the parties prior to that time.  The Company is currently in compliance with all covenants and there were no amounts outstanding under the Associated facility as of June 28, 2009.

In September, 2005, the Company entered into an agreement with Ableco Finance LLC (“Ableco”) providing for an $18 million term loan and an agreement with Wells Fargo Foothill, Inc. (“Wells Fargo”) providing for a $13 million revolving credit facility.  As discussed in Notes 2 and 3 of the Notes to Consolidated Financial Statements, the Company completed the divestiture of its power electronics business in October 2006.  The Company used a portion of the proceeds from the divestiture to repay all borrowings outstanding under its term loan and revolving credit facility.  In accordance with provisions of the agreement with Ableco, the agreement was terminated prior to the December 2007 expiration date in exchange for a $0.3 million prepayment penalty by the Company, paid in November 2006.  The prepayment penalty is included in other expense in the consolidated statements of operations for fiscal 2007.  In addition, the write-off of deferred financing costs of $0.7 million related to the term loan is included in interest expense in the consolidated statements of operations for fiscal 2007.  In November 2007, based upon mutual agreement between the Company and Wells Fargo, the revolving credit agreement was terminated without penalty prior to its expiration date of December 31, 2007.

7.  Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the fiscal years ended:

	June 28,	June 29,	July 1,
	2009	2008	2007
Numerator:
Income (loss) from continuing operations	$4,969	$6,535	$(2,770)
Income (loss) from discontinued operations	(1,686)	3,484	(5,222)
Net income (loss)	$3,283	$10,019	$(7,992)

Denominator:
Weighted average shares for basic loss per share	30,851	30,367	29,435
Add dilutive effect of stock options outstanding	91	226	-
Weighted average shares for diluted loss per share	30,942	30,593	29,435

Income (loss) per share, basic and diluted
Income (loss) per share from continuing operations - basic	$0.16	$0.22	$(0.09)
Income (loss) per share from continuing operations - diluted	$0.16	$0.21	$(0.09)
Income (loss) per share from discontinued operations - basic and diluted	$(0.05)	$0.11	$(0.18)
Net income (loss) per share - basic and diluted	$0.11	$0.33	$(0.27)

Outstanding options to purchase 2.0 million, 2.6 million and 4.3 million shares of common stock for fiscal years 2009, 2008 and 2007, respectively, have not been included in the Company’s computation of weighted average shares for diluted earnings per share because the effect would have been anti-dilutive.

8.  Fair Values of Financial Instruments

The carrying amounts of certain financial instruments including cash, restricted cash, accounts receivable and accounts payable approximate their fair values based on the short-term nature of these instruments.  In addition, the Company’s investment in an annuity contract of $5.6 million and $5.9 million at June 28, 2009, and June 29, 2008, respectively is recorded at fair value based on quoted market prices.  The annuity contract is included in other assets in the accompanying consolidated balance sheets.

9.  Restructuring Costs

During fiscal 2009, the Company completed a management reorganization which combined the executive officer positions of chief executive officer and chief operating officer.  As a result of this reorganization, the Company incurred severance and stock compensation costs of $1.0 million in fiscal 2009, included in selling, general and administrative expense in the accompanying consolidated statement of operations.  All severance amounts were paid during fiscal 2009.

During fiscal 2007, the Company completed a series of restructuring activities that impacted its operating results.  SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities requires that liabilities for costs associated with exit or disposal activities initiated after December 31, 2002 be recognized when the liability is incurred, with the exception of termination of certain leases and contracts.

Following the divestiture of its power electronics business in October, 2006, the Company downsized and relocated its corporate office to Menomonee Falls, Wisconsin from Chatsworth, California.  In addition, the Company decided to restructure its telecom power business, including relocating the manufacturing operations from Dallas, Texas to Menomonee Falls.

The consolidated statement of operations for fiscal 2007 includes severance and related costs of $1.9 million related to downsizing the corporate office, of which $0.6 million is included in research and development expense and $1.3 million is included in selling, general and administrative expense.  All of the severance amounts were paid during fiscal 2007.

Costs incurred during fiscal 2007 related to the restructuring and relocation of the telecom power business, including inventory charges and duplicate facility and labor costs, were $0.9 million, which are included in loss from discontinued operations in the consolidated statements of operations for fiscal 2007.  The Company completed these restructuring activities during fiscal 2007.

10.  Income Taxes

The provision for income taxes consists of the following:

	June 28,	June 29,	July 1,
Fiscal year ended	2009	2008	2007
Continuing Operations
Current
Federal	$-	$-	$-
State	-	-	-
Foreign	338	118	393
Deferred
Federal	977	900	900
State and foreign	-	-	-
Total continuing operations	$1,315	$1,018	$1,293

Discontinued Operations
Current
Federal	$-	$-	$-
State	-	-	-
Foreign	-	-	431
Deferred
Federal	-	-	-
State and foreign	-	-	-
Total discontinued operations	$-	$-	$431

Total Company
Current
Federal	$-	$-	$-
State	-	-	-
Foreign	338	118	824
Deferred
Federal	977	900	900
State and foreign	-	-	-
Total income tax provision	$1,315	$1,018	$1,724

A reconciliation of the Company's effective tax rate for continuing operations to the statutory Federal tax rate follows:

	June 28,		June 29,		July 1,
Fiscal year ended	2009		2008		2007
	Amount	%	Amount	%	Amount	%
Provision (benefit) computed at the statutory rate	$2,200	35.0	$2,644	35.0	$(1,363)	35.0
Losses not benefited	-		-		2,656	(68.2)
Use of net operating losses	(838)	(13.3)	(1,455)	(19.3)	-	-
Foreign tax rate differential	(47)	(0.8)	(171)	(2.2)	-	-
Total income tax provision	$1,315	20.9	$1,018	13.5	$1,293	(33.2)

Income before provision for income taxes of the Company's foreign subsidiaries (located in Canada and the United Kingdom) included in continuing operations was approximately $721, $854 and $1,124 for fiscal years 2009, 2008 and 2007, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets as of June 28, 2009 and June 29, 2008 follow:

	June 28,	June 29,
	2009	2008
Deferred tax liabilities
Depreciation and amortization (including differences in the basis of acquired assets)	$(4,863)	$(3,993)
Total deferred tax liabilities	(4,863)	(3,993)

Deferred tax assets
Inventory and other reserves	2,020	2,556
Net operating loss and capital loss carryforwards	85,585	95,037
Total gross deferred tax asets	87,605	97,593
Less: valuation allowance	(87,605)	(97,486)
Deferred tax assets less valuation allowance	-	107
Net deferred tax liability	$(4,863)	$(3,886)

The Company records valuation allowances against its deferred tax assets, when necessary, in accordance with SFAS No. 109, Accounting for Income Taxes.  Realization of deferred tax assets (such as net operating loss carryforwards) is dependent on future taxable earnings and is therefore uncertain.  To the extent the Company believes that recovery is unlikely, a valuation allowance is established against its deferred tax asset, which increases the Company’s income tax expense in the period such determination is made.  Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets.

The Company had net operating loss (“NOL”) carryforwards for U.S. federal tax purposes of $211 million and $206 million as of June 28, 2009 and June 29, 2008, respectively.  The potential tax benefit of all carryforwards has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at June 28, 2009 or June 29, 2008.  The Company’s NOLs have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2029.  As the balance sheet reflects no benefit of such NOLs, the Company anticipates that no federal tax liability (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

During fiscal 2009, the Company completed an internal evaluation as to whether ordinary transfers of the Company’s common stock between shareholders resulted in an ownership change as defined in Section 382 of the Internal Revenue Code.  Based on available information, the Company determined that no such ownership change had occurred.  If such ownership change had occurred, utilization of the Company’s NOLs would be subject to annual limitation provisions per the Internal Revenue Code and similar state laws. Such annual limitations could defer the utilization of NOL carryforwards, accelerate payment of federal income taxes, and could result in the expiration of a portion of the NOL carryforwards before utilization. An ownership change under Section 382 of the Internal Revenue Code would not have had a material adverse effect on the Company’s results of operations or financial position, as the Company has provided a full valuation allowance against all of its deferred tax assets.  Ordinary transfers of the Company’s common stock between shareholders in future periods could result in an ownership change in such periods and accordingly, at that time, limit the Company’s utilization of its NOLs as described above.

11.  Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements, which generally provide renewal options. Future minimum rental payments under noncancelable operating leases as of June 28, 2009, follow:
	Minimum	Minimum	Net
	Lease	Sublease	Lease
Fiscal Year	Payments	Rentals	Payments
2010	$2,711	$2,141	$570
2011	1,097	357	740
2012	646	-	646
2013	418	-	418
2014	351	-	351
Thereafter	348	-	348
Total lease payaments	$5,571	$2,498	$3,073

For fiscal years 2009, 2008 and 2007, rent expense was $3.1 million, $3.1 million and $2.8 million respectively, while sublease rental income was $2.0 million, $1.9 million and $1.9 million respectively.  In addition, during fiscal 2009, the Company paid $1.0 million related to the early termination of a lease for office space in Nashville, Tennessee, effective August 2010.  The lease termination payment is included in loss from discontinued operations in the accompanying consolidated statements of operations for fiscal 2009, and is not included in the table above.

Litigation—Product Liability

The Company is involved in a product liability lawsuit related to the Telemotive Industrial Controls business acquired in December 2002 through the purchase of the stock of MXT Holdings, Inc. (“MXT”). The lawsuit was initially filed by Robert Redman in Cook County, Illinois in 1998 against MXT and other defendants, but now is pending only against MXT and Electromotive Systems, Inc., a non-affiliated third party. The claim pre-dated the acquisition and was tendered to the insurance companies that provided coverage for MXT Holdings, Inc., against such claims, and the defense and indemnification has been accepted by the carriers, subject to a reservation of rights. The lawsuit seeks damages for personal injuries allegedly incurred by Mr. Redman due to an allegedly defective radio control product manufactured by MXT. Management believes that the insurers will bear all liability, if any, with respect to the case and that the proceeding will not have a material adverse effect on the Company’s results of operations or financial position.

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company’s insurance carrier and legal counsel has been retained to represent the Company. Plaintiff’s claim for damages is unknown at this time, but management believes that its insurer will bear all liability in excess of deductible amounts for the claim, if any.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company’s ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers for the companies from which Magnetek acquired the businesses. The Company also filed claims in the Federal-Mogul bankruptcy proceedings to recover attorney’s fees for the defense of these claims. In May 2007, the Company and Federal-Mogul entered into a settlement agreement under which the Company was entitled to receive amounts from a settlement trust established under Federal-Mogul’s reorganization plan and funded by insurance proceeds. The Company was entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. In January 2009, the Company received a payment of $1.0 million under the settlement agreement, which brought the total proceeds received under the settlement agreement to $5.5 million, the maximum amount to which the Company was entitled.  The consolidated statements of operations include $0.5 million and $3.8 million of income from the settlement trust in results of discontinued operations for fiscal years 2009 and 2008, respectively.  These amounts represent primarily the recovery of previously incurred legal fees for the defense of these asbestos related lawsuits.  Several insurance carriers filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. Federal-Mogul, the Company and other defendants filed responsive pleadings and motions relating to the case, and the court granted the motions to stay the declaratory judgment action. Some of these insurers appealed such ruling but the ruling was upheld on appeal in November 2008.  Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation—Patent Infringement and Related Proceedings

As previously reported by the Company, Universal Lighting Technologies, Inc. (“ULT”) and Ole K. Nilssen (“Nilssen”) entered into a consent judgment in April 2008 for dismissal, on collateral estoppel grounds, of the patent infringement lawsuit filed by Nilssen against ULT.  The Company had taken responsibility for the defense of ULT in the lawsuit in response to an indemnification claim made by ULT pursuant to the terms of the sale agreement under which ULT purchased Magnetek’s lighting business in 2003.  ULT filed a motion seeking costs and attorney’s fees as the prevailing party, which motion was denied by the U.S. District Court in January, 2009, and ULT has filed an appeal of the denial order.

In August, 2008, the Company filed a complaint in the Circuit Court of Cook County, Illinois, County Department, Law Division, against Kirkland & Ellis, LLP (“K&E”) (Magnetek, Inc. vs. Kirkland & Ellis, LLP, Civil Action No. 2008-L-008970). The lawsuit involves a claim for breach of professional responsibility arising out of K&E’s representation of Magnetek in the patent infringement action, Ole K. Nilssen v Magnetek, Inc. The Company alleges that, as a result of K&E’s negligent breach of professional duty in failing to discover or investigate the existence of prior art and prior misconduct which would have made Nilssen’s patent claim unenforceable or invalidated his patent, the Company suffered an arbitration award and judgment in the amount of $23.4 million, which judgment was ultimately settled by the payment to Nilssen of $18.8 million. The Company is seeking damages in the amount of $18.8 million, reimbursement of reasonable costs and attorneys fees incurred in the proceeding to vacate the arbitration award and settlement thereof, and costs incurred in connection with this lawsuit.

Litigation—Other

In November 2007, a lawsuit was filed by Antonio Canova in Italy, in the Court of Arezzo, Labour Law Section, against the Company and Power-One Italy, S.p.A. Mr. Canova is a former Executive Vice President of the Company and was Deputy Chairman and Managing Director of the Company’s former Italian subsidiary, Magnetek S.p.A. Mr. Canova asserted claims for damages in the amount of 3.5 million Euros (approximately $4.9 million USD) allegedly incurred in connection with the termination of his employment at the time of the sale of the Company’s power electronics business to Power-One, Inc. in October 2006. The Company’s reply brief was filed in March 2008. A hearing is scheduled for October 15, 2009 for the purpose of presenting testimony from witnesses for the parties. The Company believes the claim is without merit and intends to vigorously defend against it.

The Company filed a complaint for injunctive relief, specific performance and damages on June 16, 2009 against Power-One, Inc. (“Power-One”) in the Circuit Court, Waukesha County, Wisconsin relating to the terms of a distribution and supply agreement between the parties.  Subsequently on the same day, Power-One filed a complaint against the Company for declaratory relief in the Superior Court, Ventura County, California, which was amended on June 24, 2009 to include claims for breach of contract, misappropriation of trade secrets, unfair competition and declaratory judgment.  After several motions were filed in the lawsuits, the parties agreed upon a stipulation and order which, among other things, provided for litigation of the dispute in the Wisconsin Court and established procedures for trial of the action on the earliest practicable date.  Power-One filed its answer, counterclaim and request for declaratory relief relating to the terms of the agreement.  Trial is scheduled to be held in November or December 2009.  The California action was dismissed on July 13, 2009

Environmental Matters—General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2009, 2008 or 2007.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned or leased facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2009, 2008 or 2007. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

McMinnville, Tennessee Facility

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

Bridgeport, Connecticut Facility

In 1986, the Company acquired the stock of Universal Manufacturing Company (“Universal”) from a predecessor of Fruit of the Loom (“FOL”), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement included completion of additional cleanup activities, if any, at the Bridgeport facility and defense and indemnification against liability for potential response costs related to offsite disposal locations. The Company’s leasehold interest in the Bridgeport facility was assigned to the buyer in connection with the sale of the Company’s transformer business in June 2001. FOL, the successor to the indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax benefits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL’s obligation to the state of Connecticut was not discharged in the reorganization proceeding.

In October 2006, the owner of the Bridgeport facility filed a lawsuit in Superior Court, J.D. of Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The case was transferred to the Complex Litigation Docket, J.D. of Waterbury at Waterbury, Connecticut, which Court subsequently denied motions for summary judgment filed by the plaintiff, The Sergy Company, LLC (“Sergy”), as well as the counter motion for summary judgment filed by the Company. Sergy’s amended complaint alleges a breach of lease obligations and violation of Connecticut environmental statutory requirements, which allegations were denied in the Company’s amended answer, affirmative defenses and counterclaims. The case is in the discovery and motions phase, and Sergy filed a motion to amend the complaint to include additional claims against the Company under the Connecticut Transfer Act. The Company’s request to add additional potentially responsible parties as defendants was granted by the Court, and the Company filed declaratory judgment complaints against the FOL successor and Merrit Gavin, trustee of the Sergy Trust, a former owner of the Bridgeport facility, seeking a declaration that the obligations that Sergy seeks to enforce against the Company are the obligations of these other parties. We intend to continue vigorously defending the claims brought against us. In January 2007, the Connecticut Department of Environmental Protection (“DEP”) requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. DEP requested additional information from the Company relating to site investigations and remediation. The Company retained an environmental consultant to review and prepare reports on historical operations and environmental activities at the Bridgeport facility. The Company has recorded a liability of $0.3 million related to the Bridgeport facility, representing the Company’s best estimate of future legal fees, site investigation costs and remediation costs, the majority of which is expected to be incurred during fiscal 2010. The liability is included in accrued liabilities in the consolidated balance sheet as of June 28, 2009.

In April 2008, the Commissioner of Environmental Protection (“CTCEP”) filed an action in Superior Court, Judicial District of Hartford-New Britain at Hartford seeking injunctive relief against Sergy and us, which action was commenced after Sergy cut off power to the Bridgeport facility, thereby disabling a groundwater pump and treat system previously installed by FOL and currently operated by us on a voluntary basis. Although a stipulation was entered into by the Company and Sergy relating to the start up and operation of the groundwater pump and treat system, the CTCEP filed a request to amend the complaint to assert additional claims and to seek further remedies, including injunctive relief and civil penalties, for alleged failure to investigate and remediate pollution under the Connecticut Transfer Act.  In September, 2008 the Hartford Court ordered the case transferred to the Waterbury Court, where the above referenced action filed by Sergy against the Company is currently pending.

On April 3, 2009, FOL filed a motion in the U.S. Bankruptcy Court for the District of Delaware requesting an order to reopen the FOL Chapter 11 proceeding for the purpose of filing an adversary claim against the Company, which motion was granted by the Court on May 1, 2009.  FOL then filed a complaint for declaratory relief and damages against the Company for an alleged breach of the November 2001 settlement agreement.  The Company filed a motion requesting that the Court abstain from exercising jurisdiction over the adversary proceeding initiated by FOL, which motion was granted by the Court on July 15, 2009.  FOL did not appeal the Court’s decision.

FOL’s inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or an unfavorable ruling in the lawsuits with the owner of the Bridgeport facility or the CTCEP, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company’s financial position, cash flows or results of operations.

Litigation – Breach of Contract

In May 2007, the Company entered into an agreement to settle litigation with Samsung Electro-Mechanics Co., Ltd. (SEMCO), a Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.1 million in four semi-annual installments between June 2007 and December 2008 to resolve a dispute in a development agreement.  The net present value of the settlement amount net of legal fees incurred related to the settlement, or $1.6 million, is included in results of discontinued operations in the accompanying consolidated statement of operations for fiscal 2007.

Letters of Credit

The Company had approximately $0.8 million of outstanding letters of credit as of June 28, 2009.

12.  Stock-Based Compensation Agreements

The Company has two stock option plans (the "Plans"), one of which provides for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which provides only for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, incentive bonuses and incentive stock units. The total number of shares of the Company's common stock available for issuance of stock options and other stock rights under the Plans is 6.4 million shares.

Under the provisions of the Company’s Plans, key employees and non-employee directors may be granted options to purchase shares of Magnetek common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Company’s Board of Directors, with vesting periods generally ranging from two to four years.  The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield.  Many of these assumptions are judgmental and highly sensitive.  Following is a table of the weighted average fair value of the Company’s stock option grants for fiscal years 2009, 2008 and 2007, using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options
	2009	2008	2007
Expected life in years	5.7	5.6	6.1
Expected stock price volatility	66.8%	64.1%	65.5%
Risk-free interest rate	2.9%	3.0%	4.9%
Options granted (in thousands)	474	350	123
Weighted average fair value of options granted	$1.33	$2.26	$3.42

Compensation expense related to stock option awards is recognized ratably over the vesting period.

The Company also awards restricted shares of the Company’s common stock to key employees under the provisions of one of the Plans.  All restrictions on the shares expire after completion of a service period, typically four years, as determined by the Compensation Committee of the Company’s Board of Directors.  Shares are valued at the market price on the date of award. Compensation expense related to these awards is recognized ratably over the service period.

For the fiscal years 2009, 2008 and, 2007, the Company recorded $1.1 million, $0.6 million and $1.6 million, respectively, of stock-based compensation related to all share-based awards.  Stock-based compensation expense is included in selling, general and administrative expense in the accompanying consolidated statements of operations.  As of June 28, 2009, there was $1.2 million of total unrecognized compensation cost related to all stock option and restricted share grants, to be expensed ratably over a weighted-average remaining period of 2.5 years.

A summary of certain information with respect to outstanding stock options under the Plans follows (options in thousands):

		Weighted-	Aggregate
		Average	Intrinsic
		Exercise	Value
	Options	Price	($000's)
Options outstanding, July 2, 2006	7,089	$8.53	$19
Granted	123	5.33
Exercised	(783)	3.90	$1,118
Canceled	(1,145)	9.28
Options outstanding, July 1, 2007	5,284	$8.96	$1,344

Granted	350	$3.67
Exercised	(431)	3.90	$287
Canceled	(1,790)	12.02
Options outstanding, June 29, 2008	3,413	$7.46	$467

Granted	474	$2.19
Exercised	(10)	4.32	$10
Canceled	(1,332)	9.41
Options outstanding, June 28, 2009	2,545	$5.47	$-

Exercisable options, July 1, 2007	5,151	$9.07	$1,314
Exercisable options, June 29, 2008	2,992	$7.97	$241
Exercisable options, June 28, 2009	1,841	$6.50	$-

The following table provides information regarding exercisable and outstanding options as of June 28, 2009 (options in thousands):

	Exercisable			Outstanding
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	remaining		exercise	remaining
Range of exercise	Options	price per	contractual	Options	price per	contractual
price per share	exercisable	share	life (years)	outstanding	share	life (years)

$1.39 - $2.50	-	$-	-	474	$2.19	9.4
$2.51 - $5.00	673	3.75	3.3	859	3.74	4.5
$5.01 - $7.50	460	6.39	3.6	504	6.29	4.0
$7.51 - $10.00	497	8.41	2.1	497	8.41	2.1
Over $10.00	211	11.02	1.9	211	11.02	1.9
Total	1,841	$6.50	2.9	2,545	$5.47	4.6

The following table provides information regarding vested and unvested restricted stock activity for the fiscal years 2007, 2008 and 2009 (shares in thousands):

		Weighted	Fair value
		average	of vested
		grant date	shares at
	Shares	fair value	vesting date
Unvested at July 2, 2006	500	$2.77

Granted	90	$4.98
Vested	(117)	2.77	$566
Forfeited	(178)	2.77
Unvested at July 1, 2007	295	$3.44

Granted	84	$3.61
Vested	-	-
Forfeited	-	-
Unvested at June 29, 2008	379	$3.48

Granted	-	$-
Vested	(205)	2.77	$492
Forfeited	(4)	3.61
Unvested at June 28, 2009	170	$4.34

13.  Employee Benefit Plans

The Company maintains a defined benefit retirement plan (“the Retirement Plan”) for the benefit of eligible employees, former employees and retirees in the U.S.   Effective June 30, 2003, the Retirement Plan was frozen and no future compensation credits will be accrued to participants' individual accounts, although participant accounts will continue to be credited with interest.

As discussed in Note 1, in fiscal 2007 the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, which requires the Company to recognize the funded status of the Retirement Plan in the consolidated balance sheet and provide related disclosures.  The Retirement Plan has been in a net under-funded position for the past several years, and as a result, the Company recognized an additional minimum pension liability on its balance sheet in accordance with SFAS No. 87, Employers’ Accounting for Pensions, prior to the adoption of SFAS No. 158.  The Retirement Plan’s unrecognized losses of $165,819 and $120,571 (excluding tax benefits of $17,000) at June 28, 2009, and June 29, 2008, respectively, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets.

During 2006, Congress passed the Pension Protection Act of 2006 (the “Act”) with the stated purpose of improving the funding of U.S. private pension plans.  The Act introduced new funding requirements for qualified defined benefit pension plans, introduced benefit limitations for certain under-funded plans and raised tax deduction limits for contributions.  The Act applies to pension plan years beginning after December 31, 2007.

The Company funds the Retirement Plan in accordance with applicable employee benefit and tax laws, and made a voluntary $30.0 million contribution to the Retirement Plan during fiscal 2007.  In addition, the Company made required contributions to the Retirement Plan of $2.8 million in fiscal 2008 and $9.4 million in fiscal 2009.  Based upon current actuarial projections and pension funding regulations, required contributions to the Retirement Plan during fiscal 2010 are estimated at approximately $12.5 million.  Required contributions in years subsequent to fiscal 2010 could be significant and will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the Retirement Plan.

Retirement Plan fiduciaries set investment policies and strategies for the Retirement Plan’s trust. The primary investment objectives are to maximize total return within a prudent level of risk, to fully diversify investment holdings, and to meet the long-term return target selected as an actuarial assumption.  The Retirement Plan’s fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Weighted average assumptions used to determine benefit cost and benefit obligation for the Retirement Plan follow:
	2009	2008
Discount rate used to determine benefit obligation	6.25%	6.75%
Discount rate used to determine benefit cost	6.75%	6.25%
Expected return on plan assets	9.00%	9.00%
Measurement date for pension benefit obligations	June 28, 2009	June 29, 2008

The Company determines the expected return on Retirement Plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid.  This estimate considers the targeted allocation of Retirement Plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions.  Retirement Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments.  Retirement Plan assets do not include any shares of Company common stock as of June 28, 2009 and June 29, 2008.

Expected future benefit payments under the Retirement Plan for fiscal years are as follows:  $11,225 in 2010; $11,187 in 2011; $11,394 in 2012; $11,586 in 2013; $12,686 in 2014; and $65,223 in 2015 through 2019.

The allocation of Plan assets by investment type as of June 28, 2009 and June 29, 2008 are as follows:

	June 28,	June 29,
Asset Category	2009	2008
Equity securities	65%	64%
Fixed income securities	35%	36%
Total	100%	100%

Net periodic benefit costs (income) for the Company’s Retirement Plan for the fiscal years 2009, 2008 and 2007 are as follows:

	Pension Benefits
Fiscal year ended	June 28,	June 29,	July 1,
Components of Net Periodic Benefit Cost:	2009	2008	2007
Interest cost	$11,195	$10,425	$10,309
Expected return on plan assets	(12,130)	(13,619)	(11,947)
Recognized net actuarial loss	4,320	3,380	3,616
Net periodic benefit cost	$3,385	$186	$1,978

Pension benefit obligations at year-end, fair value of Retirement Plan assets and prepaid benefit costs for the years ended June 28, 2009 and June 29, 2008 are as follows:

	June 28,	June 29,
	2009	2008
Change in Benefit Obligation:
Benefit obligation at beginning of year	$171,585	$172,329
Interest cost	11,196	10,425
Actuarial loss	8,627	911
Benefits paid	(12,352)	(12,080)
Benefit obligation at end of year	$179,056	$171,585

Change in Plan Assets:
Fair value of plan assets at beginning of year	$133,947	$156,364
Actual return on plan assets	(28,810)	(13,092)
Employer contributions	9,422	2,755
Benefits paid	(12,352)	(12,080)
Fair value of plan assets at end of year	$102,207	$133,947

Funded status	$(76,849)	$(37,638)
Unrecognized net actuarial loss	165,819	120,571
Prepaid benefit cost	$88,970	$82,933

Amounts Recognized in Statement of Financial Position:
Pension benefit obligations, net	$(76,849)	$(37,638)
Accumulated other comprehensive loss	165,819	120,571
Net amount recognized	$88,970	$82,933

Amounts included in accumulated other comprehensive loss, net of tax, at June 28, 2009, which have not yet been recognized in net periodic benefit cost, relate solely to unrecognized net actuarial losses of the Retirement Plan.  During fiscal 2010, it is expected that $6.2 million of amounts included in accumulated other comprehensive loss will be recognized in net periodic benefit cost.  Total net periodic benefit cost for fiscal 2010 is estimated at $8.2 million.  The Company reduced the expected return on the Retirement Plan assets to 8.5% for fiscal 2010.

In addition to the Retirement Plan, the Company maintains a defined contribution (401k) savings plan for eligible employees.  Contributions made to this plan by the Company were $426, $471 and $499 for the fiscal years 2009, 2008 and 2007, respectively.

14.  Warranties

The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years.  Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience, and are included in accrued liabilities in the accompanying consolidated balance sheets.

Changes in the warranty reserve for fiscal 2009 and 2008 follow:

	June 28,	June 29,
	2009	2008
Balance at beginning of year	$493	$315
Additions charged to earnings	299	818
Use of reserve for warranty obligations	(418)	(640)
Balance at end of year	$374	$493

15.  Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations follow:

	June 29,	June 29,	July 1,
Fiscal year ended	2009	2008	2007
(Increase) decrease in accounts receivable	$7,002	$(496)	$(3,330)
Increase in inventories	(92)	(30)	(2,546)
(Increase) decrease in prepaids and other current assets	891	(233)	408
(Increase) decrease in other operating assets	647	(250)	2
Increase (decrease) in accounts payable	(4,691)	(1,831)	4,376
Increase (decrease) in accrued liabilities	(1,428)	183	(2,348)
Increase (decrease) in oparating assets and liabilities	$2,329	$(2,657)	$(3,438)

Cash paid for interest and income taxes :
Interest	$-	$34	$1,151
Income taxes	$271	$148	$744

16.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at June 28, 2009 and June 29, 2008:

	June 28,	June 29,
	2009	2008
Unrecognized pension plan liabilities, net of $17,000 income tax benefit	$(148,819)	$(103,571)
Foreign currency translation adjustments	646	1,006
Accumulated other comprehensive loss	$(148,173)	$(102,565)

17.  Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and manufacturers’ representatives. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral.  The Company has no single customer whose purchases represented 10% or more of the Company’s total revenue in fiscal year 2009.

Information with respect to the Company's foreign subsidiaries follows:

	June 28,	June 29,	July 1,
For the fiscal year	2009	2008	2007
Sales	$14,355	$13,054	$11,190
Income from operations	721	854	1,124
Identifiable assets	7,714	9,103	7,713
Capital expenditures	138	23	98
Depreciation and amortization	58	58	62

Sales by foreign subsidiaries include sales of products to customers within the U.S.

Export sales from the United States were $5,534, $5,510 and $7,897 in fiscal years 2009, 2008 and 2007, respectively.

18.  Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the results of the Company’s TPS business as discontinued operations for all periods presented as described in Note 2 of Notes to Consolidated Financial Statements.

	Sep 28,	Dec 28,	Mar 29,	Jun 28,
Fiscal 2009 quarter ended	2008	2008	2009	2009
Net sales	$26,351	$26,761	$25,111	$19,998
Gross profit	9,445	9,402	7,758	6,719
Income from operations	2,031	1,948	1,206	961
Income from continuing operations before income taxes	2,098	1,991	1,220	975
Provision for income taxes	362	732	(25)	246
Income from continuing operations	1,736	1,259	1,245	729
Income (loss) from discontinued operations	(855)	680	(1,067)	(444)
Net income	$881	$1,939	$178	$285
Per common share:
Basic and diluted:
Income from continuing operations	$0.06	$0.04	$0.04	$0.02
Income (loss) from discontinued operations	$(0.03)	$0.02	$(0.03)	$(0.01)
Net income	$0.03	$0.06	$0.01	$0.01

	Sep 30,	Dec 30,	Mar 30,	Jun 29,
Fiscal 2008 quarter ended	2007	2007	2008	2008
Net sales	$22,799	$25,389	$24,606	$27,245
Gross profit	6,853	6,989	6,783	8,819
Income from operations	1,136	1,823	1,398	2,426
Income from continuing operations before income taxes	1,348	2,023	1,624	2,558
Provision for income taxes	304	219	224	271
Income from continuing operations	1,044	1,804	1,400	2,287
Income (loss) from discontinued operations	(545)	776	(892)	4,145
Net income	$499	$2,580	$508	$6,432
Per common share:
Basic and diluted:
Income from continuing operations	$0.03	$0.06	$0.05	$0.07
Income (loss) from discontinued operations	$(0.02)	$0.03	$(0.03)	$0.14
Net income	$0.02	$0.08	$0.02	$0.21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders

Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 28, 2009 and June 29, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 28, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 28, 2009 and June 29, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 28, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2007, the Company changed its method of accounting for defined benefit pension plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.’s internal control over financial reporting as of June 28, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin

August 31, 2009

CORPORATE INFORMATION

BOARD OF DIRECTORS
Mitchell I. Quain, Chairman of the Board, Magnetek, Inc., Managing Director of ACI Capital Co., LLC
David A. Bloss, Sr., Retired Chairman of the Board and Chief Executive Officer, CIRCOR International, Inc.
Yon Y. Jorden, Former Executive Vice President and Chief Financial Officer, Advance PCS
David P. Reiland, Retired President and Chief Executive Officer, Magnetek, Inc.

CORPORATE OFFICERS
Peter M. McCormick, President and Chief Executive Officer
Marty J. Schwenner, Vice President and Chief Financial Officer
Ryan D. Gile, Vice President and Controller
Jolene L. Shellman, Vice President Legal Affairs and Corporate Secretary

INVESTOR RELATIONS
Investor Relations Department
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051
Telephone 262.252.2901
Web site: www.magnetek.com

STOCK LISTING AND SYMBOL
NYSE
Symbol: MAG

SHAREHOLDER INFORMATION
Copies of the Company’s annual, quarterly and current reports, as filed with the Securities and Exchange Commission, are available on request from the Company. Visit our Web site, www.magnetek.com, for updated news releases, stock performance, financial reports, conference call web casts, SEC filings, corporate governance and other investor information.

ANNUAL SHAREHOLDERS’ MEETING
Thursday, November 5, 2009
10 a.m. Central Standard Time
Magnetek Corporate Offices
N50 W13775 Overview Drive
Menomonee Falls, WI 53051

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young, LLP
Milwaukee, WI

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
www.amstock.com