Form 10-K, Exhibit 13
MAGNETEK, INC.
filed 2010-08-31
CIK 751085

MAGNETEK

2010 ANNUAL REPORT

THE ROAD TO THE FUTURE

To Our Shareholders

Certainly the road was a challenging one for Magnetek and many other companies during fiscal year 2010. We felt the impact of the unprecedented global economic contraction during the first three fiscal quarters, returning to profitability in our fourth quarter. Throughout much of our fiscal year, historically low capacity utilization rates led to decreased demand from our material handling customers, our largest served industry. We saw this late-cycle market slowly begin to recover during the fourth quarter. The mining industry, a small yet profitable segment of Magnetek's business, also began to see improvement during our fourth quarter, after a global downturn in 2009 that impacted our fiscal 2010 results.

Sales of our E-Force® wind inverters, on the other hand, grew throughout the fiscal year as the availability of financing for renewable energy projects expanded. Increasing demand for our Quattro® energy saving drive for use in building modernization projects resulted in relatively stable elevator drive sales during fiscal 2010, despite higher vacancy rates industry wide and continuing tight credit conditions.

Faced with the global downturn, we responded quickly to rapidly shifting market conditions. We made significant changes to our fixed cost structure. These actions resulted in savings that benefited us during fiscal 2010, and should improve our results in future periods as well.

After a year of increased pension expense, a sign of relief came near the close of our fiscal year with the passage of the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010. The law provides for, among other things, pension relief for employers like Magnetek with defined benefit pension plans, which should improve our cash flow over the next several years due to expected lower pension contributions. We continue to maintain a debt-free balance sheet, funding our obligations through cash generated from operations and cash on hand.

While we cut costs and funded our increased pension obligation, we never lost our focus on investing in core technologies targeted at future growth opportunities. Leveraging our advanced wireless control platform, we developed a line of radio remote controls for the mobile hydraulic industry that allows us to diversify from our traditional crane and hoist customer base and add incremental revenue. We received our first production order for our newly designed utility-scale E-Force® liquid cooled wind inverters which can be installed in turbines near shorelines and in harsh environments. To meet growing demand in the mining industry for AC applications, we developed our M-Force® line of AC drives. We expanded our energy saving elevator product offering, adding the Enclosed Regen AC, which provides building owners with an economical means of saving energy. Finally, we completed development on the first products in our HPV 900 Series 2 line of AC elevator drives targeted at serving the larger AC elevator market.

Despite the extremely challenging economic environment during fiscal 2010 and a significant increase in pension expense, we executed well on our initiatives. We introduced new products, entered new markets, earned the business of new customers, and strengthened our position with existing customers. The fundamentals of our business are sound. Our products focus on improving operational efficiency and energy savings. We have a strong position in our core material handling market and are diversifying our customer base into new growth industries. In the early stages of a long growth cycle, we believe renewable energy presents our greatest near-term growth opportunity.

The road to the future will be paved by our advanced technology, applications expertise, and Energy Engineered® products. We'll focus on maximizing growth opportunities through the introduction of additional new products, further penetration into new markets, and the pursuit of strategic acquisitions that provide us with more scale, enhanced technology, and new market opportunities. Asset management and maximizing cash flow will continue to be priorities as well.

Thank you for your continued support on the road ahead.

Peter M. McCormick

Peter M. McCormick
President and Chief Executive Officer

August 31, 2010

Please see "Caution Regarding Forward-Looking Statements" on page 10

SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Magnetek for the fiscal year ended June 27, 2010, and the previous four fiscal years.  The financial data presented below is derived from our audited consolidated financial statements.  The results of our power electronics business, which was divested in October 2006, and our telecom power systems business, which was divested in September 2008, are included in discontinued operations for all periods presented, as explained in Note 2 of Notes to Consolidated Financial Statements.

For additional information, see our financial statements and the notes thereto included elsewhere in this Annual Report.  The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Statement of Operations Data

For the years ended	June 27,	June 28,	June 29,	July 1,	July 2,
(Amounts in thousands, except per share data)	2010	2009	2008	2007	2006

Net sales	$80,571	$98,221	$100,039	$87,739	$83,102

Gross profit	24,128	33,324	29,444	28,097	26,687
Gross profit %	29.9%	33.9%	29.4%	32.0%	32.1%

Income (loss) from operations	$(2,314)	$6,146	$6,783	$(702)	$(2,877)

Net income (loss):
Continuing operations	$(3,158)	$4,969	$6,535	$(2,770)	$(7,091)
Discontinued operations	(1,943)	(1,686)	3,484	(5,222)	(39,758)
Net income (loss)	$(5,101)	$3,283	$10,019	$(7,992)	$(46,849)

Per common share - basic and diluted:
Income (loss) from continuing operations - basic	$(0.10)	$0.16	$0.22	$(0.09)	$(0.25)

Income (loss) from continuing operations - diluted	$(0.10)	$0.16	$0.21	$(0.09)	$(0.25)

Income (loss) from discontinued operations - basic and diluted	$(0.06)	$(0.05)	$0.11	$(0.18)	$(1.37)

Income (loss) - basic and diluted	$(0.16)	$0.11	$0.33	$(0.27)	$(1.62)

Net loss for the fiscal year ended July 2, 2006, includes asset impairment charges of $37.8 million included in discontinued operations

Balance Sheet Data
	June 27,	June 28,	June 29,	July 1,	July 2,
(Amounts in thousands)	2010	2009	2008	2007	2006

Total assets	$76,100	$84,080	$91,547	$104,738	$233,026
Long-term debt, including current portion	4	15	21	32	27,455
Other long term obligations	1,461	1,615	1,947	1,709	1,106
Pension benefit obligations	77,914	76,849	37,638	15,965	45,494
Stockholders' equity (deficit)	(23,937)	(11,291)	29,801	41,473	42,908

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator and energy delivery applications.  Our systems consist primarily of programmable motion control and power conditioning systems used in the following applications:  overhead cranes and hoists, elevators, coal mining equipment, and renewable energy applications.  We believe that with our technical and productive resources, application expertise, broad product offerings and sales channel capabilities, we are well positioned to respond to increasing demand in our served markets.  Our operations are located in North America, predominantly in Menomonee Falls, Wisconsin, our Company headquarters.

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

Our product offerings for elevator applications are comprised of highly integrated subsystems and drives used to control motion primarily in high rise, high speed elevator applications.  Our products are sold mainly to elevator OEMs and we have a significant share of the available market for DC drives and subsystems used in high-rise elevators used primarily in retrofit projects.  We believe we have opportunities for growth in available elevator markets by introducing new energy-saving product offerings for both AC and DC applications, expanding the breadth of our product offerings to include competitive low-end products for lower performance AC applications, and using our new product offerings to expand geographically.

Our product offerings for energy delivery applications include power inverters for renewable energy applications, including wind turbines, which deliver AC power to the utility grid from generators inside wind turbines.  Renewable energy markets have grown rapidly in North America over the past several years as both wind and solar power have become increasingly competitive from a cost standpoint with more traditional methods of power generation, and as states enact renewable energy portfolio standards.  The credit crisis and economic recession had a worldwide impact on solar and wind projects throughout much of calendar 2009 as these markets are heavily dependent on availability of financing over extended periods of time.  More recently, renewable energy projects are increasingly gaining financing and many end markets are showing signs of recovery.  We continue to believe our product offerings have us well positioned to take advantage of growth in renewable energy markets as credit conditions continue to improve and as capital to fund projects becomes more readily available.

Continuing Operations

We focus on a variety of key indicators to monitor our business performance.  These indicators include order rates, sales growth, gross profit margin, operating profit margin, net income, earnings per share, and working capital and cash flow measures.   These indicators are compared to our operating plans as well as to our prior year actual results, and are used to measure our success relative to our objectives.  Our Company objectives are to grow sales at least 10% on a year-over year basis, to achieve 30% gross margins and 10% operating profit margins, and to generate sufficient cash flow to fund our operations and meet our obligations.

The global economic recession resulted in a U.S. industrial slowdown and decline in capital spending, which began to negatively impact our business during the third quarter of fiscal 2009 and has continued to impact us throughout fiscal 2010.  Our sales decreased 18% to $80.6 million in fiscal 2010 from $98.2 million in fiscal 2009, mainly due to lower sales of material handling products.  Demand for material handling product offerings is influenced by cyclical forces in the industrial marketplace.  During fiscal 2010, we experienced softening demand in certain of our served markets, principally in the automotive and primary metals industries.   We have recently seen indicators of improvements in certain of our served markets, mainly in renewable energy.  We believe our served material handling markets are late-cycle by nature and should continue to improve at a measured pace during fiscal 2011 as U.S. manufacturing capacity utilization rates continue to increase.  The anticipated improvement in our operating performance going forward is supported by our incoming orders received (“bookings”) during the fiscal 2010 fourth quarter ended June 27, 2010, which were $25.6 million, an increase of 33% from bookings of $19.3 million in the previous fiscal quarter.  In addition, our book-to-bill ratio for the fiscal fourth quarter was 105%, and we entered fiscal 2011 with a total backlog of $22.8 million, an increase of 152% from our total backlog entering fiscal 2010.

Fiscal 2010 gross margin as a percentage of sales decreased to 29.9% of sales from the prior year gross margin of 33.9%, due mainly to lower sales volume and a shift in sales mix from higher margin material handling products to a greater percentage of renewable energy products, partially offset by savings from cost reduction actions implemented throughout the economic slowdown.  Sales of material handling products comprised 57% of total sales in fiscal 2010, down from 68% of total sales in fiscal 2009.  In response to lower levels of sales and incoming orders throughout the downturn in our business, during the latter half of fiscal 2009 and in fiscal 2010, we reduced our workforce by nearly 60 positions, approximately 16% of our workforce, temporarily suspended the Company’s 401(k) plan matching contributions, and implemented a wage and salary freeze that remained in place throughout fiscal 2010.  In addition, given the Company’s performance, there were no incentive compensation payments earned for fiscal 2010.  We continue to look for further actions to improve our processes and improve production efficiency as well as reduce our fixed cost structure.

We reported a pre-tax loss from operations of $2.3 million for fiscal 2010 compared to prior year pre-tax income from operations of $6.1 million, due mainly to lower sales volume and higher pension expense, which increased by $4.8 million to $8.2 million in fiscal 2010 from fiscal 2009 levels.  In summary, the combination of economic headwinds, lower sales volume and higher pension expense resulted in operating losses in the first three quarters of fiscal 2010, and as a result, we did not achieve our goal of 10% operating profit margins for all of fiscal 2010 despite reporting positive income from operations in the fourth quarter of fiscal 2010.

We believe that future sustained profitability is largely dependent upon increased sales revenue and continued improvement in gross margins.  In addition, a further increase in the valuation of our pension plan assets or increases in interest rates, primarily related to long-term high-quality corporate bond rates, would favorably impact our periodic pension expense.  Our past sales growth has been, and we believe future sales growth will continue to be, dependent on strong demand for material handling products, our customers’ ability to obtain financing and willingness to invest in the current economic environment, successful introduction and increasing acceptance of new products, and a continuing recovery in renewable energy markets.

Further improvement in gross margins is mainly dependent upon favorable economic conditions, continued acceptance of recently introduced product offerings by the marketplace, and ongoing successful cost reduction actions related to recently introduced product offerings.

We intend to focus our development and marketing efforts on internal sales growth opportunities across all product lines, with an emphasis on development and enhancement of energy efficient power control products and systems, and also plan to tightly control our operating expenses.  Our pension expense is expected to decrease to $6.5 million in fiscal 2011 from $8.2 million in fiscal 2010, mainly due to positive returns on plan assets experienced during fiscal 2010.

Our current outlook projects a 15% to 20% sales increase in fiscal 2011 as compared to fiscal 2010, and we are currently projecting fiscal 2011 gross margins to be near our stated goal of 30% of sales.  Total operating expenses are expected to remain relatively flat compared to fiscal 2010 total operating expenses of $26.4 million.  Our current projections reflect the previously discussed reduction in pension expense, which is expected to be offset by higher selling expenses, increased spending on research and development, and increased incentive compensation provisions.  While we currently expect to report income from continuing operations for fiscal 2011, this is dependent mainly on achieving our sales growth objectives during fiscal 2011.  While we believe overall economic conditions are improving and the U.S. economic recovery is continuing at a deliberate pace, given the nearly unprecedented economic circumstances we’ve faced over the past year, it is very difficult to predict the duration or the magnitude of the current economic recovery, whether in the U.S. overall or in the specific end markets we serve.

Discontinued Operations

In the fourth quarter of fiscal 2008, we classified the assets and liabilities of our Telecom Power Systems (“TPS”) business as held for sale, and the results of operations of the TPS business as discontinued operations.  Our TPS product offerings were focused on providing back-up power for wireless applications.  We concluded that we could better achieve our sales growth objectives by redirecting certain resources deployed in the TPS business to our product offerings in the material handling, elevator and energy delivery markets.  We completed the divestiture of the TPS business during the first quarter of fiscal 2009 (see Note 3 of Notes to Consolidated Financial Statements).

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

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances.  We have elected to perform our annual impairment test in the fourth quarter of our fiscal year.  Per Accounting Standards Codification (“ASC”) Topic 350, Intangibles – Goodwill and Others, the best evidence of fair value are quoted prices in active markets.  Accordingly, we believe that our market capitalization is the best indication of fair value.  No impairments were recognized in long-lived assets or goodwill for the years ended June 27, 2010, June 28, 2009, and June 29, 2008.

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

We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.  Our plan assets are comprised mainly of common stock and bond funds.  The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis.  The expected rate of return on plan assets was 9.0% in fiscal 2009,  but was reduced to 8.5% in 2010.  In determining pension expense for fiscal 2011, the expected rate of return on plan assets is 8.5%.

The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year.  As of June 27, 2010, the discount rate used to determine the benefit obligation was 5.1% as compared to 6.25% as of June 28, 2009.

Changes in assumptions typically result in actuarial gains or losses that are amortized over future accounting periods in accordance with the methods specified in ASC Topic 715, Employers’ Accounting for Pensions.  Similarly, if our actual return on plan assets varies from our expected return on plan assets, this also results in actuarial gains or losses that are amortized to pension expense over future accounting periods.  As a result of higher than expected returns on plan assets in fiscal 2010 as well as a decline in the pension discount rate, our fiscal 2011 pension expense is expected to decrease by approximately $1.7 million from fiscal 2010, due to an increase in our expected return on plan assets and a decrease in the interest expense component of pension expense.  Significant differences between our assumptions and actual future investment returns or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

Reserves for Contingencies

We periodically record the estimated impact of various conditions, situations or circumstances involving uncertain outcomes.  The accounting for such events is prescribed under ASC Topic 450, Contingencies.  ASC Topic 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

ASC Topic 450 does not permit the accrual of gain contingencies under any circumstances.  For loss contingencies, the loss must be accrued if information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events, and the amount of the loss can be reasonably estimated.

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

We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes.  We also record valuation allowances against these deferred tax assets in accordance with ASC Topic 740, Income Taxes, when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future.

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

RESULTS OF OPERATIONS FOR YEAR ENDED JUNE 27, 2010, COMPARED WITH YEAR ENDED JUNE 28, 2009

Net Sales and Gross Profit

Net sales decreased 18% to $80.6 million in fiscal 2010 from $98.2 million in fiscal 2009.  The decrease in net sales in fiscal 2010 is due primarily to decreased sales of products for material handling applications of $20.7 million and elevator motion control of $1.0 million, partially offset by higher sales of products for energy delivery applications, primarily inverters for wind turbine applications.  Net sales by market were as follows, in millions:

Fiscal Year Ended	June 27, 2010		June 28, 2009
	Sales	% of Sales	Sales	% of Sales
Material handling	$46.3	57%	$67.0	68%
Elevator motion control	18.9	23%	19.9	20%
Energy systems	15.4	20%	11.3	12%
Total net sales	$80.6	100%	$98.2	100%

Gross profit in fiscal 2010 decreased to $24.1 million (29.9% of sales) from $33.3 million (33.9% of sales) in fiscal 2009.  The $9.2 million decrease in gross profit in fiscal 2010 is primarily due to decreased sales of relatively higher margin material handling products, partially offset by increased sales of wind inverters.

Operating Expenses

Operating expenses are comprised of research and development (“R&D”) expense, pension expense, and selling, general and administrative (“SG&A”) expenses.  R&D expense was $3.8 million in fiscal 2010, or 4.7% of sales, compared to $3.5 million, or 3.6% of sales, in fiscal 2009.  The increased spending in R&D expense in fiscal 2010 as compared to fiscal 2009 reflects higher payroll-related costs incurred in new product introductions.

Pension expense in fiscal 2010 increased to $8.2 million from $3.4 million in fiscal 2009 due to lower than expected returns on assets realized in fiscal 2009 as well as an increase in the amortization of unrecognized actuarial losses related to our pension plan.

SG&A expense was $14.4 million, or 17.9% of sales, in fiscal 2010 compared to $20.3 million, or 20.6% of sales, in fiscal 2009.  Selling expenses were $7.8 million, or 9.7% of sales, in fiscal 2020, compared to $9.7 million, or 9.9% of sales, in fiscal 2009.  The decrease in selling expenses was due to lower commissions of $1.0 million and reduced payroll costs from headcount reductions enacted during fiscal 2009 and 2010.  General and administrative (“G&A”) expense was $6.6 million in fiscal 2010 compared to $10.6 million in fiscal 2009.  The decrease in G&A expense in fiscal 2010 as compared to fiscal 2009 was mainly due to lower incentive compensation as well as lower salaries & benefits from cost reduction actions implemented in fiscal 2009 and fiscal 2010.  In addition, fiscal 2009 G&A expense included severance costs of $1.0 million related to management reorganization actions (see Note 9 of Notes to Consolidated Financial Statements).

Income (Loss) from Operations

Our loss from operations was $2.3 million in fiscal 2010, compared to income from operations of $6.1 million in fiscal 2009.  The decrease in income from operations in fiscal 2010 as compared to fiscal 2009 was primarily due to lower sales volume and higher pension expense, partially offset by lower SG&A costs.

Interest Income and Expense and Other Expense

Interest income was negligible in fiscal 2010 and $0.1 million in fiscal 2009.  The decrease in interest income in fiscal 2010 as compared to fiscal 2009 was mainly due to lower interest rates earned on cash balances during fiscal 2010.

Provision for Income Taxes

We recorded a tax provision of $0.9 million in fiscal 2010 and $1.3 million in fiscal 2009, mainly due to non-cash deferred tax provisions of $1.0 million in fiscal 2010 and 2009, respectively, related to changes in deferred tax liabilities from goodwill amortization.  The remainder of our provision for income taxes is comprised of provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Consolidated Financial Statements).

Income (Loss) from Continuing Operations

In fiscal 2010, we recorded a loss from continuing operations of $3.2 million, or $0.10 per share on both a basic and diluted basis, compared to income from continuing operations of $5.0 million in fiscal 2009, or $0.16 per share on a diluted basis.

Income (Loss) from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2010 of $1.9 million, or a $0.06 loss per share on both a basic and diluted basis compared to a fiscal 2009 loss from discontinued operations of $1.7 million, or $0.05 per share on both a basic and diluted basis.

Our loss from discontinued operations in fiscal 2010 included a loss of $0.2 million on the September 2008 disposal of our TPS business, and costs of $1.7 million loss related to previously divested businesses, comprised mainly of legal and professional fees incurred in various environmental matters.

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

Net Income (Loss)

We recorded a net loss in fiscal 2010 of $5.1 million, or $0.16 per share, on both a basic and diluted basis, compared to fiscal 2009 net income of $3.3 million, or $0.11 per share on both a basic and diluted basis.

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

Gross profit in fiscal 2009 increased to $33.3 million (33.9% of sales) from $29.4 million (29.4% of sales) in fiscal 2008.  The $3.9 million increase in gross profit in fiscal 2009 was due to favorable sales mix, with lower sales of relatively lower margin wind inverters in fiscal 2009, product redesign efforts that resulted in material cost savings, and labor and overhead cost reduction actions enacted during fiscal 2009 in response to lower sales volume.  In addition, fiscal 2008 gross profit was negatively impacted by start-up costs and higher shipments of relatively lower margin wind inverters and lower sales volume of mining products.

Operating Expenses

Operating expenses are comprised of R&D expense, pension expense, and SG&A expenses.  R&D expense was $3.5 million in fiscal 2009, or 3.6% of sales, compared to $3.2 million, or 3.2% of sales, in fiscal 2008.  The increased spending in R&D expense in fiscal 2009 as compared to fiscal 2008 reflects higher payroll-related costs incurred in new product development efforts.

Pension expense in fiscal 2009 increased to $3.4 million from $0.2 million in fiscal 2008 due mainly to lower than expected returns on assets realized in fiscal 2008.

SG&A expense was $20.3 million, or 20.6% of sales, in fiscal 2009 compared to $19.3 million, or 19.3% of sales, in fiscal 2008.  Selling expenses were $9.7 million, or 9.8% of sales, in fiscal 2009, comparable to $9.8 million, or 9.8% of sales, in fiscal 2008.  G&A expense was $10.6 million in fiscal 2009 compared to $9.5 million in fiscal 2008.  The increase in G&A expense in fiscal 2009 as compared to fiscal 2008 was mainly due to severance costs of $1.0 million related to management reorganization actions (see Note 9 of Notes to Consolidated Financial Statements).

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

Interest Income and Expense and Other Expense

Interest income was $0.1 million in fiscal 2009.  Interest income was $1.0 million and interest expense was $0.2 million in fiscal 2008.  The decrease in interest income in fiscal 2009 as compared to fiscal 2008 was mainly due to lower average cash balances and lower interest rates earned on cash balances during much of fiscal 2009.  Interest expense in fiscal 2008 was comprised mainly of amortization of deferred financing assets.

Provision for Income Taxes

We recorded a tax provision of $1.3 million in fiscal 2009 and $1.0 million in fiscal 2008, mainly due to non-cash deferred tax provisions of $1.0 million and $0.9 million in fiscal 2009 and 2008, respectively, related to changes in deferred tax liabilities from goodwill amortization.  The remainder of our provision for income taxes was comprised of provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Consolidated Financial Statements).

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

Our loss from discontinued operations in fiscal 2009 included a loss from termination of a lease agreement of $1.0 million, expenses related to previously divested businesses of $0.8 million, a loss on the September 2008 disposal of our TPS business of $0.3 million, and losses in our TPS business prior to its disposal of $0.1 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul.

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

LIQUIDITY AND CAPITAL RESOURCES

Our unrestricted cash and cash equivalent balance decreased $9.9 million during the year ended June 27, 2010, from $18.1 million at June 28, 2009, to $8.2 million at June 27, 2010.  Restricted cash balances remained unchanged during the year at $0.3 million.   The primary sources of cash during fiscal 2010 were income from continuing operating activities of $7.7 million (net income from continuing operations adjusted to add back non-cash depreciation, amortization, pension, stock compensation and deferred income  tax provisions) and cash from net reductions in operating assets and liabilities of $0.8 million.  Accounts payable increased during the year by $4.1 million, mainly due to extended actual payment terms with suppliers.  Inventory decreased during the year by $2.3 million, mainly due to an increase in our inventory turnover rate to 6.7 turns for the fourth quarter of fiscal 2010 (ended June 27, 2010), from 4.2 turns for the fourth quarter of fiscal 2009 (ended June 28, 2009).  Our accounts receivable increased during the year by $4.8 million, due to higher sales volume in the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009.  Sales in the fourth quarter of fiscal 2010 were $24.3 million compared to sales of $20.0 million in the fourth quarter of fiscal 2009.  In addition, our accounts receivable days sales outstanding increased as of the end of the fourth quarter of fiscal 2010 to 61.5 days from 52.8 days at the end of the fourth quarter of fiscal 2009.  Accrued liabilities decreased by $1.3 million during fiscal 2010, mainly due to payment of incentive compensation payments earned during fiscal 2009 but paid in fiscal 2010.  There was no incentive compensation accrual recorded during fiscal 2010 based on our operating performance for the fiscal year.

The primary uses of cash in fiscal 2010 were $15.6 million in contributions to our defined benefit pension plan, $1.9 million of disbursements related to previously divested businesses and $1.2 million for capital expenditures.  While we may make further investments to increase capacity and improve efficiency, we do not anticipate that capital expenditures in fiscal 2010 will exceed $2.0 million.  The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

In November 2007, based upon mutual agreement with Wells Fargo Foothill, Inc. (“Wells Fargo”), our amended revolving credit agreement with Wells Fargo was terminated without penalty prior to its expiration in December 2007, and we entered into an agreement with Associated Bank, N.A. providing for a $10 million revolving credit facility (the “revolving facility”). Borrowings under the revolving facility bore interest at the London Interbank Offering Rate (“LIBOR”) plus 1.5%, with borrowing levels determined by a borrowing base formula as defined in the agreement, based on the level of eligible accounts receivable.  The revolving facility also supports the issuance of letters of credit, places certain restrictions on our ability to pay dividends or make acquisitions, and includes covenants which require minimum operating profit levels and limit annual capital expenditures.  Borrowings under the revolving facility are collateralized by our accounts receivable and inventory.

In December 2008, we entered into an amendment to the revolving facility with Associated Bank, the primary purpose of which was to extend the maturity date of the revolving facility to November 1, 2010.  On February 19, 2010, we entered into a second amendment to the revolving credit facility with Associated Bank, the purpose of which was to (i) extend the maturity date of the Credit Agreement to December 15, 2010; (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010; (iii) reduce the commitment amount of Associated Bank from $10.0 million to $7.5 million; (iv) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2010; and (v) broaden the security interest of Associated Bank to include all assets of the Company.  There were no amounts outstanding under the revolving facility as of June 27, 2010.  We are currently in compliance with all covenants of the revolving credit facility, as amended.

Primarily as a result of the decline in interest rates and anemic returns on equity investments over the past several years, the accumulated benefit obligation of our defined benefit pension plan currently exceeds plan assets.  We made contributions to the plan totaling $15.6 million in fiscal 2010.  We also made contributions of $9.4 million in fiscal 2009 and $2.8 million in fiscal 2008.  All of these contributions have been funded by cash generated from operations and existing cash on hand.  Under funding regulations, current actuarial projections indicate that we will be required to make contributions to the plan aggregating approximately $12.0 million in fiscal 2011.   Required contributions beyond fiscal 2011 could still be significant, and will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of additional interim contributions we may make to the plan.

Based upon current plans and business conditions, we believe that current cash balances and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements or variable interest entities as of June 27, 2010.

SUMMARY OF CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Future payments due under contractual obligations of our continuing operations as of June 27, 2010 were as follows (in thousands):

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
Pension funding obligations	$12,005	$38,640	$32,610	$10,470	$93,725
Operating lease obligations	1,032	938	514	-	2,484
Purchase obligations	14,862	-	-	-	14,862
Capital lease obligations	4	-	-	-	4
Total	$27,903	$39,578	$33,124	$10,470	$111,075

Pension funding amounts in the table above are based on current regulations, including the impact of recently passed pension funding relief, and actuarial calculations at June 27, 2010.  Actual funding amounts could vary, depending on future interest rate levels, values in equity and fixed-income markets or pension funding relief legislation that may be enacted in the future.

The amounts in the table above do not include aggregate future minimum rentals to be received under noncancelable subleases of $0.4 million as of June 27, 2010.

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

Current economic conditions, primarily in the U.S., may adversely affect our served markets, our business, demand for our products and our results of operations and cash flows

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions as well as by changes in customer order patterns.  Beginning in fiscal 2008 and continuing throughout fiscal 2009 and much of our fiscal 2010, worldwide economic conditions deteriorated due to the effects of the subprime lending crisis, credit market crisis, general concerns about the health of the financial and banking industries, increased unemployment, decreased consumer and business confidence, and liquidity concerns.  This resulted in overall adverse business conditions, slower economic activity and reduced corporate profits and capital spending levels.  These conditions resulted in reduced demand for our products, and also make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities.  We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, in the U.S., or in the specific end markets we serve. In the event of a prolonged slowdown in economic activity, our business, financial condition, results of operations and cash flows could be adversely and materially affected. Additionally, our stock price could decrease if investors have concerns that our business and financial condition will be negatively impacted by a continuing or recurring economic downturn.

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

The loss of one or more major customers could adversely affect our results of operations or financial condition

We rely on several large customers for a significant portion of our sales.  While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 24% of our net sales in fiscal 2010.  The loss of any such customer or significant decreases in any such customers’ levels of purchases could have an adverse effect on our business.

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

We have significant pension liabilities and funding obligations

Our defined benefit pension plan was significantly underfunded as of June 27, 2010, due to adverse conditions in financial markets which resulted in a sizable reduction in pension plan assets during fiscal 2009, and more recent reductions in interest rates, which impact the discount rate used to estimate the net present value of our pension obligations.  Current actuarial estimates indicate that we will be required to make significant contributions to our defined benefit pension plan, which may consume the majority of our cash generated from operations for the next several years.  As a result, we may be required to seek additional sources of cash to fund our operations and required pension contributions.

In addition, volatility in interest rates, investment returns and other factors could adversely affect the funded status of our pension plan in the future and require that we contribute additional cash to the pension plan over and above the amounts currently estimated.  Such volatility could also increase pension expense in periods beyond fiscal 2011.  The underfunded status of our pension plan as of June 27, 2010, will likely have a material adverse affect on our financial condition, results of operations and cash flows for fiscal 2011.

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

We have fallen below the continued listing standards of the New York Stock Exchange (“NYSE”) and our common stock could be delisted by the NYSE

In May 2010, we were notified by the NYSE that we had fallen below its continued listing standards because over a 30-trading-day period, our average total market capitalization was less than $50 million and, during the same period, our stockholders’ equity was less than $50 million.  In accordance with applicable NYSE rules, on August 4, 2010, we submitted to the NYSE a business plan that demonstrates how we intend to regain compliance with the continued listing standards within 18 months.  The Listings and Compliance Committee of the NYSE (the “Committee”) has 45 days from submission of the plan, or until September 18, 2010, to review the business plan for final disposition.

In the event the Committee accepts the plan, we will be subject to quarterly monitoring for compliance with the business plan and our stock will continue to trade on the NYSE during the plan period, subject to our compliance with other NYSE continued listing requirements.  In the event the Committee does not accept the business plan, we will be subject to suspension by the NYSE and delisting procedures.

The Committee may, at its discretion, accept our business plan but choose to truncate the usual 18 month plan period, given the recurrence of our having fallen below the continued listing standards within a 12 month period.  In November 2008, we were notified by the NYSE that we were not in compliance with the continued listing standards of the NYSE.  In that prior case, we subsequently submitted a business plan and regained compliance with the continued listing standards as of the end of the initial 18 month plan period, also in May 2010.

If we are ultimately unable to regain compliance with the continued listing standards within the timeframe permitted by the Committee, our common stock could become delisted from the NYSE.  A delisting of our common stock from the NYSE could potentially materially and adversely affect us by, among other things, reducing the liquidity and market price of our common stock, reducing the number of investors willing to hold or acquire our common stock, and limiting our ability to issue additional securities or obtain additional financing in the future.  If our common stock is delisted from the NYSE, or if it becomes apparent to us that we will be unable to regain compliance with the continued listing standards within the plan period, we would likely seek to move trading of our common stock to another national securities exchange or quotation system.

Ordinary transfers of our common stock between shareholders could result in an ownership change as defined in Section 382 of the Internal Revenue Code, limiting our ability to fully utilize our net operating loss carryforwards for U.S. federal tax purposes

We had net operating loss (“NOL”) carryforwards for U.S. federal tax purposes of $224 million as of June 27, 2010.  Our NOLs have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2030.  We anticipate that no federal income tax liability (other than alternative minimum tax) would be recorded if and when we generate U.S. taxable income and such carryforwards are utilized.

We periodically evaluate whether ordinary transfers of our common stock between shareholders have resulted in an ownership change as defined in Section 382 of the Internal Revenue Code.  Based on available information, we determined in fiscal 2010 that no such ownership change had occurred.  If such ownership change had occurred, utilization of the Company’s NOLs would be subject to annual limitation provisions per the Internal Revenue Code and similar state laws. Such annual limitations could defer the utilization of NOL carryforwards, accelerate payment of federal income taxes, and could result in the expiration of a portion of the NOL carryforwards before utilization. An ownership change under Section 382 of the Internal Revenue Code would not have had a material adverse effect on our results of operations or financial position, as we have provided a full valuation allowance against all of its deferred tax assets.  Ordinary transfers of our common stock between shareholders in future periods could result in an ownership change in such periods and accordingly, at that time, limit the utilization of our NOLs as described above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

The fair value of our debt was effectively zero at June 27, 2010.  Our reported debt balance was comprised entirely of capital lease obligations.  However, we do have significant pension liabilities and funding obligations which vary as interest rates change.  We used an average interest rate of 5.6% in determining our aggregate pension funding obligations of approximately $94 million as of June 27, 2010 (see “Summary of Contractual Obligations and Commitments” table).  A hypothetical increase of 100 basis points from the average interest rate used in the calculation (an 18% increase) would reduce our aggregate pension funding obligation to approximately $80 million at June 27, 2010.  Similarly, a hypothetical decrease of 100 basis points would increase our aggregate pension funding obligation to approximately $112 million at June 27, 2010.

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

We did not have any foreign currency contracts, or hedge instruments or contracts, outstanding at June 27, 2010, or June 28, 2009.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended	June 27,	June 28,	June 29,
(Amounts in thousands, except per share data)	2010	2009	2008

Net sales	$80,571	$98,221	$100,039
Cost of sales	56,443	64,897	70,595
Gross profit	24,128	33,324	29,444
Research and development	3,802	3,522	3,179
Pension expense	8,206	3,385	186
Sales, general and administrative	14,434	20,271	19,296
Income (loss) from operations	(2,314)	6,146	6,783
Non operating expense (income):
Interest income	(29)	(138)	(1,019)
Interest expense	-	-	249
Income (loss) from continuing operations
before provision for income taxes	(2,285)	6,284	7,553
Provision for income taxes	873	1,315	1,018
Income (loss) from continuing operations	(3,158)	4,969	6,535
Income (loss) from discontinued operations, net of taxes	(1,943)	(1,686)	3,484
Net income (loss)	$(5,101)	$3,283	$10,019

Per common share basic and diluted:
Income (loss) from continuing operations - basic	$(0.10)	$0.16	$0.22
Income (loss) from continuing operations - diluted	$(0.10)	$0.16	$0.21
Income (loss) from discontinued operations - basic and diluted	$(0.06)	$(0.05)	$0.11
Net income (loss) - basic and diluted	$(0.16)	$0.11	$0.33

Weighted average shares outstanding - basic	31,078	30,851	30,367
Weighted average shares outstanding - diluted	31,351	30,942	30,593

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of	June 27,	June 28,
(Amounts in thousands)	2010	2009

Assets
Current assets:
Cash	$8,244	$18,097
Restricted cash	262	262
Accounts receivable, less allowance for doubtful accounts of $249
in 2010 and $283 in 2009	16,436	11,598
Inventories	10,285	12,617
Prepaid expenses and other current assets	480	1,242
Total current assets	35,707	43,816
Property, plant and equipment:
Buildings and improvements	1,964	1,966
Machinery and equipment	18,824	17,982
Less accumulated depreciation	16,963	16,299
Net property, plant and equipment	3,825	3,649
Goodwill	30,443	30,359
Other assets	6,125	6,256
Total assets	$76,100	$84,080

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$9,887	$5,716
Accrued liabilities	4,953	6,313
Current portion of long-term debt	4	11
Total current liabilities	14,844	12,040
Long-term debt, net of current portion	-	4
Long-term pension benefit obligations	77,914	76,849
Other long-term obligations	1,461	1,615
Deferred income taxes	5,818	4,863

Commitments and contingencies

Stockholders' Deficit:
Common stock, $0.01 par value, 100,000 shares authorized; 31,205 and 30,942
shares issued and outstanding in 2010 and 2009	312	309
Additional paid-in capital	138,965	138,094
Accumulated deficit	(6,622)	(1,521)
Accumulated other comprehensive loss	(156,592)	(148,173)
Total stockholders' deficit	(23,937)	(11,291)
Total liabilities and stockholders' deficit	$76,100	$84,080

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
(Amounts in thousands)	Shares	Amount	Capital	Deficit	Loss	Total
Balance, July 1, 2007	30,114	$301	$134,449	$(14,823)	$(78,454)	$41,473
Exercise of stock options	439	4	1,710			1,714
Stock-based compensation expense			533			533
Shares issued to trust	67	1	172			173
Net Income				10,019		10,019
Translation adjustments					131	131
Pension adjustments					(24,242)	(24,242)
Comprehensive loss						(14,092)
Balance, June 29, 2008	30,620	306	136,864	(4,804)	(102,565)	29,801
Exercise of stock options	10	-	33			33
Shares issued	205	2	(2)			-
Shares purchased	(75)	(1)	(180)			(181)
Stock-based compensation expense		-	1,104			1,104
Shares issued to trust	182	2	275			277
Net Income				3,283		3,283
Translation adjustments					(360)	(360)
Pension adjustments					(45,248)	(45,248)
Comprehensive loss						(42,325)
Balance, June 28, 2009	30,942	$309	138,094	(1,521)	(148,173)	(11,291)
Shares issued	123	1				1
Shares purchased	(48)		(80)			(80)
Stock-based compensation expense			685			685
Shares issued to trust	188	2	266			268
Net loss				(5,101)		(5,101)
Translation adjustments					27	27
Pension adjustments					(8,446)	(8,446)
Comprehensive loss						(13,520)
Balance, June 27, 2010	31,205	$312	$138,965	$(6,622)	$(156,592)	$(23,937)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended		June 28,	June 29,
	June 27,	2009	2008
(Amounts in thousands)	2010	(restated)	(restated)

Cash flows from operating activities:
Net income (loss)	$(5,101)	$3,283	$10,019

Loss (income) from discontinued operations	1,943	1,686	(3,484)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,002	1,043	1,014
Amortization	53	53	214
Stock based compensation expense	685	1,104	640
Pension expense	8,206	3,385	186
Deferred income tax provision	955	977	900
Changes in operating assets and liabilities	830	2,329	(2,657)
Cash contribution to pension fund	(15,587)	(9,422)	(2,755)
Net cash provided by (used in) operating activities - continuing operations	(7,014)	4,438	4,077
Net cash provided by (used in) operating activities - discontinued operations	(1,858)	(1,226)	(16,038)
Net cash provided by (used in) operating activities	(8,872)	3,212	(11,961)

Cash flows from investing activities:
Proceeds from sale of business, net of transaction costs	-	1,250	-
Purchase of business	-	(885)	(1,750)
Proceeds from (deposit into) escrow account	-	(6)	22,596
Capital expenditures	(1,158)	(807)	(955)
Net cash provided by (used in) investing activities - continuing operations	(1,158)	(448)	19,891
Net cash provided by (used in) investing activities - discontinued operations	-	-	-
Net cash provided by (used in) investing activities	(1,158)	(448)	19,891

Cash flow from financing activities:
Proceeds from issuance of common stock	268	310	1,887
Purchase and retirement of treasury stock	(80)	(181)	-
Borrowings under capital lease obligations	-	10	-
Principal payments under capital lease obligations	(11)	(16)	(11)
Net cash provided by (used in) financing activities - continuing opeations	177	123	1,876
Net cash provided by (used in) financing activities - discontinued opeations	-	-	-
Net cash provided by (used in) financing activities	177	123	1,876

Net increase (decrease) in cash	(9,853)	2,887	9,806
Cash at the beginning of the period	18,097	15,210	5,404
Cash at the end of the period	$8,244	$18,097	$15,210

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

Fiscal Year

The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest June 30.  The fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, each contained 52 weeks.

Restatement

The accompanying consolidated statements of cash flows have been restated for the fiscal years 2009 and 2008 to comply with the presentation requirements of Accounting Standards Codification (“ASC”) Topic 230 (formerly Statement of Financial Accounting Standards No. 95), Statement of Cash Flows.

ASC Topic 230 requires that cash flow statements classify cash inflows and outflows as related to operating, investing, or financing activities, and also requires that the presentation of net cash flow subtotals for each of these three activities include cash flows from both continuing and discontinued operations.

In previous filings, the Company presented cash flows related to operating, investing and financing activities from continuing operations separately from cash flows from discontinued operations for each of these three activities.  As a result, our consolidated statements of cash flows in previous filings began with the line item “Net income (loss) from continuing operations.”  This presentation was not in compliance with the requirements of ASC Topic 230, which requires that the consolidated statement of cash flows begin with the line item “Net income (loss).”

The restatement impacts only the Company’s reported subtotal related to net cash provided by or used in operating activities, and had no impact on the Company’s statements of operations, net income or total cash flows for the restated periods, or on the Company’s financial position at the end of the restated periods.

The table below reflects the impact of the restatement on the Company’s net cash provided by or used in operating activities for fiscal years 2009 and 2008:

Consolidated Statements of Cash Flows

	June 28, 2009		June 29, 2008
	As		As
For the years ended	previously	As	previously	As
(Amounts in thousands except per share amounts)	reported	revised	reported	revised
Net cash provided by (used in) operating activities – continuing operations	$4,438	$4,438	$4,077	$4,077
Net cash provided by (used in) operating activities – discontinued operations	-	$(1,226)	-	$(16,038)
Net cash provided by (used in) operating activities	$4,438	$3,212	$ 4,077	$(11,961)

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

 Reserves for Litigation and Environmental Issues

The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes.  The accounting for such events is prescribed under ASC Topic 450 Contingencies.  ASC Topic 450 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.  ASC Topic 450 does not permit the accrual of gain contingencies under any circumstances.  For loss contingencies, the loss must be accrued if information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events, and if the amount of the loss can be reasonably estimated.

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

Restricted Cash

At June 27, 2010, the Company had $262 of restricted cash related to minimum balance requirements associated with procurement of certain raw materials and supplies.

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

Goodwill

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, the Company reviews the carrying value of goodwill at least annually and more frequently if indicators of potential impairment arise.

Intangible Assets

Additions to intangible assets are capitalized at fair market value and the carrying value is reviewed for impairment at least annually.  Intangible assets are included in other assets in the consolidated balance sheets, and are amortized over the estimated useful lives of the respective assets, principally on the straight-line method.  In fiscal 2009 and fiscal 2010, the Company acquired several patents related to the design and manufacture of digital DC drives for material handling and mining applications.  The cost of the patents, $533 and $525 as of June 27, 2010, and June 28, 2009, respectively, was capitalized and is included in other assets in the consolidated balance sheets.  The estimated useful life of the patents is 10 years.  Accumulated amortization of the patents as of June 27, 2010, and June 28, 2009, was $105 and $53, respectively, resulting in a net carrying value as of those dates of $428 and $472, respectively.

Stock-Based Compensation

The Company records stock-based compensation expenses in accordance with ASC Topic 718, Stock Compensation, (formerly SFAS No. 123R, Accounting for Stock-Based Compensation.)  ASC Topic 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Compensation expense related to all stock-based awards for fiscal years 2010, 2009 and 2008 is included in selling, general and administrative expense in the consolidated statements of operations.  No tax benefit was recorded on the stock compensation expense for fiscal years 2010, 2009 and 2008 due to deferred tax valuation allowances recorded by the Company in those years.

Research and Development

Expenditures for research and development are charged to expense as incurred and totaled $3,802, $3,522 and $3,179 for the fiscal years 2010, 2009 and 2008, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and totaled $40, $74 and $114 for the fiscal years 2010, 2009 and 2008, respectively.

Foreign Currency Translation

The Company’s foreign entities’ accounts are measured using local currency as the functional currency.  Assets and liabilities are translated at the exchange rate in effect at year-end.  Revenues and expenses are translated at the rates of exchange prevailing during the year.  Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive gain or loss in stockholders’ deficit.

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets.  Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $214 for fiscal year 2008.  These expenses are included in interest expense in the consolidated statements of operations.  There was no amortization expense related to deferred financing assets in fiscal 2010 or 2009.

Earnings Per Share

In accordance with ASC Topic 260, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

Recent Accounting Pronouncements

In February 2010, the SEC approved a work plan regarding convergence of US GAAP with International Financial Reporting Standards (“IFRS”) and the timeline for the preparation of financial statements by U.S. registrants under IFRS. IFRS are standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS no earlier than in fiscal 2016, including comparative information also prepared under IFRS for fiscal 2014 and fiscal 2015. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued ASC Topic 805, Business Combinations.  ASC Topic 805 is effective for business combinations closed in fiscal years beginning after December 15, 2008. This standard significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

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

In December 2007, the FASB issued ASC Topic 810, Noncontrolling Interests in Consolidated Financial Statements.  ASC Topic 810 establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. ASC Topic 810 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company adopted ASC Topic 810 effective June 29, 2009.  As the Company currently has no minority interests, the adoption of ASC Topic 810 did not have a material impact on its consolidated financial statements.

In December 2008, the FASB issued ASC Topic 715-20-65, Employers’ Disclosures about Postretirement Benefit Plan Assets. ASC Topic 715-20-65 requires additional fair value disclosures about employers’ pension and postretirement benefit plan assets consistent with guidance contained in ASC Topic 820. Specifically, employers are required to disclose information about how investment allocation decisions are made, the fair value of each major category of plan assets and information about the inputs and valuation techniques used to develop the fair value measurements of plan assets. The Company adopted ASC Topic 715-20-65 as of June 27, 2010.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 31, 2010, the date the financial statements were available to be issued, and has concluded that no recognized or nonrecognized subsequent events have occurred since its 2010 fiscal year ended on June 27, 2010.

2.  Discontinued Operations

The Company’s telecom power systems (“TPS”) business, divested in September 2008, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations.  The results of discontinued operations follow:

	June 27,	June 28,	June 29,
For the years ended	2010	2009	2008
Income (loss) from discontinued operations before interest and income taxes	$(1,787)	$(1,729)	$3,484
Loss on sale of telecom power business	(156)	(342)	-
Income on sale of power electronics business	-	385	-
Income (loss) from discontinued operations	$(1,943)	$(1,686)	$3,484

The Company’s loss from discontinued operations in fiscal 2010 includes provisions of $1.1 million for environmental matters and $0.7 million for legal fees and other costs related to previously divested businesses.

Loss from discontinued operations in fiscal 2009 includes a loss of $1.0 million related to the termination of a lease agreement for office space in Nashville, Tennessee, effective August 2010.  By terminating the lease prior to the scheduled expiration date of

August 2015, the Company avoided potential future lease payments of $9.9 million. The lease termination costs, paid in March 2009, represent the unamortized portion of tenant improvements previously provided by the landlord to Magnetek.  Loss from discontinued operations in fiscal 2009 also includes a loss on the September 2008 disposal of the TPS business of $0.3 million, losses in the TPS business prior to its disposal of $0.1 million, and expenses related to other businesses the Company no longer owns of $0.8 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul Corporation (“Federal-Mogul”).

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

	June 27,	June 28,	June 29,
For the years ended	2010	2009	2008
Net sales	$-	$1,503	$9,738

Loss from discontinued operations	$(156)	$(94)	$(1,024)
Charges to adjust to fair market value	-	(342)	(1,683)
Loss from discontinued operations - telecom power systems business	$(156)	$(436)	$(2,707)

3. Acquisitions and Divestitures

In April 2008, the Company committed to a plan to divest its TPS business, which manufactured backup power systems for wireless applications. As a result, the Company reclassified the assets to be disposed of, primarily inventory, as held for sale at June 29, 2008, and classified the operating results of the business as discontinued operations. In September 2008, the Company completed the sale of the assets of the TPS business to Myers.  The purchase price of $1.25 million was paid by Myers to the Company in October, 2008. The Company recorded a loss of $0.2 million and $0.4 million related to the divestiture, included in results of discontinued operations for fiscal 2010 and 2009 respectively, comprised mainly of future lease costs and the write-off of certain TPS fixed assets.

In February 2008, the Company purchased substantially all of the net assets, primarily accounts receivable, inventory and accounts payable, of Enrange LLC (“Enrange”) for cash upon closing of approximately $1.75 million, a deferred payment of $0.75 million made in February 2009 and contingent payments due over a three year period based on the future operating performance of the business under a negotiated earn-out schedule.  Contingent payments of $0.2 million were made in the two year period following the acquisition under the earn-out schedule.  The contingent payment due under the earn-out schedule for year three is $0.1 million, to be paid in fiscal 2011.  The excess of purchase price over the fair value of the net assets acquired was approximately $2.2 million and was recognized as goodwill.   The Enrange business manufactures radio remote controls for material handling and other industrial applications.  The operating results of the Enrange business have been included in the Company's consolidated results effective as of the acquisition date.

4.  Goodwill

The change in the carrying value of goodwill for the years ended June 27, 2010, and June 28, 2009, is as follows:

	June 27,	June 28,
	2010	2009
Balance at beginning of year	$30,359	$30,464
Currency translation	84	(105)
Balance at end of year	$30,443	$30,359

5.  Inventories

Inventories consist of the following:

	June 27,	June 28,
	2010	2009
Raw materials	$6,858	$9,479
Work in process	1,124	909
Finished goods	2,303	2,229
Total inventory	$10,285	$12,617

6.  Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:

	June 27,	June 28,
	2010	2009
Capital lease obligations	$4	$15
Less current portion	4	11
Long-term debt, net of current portion	$-	$4

Bank Borrowing Arrangements

In November 2007, the Company entered into an agreement with Associated Bank, N.A. (“Associated Bank”) providing for a $10 million revolving credit facility (the “revolving facility”).  Borrowings under the revolving facility bore interest at the London Interbank Offering Rate (“LIBOR”) plus 1.5%, with borrowing levels determined by a borrowing base formula as defined in the agreement, which includes the level of eligible accounts receivable.  The revolving facility also supports the issuance of letters of credit, places certain restrictions on the Company’s ability to pay dividends or make acquisitions, and includes covenants that require minimum operating profit levels and limit annual capital expenditures.  Borrowings under the revolving facility were originally collateralized by the Company’s accounts receivable and inventory.

In December 2008, the Company and Associated Bank entered into a first amendment to the revolving facility, the primary purpose of which was to extend the maturity date of the revolving facility to November 2010.  In February 2010, the Company and Associated Bank entered into a second amendment to the revolving facility, the purpose of which was to (i) extend the maturity date of the revolving facility to December 15, 2010, (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010; (iii) reduce the commitment amount of Associated Bank from $10.0 million to $7.5 million; (iv) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2010; and (v) broaden the security interest of Associated Bank to collateralize all assets of the Company.  There were no amounts outstanding on the amended revolving facility as of June 27, 2010.  The Company is currently in compliance with all covenants of the revolving facility, as amended.

7.  Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the fiscal years ended:

	June 27,	June 28,	June 29,
	2010	2009	2008
Numerator:
Income (loss) from continuing operations	$(3,158)	$4,969	$6,535
Income (loss) from discontinued operations	(1,943)	(1,686)	3,484
Net income (loss)	$(5,101)	$3,283	$10,019

Denominator:
Weighted average shares for basic loss per share	31,078	30,851	30,367
Add dilutive effect of stock options outstanding	273	91	226
Weighted average shares for diluted loss per share	31,351	30,942	30,593

Income (loss) per share, basic and diluted
Income (loss) per share from continuing operations - basic	$(0.10)	$0.16	$0.22
Income (loss) per share from continuing operations - diluted	$(0.10)	$0.16	$0.21
Income (loss) per share from discontinued operations - basic and diluted	$(0.06)	$(0.05)	$0.11
Net income (loss) per share - basic and diluted	$(0.16)	$0.11	$0.33

Outstanding options to purchase 2.3 million, 2.0 million and 2.6 million shares of common stock for fiscal years 2010, 2009 and 2008, respectively, have not been included in the Company’s computation of weighted average shares for diluted earnings per share because the effect would have been anti-dilutive.

8.  Fair Values of Financial Instruments

The carrying amounts of certain financial instruments including cash, restricted cash, accounts receivable and accounts payable approximate their fair values based on the short-term nature of these instruments.  In addition, the Company’s investment in an annuity contract of $5.6 million at both June 27, 2010, and June 28, 2009, is recorded at fair value based on quoted market prices.  The annuity contract is included in other assets in the accompanying consolidated balance sheets.

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

10.  Income Taxes

The Company’s provision for income taxes, all related to its continuing operations, consists of the following:

	June 27,	June 28,	June 29,
For the years ended	2010	2009	2008
Current
Federal	$-	$-	$-
State	-	-	-
Foreign	(82)	338	118
Deferred
Federal	955	977	900
State and foreign	-	-	-
Provision for income taxes	$873	$1,315	$1,018

The Company did not record any provision for income taxes related to its discontinued operations in fiscal year 2010, 2009 or 2008.

A reconciliation of the Company's effective tax rate for continuing operations to the statutory Federal tax rate follows:

	June 27,		June 28,		June 29,
For the years ended	2010		2009		2008
	Amount	%	Amount	%	Amount	%
Provision (benefit) computed at the statutory rate	$(800)	35.0	$2,200	35.0	$2,644	35.0
Losses not benefited	1,770	(77.5)	-		-
Use of net operating losses	-		(838)	(13.3)	(1,455)	(19.3)
Foreign tax rate differential	(97)	4.3	(47)	(0.8)	(171)	(2.2)
Total provision for income taxes	$873	(38.2)	$1,315	20.9	$1,018	13.5

Income before provision for income taxes of the Company's foreign subsidiaries (located in Canada and the United Kingdom) included in continuing operations was approximately $207, $721 and $854 for fiscal years 2010, 2009 and 2008, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets as of June 27, 2010, and June 28, 2009, follow:

	June 27,	June 28,
	2010	2009
Deferred tax liabilities
Depreciation and amortization (including differences in the basis of acquired assets)	$(5,818)	$(4,863)
Total deferred tax liabilities	(5,818)	(4,863)

Deferred tax assets
Inventory and other reserves	2,523	2,020
Net operating loss and capital loss carryforwards	89,903	85,585
Total gross deferred tax assets	92,426	87,605
Less: valuation allowance	(92,426)	(87,605)
Deferred tax assets less valuation allowance	-	-
Net deferred tax liability	$(5,818)	$(4,863)

The Company records valuation allowances against its deferred tax assets, when necessary, in accordance with ASC Topic 740 Income Taxes.  Realization of deferred tax assets (such as net operating loss carryforwards) is dependent on future taxable earnings and is therefore uncertain.  To the extent the Company believes that recovery is unlikely, a valuation allowance is established against its deferred tax asset, which increases the Company’s income tax expense in the period such determination is made.  Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets.

The Company had net operating loss (“NOL”) carryforwards for U.S. federal tax purposes of $224 million and $211 million as of June 27, 2010 and June 28, 2009, respectively.  The potential tax benefit of all carryforwards has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at June 27, 2010 or June 28, 2009.  The Company’s NOLs have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2030.  As the balance sheet reflects no benefit of such NOLs, the Company anticipates that no federal tax liability (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

During fiscal years 2010 and 2009, the Company completed internal evaluations as to whether ordinary transfers of the Company’s common stock between shareholders resulted in an ownership change as defined in Section 382 of the Internal Revenue Code.  Based on available information, the Company determined that no such ownership change had occurred during either fiscal year.  If such ownership change had occurred, utilization of the Company’s NOLs would be subject to annual limitation provisions per the Internal Revenue Code and similar state laws.

11.  Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements, which generally provide renewal options. Future minimum rental payments under noncancelable operating leases as of June 27, 2010, follow:

	Minimum	Minimum	Net
	Lease	Sublease	Lease
Fiscal Year	Payments	Rentals	Payments
2011	$1,032	$357	$675
2012	544	-	544
2013	394	-	394
2014	385	-	385
2015	129	-	129
Thereafter	-	-	-
Total lease payments	$2,484	$357	$2,127

For fiscal years 2010, 2009 and 2008, rent expense was $2.7 million, $3.1 million and $3.1 million respectively, while sublease rental income was $2.1 million, $2.0 million and $1.9 million respectively.  In addition, during fiscal 2009, the Company paid $1.0 million related to the early termination of a lease for office space in Nashville, Tennessee, effective August 2010.  The lease termination payment is included in loss from discontinued operations in the accompanying consolidated statements of operations for fiscal 2009, and is not included in the table above.

Litigation—Product Liability

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Company’s Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company’s insurance carrier and legal counsel has been retained to represent the Company. Magnetek is defending the action on the basis of findings that the operator/owner of the product, Alleghany Ludlum Corporation, improperly maintained or modified the product, which led to its alleged failure.  In March 2010, Magnetek’s primary carrier, Travelers, denied coverage under a reservation of rights.  This followed the Company’s excess coverage carrier, AIG/AISLIC, denying coverage in June 2009.  Travelers has agreed to continue to pay defense counsel to defend the case.  Magnetek has retained separate coverage counsel.  Plaintiff’s claim for damages is unknown at this time. The case is in the discovery phase and no trial date has been set.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company’s ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company believes that it has no such liability.  For such claims, the Company is uninsured, contractually indemnified against liability, or contractually obligated to defend and indemnify the purchaser of these former Magnetek business operations.   The Company aggressively seeks dismissal from these proceedings.

The Company also filed claims in the Federal-Mogul bankruptcy proceedings to recover attorney’s fees for the defense of asbestos-related claims. In May 2007, the Company and Federal-Mogul entered into a settlement agreement under which the Company was entitled to receive amounts from a settlement trust established under Federal-Mogul’s reorganization plan and funded by insurance proceeds. The Company was entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. In January 2009, the Company received a payment of $1.0 million under the settlement agreement, which brought the total proceeds received under the settlement agreement to $5.5 million, the maximum amount to which the Company was entitled.  The consolidated statements of operations include $0.5 million and $3.8 million of income from the settlement trust in results of discontinued operations for fiscal years 2009 and 2008, respectively.  These amounts represent primarily the recovery of previously incurred legal fees for the defense of these asbestos related lawsuits.  Several insurance carriers filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. Federal-Mogul, the Company and other defendants filed responsive pleadings and motions relating to the case, and the court granted the motions to stay the declaratory judgment action. Some of these insurers appealed such ruling but the ruling was upheld on appeal in November 2008.  Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Given the nature of the above issues, uncertainty of the ultimate outcome, and inability to estimate the potential loss, no amounts have been reserved for these matters.

Litigation—Patent Infringement and Related Proceedings

In August 2008, the Company filed a complaint in the Circuit Court of Cook County, Illinois, County Department, Law Division, against Kirkland & Ellis, LLP (“K&E”). The lawsuit involves a claim for breach of professional responsibility arising out of K&E’s representation of Magnetek in the previously reported patent infringement action against the Company by Ole K. Nilssen (“Nilssen”).  The Company alleges that, as a result of K&E’s negligent breach of professional duty in failing to discover or investigate the existence of prior art and prior misconduct which would have made Nilssen’s patent claim unenforceable or invalidated his patent, the Company suffered an arbitration award and judgment in the amount of $23.4 million, which judgment was ultimately settled by the payment to Nilssen of $18.8 million. The Company is seeking damages in the amount of $18.8 million, reimbursement of reasonable costs and attorneys fees incurred in the proceeding to vacate the arbitration award and settlement thereof, and costs incurred in connection with this lawsuit. In December 2009, K&E filed a motion to dismiss for lack of subject matter jurisdiction and alternative motion to file amended affirmative defenses. On April 5, 2010, the Circuit Court of Cook County dismissed the complaint against K&E for lack of subject matter jurisdiction.  The Court relied upon a November 2009 Illinois appellate decision in which the Court held that attorney malpractice cases arising out of the prosecution or defense of federal patent claims raised federal questions for which the federal courts have exclusive jurisdiction.  An appeal has been taken to the Illinois Appellate Court.  On April 7, 2010, the Company filed a substantially identical complaint in the United States District Court for the Northern District of Illinois.  The new federal complaint seeks damages in the amount of $18.8 million, plus any additional damages as may be warranted by the evidence introduced at trial.  On June 7, 2010, K&E entered a motion in federal court to have the Company’s complaint dismissed as being “time-barred” or filed beyond the applicable two year statute of limitations.  Magnetek filed its responsive brief on July 15, 2010, arguing, among other things, that the doctrine of equitable tolling applies effectively suspending the running of the statute of limitations.

As previously reported by the Company, Universal Lighting Technologies, Inc. (“ULT”) and Nilssen entered into a consent judgment in April 2008, for dismissal, on collateral estoppel grounds, of the patent infringement lawsuit filed by Nilssen against ULT.  The Company had provided the defense in the lawsuit pursuant to an indemnification claim from ULT subject to the terms of the sale agreement under which ULT purchased Magnetek’s lighting business in 2003.  In September 2009, Nilssen and ULT entered into a settlement agreement relating to attorney’s fees.  Under the settlement agreement, Nilssen paid to Magnetek an amount of $0.75 million as attorney’s fees as well as a nominal amount for costs.  However, if Nilssen files a Rule 60 Motion and is successful such that ULT ceases to be the “prevailing party” and is no longer entitled to attorney’s fees, then the Company is obligated to refund the $0.75 million attorney’s fees settlement amount.  As such, the amount paid to the Company represents a contingent gain and accordingly, is included in accrued liabilities in the condensed consolidated balance sheet as of June 27, 2010.

Litigation—Other

In November 2007, a lawsuit was filed by Antonio Canova in Italy, in the Court of Arezzo, Labor Law Section, against the Company and Power-One Italy, S.p.A. Mr. Canova is a former Executive Vice President of the Company and was Deputy Chairman and Managing Director of the Company’s former Italian subsidiary, Magnetek S.p.A. Mr. Canova asserted claims for damages in the amount of 3.5 million Euros (approximately $4.5 million USD) allegedly incurred in connection with the termination of his employment at the time of the sale of the Company’s power electronics business to Power-One, Inc. in October 2006. The claims against the Company relate to a change of control agreement and restricted stock grant. The Court has postponed the final hearing in the lawsuit until February 2011 due to reassignment of the case to a new judge.  The Company believes the claim is without merit and intends to vigorously defend against it.

As previously reported by the Company, the Company and Power−One, Inc. were involved in a lawsuit in the Circuit Court, Waukesha County, Wisconsin relating to the terms of a distribution and supply agreement between the parties. The parties reached a settlement of the matters involved in the lawsuit and mutually agreed to terminate their supply and distribution agreement, and the lawsuit was dismissed on November 13, 2009.

Environmental Matters—General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2010, 2009 or 2008.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously utilized, owned or leased facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2010, 2009 or 2008. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the

Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

Bridgeport, Connecticut Facility

In 1986, the Company acquired the stock of Universal Manufacturing Company (“Universal”) from a predecessor of Fruit of the Loom (“FOL”), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement included completion of additional cleanup activities, if any, at the Bridgeport facility and defense and indemnification against liability for potential response costs related to offsite disposal locations. The Company’s leasehold interest in the Bridgeport facility was assigned to the buyer in connection with the sale of the Company’s transformer business in June 2001. FOL, the successor to the indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax benefits and Magnetek withdrew its claims in the bankruptcy proceeding. The Company further believes that FOL’s obligation to the state of Connecticut was not discharged in the reorganization proceeding.

In October 2006, Sergy Company, LLC (“Sergy”), the owner of the Bridgeport facility, filed a lawsuit in Superior Court, Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The case was transferred to the Complex Litigation Docket, Waterbury, Connecticut. Sergy filed an amended complaint alleging a breach of lease obligations and violation of Connecticut environmental statutory requirements, which allegations were denied in the Company’s amended answer, affirmative defenses and counterclaims. Sergy amended its complaint to include additional claims against the Company under the Connecticut Transfer Act. The Company’s request to add additional potentially responsible parties as defendants was granted by the Court, and the Company filed declaratory judgment complaints against the FOL successor and Merrit Gavin, trustee of the Sergy Trust, a former owner of the Bridgeport facility, seeking a declaration that the obligations that Sergy seeks to enforce against the Company are the obligations of these other parties. In July 2009, the Court granted Gavin’s motion to dismiss him from the lawsuit, and in February 2010, the Court granted FOL’s motion to dismiss it from the lawsuit.  The Company filed an appeal of such rulings. The lawsuit is in the discovery phase, and the trial is scheduled to begin in January, 2011.

In January 2007, the Connecticut Department of Environmental Protection (“DEP”) requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. The DEP requested additional information from the Company relating to site investigations and remediation. The Company retained an environmental consultant to review and prepare reports on historical operations and environmental activities at the Bridgeport facility. In November 2009, the Company submitted its report and proposed work plan to the DEP. The Company and the DEP are in discussion regarding the scope of the proposed work plan.  The Company has recorded a liability of $0.6 million related to the Bridgeport facility, representing the Company’s estimate of the future site investigation costs and remediation costs, anticipated to be incurred through closure.  The liability is included in accrued liabilities in the condensed consolidated balance sheet as of June 27, 2010.

In April 2008, the Commissioner of Environmental Protection (“CTCEP”) filed an action in Superior Court, Judicial District of Hartford-New Britain at Hartford seeking injunctive relief against Sergy and the Company, which action was commenced after Sergy cut off power to the Bridgeport facility, thereby disabling a groundwater pump and treatment system previously installed by FOL and currently operated by the Company on a voluntary basis. Although a stipulation was entered into by the Company and Sergy relating to the start up and operation of the groundwater pump and treatment system, the CTCEP filed a request to amend the complaint to assert additional claims and to seek further remedies, including injunctive relief and civil penalties, for alleged failure to investigate and remediate pollution under the Connecticut Transfer Act.  In September 2008, the Hartford Court ordered the case transferred to the Waterbury Court, where the above referenced action filed by Sergy against the Company is currently pending.  In July 2009, the Waterbury Court denied the Company’s motion to join Gavin and FOL in the CTCEP lawsuit and also denied the motion to consolidate the Sergy and CTCEP actions. Following certain discovery, the CTCEP amended the complaint to drop claims against Magnetek regarding the interruptions of power, and to add the managing member of Sergy as an individual defendant.  The lawsuit is currently in the discovery phase.

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

Letters of Credit

The Company had approximately $0.9 million of outstanding letters of credit as of June 27, 2010.

12.  Stock-Based Compensation Agreements

The Company has two stock option plans (the "Plans"), one of which provides for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value of the Company’s common stock at the date of grant, and one of which provides only for the issuance of non-qualified stock options at exercise prices not less than the fair market value of the Company’s common stock at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, incentive bonuses and incentive stock units. The total number of shares of the Company's common stock available for issuance of stock options and other stock rights under the Plans is 3.3 million shares.

Under the provisions of the Plans, key employees and non-employee directors may be granted options to purchase shares of Magnetek common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Company’s Board of Directors, with vesting periods generally ranging from two to four years.  The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield.  Many of these assumptions are judgmental and highly sensitive.  Following is a table of the weighted average fair value of the Company’s stock option grants for fiscal years 2010, 2009 and 2008, using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options
	2010	2009	2008
Expected life in years	5.7	5.7	5.6
Expected stock price volatility	73.0%	66.8%	64.1%
Risk-free interest rate	2.1%	2.9%	3.0%
Options granted (in thousands)	30	474	350
Weighted average fair value of options granted	$0.71	$1.33	$2.26

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

For fiscal years 2010, 2009 and, 2008, the Company recorded $0.7 million, $1.1 million and $0.6 million, respectively, of stock-based compensation related to all share-based awards.  Stock-based compensation expense is included in selling, general and administrative expense in the accompanying consolidated statements of operations.  As of June 27, 2010, there was $1.2 million of total unrecognized compensation cost related to all stock option and restricted share grants, to be expensed ratably over a weighted-average remaining period of 2.2 years.

A summary of certain information with respect to outstanding stock options under the Plans follows (options in thousands):

		Weighted-	Aggregate
		Average	Intrinsic
		Exercise	Value
	Options	Price	($000's)
Options outstanding, July 1, 2007	5,284	$8.96	$1,344
Granted	350	$3.67
Exercised	(431)	3.90	$287
Canceled	(1,790)	12.02
Options outstanding, June 29, 2008	3,413	$7.46	$467

Granted	474	$2.19
Exercised	(10)	4.32	$10
Canceled	(1,332)	9.41
Options outstanding, June 28, 2009	2,545	$5.47	$-

Granted	30	$1.11
Exercised	-	-
Canceled	(251)	7.81
Options outstanding, June 27, 2010	2,324	$5.16	$-

Exercisable options, June 29, 2008	2,992	$7.97	$241
Exercisable options, June 28, 2009	1,841	$6.50	$-
Exercisable options, June 27, 2010	1,918	$5.72	$-

The following table provides information regarding exercisable and outstanding options as of June 27, 2010 (options in thousands):

	Exercisable			Outstanding
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	remaining		exercise	remaining
	Options	price per	contractual	Options	price per	contractual
Range of exercise price per share	exercisable	share	life (years)	outstanding	share	life (years)

$1.11 - $2.50	185	$2.13	8.4	497	$2.14	8.5
$2.51 - $5.00	733	3.74	2.8	815	3.72	3.3
$5.01 - $7.50	479	6.30	2.9	492	6.28	3.0
$7.51 - $10.00	318	8.13	2.1	318	8.13	2.1
Over $10.00	203	11.01	0.9	203	11.01	0.9
Total	1,918	$5.72	3.0	2,324	$5.16	4.0

The following table provides information regarding vested and unvested restricted stock activity for the fiscal years 2008, 2009 and 2010 (shares in thousands):

		Weighted	Fair value
		average	of vested
		grant date	shares at
	Shares	fair value	vesting date
Unvested at July 1, 2007	295	$3.44

Granted	84	$3.61
Vested	-	-	$-
Forfeited	-	-
Unvested at June 29, 2008	379	$3.48

Granted	-	$-
Vested	(205)	2.77	$492
Forfeited	(4)	3.61
Unvested at June 28, 2009	170	$4.34

Granted	646	$1.31
Vested	(123)	4.15	$202
Forfeited	(59)	1.79
Unvested at June 27, 2010	634	$1.53

13.  Employee Benefit Plans

The Company maintains a defined benefit pension plan (the “pension plan”) for the benefit of eligible employees, former employees and retirees in the U.S.   Effective June 30, 2003, the pension plan was frozen and no future compensation credits will be accrued to participants' individual accounts, although participant accounts will continue to be credited with interest.

In fiscal 2007 the Company adopted ASC Topic 715-30, Defined Benefit Plans – Pension, which requires the Company to recognize the funded status of the Pension plan in the consolidated balance sheet and provide related disclosures.  The pension plan has been in a net under-funded position for the past several years, and as a result, the Company recognized an additional minimum pension liability on its balance sheet in accordance with ASC Topic 715.  The pension plan’s unrecognized losses of $174,265 and $165,819 (excluding tax benefits of $17,000) at June 27, 2010, and June 28, 2009, respectively, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets.

During 2006, Congress passed the Pension Protection Act of 2006 (the “2006 Act”) with the stated purpose of improving the funding of U.S. private pension plans.  The 2006 Act introduced new funding requirements for qualified defined benefit pension plans, introduced benefit limitations for certain under-funded plans and raised tax deduction limits for contributions.  The 2006 Act applies to pension plan years beginning after December 31, 2007.  In June 2010, Congress passed the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 (the “2010 Act”). The 2010 Act provides, among other things, pension relief for employers with defined benefit pension plans.  The 2010 Act allows companies with a defined benefit pension plan to choose between two alternative funding schedules: amortizing funding shortfalls over 15 years for any two plan years between 2008 and 2011, or paying interest on a funding shortfall for only two plan years of the employer’s choosing after which seven-year amortization would apply.

The Company funds the pension plan in accordance with applicable employee benefit and tax laws described above and made required contributions to the pension plan of $2.8 million in fiscal 2008, $9.4 million in fiscal 2009 and $15.6 million in fiscal 2010.  Based upon current actuarial projections and pension funding regulations, required contributions to the pension plan during fiscal 2011 are estimated at approximately $12.0 million.  Required contributions in years subsequent to fiscal 2011 could be significant and will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the pension plan.

Weighted average assumptions used to determine benefit cost and benefit obligation for the pension plan follow:

	2010	2009
Discount rate used to determine benefit obligation	5.10%	6.25%
Discount rate used to determine benefit cost	6.25%	6.75%
Expected return on plan assets	8.50%	9.00%
Measurement date for pension benefit obligations	June 27, 2010	June 28, 2009

The Company determines the expected return on pension plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid.  This estimate considers the targeted allocation of pension plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions.

Pension benefit obligations at year-end, fair value of pension plan assets and the pension plan funded status for the years ended June 27, 2010, and June 28, 2009, are as follows:

	June 27,	June 28,
	2010	2009
Change in Benefit Obligation:
Benefit obligation at beginning of year	$179,056	$171,585
Interest cost	10,821	11,196
Actuarial loss	18,635	8,627
Benefits paid	(12,206)	(12,352)
Benefit obligation at end of year	$196,306	$179,056

Change in Plan Assets:
Fair value of plan assets at beginning of year	$102,207	$133,947
Actual return on plan assets	12,804	(28,810)
Employer contributions	15,587	9,422
Benefits paid	(12,206)	(12,352)
Fair value of plan assets at end of year	$118,392	$102,207

Funded status	$(77,914)	$(76,849)
Unrecognized net actuarial loss	174,265	165,819
Prepaid benefit cost	$96,351	$88,970

Amounts Recognized in Statement of Financial Position:
Pension benefit obligations, net	$(77,914)	$(76,849)
Accumulated other comprehensive loss	174,265	165,819
Net amount recognized	$96,351	$88,970

Amounts included in accumulated other comprehensive loss, net of tax, at June 27, 2010, which have not yet been recognized in net periodic benefit cost, relate solely to unrecognized net actuarial losses of the pension plan.

Net periodic benefit cost (income) for the Company’s pension plan for the fiscal years 2010, 2009 and 2008 are as follows:

	Pension Benefits
Fiscal year ended	June 27,	June 28,	June 29,
Components of Net Periodic Benefit Cost:	2010	2009	2008
Interest cost	$10,821	$11,195	$10,425
Expected return on plan assets	(8,825)	(12,130)	(13,619)
Recognized net actuarial loss	6,210	4,320	3,380
Net periodic benefit cost	$8,206	$3,385	$186

Total net periodic benefit cost for fiscal 2011 is estimated at $6.5 million.  During fiscal 2011, it is expected that $6.9 million of amounts included in accumulated other comprehensive loss will be recognized in net periodic benefit cost.  The expected return on the pension plan assets is 8.5% for fiscal 2011.

Pension plan fiduciaries set investment policies and strategies for the pension plan’s trust. The primary investment objectives are to maximize total return within a prudent level of risk, to fully diversify investment holdings, and to meet the long-term return target selected as an actuarial assumption.  The pension plan’s fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.  Pension plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments.  Pension plan assets do not include any shares of Company common stock as of June 27, 2010, or June 28, 2009.

The fair values of pension plan assets as of June 27, 2010, are as follows:

		Quoted Prices	Significant	Significant
		in Active Markets	Other Obsevable	Unobservable
	Balance as of	for Identical Assets	Inputs	Inputs
Retirement Plan Assets	June 27, 2010	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$3,032	$3,032	$-	$-

Equity holdings:
U.S. large cap	36,015	36,015	-	-
U.S. small cap	10,051	10,051	-	-
International equity	11,555	11,555	-	-
Emerging market equity	1,166	1,166	-	-
Total equity holdings	58,787	58,787	-	-

Fixed income holdings:
Core fixed income	21,705	-	21,705	-
High yield bond	6,884	-	6,884	-
Emerging market debt	3,030	-	3,030	-
Total fixed income holdings	31,619	-	31,619	-

Limited partnership holdings	24,954	-	-	24,954

Total Retirement Plan assets	$118,392	$61,819	$31,619	$24,954

The following table presents a reconciliation of the fair value measurements using significant unobservable inputs (Level 3) as of June 27, 2010:

Limited
Partnership
Holdings
Balance, beginning of period	$32,635
Return on plan assets	319
Redemptions	(8,000)
Balance, end of period	$24,954

Expected future benefit payments under the pension plan for fiscal years are as follows (in $ thousands):

Benefit
Fiscal Year	Payment
2011	$12,760
2012	12,754
2013	12,861
2014	13,048
2015	13,057
2016-2020	65,804

In addition to the pension plan, the Company maintains a defined contribution savings plan (“401k plan”) for eligible employees.  Contributions made to the 401k plan by the Company were $184, $426 and $471 for the fiscal years 2010, 2009 and 2008, respectively.  Effective January 1, 2010, the Company suspended its matching contributions to the 401k plan.

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

Changes in the warranty reserve for fiscal 2010 and 2009 follow:

	June 27,	June 28,
	2010	2009
Balance at beginning of year	$374	$493
Additions charged to earnings	719	299
Use of reserve for warranty obligations	(502)	(418)
Balance at end of year	$591	$374

15.  Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations follow:

	June 27,	June 28,	June 29,
Fiscal year ended	2010	2009	2008
(Increase) decrease in accounts receivable	$(4,838)	$7,002	$(496)
(Increase) decrease in inventories	2,332	(92)	(30)
(Increase) decrease in prepaids and other current assets	762	891	(233)
(Increase) decrease in other assets	131	647	(250)
Increase (decrease) in accounts payable	4,171	(4,691)	(1,831)
Increase (decrease) in accrued liabilities	(1,728)	(1,428)	183
Increase (decrease) in operating assets and liabilities	$830	$2,329	$(2,657)

Cash paid for interest and income taxes :
Interest	$-	$-	$34
Income taxes	$323	$271	$148

16.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at June 27, 2010, and June 28, 2009:

	June 27,	June 28,
	2010	2009
Unrecognized pension plan liabilities, net of $17,000 income tax benefit	$(157,265)	$(148,819)
Foreign currency translation adjustments	673	646
Accumulated other comprehensive loss	$(156,592)	$(148,173)

17.  Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and manufacturers’ representatives. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral.  The Company has one customer whose purchases represented more than 10% of the Company’s total revenue in fiscal year 2010.

Information with respect to the Company's foreign subsidiaries follows:

	June 27,	June 28,	June 29,
For the fiscal year	2010	2009	2008
Sales	$7,446	$14,355	$13,054
Income from operations	207	721	854
Identifiable assets	5,151	7,714	9,103
Capital expenditures	-	138	23
Depreciation and amortization	65	58	58

Sales by foreign subsidiaries include sales of products to customers within the U.S.

Export sales from the United States were $3,747, $5,534 and $5,510 in fiscal years 2010, 2009 and 2008, respectively.

18.  Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the results of the Company’s TPS business as discontinued operations for all periods presented as described in Note 2 of Notes to Consolidated Financial Statements.

	Sep 27,	Dec 27,	Mar 28,	Jun 27,
Fiscal 2010 quarter ended	2009	2009	2010	2010
Net sales	$17,834	$19,232	$19,185	$24,320
Gross profit	5,622	5,878	5,464	7,164
Income from operations	(1,290)	(756)	(1,166)	898
Income from continuing operations before income taxes	(1,280)	(750)	(1,155)	900
Provision for income taxes	231	130	251	261
Income (loss) from continuing operations	(1,511)	(880)	(1,406)	639
Loss from discontinued operations	(284)	(345)	(207)	(1,107)
Net loss	$(1,795)	$(1,225)	$(1,613)	$(468)
Per common share:
Basic and diluted:
Income (loss) from continuing operations	$(0.05)	$(0.03)	$(0.05)	$0.02
Loss from discontinued operations	$(0.01)	$(0.01)	$(0.01)	$(0.04)
Net loss	$(0.06)	$(0.04)	$(0.05)	$(0.01)

	Sep 28,	Dec 28,	Mar 29,	Jun 28,
Fiscal 2009 quarter ended	2008	2008	2009	2009
Net sales	$26,351	$26,761	$25,111	$19,998
Gross profit	9,445	9,402	7,758	6,719
Income from operations	2,031	1,948	1,206	961
Income from continuing operations before income taxes	2,098	1,991	1,220	975
Provision (benefit) for income taxes	362	732	(25)	246
Income from continuing operations	1,736	1,259	1,245	729
Income (loss) from discontinued operations	(855)	680	(1,067)	(444)
Net income	$881	$1,939	$178	$285
Per common share:
Basic and diluted:
Income from continuing operations	$0.06	$0.04	$0.04	$0.02
Income (loss) from discontinued operations	$(0.03)	$0.02	$(0.03)	$(0.01)
Net income	$0.03	$0.06	$0.01	$0.01

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders

Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of June 27, 2010 and June 28, 2009, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended June 27, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at June 27, 2010, and June 28, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2007, the Company changed its method of accounting for defined benefit pension plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.’s internal control over financial reporting as of June 27, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin

August 31, 2010

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

CORPORATE OFFICERS
Peter M. McCormick, President and Chief Executive Officer
Marty J. Schwenner, Vice President and Chief Financial Officer
Ryan D. Gile, Vice President and Controller
Scott S. Cramer, Vice President, General Counsel and Corporate Secretary

INVESTOR RELATIONS
Investor Relations Department
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051
Telephone 262.252.2903
Web site: www.magnetek.com

STOCK LISTING AND SYMBOL
NYSE
Symbol: MAG

SHAREHOLDER INFORMATION
Copies of the Company’s annual, quarterly, and current reports, as filed with the Securities and Exchange Commission, are available on request from the Company. Visit our Web site, www.magnetek.com, for updated news releases, stock performance, financial reports, conference call web casts, SEC filings, corporate governance and other investor information.

ANNUAL SHAREHOLDERS’ MEETING
Wednesday, November 10, 2010
10 a.m. Central Standard Time
Magnetek Corporate Offices
N50 W13775 Overview Drive
Menomonee Falls, WI 53051

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young, LLP
Milwaukee, WI

TRANSFER AGENT
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449
www.amstock.com