Form 10-K, Exhibit 13
MAGNETEK, INC.
filed 2011-08-31
CIK 751085

MAGNETEK

2011 ANNUAL REPORT

THE ROAD TO A BRIGHTER FUTURE

To Our Shareholders

After weathering the impact of the economic slowdown during our previous fiscal year, we are pleased with the strong performance our team achieved in fiscal 2011. Throughout the economic downturn, we continued to invest in R&D and new product development. This strategy enabled us to capitalize on demand with the right products as the markets began to recover. U.S. manufacturing activity increased for much of the fiscal year and most of our end markets, particularly on the industrial side, continued to show signs of steady growth and recovery. Our order rates and backlog levels reflected this. In fiscal 2011 we posted higher sales in each of our served markets, particularly material handling and renewable energy, resulting in year-over-year growth in revenue, gross profit and income from operations.

Given the positive momentum of our business and the strength of our operating performance in fiscal 2011, we have accelerated the level of investments in product development and sales channel expansion aimed at driving future sales growth. We're focused on organic growth opportunities across all major served markets. We also see international expansion as an important opportunity and are reviewing strategies to take our business model and technology to the global marketplace.

In terms of product development, we believe radio control is a key growth opportunity for us. We continue to develop radio control products for our traditional crane and hoist customers, as well as for the growing mobile hydraulic industry. We are exploring leveraging our wireless control technology in other industries as well, including the mining market, and we are further expanding our M-Force® mining drive product line to meet the growing demand for AC products in this industry. In our elevator business, we're building on the success of our Quattro® DC regenerative drive with a new AC version that has been shipped to various locations worldwide. Quattro AC allows us to bring our energy saving drive into the larger high-rise AC market for both modernization and new construction. We are also focusing our marketing efforts on our new line of low cost AC elevator drives, which should not only strengthen our position in North America, but allow for growth internationally. Given the challenging conditions in the wind market, and the better short- and long-term growth opportunities we see in the solar market, we've strategically allocated additional resources toward developing and marketing power inverters for utility scale solar applications. This should allow us to diversify our customer base and product offering to compete more effectively in the renewable space.

Toward the end of our fiscal year, certain indicators pointed to a moderation in U.S. manufacturing. However, we continued to see strong demand levels from customers operating in our traditional industrial end markets. While we are mindful that the road ahead could become challenging, we are confident in our business model. Magnetek's value proposition lies in the development and marketing of Energy Engineered® products that focus on operational efficiency and energy savings, increasingly important in today's world. Our talented team has the expert knowledge our customers rely on to apply advanced technology to meet their power control needs. We offer a balanced product portfolio that serves both our industrial customer base as well as the emerging renewable energy marketplace. This breadth of product lines, as well as our strong position in our traditional core industries, should allow us to weather the fluctuations seen in the renewable energy market and enable us to outpace overall economic growth rates.

The road to a brighter future means aligning our resources and investments with what we see as our greatest growth opportunities. We plan to capitalize on those opportunities through new product introductions, the penetration of new markets, and geographic expansion, while continuing to manage costs and assets to optimize cash flow and profitability.

Thank you for your continued support.

Peter M. McCormick
President and Chief Executive Officer

August 31, 2011

Please see "Caution Regarding Forward-Looking Statements" on page 11

SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Magnetek, Inc. for the fiscal year ended July 3, 2011, and the previous four fiscal years.  The financial data presented below is derived from our audited consolidated financial statements.  The results of our power electronics business, which was divested in October 2006, and our telecom power systems business, which was divested in September 2008, are included in discontinued operations for all periods presented, as explained in Note 2 of Notes to Consolidated Financial Statements.

For additional information, see our financial statements and the notes thereto included elsewhere in this Annual Report.  The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Statement of Operations Data

For the years ended	July 3,	June 27,	June 28,	June 29,	July 1,
(Amounts in thousands, except per share data)	2011	2010	2009	2008	2007

Net sales	$109,832	$80,571	$98,221	$100,039	$87,739

Gross profit	35,157	24,128	33,324	29,444	28,097
Gross profit %	32.0%	29.9%	33.9%	29.4%	32.0%

Income (loss) from operations	$5,446	$(2,314)	$6,146	$6,783	$(702)

Net income (loss):
Continuing operations	$4,817	$(3,158)	$4,969	$6,535	$(2,770)
Discontinued operations	(1,154)	(1,943)	(1,686)	3,484	(5,222)
Net income (loss)	$3,663	$(5,101)	$3,283	$10,019	$(7,992)

Per common share - basic and diluted:
Income (loss) from continuing operations - basic	$0.15	$(0.10)	$0.16	$0.22	$(0.09)

Income (loss) from continuing operations - diluted	$0.15	$(0.10)	$0.16	$0.21	$(0.09)

Income (loss) from discontinued operations - basic and diluted	$(0.04)	$(0.06)	$(0.05)	$0.11	$(0.18)

Income (loss) - basic	$0.12	$(0.16)	$0.11	$0.33	$(0.27)

Income (loss) - diluted	$0.11	$(0.16)	$0.11	$0.33	$(0.27)

Balance Sheet Data
	July 3,	June 27,	June 28,	June 29,	July 1,
(Amounts in thousands)	2011	2010	2009	2008	2007

Total assets	$85,433	$76,100	$84,080	$91,547	$104,738
Long-term debt, including current portion	-	4	15	21	32
Other long term obligations	1,318	1,461	1,615	1,947	1,709
Pension benefit obligations	61,382	77,914	76,849	37,638	15,965
Stockholders' equity (deficit)	(4,462)	(23,937)	(11,291)	29,801	41,473

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator and energy delivery applications.  Our systems consist primarily of programmable motion control and power conditioning systems used in the following applications:  overhead cranes and hoists, elevators, coal mining equipment; and renewable energy applications.  We believe that with our technical and productive resources, application expertise, broad product offerings and sales channel capabilities, we are well positioned to respond to increasing demand in our served markets.  Our operations are located in North America, predominantly in Menomonee Falls, Wisconsin, our Company headquarters.

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

Our product offerings for elevator applications are comprised of highly integrated subsystems and drives used to control motion primarily in high rise, high speed elevator applications.  Our products are sold mainly to elevator OEMs and we have a significant share of the available market for DC drives and subsystems used in high-rise elevators, primarily in retrofit projects.  We believe we have opportunities for growth in available elevator markets by introducing new energy-saving product offerings for both AC and DC applications, expanding the breadth of our product offerings to include competitive low-end products for lower performance AC applications, and using our new product offerings to expand geographically.

Our product offerings for energy delivery applications include power inverters for renewable energy applications, primarily wind turbines, as well as AC and DC drives for mining applications.  Renewable energy markets have grown rapidly in North America over recent years as both wind and solar power have become increasingly competitive from a cost standpoint with more traditional methods of power generation, and as state governments enact renewable energy portfolio standards.  The continued uncertain global economic environment has had a worldwide impact on the solar and wind markets, as growth in these markets is heavily dependent on government subsidies as well as the availability of financing over extended periods of time.  In addition, the cost of traditional forms of energy, such as natural gas and coal, also impact demand in renewable energy markets.  Throughout most of the past year, relatively low natural gas prices have resulted in soft demand in the wind market.  In addition, many companies that produce wind turbines also manufacture their own power inverters, limiting the market opportunity for our wind inverters.  As a result, we view the solar market as offering better growth opportunities, particularly at the utility-scale end of the market.  We also recognize the need to diversify our customer base and product offering if we are to compete more effectively in the renewable space.  Accordingly, we’ve strategically allocated additional resources toward the ongoing development of utility-scale power inverters for the solar market in an effort to shift our renewable sales mix in the future through a more diverse product offering.

Continuing Operations

We focus on a variety of key indicators to monitor our business performance.  These indicators include order rates, sales growth, gross profit margin, operating profit margin, net income, earnings per share, and working capital and cash flow measures.   These indicators are compared to our operating plans as well as to our prior year actual results, and are used to measure our success relative to our objectives.  Our Company objectives are to grow sales at least 10% on a year-over year basis, to achieve 30% gross margins and 10% operating profit margins, and to generate sufficient cash flow to fund our growth initiatives, our operations and our obligations.

Throughout fiscal 2011, we experienced improving conditions and increasing demand in most of our major served markets, both in traditional industrial markets as well as renewable energy markets.  Accordingly, both our sales and operating results have improved significantly over prior year levels.  Our sales increased 36% to $109.8 million in fiscal 2011 from $80.6 million in fiscal 2010.  Sales of product with material handling applications, our largest served market, rebounded in fiscal 2011 and increased nearly 28% over fiscal 2010 levels to more than $59 million.  In addition, sales of products for renewable energy markets, mainly power inverters for wind turbine applications, increased from less than $10 million in fiscal 2010 to more than $20 million in fiscal 2011.

Fiscal 2011 gross profit increased to $35.2 million, or 32.0% of sales, compared to $24.1 million, or 29.9% of sales in fiscal 2010.  We reported a pre-tax income from operations of $5.4 million in fiscal 2011 compared to a prior year pre-tax loss from operations of $2.3 million, due mainly to higher sales volumes in each of our primary served markets.  Lower pension expense also contributed to our increased income in fiscal 2011.  Fiscal 2011 pension expense decreased by $1.7 million to $6.5 million from fiscal 2010 levels.  In summary, the majority of our key indicators for each of our served markets, including order rates, sales levels, and profit margins, improved significantly over the levels of one year ago.

Total bookings for the fourth quarter of fiscal 2011 were $25.7 million, resulting in a book-to-bill ratio for the quarter of 83%, which was negatively impacted by soft renewable energy orders relative to sales in the fourth quarter.  The book-to-bill ratio for the Company’s industrial markets (material handling, elevator and mining) was 98% in the fourth quarter of fiscal 2011, as bookings of products for material handling applications were $17.6 million, roughly equal to fourth quarter material handling sales.  Total Company order backlog was $21.0 million at July 3, 2011.

Demand levels remain strong in our traditional served industrial markets, particularly for products with material handling and mining applications.  While it appears that U.S. manufacturing activity has moderated over the past several months, we expect demand in our served industrial markets to remain strong through calendar 2011.  Our incoming order rate for wind inverters during the fourth quarter is indicative of the challenging conditions that have persisted in the wind market for some time, and we expect conditions in the wind market to remain soft for the remainder of calendar year 2011.

We believe that future growth in profitability is largely dependent upon increased sales revenue and continued improvement in gross margins.  Our past sales growth has been, and we believe future sales growth will continue to be, dependent on overall economic conditions, which impact our customers’ ability to obtain financing and willingness to invest, demand for material handling products, successful introduction and increasing acceptance of new products, and greater breadth in our product offerings in renewable energy markets.  In the event the U.S. manufacturing recovery continues beyond calendar year 2011, sales of our material handling products should continue to increase, which should result in increases in our gross profit and income from operations.

Additional improvement in gross margins is mainly dependent upon favorable economic conditions, continued acceptance of recently introduced product offerings by the marketplace, and ongoing successful cost reduction actions related to recently introduced product offerings.  We intend to focus our development and marketing efforts on organic sales growth opportunities across all major served markets, and also plan to continue to tightly control our operating expenses.  In addition, a further increase in the valuation of our pension plan assets or increases in interest rates, primarily related to long-term high-quality corporate bond rates, would favorably impact our periodic pension expense and required pension contributions in future periods.

We believe overall economic conditions in our end markets remain fairly healthy, although current forecasts indicate the U.S economic recovery is stalling.  Other recent events, including the U.S. credit rating downgrade, concern over government debt levels both in the U.S. and Europe, and increasing volatility in the financial markets, could have an unfavorable impact on our business going forward.  Macro-economic conditions remain dynamic and somewhat fragile, and as a result, it remains challenging to predict the timing, duration or strength of any economic recovery or the timing, duration or severity of a subsequent economic slowdown, worldwide, in the U.S., or in the specific end markets we serve.

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

Change in Fiscal Year

In August 2011, subsequent to the end of fiscal 2011, we made the decision to conform our fiscal year, which historically ended on the Sunday nearest June 30, to the calendar year, with future fiscal years ending on the Sunday nearest December 31.  We feel this change will better align our business with customer spending patterns, will allow for enhanced comparability of our results with those of our peers, and will also increase our administrative efficiency by balancing our workload more evenly throughout the year.  As a result, we plan to report our financial results for the six month transition period (“Transition Period 2011”) of July 4, 2011, through January 1, 2012, on an Annual Report on Form 10-K and to thereafter file reports for each 12 month period, beginning with the 12 month period ended December 30, 2012. Prior to filing the transition report, we will file our quarterly report on Form 10-Q for the quarter ending October 2, 2011.

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

Accounts Receivable

Accounts receivable represent amounts due from customers in the ordinary course of business.  We are subject to losses from uncollectible receivables in excess of our allowances.  We maintain allowances for doubtful accounts for estimated losses from customers’ inability to make required payments.  In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns.  Our total allowance includes a specific allowance based on identification of customers where we feel full payment is in doubt, as well as a general allowance calculated based on our historical losses on accounts receivable as a percentage of historical sales.  We believe that our methodology has been effective in accurately quantifying our allowance for doubtful accounts and do not anticipate changing our methodology in the future.  However, if the financial condition of any of our customers was to deteriorate and impair their ability to make payments, additional allowances may be required in future periods.  We believe that all appropriate allowances have been provided.

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

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances.  We have elected to perform our annual impairment test in the fourth quarter of our fiscal year.  Per Accounting Standards Codification (“ASC”) Topic 350, Intangibles – Goodwill and Others, the best evidence of fair value are quoted prices in active markets.  Accordingly, we believe that our market capitalization is the best indication of fair value.  No impairments were recognized in long-lived assets or goodwill for the fiscal years ended July 3, 2011, June 27, 2010, and June 28, 2009.

Pension Benefits

We sponsor a defined benefit plan that was frozen in 2003 which covers primarily former employees in the U.S.  The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities.  These assumptions include discount rates, expected rates of return on plan assets and mortality rates.

We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.  Our plan assets are comprised mainly of common stock and bond funds.  The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis.  The expected rate of return on plan assets used in determining pension expense was 8.5% in fiscal 2011 and 9.0% in fiscal 2010.  In determining future periodic pension expense, we have reduced the expected rate of return on plan assets to 8.25%.

The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year.  As of July 3, 2011, the discount rate used to determine the benefit obligation was 5.15% as compared to 5.10% as of June 27, 2010.

Changes in assumptions typically result in actuarial gains or losses that are amortized over future accounting periods in accordance with the methods specified in ASC Topic 715, Employers’ Accounting for Pensions.  Similarly, if our actual return on plan assets varies from our expected return on plan assets, this also results in actuarial gains or losses that are amortized to pension expense over future accounting periods.  Mainly as a result of higher than expected returns on plan assets in fiscal 2011, our Transition Period 2011 pension expense is expected to decrease by approximately $0.25 million per quarter from fiscal 2011.  Significant differences between our assumptions and actual future investment returns or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

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

Results of Operations for Year Ended July 3, 2011, Compared with Year Ended June 27, 2010

Net Sales and Gross Profit

Net sales increased 36% to $109.8 million in fiscal 2011 from $80.6 million in fiscal 2010.  The increase in net sales in fiscal 2011 was due primarily to higher sales of products for material handling applications of $12.8 million and higher sales of products for energy delivery applications of $10.6 million, primarily inverters for wind turbine applications.  Net sales by market were as follows, in millions:

Fiscal Year Ended	July 3, 2011		June 27, 2010
	Sales	% of Sales	Sales	% of Sales
Material handling	$59.1	54%	$46.3	57%
Elevator motion control	22.9	21%	18.9	23%
Energy systems	27.8	25%	15.4	20%
Total net sales	$109.8	100%	$80.6	100%

Gross profit in fiscal 2011 increased to $35.2 million (32.0% of sales) from $24.1 million (29.9% of sales) in fiscal 2010.  The $11.1 million increase in gross profit in fiscal 2011 was primarily due to sales of relatively higher margin material handling products and increased sales of wind power inverters.

Operating Expenses

Operating expenses are comprised of research and development (“R&D”) expense, pension expense, and selling, general and administrative (“SG&A”) expenses.  R&D expense was $4.4 million in fiscal 2011, or 4.0% of sales, compared to $3.8 million, or 4.7% of sales, in fiscal 2010.  The increased spending in R&D expense in fiscal 2011 as compared to fiscal 2010 reflects higher payroll expenses and development costs incurred in new product introductions.

Pension expense in fiscal 2011 decreased to $6.5 million from $8.2 million in fiscal 2010 due to higher than expected returns on assets realized in fiscal 2010 as well as a decrease in the interest cost component of pension expense due to declining interest rates.

SG&A expense was $18.9 million, or 17.2% of sales, in fiscal 2011 compared to $14.4 million, or 17.9% of sales, in fiscal 2010.  Selling expenses were $9.2 million, or 8.4% of sales, in fiscal 2011, compared to $7.8 million, or 9.7% of sales, in fiscal 2010.  The increase in selling expenses was due to higher commissions of $0.7 million, increased payroll costs from headcount additions in fiscal 2011, and higher discretionary spending.  General and administrative (“G&A”) expense was $9.7 million in fiscal 2011 compared to $6.6 million in fiscal 2010.  The increase in G&A expense in fiscal 2011 as compared to fiscal 2010 was mainly due to higher incentive compensation provisions,  increases in other payroll-related costs and higher professional fees.

Income (Loss) from Operations

Income from operations was $5.4 million in fiscal 2011, compared to a loss from operations of $2.3 million in fiscal 2010.  The increase in income from operations in fiscal 2011 as compared to fiscal 2010 was primarily due to higher sales volume and lower pension expense, partially offset by higher SG&A costs.

Interest Income and Expense

Interest income was negligible in both fiscal 2011 and 2010.

Provision for Income Taxes

We recorded a tax provision of $0.6 million in fiscal 2011 and $0.9 million in fiscal 2010, mainly due to non-cash deferred tax provisions of $1.0 million in fiscal 2010 and 2009, respectively, related to changes in deferred tax liabilities from goodwill amortization.  The remainder of our provision or benefit for income taxes is comprised of provisions or benefit for income taxes on our pretax operating results in Canada (see Note 10 of Notes to Consolidated Financial Statements).

Income (Loss) from Continuing Operations

In fiscal 2011, we recorded income from continuing operations of $4.8 million, or $.15 per share, compared to a loss from continuing operations of $3.2 million in fiscal 2010, or $0.10 per share, on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2011 of $1.2 million, or a $0.04 loss per share on both a basic and diluted basis compared to a fiscal 2010 loss from discontinued operations of $1.9 million, or a $0.06 loss per share on both a basic and diluted basis.

Our loss from discontinued operations in fiscal 2011 related entirely to previously divested businesses, comprised mainly of legal and professional fees incurred in various matters.

Our loss from discontinued operations in fiscal 2010 included a loss of $0.2 million on the September 2008 disposal of our TPS business, and costs of $1.7 million loss related to previously divested businesses, comprised mainly of legal and professional fees incurred in various environmental matters.

Net Income (Loss)

We recorded net income in fiscal 2011 of $3.7 million, or $0.11 per share on a diluted basis, compared to a net loss in fiscal 2010 of $5.1 million, or a $0.16 loss per share, on both a basic and diluted basis.

Results of Operations for Year Ended June 27, 2010, Compared with Year Ended June 28, 2009

Net Sales and Gross Profit

Net sales decreased 18% to $80.6 million in fiscal 2010 from $98.2 million in fiscal 2009.  The decrease in net sales in fiscal 2010 was due primarily to decreased sales of products for material handling applications of $20.7 million and elevator motion control of $1.0 million, partially offset by higher sales of products for energy delivery applications, primarily inverters for wind turbine applications.  Net sales by market were as follows, in millions:

Fiscal Year Ended	June 27, 2010		June 28, 2009
	Sales	% of Sales	Sales	% of Sales
Material handling	$46.3	57%	$67.0	68%
Elevator motion control	18.9	23%	19.9	20%
Energy systems	15.4	20%	11.3	12%
Total net sales	$80.6	100%	$98.2	100%

Gross profit in fiscal 2010 decreased to $24.1 million (29.9% of sales) from $33.3 million (33.9% of sales) in fiscal 2009.  The $9.2 million decrease in gross profit in fiscal 2010 was primarily due to decreased sales of relatively higher margin material handling products, partially offset by increased sales of wind inverters.

Operating Expenses

R&D expense was $3.8 million in fiscal 2010, or 4.7% of sales, compared to $3.5 million, or 3.6% of sales, in fiscal 2009.  The increased spending in R&D expense in fiscal 2010 as compared to fiscal 2009 reflected higher payroll-related costs incurred in new product introductions.

Pension expense in fiscal 2010 increased to $8.2 million from $3.4 million in fiscal 2009 due to lower than expected returns on assets realized in fiscal 2009 as well as an increase in the amortization of unrecognized actuarial losses related to our pension plan.

SG&A expense was $14.4 million, or 17.9% of sales, in fiscal 2010 compared to $20.3 million, or 20.6% of sales, in fiscal 2009.  Selling expenses were $7.8 million, or 9.7% of sales, in fiscal 2020, compared to $9.7 million, or 9.9% of sales, in fiscal 2009.  The decrease in selling expenses was due to lower commissions of $1.0 million and reduced payroll costs from headcount reductions enacted during fiscal 2009 and 2010.  G&A expense was $6.6 million in fiscal 2010 compared to $10.6 million in fiscal 2009.  The decrease in G&A expense in fiscal 2010 as compared to fiscal 2009 was mainly due to lower incentive compensation as well as lower salaries & benefits from cost reduction actions implemented in fiscal 2009 and fiscal 2010.  In addition, fiscal 2009 G&A expense included severance costs of $1.0 million related to management reorganization actions (see Note 9 of Notes to Consolidated Financial Statements).

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

Our loss from discontinued operations in fiscal 2009 included a loss from termination of a lease agreement of $1.0 million, expenses related to previously divested businesses of $0.8 million, a loss on the September 2008 disposal of our TPS business of $0.3 million, and losses in our TPS business prior to its disposal of $0.1 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul Corporation.

Net Income (Loss)

We recorded a net loss in fiscal 2010 of $5.1 million, or $0.16 per share, on both a basic and diluted basis, compared to fiscal 2009 net income of $3.3 million, or $0.11 per share on both a basic and diluted basis.

Liquidity and Capital Resources

Our unrestricted cash and cash equivalent balance increased $4.1 million during the year ended July 3, 2011, from $8.2 million at June 27, 2010, to $12.3 million at July 3, 2011.  Restricted cash balances remained unchanged during the year at $0.3 million.   The primary source of cash during fiscal 2011 was income from continuing operations of $4.8 million, which included non-cash charges for depreciation, amortization, pension, stock compensation and deferred income  tax provisions, and cash from net reductions in operating assets and liabilities of $0.6 million.  Accounts payable increased during the year by $2.2 million, mainly due to an increase in inventories due to higher sales volume.  Inventory increased during the year by $4.0 million, due to both an increase in sales volume and a decrease in our inventory turnover rate to 5.8 turns for the fourth quarter of fiscal 2011 (ended July 3, 2011) from 6.7 turns for the fourth quarter of fiscal 2010 (ended June 27, 2010).  Our accounts receivable increased during the year by $1.8 million, due to higher sales volume in the fourth quarter of fiscal 2011 as compared to the fourth quarter of fiscal 2010.  Sales in the fourth quarter of fiscal 2011 were $31.1 million compared to sales of $24.3 million in the fourth quarter of fiscal 2010.  Our accounts receivable days sales outstanding decreased as of the end of the fourth quarter of fiscal 2011 to 53.4 days from 61.5 days at the end of the fourth quarter of fiscal 2010.  Accrued liabilities increased by $3.4 million during fiscal 2011, mainly due to the accrual of incentive compensation payments earned during fiscal 2011 to be paid in Transition Period 2011, higher accrued commissions, and an increase in customer deposits year-over-year.  There was no incentive compensation accrual recorded during fiscal 2010 based on our operating performance for the fiscal year.

The primary uses of cash in fiscal 2011 were $8.4 million in contributions to our defined benefit pension plan, $1.6 million of disbursements related to previously divested businesses and $0.7 million for capital expenditures.  While we may make further investments to increase capacity and improve efficiency, we do not anticipate that capital expenditures during Transition Period 2011 will exceed $0.5 million.  The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

In December 2007, we entered into an agreement with Associated Bank, N.A. ("Associated Bank") providing for a $10 million revolving credit facility (the “revolving facility”). Borrowings under the revolving facility bore interest at the London Interbank Offering Rate (“LIBOR”) plus 1.5%, with borrowing levels determined by a borrowing base formula as defined in the agreement, based on the level of eligible accounts receivable.  The revolving facility also supports the issuance of letters of credit, places certain restrictions on our ability to pay dividends or make acquisitions, and includes covenants which require minimum operating profit levels and limit annual capital expenditures.  Borrowings under the revolving facility at that time were collateralized by our accounts receivable and inventory.

In December 2008, we entered into an amendment to the revolving facility with Associated Bank, the primary purpose of which was to extend the maturity date of the revolving facility to November 1, 2010.  In February 2010, we entered into a second amendment to the revolving credit facility with Associated Bank, the purpose of which was to (i) extend the maturity date of the Credit Agreement to December 15, 2010; (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010; (iii) reduce the commitment amount of Associated Bank from $10.0 million to $7.5 million; (iv) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2010; and (v) broaden the security interest of Associated Bank to include all assets of the Company.

In December 2010, we entered into a third amendment to the revolving credit facility with Associated Bank, the purpose of which was to (i) extend the maturity date of the Credit Agreement to December 15, 2011; (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011; and (iii) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2011.  The commitment amount of Associated Bank remained at $7.5 million under the third amendment to the revolving facility.

There were no amounts outstanding under the revolving facility as of July 3, 2011.  We are currently in compliance with all covenants of the revolving credit facility, as amended.

Primarily as a result of the decline in interest rates over the past decade, the accumulated benefit obligation of our defined benefit pension plan currently exceeds plan assets.  We contributed $30.0 million to our pension plan in December 2006 following the divestiture of our power electronics business, and subsequently have made contributions to the plan aggregating $36.2 million from April 2008 through March 2011, funded by cash generated from operations and existing cash on hand, of which $8.4 million was contributed in fiscal 2011.  Estimated future contributions to achieve 100% funded status, as measured using current actuarial assumptions, are projected to be approximately $65 million, relatively significant given the Company’s current size and cash flow.  Actual future contribution amounts will likely vary from current estimated future contributions, depending on future interest rate levels, values in equity and fixed income markets, and the level and timing of additional interim contributions we may make to plan assets.

In response to the level of our projected pension funding obligations relative to our current operating cash flows, we filed an application with the Internal Revenue Service (“IRS”) in February 2011 for a waiver of our minimum funding requirements (contributions) for the pension plan year 2011.  The amount of the funding waiver requested was approximately $17 million, scheduled to be funded in quarterly installments from April 2011 through January 2012, with a final installment due in September 2012.  Due to the pending funding waiver application, we are not required to make scheduled plan year 2011 contributions until we are notified by the IRS of a decision concerning the funding waiver.  As a result, we did not contribute the scheduled quarterly amount of $3.3 million, due on April 15, 2011, to our pension plan.  Similarly, subsequent to the end of fiscal 2011, we did not contribute the scheduled quarterly amount of $3.3 million, due on July 15, 2011.

In the event the funding waiver is granted, the 2011 pension plan year scheduled contributions of $17 million would be deferred and amortized with interest over pension plan years 2012 through 2016.  In the event the funding waiver is not granted, we would be obligated to make our plan year 2011 minimum funding contributions by September 2012 at the latest, with the contribution amount increasing due to interest and interest penalties through the actual date of contribution.  The current rate of interest is approximately 6% while the current penalty rate, applied to the late period only, is 5%.

We believe that receipt of a funding waiver would have a significant favorable impact on our cash flow, mainly over the next several quarters, and would enable us to increase our cash reserves while continuing to invest additional resources in growth opportunities.  At the same time, receipt of a funding waiver would defer contributions from the current period of historically low interest rates.  An increase in interest rates during the waiver period could have a significant favorable impact on our funding obligation as measured upon expiration of the waiver period.

In the event the funding waiver is granted, we currently expect pension contributions to total less than $6 million over the next 12 months.  If the funding waiver is not granted, pension contributions over the next 12 months would be expected to total approximately $19 million.  We expect a final decision on the funding waiver to be made by the IRS prior to the end of calendar 2011.

Our pension plan assets were approximately $133 million as of July 3, 2011, while the projected benefit obligation was estimated at $194 million using a discount rate assumption of 5.15%.  As a result, we adjusted the pension liability on our balance sheet as of July 3, 2011, to $61 million, down from $78 million a year ago.

Annual payments from plan assets to participants in pay status have averaged approximately $12 million over the past several years.  As a result, we do not expect pension plan participants to be negatively impacted by the funding waiver process, nor do we expect any interruption in payments to participants resulting from the waiver process.

Based upon current plans and business conditions, we believe that current cash balances and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures, required pension plan contributions and other commitments over the next 12 months.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements or variable interest entities as of July 3, 2011.

SUMMARY OF CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Future payments due under contractual obligations of our continuing operations as of July 3, 2011 were as follows (in thousands):

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
Pension funding obligations	$19,077	$31,400	$13,316	$1,368	$65,161
Operating lease obligations	1,032	1,773	373	-	3,178
Purchase obligations	16,230	-	-	-	16,230
Total	$36,339	$33,173	$13,689	$1,368	$84,569

Pension funding amounts in the table above are based on current regulations and actuarial estimates as of July 3, 2011, assuming the Company does not receive a funding waiver from the Internal Revenue Service of pension plan year 2011 minimum required contributions.  Estimated pension funding obligation amounts could vary, depending on future interest rate levels, values in equity and fixed-income markets or pension funding relief legislation that may be enacted in the future.

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

Current economic conditions, primarily in the U.S., may adversely affect our served markets, our business, demand for our products and our results of operations and cash flows

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions as well as by changes in customer order patterns.  Beginning in fiscal 2008 and continuing throughout fiscal 2009 and much of our fiscal 2010, worldwide economic conditions deteriorated due to the effects of the subprime lending crisis, credit market crisis, general concerns about the health of the financial and banking industries, increased unemployment, decreased consumer and business confidence, and liquidity concerns.  This resulted in overall adverse business conditions, slower economic activity and reduced corporate profits and capital spending levels.  These conditions resulted in reduced demand for our products, and also made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities.  While economic conditions improved significantly in fiscal 2011 and demand in our served markets recovered from the levels of the previous year, the current state of the economic recovery is fragile, volatile and quite dynamic.  We cannot predict the timing, duration or strength of any economic recovery or the timing, duration or severity of a subsequent economic slowdown, worldwide, in the U.S., or in the specific end markets we serve. In the event of a future prolonged slowdown in economic activity, our business, financial condition, results of operations and cash flows could be adversely and materially affected. Additionally, our stock price could decrease if investors have concerns that our business and financial condition will be negatively impacted by a continuing or recurring economic downturn.

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

The loss of one or more major customers could adversely affect our results of operations or financial condition

We rely on several large customers for a significant portion of our sales.  While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 36% of our net sales in fiscal 2011, and we have one customer whose purchases from us represented approximately 25% of our net sales in fiscal 2011.  The loss of any such customer or significant decreases in any such customers’ levels of purchases could have a material adverse effect on our business and on our results of operations.

Certain of our competitors have substantially greater resources than us

We compete with crane and hoist drive manufacturers and drive system integrators, radio control manufacturers, elevator drive manufacturers and control system integrators, mining machinery drive builders, and power inverter builders.  The total number of such enterprises with whom we compete directly is believed to be fewer than 100.  However, certain of our competitors are significantly larger and have substantially greater resources than we do, and some are global in scope, whereas we currently compete primarily in the North American market.

We have significant pension liabilities and funding obligations

Our defined benefit pension plan was significantly underfunded as of July 3, 2011, due primarily to reductions in interest rates, which impact the discount rate used to estimate the net present value of our pension obligations.  Current actuarial estimates indicate that we will be required to make significant contributions to our defined benefit pension plan, which may consume the majority of our cash generated from operations for the next several years.  As a result, we may be required to seek additional sources of cash to fund our operations and required pension contributions.

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

We may have limited access to additional financing

Recent macroeconomic conditions have led to volatility in security prices, the failure of financial institutions, diminished liquidity and credit availability, and deflation in the valuation of investment vehicles across varied asset classes.

In the event capital and credit markets become illiquid and the availability of funds remains limited, we could incur increased costs associated with future equity or debt financing transactions. Our ability to access the capital and credit markets may be limited by these or other factors unique to our Company.  Limited access to financing opportunities in the future could have a material adverse impact on our ability to fund our operations or meet our corporate obligations.

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

We may not be able to retain compliance with the continued listing standards of the New York Stock Exchange (“NYSE”) and our common stock could be delisted by the NYSE

In June 2010, we were notified by the NYSE that we had fallen below its continued listing standards because over a 30-trading-day period, our average total market capitalization was less than $50 million and, during the same period, our stockholders’ equity was less than $50 million.  In accordance with applicable NYSE rules, in August 2010, we submitted to the NYSE a business plan that demonstrated how we intended to regain compliance with the continued listing standards within 12 months.  In September 2010, we were notified by NYSE Regulation that our proposed plan to regain compliance with the continued listing standards of the NYSE was accepted.   On June 21, 2011, the NYSE notified us that we had regained compliance with the NYSE’s quantitative continued listing standards. The notice stated that the decision resulted from our achievement of compliance with the NYSE’s minimum market capitalization requirement.

If we are unable to retain compliance with the continued listing standards in the future, our common stock could become delisted from the NYSE.  A delisting of our common stock from the NYSE could potentially materially and adversely affect us by, among other things, reducing the liquidity and market price of our common stock, reducing the number of investors willing to hold or acquire our common stock, and limiting our ability to issue additional securities or obtain additional financing in the future.  If it becomes apparent to us that we will be unable to retain compliance with the continued listing standards, or if our common stock is ultimately delisted from the NYSE, we would likely seek to move trading of our common stock to another national securities exchange or quotation system.

Ordinary transfers of our common stock between shareholders could result in an ownership change as defined in Section 382 of the Internal Revenue Code, limiting our ability to fully utilize our net operating loss carryforwards for U.S. federal tax purposes

We had net operating loss (“NOL”) carryforwards for U.S. federal tax purposes of $224 million as of July 3, 2011.  Our NOLs have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2031.  We anticipate that no federal income tax liability (other than alternative minimum tax) would be recorded if and when we generate U.S. taxable income and such carryforwards are utilized.

We periodically evaluate whether ordinary transfers of our common stock between shareholders have resulted in an ownership change as defined in Section 382 of the Internal Revenue Code.  Based on available information, we have determined that no such ownership change has occurred.  If such ownership change had occurred, utilization of the Company’s NOLs would be subject to annual limitation provisions per the Internal Revenue Code and similar state laws. Such annual limitations could defer the utilization of NOL carryforwards, accelerate payment of federal income taxes, and could result in the expiration of a portion of the NOL carryforwards before utilization. An ownership change under Section 382 of the Internal Revenue Code would not have had a material adverse effect on our results of operations or financial position, as we have provided a full valuation allowance against substantially all of our deferred tax assets.  Ordinary transfers of our common stock between shareholders in future periods could result in an ownership change in such periods and accordingly, at that time, limit the utilization of our NOLs as described above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

The fair value of our debt was zero at July 3, 2011.  However, we do have significant pension liabilities and funding obligations which vary as interest rates change.  We used an average interest rate of 5.45% in determining our aggregate pension funding obligations of approximately $65 million as of July 3, 2011 (see “Summary of Contractual Obligations and Commitments” table).  A hypothetical increase of 100 basis points from the average interest rate used in the calculation (an 18% increase) would reduce our aggregate pension funding obligation to approximately $50 million at July 3, 2011.  Similarly, a hypothetical decrease of 100 basis points would increase our aggregate pension funding obligation to approximately $80 million at July 3, 2011.

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

We did not have any foreign currency contracts, or hedge instruments or contracts, outstanding at July 3, 2011, or June 27, 2010.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended	July 3,	June 27,	June 28,
(Amounts in thousands, except per share data)	2011	2010	2009

Net sales	$109,832	$80,571	$98,221
Cost of sales	74,675	56,443	64,897
Gross profit	35,157	24,128	33,324
Research and development	4,360	3,802	3,522
Pension expense	6,500	8,206	3,385
Sales, general and administrative	18,851	14,434	20,271
Income (loss) from operations	5,446	(2,314)	6,146
Non operating expense (income):
Interest income	(1)	(29)	(138)
Income (loss) from continuing operations
before provision for income taxes	5,447	(2,285)	6,284
Provision for income taxes	630	873	1,315
Income (loss) from continuing operations	4,817	(3,158)	4,969
Loss from discontinued operations, net of taxes	(1,154)	(1,943)	(1,686)
Net income (loss)	$3,663	$(5,101)	$3,283

Per common share basic and diluted:
Income (loss) from continuing operations - basic and diluted	$0.15	$(0.10)	$0.16

Loss from discontinued operations - basic and diluted	$(0.04)	$(0.06)	$(0.05)

Net income (loss) - basic	$0.12	$(0.16)	$0.11
Net income (loss) - diluted	$0.11	$(0.16)	$0.11

Weighted average shares outstanding - basic	31,339	31,078	30,851
Weighted average shares outstanding - diluted	31,867	31,351	30,942

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of	July 3,	June 27,
(Amounts in thousands)	2011	2010

Assets
Current assets:
Cash	$12,269	$8,244
Restricted cash	262	262
Accounts receivable, less allowance for doubtful accounts of $255
in 2011 and $249 in 2010	18,237	16,436
Inventories	14,329	10,285
Prepaid expenses and other current assets	530	480
Total current assets	45,627	35,707
Property, plant and equipment:
Buildings and improvements	1,964	1,964
Machinery and equipment	19,156	18,824
Less accumulated depreciation	17,498	16,963
Net property, plant and equipment	3,622	3,825
Goodwill	30,519	30,443
Other assets	5,665	6,125
Total assets	$85,433	$76,100

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$12,083	$9,887
Accrued liabilities	8,341	4,957
Total current liabilities	20,424	14,844
Long-term pension benefit obligations	61,382	77,914
Other long-term obligations	1,318	1,461
Deferred income taxes	6,771	5,818

Commitments and contingencies

Stockholders' Deficit:
Common stock, $0.01 par value, 100,000 shares authorized; 31,383 and 31,205
shares issued and outstanding in 2011 and 2010	314	312
Additional paid-in capital	139,878	138,965
Accumulated deficit	(2,959)	(6,622)
Accumulated other comprehensive loss	(141,695)	(156,592)
Total stockholders' deficit	(4,462)	(23,937)
Total liabilities and stockholders' deficit	$85,433	$76,100

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
(Amounts in thousands)	Shares	Amount	Capital	Deficit	Loss	Total
Balance, June 29, 2008	30,620	306	136,864	(4,804)	(102,565)	29,801
Exercise of stock options	10	-	33			33
Shares issued	205	2	(2)			-
Shares purchased	(75)	(1)	(180)			(181)
Stock-based compensation expense		-	1,104			1,104
Shares issued to trust	182	2	275			277
Net income				3,283		3,283
Translation adjustments					(360)	(360)
Pension adjustments					(45,248)	(45,248)
Comprehensive loss						(42,325)
Balance, June 28, 2009	30,942	$309	$138,094	$(1,521)	$(148,173)	$(11,291)
Shares issued	123	1				1
Shares purchased	(48)	-	(80)			(80)
Stock-based compensation expense	-	-	685			685
Shares issued to trust	188	2	266			268
Net loss				(5,101)		(5,101)
Translation adjustments					27	27
Pension adjustments					(8,446)	(8,446)
Comprehensive loss						(13,520)
Balance, June 27, 2010	31,205	$312	$138,965	$(6,622)	$(156,592)	$(23,937)
Stock-based compensation expense	-	-	629			629
Shares issued to trust	178	2	284			286
Net income				3,663		3,663
Translation adjustments					284	284
Pension adjustments					14,613	14,613
Comprehensive income						18,560
Balance, July 3, 2011	31,383	$314	$139,878	$(2,959)	$(141,695)	$(4,462)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended
	July 3,	June 27,	June 28,
(Amounts in thousands)	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$3,663	$(5,101)	$3,283

Loss (income) from discontinued operations	1,154	1,943	1,686
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	914	1,002	1,043
Amortization	53	53	53
Stock based compensation expense	629	685	1,104
Pension expense	6,500	8,206	3,385
Deferred income tax provision	849	955	977
Changes in operating assets and liabilities	740	830	2,329
Cash contribution to pension fund	(8,418)	(15,587)	(9,422)
Net cash provided by (used in) operating activities - continuing operations	6,084	(7,014)	4,438
Net cash provided by (used in) operating activities - discontinued operations	(1,636)	(1,858)	(1,226)
Net cash provided by (used in) operating activities	4,448	(8,872)	3,212

Cash flows from investing activities:
Proceeds from sale of business, net of transaction costs	-	-	1,250
Purchase of business	-	-	(885)
Deposit into escrow account	-	-	(6)
Capital expenditures	(704)	(1,158)	(807)
Net cash provided by (used in) investing activities - continuing operations	(704)	(1,158)	(448)
Net cash provided by (used in) investing activities - discontinued operations	-	-	-
Net cash provided by (used in) investing activities	(704)	(1,158)	(448)

Cash flow from financing activities:
Proceeds from issuance of common stock	286	268	310
Purchase and retirement of treasury stock	-	(80)	(181)
Borrowings under capital lease obligations	-	-	10
Principal payments under capital lease obligations	(5)	(11)	(16)
Net cash provided by (used in) financing activities - continuing opeations	281	177	123
Net cash provided by (used in) financing activities - discontinued opeations	-	-	-
Net cash provided by (used in) financing activities	281	177	123

Net increase (decrease) in cash	4,025	(9,853)	2,887
Cash at the beginning of the period	8,244	18,097	15,210
Cash at the end of the period	$12,269	$8,244	$18,097

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

Fiscal Year

The Company has historically used a 52 or 53 week fiscal year ending on the Sunday nearest June 30.  The fiscal year ended July 3, 2011, contained 53 weeks.  The fiscal years ended June 27, 2010, and June 28, 2009, each contained 52 weeks.

Subsequent to the end of fiscal 2011, the Company changed its fiscal year-end from the Sunday nearest to June 30 of each calendar year to the Sunday nearest to December 31, with the change to a calendar year reporting cycle beginning January 2, 2012. The Company plans to report its financial results for the six month Transition Period of July 4, 2011 through January 1, 2012, on an Annual Report on Form 10-K and to thereafter file reports for each twelve month period, beginning with the twelve month period ending December 30, 2012. Prior to filing the transition report, the Company will file its quarterly report on Form 10-Q for the quarter ending October 2, 2011.

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

Restricted Cash

At July 3, 2011, the Company had $262 of restricted cash related to minimum balance requirements associated with procurement of certain raw materials and supplies.

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

Intangible Assets

Additions to intangible assets are capitalized at fair market value and the carrying value of indefinite-lived intangibles is reviewed for impairment at least annually.  Intangible assets are included in other assets in the consolidated balance sheets, and are amortized over the estimated useful lives of the respective assets, principally on the straight-line method.  In fiscal 2009 and fiscal 2010, the Company acquired several patents related to the design and manufacture of digital DC drives for material handling and mining applications.  The cost of the patents, $533 as of July 3, 2011, and June 27, 2010, was capitalized and is included in other assets in the consolidated balance sheets.  The estimated useful life of the patents is 10 years.  Accumulated amortization of the patents as of July 3, 2011, and June 27, 2010, was $158 and $105, respectively, resulting in a net carrying value as of those dates of $375 and $428, respectively.

Stock-Based Compensation

The Company records stock-based compensation expenses in accordance with ASC Topic 718, Stock Compensation, (formerly SFAS No. 123R, Accounting for Stock-Based Compensation.)  ASC Topic 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Compensation expense related to all stock-based awards for fiscal years 2011, 2010 and 2009 is included in selling, general and administrative expense in the consolidated statements of operations.  No tax benefit was recorded on the stock compensation expense for fiscal years 2011, 2010 and 2009 due to deferred tax valuation allowances recorded by the Company in those years.

Research and Development

Expenditures for research and development are charged to expense as incurred and totaled $4,360, $3,802 and $3,522 for the fiscal years 2011, 2010 and 2009, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and totaled $74, $40 and $74 for the fiscal years 2011, 2010 and 2009, respectively.

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

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 31, 2011, the date the financial statements were available to be issued, and has concluded that no recognized or nonrecognized subsequent events have occurred since its 2011 fiscal year ended on July 3, 2011.

2.  Discontinued Operations

The Company’s telecom power systems (“TPS”) business, divested in September 2008, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations.  The results of discontinued operations follow:

	July 3,	June 27,	June 28,
For the years ended	2011	2010	2009
Loss from discontinued operations before interest and income taxes	$(1,154)	$(1,787)	$(1,729)
Loss on sale of telecom power business	-	(156)	(342)
Income on sale of power electronics business	-	-	385
Loss from discontinued operations	$(1,154)	$(1,943)	$(1,686)

The Company’s loss from discontinued operations in fiscal 2011 includes charges of $0.5 million for environmental matters, $0.3 million for legal fees related to asbestos issues and $0.3 million for other legal fees and other costs related to previously divested businesses (see Note 11 of Notes to Consolidated Financial Statements).

The Company’s loss from discontinued operations in fiscal 2010 includes provisions of $1.1 million for environmental matters and $0.7 million for legal fees and other costs related to previously divested businesses.

Loss from discontinued operations in fiscal 2009 includes a loss of $1.0 million related to the termination of a lease agreement for office space in Nashville, Tennessee, effective August 2010.  By terminating the lease prior to the scheduled expiration date of August 2015, the Company avoided potential future lease payments of $9.9 million. The lease termination costs, paid in March 2009, represent the unamortized portion of tenant improvements previously provided by the landlord to Magnetek.  Loss from discontinued operations in fiscal 2009 also includes a loss on the September 2008 disposal of the TPS business of $0.3 million, losses in the TPS business prior to its disposal of $0.1 million, and expenses related to other businesses the Company no longer owns of $0.8 million, partially offset by a settlement gain of $0.5 million from a previous agreement with Federal-Mogul Corporation (“Federal-Mogul”) (see Note 11 of Notes to Consolidated Financial Statements).

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

The results of the Company’s TPS business follow:

	July 3,	June 27,	June 28,
For the years ended	2011	2010	2009
Net sales	$-	$-	$1,503

Loss from discontinued operations	$-	$(156)	$(94)
Charges to adjust to fair market value	-	-	(342)
Loss from discontinued operations - telecom power systems business	$-	$(156)	$(436)

3. Acquisitions and Divestitures

In April 2008, the Company committed to a plan to divest its TPS business, which manufactured backup power systems for wireless applications. As a result, the Company reclassified the assets to be disposed of, primarily inventory, as held for sale at June 29, 2008, and classified the operating results of the business as discontinued operations. In September 2008, the Company completed the sale of the assets of the TPS business to Myers.  The purchase price of $1.25 million was paid by Myers to the Company in October 2008. The Company recorded a loss of $0.2 million and $0.4 million related to the divestiture, included in results of discontinued operations for fiscal 2010 and 2009 respectively, comprised mainly of future lease costs and the write-off of certain TPS fixed assets.

In February 2008, the Company purchased substantially all of the net assets, primarily accounts receivable, inventory and accounts payable, of Enrange LLC (“Enrange”) for cash upon closing of approximately $1.75 million, a deferred payment of $0.75 million made in February 2009 and contingent payments due over a three year period based on the future operating performance of the business under a negotiated earn-out schedule.  Contingent payments of $0.3 million were made in the three year period following the acquisition under the earn-out schedule, of which $0.1 million was paid in fiscal year 2011.  No future contingent payments are due under the earn-out schedule.  The excess of purchase price over the fair value of the net assets acquired was approximately $2.2 million and was recognized as goodwill.   The Enrange business manufactures radio remote controls for material handling and other industrial applications.  The operating results of the Enrange business have been included in the Company's consolidated results effective as of the acquisition date.

4.  Goodwill

The change in the carrying value of goodwill for the years ended July 3, 2011, and June 27, 2010, is as follows:

	July 3,	June 27,
	2011	2010
Balance at beginning of year	$30,443	$30,359
Currency translation	76	84
Balance at end of year	$30,519	$30,443

5.  Inventories

Inventories consist of the following:

	July 3,	June 27,
	2011	2010
Raw materials	$9,341	$6,858
Work in process	1,338	1,124
Finished goods	3,650	2,303
Total inventory	$14,329	$10,285

6.  Bank Borrowing Arrangements

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

In February 2010, the Company and Associated Bank entered into a second amendment to the revolving facility, the purpose of which was to (i) extend the maturity date of the revolving facility to December 15, 2010; (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010; (iii) reduce the commitment amount of Associated Bank from $10.0 million to $7.5 million; (iv) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2010; and (v) broaden the security interest of Associated Bank to collateralize all assets of the Company.

In December 2010, the Company and Associated Bank entered into a third amendment to the revolving facility, the purpose of which was to (i) extend the maturity date of the revolving facility to December 15, 2011, (ii) establish minimum adjusted earnings before interest, taxes, depreciation and amortization requirements for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011; and (iii) establish maximum cash amounts the Company can contribute to its defined benefit pension plan during calendar year 2011.  The commitment amount of Associated Bank remained at $7.5 million under the third amendment to the revolving facility.

There were no amounts outstanding on the amended revolving facility as of July 3, 2011.  The Company is currently in compliance with all covenants of the revolving facility, as amended.

7.  Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the fiscal years ended:

	July 3,	June 27,	June 28,
	2011	2010	2009
Numerator:
Income (loss) from continuing operations	$4,817	$(3,158)	$4,969
Loss from discontinued operations	(1,154)	(1,943)	(1,686)
Net income (loss)	$3,663	$(5,101)	$3,283

Denominator:
Weighted average shares for basic loss per share	31,339	31,078	30,851
Add dilutive effect of stock options outstanding	528	273	91
Weighted average shares for diluted loss per share	31,867	31,351	30,942

Income (loss) per share, basic and diluted
Income (loss) per share from continuing operations - basic and diluted	$0.15	$(0.10)	$0.16

Loss per share from discontinued operations - basic and diluted	$(0.04)	$(0.06)	$(0.05)

Net income (loss) per share - basic	$0.12	$(0.16)	$0.11
Net income (loss) per share - diluted	$0.11	$(0.16)	$0.11

Outstanding options to purchase 1.8 million, 2.3 million and 2.0 million shares of common stock for fiscal years 2011, 2010 and 2009, respectively, have not been included in the Company’s computation of weighted average shares for diluted earnings per share because the effect would have been anti-dilutive.

8.  Fair Values of Financial Instruments

The carrying amounts of certain financial instruments including cash, restricted cash, accounts receivable and accounts payable approximate their fair values based on the short-term nature of these instruments.  In addition, the Company’s investment in an annuity contract of $5.1 million at July 3, 2011, and $5.6 million at June 27, 2010, is recorded at fair value based on quoted market prices.  The annuity contract is included in other assets in the accompanying consolidated balance sheets.

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

10.  Income Taxes

The Company’s provision for income taxes, all related to its continuing operations, consists of the following:

	July 3,	June 27,	June 28,
For the years ended	2011	2010	2009
Current
Federal	$-	$-	$-
State	-	-	-
Foreign	(219)	(82)	338
Deferred
Federal	953	955	977
State and foreign	(104)	-	-
Provision for income taxes	$630	$873	$1,315

The Company did not record any provision for income taxes related to its discontinued operations in fiscal year 2011, 2010 or 2009.

A reconciliation of the Company's effective tax rate for continuing operations to the statutory Federal tax rate follows:

	July 3,		June 27,		June 28,
For the years ended	2011		2010		2009
	Amount	%	Amount	%	Amount	%
Provision (benefit) computed at the statutory rate	$1,906	35.0	$(800)	35.0	$2,200	35.0
Losses not benefited	-	-	1,770	(77.5)	-
Use of net operating losses	(896)	(16.5)	-		(838)	(13.3)
Foreign tax rate differential	(380)	(7.0)	(97)	4.3	(47)	(0.8)
Total provision for income taxes	$630	11.5	$873	(38.2)	$1,315	20.9

Income before provision for income taxes of the Company's foreign subsidiaries (located in Canada and the United Kingdom) included in continuing operations was approximately $341, $207 and $721 for fiscal years 2011, 2010 and 2009, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets as of July 3, 2011, and June 27, 2010, follow:

	July 3,	June 27,
	2011	2010
Deferred tax liabilities
Depreciation and amortization (including differences in the basis of acquired assets)	$(6,771)	$(5,818)
Total deferred tax liabilities	(6,771)	(5,818)

Deferred tax assets
Inventory and other reserves	2,370	2,523
Net operating loss and capital loss carryforwards	89,777	89,903
Total gross deferred tax assets	92,147	92,426
Less: valuation allowance	(92,043)	(92,426)
Deferred tax assets less valuation allowance	104	-
Net deferred tax liability	$(6,667)	$(5,818)

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

The Company had net operating loss (“NOL”) carryforwards for U.S. federal tax purposes of $224 million as of both July 3, 2011, and June 27, 2010.  The potential tax benefit of all carryforwards has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at July 3, 2011, and June 27, 2010.  The Company’s NOLs have carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2031.  As the balance sheet reflects no benefit of such NOLs, the Company anticipates that no federal tax liability (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

The Company regularly completes internal evaluations as to whether ordinary transfers of the Company’s common stock between shareholders have resulted in an ownership change as defined in Section 382 of the Internal Revenue Code.  Based on available information, the Company has determined that no such ownership change has occurred as of the end of fiscal 2011.  If such ownership change had occurred, utilization of the Company’s NOLs would be subject to annual limitation provisions per the Internal Revenue Code and similar state laws.

11.  Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements, which generally provide renewal options. Future minimum rental payments under noncancelable operating leases as of July 3, 2011, follow:

Minimum
Lease
Fiscal Year	Payments
2012	$1,032
2013	903
2014	870
2015	327
2016	46
Thereafter	-
Total lease payments	$3,178

For fiscal years 2011, 2010 and 2009, rent expense was $1.2 million, $2.7 million and $3.1 million respectively, while sublease rental income was $0.3 million, $2.1 million and $2.0 million respectively.  In addition, during fiscal 2009, the Company paid $1.0 million related to the early termination of a lease for office space in Nashville, Tennessee, effective August 2010.  The lease termination payment is included in loss from discontinued operations in the accompanying consolidated statements of operations for fiscal 2009, and is not included in the rent expense amounts disclosed above.

Litigation—Product Liability

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Company’s Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company’s insurance carrier and legal counsel has been retained to represent the Company. Magnetek is defending the action on the basis of findings that the operator/owner of the product, Alleghany Ludlum Corporation, improperly maintained or modified the product, which led to its alleged failure.  In March 2010, Magnetek’s primary carrier, Travelers, denied coverage under a reservation of rights.  This followed the Company’s excess coverage carrier, AIG/AISLIC, denying coverage in June 2009.  Travelers has agreed to continue to pay defense counsel to defend the case and has authorized defense counsel to undertake the defense of the “pass through” vendor PDS.  Plaintiff’s claim for damages is unknown at this time. The case is in the discovery phase and no trial date has been set.

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

The Company also filed claims in the Federal-Mogul bankruptcy proceedings to recover attorney’s fees for the defense of asbestos-related claims. In May 2007, the Company and Federal-Mogul entered into a settlement agreement under which the Company was entitled to receive amounts from a settlement trust established under Federal-Mogul’s reorganization plan and funded by insurance proceeds. The Company was entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. In January 2009, the Company received a payment of $1.0 million under the settlement agreement, which brought the total proceeds received under the settlement agreement to $5.5 million, the maximum amount to which the Company was entitled.  The consolidated statements of operations include $0.5 million of income from the settlement trust in results of discontinued operations for fiscal year 2009.  This amount represents primarily the recovery of previously incurred legal fees for the defense of these asbestos related lawsuits.  Several insurance carriers filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. Federal-Mogul, the Company and other defendants filed responsive pleadings and motions relating to the case, and the court granted the motions to stay the declaratory judgment action. Some of these insurers appealed such ruling but the ruling was upheld on appeal in November 2008.  Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Given the nature of the above issues, uncertainty of the ultimate outcome, and inability to estimate the potential loss, no amounts have been reserved for these matters.

Litigation—Patent Infringement and Related Proceedings

In August 2008, the Company filed a complaint in the Circuit Court of Cook County, Illinois, County Department, Law Division, against Kirkland & Ellis, LLP (“K&E”). The lawsuit involves a claim for breach of professional responsibility arising out of K&E’s representation of Magnetek in the patent infringement action, Ole K. Nilssen v Magnetek, Inc. The Company alleges that, as a result of K&E’s negligent breach of professional duty in failing to discover or investigate the existence of prior art and prior misconduct which would have made Nilssen’s patent claim unenforceable or invalidated his patent, the Company suffered an arbitration award and judgment in the amount of $23.4 million, which judgment was ultimately settled by the payment to Nilssen of $18.75 million. The Company is seeking damages in the amount of $18.75 million, reimbursement of reasonable costs and attorneys fees incurred in the proceeding to vacate the arbitration award and settlement thereof, and costs incurred in connection with this lawsuit. On April 5, 2010, the Circuit Court of Cook County dismissed the complaint against K&E for lack of subject matter jurisdiction.  The Court relied upon a then recent Illinois appellate decision in which the Court held that attorney malpractice cases arising out of the prosecution or defense of federal patent claims raised federal questions for which the federal courts have exclusive jurisdiction.  An appeal has been taken to the Illinois Appellate Court.  On April 7, 2010, the Company filed a substantially identical complaint in the United States District Court for the Northern District of Illinois.  The new federal complaint seeks damages in the amount of $18.8 million, plus any additional damages as may be warranted by the evidence introduced at trial.  On June 7, 2010, K&E entered a motion in federal court to have the Company’s complaint dismissed as being “time-barred” or filed beyond the applicable two year statute of limitations.  The Company filed its responsive brief on July 15, 2010, arguing, among other things, that the doctrine of equitable tolling applies effectively suspending the running of the statute of limitations.  On June 30, 2011, the Illinois Appellate Court reversed the Circuit Court of Cook County and remanded the case to the trial court.  K&E filed a petition for rehearing with the Appellate Court which request was denied on July 28, 2011.

As previously reported by the Company, Universal Lighting Technologies, Inc. (“ULT”) and Nilssen entered into a consent judgment in April 2008, for dismissal, on collateral estoppel grounds, of the patent infringement lawsuit filed by Nilssen against ULT.  The Company had provided the defense in the lawsuit pursuant to an indemnification claim from ULT subject to the terms of the sale agreement under which ULT purchased Magnetek’s lighting business in 2003.  In September 2009, Nilssen and ULT entered into a settlement agreement relating to attorney’s fees.  Under the settlement agreement, Nilssen paid to the Company an amount of $0.75 million as attorney’s fees as well as a nominal amount for costs.  However, if Nilssen files a Rule 60 Motion and is successful such that ULT ceases to be the “prevailing party” and is no longer entitled to attorney’s fees, then the Company is obligated to refund the $0.75 million attorney’s fees settlement amount.  As such, the amount paid to the Company represents a contingent gain and accordingly, is included in accrued liabilities in the consolidated balance sheet as of July 3, 2011.  At present, further proceedings are stayed pending the outcome of separate appellate matters.

Litigation—Other

In November 2007, a lawsuit was filed by Antonio Canova in Italy, in the Court of Arezzo, Labor Law Section, against the Company and Power-One Italy, S.p.A. Mr. Canova is a former Executive Vice President of the Company and was Deputy Chairman and Managing Director of the Company’s former Italian subsidiary, Magnetek S.p.A. Mr. Canova asserted claims for damages in the amount of 3.5 million Euros (approximately US$4.9 million) allegedly incurred in connection with the termination of his employment at the time of the sale of the Company’s power electronics business to Power-One, Inc. in October 2006. The claims against the Company relate to a change of control agreement and restricted stock grant.  The Company believes the claims are without merit and intends to vigorously defend against them.

In October 2010, the Company received a request for indemnification from Power-One, Inc. (“Power-One”) for an Italian tax matter arising out of the sale of the Company’s power electronic group to Power-One in October 2006. With a reservation of rights, the Company affirmed its obligation to indemnify Power-One for certain pre-closing taxes.  The sale included an Italian company, Magnetek, S.p.A., and its wholly owned subsidiary, Magnetek Electronics (Shenzhen) Co. Ltd. (the “Power-One China Subsidiary”). The tax authority in Arezzo, Italy, issued a notice of audit report in September 2010 wherein it asserted that the Power-One China Subsidiary had its administrative headquarters in Italy with fiscal residence in Italy and, therefore, is subject to taxation in Italy.  In November 2010, the tax authority issued a notice of tax assessment for the period of July 2003 to June 2004, alleging that taxes of approximately 1.9 million Euros (approximately US$2.7 million) were due in Italy on taxable income earned by the Power-One China Subsidiary during this period.  In addition, the assessment alleges potential penalties calculated at 120% of the tax amount claimed together with interest in the amount of approximately 2.6 million Euros (or approximately US$3.7 million) for the alleged failure of the Power-One China Subsidiary to  file its Italian tax return.  The Power-One China Subsidiary filed its response with the provincial tax commission of Arezzo, Italy in January 2011. The tax authority in Arezzo, Italy issued a tax inspection report in January 2011 for the periods July 2002 to June 2003 and July 2004 to December 2006 claiming that the Power-One China Subsidiary failed to file Italian tax returns for the reported periods.  The Company believes the Italian tax claims are without merit and intends to vigorously defend against them.

Litigation - Environmental Matters

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company’s indemnification obligations, did not involve material expenditures during fiscal years 2011, 2010 or 2009.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously utilized, owned or leased facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2011, 2010 or 2009.  Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company’s alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company’s estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

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

In October 2006, Sergy Company, LLC (“Sergy”), the owner of the Bridgeport facility, filed a lawsuit in Superior Court, Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The case was transferred to the Complex Litigation Docket, Waterbury, Connecticut. Sergy filed an amended complaint alleging a breach of lease obligations and violation of Connecticut environmental statutory requirements, which allegations were denied in the Company’s amended answer, affirmative defenses and counterclaims.  Sergy amended its complaint to include additional claims against the Company under the Connecticut Transfer Act. In January 2011, Sergy and the Company reached an agreement in principle to resolve the lawsuit, including a payment by the Company to Sergy in the amount of $85 thousand.   The settlement is contingent upon reducing the agreed terms to writing and obtaining certain approvals to support ongoing groundwater remedial measures.

In January 2007, the Connecticut Department of Environmental Protection (“DEP”) requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. DEP requested additional information from the Company relating to site investigations and remediation. The Company retained an environmental consultant to review and prepare reports on historical operations and environmental activities at the Bridgeport facility. In November 2009, the Company submitted its site summary report and proposed work plan to the DEP and in October 2010 submitted a revised work plan to the DEP.  The Company and the DEP agreed to the scope of the work plan in November 2010.  The Company has recorded a liability of $0.4 million related to the Bridgeport facility, representing the Company’s best estimate of future site investigation costs and remediation costs which are expected to be incurred in the future. The liability is included in accrued liabilities in the consolidated balance sheet as of July 3, 2011.

In April 2008, the Commissioner of Environmental Protection (“CTCEP”) filed an action in Superior Court, Judicial District of Hartford-New Britain at Hartford seeking injunctive relief against Sergy and the Company, which action was commenced after Sergy cut off power to the Bridgeport facility, thereby disabling a groundwater pump and treatment system previously installed by FOL and currently operated by the Company. Although a stipulation was entered into by the Company and Sergy relating to the start-up and operation of the groundwater pump and treatment system, the CTCEP filed a request to amend the complaint to assert additional claims and to seek further remedies, including injunctive relief and civil penalties, for alleged failure to investigate and remediate pollution under the Connecticut Transfer Act.  In September, 2008 the Hartford Court ordered the case transferred to the Waterbury Court. The lawsuit against the Company was settled with the CTCEP by means of a stipulation for judgment in compromise and settlement which was approved by the Court in November 2010.  The stipulation, which included the Company paying the CTCEP $5 thousand, resolves all liability for past activities and requires the Company to conduct limited additional investigation pursuant to an approved work plan.

FOL’s inability to satisfy its remaining obligations to the state of Connecticut related to the Bridgeport facility and any offsite disposal locations, or in the event a final settlement cannot be achieved and an unfavorable ruling in the lawsuit with the owner of the Bridgeport facility, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company’s financial position, cash flows or results of operations.

Letters of Credit

The Company had approximately $1.5 million of outstanding letters of credit as of July 3, 2011.

12.  Stock-Based Compensation Agreements

The Company has two stock option plans (the "Plans"), one of which provides for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value of the Company’s common stock at the date of grant, and one of which provides only for the issuance of non-qualified stock options at exercise prices not less than the fair market value of the Company’s common stock at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, incentive bonuses and incentive stock units. The total number of shares of the Company's common stock available for issuance of stock options and other stock rights under the Plans is 3.1 million shares.

Under the provisions of the Plans, key employees and non-employee directors may be granted options to purchase shares of Magnetek common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Company’s Board of

Directors, with vesting periods generally ranging from two to four years.  The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield.  Many of these assumptions are judgmental and highly sensitive.  Following is a table of the weighted average fair value of the Company’s stock option grants for fiscal years 2011, 2010 and 2009, using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options
	2011	2010	2009
Expected life in years	5.7	5.7	5.7
Expected stock price volatility	73.3%	73.0%	66.8%
Risk-free interest rate	1.6%	2.1%	2.9%
Options granted (in thousands)	421	30	474
Weighted average fair value of options granted	$0.80	$0.71	$1.33

Compensation expense related to stock option awards is recognized ratably over the vesting period.

The Company also awards restricted shares of the Company’s common stock to key employees under the provisions of one of the Plans.  All restrictions on the shares expire after completion of a service period, typically three years, as determined by the Compensation Committee of the Company’s Board of Directors.  Shares are valued at the market price on the date of award. Compensation expense related to these awards is recognized ratably over the service period.

For fiscal years 2011, 2010 and 2009, the Company recorded $0.6 million, $0.7 million and $1.1 million, respectively, of stock-based compensation related to all share-based awards.  Stock-based compensation expense is included in selling, general and administrative expense in the accompanying consolidated statements of operations.  As of July 3, 2011, there was $1.1 million of total unrecognized compensation cost related to all stock option and restricted share grants, to be expensed ratably over a weighted-average remaining period of 1.8 years.

A summary of certain information with respect to outstanding stock options under the Plans follows (options in thousands):

		Weighted-	Aggregate
		Average	Intrinsic
		Exercise	Value
	Options	Price	($000's)
Options outstanding, June 29, 2008	3,413	$7.46	$467

Granted	474	$2.19
Exercised	(10)	4.32	$10
Canceled	(1,332)	9.41
Options outstanding, June 28, 2009	2,545	$5.47	$-

Granted	30	$1.11
Exercised	-	-
Canceled	(251)	7.81
Options outstanding, June 27, 2010	2,324	$5.16	$-

Granted	421	$1.26
Exercised	-	-
Canceled	(959)	5.89
Options outstanding, July 3, 2011	1,786	$3.85	$270

Exercisable options, June 28, 2009	1,841	$6.50	$-
Exercisable options, June 27, 2010	1,918	$5.72	$-
Exercisable options, July 3, 2011	1,140	$5.09	$23

The following table provides information regarding exercisable and outstanding options as of July 3, 2011 (options in thousands):

	Exercisable			Outstanding
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	remaining		exercise	remaining
	Options	price per	contractual	Options	price per	contractual
Range of exercise price per share	exercisable	share	life (years)	outstanding	share	life (years)

$1.11 - $2.50	306	$2.09	7.5	918	$1.74	8.3
$2.51 - $5.00	281	3.54	4.6	315	3.55	4.8
$5.01 - $7.50	328	6.26	2.4	328	6.26	2.4
$7.51 - $10.00	119	8.08	2.8	119	8.08	2.8
Over $10.00	106	11.01	0.9	106	10.85	0.1
Total	1,140	$5.09	4.1	1,786	$3.85	5.8

The following table provides information regarding vested and unvested restricted stock activity for the fiscal years 2009, 2010 and 2011 (shares in thousands):

		Weighted	Fair value
		average	of vested
		grant date	shares at
	Shares	fair value	vesting date
Unvested at June 29, 2008	379	$3.48

Granted	-	$-
Vested	(205)	2.77	$492
Forfeited	(4)	3.61
Unvested at June 28, 2009	170	$4.34

Granted	646	$1.31
Vested	(123)	4.15	$202
Forfeited	(59)	1.79
Unvested at June 27, 2010	634	$1.53

Granted	499	$1.18
Vested	-	-
Forfeited	(227)	1.44
Unvested at July 3, 2011	906	$1.36

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

During 2006, Congress passed the Pension Protection Act of 2006 (the “2006 Act”) with the stated purpose of improving the funding of U.S. private pension plans.  The 2006 Act introduced new funding requirements for qualified defined benefit pension plans, introduced benefit limitations for certain under-funded plans, and raised tax deduction limits for contributions.  The 2006 Act applies to pension plan years beginning after December 31, 2007.  In June 2010, Congress passed the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 (the “2010 Act”). The 2010 Act provides, among other things, pension relief for employers with defined benefit pension plans.  The 2010 Act allows companies with a defined benefit pension plan to choose between two alternative funding schedules: amortizing funding shortfalls over 15 years for any two plan years between 2008 and 2011, or paying interest on a funding shortfall for only two plan years of the employer’s choosing after which seven-year amortization would apply.  The Company selected the funding option to amortize funding shortfalls over 15 years for any two plans years between 2008 and 2011.

The Company funds the pension plan in accordance with applicable employee benefit and tax laws described above and made required contributions to the pension plan of $8.4 million in fiscal 2011, $15.6 million in fiscal 2010 and $9.4 million in fiscal 2009.  Based upon current actuarial projections and pension funding regulations, future required minimum contributions to the pension plan are estimated at $65.1 million, of which approximately $15.7 million is scheduled to be contributed from July 2011 through June 2012.  Required contributions after June 2012 are subject to change and will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the pension plan.

In response to the level of the Company’s projected pension funding obligations relative to its current operating cash flows, the Company filed an application with the Internal Revenue Service (“IRS”) in February 2011 for a waiver of its minimum funding requirements (contributions) for the pension plan year 2011.  The amount of the funding waiver requested was approximately $17 million, scheduled to be funded in quarterly installments from April 2011 through January 2012, with a final installment due in September 2012.  Due to the pending funding waiver application, the Company is not required to make scheduled plan year 2011 contributions until the Company is notified by the IRS of a decision concerning the funding waiver.  As a result, the scheduled quarterly installment of $3.3 million due on April 15, 2011, was not made.

In the event the funding waiver is granted, the 2011 plan year scheduled contributions of $17 million would be deferred and amortized with interest over plan years 2012 through 2016.  In the event the funding waiver is not granted, the Company would be obligated to make its plan year 2011 minimum funding contributions by September 2012 at the latest, with the contribution amount increasing due to interest and interest penalties through the actual date of contribution.  The current rate of interest is approximately 6% while the current penalty rate, applied to the late period only, is 5%.

Weighted average assumptions used to determine benefit cost and benefit obligation for the pension plan follow:

	2011	2010
Discount rate used to determine benefit obligation	5.15%	5.10%
Discount rate used to determine benefit cost	5.10%	6.25%
Expected return on plan assets	8.50%	8.50%
Measurement date for pension benefit obligations	July 3, 2011	June 27, 2010

The Company determines the expected return on pension plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid.  This estimate considers the targeted allocation of pension plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions.  Based on analysis of future expectations of asset performance, past return results, and current and expected asset allocations, the Company reduced its long-term expected return on plan assets to 8.25% for cost recognition purposes in 2012 from the expected return assumption of 8.5% for fiscal 2011 and 2010.

Pension benefit obligations at year-end, fair value of pension plan assets, and the pension plan funded status for the years ended July 3, 2011, and June 27, 2010, are as follows:

	July 3,	June 27,
	2011	2010
Change in Benefit Obligation:
Benefit obligation at beginning of year	$196,306	$179,056
Interest cost	9,686	10,821
Actuarial loss	2,327	18,635
Benefits paid	(14,074)	(12,206)
Benefit obligation at end of year	$194,245	$196,306

Change in Plan Assets:
Fair value of plan assets at beginning of year	$118,392	$102,207
Actual return on plan assets	20,127	12,804
Employer contributions	8,418	15,587
Benefits paid	(14,074)	(12,206)
Fair value of plan assets at end of year	$132,863	$118,392

Funded status	$(61,382)	$(77,914)
Unrecognized net actuarial loss	159,652	174,265
Prepaid benefit cost	$98,270	$96,351

Amounts Recognized in Statement of Financial Position:
Pension benefit obligations, net	$(61,382)	$(77,914)
Accumulated other comprehensive loss	159,652	174,265
Net amount recognized	$98,270	$96,351

In fiscal 2007 the Company adopted ASC Topic 715-30, Defined Benefit Plans – Pension, which requires the Company to recognize the funded status of the pension plan in the consolidated balance sheet and provide related disclosures.  The pension plan has been in a net under-funded position for the past several years, and as a result, the Company recognized an additional minimum pension liability on its balance sheet in accordance with ASC Topic 715.  The pension plan’s unrecognized losses of $159,652 and $174,265 (excluding tax benefits of $17,000) at July 3, 2011, and June 27, 2010, respectively, have been recorded as a reduction to equity in “Accumulated Other Comprehensive Loss” on the Company’s consolidated balance sheets.   Amounts included in accumulated other comprehensive loss, net of tax, at July 3, 2011, which have not yet been recognized in net periodic benefit cost, relate solely to unrecognized net actuarial losses of the pension plan.

Net periodic benefit cost (income) for the Company’s pension plan for the fiscal years 2011, 2010 and 2009 are as follows:

	Pension Benefits
Fiscal year ended	July 3,	June 27,	June 28,
Components of Net Periodic Benefit Cost:	2011	2010	2009
Interest cost	$9,686	$10,821	$11,195
Expected return on plan assets	(10,041)	(8,825)	(12,130)
Recognized net actuarial loss	6,855	6,210	4,320
Net periodic benefit cost	$6,500	$8,206	$3,385

Total net periodic benefit cost for the Transition Period 2011 (the next two fiscal quarters) is estimated at $2.7 million.  During that time, it is expected that $3.2 million of amounts included in accumulated other comprehensive loss will be recognized in net periodic benefit cost.  The expected return on the pension plan assets in determining future pension expense is 8.25%.

Pension plan fiduciaries set investment policies and strategies for the pension plan’s trust. The primary investment objectives are to maximize total return within a prudent level of risk, to fully diversify investment holdings, and to meet the long-term return target selected as an actuarial assumption.  The pension plan’s fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.  Pension plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments.  Pension plan assets do not include any shares of Company common stock as of July 3, 2011, or June 27, 2010.

The fair values of pension plan assets as of July 3, 2011, are as follows:

		Quoted Prices	Significant	Significant
		in Active Markets	Other Obsevable	Unobservable
	Balance as of	for Identical Assets	Inputs	Inputs
Retirement Plan Assets	July 3, 2011	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$210	$210	$-	$-

Equity holdings:
U.S. large cap	43,596	43,596	-	-
U.S. small cap	13,456	13,456	-	-
International equity	19,980	19,980	-	-
Total equity holdings	77,032	77,032	-	-

Fixed income holdings:
Core fixed income	22,219	-	22,219	-
Emerging market debt	3,111	-	3,111	-
Total fixed income holdings	25,330	-	25,330	-

Limited partnership holdings	30,291	-	-	30,291

Total Retirement Plan assets	$132,863	$77,242	$25,330	$30,291

The following table presents a reconciliation of the fair value measurements using significant unobservable inputs (Level 3) as of July 3, 2011:

Limited
Partnership
Holdings
Balance, beginning of period	$24,953
Return on plan assets	5,338
Balance, end of period	$30,291

Expected future benefit payments under the Pension plan by fiscal year are as follows (in $ thousands):

Fiscal	Benefit
Year	Payment
2012	$12,806
2013	12,805
2014	13,036
2015	13,089
2016	13,110
2017-2021	66,549

In addition to the pension plan, the Company maintains a defined contribution savings plan (“401k plan”) for eligible employees.  Contributions made to the 401k plan by the Company were $200, $184 and $426 for the fiscal years 2011, 2010 and 2009, respectively.  Effective January 1, 2011, the Company reinstated its matching contributions to the 401k plan which had been suspended effective as of January 1, 2010.

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

Changes in the warranty reserve for fiscal 2011 and 2010 follow:

	July 3,	June 27,
	2011	2010
Balance at beginning of year	$591	$374
Additions charged to earnings	446	719
Use of reserve for warranty obligations	(458)	(502)
Balance at end of year	$579	$591

15.  Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations follow:

	July 3,	June 27,	June 28,
Fiscal year ended	2011	2010	2009
(Increase) decrease in accounts receivable	$(1,801)	$(4,838)	$7,002
(Increase) decrease in inventories	(4,044)	2,332	(92)
(Increase) decrease in prepaids and other current assets	54	762	891
(Increase) decrease in other assets	460	131	647
Increase (decrease) in accounts payable	2,196	4,171	(4,691)
Increase (decrease) in accrued liabilities	3,875	(1,728)	(1,428)
Increase (decrease) in operating assets and liabilities	$740	$830	$2,329

Cash paid for interest and paid (refunded) for income taxes :
Interest	$-	$-	$-
Income taxes	$(100)	$323	$271

16.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at July 3, 2011, and June 27, 2010:

	July 3,	June 27,
	2011	2010
Unrecognized pension plan liabilities, net of $17,000 income tax benefit	$(142,652)	$(157,265)
Foreign currency translation adjustments	957	673
Accumulated other comprehensive loss	$(141,695)	$(156,592)

17.  Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and manufacturers’ representatives. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral.  The Company has one customer whose purchases represented approximately 25% of the Company’s total revenue in fiscal year 2011.

Information with respect to the Company's foreign subsidiaries follows:

	July 3,	June 27,	June 28,
For the fiscal year	2011	2010	2009
Sales	$6,593	$7,446	$14,355
Income from operations	341	207	721
Identifiable assets	5,200	5,151	7,714
Capital expenditures	-	-	138
Depreciation and amortization	53	65	58

Sales by foreign subsidiaries include sales of products to customers within the U.S.

Export sales from the United States were $5,624, $3,747 and $5,534 in fiscal years 2011, 2010 and 2009, respectively.

18.  Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the results of the Company’s TPS business as discontinued operations for all periods presented as described in Note 2 of Notes to Consolidated Financial Statements.

	Oct 3,	Jan 2,	Apr 3,	Jul 3,
Fiscal 2011 quarter ended	2010	2011	2011	2011
Net sales	$24,877	$26,066	$27,831	$31,058
Gross profit	7,544	8,470	8,744	10,399
Income from operations	934	1,392	1,482	1,638
Income from continuing operations before income taxes	935	1,392	1,482	1,638
Provision for income taxes	272	15	241	102
Income (loss) from continuing operations	663	1,377	1,241	1,536
Loss from discontinued operations	(392)	(141)	(270)	(351)
Net income	$271	$1,236	$971	$1,185
Per common share:
Basic and diluted:
Income (loss) from continuing operations	$0.02	$0.04	$0.04	$0.05
Loss from discontinued operations	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Net income	$0.01	$0.04	$0.03	$0.04

	Sep 27,	Dec 27,	Mar 28,	Jun 27,
Fiscal 2010 quarter ended	2009	2009	2010	2010
Net sales	$17,834	$19,232	$19,185	$24,320
Gross profit	5,622	5,878	5,464	7,164
Income from operations	(1,290)	(756)	(1,166)	898
Income from continuing operations before income taxes	(1,280)	(750)	(1,155)	900
Provision for income taxes	231	130	251	261
Income (loss) from continuing operations	(1,511)	(880)	(1,406)	639
Loss from discontinued operations	(284)	(345)	(207)	(1,107)
Net loss	$(1,795)	$(1,225)	$(1,613)	$(468)
Per common share:
Basic and diluted:
Income (loss) from continuing operations	$(0.05)	$(0.03)	$(0.05)	$0.02
Loss from discontinued operations	$(0.01)	$(0.01)	$(0.01)	$(0.04)
Net loss	$(0.06)	$(0.04)	$(0.05)	$(0.01)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders

Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of July 3, 2011 and June 27, 2010, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended July 3, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at July 3, 2011, and June 27, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin

August 31, 2011

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mitchell I. Quain
Chairman of the Board, Magnetek, Inc.,
Partner, One Equity Partners LLC

David A. Bloss, Sr.
Former Chairman of the Board and Chief Executive Officer,
CIRCOR International, Inc.

Yon Y. Jorden
Former Executive Vice President and Chief Financial Officer, Advance PCS

David P. Reiland
Chairman of the Board, Broadwind Energy, Inc.

Alan B. Levine
Former Chief Financial Officer and Director,
Virtual Access Networks, Inc.

Peter M. McCormick
President and Chief Executive Officer, Magnetek, Inc.

CORPORATE OFFICERS

Peter M. McCormick
President and Chief Executive Officer

Marty J. Schwenner
Vice President and Chief Financial Officer

Scott S. Cramer
Vice President, General Counsel and Corporate Secretary

Michael J. Stauber
Vice President, Corporate Controller

Hungsun S. Hui
Vice President, Operations

INVESTOR RELATIONS

Investor Relations Department
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051
Telephone 262.252.2903
Web site www.magnetek.com

STOCK LISTING AND SYMBOL

NYSE
Symbol: MAG

SHAREHOLDER INFORMATION

Copies of the Company's annual, quarterly, and current reports, as filed with the Securities and Exchange Commission, are available on request from the Company. Visit our web site, www.magnetek.com, for updated news releases, stock performance, financial reports, conference call web casts, SEC filings, corporate governance and other investor information.

ANNUAL SHAREHOLDERS' MEETING

Wednesday, November 9, 2011
10 a.m. Central Standard Time
Magnetek Corporate Offices
N50 W13775 Overview Drive
Menomonee Falls, WI 53051

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Milwaukee, WI

TRANSFER AGENT

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449
www.amstock.com

MAGNETEK

MAGNETEK, INC.
N49 W13650 CAMPBELL DRIVE
MENOMONEE FALLS, WI 53051
P 262.783.3500 800.288.8178
F 262.783.3503 800.298.3503
WWW.MAGNETEK.COM

Pub No. CP-Annual 09/11
© 2011 Magnetek, Inc.